04045052

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME The Bank of Yokohama Ltd.

*CURRENT ADDRESS 1-1, Minatomirai 3-chome,
Nishi-ku
Yokohama, Kanagawa 220-8611
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 27 2004
THOMSON FINANCIAL

FILE NO. 82- 34814 FISCAL YEAR

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DATE: 9/21/04

82-34871

Exhibit A-1

RECEIVED

2004 JUL -- A 9:31

ANNUAL REPORT (EXCERPT)

For the year ended March 31,2004

TRANSLATION

CONTENTS

A. Digest of Financial Results for the year ended March 31,2004

1. Income status (Billions of yen, %)

			March 31, 2003	March 31, 2004	Increase /(Decrease)	Ratio(%)
Gross operating income			194.9	203.6	8.7	4.4
	Gross operating income from domestic operations		187.3	195.5	8.2	4.3
		Interest income	159.6	163.8	4.2	
		Fees and commissions	25.5	28.7	3.2	
		Trading profits	0.9	0.7	(0.2)	
		Other operating income	1.1	2.1	1.0	
	Gross operating income from international operations		7.5	8.0	0.5	6.3
Expenses			90.1	85.8	(4.3)	(4.7)
	Of which, personnel		35.3	31.5	(3.8)	(10.6)
	Of which, facilities		49.2	48.7	(0.5)	(1.0)
Net business profit (before transfer to allowance for possible loan losses)			104.8	117.8	13.0	12.4
Transfer to allowance for possible loan losses			(6.1)	(7.3)	(1.2)	
Net business profit (after transfer to reserve for possible loan losses)			111.0	125.1	14.1	12.7
Unusual profits and losses			(85.7)	(46.4)	39.3	
	Of which, disposal of bad debts		49.8	43.7	(6.1)	
	(Including transfer to allowance for possible loan losses)		43.6	36.4	(7.2)	
	Of which,gains or losses on securities		(29.5)	0.5	30.0	
		Of which, losses on write-down of stocks and other securities	33.2	0.1	(33.1)	
Ordinary profit			25.3	78.6	53.3	210.8
Special gains and losses			2.7	1.9	(0.8)	
Income taxes-deferred			12.9	33.1	20.2	
Net income			15.1	47.4	32.3	212.4

Disposal of bad debts (including profits on bad debt recovered)	43.6	32.8	(10.8)	(24.9)

(1) Gross Operating Income increased by 4.4% to 203.6billion yen.

Gross Operating Income increased by 4.4% to 203.6biliion yen from the previous year, driven by increase in interest income (by 4.2billion yen) and enhancing of fees and commissions (by 3.2billion yen).

(Reference1) Profit Margins Growth.



1.2%
1.0%
0.8%
0.6%
0.4%
Profit margin from deposits and loans
Profit margin from total funds
0.63%
0.79%
0.93%
1.01%
1.04%
1.13%
0.52%
0.63%
0.69%
0.81%
0.84%
0.89%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004

Gross Operating Income — Billions of yen

179.4	182.4	190.2	202.5	194.9	203.6

(Reference 2) Trend of fees and commissions (from domestic operations).



Billions of yen
30
27
24
21
18
15
※ percent in a bar shows the ratio of fees & commisions to Gross Operating Income (from domestic operations).
<3.2billion yen increase since March 31.2003 >
Contributed by Annuities sales commissions (1.2billion yen) and commision&fees relating to Private placement bonds(1.1billion yen)
22.0
22.0
23.1
25.3
25.5
28.7
12.7%
12.6%
12.6%
12.9%
13.6%
14.7%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004

(2) Expenses; OHR decreased by 4.7% to below mid 40% level as a result of further cost reduction efforts.

As a result of continuous cost reduction efforts, expenses decreased by 4.7% against the previous year to 85.8billion yen. OHR decreased to 42.1%, followed by increase in Gross operating income.

•OHR(%)=Expenses／Gross operating income

(Reference) Improvement of Expenses and OHR



Billions of yen
120
110
100
90
80
70
70%
60%
50%
40%
Expenses
OHR
111.2
105.2
98.9
94.4
90.1
85.8
61.9%
57.6%
51.9%
46.6%
46.2%
42.1%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004

Adjusted OHR(Excluding gains or losses on bonds and bond derivatives)

59.6%	55.1%	51.8%	48.4%	46.7%	46.3%

(3) Net Business Profit before transfer to allowance for possible loan losses increased by 12.4% to bring the highest level.

Net Business Profit before transfer to allowance for possible loan losses increased by 12.4% (13.0 billion yen) to 117.8billion yen, reflecting growth in revenues from domestic operations and proactive efforts of reducing costs.

(Reference) Trend of Net Business Profit before transfer to allowance for possible loan losses



Billions of yen
<Increase by 49.6 billion yen from March 1999>
Increase in gross operating income by 24.2 billion yen
Decrease in expenses by 25.4 billion yen.
140
120
100
80
60
40
68.2
77.2
91.3
108.1
104.8
117.8
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004

(4) Disposal of bad debts: 36.4billion yen, decreased by 7.2billion yen against the previous year.

We decreased disposal of bad debts to 36.4billion yen by 7.2billion yen reduction against the previous year as a result of improving category of borrowers through providing borrowers supports to improve their management efficiencies and collections. Including profits on bad debt recovered decreased Net disposal of bad debts by 10.8 billion yen to 32.8billion yen.

(5) Loss on write-down of stocks and other securities: significant decrease in write off due to stock market improvement.

Write off stocks decreased to 0.1billion yen by 33.1billion yen reduction from the previous term reflecting the effect of rising stock market prices.

(6) Both ordinary profits and net income experienced significant increase. Earned surplus reached 119.5 billion yen.

As a result of the above, ordinary profit reached 78.6billion yen with a increase of 53.3billion yen and net income reached 47.4billion yen with a increase by 32.3billion yen, both experiencing dramatic drastic increase from the previous term.

Due to the above, the earned surplus of this term (retained earnings excluding legal reserve) accumulated to 119.5billion yen by a increase of 45.8billion yen from the previous term.

2. Assets and Liabilities

(1) Loans: Loans to individuals mainly through housing loans have made a increase.

As a result of efforts in concentrating into regional retail banking, loans to individuals satisfactorily progressed mainly through housing loans with an increase by 275.6billion yen against the previous term. The percentage of loans to individuals against total loans increased to 39.6%.

(Reference) Trend of loans to related to regional retail market

(Billions of yen, %)

	March 31, 2002	March 31, 2003	Increase /(Decrease)	March 31, 2004	Increase /(Decrease)
Loans to small businesses, etc.	6,212.4	6,421.6	[3.4%] 209.2	6,601.8	[2.8%] 180.2
Of which, loans to individuals	2,615.8	2,877.5	[10.0%] 261.7	3,153.1	[9.6%] 275.6
Of which, housing-related loans	2,279.8	2,556.1	[12.1%] 276.3	2,833.8	[10.8%] 277.7
Housing loans	1,434.0	1,669.0	[16.3%] 235.0	1,888.4	[13.1%] 219.4
Apartment house loans	845.8	887.1	[4.9%] 41.3	945.3	[6.5%] 58.2
Percentage of loans to small businesses against total loans	80.3%	81.2%	0.9%	83.0%	1.8%
Percentage of loans to individuals	33.8%	36.4%	2.6%	39.6%	3.2%

(2) Deposits: Individual deposits have steadily progressed.

Individual deposits have steadily progressed by 63.8billion yen (0.9%) increase against the previous term mainly through deposits within Kanagawa prefecture. Total deposits have decreased by 220.0 billion yen against the previous term in the end balance, while increased by 214.5 billion yen in the average balance.

(Reference) Trend of Deposits

(Billions of yen, %)

	March 31, 2002	March 31, 2003	Increase /(Decrease)	March 31, 2004	Increase /(Decrease)
Deposits (End balance)	9,113.8	9,374.3	[2.8%] 260.5	9,154.3	[(2.3%)] (220.0)
Of which, individual deposits	6,567.7	6,721.3	[2.3%] 153.6	6,785.1	[0.9%] 63.8
Of which, corporate deposits	1,850.3	2,059.7	[11.3%] 209.4	2,017.3	[(2.0%)] (42.4)

	March 31, 2002	March 31, 2003	Increase /(Decrease)	March 31, 2004	Increase /(Decrease)
Deposits (Average balance)	8,517.0	8,602.3	[1.0%] 85.3	8,816.8	[2.5%] 214.5

(3) Products for individuals: Revenues from investment trusts and annuities showed steady growth.

The balance of investment trusts increased by 76.6billion yen against the previous term, which resulted in 298.8 billion yen and commission revenue of 3.3 billion yen, increased by 1.0 billion yen against the previous term, as a result of proactive responding to the diversifying customer investment needs. Annuities ,which sales had started since the second half of the previous term made a steady progress with a balance of 47.1billion yen and commission revenue of 1.5billion yen.

(Reference 1) Growth of products for individuals

(Billions of yen)

	March 31, 2002	March 31, 2003	Increase /(Decrease)	March 31, 2004	Increase /(Decrease)
Balance of investment trusts	181.8	222.2	40.4	298.8	76.6
Balance of Annuities	—	7.3	7.3	47.1	39.8

(Reference 2) Commission revenues from products for individuals

(Billions of yen)

	March 31, 2002	March 31, 2003	Increase /(Decrease)	March 31, 2004	Increase /(Decrease)
Invesment trusts (fees and commissions)	2.1	2.3	0.2	3.3	1.0
Annuities (fees and commisions)	—	0.3	0.3	1.5	1.2

(4) **Securities: Stocks have decreased by 58.7billion yen due to outright sales, etc. with a ratio of 29% against capital account.**

The book value of stocks decreased by 58.7 billion yen against the previous term through outright sales and etc. The ratio against capital account has drastically decreased to 29%.

(Reference) Trend of book value of shares and capital account



Billions of yen
Book value of shares
Capital account
Ratio of book value of shares against capital account
600
500
400
300
200
100
0
200%
150%
100%
50%
0%
525.6
405.9
129%
451.1
427.0
105%
367.5
450.7
81%
267.2
447.5
59%
224.3
451.8
49%
165.6
556.2
29%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004

Increase/(decrease) of book value of shares — Billions of yen

(92.3)	(74.5)	(83.6)	(100.3)	(42.9)	(58.7)

**Although we have taken market value appraisal since March 2001, the amount above was stated at acquisition cost.*

3. **Bad debts: Ratio of bad debts has decreased to 4.1%.**

Bad debts (under the Financial Reconstruction Law) have decreased by 68.2billion yen against the previous term as a result of further off-balancing, collection and etc. The ratio of bad debts has decreased by 0.8points to 4.1%.

(Reference) Transition of credits disclosed under the Financial Reconstruction Law

(Billions of yen)

Categories of credits	March 31, 2002	March 31, 2003	Increase /(Decrease)	March 31, 2004	Increase /(Decrease)
Unrecoverable or valueless claims (in legal or virtual bankruptcy)	84.6	50.6	(34.0)	43.8	(6.8)
Doubtful claims (in possible bankruptcy)	247.3	226.2	(21.1)	206.8	(19.4)
Claims in need of special caution	144.7	126.7	(18.0)	84.6	(42.1)
Sub-total(bad debts) A	476.7	403.5	(73.2)	335.3	(68.2)
Borrowers in need of caution other than claims in need of special	1,162.9	1,061.5	(101.4)	838.7	(222.8)
Normal borrowers	6,464.8	6,666.4	201.6	6,944.9	278.5
Normal claims B	7,627.8	7,727.9	100.1	7,783.7	55.8
Total credits C=A+B	8,104.6	8,131.5	26.9	8,119.0	(12.5)

(%)

Ratio against total credits A/C	5.8	4.9	(0.9)	4.1	(0.8)

4. **Conditions in Kanagawa Prefecture: The share of loans rose to28.5% .**
Deposits from and loans to individuals have steadily progressed.

> The balance in both deposits from and loans to individuals in Kanagawa Prefecture made steady progress, as a result of concentration of business resources in the prefecture as a regional bank. Among them, loans to individuals showed continuously a large increase at 8.8% annually. Contributed by this, shares in Kanagawa prefecture increased to 28.5% for loans and 22.8% for deposits.

(1) Shares in Kanagawa Prefecture



30%
27%
24%
21%
18%
Loans
Deposits
23.9%
24.3%
25.0%
26.1%
27.9%
28.5%
22.7%
23.2%
23.1%
23.0%
23.5%
22.8%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004

(2)Deposits from individuals in Kanagawa Prefecture



Billions of yen
7,000
6,500
6,000
5,500
5,000
(%: Auual growth rate)
5,711.5
5,869.7
6,068.5
6,236.8
6,371.4
6,431.8
+2.7%
+3.3%
+2.7%
+2.1%
+0.9%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004

(3)Loans to small businesses in Kanagawa Prefecture



Billions of yen
6,500
6,000
5,500
5,000
4,500
4,000
(%: Auual growth rate)
4,856.3
4,982.9
5,324.8
5,472.1
5,677.5
5,822.9
+2.6%
+6.8%
+2.7%
+3.7%
+2.5%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004

(4)Loans to individuals in Kanagawa Prefecture



Billions of yen
3,200
2,800
2,400
2,000
1,600
1,200
(%: Auual growth rate)
2,063.1
2,129.5
2,240.6
2,420.3
2,659.8
2,894.3
+3.2%
+5.2%
+8.0%
+9.9%
+8.8%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004

5. Capital Ratio: Capital Ratio increased to 10.66%, due to a increase in Tier 1 capital.

We achieved to 10.66% of capital ratio by increase of 0.34points against the previous term with a increase in Tier 1 capital as a main driver through steady accumulation of profits, which increased by 1.04points to 7.40%.

(Reference) Trend of capital ratio(consolidated, based on domestic standards)



Billions of yen
Tier 1
Capital Ratio
Tier 1 ratio
500
450
400
350
300
12%
10%
8%
6%
4%
377.2
402.5
424.6
422.3
423.1
489.1
10.04%
10.03%
9.59%
10.72%
10.32%
10.66%
5.04%
5.66%
6.15%
6.47%
6.36%
7.40%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004

6. Deferred tax assets: Ratio to net business profits decreased to75 %.

Deferred tax assets decreased by 29.7 billion yen to 88.7 billion yen. Addition to that, the ratio to net business profits decreased by 38% to 75% which is below net business profits.

(Reference) Improvement of ratio of deferred tax assets to net business profits (excluding deferred tax assets for net unrealized gain/(loss) on available-for-sale securities, Non-consolidated)



Billions of yen
Deferred tax assets
Ratio to net business profits
200
150
100
50
0
300%
200%
100%
0%
187.5
163.1
142.8
130.3
118.4
88.7
275%
211%
156%
121%
113%
75%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003
March 31,2004

Ratio to Tier 1(including deferred tax assets for net unrealized gain/(loss) on available-for-sale securities, consolidated

51.2%	41.7%	34.2%	34.9%	33.0%	15.1%

7. Prospects: We expect to keep the high level of profits in fiscal year 2004.

We expect net business profit (before transfer to allowance for possible loan losses) will reach 119.0 billion yen which is above the fiscal year 2003 through further strengthening profitability. Ordinary profits are expected to increase by 3.4billion yen to 82.0 billion yen and net income to increase by 2.6billion yen to 50.0 billion yen. Maintaining the high level of profits are to be expected.

Non-consolidated

(Billions of yen)

	Prospects for the interim term of 2004	Increase/(decrease) against the previous interim term	Prospects for the year 2004	Increase/(decrease)
Gross operating income	101.0	(3.3)	206.0	2.4
Gross operating income from domestic operations	97.6	(1.8)	199.3	3.8
Interest income	82.4	1.4	168.4	4.6
Fees and commissions	15.1	0.9	30.6	1.9
Other operating income	(0.3)	(4.1)	(0.5)	(2.6)
Gross operating income from international operations	3.4	(1.4)	6.7	(1.3)
Expenses	44.0	0.4	87.0	1.2
Personnel	15.2	(1.1)	29.8	(1.7)
Facilities	25.3	0.9	50.4	1.7
Tax	3.5	0.8	6.8	1.2
Net business profit (before transfer to allowance for possible loan losses)	57.0	(3.7)	119.0	1.2
Disposal of bad debts	20.0	(3.9)	35.0	(1.4)
Gains or losses on securities	0.0	0.1	0.0	(0.5)
Ordinary profit	35.0	1.0	82.0	3.4
Net income	21.5	1.5	50.0	2.6

Consolidated

(Billions of yen)

	Prospects for the interim term of 2004	Increase/(decrease) against the previous interim term	Prospects for the year 2004	Increase/(decrease)
Ordinary profit	35.5	0.7	83.0	3.1
Net income	21.5	1.8	50.0	2.6

(Reference) Prospects of Interest margins for the year 2004(Domestic) (%)

	Prospects for the interim term of 2004	Increase/(decrease) against the previous interim term	Prospects for the year 2004	Increase/(decrease)
Yield on interest earning assets A	1.88	0.01	1.90	0.01
Loans and bills discounted	2.10	0.01	2.13	0.04
Yield on fundings B	0.07	(0.02)	0.06	(0.03)
Deposits and NCD	0.02	0.00	0.02	0.00
Operating expenses	0.94	0.00	0.93	(0.01)
Total funding cost C	0.98	(0.02)	0.97	(0.03)
Yield spread A-B	1.81	0.03	1.84	0.04
Interest margins between loans and deposits	1.15	0.02	1.18	0.05
Net interest margin A-C	0.90	0.03	0.93	0.04

B. CONSOLIDATED FINANCIAL INFORMATION
B. 連結決算情報

1. Consolidated Balance Sheet *(Unaudited)*
1. 連結貸借対照表

March 31,2004
(Millions of yen)

ASSETS:	(資産の部)		LIABILITIES:	(負債の部)	
Cash and due from banks	現金預け金	556,767	Deposits	預金	9,125,942
Call loans	コールローン及び買入手形	28,002	Negotiable CDs	譲渡性預金	48,059
Other debt purchased	買入金銭債権	149,257	Call money and bills sold	コールマネー及び売渡手形	908
Trading assets	特定取引資産	121,130	Trading liabilities	特定取引負債	2,617
Securities	有価証券	1,298,771	Borrowed money	借用金	114,004
Loans and bills discounted	貸出金	7,946,846	Foreign exchanges	外国為替	105
Foreign exchanges	外国為替	8,080	Bonds and notes	社債	85,999
Other assets	その他資産	109,851	Bonds with warrants	新株予約権付社債	53,176
Premises and equipment	動産不動産	145,114	Other liabilities	その他負債	339,829
Deferred tax assets	繰延税金資産	73,686	Liability for employees' retirement benefits	退職給付引当金	62
Customers' liabilities for acceptances and guarantees	支払承諾見返	307,039	Allowance under special laws	特別法上の引当金	0
Allowance for possible loan losses	貸倒引当金	(84,297)	Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	23,011
			Negative goodwill	連結調整勘定	49
			Acceptances and guarantees	支払承諾	307,039
			Total Liabilities	負債の部合計	10,100,805
			MINORITY INTERESTS STOCKHOLDERS' EQUITY	(少数株主持分)	
			Minority interests stockholders' equity	少数株主持分	4,520
			STOCKHOLDERS' EQUITY:	(資本の部)	
			Common stock and preferred stock	資本金	188,223
			Capital surplus	資本剰余金	149,839
			Retained earnings	利益剰余金	154,132
			Land revaluation excess	土地再評価差額金	32,289
			Net unrealized gain/(loss) on available-for-sale securities	株式等評価差額金	30,838
			Foreign currency translation adjustment	為替換算調整勘定	(0)
			Treasury stock	自己株式	(396)
			Total stockholders' equity	資本の部合計	554,926
Total Assets	資産の部合計	10,660,252	Total Liabilities, Minority Interests and Stockholders' Equity	負債、少数株主持分及び資本の部合計	10,660,252

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Consolidated Statement of Income *(Unaudited)*
2. 連結損益計算書

		For the year ended March 31,2004 (Millions of yen)
Total ordinary income :	経常収益	253,274
Interest received	資金運用収益	175,914
Interest on loans and discounts	（うち貸出金利息）	159,831
Interest and dividends on investment securities	（うち有価証券利息配当金）	14,495
Fees and commissions	役務取引等収益	43,214
Trading profits	特定取引収益	771
Other operating income	その他業務収益	21,624
Other ordinary income	その他経常収益	11,751
Total ordinary expenses :	経常費用	173,356
Interest paid	資金調達費用	8,815
Interest on deposits	（うち預金利息）	2,577
Fees and commissions	役務取引等費用	8,558
Other operating expenses	その他業務費用	13,628
General and administrative expenses	営業経費	91,554
Other expenses	その他経常費用	50,798
Ordinary profit	経常利益	79,918
Special gains	特別利益	6,399
Special losses	特別損失	3,277
Income before income taxes and minority interests	税金等調整前当期純利益	83,040
Income taxes-current	法人税、住民税及び事業税	5,133
Income taxes-deferred	法人税等調整額	29,661
Minority interests in net income	少数株主利益	800
Net income	当期純利益	47,445

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Consolidated Statement of Earned Surplus *(Unaudited)*
3. 連結剰余金計算書

		For the year ended March 31,2004 (Millions of yen)
Capital surplus	(資本剰余金の部)	
Balance of capital surplus at beginning of term	資本剰余金期首残高	146,281
Increase in capital surplus	資本剰余金増加高	3,558
Exercise of warrants (Convertible bonds)	旧商法に基づき発行された転換社債の転換による増加高	3,411
Issuance of common stock	増資による新株の発行	7
Increase due to merger	合併に伴う増加高	138
Balance at end of term	資本剰余金期末残高	149,839
Retained earnings	(利益剰余金の部)	
Balance of retained earnings at beginning of term	利益剰余金期首残高	113,613
Increase in retained earnings	利益剰余金増加高	47,708
Net income	当期純利益	47,445
Increase due to transfer of land revaluation excess	土地再評価差額金取崩による増加高	262
Decrease in retained earnings	利益剰余金減少高	7,189
Cash dividends	配当金	7,049
Losses on disposition of treasury stocks	自己株式処分差損	1
Decrease due to merger	合併に伴う減少高	138
Balance at end of term	利益剰余金期末残高	154,132

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

4. Consolidated Statement of Cash Flows *(Unaudited)*
4．連結キャッシュ・フロー計算書

For the year ended March 31,2004 (Millions of yen)

		March 31,2004
1. Cash flows from operating activities	Ⅰ．営業活動によるキャッシュ・フロー	
Income before income taxes and minority interests	税金等調整前当期純利益	83,040
Depreciation and amortization	減価償却費	7,742
Amortization of goodwill	連結調整勘定償却額	1
Equity in earnings of affiliates	持分法による投資損益	(370)
Increase (Decrease) in reserve for possible loan losses	貸倒引当金の増加額	(5,928)
Increase (Decrease) in reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金の増加額	(1,815)
Increase (Decrease) in liability for employee's retirement benefits	退職給付引当金の増加額	2
Interest income	資金運用収益	(175,914)
Interest expenses	資金調達費用	8,815
Investment securities (gains) losses	有価証券関係損益	9,043
Foreign exchange losses (gains)	為替差損益	8,407
Losses (Gains) on disposal of premises and equipment	動産不動産処分損益	678
Net decrease(increase) in trading assets	特定取引資産の純増減	(48,601)
Net increase (decrease) in trading liabilities	特定取引負債の純増減	(1,550)
Net decrease in loans	貸出金の純増減	(55,426)
Net increase(decrease) in deposits	預金の純増減	(240,513)
Net increase(decrease) in negotiable certificates of deposit	譲渡性預金の純増減	(21,429)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	借用金（劣後特約付借入金を除く）の純増減	(104)
Net increase(decrease) in due from bank (excluding deposits at BOJ)	預け金（日銀預け金を除く）の純増減	5,460
Net (increase) decrease in call loans and others	コールローン等の純増減	(113,454)
Net (increase) decrease in call money and others	コールマネー等の純増減	631
Net (decrease) increase in foreign exchange (assets)	外国為替（資産）の純増減	(497)
Net increase(decrease) in foreign exchange (liabilities)	外国為替（負債）の純増減	(46)
Interest and dividends received	資金運用による収入	191,428
Interest paid	資金調達による支出	(9,441)
Other	その他	235,302
Subtotal	小計	(124,536)
Income taxes paid	法人税等の支払額	(2,549)
Net cash provided by operating activities	営業活動によるキャッシュ・フロー	(127,085)
2. Cash flows from investing activities	Ⅱ．投資活動によるキャッシュ・フロー	
Purchases of securities	有価証券の取得による支出	(2,160,662)
Proceeds from sales of securities	有価証券の売却による収入	2,107,608
Proceeds from maturities of securities	有価証券の償還による収入	297,884
Expenditures for premises and equipment	動産不動産の取得による支出	(5,314)
Proceeds from sales of premises and equipment	動産不動産の売却による収入	1,755
Proceeds from sales of stocks of subsidiaries	連結範囲の変動を伴う子会社株式の売却による収入	2,418
Net cash provided by investing activities	投資活動によるキャッシュ・フロー	243,690
3. Cash flows from financing activities	Ⅲ．財務活動によるキャッシュ・フロー	
Repayment of subordinated debt	劣後特約付借入金の返済による支出	(80,000)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares	劣後特約付社債・新株予約権付社債の発行による収入	40,000
Proceeds from treasury stock	株式の発行による収入	15
Dividends paid	配当金支払額	(7,049)
Purchase of treasury stock	自己株式の取得による支出	(75)
Proceeds from sales of treasury stock	自己株式の売却による収入	8
Net cash used in financing activities	財務活動によるキャッシュ・フロー	(47,101)
4. Foreign currency translation adjustments on cash and cash equivale	Ⅳ．現金及び現金同等物に係る換算差額	(42)
5. Net increase (decrease) in cash and cash equivalents	Ⅴ．現金及び現金同等物の増加額	69,460
6. Cash and cash equivalents at beginning of term	Ⅵ．現金及び現金同等物の期首残高	477,551
7. Cash and cash equivalents at end of term	Ⅶ．現金及び現金同等物の期末残高	547,011

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

5. Comparison of Consolidated Balance Sheets *(Unaudited)*

5．比較連結貸借対照表（主要内訳）

March 31,2004
(Millions of yen)

		At March 31,2004(A)	At March 31,2003(B)	Increase/(Decrease) (A)-(B)
ASSETS:	（資産の部）			
Cash and due from banks	現金預け金	556,767	493,925	62,842
Call loans	ｺｰﾙﾛｰﾝ及び買入手形	28,002	19,436	8,566
Other debt purchased	買入金銭債権	149,257	62,341	86,916
Trading assets	特定取引資産	121,130	72,529	48,601
Securities	有価証券	1,298,771	1,492,241	(193,470)
Loans and bills discounted	貸出金	7,946,846	7,833,029	113,817
Foreign exchanges	外国為替	8,080	7,582	498
Other assets	その他資産	109,851	133,562	(23,711)
Premises and equipment	動産不動産	145,114	206,014	(60,900)
Deferred tax assets	繰延税金資産	73,686	139,518	(65,832)
Customers' liabilities for acceptances and guarantees	支払承諾見返	307,039	303,666	3,373
Allowance for possible loan losses	貸倒引当金	(84,297)	(91,051)	6,754
Total assets	資産の部合計	10,660,252	10,672,796	(12,544)
LIABILITIES :	（負債の部）			
Deposits	預金	9,125,942	9,364,106	(238,164)
Negotiable CDs	譲渡性預金	48,059	69,488	(21,429)
Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	908	276	632
Trading liabilities	特定取引負債	2,617	4,167	(1,550)
Borrowed money	借用金	114,004	221,987	(107,983)
Foreign exchanges	外国為替	105	151	(46)
Bonds and notes	社債	85,999	45,999	40,000
Bonds with warrants	新株予約権付社債	53,176	60,000	(6,824)
Other liabilities	その他負債	339,829	113,721	226,108
Liability for employees' retirement benefits	退職給付引当金	62	68	(6)
Reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金	—	1,815	(1,815)
Allowance under special laws	特別法上の引当金	0	0	0
Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	23,011	22,536	475
Negative goodwill	連結調整勘定	49	1,450	(1,401)
Acceptances and guarantees	支払承諾	307,039	303,666	3,373
Total liabilities	負債の部合計	10,100,805	10,209,435	(108,630)
MINORITY INTERESTS STOCKHOLDERS' EQUITY	（少数株主持分）			
Minority interests stockholders' equity	少数株主持分	4,520	6,135	(1,615)
STOCKHOLDERS' EQUITY:	（資本の部）			
Total stockholders' equity	資本勘定	554,926	457,225	97,701
Total liabilities, minority interests and stockholders' equity	負債、少数株主持分及び資本の部合計	10,660,252	10,672,796	(12,544)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

6. Comparison of Consolidated Statements of Income *(Unaudited)*
6．比較連結損益計算書（主要内訳）

For the year ended March 31,2004
(Millions of yen)

		At March 31,2004(A)	At March 31,2003(B)	Increase/(Decrease) (A)-(B)
Total ordinary income	経常収益	253,274	285,432	(32,158)
Interest received	資金運用収益	175,914	177,655	(1,741)
Interest on loans and discounts	(うち貸出金利息)	159,831	156,028	3,803
Interest and dividends on investment securities	(うち有価証券利息配当金)	14,495	18,486	(3,991)
Fees and commissions	役務取引等収益	43,214	38,938	4,276
Trading profits	特定取引収益	771	975	(204)
Other operating income	その他業務収益	21,624	56,343	(34,719)
Other ordinary income	その他経常収益	11,751	11,519	232
Total ordinary expenses	経常費用	173,356	258,276	(84,920)
Interest paid	資金調達費用	8,815	15,270	(6,455)
Interest on deposits	(うち預金利息)	2,577	4,155	(1,578)
Fees and commissions	役務取引等費用	8,558	8,481	77
Trading losses	特定取引費用	—	157	(157)
Other operating expenses	その他業務費用	13,628	45,906	(32,278)
General and administrative expenses	営業経費	91,554	98,897	(7,343)
Other expenses	その他経常費用	50,798	89,563	(38,765)
Ordinary profit	経常利益	79,918	27,156	52,762
Special gains	特別利益	6,399	6,056	343
Special losses	特別損失	3,277	2,329	948
Income before income taxes and minority interests	税金等調整前当期純利益	83,040	30,883	52,157
Income taxes-current	法人税、住民税及び事業税	5,133	2,404	2,729
Income taxes-deferred	法人税等調整額	29,661	11,073	18,588
Minority interests in net income	少数株主利益	800	508	292
Net income	当期純利益	47,445	16,896	30,549

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

7. Comparison of Consolidated Statements of Earned Surplus *(Unaudited)*

7．比較連結剰余金計算書（主要内訳）

For the year ended
March 31,2004
(Millions of yen)

		At March 31,2004(A)	At March 31,2003(B)	Increase (Decrease) (A)-(B)
Capital surplus	（資本剰余金の部）			
Balance of capital surplus at beginning of term	資本剰余金期首残高	146,281	146,277	4
Increase in capital surplus	資本剰余金増加高	3,558	4	3,554
Decrease in capital surplus	資本剰余金減少高	−	0	(0)
Balance at end of term	資本剰余金期末残高	149,839	146,281	3,558
Retained earnings	（利益剰余金の部）			
Balance of retained earnings at beginning of term	利益剰余金期首残高	113,613	103,433	10,180
Increase in retained earnings	利益剰余金増加高	47,708	17,229	30,479
Decrease in retained earnings	利益剰余金減少高	7,189	7,049	140
Balance at end of term	利益剰余金期末残高	154,132	113,613	40,519

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

8. Comparison of Consolidated Statements of Cash Flows *(Unaudited)*

8. 比較連結キャッシュ・フロー計算書

For the year ended March 31,2004

(Millions of yen)

		At March 31,2004(A)	At March 31,2003(B)	Increase/(Decrease) (A)-(B)
1. Cash flows from Operating Activities	I. 営業活動によるキャッシュ・フロー			
Income before income taxes and minority interests	税金等調整前当期純利益	83,040	30,883	52,157
Depreciation and amortization	減価償却費	7,742	33,811	(26,069)
Amortization of goodwill	連結調整勘定償却額	1	(60)	61
Equity in earnings of affiliates	持分法による投資損益	(370)	–	(370)
Increase (Decrease) in reserve for possible loan losses	貸倒引当金の増加額	(5,928)	(19,187)	13,259
Increase (Decrease) in reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金の増加額	(1,815)	(12,479)	10,664
Increase (Decrease) in reserve for contingent liabilities	偶発損失引当金の増加額	–	(10)	10
Increase (Decrease) in liability for employee's retirement benefits	退職給付引当金の増加額	2	(1)	3
Interest income	資金運用収益	(175,914)	(177,655)	1,741
Interest expenses	資金調達費用	8,815	15,270	(6,455)
Investment securities (gains) losses	有価証券関係損益	9,043	30,989	(21,946)
Foreign exchange losses (gains)	為替差損益	8,407	3,490	4,917
Losses (Gains) on disposal of premises and equipment	動産不動産処分損益	678	948	(270)
Net decrease(increase) in trading assets	特定取引資産の純増減	(48,601)	(20,218)	(28,383)
Net increase (decrease) in trading liabilities	特定取引負債の純増減	(1,550)	(519)	(1,031)
Net decrease in loans	貸出金の純増減	(55,426)	(230,127)	174,701
Net increase(decrease) in deposits	預金の純増減	(240,513)	264,717	(505,230)
Net increase(decrease) in negotiable certificates of deposit	譲渡性預金の純増減	(21,429)	(23,662)	2,233
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	借用金(劣後特約付借入金を除く)の純増減	(104)	(19,222)	19,118
Net (increase) decrease in due from bank (excluding deposits at BOJ)	預け金(日銀預け金を除く)の純増減	5,460	24,196	(18,736)
Net (increase)decrease in call loans and others	コールローン等の純増減	(113,454)	780	(114,234)
Net (increase) decrease in margin money deposited under securities lending transactions	債券貸借取引支払保証金の純増減	–	69,316	(69,316)
Net increase (decrease) in call money and others	コールマネー等の純増減	631	(1,497)	2,128
Net decrease(increase) in foreign exchange (assets)	外国為替(資産)の純増減	(497)	2,711	(3,208)
Net increase(decrease) in foreign exchange (liabilities)	外国為替(負債)の純増減	(46)	68	(114)
Interest and dividends received	資金運用による収入	191,428	196,359	(4,931)
Interest paid	資金調達による支出	(9,441)	(18,499)	9,058
Other	その他	235,302	(106,211)	341,513
Subtotal	小計	(124,536)	44,189	(168,725)
Income taxes paid	法人税等の支払額	(2,549)	(1,210)	(1,339)
Net cash provided by operating activities	営業活動によるキャッシュ・フロー	(127,085)	42,979	(170,064)
2. Cash flows from investing activities	II. 投資活動によるキャッシュ・フロー			
Purchases of securities	有価証券の取得による支出	(2,160,662)	(2,291,322)	130,660
Proceeds from sales of securities	有価証券の売却による収入	2,107,608	1,420,689	686,919
Proceeds from maturities of securities	有価証券の償還による収入	297,884	271,594	26,290
Expenditures for premises and equipment	動産不動産の取得による支出	(5,314)	(22,867)	17,553
Proceeds from sales of premises and equipment	動産不動産の売却による収入	1,755	4,825	(3,070)
Proceeds from sale of stocks of subsidiaries	連結範囲の変動を伴う子会社株式の売却による収入	2,418	–	2,418
Net cash provided by investing activities	投資活動によるキャッシュ・フロー	243,690	(617,079)	860,769
3. Cash flows from financing activities	III. 財務活動によるキャッシュ・フロー			
Repayments of subordinated loans	劣後特約付借入金の返済による支出	(80,000)	–	(80,000)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares	劣後特約付社債・新株予約権付社債の発行による収入	40,000	–	40,000
Repayments of subordinated bonds and convertible bonds	劣後特約付社債・新株予約権付社債の償還による支出	–	(9,997)	9,997
Proceeds from treasury stock	株式の発行による収入	15	7	8
Dividends paid	配当金支払額	(7,049)	(7,049)	0
Dividends paid to minority interests stockholders	少数株主への配当金支払額	–	(140)	(140)
Purchase of treasury stock	自己株式の取得による支出	(75)	(282)	207
Proceeds from sales of treasury stock	自己株式の売却による収入	8	50	(42)
Net cash used in financing activities	財務活動によるキャッシュ・フロー	(47,101)	(17,411)	(29,690)
4. Foreign currency translation adjustments on cash and cash equivalents	IV. 現金及び現金同等物に係る換算差額	(42)	(33)	(9)
5. Net increase (decrease) in cash and cash equivalents	V. 現金及び現金同等物の増加額	69,460	(591,544)	661,004
6. Cash and cash equivalents at beginning of term	VI. 現金及び現金同等物の期首残高	477,551	1,069,096	(591,545)
7. Cash and cash equivalents at end of term	VII. 現金及び現金同等物の残高	547,011	477,551	69,460

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

C. NON-CONSOLIDATED FINANCIAL INFORMATION
C．単体決算情報

1. Non-Consolidated Balance Sheet *(Unaudited)*
1．第143期末貸借対照表

March 31,2004
(Millions of yen)

ASSETS:	(資産の部)		LIABILITIES:	(負債の部)	
Cash and due from banks	現金預け金	556,756	Deposits	預金	9,154,307
Call loans	コールローン	28,002	Negotiable CDs	譲渡性預金	48,059
Other debt purchased	買入金銭債権	149,257	Call money	コールマネー	908
Trading assets	特定取引資産	121,130	Trading liabilities	特定取引負債	2,617
Securities	有価証券	1,294,971	Borrowed money	借用金	115,004
Loans and bills discounted	貸出金	7,948,935	Foreign exchanges	外国為替	105
Foreign exchanges	外国為替	8,080	Bonds and notes	社債	85,000
Other assets	その他資産	109,183	Bonds with warrants	新株予約権付社債	53,176
Premises and equipment	動産不動産	148,119	Other liabilities	その他負債	316,560
Deferred tax assets	繰延税金資産	67,697	Allowance under special laws	特別法上の引当金	0
Customers' liabilities for acceptances and guarantees	支払承諾見返	154,390	Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	23,011
Allowance for possible loan losses	貸倒引当金	(77,153)	Acceptances and guarantees	支払承諾	154,390
			Total Liabilities	負債の部合計	9,953,141
			STOCKHOLDERS' EQUITY:	(資本の部)	
			Common stock and preferred stock	資本金	188,223
			Capital surplus	資本剰余金	149,839
			Capital surplus	資本準備金	149,839
			Retained earnings	利益剰余金	155,468
			Transfer to Legal reserve	利益準備金	35,934
			Appropriated retained earnings	任意積立金	65,764
			Unappropriated retained earnings at end of term	当期未処分利益	53,769
			Net income	当期純利益	47,409
			Land revaluation excess	土地再評価差額金	32,289
			Net unrealized gain/(loss) on available-for-sale securities	株式等評価差額金	30,806
			Treasury stock	自己株式	(396)
			Total stockholders' equity	資本の部合計	556,231
Total Assets	資産の部合計	10,509,372	Total Liabilities, Minority Interests and Stockholders' Equity	負債及び資本の部合計	10,509,372

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Non-Consolidated Statement of Income *(Unaudited)*

2. 第143期損益計算書

		For the year ended March 31,2004 (Millions of yen)
Total ordinary Income :	経常収益	247,415
Interest received	資金運用収益	175,765
Interest on loans and discounts	(うち貸出金利息)	159,619
Interest and dividends on investment securities	(うち有価証券利息配当金)	14,559
Fees and commissions	役務取引等収益	40,764
Trading profits	特定取引収益	771
Other operating income	その他業務収益	20,169
Other ordinary income	その他経常収益	9,945
Total ordinary expenses :	経常費用	168,717
Interest paid	資金調達費用	8,806
Interest on deposits	(うち預金利息)	2,577
Fees and commissions	役務取引等費用	11,492
Other operateing expenses	その他業務費用	13,536
General and administrative expenses	営業経費	90,264
Other expenses	その他経常費用	44,617
Ordinary profit	経常利益	78,697
Special gains	特別利益	5,144
Special losses	特別損失	3,273
Net income before income taxes	税引前当期純利益	80,569
Income taxes-current	法人税、住民税及び事業税	3,596
Income taxes-deferred	法人税等調整額	29,562
Net income	当期純利益	47,409
Unappropriated retained earnings at beginning of term	前期繰越利益	6,013
Unappropriated retained earnings inherited due to merger	合併による未処分利益受入額	84
Reversal of land revaluation excess	土地再評価差額金取崩額	262
Losses on disposition of treasury stocks	自己株式処分差損	1
Unappropriated retained earnings at end of term	当期未処分利益	53,769

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Non-Consolidated Appropriation of Retained Earnings*(Unaudited)*

3. 第143期利益処分計算書案

For the year ended March 31,2004 (yen)

Unappropriated retained earnings at end of term	当期未処分利益	53,769,193,389
Transfer from appropriated retained earnings	任意積立金取崩額	10,916,403
Transfer from revaluation reserve for premises and equipment	動産不動産圧縮積立金取崩額	10,916,403
Subtotal	計	53,780,109,792
Appropriations:	利益処分額	9,326,660,816
Transfer to Legal reserve	利益準備金	1,430,000,000
Dividends on preferred stock, #1(¥5.66per share)	第一回優先株式配当金 (1株につき5円66銭)	792,400,000
Dividends on preferred stock, #2(¥9.46per share)	第二回優先株式配当金 (1株につき9円46銭)	567,600,000
Dividends on common stock(¥5.00per share)	普通株式配当金 (1株につき5円00銭)	5,770,448,630
Transfer to appropriated retained earnings	任意積立金	766,212,186
Revaluation reserve for premises and equipment	動産不動産圧縮積立金	766,212,186
Unappropriated retained earnings to be carried forward	次期繰越利益	44,453,448,976

4. Comparison of Non-Consolidated Balance Sheets *(Unaudited)*

4. 比較貸借対照表

(Millions of yen)

		March 31,2004(A)	March 31,2003(B)	Increase/(Decrease) (A)-(B)
ASSETS:	(資産の部)			
Cash and due from banks	現金預け金	556,756	492,755	64,001
Call loans	コールローン	28,002	19,436	8,566
Other debt purchased	買入金銭債権	149,257	44,471	104,786
Trading assets	特定取引資産	121,130	72,529	48,601
Securities	有価証券	1,294,971	1,486,036	(191,065)
Loans and bills discounted	貸出金	7,948,935	7,902,054	46,881
Foreign exchanges	外国為替	8,080	7,582	498
Other assets	その他資産	109,183	111,174	(1,991)
Premises and equipment	動産不動産	148,119	137,249	10,870
Deferred tax assets	繰延税金資産	67,697	132,170	(64,473)
Customers' liabilities for acceptances and guarantees	支払承諾見返	154,390	213,469	(59,079)
Reserve for possible loan losses	貸倒引当金	(77,153)	(83,324)	6,171
Total assets	資産の部合計	10,509,372	10,535,608	(26,236)
LIABILITIES:	(負債の部)			
Deposits	預金	9,154,307	9,374,396	(220,089)
Negotiable CDs	譲渡性預金	48,059	89,738	(41,679)
Call money	コールマネー	908	276	632
Trading liabilities	特定取引負債	2,617	4,167	(1,550)
Borrowed money	借用金	115,004	195,109	(80,105)
Foreign exchanges	外国為替	105	151	(46)
Bonds and notes	社債	85,000	45,000	40,000
Bonds with warrants	新株予約権付社債	53,176	60,000	(6,824)
Other liabilities	その他負債	316,560	77,064	239,496
Reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金	—	1,815	(1,815)
Reserve under special laws	特別法上の引当金	0	0	(0)
Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	23,011	22,536	475
Acceptances and guarantees	支払承諾	154,390	213,469	(59,079)
Total liabilities	負債の部合計	9,953,141	10,083,726	(130,585)
STOCKHOLDERS' EQUITY:	(資本の部)			
Common stock and preferred stock	資本金	188,223	184,803	3,420
Capital surplus	資本剰余金	149,839	146,281	3,558
Capital surplus	資本準備金	149,839	146,281	3,558
Retained earnings	利益剰余金	155,468	108,219	47,249
Transfer to Legal reserve	利益準備金	35,934	34,512	1,422
Appropriated retained earnings	任意積立金	65,764	52,363	13,401
Unappropriated retained earnings at end of term	当期未処分利益	53,769	21,343	32,426
Net income	当期純利益	47,409	15,171	32,238
Land revaluation excess	土地再評価差額金	32,289	33,206	(917)
Net unrealized gain/(loss) on available-for-sale securities	株式等評価差額金	30,806	(20,297)	51,103
Treasury stock	自己株式	(396)	(330)	(66)
Total stockholders' equity	資本の部合計	556,231	451,881	104,350
Total liabilities and stockholders' equity	負債及び資本の部合計	10,509,372	10,535,608	(26,236)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

5. Comparison of Non-Consolidated Statements of Income *(Unaudited)*
5. 比較損益計算書

For the year ended
March 31,2004
(Millions of yen)

		March 31,2004(A)	March 31,2003(B)	Increase/(Decrease) (A)-(B)
Total ordinary income :	経常収益	247,415	238,263	9,152
Interest received:	資金運用収益	175,765	178,551	(2,786)
Interest on loans and discounts	（うち貸出金利息）	159,619	156,585	3,034
Interest and dividends on investment securities	（うち有価証券利息配当金）	14,559	18,825	(4,266)
Fees and commissions	役務取引等収益	40,764	36,294	4,470
Trading profits	特定取引収益	771	975	(204)
Other operating income	その他業務収益	20,169	14,889	5,280
Other ordinary income	その他経常収益	9,945	7,551	2,394
Total ordinary expenses :	経常費用	168,717	212,943	(44,226)
Interest paid:	資金調達費用	8,806	14,561	(5,755)
Interest on deposits	（うち預金利息）	2,577	4,156	(1,579)
Fees and commissions	役務取引等費用	11,492	10,162	1,330
Trading losses	特定取引費用	—	157	(157)
Other operateing expenses	その他業務費用	13,536	10,906	2,630
General and administrative	営業経費	90,264	96,770	(6,506)
Other expenses	その他経常費用	44,617	80,384	(35,767)
Ordinary profit	経常利益	78,697	25,320	53,377
Special gains	特別利益	5,144	3,691	1,453
Special losses	特別損失	3,273	935	2,338
Net income before income taxes	税引前当期純利益	80,569	28,076	52,493
Income taxes-current	法人税、住民税及び事業税	3,596	1,216	2,380
Income taxes-deferred	法人税等調整額	29,562	11,688	17,874
Net income	当期純利益	47,409	15,171	32,238
Unappropriated retained earnings at beginning of term	前期繰越利益	6,013	5,838	175
Unappropriated retained earnings inherited due to merger	合併による未処分利益受入額	84	—	84
Reversal of land revaluation excess	土地再評価差額金取崩額	262	333	(71)
Losses on disposition of treasury stocks	自己株式処分差損	1	—	1
Unappropriated retained earnings at end of term	当期未処分利益	53,769	21,343	32,426

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

6. Comparison of Non-Consolidated Appropriation of Retained Earnings*(Unaudited)*

6. 比較利益処分計算書案

For the year ended

March 31,2004

(Millions of yen)

		March 31,2004(A)	March 31,2003(B)	Increase/(Decrease) (A)-(B)
Unappropriated retained earnings at end of term	当期未処分利益	53,769	21,343	32,426
Transfer from appropriated retained earnings	任意積立金取崩額	10	148	(138)
Transfer from revaluation reserve for premises and equipment	動産不動産圧縮積立金取崩額	10	148	(138)
Subtotal	計	53,780	21,491	32,289
Appropriations:	利益処分額	9,326	15,478	(6,152)
Transfer to legal reserve	利益準備金	1,430	1,420	10
Dividends on preferred stock, #1 (¥5.66 per share)	第一回優先株式配当金 (1株につき5円66銭)	792	792	—
Dividends on preferred stock, #2 (¥9.46per share)	第二回優先株式配当金 (1株につき9円46銭)	567	567	—
Dividends on common stock (¥5.00per share)	普通株式配当金 (1株につき5円00銭)	5,770	5,689	81
Transfer to appropriated retained earnings	任意積立金	766	7,008	(6,242)
Revaluation reserve for premises and equipment	動産不動産圧縮積立金	766	8	758
Appropriation for other reserves	別途積立金	—	7,000	(7,000)
Unappropriated retained earnings to be carried forward	次期繰越利益	44,453	6,013	38,440

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

D. SUMMARY OF FINANCIAL RESULTS
D. 平成15年度決算の概況

1.Profit and Loss 【Non-Consolidated】 1.損益状況 【単体】 For the year ended (Millions of yen)

			March 31,2004(A)	(A)-(B)	March 31,2003(B)
Gross operating income	業務粗利益		203,634	8,710	194,924
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	(除く国債等債券損益(5勘定尻))		214,350	14,827	199,523
Gross operating income from domestic operations	国内業務粗利益		195,581	8,230	187,351
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	(除く国債等債券損益(5勘定尻))		206,531	13,443	193,088
Interest income	資金利益		163,856	4,233	159,623
Fees and commissions	役務取引等利益		28,785	3,189	25,596
Trading profits	特定取引利益		746	(229)	975
Other operating income	その他業務利益		2,193	1,038	1,155
(Of which,from gains or losses on government bonds and other bonds)	(うち国債等債券損益)		(10,949)	(5,213)	(5,736)
Gross operating income from international operations	国際業務粗利益		8,052	480	7,572
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	(除く国債等債券損益(5勘定尻))		7,819	1,384	6,435
Interest income	資金利益		3,101	(1,265)	4,366
Fees and commissions	役務取引等利益		486	(49)	535
Trading profits	特定取引利益		25	182	(157)
Other operating income	その他業務利益		4,439	1,612	2,827
(Of which,from gains or losses on government bonds and other bonds)	(うち国債等債券損益)		232	(904)	1,136
Expenses(excluding extraordinary adjustments)	経費(除く臨時処理分)	(△)	85,758	(4,310)	90,068
Personnel	人件費	(△)	31,484	(3,768)	35,252
Facilities	物件費	(△)	48,724	(495)	49,219
Taxes	税金	(△)	5,549	(47)	5,596
Net business profit (before transfer to allowance for possible loan losses)	業務純益(一般貸倒引当金繰入前)		117,875	13,019	104,856
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	(除く国債等債券損益(5勘定尻))		128,591	19,136	109,455
① Transfer to allowance for possible loan losses	①一般貸倒引当金繰入	(△)	(7,313)	(1,128)	(6,185)
Net business profit	業務純益		125,188	14,146	111,042
Of which, from gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	うち国債等債券損益(5勘定尻)		(10,716)	(6,117)	(4,599)
Unusual profits and losses	臨時損益		(46,491)	39,231	(85,722)
② Disposal of bad debts	②不良債権処理額	(△)	43,720	(6,164)	49,884
Net write-off of loans	貸出金償却	(△)	23,957	(13,288)	37,245
Net transfer to specific allowance for loan losses	個別貸倒引当金繰入額	(△)	16,060	6,067	9,993
Net losses on sales of non-performing loans	延滞債権等売却損	(△)	97	(429)	526
Net transfer to reserve for losses on sales of claims	債権売却損失引当金繰入額	(△)	-	(980)	980
Transfer to specific reserve for loans for certain refinancing countries	特定海外債権引当勘定繰入額	(△)	-	69	(69)
Others	その他	(△)	3,604	2,397	1,207
Total credit costs (①+②)	(貸倒償却引当費用①+②)		36,406	(7,292)	43,698
Gains or losses on securities	株式等関係損益		544	30,082	(29,538)
Gains on sales of securities	株式等売却益		6,938	1,709	5,229
Losses on sales of securities	株式等売却損	(△)	6,277	4,732	1,545
Losses on devaluation of securities	株式等償却	(△)	116	(33,106)	33,222
Other unusual profits	その他の臨時損益		(3,315)	2,984	(6,299)
Ordinary profit	経常利益		78,697	53,377	25,320
Special gains and losses	特別損益		1,871	(885)	2,756
Gains or losses on sales of premises and equipment	うち動産不動産処分損益		(674)	137	(811)
Gains on sales of premises and equipment	動産不動産処分益		386	263	123
Losses on sales of premises and equipment	動産不動産処分損	(△)	1,061	126	935
Net income before income taxes	税引前当期純利益		80,569	52,493	28,076
Income taxes-current	法人税、住民税及び事業税	(△)	3,596	2,380	1,216
Income taxes-deferred	法人税等調整額	(△)	29,562	17,874	11,688
Net income	当期純利益		47,409	32,238	15,171

Note: The amount are presented in millions of yen and are rounded down to the nearest million.

For the year ended

【Consolidated】 【連結】 (Millions of yen)

			March 31,2004(A)	(A)-(B)	March 31,2003(B)
Consolidated gross operating income		連結粗利益	210,520	6,422	204,098
Interest income		資金利益	167,098	4,714	162,384
Fees and commissions		役務取引等利益	34,655	4,198	30,457
Trading profits		特定取引利益	771	(47)	818
Other operating income		その他業務利益	7,995	(2,442)	10,437
Operating expenses	(△)	営業経費(△)	91,554	(7,343)	98,897
Write-off loans cost	(△)	貸倒償却引当費用（△）	42,034	(9,085)	51,119
Write-off of loans	(△)	貸出金償却(△)	27,828	(13,194)	41,022
Transfer to specific allowance for loan	(△)	個別貸倒引当金繰入額（△）	15,511	4,507	11,004
Transfer to allowance for possible loan	(△)	一般貸倒引当金繰入額（△）	(5,646)	(1,905)	(3,741)
Other write-off loans cost	(△)	その他（△）	4,341	1,509	2,832
Gains or losses on equity		株式等関係損益	1,705	28,054	(26,349)
Gains or losses on investment by equity		持分法による投資損益	370	370	-
Others		その他	912	1,487	(575)
Ordinary profit		経常利益	79,918	52,762	27,156
Special gains and losses		特別損益	3,121	(605)	3,726
Net income before income taxes and minority interests		税金等調整前当期純利益	83,040	52,157	30,883
Income taxes-current	(△)	法人税、住民税及び事業税（△）	5,133	2,729	2,404
Income taxes-deferred	(△)	法人税等調整額(△)	29,661	18,588	11,073
Minority interests in net income	(△)	少数株主利益（△）	800	292	508
Net income		当期純利益	47,445	30,549	16,896

注：連結粗利益＝（資金運用収益ー資金運用費用）＋（役務取引等収益ー役務取引等費用）
＋(特定取引収益-特定取引費用)+(その他業務収益-その他業務費用)

Note:Consolidated Gross Operating Income =(Gain on Fund Management - Fund Management Cost)+(Gain on Fee and Commissions - Fees and Commissions Cost)+(Gain on Trading profits - Trading Profits Cost) +(Gain on Other Operating - Other Operating Cost)

(Reference) (参考) (Millions of Yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)
Consolidated net business profit	連結業務純益	120,249	12,839	107,410

注：連結業務純益＝単体業務純益（一般貸倒引当金繰入前）＋子会社経常利益
＋関連会社経常利益×持分割合ー内部取引（配当等）

Note:Consolidated Net Business Profit = Non-Consolidated Net Business Profit+ Consolidated Ordinary Profit - Non-Consolidated Ordinary Profit

(Number of Consolidated Subsidiaries) (Number of companies)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)
Number of consolidated subsidiaries	連結子会社数	10	(2)	12
Number of companies accounted for by the equity method	持分法適用会社数	1	1	0

2.Average Balance of Use and Source of Funds
(Domestics)

2．資金平残
（国内業務部門）

【Non-Consolidated】 【単体】

For the year ended (Billions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Assets	資金運用勘定	9,061	202	8,859	103	8,756
Loans and bills discounted	貸出金	7,611	127	7,484	22	7,462
Loans to individuals	個人貸出	2,995	270	2,725	230	2,495
Securities	有価証券	1,319	135	1,184	(14)	1,198
Bonds	債券	1,122	196	926	52	874
Stocks	株式	196	(62)	258	(65)	323
Liabilities	資金調達勘定	9,092	145	8,947	113	8,834
Deposits	預金	8,708	191	8,517	203	8,314
Deposit from individuals	個人預金	6,737	159	6,578	146	6,432

3.Interest margins
(Domestics)

3．利回・利鞘
（国内業務部門）

【Non-Consolidated】 【単体】

For the year ended (%)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Yield on interest earning assets (1)	資金運用利回 A	1.89	(0.06)	1.95	(0.12)	2.07
Loans and bills discounted	貸出金利回	2.09	0.01	2.08	(0.10)	2.18
Securities	有価証券利回	0.93	(0.48)	1.41	(0.15)	1.56
Yield on fundings (2)	資金調達利回 B	0.09	(0.05)	0.14	(0.09)	0.23
Deposits and NCD	預金利回	0.02	(0.02)	0.04	(0.06)	0.10
External debt	外部負債利回	2.02	(0.12)	2.14	0.51	1.63
Operating expenses	経費率	0.94	(0.06)	1.00	(0.07)	1.07
Total funding cost (3)	資金調達原価 C	1.00	(0.11)	1.11	(0.15)	1.26
Yield spread (1)-(2)	資金運用調達利回差 A－B	1.80	(0.01)	1.81	(0.03)	1.84
Interest margin between loans and deposits	預貸金利鞘	1.13	0.09	1.04	0.03	1.01
Net interest margin (1)-(3)	総資金利鞘A－C	0.89	0.05	0.84	0.03	0.81

4.Gains or Losses on Investment Securities　　4．有価証券関係損益

①Gains or Losses on Bonds (Government Bond,etc)　①国債等債券関係損益

【Non-Consolidated】【単体】

For the year ended (Millions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Gains or losses on government bonds and other bonds (net profits on sales and redemption of bonds)	国債等債券損益（5勘定尻）	(10,716)	(6,117)	(4,599)	(11,833)	7,234
Gains on sales	売却益	2,763	(3,504)	6,267	(5,152)	11,419
Gains on redemption	償還益	56	17	39	(14)	53
Losses on sales	売却損	9,887	2,885	7,002	5,057	1,945
Losses on redemption	償還損	3,641	(190)	3,831	1,558	2,273
Losses on devaluation	償却	6	(66)	72	52	20

②Gains or Losses on Stocks　②株式等損益

【Non-Consolidated】【単体】

For the year ended (Millions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Gains or losses on equities (net profit on sales and devaluation)	株式等損益（3勘定尻）	544	30,082	(29,538)	(10,780)	(18,758)
Gains on sales	売却益	6,938	1,709	5,229	(8,180)	13,409
Losses on sales	売却損	6,277	4,732	1,545	(10,563)	12,108
Losses on devaluation	償却	116	(33,106)	33,222	13,164	20,058

5.Gains or Losses from Valuation of Marketable Securities　　5．有価証券の評価損益

① Valuation Standards of Investment Securities　　①有価証券の評価基準

Trading securities 売買目的有価証券		Market Value Method(Valuation differences are appropriated to profit and loss)	時価法（評価差額を損益処理）
Held to maturity securities 満期保有目的の債券		Depreciation Cost Method	償却原価法
Other investment securities	その他有価証券	Market Value Method (Valuation differences are included directly into capital)	時価法（評価差額を全部資本直入）
Subsidiary and affiliate stock	子会社株式及び関連会社株式	Cost Method	原価法

②Gains or Losses from Valuation　　②評価損益

【Non-Consolidated】　【単体】　(Millions of yen)

		March 31,2004(A)				March 31, 2003(B)		
		Net(A)	(A)-(B)	Gains	Losses	Net(B)	Gains	Losses
Held to maturity	満期保有目的	(82)	(38)	17	100	(44)	62	107
Other investment	その他有価証券	51,888	85,961	66,302	14,413	(34,073)	14,779	48,853
Stocks	株式	49,112	89,102	62,350	13,238	(39,990)	8,085	48,076
Bonds	債券	2,117	(2,791)	2,881	763	4,908	5,559	651
Others	その他	658	(350)	1,070	412	1,008	1,134	126
Total	合計	51,806	85,923	66,320	14,514	(34,117)	14,842	48,960
Stocks	株式	49,112	89,102	62,350	13,238	(39,990)	8,085	48,076
Bonds	債券	2,035	(2,828)	2,898	863	4,863	5,621	758
Others	その他	658	(351)	1,070	412	1,009	1,135	126

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得価額との差額を計上しております。

Note: Since Other Investment Securities are stated at market value, the differences between balance sheet amount and cost are recorded in the above table.

【Consolidated】　【連結】　(Millions of yen)

		March 31,2004(A)				March 31, 2003(B)		
		Net(A)	(A)-(B)	Gains	Losses	Net(B)	Gains	Losses
Held to maturity	満期保有目的	(82)	(38)	17	100	(44)	62	107
Other investment	その他有価証券	51,887	86,210	66,318	14,430	(34,323)	14,952	49,275
Stocks	株式	49,111	89,351	62,366	13,254	(40,240)	8,257	48,498
Bonds	債券	2,117	(2,791)	2,881	763	4,908	5,559	651
Others	その他	658	(350)	1,070	412	1,008	1,134	126
Total	合計	51,805	86,172	66,336	14,530	(34,367)	15,015	49,382
Stocks	株式	49,111	89,351	62,366	13,254	(40,240)	8,257	48,498
Bonds	債券	2,035	(2,828)	2,898	863	4,863	5,621	758
Others	その他	658	(351)	1,070	412	1,009	1,135	126

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得価額との差額を計上しております。

Note: Since Other Investment Securities are stated at market value, the differences between consolidated balance sheet amount and cost are recorded in the above table.

6. Expenses and Employees　6．経営合理化の状況

①Expenses　①経費の推移

【Non-Consolidated】【単体】

For the year ended (Millions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Personnel	人件費	31,484	(3,768)	35,252	(5,132)	40,384
Facilities	物件費	48,724	(495)	49,219	1,034	48,185
Taxes	税金	5,549	(47)	5,596	(230)	5,826
Expenses	経費	85,758	(4,310)	90,068	(4,327)	94,395
(Reference)	(参考)					(%)
OHR	OHR	42.1	(4.1)	46.2	(0.4)	46.6

②Operating Expenses　②営業経費の内訳

【Non-Consolidated】【単体】

For the year ended (Millions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Salaries and allowance	給料・手当	25,548	(2,931)	28,479	(3,764)	32,243
Retirement allowance cost	退職給付費用	6,253	(2,998)	9,251	3,777	5,474
Welfare	福利厚生費	314	5	309	(55)	364
Depreciation	減価償却費	7,566	201	7,365	(297)	7,662
Rent of premises and equipment	土地建物機械賃借料	6,265	(1,282)	7,547	(643)	8,190
Building for repairing expense	営繕費	225	(16)	241	57	184
Stationery and supplies	消耗品費	1,192	45	1,147	(78)	1,225
Utilities	給水光熱費	1,330	(83)	1,413	(183)	1,596
Allowance of business trips	旅費	122	14	108	(3)	111
Cable and telex	通信費	1,086	(172)	1,258	(80)	1,338
Advertisement	広告宣伝費	677	(132)	809	(25)	834
Dues and membership, contribution, dinner and meeting	諸会費・寄付金・交際費	416	(1)	417	(88)	505
Taxes	租税公課	5,549	(47)	5,596	(230)	5,826
Others	その他	33,715	892	32,823	942	31,881
General expense	営業経費	90,264	(6,506)	96,770	(667)	97,437

③Employees and Officers　③人員の推移

【Non-Consolidated】【単体】

(Number of people)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Total employees	総人員	3,431	(438)	3,869	(400)	4,269
In-house employees	実働人員	2,858	(212)	3,070	(376)	3,446
Directors and auditors	役員	10	(1)	11	(1)	12
Executive officers	執行役員	7	0	7	(2)	9

④Branches ④店舗等の推移

《Domestic Branch》 《国内店舗数の推移》
【Non-Consolidated】 【単体】 (Number of branches)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Head office and branches	本支店	162	5	157	0	157
Sub-branches	出張所	26	0	26	(2)	28
Total	店舗数	188	5	183	(2)	185

《Overseas》 《海外拠点数の推移》
【Non-Consolidated】 【単体】 (Number of branches)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Branches	支店	0	0	0	0	0
Sub-branches	出張所	0	0	0	0	0
Representative offices	駐在員事務所	4	0	4	0	4
Total	拠点数	4	0	4	0	4
Subsidiaries	現地法人	0	0	0	0	0

7. Net Business Profit 7．業務純益

For the year ended

【Non-Consolidated】 【単体】 (Millions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Net business profit(before transfer to allowance for possible loan losses)	業務純益（一般貸倒繰入前）	117,875	13,019	104,856	(3,299)	108,155
As per employee (in thousands of yen)	職員一人当たり（千円）	39,768	7,584	32,184	2,654	29,530
Net business profit	業務純益	125,188	14,146	111,042	2,951	108,091
As per employee (in thousands of yen)	職員一人当たり（千円）	42,236	8,154	34,082	4,570	29,512

8.Return On Equity 8．ROE

For the year ended

【Non-Consolidated】 【単体】 (%)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Net business profit per shareholders' common equity	業務純益（一般貸倒繰入前）ベース	28.83	(0.76)	29.59	(0.99)	30.58
Net income per shareholders' common equity	当期純利益ベース	11.39	7.45	3.94	(1.53)	5.47

9.Return On Assets 9．ROA

For the year ended

【Non-Consolidated】 【単体】 (%)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Net business profit per total average assets	業務純益（一般貸倒繰入前）ベース	1.20	0.12	1.08	(0.03)	1.11
Net income per total average assets	当期純利益ベース	0.48	0.33	0.15	(0.06)	0.21

10. Retirement Allowance Costs　　１０．退職給付費用

【Non-Consolidated】　　【単体】

For the year ended (Millions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Retirement allowance costs	退職給付費用	8,464	2,749	5,715	241	5,474
Employment costs	勤務費用	1,309	(923)	2,232	34	2,198
Interest costs	利息費用	1,806	(1,599)	3,405	(349)	3,754
Expected operation gains	期待運用収益	(1,370)	1,544	(2,914)	473	(3,387)
Others	その他	6,719	3,728	2,991	83	2,908

(注) 16年3月期は、退職給付制度改定に伴う特別損失2，211百万円を含んでおります。

Note: Period of 2003 includes 2,211 million yen of extraordinary losses in accordance with revision in our retirement benefit scheme.

【Consolidated】　　【連結】

For the year ended (Millions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Retirement allowance costs	退職給付費用	8,510	2,759	5,751	160	5,591

11.Capital Ratio (Domestic Standards)　　１１．自己資本比率（国内基準）

【Consolidated】　【連結】　(Millions of yen)

		As of March 31,2004(A)	(A)-(B)	As of March 31,2003(B)	(B)-(C)	As of March 31,2002(C)
(1)Capital ratio	（１）自己資本比率	10.66 %	0.34 %	10.32 %	(0.40) %	10.72 %
Tier I capital ratio	Tier I 比率	7.40 %	1.04 %	6.36 %	(0.11) %	6.47 %
(2)Tier I capital	（２）Tier I	489,174	66,069	423,105	724	422,381
(3)Tier II capital	（３）Tier II	217,067	(47,063)	264,130	(14,175)	278,305
Land revaluation excess	うち自己資本に計上された土地再評価差額	24,885	(199)	25,084	(256)	25,340
Balance of subordinated loans(securities)	うち劣後ローン（債券）残高	164,999	(40,000)	204,999	(9,998)	214,997
(4)Deductions (guarantees for fund-raising activities of other financial institutions)	（４）控除項目	1,298	447	851	0	851
(guarantees for fund-raising activities of other financial institutions)	（他の金融機関の資本調達手段の意図的な保有相当額）	851	0	851	0	851
(Investment activities of affiliated companies accounted for by the equity method)	（連結の範囲に含まれないものに対する投資に相当する額）	447	447	-	-	-
(5)Owned Capital(2)+(3)-(4)	（５）自己資本(2)＋(3)－(4)	704,943	18,558	686,385	(13,450)	699,835
(6)Risk-weighted Assets	（６）リスクアセット	6,610,096	(40,292)	6,650,388	122,265	6,528,123
Of which, on balanced	うちオンバランス	6,400,299	(43,830)	6,444,129	233,481	6,210,648
Of which, off balanced	うちオフバランス	209,797	3,539	206,258	(111,216)	317,474

【Non-Consolidated】　【単体】　(Millions of yen)

		As of March 31,2004(A)	(A)-(B)	As of March 31,2003 (B)	(B)-(C)	As of March 31,2002(C)
(1)Capital ratio	（１）自己資本比率	10.61 %	0.39 %	10.22 %	(0.32) %	10.54 %
Tier I capital ratio	Tier I 比率	7.39 %	1.11 %	6.28 %	(0.01) %	6.29 %
(2)Tier I capital	（２）Tier I	486,004	74,380	411,624	4,031	407,593
(3)Tier II capital	（３）Tier II	211,842	(47,512)	259,354	(16,434)	275,788
Land revaluation excess	うち自己資本に計上された土地再評価差	24,885	(199)	25,084	(256)	25,340
Balance of subordinated loans(securities)	うち劣後ローン（債券）残高	164,999	(40,000)	204,999	(9,998)	214,997
(4)Deductions(guarantees for fund-raising activities of other financial institutions)	（４）控除項目（他の金融機関の資本調達手段の意図的な保有相当額）	851	0	851	0	851
(5)Owned capital(2)+(3)-(4)	（５）自己資本(2)＋(3)－(4)	696,996	26,868	670,128	(12,402)	682,530
(6)Risk-weighted assets	（６）リスクアセット	6,567,826	13,812	6,554,014	83,816	6,470,198
Of which, on balanced	うちオンバランス	6,397,589	3,861	6,393,728	189,513	6,204,215
Of which, off balanced	うちオフバランス	170,237	9,951	160,286	(105,697)	265,983

E. LOANS AND OTHER ASSETS INFORMATION
E. 貸出金等の状況

1.Risk Managed Loan Information　　1. リスク管理債権の状況

【Non-Consolidated】　【単体】　(Millions of yen)

Risk managed loans	リスク管理債権	March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
①Loans to customers in bankruptcy	①破綻先債権額	14,726	(227)	14,953	(12,692)	27,645
②Past due loans	②延滞債権額	233,796	(25,770)	259,566	(42,589)	302,155
③Accruing loans contractually past due 3 months or more	③3カ月以上延滞債権額	8,053	(7,137)	15,190	2,237	12,953
④Restructured loans	④貸出条件緩和債権額	76,622	(34,899)	111,521	(20,261)	131,782
Total(①+②+③+④)	合計 (①+②+③+④)	333,199	(68,032)	401,231	(73,305)	474,536

Amount of partial direct write-off	(部分直接償却額)	168,902	(33,440)	202,342	1,864	200,478

Loans and bills discounted	貸出金残高 (末残)	7,948,935	46,881	7,902,054	167,038	7,735,016

【Non-Consolidated】　【単体】　(%)

Percentage against total loans and bills discounted	貸出残高比率	March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
①Loans to customers in bankruptcy	①破綻先債権額	0.1	0.0	0.1	(0.2)	0.3
②Past due loans	②延滞債権額	2.9	(0.3)	3.2	(0.7)	3.9
③Accruing loans contractually past due 3 months or more	③3カ月以上延滞債権額	0.1	0.0	0.1	0.0	0.1
④Restructured loans	④貸出条件緩和債権額	0.9	(0.5)	1.4	(0.3)	1.7
Total(①+②+③+④)	合計 (①+②+③+④)	4.1	(0.9)	5.0	(1.1)	6.1

【Consolidated】 【連結】 (Millions of yen)

Risk managed loans	リスク管理債権	March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
①Loans to customers in bankruptcy	①破綻先債権額	14,952	(298)	15,250	(13,020)	28,270
②Past due loans	②延滞債権額	219,935	(24,801)	244,736	(66,424)	311,160
③Accruing loans contractually past due 3 months or more	③3カ月以上延滞債権額	8,053	(7,202)	15,255	2,124	13,131
④Restructured loans	④貸出条件緩和債権額	82,874	(36,143)	119,017	(17,053)	136,070
Total(①+②+③+④)	合計 (①+②+③+④)	325,815	(68,444)	394,259	(94,374)	488,633

Amount of partial direct write-off	(部分直接償却額)	178,560	(36,393)	214,953	(828)	215,781

Loans and bills discounted	貸出金残高 (末残)	7,946,846	113,817	7,833,029	239,566	7,593,463

【Consolidated】 【連結】 (%)

Percentage of loans and bills discounted	貸出残高比率	March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
①Loans to customers in bankruptcy	①破綻先債権額	0.1	0.0	0.1	(0.2)	0.3
②Past due loans	②延滞債権額	2.7	(0.4)	3.1	(0.9)	4.0
③Accruing loans contractually past due 3 months or more	③3カ月以上延滞債権額	0.1	0.0	0.1	0.0	0.1
④Restructured loans	④貸出条件緩和債権額	1.0	(0.5)	1.5	(0.2)	1.7
Total(①+②+③+④)	合計 (①+②+③+④)	4.0	(1.0)	5.0	(1.4)	6.4

2.Allowance for Possible Loan Losses　　2．貸倒引当金等の状況

①Allowance for Possible Loan Losses　　①貸倒引当金

【Non-Consolidated】【単体】 (Millions of yen)

		March 31.2004(A)	(A)-(B)	March 31.2003(B)	(B)-(C)	March 31.2002(C)
Allowance for possible loan losses	貸倒引当金	77,153	(6,171)	83,324	(21,409)	104,733
General allowance for possible loan losses	一般貸倒引当金	21,957	(7,314)	29,271	(6,186)	35,457
Specific allowance for loan losses	個別貸倒引当金	55,195	1,143	54,052	(15,145)	69,197
Specific allowance for certain overseas loans	特定海外債権引当勘定	―	―	―	(77)	77

【Consolidated】【連結】 (Millions of yen)

		March 31.2004(A)	(A)-(B)	March 31.2003(B)	(B)-(C)	March 31.2002(C)
Allowance for possible loan losses	貸倒引当金	84,297	(6,754)	91,051	(19,205)	110,256
General allowance for possible loan losses	一般貸倒引当金	27,181	(6,865)	34,046	(3,920)	37,966
Specific allowance for loan losses	個別貸倒引当金	57,115	111	57,004	(15,208)	72,212
Specific allowance for certain overseas loans	特定海外債権引当勘定	―	―	―	(77)	77

②Provision for Losses Incurred from Supporting Certain Borrowers　　②特定債務者支援引当金

Not applicable　　該当ございません

③Reserve for Possible Losses on the Sale of Claims　　③債権売却損失引当金

【Non-Consolidated】【単体】 (Millions of yen,%)

		March 31.2004(A)	(A)-(B)	March 31.2003(B)	(B)-(C)	March 31.2002(C)
Allowance for Possible Losses on the Sale of Claims (A)	債権売却損失引当金A	―	(1,815)	1,815	(12,480)	14,295
Amount of Loan for Cooperative Credit Purchasing Company, Ltd (B)	買取機構向け貸出金残高B	―	(2,794)	2,794	(13,900)	16,694
(A)÷(B)(%)	引当率（%）A／B	―	(64.9)	64.9	(20.7)	85.6

3.Percentage of Allowance to Total Risk Managed Loans　　3．リスク管理債権に対する引当率

【Non-Consolidated】【単体】 (%)

		March 31.2004(A)	(A)-(B)	March 31.2003(B)	(B)-(C)	March 31.2002(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	45.3	2.5	42.8	2.8	40.0
After Partial Direct Write-Off	部分直接償却後	16.5	3.1	13.4	(1.1)	14.5
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	49.6	1.9	47.7	2.5	45.2
After Partial Direct Write-Off	部分直接償却後	23.1	2.4	20.7	(1.3)	22.0

【Consolidated】【連結】 (%)

		March 31.2004(A)	(A)-(B)	March 31.2003(B)	(B)-(C)	March 31.2002(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	47.4	2.3	45.1	4.0	41.1
After Partial Direct Write-Off	部分直接償却後	17.5	3.1	14.4	(0.3)	14.7
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	52.8	2.1	50.7	4.3	46.4
After Partial Direct Write-Off	部分直接償却後	25.8	2.8	23.0	0.5	22.5

4.Credits Disclosed under the Financial Reconstruction Law　4．金融再生法開示債権

【Non-Consolidated】【単体】 (Millions of Yen, %)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Unrecoverable or valueless claims (A)	破産更正債権及びこれらに準ずる債権 A	43,817	(6,862)	50,679	(33,943)	84,622
Doubtful claims (B)	危険債権 B	206,817	(19,383)	226,200	(21,180)	247,380
Claims in need of special caution	要管理債権	84,676	(42,035)	126,711	(18,024)	144,735
Sub-total (bad debts) (C)	要管理債権以下 計 C	335,310	(68,280)	403,590	(73,148)	476,738
Borrowers in need of caution other than claims in need of special caution	要管理債権以外の要注意先債権	838,728	(222,781)	1,061,509	(101,483)	1,162,992
Normal borrowers	正常先債権	6,944,977	278,543	6,666,434	201,544	6,464,890
Sub-total (nomal claims)	正常債権 計	7,783,705	55,762	7,727,943	100,061	7,627,882
Total (D)	合計 D	8,119,016	(12,518)	8,131,534	26,913	8,104,621
Borrowers in need of special caution (E)	要管理先債権 E	177,867	28,338	149,529	(19,831)	169,360
Percentage of credits in need of special caution or below (C)/(D)	要管理債権以下の割合 C／D	4.1	(0.8)	4.9	(0.9)	5.8

5.Coverage of Credits Disclosed under the Financial Reconstruction Law　5．金融再生法開示債権の保全状況

【Non-Consolidated】【単体】 (Millions of Yen, %)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Coverage amount (F)	保全額 F	272,784	(50,939)	323,723	(61,343)	385,066
General reserve for possible loan losses	貸倒引当金	64,219	(2,915)	67,134	(15,699)	82,833
Specific reserve for loan losses	特定債務者引当金	−	−	−	−	−
Collateral and guarantees	担保保証等	208,565	(48,023)	256,588	(45,645)	302,233
Coverage ratio(%) (F/C)	保全率（%） F／C	81.3	1.1	80.2	(0.5)	80.7
Coverage ratio(%) (F)/(A+B+E)	保全率（%） F／（A＋B＋E）	63.6	(12.3)	75.9	(0.9)	76.8

6 Off-balanced Credits　6．オフバランス化の状況

①Disclosed Claims under the FRL (Financial Reconstruction Law), Claims with Collection Risk and Claims against Bankrupt and Substantially Bankrupt Obligors, and equivalent　①危険債権以下（金融再生法基準）の債権残高

【Non-Consolidated】【単体】 (Billions of Yen)

		This fiscal year (A)	(A)-(B)	Increase/ (decrease)	Amount off-balanced	Previous fiscal year (B)
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	43	(7)	10	17	50
Doubtful claims	危険債権	206	(20)	40	59	226
For the year ended March 31,2004	１６年３月期	250	(26)	50	G 76	276
Unrecoverable or valueless claims	破産更正債権及びこれらに準ずる債権	50	(34)	11	45	84
Doubtful claims	危険債権	226	(21)	66	88	247
For the year ended March 31,2003	１５年３月期	276	(56)	78	H 133	332

② Progress of Off-balanced　②オフバランス化の実績

For the year ended (Millions of Yen)

【Non-Consolidated】【単体】

		March 31,2004	March 31,2003
Final disposal of NPLs (Non-performing Loan) by Liquidation	清算型処理	1,901	417
Final disposal of NPLs (Non-performing Loan) by restructuring	再建型処理	22,434	5,301
Improvement in debtor's business performance due to restructuring	再建型処理に伴う業況改善	−	−
Securitization	債権流動化	44,257	54,232
Direct write-offs	直接償却	(57,388)	(5,837)
Other	その他	65,371	79,152
Collection / repayment, etc	回収・返済等	58,493	65,073
Improvement in Debtors' performance	業況改善	6,878	14,079
Total	合計	G 76,575	H 133,267

RESERVE COVERAGE RATIO・TOTAL COVERAGE RATIO 引当率・保全率

【Non-consolidated】 【単体】

(Billions of yen)
(単位：10億円)

Borrowers category of self-assessment 自己査定における債務者区分		Credits disclosed under the Financial Reconstruction Law 金融再生法に基づく開示債権	Categories 分類: No Categorization 非分類	Category Ⅱ Ⅱ分類	Category Ⅲ Ⅲ分類	Category Ⅳ Ⅳ分類	Allowance 引当金	Reserve coverage ratio 引当率	Total coverage ratio 保全率
Legal bankruptcy 破綻先 15 (△0) Virtual bankruptcy 実質破綻先 28 (△6)		Unrecoverable or valueless claims 破産更生債権およびこれらに準ずる債権 43 (△6)	Covered by Allowance, collaterals,guarantees.etc 引当金・担保・保証等による保全部分 17 (2)	26 (△9)	Entirely reserved 全額引当 0 (0)	Entirely reserved, or direct write-off 全額償却・引当 0 (0)	5	100%	100%
Possible bankruptcy 破綻懸念先 206 (△19)		Doubtful claims 危険債権 206 (△19)	Covered by reserves,collaterals, guarantees.etc 引当金・担保・保証等による保全部分 71 (△2) [22]	91 (△19) [91]	Fully reserved 必要額を引当 43 (2) [93]		49	53.26%	78.87%
In need of caution 要注意先 923 (△264)	In need of special caution 要管理先 177 (28)	Claims in need of special caution 要管理債権 84 (△42)	9 (△2)	Covered by collaterals.etc 担保 56 Non-covered 信用 121 168 (31)			9	7.62%	37.01%
	Other than special caution 要管理先以外の要注意先 745 (△293)	Normal claims 正常債権 7,783 (55)	271 (△67)	473 (△226)			7	1.00%	
Normal 正常先 6,944 (278)			6,944 (278)				5	0.07%	
Total 合計 8,119 (△12) 100.0%		Total 合計 8,119 (△12)	No Categorization 非分類 7,315 (208) 90.1%	Category Ⅱ Ⅱ分類 759 (△224) 9.4%	Category Ⅲ Ⅲ分類 43 (2) 0.5%	Category Ⅳ Ⅳ分類 0 (0) 0.0%	Total 合計 76		Total coverage ratio 63.66%

※[ ]: Classified loans before reserve
※[ ]内の計数は引当前の分類額

※（ ）: Amount of increase compared with that of March 31,2003
※（△ ）: Amount of decrease compared with that of March 31,2003
※（ ）内の計数は１５年３月期比増減額

EACH STANDARDS CONCERNING DISCLOSURE OF ASSETS
資産内容の開示における各種基準の比較

(Billions of yen)
(単位：10億円)

[Non-consolidated] [単体]

Borrowers category of self-assessment / 自己査定における債務者区分 (Object: Credit exposures) (対象：総与信)

Legal bankruptcy 破綻先		15
Virtual bankruptcy 実質破綻先		28
Possible bankruptcy 破綻懸念先		206
In need of caution 要注意先 923	In need of special caution 要管理先	177
	Other than special caution 要管理先以外の要注意先	745
Normal 正常先		6,944
Total 合計		8,119

Credits disclosed under the Financial reconstruction law / 金融再生法に基づく開示債権 (Object: Credit exposures)

Category	(対象：総与信)	(Loans only) (うち貸出金)
Unrecoverable or valueless claims 破産更生債権およびこれらに準ずる債権	43	42 (14 / 27)
Doubtful claims 危険債権	206	206
Claims in need of special caution 要管理債権 (Note) Object: Loans only (注) 要管理債権は貸出金のみ	84	84 (8 / 76)
Sub total 小計	335	333
Normal claims 正常債権	7,783	7,615
Total 合計	8,119	7,948

Risk managed loans / リスク管理債権 (Object: Loans) (対象：貸出金)

Loans to customers in bankruptcy 破綻先債権	14
Past due loans 延滞債権	233
Accruing loans contractually past due 3 months or more 3ヶ月以上延滞債権	8
Restructured loans 貸出条件緩和債権	76
Total 合計	333

7. Loan Portfolio　　7．業種別貸出状況等

①Classification of loans by type of industry　　①業種別貸出金

【Non-Consolidated】　【単体】　(Millions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Domestic loans	国内店分					7,731,126
(excluding JOM account)	(除く特別国際金融取引勘定)					
Manufacturing	製造業					1,123,099
Agriculture	農業					8,747
Forestry	林業					58
Fishery	漁業					3,043
Mining	鉱業					7,731
Construction	建設業					503,428
Electric, gas and water	電気・ガス・熱供給・水道業					16,507
Transport and telecommunication	運輸・通信業					320,866
Wholesale, retail and food services	卸売・小売業、飲食店					902,994
Financial and insurance services	金融・保険業					387,885
Real Estate	不動産業					827,038
Services	サービス業					921,119
Municipal governments	地方公共団体					75,123
Others	その他					2,633,484
Domestic loans	国内店分	7,947,133	47,736	7,899,397		
(excluding JOM account)	(除く特別国際金融取引勘定)					
Manufacturing	製造業	987,360	(111,272)	1,098,632		
Agriculture	農業	8,403	(128)	8,531		
Forestry	林業	51	(4)	55		
Fishery	漁業	3,338	205	3,133		
Mining	鉱業	7,589	(610)	8,199		
Construction	建設業	415,556	(49,763)	465,319		
Electric, gas and water	電気・ガス・熱供給・水道業	14,093	(2,450)	16,543		
IT and telecommunication	情報通信業	48,300	(2,679)	50,979		
Transport	運輸業	365,433	12,547	352,886		
Wholesale and retail services	卸売・小売業	780,441	(31,110)	811,551		
Financial and insurance services	金融・保険業	307,671	(62,329)	370,000		
Real Estate	不動産業	882,292	58,260	824,032		
Services	各種サービス業	886,116	(40,444)	926,560		
Municipal governments	地方公共団体	71,011	1,514	69,497		
Others	その他	3,169,476	275,998	2,893,478		

②Classification of Risk Managed Loans by type of industry　②業種別リスク管理債権

[Non-Consolidated]　【単体】　(Millions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Domestic loans	国内店分					473,715
(excluding JOM account)	(除く特別国際金融取引勘定)					
Manufacturing	製造業					41,068
Agriculture	農業					271
Forestry	林業					—
Fishery	漁業					470
Mining	鉱業					13
Construction	建設業					63,077
Electric, gas and water	電気・ガス・熱供給・水道業					738
Transport and telecommunication	運輸・通信業					8,649
Wholesale, retail and food services	卸売・小売業、飲食店					78,330
Financial and insurance services	金融・保険業					8,837
Real Estate	不動産業					156,944
Services	サービス業					64,048
Municipal governments	地方公共団体					—
Others	その他					51,266
Domestic loans	国内店分	333,199	(67,746)	400,945		
(excluding JOM account)	(除く特別国際金融取引勘定)					
Manufacturing	製造業	38,704	(7,385)	46,089		
Agriculture	農業	66	(143)	209		
Forestry	林業	—	—	—		
Fishery	漁業	437	(15)	452		
Mining	鉱業	45	(46)	91		
Construction	建設業	32,421	(9,114)	41,535		
Electric, gas and water	電気・ガス・熱供給・水道業	—	—	—		
IT and telecommunication	情報通信業	1,549	467	1,082		
Transport	運輸業	2,973	(2,884)	5,857		
Wholesale and retail services	卸売・小売業	39,862	(16,468)	56,330		
Financial and insurance services	金融・保険業	21,736	(4,907)	26,643		
Real Estate	不動産業	97,767	(23,303)	121,070		
Services	各種サービス業	43,670	(5,944)	49,614		
Municipal governments	地方公共団体	—	—	—		
Others	その他	53,963	1,996	51,967		

③Classification of credits disclosed under the Financial Reconstruction Law by type of industry

③業種別金融再生法開示債権

【Non-Consolidated】 【単体】 (Millions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Domestic loans	国内店分					475,917
(excluding JOM account)	（除く特別国際金融取引勘定）					
Manufacturing	製造業					41,200
Agriculture	農業					271
Forestry	林業					—
Fishery	漁業					470
Mining	鉱業					13
Construction	建設業					63,285
Electric, gas and water	電気・ガス・熱供給・水道業					738
Transport and telecommunication	運輸・通信業					8,651
Wholesale, retail and food services	卸売・小売業、飲食店					78,959
Financial and insurance services	金融・保険業					8,846
Real Estate	不動産業					157,262
Services	サービス業					64,550
Municipal governments	地方公共団体					—
Others	その他					51,667
Domestic loans	国内店分	335,310	(67,994)	403,304		
(excluding JOM account)	（除く特別国際金融取引勘定）					
Manufacturing	製造業	38,890	(7,380)	46,270		
Agriculture	農業	124	(101)	225		
Forestry	林業	—	—	—		
Fishery	漁業	437	(15)	452		
Mining	鉱業	45	(46)	91		
Construction	建設業	32,590	(9,039)	41,629		
Electric, gas and water	電気・ガス・熱供給・水道業	—	—	—		
IT and telecommunication	情報通信業	1,551	467	1,084		
Transport	運輸業	2,976	(2,882)	5,858		
Wholesale and retail services	卸売・小売業	40,107	(16,516)	56,623		
Financial and insurance services	金融・保険業	22,260	(4,949)	27,209		
Real Estate	不動産業	97,891	(23,304)	121,195		
Services	各種サービス業	43,891	(6,106)	49,997		
Municipal governments	地方公共団体	—	—	—		
Others	その他	54,541	1,876	52,665		

（注）要管理債権以下の債権が対象

Note: Credits in the category of unrecoverable or valueless, doubtful or in need of special caution are classified in the above table.

④Loans to small businesses, etc and Percentage to total domestic loans ④中小企業等貸出残高および貸出比率

【Non-Consolidated】 【単体】 (Millions of yen、%)

		March 31.2004(A)	(A)-(B)	March 31.2003(B)	(B)-(C)	March 31.2002(C)
Loans to small businesses, etc	中小企業等貸出残高	6,601,860	180,234	6,421,626	209,219	6,212,407
Percentage of loans to small businesses against total loans	中小企業等貸出比率	83.0	1.8	81.2	0.9	80.3

⑤Total Loans to Individuals ⑤消費者ローン残高

【Non-Consolidated】 【単体】 (Millions of yen)

		March 31.2004(A)	(A)-(B)	March 31.2003(B)	(B)-(C)	March 31.2002(C)
Total loans to individuals	消費者ローン残高	3,153,128	275,615	2,877,513	261,649	2,615,864
Housing-related loans	住宅系ローン	2,833,831	277,652	2,556,179	276,341	2,279,838
Housing loans	うち住宅ローン	1,888,432	219,395	1,669,037	235,004	1,434,033
Apartment house loans	うちアパートローン	945,399	58,257	887,142	41,337	845,805
Other loans	その他のローン	319,297	(2,037)	321,334	(14,692)	336,026

8.Loans to Entities Overseas by Country　8．国別貸出状況等

①Certain Overseas Loans　①特定海外債権残高

【Non-Consolidated】【単体】 (Millions of Yen, Number of countries)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Outstanding balance	債権額	–	–	–	(299)	299
Number of countries	対象国数	–	–	–	(1)	1

②Loans to certain areas　②地域別貸出金残高

【Non-Consolidated】【単体】 (Millions of Yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Loans to Asian countries	アジア向け	2,790	(2,072)	4,862	(3,638)	8,500
Risk-managed loans	うちリスク管理債権	997	711	286	(534)	820
Loans to Latin America	中南米向け	1,823	(696)	2,519	(736)	3,255
Risk-managed loans	うちリスク管理債権	–	–	–	–	–
Loans to Russia	ロシア向け	–	–	–	–	–
Risk-managed loans	うちリスク管理債権	–	–	–	–	–

9. Loans and Deposits

9．預金、貸出金の残高

①Balances of Loans and deposits

①預金・貸出金の末残・平残

For the year ended

【単体】 (Billions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Deposits (outstanding balance)	預金（末残）	9,154	(220)	9,374	261	9,113
Deposits (average balance)	預金（平残）	8,816	214	8,602	85	8,517
Loans and bills discounted (outstanding balance)	貸出金（末残）	7,948	46	7,902	167	7,735
Loans and bills discounted (average balance)	貸出金（平残）	7,623	119	7,504	8	7,496

②Breakdown of depositors' categories

②預金者別預金末残
（特別国際金融取引勘定を除く国内店分）

【Non-Consolidated】 【単体】 (Billions of yen)

		March 31,2004(A)	(A)-(B)	March 31,2003(B)	(B)-(C)	March 31,2002(C)
Corporation	法人	2,017	(42)	2,059	209	1,850
Ordinary deposits	流動性預金	1,639	(32)	1,671	235	1,436
Time deposits	定期性預金	314	(25)	339	(43)	382
Individuals	個人	6,785	64	6,721	154	6,567
Ordinary deposits	流動性預金	3,799	283	3,516	456	3,060
Time deposits	定期性預金	2,921	(219)	3,140	(312)	3,452
Local governments	公金	240	(176)	416	(156)	572
Ordinary deposits	流動性預金	209	(169)	378	(53)	431
Time deposits	定期性預金	1	(0)	1	(1)	2
Financial institutions	金融	111	(66)	177	55	122
Ordinary deposits	流動性預金	76	(36)	112	40	72
Time deposits	定期性預金	5	2	3	1	2
Total	合計	9,154	(220)	9,374	261	9,113
Ordinary deposits	流動性預金	5,725	47	5,678	678	5,000
Time deposits	定期性預金	3,242	(242)	3,484	(356)	3,840

Exhibit A-2

INTERIM REPORT(EXCERPT)

For six months ended September 30,2003

TRANSLATION

CONTENTS

Page

A. Digest of Interim Financial Results for six months ended September 30, 2003

1. Income status

(Unit: 0.1 billion yen, %)

			September 30, 2002	September 30, 2003	Increase /(Decrease)	Ratio(%)
Gross operating income			988	1,043	55	5.5
	Gross operating income from domestic operations		948	994	46	4.9
		Interest income	790	810	20	
		Fees and commissions	121	142	21	
		Trading profits	4	2	(2)	
		Other operating income	32	38	6	
	Gross operating income from international operations		40	48	8	19.9
Expenses			456	436	(20)	(4.4)
	Of which, personnel		179	163	(16)	(9.3)
	Of which, facilities		248	244	(4)	(1.4)
Net business profit (before transfer to allowance for possible loan losses)			531	607	76	14.3
Transfer to reserve for possible loan losses			19	(7)	(26)	
Net business profit (after transfer to reserve for possible loan losses)			512	615	103	20.0
Unusual profits and losses			(462)	(274)	188	
	Of which, disposal of bad debts		245	247	2	
	(Including transfer to reserve for possible loan losses)		264	239	(25)	
	Of which,gains or losses on securities		(192)	(1)	191	
		Of which, losses on devaluation of securities	214	1	(213)	
Ordinary profit			50	340	290	581.4
Special gains and losses			(4)	7	11	
Income taxes-deferred			15	146	131	
Interim net income			30	200	170	571.9

(1) Gross Operating Income :Increased by 5.5% to reach 104.3 billion yen

Gross operating income increased by 5.5% to reach 104.3 billion yen against the previous interim period mainly due to an increase in domestic interest income (2 billion increase) and fees and commissions (2.1 billion increase).

(Reference1) Transition of profit margins (from domestic operations)



Profit margin from deposits and loans
Profit margin from total funds
1.2%
1.0%
0.8%
0.6%
0.4%
0.76%
0.86%
1.01%
1.01%
1.13%
0.51%
0.60%
0.83%
0.80%
0.87%
September 30,1999
September 30,2000
September 30,2001
September 30,2002
September 30,2003

Gross Operating Income Unit:0.1billion yen

892	905	1,009	988	1,043

(Reference 2) Transition of fees and commissions(from domestic operations).



Unit:0.1billion yen
<2.1 billion increase from the Interim period of 2002> Mainly increased due to commissions on receipt of privately offered bonds (0.7 billion yen) and pension insurance fees (0.7 billion yen).
150
130
110
90
70
50
103
12.1%
107
12.3%
123
12.7%
121
12.8%
142
14.3%
September 30,1999
September 30,2000
September 30,2001
September 30,2002
September 30,2003

⑵ Expenses: Decreased by 4.4% through further reductions

Expenses decreased by 4.4% to 43.6 billion yen against the previous interim period as a result of further reduction efforts. As gross operating income increased, *OHR dropped to 41.7%.

*OHR(%)=Expenses／Gross operating income(Excluding gains or losses on government bonds and other bonds)

(Reference) Transition of Expenses and OHR



Unit: 0.1billion yen
Expenses
OHR
550
500
450
400
60%
50%
40%
30%
59.2%
55.8%
47.2%
46.1%
41.7%
528
505
477
456
436
September 30,1999
September 30,2000
September 30,2001
September 30,2002
September 30,2003

OHR(Excluding gain or losses govemment bond and on bond derivatives)

55.9%	55.7%	47.9%	47.9%	41.3%

(3) Net business profit : Net business profit before transfer to allowance for possible loan losses increased by 14.3% to reach 60 billion yen level.

Net business profit increased by 14.3% (7.6 billion yen) against the previous interim period to reach 60.7 billion yen due to expansion of domestic income and reductions in expenses.

(Reference) Transition of net business profit before transfer to allowance for possible loan losses



Unit: 0.1billiion yen
< 24.3 billion yen increase against the interim period of 1999>
Gross business profit increased by 15 billion yen and expenses decreased by 9.3 billion yen.
700
600
500
400
300
200
364
399
531
531
607
September 30,1999
September 30,2000
September 30,2001
September 30,2002
September 30,2003

(4) Disposal of bad debts: Disposed 23.9 billion yen, 2.5 billion yen decrease from the previous interim period.

Due to sluggish economic conditions, disposal of non-performing loans was 23.9 billion yen, a 2.5 billion yen decrease from the previous interim period due to improvement in the categorization of borrowers, collection, etc. Actual amount of non-performing loans disposed, including income from recovery of bad debts, was 21.9 billion yen, a 4.5 billion yen decrease from the previous interim period.

(5) Losses on devaluation of securities: Impairment losses have largely decreased due to price rises in the stock market.

Losses on devaluation of shares, decreased 21.3 billion yen against the previous interim period to 0.1 billion yen due to the price rise in stock market.

(6) Ordinary profit / interim net income: Both ordinary profit and interim net income largely increased.

From the above, ordinary profit reached 34 billion yen, a 29 billion yen increase from the previous interim period. Interim net income was 20 billion yen, a 17 billion yen increase from the previous interim period.

2. Assets and Liabilities

(1) Loans: Individual loans increased mainly through housing loans.

As a result of focusing on regional retailing banking, individual loans largely increased to reach 248.1 billion yen mainly through housing loans. Ratio of individual loans to total loans increased to 37.8 %.

(Reference) Transition of loans related to regional retailing (Unit: 0.1 billion yen, %)

	September 30, 2001	September 30, 2002	Increase /(Decrease)	September 30, 2003	Increase /(Decrease)
Loans to small businesses, etc.	61,567	60,515	(△1.7 %) △ 1,052	64,140	(5.9%) 3,625
Of which, loans to individuals	25,029	27,409	(9.5%) 2,380	29,890	(9.0%) 2,481
Of which, housing-related loans	21,617	24,137	(11.6%) 2,520	26,687	(10.5%) 2,550
Housing loans	13,278	15,474	(16.5%) 2,196	17,465	(12.8%) 1,991
Apartment house loans	8,338	8,663	(3.8%) 325	9,221	(6.4%) 558
Percentage of loans to individuals against total loans	32.2%	35.4%	3.2%	37.8%	2.4%

(2) Deposits: Individual deposits have steadily progressed.

Deposits have progressed steadily, out of which individual deposits increased by 191.2 billion yen (2.9% increase) from the previous interim period mainly in Kanagawa Prefecture and total deposits increased by 379.2 billion yen from the previous interim period.

(Reference) Transition of Deposits (Unit: 0.1 billion yen,%)

	September 30, 2001	September 30, 2002	Increase /(Decrease)	September 30, 2003	Increase /(Decrease)
Deposits	86,600	86,586	(△0.0%) (14)	90,378	(4.3%) 3,792
Of which, individual deposits	64,403	65,681	(1.9%) 1,278	67,593	(2.9%) 1,912
Of which, corporate deposits	18,635	17,327	(△7.0%) (1,308)	19,738	(13.9%) 2,411

(3) Products for individuals: Income from Investment Trust / Pension Insurance steadily increased.

As a result of actively responding to the diversified needs of customers, the balance of investment trusts increased by 51.7 billion yen from the previous interim period to reach 262.2 billion yen and income was 1.6 billion yen, a 0.4 billion yen increase. Handling of pension insurance, for which the Bank started sales from the second half of the previous year, has steadily increased and the balance was 27.5 billion yen and income was 0.7 billion yen.

(Reference 1) Transition of products for individuals (Unit: 0.1 billion yen)

	September 30, 2001	September 30,2002	Increase /(Decrease)	September 30, 2003	Increase /(Decrease)
Balance of investment trusts	1,647	2,105	458	2,622	517
Balance of pension insurance	-	-	-	275	275
Balance of foreign currency deposits	600	650	50	569	(81)

(Reference 2)Commission revenues from products for individuals (Unit: 0.1 billion yen)

	September 30, 2001	September 30,2002	Increase /(Decrease)	September 30, 2003	Increase /(Decrease)
Invesment trusts(fees and commissions)	11	12	1	16	4
Pension insurance, fees and commissions	-	-	-	7	7
Foreign currency deposits (income from international operations)	8	6	(2)	5	(1)

(4) Securities: Decrease of 33 billion yen due to outright sales, etc.

Book value of equity decreased by 33 billion yen from March 31, 2003 due to outright sales, etc. Ratio to capital account has continued to decrease to 38%.

(Reference) Transition of book value of shares and capital account



Unit: 0.1 billion yen
Book value of shares
Capital account
Ratio of book value of shares against capital account
5,000
4,000
3,000
2,000
1,000
0
145%
125%
105%
85%
65%
45%
25%
4,511
4,270
105%
3,675
4,507
81%
2,672
4,475
59%
2,243
4,518
49%
1,913
4,919
38%
March 31,2000
March 31,2001
March 31,2002
March 31,2003
September 30,2003

Increase/(decrease) of book value of shares Unit: 0.1billion yen

(745)	(836)	(1,003)	(429)	(330)

**Although we have taken market value appraisal since March 2001, the amount above was stated at acquisition cost.*

3. Bad debts: Ratio of non-performing loans decreased by 0.4% to 4.5%.

As a result of promoting off-balancing and collection, etc., non-performing loans (in accordance with the standards of the Financial Reconstruction Law) decreased 28.5 billion yen from March 31, 2003. Ratio of non-performing loans became 4.5%, 0.4% decrease from March 31, 2003.

(Reference) Transition of credits disclosed under the Financial Reconstruction Law

(Unit: 0.1billion yen)

Categories of credits	March 31, 2002	March 31, 2003	Increase /(Decrease)	September 30, 2003	Increase /(Decrease)
Unrecoverable or valueless (in legal or virtual bankruptcy)	846	506	(340)	538	32
Doubtful (in possible bankruptcy)	2,473	2,262	(211)	2,117	(145)
In need of special caution	1,447	1,267	(180)	1,094	(173)
Subtotal(bad debts) A	4,767	4,035	(732)	3,750	(285)
In need of caution	11,629	10,615	(1,014)	9,528	(1,087)
Credits to normal customers	64,648	66,664	2,016	68,390	1,726
Normal credits B	76,278	77,279	1,001	77,919	640
Total credits C=A+B	81,046	81,315	269	81,669	354

(Unit: %)

Ratio against total credits A/C	5.8	4.9	(0.9)	4.5	(0.4)

4. Conditions in Kanagawa Prefecture: The share of loans increased to 28.1% and individual deposits and loans steadily increased.

In Kanagawa Prefecture, due to concentrated investment of business resources as a regional financial institution, both individual deposits and loans steadily increased. As a result, the share of loans in the Prefecture increased by 1.6 % to 28.1% and deposits increased by 0.4% to 22.7%. Individual loans continued to log a high growth rate of 8.3%.

(1) Shares in Kanagawa Prefecture



30%
28%
26%
24%
22%
20%
Loans
Deposits
24.0%
24.4%
25.6%
26.5%
28.1%
22.8%
23.0%
22.5%
22.3%
22.7%
September 30, 1999
September 30, 2000
September 30, 2001
September 30, 2002
September 30, 2003

(2) Individual Deposits in Kanagawa Prefecture



Unit : 0.1 billion yen
70,000
65,000
60,000
55,000
50,000
57,626
59,485
+3.2%
61,199
+2.9%
62,292
+1.8%
64,075
+2.8%
September 30, 1999
September 30, 2000
September 30, 2001
September 30, 2002
September 30, 2003

(3) Loans to Individual in Kanagawa Prefecture



Unit : 0.1 billion yen
29,000
26,000
23,000
20,000
17,000
20,780
21,752
+4.7%
23,121
+6.3%
25,372
+9.7%
27,475
+8.3%
September 30, 1999
September 30, 2000
September 30, 2001
September 30, 2002
September 30, 2003

* Figures in the bar graph are the rate of increase per year.

5.Capital Ratio: Reached 10.83% mainly due to the increase in the Tier 1

Capital ratio increased by 0.51% to reach 10.83% mainly due to the increase in the Tier 1 ratio as a result of steady accumulation of profit.

(Reference) Transition of capital ratio (consolidated, based on domestic standards)



Unit:0.1 billion yen
Tier 1
Capital ratio
5,000
4,500
4,000
3,500
11%
10%
9%
10.03%
9.59%
10.72%
10.32%
10.83%
4,025
4,246
4,223
4,231
4,614
March 31, 2000
March 31, 2001
March 31, 2002
March 31, 2003
September 30, 2003

Tier 1 ratio	5.66%	6.15%	6.47%	6.36%	7.00%

6.Deferred Tax Assets: Steadily decreased both in balance and ratio

Balance and ratio to net business profit before transfer to allowance for possible loan losses have steadily decreased and has dropped to 91% (*) of net business profit.

(*) Ratio to net operating profit as of September 30, 2003 has been calculated based on the expected net operating profit as of March 31, 2004.

(Reference) Balance of deferred tax assets (excluding corresponding amount to equity valuation difference) [Non-consolidated]



Unit:0.1billion yen
Deferred tax assets
Ratio of deferred tax assets to net business profit
1,800
1,500
1,200
900
600
250%
200%
150%
100%
50%
1,631
211%
1,428
156%
1,303
121%
1,184
113%
1,039
91%
March 31, 2000
March 31, 2001
March 31, 2002
March 31, 2003
September 30, 2003

Ratio of deferred tax assets (including corresponding amount to equity valuation difference) to Tier 1 [consoli dated]

41.7%	34.2%	34.9%	32.9%	23.8%

7.Prospects : Net business profit is expected to be at the 110 billion yen level and net profit to be at the 30 billion yen level in the fiscal year ending March 31, 2004

Net operating profit before transfers to the allowance for possible loan losses is expected to be 114 billion yen, a 9.2 billion yen increase from the previous year by reinforcing earning capability and promoting further rationalization and efficiency.
Due to a decrease in disposal of non-performing loans and improvement in gains or losses on equity, ordinary profit is expected to largely increase to 64 billion yen, a 38.7 billion yen increase from the previous year. Net profit is expected to be 38 billion yen, a 22.9 billion yen increase from the previous year.

<Non-consolidated> (Unit: 0.1 billion yen)

	March 31, 2003	Prospects for the fiscal year 2003	Increase /(decrease)	September 30, 2003
Gross operating profit	1,949	2,020	71	1,043
Expenses	901	880	(21)	436
Net operating profit (before transfer to allowance for possible loan losses)	1,048	1,140	92	607
Disposed non-performing loans	436	400	(36)	239
Gains or losses on equity	(295)	(50)	245	(1)
Ordinary profit	253	640	387	340
Net profit	151	380	229	200

Retained earnings (Earned surplus excluding earned surplus reserve)	737	1,099	362	919

< Consolidated > (Unit: 0.1 billion yen)

	March 31, 2003	Prospects for the year 2003	Increase /(decrease)	September 30, 2003
Ordinary profit	271	650	379	348
Net profit	168	380	212	197

B. CONSOLIDATED INTERIM FINANCIAL INFORMATION
B. 連結中間決算情報

1. Consolidated Interim Balance Sheet *(Unaudited)*
1. 中間連結貸借対照表

September 30,2003
(Millions of yen)

ASSETS:	(資産の部)		LIABILITIES：	(負債の部)	
Cash and due from banks	現金預け金	318,817	Deposits	預金	9,011,511
Call loans	ｺｰﾙﾛｰﾝ及び買入手形	611	Negotiable CDs	譲渡性預金	99,884
Commercial paper and other debts purchased	買入金銭債権	131,739	Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	367
Trading assets	特定取引資産	73,694	Trading liabilities	特定取引負債	3,193
Investment securities	有価証券	1,347,183	Borrowed money	借用金	164,058
Loans and bills discounted	貸出金	7,901,422	Foreign exchanges	外国為替	154
Foreign exchanges	外国為替	6,497	Bonds and notes	社債	66,000
Other assets	その他資産	93,863	Convertible bonds	新株予約権付社債	60,000
Premises and equipment	動産不動産	145,643	Other liabilities	その他負債	115,153
Deferred tax assets	繰延税金資産	110,101	Liability for employees' retirement benefits	退職給付引当金	68
Customers' liabilities for acceptances and guarantees	支払承諾見返	411,665	Allowance under special laws	特別法上の引当金	0
Allowance for possible loan losses	貸倒引当金	(91,900)	Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	22,550
			Goodwill	連結調整勘定	47
			Acceptances and guarantees	支払承諾	411,665
			Total Liabilities	負債の部合計	9,954,655
			MINORITY INTERESTS STOCKHOLDERS' EQUITY	(少数株主持分)	
			Minority interests stockholders' equity	少数株主持分	4,403
			STOCKHOLDERS' EQUITY:	(資本の部)	
			Common stock and preferred stock	資本金	184,806
			Capital surplus	資本剰余金	146,423
			Earned surplus	利益剰余金	126,185
			Land revaluation excess	土地再評価差額金	33,226
			Net unrealized gain/(loss) on available-for-sale securities	株式等評価差額金	(12)
			Foreign currency translation adjustment	為替換算調整勘定	0
			Treasury stock	自己株式	(348)
			Total stockholders' equity	資本の部合計	490,282
			Total Liabilities, Minority Interests and Stockholders' Equity	負債少数株主持分及び資本の部合計	10,449,340
Total Assets	資産の部合計	10,449,340			

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Consolidated Interim Statement of Income *(Unaudited)*
2. 中間連結損益計算書

		For six months ended September 30,2003 (Millions of yen)
Total ordinary income :	経常収益	129,397
Interest received	資金運用収益	87,451
Interest on loans and discounts	(うち貸出金利息)	79,429
Interest and dividends on investment securities	(うち有価証券利息配当金)	7,223
Fees and commissions	役務取引等収益	20,508
Trading profits	特定取引収益	244
Other operating income	その他業務収益	15,255
Other ordinary income	その他経常収益	5,937
Total ordinary expenses :	経常費用	94,537
Interest paid	資金調達費用	4,710
Interest on deposits	(うち預金利息)	1,425
Fees and commissions	役務取引等費用	3,449
Trading lossses	特定取引費用	1
Other operating expenses	その他業務費用	7,945
General and administrative expenses	営業経費	47,003
Other expenses	その他経常費用	31,427
Ordinary profit	経常利益	34,859
Special gains	特別利益	3,961
Special losses	特別損失	2,495
Income before income taxes and minority interests	税金等調整前中間純利益	36,325
Income taxes-current	法人税、住民税及び事業税	1,305
Income taxes-deferred	法人税等調整額	14,541
Minority interests in net income	少数株主利益	696
Interim net income	中間純利益	19,782

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Consolidated Interim Statement of Retained Earnings*(Unaudited)*
3. 中間連結剰余金計算書

		For six months ended September 30,2003 (Millions of yen)
Capital surplus	(資本剰余金の部)	
Balance of capital surplus at beginning of term	資本剰余金期首残高	146,281
Increase in capital surplus	資本剰余金増加高	142
Issuance of common stock	増資による新株の発行	3
Increase due to merger	合併に伴う増加高	138
Balance at end of interim term	資本剰余金中間期末残高	146,423
Earned surplus	(利益剰余金の部)	
Balance of earned surplus at beginning of term	利益剰余金期首残高	113,613
Increase in earned surplus	利益剰余金増加高	19,782
Interim net income	中間純利益	19,782
Decrease in earned surplus	利益剰余金減少高	7,210
Cash dividends	配当金	7,049
Losses on disposition of treasury stocks	自己株式処分差損	1
Decrease due to transfer of land revaluation excess	土地再評価差額金取崩による減少高	20
Decrease due to merger	合併に伴う減少高	138
Balance at end of interim term	利益剰余金中間期末残高	126,185

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

4. Consolidated Interim Statement of Cash Flows*(Unaudited)*
4．中間連結キャッシュフロー計算書

		For six months ended September 30,2003 (Millions of yen)
1. Cash flows from operating activities	Ⅰ．営業活動によるキャッシュフロー	
Income before income taxes and minority interests	税金等調整前中間純利益	36,325
Depreciation and amortization	減価償却費	3,774
Amortization of goodwill	連結調整勘定償却額	0
Equity in earnings of affiliates	持分法による投資損益（△）	(212)
Increase (Decrease) in reserve for possible loan losses	貸倒引当金の増加額	1,674
Increase (Decrease) in reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金の増加額	(1,815)
Increase (Decrease) in liability for employee's retirement benefits	退職給付引当金の増加額	9
Interest income	資金運用収益	(87,451)
Interest expenses	資金調達費用	4,710
Investment securities gains (losses)	有価証券関係損益（△）	4,749
Foreign exchange losses (gains)	為替差損益（△）	5,183
Losses (Gains) on disposal of premises and equipment	動産不動産処分損益（△）	281
Net decrease(increase) in trading assets	特定取引資産の純増（△）減	(1,164)
Net increase (decrease) in trading liabilities	特定取引負債の純増減(△)	(974)
Net decrease in loans	貸出金の純増（△）減	(10,002)
Net increase(decrease) in deposits	預金の純増減（△）	(354,943)
Net increase(decrease) in negotiable certificates of deposit	譲渡性預金の純増減(△)	30,396
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	借用金（劣後特約付借入金を除く）の純増減(△)	(51)
Net increase(decrease) in due from bank (excluding deposits at BOJ)	預け金（日銀預け金を除く）の純増(△)減	(303)
Net increase(decrease) in call loans and others	コールローン等の純増(△)減	(68,741)
Net increase (decrease) in call money and others	コールマネー等の純増減(△)	90
Net decrease(increase) in foreign exchange (assets)	外国為替（資産）の純増(△)減	1,085
Net increase(decrease) in foreign exchange (liabilities)	外国為替（負債）の純増減(△)	2
Interest and dividends received	資金運用による収入	97,500
Interest paid	資金調達による支出	(6,975)
Other	その他	31,482
Subtotal	小計	(315,370)
Income taxes paid	法人税等の支払額	(1,433)
Net cash provided by operating activities	営業活動によるキャッシュフロー	(316,803)

2. Cash flows from investing activities	Ⅱ．投資活動によるキャッシュフロー	
Purchases of securities	有価証券の取得による支出	(1,523,218)
Proceeds from sales of securities	有価証券の売却による収入	1,515,118
Proceeds from maturities of securities	有価証券の償還による収入	166,717
Expenditures for premises and equipment	動産不動産の取得による支出	(1,585)
Proceeds from sales of premises and equipment	動産不動産の売却による収入	186
Proceeds from sales of stocks of subsidiaries	連結範囲の変動を伴う子会社株式の売却による収入	2,418
Net cash provided by investing activities	投資活動によるキャッシュフロー	159,637

3. Cash flows from financing activities	Ⅲ．財務活動によるキャッシュフロー	
Repayment of subordinated debt	劣後特約付借入金の返済による支出	(30,000)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares	劣後特約付社債・新株予約権付社債の発行による収入	20,000
Proceeds from treasury stock	株式の発行による収入	7
Dividends paid	配当金支払額	(7,049)
Purchase of treasury stock	自己株式の取得による支出	(24)
Proceeds from sales of treasury stock	自己株式の売却による収入	5
Net cash used in financing activities	財務活動によるキャッシュフロー	(17,061)

4. Foreign currency translation adjustments on cash and cash equivalents	Ⅳ．現金及び現金同等物に係る換算差額	(26)
5. Net increase (decrease) in cash and cash equivalents	Ⅴ．現金及び現金同等物の増加額	(174,254)
6. Cash and cash equivalents at beginning of term	Ⅵ．現金及び現金同等物の期首残高	477,551
7. Cash and cash equivalents at end of interim term	Ⅶ．現金及び現金同等物の中間期末残高	303,296

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

5. Comparison of Consolidated Interim Balance Sheets*(Unaudited)*
5. 比較中間連結貸借対照表（主要内訳）

September 30,2003
(Millions of yen)

		At September 30,2003(A)	At September 30,2002(B)	Increase/(Decrease) (A)-(B)
ASSETS:	(資産の部)			
Cash and due from banks	現金預け金	318,817	391,342	(72,525)
Call loans	ｺｰﾙﾛｰﾝ及び買入手形	611	172,290	(171,679)
Commercial paper and other debts purchased	買入金銭債権	131,739	19,308	112,431
Trading assets	特定取引資産	73,694	50,910	22,784
Investment securities	有価証券	1,347,183	1,118,903	228,280
Loans and bills discounted	貸出金	7,901,422	7,589,991	311,431
Foreign exchanges	外国為替	6,497	7,168	(671)
Other assets	その他資産	93,863	102,862	(8,999)
Premises and equipment	動産不動産	145,643	226,244	(80,601)
Deferred tax assets	繰延税金資産	110,101	147,929	(37,828)
Customers' liabilities for acceptances and guarantees	支払承諾見返	411,665	418,318	(6,653)
Allowance for possible loan losses	貸倒引当金	(91,900)	(99,733)	7,833
Total assets	資産の部合計	10,449,340	10,145,536	303,804
LIABILITIES：	(負債の部)			
Deposits	預金	9,011,511	8,641,287	370,224
Negotiable CDs	譲渡性預金	99,884	98,231	1,653
Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	367	242	125
Trading liabilities	特定取引負債	3,193	4,543	(1,350)
Borrowed money	借用金	164,058	226,008	(61,950)
Foreign exchanges	外国為替	154	43	111
Bonds and notes	社債	66,000	46,000	20,000
Convertible bonds	新株予約権付社債	60,000	60,000	—
Other liabilities	その他負債	115,153	163,712	(48,559)
Liability for employees' retirement benefits	退職給付引当金	68	75	(7)
Reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金	—	8,468	(8,468)
Allowance under special laws	特別法上の引当金	0	0	0
Deferred tax liabilities	繰延税金負債	—	482	(482)
Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	22,550	23,148	(598)
Goodwill	連結調整勘定	47	1,641	(1,594)
Acceptances and guarantees	支払承諾	411,665	418,318	(6,653)
Total liabilities	負債の部合計	9,954,655	9,692,204	262,451
MINORITY INTERESTS STOCKHOLDERS' EQUITY	(少数株主持分)			
Minority interests stockholders' equity	少数株主持分	4,403	7,771	(3,368)
STOCKHOLDERS' EQUITY:	(資本の部)			
Total stockholders' equity	資本勘定	490,282	445,560	44,722
Total liabilities, minority interests and stockholders' equity	負債、少数株主持分及び資本の部合計	10,449,340	10,145,536	303,804

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

6. Comparison of Consolidated Interim Statements of Income*(Unaudited)*
6. 比較中間連結損益計算書（主要内訳）

For six months ended

September 30,2003

(Millions of yen)

		At September 30,2003(A)	At September 30,2002(B)	Increase/(Decrease) (A)-(B)
Total ordinary income	経常収益	129,397	140,999	(11,602)
Interest received	資金運用収益	87,451	89,046	(1,595)
Interest on loans and discounts	(うち貸出金利息)	79,429	77,586	1,843
Interest and dividends on investment securities	(うち有価証券利息配当金)	7,223	9,626	(2,403)
Fees and commissions	役務取引等収益	20,508	18,068	2,440
Trading profits	特定取引収益	244	454	(210)
Other operating income	その他業務収益	15,255	28,789	(13,534)
Other ordinary income	その他経常収益	5,937	4,640	1,297
Total ordinary expenses	経常費用	94,537	137,314	(42,777)
Interest paid	資金調達費用	4,710	8,830	(4,120)
Interest on deposits	(うち預金利息)	1,425	2,450	(1,025)
Fees and commissions	役務取引等費用	3,449	3,572	(123)
Trading lossses	特定取引費用	1	65	(64)
Other operating expenses	その他業務費用	7,945	20,434	(12,489)
General and administrative expenses	営業経費	47,003	49,393	(2,390)
Other expenses	その他経常費用	31,427	55,017	(23,590)
Ordinary profit	経常利益	34,859	3,684	31,175
Special gains	特別利益	3,961	871	3,090
Special losses	特別損失	2,495	607	1,888
Income before income taxes and minority interests	税金等調整前中間(当期)純利益	36,325	3,949	32,376
Income taxes-current	法人税、住民税及び事業税	1,305	1,077	228
Income taxes-deferred	法人税等調整額	14,541	642	13,899
Minority interests in net income	少数株主利益	696	182	514
Interim net income	中間(当期)純利益	19,782	2,046	17,736

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

7. Comparison of Consolidated Interim Statements of Retained Earnings*(Unaudited)*
7. 比較中間連結剰余金計算書（主要内訳）

For six months ended
September 30,2003
(Millions of yen)

		At September 30,2003(A)	At September 30,2002(B)	Increase/(Decrease) (A)-(B)
Capital surplus	（資本剰余金の部）			
Balance of capital surplus at beginning of term	資本剰余金期首残高	146,281	146,277	4
Increase in capital surplus	資本剰余金増加高	142	4	138
Decrease in capital surplus	資本剰余金減少高	—	—	—
Balance at end of interim term	資本剰余金中間期末残高	146,423	146,281	142
Earned surplus	（利益剰余金の部）			
Balance of earned surplus at beginning of term	利益剰余金期首残高	113,613	103,433	10,180
Increase in earned surplus	利益剰余金増加高	19,782	2,374	17,408
Decrease in earned surplus	利益剰余金減少高	7,210	7,049	161
Balance at end of interim term	利益剰余金中間期末残高	126,185	98,758	27,427

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

8. Comparison of Consolidated Interim Statements of Cash Flows ***(Unaudited)***

8．比較中間連結キャッシュ・フロー計算書

For six months ended September 30,2003

(Millions of yen)

		At September 30,2003(A)	At September 30,2002(B)	Increase/(Decrease) (A)-(B)
1. Cash flows from Operating Activities	Ⅰ．営業活動によるキャッシュフロー			
Income before income taxes and minority interests	税金等調整前中間(当期)純利益	36,325	3,949	32,376
Depreciation and amortization	減価償却費	3,774	16,998	(13,224)
Amortization of goodwill	連結調整勘定償却額	0	56	(56)
Equity in earnings of affiliates	持分法による投資損益 △)	(212)	—	(212)
Increase (Decrease) in reserve for possible loan losses	貸倒引当金の増加額	1,674	(10,523)	12,197
Increase (Decrease) in reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金の増加額	(1,815)	(5,826)	4,011
Increase (Decrease) in reserve for contingent liabilities	偶発損失引当金の増加額	—	(10)	10
Increase (Decrease) in liability for employee's retirement benefits	退職給付引当金の増加額	9	4	5
Interest income	資金運用収益	(87,451)	(89,046)	1,595
Interest expenses	資金調達費用	4,710	8,830	(4,120)
Investment securities gains (losses)	有価証券関係損益(△)	4,749	16,678	(11,929)
Foreign exchange losses (gains)	為替差損益(△)	5,183	3,091	2,092
Losses (Gains) on disposal of premises and equipment	動産不動産処分損益(△)	281	412	(131)
Net decrease(increase) in trading assets	特定取引資産の純増(△)減	(1,164)	1,400	(2,564)
Net increase (decrease) in trading liabilities	特定取引負債の純増減(△)	(974)	(143)	(831)
Net decrease in loans	貸出金の純増(△)減	(10,002)	3,472	(13,474)
Net increase(decrease) in deposits	預金の純増減(△)	(354,943)	(457,718)	102,775
Net increase(decrease) in negotiable certificates of deposit	譲渡性預金の純増減(△)	30,396	5,081	25,315
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	借用金 劣後特約付借入金を除くの純増減(△)	(51)	(15,202)	15,151
Net increase(decrease) in due from bank (excluding deposits at BOJ)	預け金 日銀預け金を除くの純増(△)減	(303)	(30,266)	29,963
Net increase(decrease) in call loans and others	コールローン等の純増 △)減	(68,741)	(109,040)	40,299
Net increase(decrease) in margin money deposited under securities lending transactions	債券貸借取引支払保証金の純増 △)減	—	69,316	(69,316)
Net increase (decrease) in call money and others	コールマネー等の純増減(△)	90	(1,531)	1,621
Net decrease(increase) in foreign exchange (assets)	外国為替 資産)の純増(△)減	1,085	3,125	(2,040)
Net increase(decrease) in foreign exchange (liabilities)	外国為替 負債)の純増減(△)	2	(39)	41
Interest and dividends received	資金運用による収入	97,500	101,610	(4,110)
Interest paid	資金調達による支出	(6,975)	(11,284)	4,309
Other	その他	31,482	(25,219)	56,701
Subtotal	小計	(315,370)	(521,824)	206,454
Income taxes paid	法人税等の支払額	(1,433)	(782)	(651)
Net cash provided by operating activities	営業活動によるキャッシュフロー	(316,803)	(522,607)	205,804
2. Cash flows from investing activities	Ⅱ．投資活動によるキャッシュフロー			
Purchases of securities	有価証券の取得による支出	(1,523,218)	(968,467)	(554,751)
Proceeds from sales of securities	有価証券の売却による収入	1,515,118	649,524	865,594
Proceeds from maturities of securities	有価証券の償還による収入	166,717	120,437	46,280
Expenditures for premises and equipment	動産不動産の取得による支出	(1,585)	(11,936)	10,351
Proceeds from sales of premises and equipment	動産不動産の売却による収入	186	1,591	(1,405)
Proceeds from sale of stocks of subsidiaries	連結範囲の変動を伴う子会社株式の売却による収入	2,418	—	2,418
Net cash provided by investing activities	投資活動によるキャッシュフロー	159,637	(208,850)	368,487
3. Cash flows from financing activities	Ⅲ．財務活動によるキャッシュフロー			
Repayments of subordinated loans	劣後特約付借入金の返済による支出	(30,000)	—	(30,000)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares	劣後特約付社債 新株予約権付社債の発行による収入	20,000	—	20,000
Repayments of subordinated bonds and convertible bonds	劣後特約付社債 新株予約権付社債の償還による支出	—	(9,997)	9,997
Proceeds from treasury stock	株式の発行による収入	7	7	0
Dividends paid	配当金支払額	(7,049)	(7,049)	0
Dividends paid to minority interests stockholders	少数株主への配当金支払額	—	(20)	20
Purchase of treasury stock	自己株式の取得による支出	(24)	(93)	69
Proceeds from sales of treasury stock	自己株式の売却による収入	5	50	(45)
Net cash used in financing activities	財務活動によるキャッシュフロー	(17,061)	(17,101)	40
4. Foreign currency translation adjustments on cash and cash equivalents	Ⅳ．現金及び現金同等物に係る換算差額	(26)	(30)	4
5. Net increase (decrease) in cash and cash equivalents	Ⅴ．現金及び現金同等物の増加額	(174,254)	(748,589)	574,335
6. Cash and cash equivalents at beginning of term	Ⅵ．現金及び現金同等物の期首残高	477,551	1,069,096	(591,545)
7. Cash and cash equivalents at end of interim term	Ⅶ．現金及び現金同等物の中間期末残高	303,296	320,506	(17,210)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

C. NON-CONSOLIDATED INTERIM FINANCIAL INFORMATION
C. 単体中間決算情報

1. Non-Consolidated Interim Balance Sheet*(Unaudited)*
1. 第143期中中間貸借対照表

September 30,2003
(Millions of yen)

ASSETS:	(資産の部)		LIABILITIES:	(負債の部)	
Cash and due from banks	現金預け金	318,817	Deposits	預金	9,037,851
Call loans	コールローン	611	Negotiable CDs	譲渡性預金	99,884
Commercial paper and other debts purchased	買入金銭債権	131,739	Call money	コールマネー	367
Trading assets	特定取引資産	73,694	Trading liabilities	特定取引負債	3,193
Investment securities	有価証券	1,343,209	Borrowed money	借用金	165,058
Loans and bills discounted	貸出金	7,903,194	Foreign exchanges	外国為替	154
Foreign exchanges	外国為替	6,497	Bonds and notes	社債	65,000
Other assets	その他資産	93,375	Convertible bonds	新株予約権付社債	60,000
Premises and equipment	動産不動産	148,646	Other liabilities	その他負債	92,725
Deferred tax assets	繰延税金資産	103,923	Reserves under special laws	特別法上の引当金	0
Customers' liabilities for acceptances and guarantees	支払承諾見返	250,127	Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	22,550
Allowance for possible loan losses	貸倒引当金	(84,952)	Acceptances and guarantees	支払承諾	250,127
			Total Liabilities	負債の部合計	9,796,912
			STOCKHOLDERS' EQUITY:	(資本の部)	
			Common stock and preferred stock	資本金	184,806
			Capital surplus	資本剰余金	146,423
			Capital surplus	資本準備金	146,423
			Earned surplus	利益剰余金	127,854
			Transfer to Legal reserve	利益準備金	35,934
			Appropriated retained earnings	任意積立金	65,764
			Unappropriated retained earnings at end of interim term	中間未処分利益	26,155
			Interim net income	中間純利益	20,079
			Land revaluation excess	土地再評価差額金	33,226
			Net unrealized gain/(loss) on available-for-sale securities	株式等評価差額金	8
			Treasury stock	自己株式	(348)
			Total stockholders' equity	資本の部合計	491,972
Total Assets	資産の部合計	10,288,885	Total Liabilities and Stockholders' Equity	負債及び資本の部合計	10,288,885

2. Non-Consolidated Interim Statement of Income (*Unaudited*)
2. 第143期中中間損益計算書

For six months ended September 30,2003 (Millions of yen)

Total ordinary Income :	経常収益	126,376
Interest received	資金運用収益	87,460
Interest on loans and discounts	(うち貸出金利息)	79,356
Interest and dividends on investment securities	(うち有価証券利息配当金)	7,306
Fees and commissions	役務取引等収益	19,210
Trading profits	特定取引収益	244
Other operating income	その他業務収益	14,695
Other ordinary income	その他経常収益	4,764
Total ordinary expenses :	経常費用	92,334
Interest paid	資金調達費用	4,709
Interest on deposits	(うち預金利息)	1,425
Fees and commissions	役務取引等費用	4,698
Trading losses	特定取引費用	1
Other operateing expenses	その他業務費用	7,882
General and administrative expenses	営業経費	46,377
Other expenses	その他経常費用	28,665
Ordinary profit	経常利益	34,042
Special gains	特別利益	3,205
Special losses	特別損失	2,491
Net income before income taxes	税引前中間純利益	34,756
Income taxes-current	法人税、住民税及び事業税	71
Income taxes-deferred	法人税等調整額	14,605
Interim net income	中間純利益	20,079
Unappropriated retained earnings at beginning of term	前期繰越利益	6,013
Unappropriated retained earnings inherited due to merger	合併による未処分利益受入額	84
Reversal of land revaluation excess	土地再評価差額金取崩額	(20)
Losses on disposition of treasury stocks	自己株式処分差損	1
Unappropriated retained earnings at end of interim term	中間未処分利益	26,155

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Comparison of Non-Consolidated Interim Balance Sheets *(Unaudited)*
3. 比較中間貸借対照表

(Millions of yen)

		September 30,2003(A)	September 30,2002(B)	Increase/(Decrease) (A)-(B)
ASSETS:	(資産の部)			
Cash and due from banks	現金預け金	318,817	391,299	(72,482)
Call loans	コールローン	611	105,290	(104,679)
Bills purchased	買入手形	—	67,000	(67,000)
Commercial paper and other debts purchased	買入金銭債権	131,739	4,840	126,899
Trading assets	特定取引資産	73,694	50,910	22,784
Investment securities	有価証券	1,343,209	1,110,941	232,268
Loans and bills discounted	貸出金	7,903,194	7,727,241	175,953
Foreign exchanges	外国為替	6,497	7,168	(671)
Other assets	その他資産	93,375	80,035	13,340
Premises and equipment	動産不動産	148,646	138,870	9,776
Deferred tax assets	繰延税金資産	103,923	140,462	(36,539)
Customers' liabilities for acceptances and guarantees	支払承諾見返	250,127	322,860	(72,733)
Reserve for possible loan losses	貸倒引当金	(84,952)	(92,899)	7,947
Total assets	資産の部合計	10,288,885	10,054,022	234,863
LIABILITIES:	(負債の部)			
Deposits	預金	9,037,851	8,658,683	379,168
Negotiable CDs	譲渡性預金	99,884	167,731	(67,847)
Call money	コールマネー	367	242	125
Trading liabilities	特定取引負債	3,193	4,543	(1,350)
Borrowed money	借用金	165,058	195,148	(30,090)
Foreign exchanges	外国為替	154	43	111
Bonds and notes	社債	65,000	45,000	20,000
Convertible bonds	新株予約権付社債	60,000	60,000	—
Other liabilities	その他負債	92,725	125,292	(32,567)
Reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金	—	8,468	(8,468)
Reserve under special laws	特別法上の引当金	0	0	0
Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	22,550	23,148	(598)
Acceptances and guarantees	支払承諾	250,127	322,860	(72,733)
Total liabilities	負債の部合計	9,796,912	9,611,164	185,748
STOCKHOLDERS' EQUITY:	(資本の部)			
Common stock and preferred stock	資本金	184,806	184,803	3
Capital surplus	資本剰余金	146,423	146,281	142
Capital surplus	資本準備金	146,423	146,281	142
Earned surplus	利益剰余金	127,854	96,029	31,825
Transfer to Legal reserve	利益準備金	35,934	34,512	1,422
Appropriated retained earnings	任意積立金	65,764	52,363	13,401
Unappropriated retained earnings at end of interim term	中間(当期)未処分利益	26,155	9,154	17,001
Interim net income	中間(当期)純利益	20,079	2,988	17,091
Land revaluation excess	土地再評価差額金	33,226	32,604	622
Net unrealized gain/(loss) on available-for-sale securities	株式等評価差額金	8	(16,718)	16,726
Treasury stock	自己株式	(348)	(141)	(207)
Total stockholders' equity	資本の部合計	491,972	442,858	49,114
Total liabilities and stockholders' equity	負債及び資本の部合計	10,288,885	10,054,022	234,863

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

4. Comparison of Non-Consolidated Interim Statements of Income *(Unaudited)*
4. 比較中間損益計算書

For six months ended September 30,2003
(Millions of yen)

		September 30,2003(A)	September 30,2002(B)	Increase/(Decrease) (A)-(B)
Total ordinary income :	経常収益	126,376	118,162	8,214
Interest received:	資金運用収益	87,460	89,116	(1,656)
Interest on loans and discounts	(うち貸出金利息)	79,356	77,822	1,534
Interest and dividends on investment securities	(うち有価証券利息配当金)	7,306	9,460	(2,154)
Fees and commissions	役務取引等収益	19,210	16,762	2,448
Trading profits	特定取引収益	244	454	(210)
Other operating income	その他業務収益	14,695	7,990	6,705
Other ordinary income	その他経常収益	4,764	3,839	925
Total ordinary expenses :	経常費用	92,334	113,167	(20,833)
Interest paid:	資金調達費用	4,709	8,337	(3,628)
Interest on deposits	(うち預金利息)	1,425	2,451	(1,026)
Fees and commissions	役務取引等費用	4,698	4,367	331
Trading losses	特定取引費用	1	65	(64)
Other operateing expenses	その他業務費用	7,882	2,694	5,188
General and administrative expenses	営業経費	46,377	48,298	(1,921)
Other expenses	その他経常費用	28,665	49,402	(20,737)
Ordinary profit	経常利益	34,042	4,995	29,047
Special gains	特別利益	3,205	147	3,058
Special losses	特別損失	2,491	606	1,885
Net income before income taxes	税引前中間(当期) 純利益	34,756	4,537	30,219
Income taxes-current	法人税、住民税及び事業税	71	53	18
Income taxes-deferred	法人税等調整額	14,605	1,494	13,111
Interim net income	中間(当期)純利益	20,079	2,988	17,091
Unappropriated retained earnings at beginning of term	前期繰越利益	6,013	5,838	175
Unappropriated retained earnings inherited due to merger	合併による未処分利益受入額	84	—	84
Reversal of land revaluation excess	土地再評価差額金取崩額	(20)	327	(347)
Losses on disposition of treasury stocks	自己株式処分差損	1	—	1
Unappropriated retained earnings at end of interim term	中間(当期)未処分利益	26,155	9,154	17,001

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

D. SUMMARY OF INTERIM FINANCIAL RESULTS
D. 平成15年度中間期決算の概況

1.Profit and Loss **1.損益状況**
【Non-Consolidated】 **【単体】**

For six months ended

(Millions of yen)

			September 30,2003(A)	(A)-(B)	September 30,2002(B)
Gross operating income	業務粗利益		104,320	5,462	98,858
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	(除く国債等債券損益（5勘定尻）)		109,829	13,540	96,289
Gross operating income from domestic operations	国内業務粗利益		99,493	4,658	94,835
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	(除く国債等債券損益（5勘定尻）)		105,218	12,146	93,072
Interest income	資金利益		81,099	2,055	79,044
Fees and commissions	役務取引等利益		14,262	2,155	12,107
Trading profits	特定取引利益		244	(210)	454
Other operating income	その他業務利益		3,886	657	3,229
Of which,from gains or losses on government bonds and other bonds	(うち国債等債券損益)		(5,724)	(7,486)	1,762
Gross operating income from international operations	国際業務粗利益		4,826	804	4,022
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	(除く国債等債券損益（5勘定尻）)		4,611	1,395	3,216
Interest income	資金利益		1,651	(82)	1,733
Fees and commissions	役務取引等利益		249	(38)	287
Trading profits	特定取引利益		(1)	64	(65)
Other operating income	その他業務利益		2,926	859	2,067
Of which,from gains or losses on government bonds and other bonds)	(うち国債等債券損益)		215	(591)	806
Expenses(excluding extraordinary adjustments)	経費（除く臨時処理分)	(△)	43,566	(2,104)	45,670
Personnel	人件費	(△)	16,305	(1,685)	17,990
Facilities	物件費	(△)	24,485	(364)	24,849
Taxes	税金	(△)	2,775	(55)	2,830
Net business profit (before transfer to allowance for possible loan losses)	業務純益（一般貸倒繰入前)		60,753	7,566	53,187
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	(除く国債等債券損益（5勘定尻）)		66,262	15,644	50,618
① Transfer to allowance for possible loan losses	①一般貸倒引当金繰入	(△)	(775)	(2,725)	1,950
Net business profit	業務純益		61,528	10,292	51,236
Of which, from gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	うち国債等債券損益（5勘定尻)		(5,509)	(8,077)	2,568
Unusual profits and losses	臨時損益		(27,486)	18,755	(46,241)
② Disposal of bad debts	②不良債権処理額	(△)	24,739	225	24,514
Net write-off of loans	貸出金償却	(△)	13,867	(8,845)	22,712
Net transfer to specific allowance for loan losses	個別貸倒引当金繰入額	(△)	10,310	9,579	731
Net losses on sales of non-performing loans	延滞債権等売却損	(△)	73	(149)	222
Net transfer to reserve for losses on sales of claims	債権売却損失引当金繰入額	(△)	-	(606)	606
Transfer to specific reserve for loans for certain refinancing countries	特定海外債権引当勘定繰入額	(△)	-	69	(69)
Others	その他	(△)	487	178	309
Total credit costs (①+②)	(貸倒償却引当費用①＋②)		23,964	(2,500)	26,464
Gains or losses on securities	株式等関係損益		(69)	19,203	(19,272)
Gains on sales of securities	株式等売却益		3,200	579	2,621
Losses on sales of securities	株式等売却損	(△)	3,186	2,724	462
Losses on devaluation of securities	株式等償却	(△)	83	(21,348)	21,431
Other unusual profits	その他の臨時損益		(2,677)	(223)	(2,454)
Ordinary profit	経常利益		34,042	29,047	4,995
Special gains and losses	特別損益		714	1,172	(458)
Gains or losses on sales of premises and equipment	動産不動産処分損益		(276)	207	(483)
Gains on sales of premises and equipment	動産不動産処分益		2	(120)	122
Losses on sales of premises and equipment	動産不動産処分損	(△)	279	(327)	606
Others	その他		991	966	25
Net income before income taxes	税引前中間純利益		34,756	30,219	4,537
Income taxes-current	法人税、住民税及び事業税	(△)	71	18	53
Income taxes-deferred	法人税等調整額	(△)	14,605	13,111	1,494
Interim net income	中間純利益		20,079	17,091	2,988

Note: The amount are presented in millions of yen and are rounded down to the nearest million.

For six months ended

【Consolidated】 【連結】 (Millions of yen)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)
Consolidated gross operating income	連結粗利益	107,353	3,898	103,455
Interest income	資金利益	82,740	2,525	80,215
Fees and commissions	役務取引等利益	17,059	2,564	14,495
Trading profits	特定取引利益	243	(146)	389
Other operating income	その他業務利益	7,309	(1,045)	8,354
Operating expenses (△)	営業経費(△)	47,003	(2,390)	49,393
Write-off loans cost (△)	貸倒償却引当費用（△）	26,385	(4,168)	30,553
Write-off of loans (△)	貸出金償却(△)	15,663	(8,681)	24,344
Transfer to specific allowance for loan losses (△)	個別貸倒引当金繰入額（△）	9,679	8,799	880
Transfer to allowance for possible loan losses (△)	一般貸倒引当金繰入額（△）	480	(3,778)	4,258
Other write-off loans cost (△)	その他（△）	561	(509)	1,070
Gains or losses on equity	株式等関係損益	791	20,008	(19,217)
Gains or losses on investment by equity	持分法による投資損益	212	212	-
Others	その他	(109)	496	(605)
Ordinary profit	経常利益	34,859	31,175	3,684
Special gains and losses	特別損益	1,466	1,202	264
Interim net income before income taxes and minority interests	税金等調整前中間純利益	36,325	32,376	3,949
Income taxes-current (△)	法人税、住民税及び事業税（△）	1,305	228	1,077
Income taxes-deferred (△)	法人税等調整額(△)	14,541	13,899	642
Minority interests in net income (△)	少数株主利益（△）	696	514	182
Interim net income	中間純利益	19,782	17,736	2,046

注：連結粗利益＝（資金運用収益－資金運用費用）＋（役務取引等収益－役務取引等費用）
＋(特定取引収益-特定取引費用)+(その他業務収益-その他業務費用)

Note:Consolidated Gross Operating Income =(Gain on Fund Management - Fund Management Cost)+(Gain on Fee and Commissions - Fees and Commissions Cost)+(Gain on Trading profits - Trading Profits Cost) +(Gain on Other Operating - Other Operating Cost)

(Reference) (参考) (Millions of Yen)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)
Consolidated net business profit	連結業務純益	62,544	10,481	52,063

注：連結業務純益＝単体業務純益（一般貸倒引当金繰入前）＋子会社経常利益
＋関連会社経常利益×持分割合－内部取引（配当等）

Note:Consolidated Net Business Profit = Non-Consolidated Net Business Profit+ Consolidated Ordinary Profit - Non-Consolidated Ordinary Profit

(Number of Consolidated Subsidiaries) (Number of companies)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)
Number of consolidated subsidiaries	連結子会社数	10	(3)	13
Number of companies accounted for by the equity method	持分法適用会社数	1	1	0

2.Average Balance of Use and Source of Funds (Domestics)

2．資金平残（国内業務部門）

【Non-Consolidated】 【単体】

For six months ended (Billions of yen)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)	(B)-(C)	September 30,2001(C)
Assets	資金運用勘定	9,070	211	8,859	(43)	8,902
Loans and bills discounted	貸出金	7,551	63	7,488	(7)	7,495
Loans to individuals	個人貸出	2,931	265	2,666	213	2,453
Securities	有価証券	1,411	298	1,113	(227)	1,340
Bonds	債券	1,202	350	852	(143)	995
Stocks	株式	208	(53)	261	(84)	345
Liabilities	資金調達勘定	9,158	177	8,981	78	8,903
Deposits	預金	8,772	221	8,551	214	8,337
Deposit from individuals	個人預金	6,727	194	6,533	164	6,369

3.Interest margins (Domestics)

3．利回・利鞘（国内業務部門）

【Non-Consolidated】 【単体】

For six months ended (%)

				September 30,2003(A)	(A)-(B)	September 30,2002(B)	(B)-(C)	September 30,2001(C)
Yield on assets	(1)	資金運用利回	A	1.87	(0.06)	1.93	(0.18)	2.11
Loans and bills discounted		貸出金利回		2.09	0.03	2.06	(0.15)	2.21
Securities		有価証券利回		0.85	(0.66)	1.51	(0.15)	1.66
Yield on assets	(2)	資金調達利回	B	0.09	(0.06)	0.15	(0.11)	0.26
Deposits and NCD		預金利回		0.02	(0.02)	0.04	(0.09)	0.13
External debt		外部負債利回		2.06	(0.10)	2.16	0.82	1.34
Operating expenses		経費率		0.94	(0.07)	1.01	(0.06)	1.07
Total funding cost	(3)	資金調達原価	C	1.00	(0.13)	1.13	(0.15)	1.28
Yield spread	(1)-(2)	資金運用調達利回差	A－B	1.78	0.00	1.78	(0.07)	1.85
Interest margin between loans and deposits		預貸金利鞘		1.13	0.12	1.01	0.00	1.01
Net interest margin	(1)-(3)	総資金利鞘	A－C	0.87	0.07	0.80	(0.03)	0.83

4.Gains or Losses on Investment Securities

4．有価証券関係損益

①Gains or Losses on Bonds (Government Bond,etc)

①国債等債券関係損益

【Non-Consolidated】 【単体】

For six months ended (Millions of yen)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)	(B)-(C)	September 30,2001(C)
Gains or losses on government bonds and other bonds (net profits on sales and redemption of bonds)	国債等債券損益（5勘定尻)	(5,509)	(8,077)	2,568	1,415	1,153
Gains on sales	売却益	2,328	(2,915)	5,243	2,134	3,109
Gains on redemption	償還益	44	25	19	(6)	25
Losses on sales	売却損	6,500	5,112	1,388	225	1,163
Losses on redemption	償還損	1,375	70	1,305	488	817
Losses on devaluation	償却	6	6	-	-	-

②Gains or Losses on Stocks

②株式等損益

【Non-Consolidated】 【単体】

For six months ended (Millions of yen)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)	(B)-(C)	September 30,2001(C)
Gains or losses on equities (net profit on sales and devaluation)	株式等損益（3勘定尻)	(69)	19,203	(19,272)	4,457	(23,729)
Gains on sales	売却益	3,200	579	2,621	(5,977)	8,598
Losses on sales	売却損	3,186	2,724	462	(2,484)	2,946
Losses on devaluation	償却	83	(21,348)	21,431	(7,950)	29,381

5.Gains or Losses from Valuation of Marketable Securities

5．有価証券の評価損益

(1) Valuation Standards of Investment Securities

（１）有価証券の評価基準

Trading securities	売買目的有価証券	Market Value Method(Valuation differences are appropriated to profit and loss)	時価法（評価差額を損益処理）
Held to maturity securities	満期保有目的の債券	Depreciation Cost Method	償却原価法
Other investment securities	その他有価証券	Market Value Method (Valuation differences are included directly into capital)	時価法（評価差額を全部資本直入）
Subsidiary and affiliate stock	子会社株式及び関連会社株式	Cost Method	原価法

(2)Gains or Losses from Valuation

（２）評価損益

【Non-Consolidated】　【単体】

(Millions of yen)

		September 30,2003(A)				March 31, 2003(B)		
		Net(A)	(A)-(B)	Gains	Losses	Net(B)	Gains	Losses
Held to maturity	満期保有目的	(141)	(97)	26	168	(44)	62	107
Other investment	その他有価証券	13	34,086	29,407	29,393	(34,073)	14,779	48,853
Stocks	株式	(965)	39,025	25,676	26,641	(39,990)	8,085	48,076
Bonds	債券	538	(4,370)	2,592	2,053	4,908	5,559	651
Others	その他	440	(568)	1,138	697	1,008	1,134	126
Total	合計	(127)	33,990	29,434	29,561	(34,117)	14,842	48,960
Stocks	株式	(965)	39,025	25,676	26,641	(39,990)	8,085	48,076
Bonds	債券	397	(4,466)	2,618	2,221	4,863	5,621	758
Others	その他	440	(569)	1,138	697	1,009	1,135	126

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得価額との差額を計上しております。

Note: Since Other Investment Securities are stated at market value, the differences between balance sheet amount and cost are recorded in the above table.

【Consolidated】　【連結】

(Millions of yen)

		September 30,2003(A)				March 31, 2003(B)		
		Net(A)	(A)-(B)	Gains	Losses	Net(B)	Gains	Losses
Held to maturity	満期保有目的	(141)	(97)	26	168	(44)	62	107
Other investment	その他有価証券	(48)	34,275	29,445	29,494	(34,323)	14,952	49,275
Stocks	株式	(1,028)	39,212	25,715	26,743	(40,240)	8,257	48,498
Bonds	債券	538	(4,370)	2,592	2,053	4,908	5,559	651
Others	その他	440	(568)	1,138	697	1,008	1,134	126
Total	合計	(190)	34,177	29,472	29,663	(34,367)	15,015	49,382
Stocks	株式	(1,028)	39,212	25,715	26,743	(40,240)	8,257	48,498
Bonds	債券	397	(4,466)	2,618	2,221	4,863	5,621	758
Others	その他	440	(569)	1,138	697	1,009	1,135	126

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得価額との差額を計上しております。

Note: Since Other Investment Securities are stated at market value, the differences between consolidated balance sheet amount and cost are recorded in the above table.

6. Expenses and Employees　　6．経営合理化の状況

①Expenses　①経費の推移

【Non-Consolidated】【単体】 (Millions of yen)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)	(B)-(C)	September 30,2001(C)
Personnel	人件費	16,305	(1,685)	17,990	(2,924)	20,914
Facilities	物件費	24,485	(364)	24,849	946	23,903
Taxes	税金	2,775	(55)	2,830	(77)	2,907
Expenses	経費	43,566	(2,104)	45,670	(2,056)	47,726
(Reference)	(参考)					%)
OHR	OHR	41.7	(4.4)	46.1	(1.1)	47.2

②Operating Expenses　②営業経費の内訳

【Non-Consolidated】【単体】 (Millions of yen)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)	(B)-(C)	September 30,2001(C)
Salaries and allowance	給料・手当	13,264	(1,433)	14,697	(1,812)	16,509
Retirement allowance cost	退職給付費用	3,680	(162)	3,842	2,732	1,110
Welfare	福利厚生費	159	22	137	(49)	186
Depreciation	減価償却費	3,605	(106)	3,711	(216)	3,927
Rent of premises and equipment	土地建物機械賃借料	3,423	(496)	3,919	(252)	4,171
Building for repairing expense	営繕費	103	7	96	0	96
Stationery and supplies	消耗品費	595	1	594	(53)	647
Utilities	給水光熱費	680	(55)	735	(95)	830
Allowance of business trips	旅費	59	7	52	(8)	60
Cable and telex	通信費	551	(128)	679	(17)	696
Advertisement	広告宣伝費	418	(30)	448	26	422
Dues and membership, contribution, dinner and meeting	諸会費・寄付金・交際費	223	(4)	227	(49)	276
Taxes	租税公課	2,775	(55)	2,830	(77)	2,907
Others	その他	16,834	509	16,325	481	15,844
General expense	営業経費	46,377	(1,921)	48,298	611	47,687

③Employees and Officers　③人員の推移

【Non-Consolidated】【単体】 (Number of people)

		September 30,2003(A)	(A)-(B)	March 31,2003(B)	(A)-(C)	September 30,2002(C)
Total employees	総人員	3,695	(174)	3,869	(483)	4,178
In-house employees	実働人員	3,051	(19)	3,070	(293)	3,344
Directors and auditors	役員	12	1	11	0	12
Executive officers	執行役員	7	0	7	(1)	8

④Branches

④店舗等の推移

《Domestic Branch》
【Non-Consolidated】

《国内店舗数の推移》
【単体】

(Number of branches)

		September 30,2003(A)	(A)-(B)	March 31,2003(B)	(A)-(C)	September 30,2002(C)
Head office and branches	本支店	159	2	157	3	156
Sub-branches	出張所	26	0	26	(2)	28
Total	店舗数	185	2	183	1	184

《Overseas》
【Non-Consolidated】

《海外拠点数の推移》
【単体】

(Number of branches)

		September 30,2003(A)	(A)-(B)	March 31,2003(B)	(A)-(C)	September 30,2002(C)
Branches	支店	0	0	0	0	0
Sub-branches	出張所	0	0	0	0	0
Representative offices	駐在員事務所	4	0	4	0	4
Total	拠点数	4	0	4	0	4
Subsidiaries	現地法人	0	0	0	0	0

7. Net business profit

7．業務純益

【Non-Consolidated】

【単体】

For six months ended

(Millions of yen)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)	(B)-(C)	September 30,2001(C)
Net business profit(before transfer to allowance for possible loan losses)	業務純益（一般貸倒繰入前）	60,753	7,566	53,187	5	53,182
As per employee (in thousands of yen)	職員一人当たり（千円）	19,850	4,184	15,666	1,719	13,947
Net business profit	業務純益	61,528	10,292	51,236	(1,946)	53,182
As per employee (in thousands of yen)	職員一人当たり（千円）	20,104	5,013	15,091	1,144	13,947

8.Return On Equity

8．ROE

【Non-Consolidated】

【単体】

For six months ended

(%)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)	(B)-(C)	September 30,2001(C)
Net business profit per shareholders' common equity	業務純益（一般貸倒繰入前）ベース	32.66	1.85	30.81	0.09	30.72
Net income per shareholders' common equity	中間純利益ベース	10.79	9.06	1.73	(2.31)	4.04

9.Return On Assets

9．ROA

【Non-Consolidated】

【単体】

For six months ended

(%)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)	(B)-(C)	September 30,2001(C)
Net business profit per total average assets	業務純益（一般貸倒繰入前）ベース	1.23	0.13	1.10	0.01	1.09
Net income per total average assets	中間純利益ベース	0.40	0.34	0.06	(0.08)	0.14

For six months ended

10. Retirement Allowance Costs １０．退職給付費用

【Non-Consolidated】 【単体】

(Millions of yen)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)	(B)-(C)	September 30,2001(C)
Retirement allowance costs	退職給付費用	5,892	2,050	3,842	2,732	1,110
Employment costs	勤務費用	772	(371)	1,143	44	1,099
Interest costs	利息費用	925	(835)	1,760	(117)	1,877
Expected operation gains	期待運用収益	(685)	820	(1,505)	188	(1,693)
Others	その他	4,879	2,436	2,443	2,614	(171)

Note:Interim period of 2003 includes 2,211 million yen of extraordinary losses in accordance with revision in our retirement benefit scheme.

For six months ended

【Consolidated】 【連結】

(Millions of yen)

		September 30,2003(A)	(A)-(B)	September 30,2002(B)	(B)-(C)	September 30,2001(C)
Retirement allowance costs	退職給付費用	5,913	2,053	3,860	2,713	1,147

11.Capital Ratio (Domestic Standards)　　１１．自己資本比率（国内基準）

【Consolidated】　【連結】　(Millions of yen,%)

		As of September 30,2003(A)	(A)-(B)	As of March 31,2003 (B)	(A)-(C)	As of September 30,2002(C)
(1)Capital ratio	（１）自己資本比率	10.83 %	0.51 %	10.32 %	(0.15) %	10.98 %
Tier Ⅰ capital ratio	Tier Ⅰ比率	7.00 %	0.64 %	6.36 %	0.30 %	6.70 %
(2)Tier Ⅰ capital	（２）Tier Ⅰ	461,458	38,353	423,105	40,851	420,607
(3)Tier Ⅱ capital	（３）Tier Ⅱ	253,567	(10,563)	264,130	(15,730)	269,297
(a)Land revaluation excess	(イ)うち自己資本に計上された土地再評価差額	25,100	16	25,084	12	25,088
(b)Balance of subordinated loans(securities)	(ロ)うち劣後ローン（債券）残高	195,000	(9,999)	204,999	(10,000)	205,000
(4)Deductions	（４）控除項目	1,430	579	851	579	851
(guarantees for fund-raising activities of other financial institutions)	（他の金融機関の資本調達手段の意図的な保有相当額）	851	-	851	-	851
(Investment activities of affiliated companies accounted for by the equity method)	（連結の範囲に含まれないものに対する投資に相当する額）	579	579	-	579	-
(5)Owned Capital(2)+(3)-(4)	（５）自己資本(2)＋(3)－(4)	713,595	27,210	686,385	24,541	689,054
(6)Risk-weighted Assets	（６）リスクアセット	6,587,569	(62,819)	6,650,388	314,148	########
Of which, on balanced	うちオンバランス	6,369,378	(74,751)	6,444,129	384,830	########
Of which, off balanced	うちオフバランス	218,191	11,933	206,258	(70,681)	288,872

【Non-Consolidated】　【単体】　(Millions of yen,%)

		As of September 30,2003(A)	(A)-(B)	As of March 31,2003 (B)	(A)-(C)	As of September 30,2002(C)
(1)Capital ratio	（１）自己資本比率	10.79 %	0.57 %	10.22 %	(0.08) %	10.87 %
Tier Ⅰ capital ratio	Tier Ⅰ比率	7.01 %	0.73 %	6.28 %	0.42 %	6.59 %
(2)Tier Ⅰ capital	（２）Tier Ⅰ	458,736	47,112	411,624	48,483	410,253
(3)Tier Ⅱ capital	（３）Tier Ⅱ	248,595	(10,759)	259,354	(18,901)	267,496
(a)Land revaluation excess	(イ)うち自己資本に計上された土地再評価差額	25,100	16	25,084	12	25,088
(b)Balance of subordinated loans(securities)	(ロ)うち劣後ローン（債券）残高	195,000	(9,999)	204,999	(10,000)	205,000
(4)Deductions(guarantees for fund-raising activities of other financial institutions)	（４）控除項目（他の金融機関の資本調達手段の意図的な保有相当額）	851	-	851	-	851
(5)Owned capital(2)+(3)-(4)	（５）自己資本(2)＋(3)－(4)	706,480	36,352	670,128	29,582	676,898
(6)Risk-weighted assets	（６）リスクアセット	6,542,333	(11,681)	6,554,014	316,949	########
Of which, on balanced	うちオンバランス	6,366,311	(27,417)	6,393,728	381,074	########
Of which, off balanced	うちオフバランス	176,021	15,735	160,286	(64,126)	240,147

E. LOANS AND OTHER ASSETS INFORMATION
E. 貸出金等の状況

1.Risk Managed Loan Information　　１．リスク管理債権の状況

【Non-Consolidated】　【単体】　(Millions of yen)

Risk managed loans	リスク管理債権	September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
①Loans to customers in bankruptcy	①破綻先債権額	13,494	(1,459)	(10,788)	14,953	24,282
②Past due loans	②延滞債権額	250,112	(9,454)	(56,795)	259,566	306,907
③Accruing loans contractually past due 3 months or more	③３カ月以上延滞債権額	11,521	(3,669)	(1,560)	15,190	13,081
④Restructured loans	④貸出条件緩和債権額	97,936	(13,585)	(62,785)	111,521	160,721
Total ①+②+③+④)	合計 (①+②+③+④)	373,064	(28,167)	(131,928)	401,231	504,992

Amount of partial direct write-off	(部分直接償却額)	164,545	(37,797)	(45,452)	202,342	209,997

Loans and bills discounted	貸出金残高（末残）	7,903,194	1,140	175,953	7,902,054	7,727,241

【Non-Consolidated】　【単体】　(%)

Percentage against total loans and bills discounted	貸出残高比率	September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
①Loans to customers in bankruptcy	①破綻先債権額	0.1	0.0	(0.2)	0.1	0.3
②Past due loans	②延滞債権額	3.1	(0.1)	(0.8)	3.2	3.9
③Accruing loans contractually past due 3 months or more	③３カ月以上延滞債権額	0.1	0.0	0.0	0.1	0.1
④Restructured loans	④貸出条件緩和債権額	1.2	(0.2)	(0.8)	1.4	2.0
Total ①+②+③+④)	合計 (①+②+③+④)	4.7	(0.3)	(1.8)	5.0	6.5

【Consolidated】 **【連結】** (Millions of yen)

Risk managed loans	リスク管理債権	September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
①Loans to customers in bankruptcy	①破綻先債権額	13,494	(1,756)	(11,332)	15,250	24,826
②Past due loans	②延滞債権額	235,818	(8,918)	(47,459)	244,736	283,277
③Accruing loans contractually past due 3 months or more	③３カ月以上延滞債権額	11,602	(3,653)	(1,507)	15,255	13,109
④Restructured loans	④貸出条件緩和債権額	104,300	(14,717)	(62,332)	119,017	166,632
Total ①+②+③+④)	合計（①+②+③+④）	365,216	(29,043)	(122,629)	394,259	487,845

Amount of partial direct write-off	（部分直接償却額）	175,773	(39,180)	(48,320)	214,953	224,093

Loans and bills discounted	貸出金残高（末残）	7,901,422	68,393	311,431	7,833,029	7,589,991

【Consolidated】 **【連結】** (%)

Percentage of loans and bills discounted	貸出残高比率	September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
①Loans to customers in bankruptcy	①破綻先債権額	0.1	0.0	(0.2)	0.1	0.3
②Past due loans	②延滞債権額	2.9	(0.2)	(0.8)	3.1	3.7
③Accruing loans contractually past due 3 months or more	③３カ月以上延滞債権額	0.1	0.0	0.0	0.1	0.1
④Restructured loans	④貸出条件緩和債権額	1.3	(0.2)	(0.8)	1.5	2.1
Total ①+②+③+④)	合計（①+②+③+④）	4.6	(0.4)	(1.8)	5.0	6.4

2.Allowance for Possible Loan Losses

２．貸倒引当金等の状況

①Allowance for Possible Loan Losses

①貸倒引当金

【Non-Consolidated】 【単体】 (Millions of yen)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Allowance for possible loan losses	貸倒引当金	84,952	1,628	(7,947)	83,324	92,899
General allowance for possible loan losses	一般貸倒引当金	28,495	(776)	(8,912)	29,271	37,407
Specific allowance for loan losses	個別貸倒引当金	56,456	2,404	965	54,052	55,491
Specific allowance for certain overseas loans	特定海外債権引当勘定	-	-	-	-	-

【Consolidated】 【連結】 (Millions of yen)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Allowance for possible loan losses	貸倒引当金	91,900	849	(7,833)	91,051	99,733
General allowance for possible loan losses	一般貸倒引当金	33,467	(579)	(8,393)	34,046	41,860
Specific allowance for loan losses	個別貸倒引当金	58,432	1,428	560	57,004	57,872
Specific allowance for certain overseas loans	特定海外債権引当勘定	-	-	-	-	-

②Provision for Losses Incurred from Supporting Certain Borrowers

②特定債務者支援引当金

Not applicable

該当ございません

③Allowance for Possible Losses on the Sale of Claims

③債権売却損失引当金

【Non-Consolidated】 【単体】 (Millions of yen,%)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Allowance for Possible Losses on the Sale of Claims(A)	債権売却損失引当金Ａ	-	(1,815)	(8,468)	1,815	8,468
Amount of Loan for Cooperative Credit Purchasing Company,Ltd(B)	買取機構向け貸出金残高Ｂ	-	(2,794)	(9,912)	2,794	9,912
(A)÷(B)(%)	引当率（%）Ａ／Ｂ	-	-	-	64.9	85.4

3.Percentage of Allowance to Total Risk Managed Loans

３．リスク管理債権に対する引当率

【Non-Consolidated】 【単体】 (%)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	41.6	(1.2)	4.5	42.8	37.1
After Partial Direct Write-Off	部分直接償却後	15.1	1.7	4.2	13.4	10.9
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	46.9	(0.8)	4.5	47.7	42.4
After Partial Direct Write-Off	部分直接償却後	22.7	2.0	4.4	20.7	18.3

【Consolidated】 【連結】 (%)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	43.8	(1.3)	4.1	45.1	39.7
After Partial Direct Write-Off	部分直接償却後	15.9	1.5	4.1	14.4	11.8
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	50.0	(0.7)	4.4	50.7	45.6
After Partial Direct Write-Off	部分直接償却後	25.1	2.1	4.7	23.0	20.4

4.Credits disclosed under the Financial Reconstruction Law

4．金融再生法開示債権

【Non-Consolidated】 【単体】 (Millions of Yen, %)

			September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Unrecoverable or valueless	(A)	破産更正債権及びこれらに準ずる債権 A	53,866	3,187	(22,706)	50,679	76,572
Doubtful	(B)	危険債権 B	211,764	(14,436)	(44,878)	226,200	256,642
In need of special caution		要管理債権	109,457	(17,254)	(64,345)	126,711	173,802
Sub-total	(C)	要管理債権以下 計 C	375,088	(28,502)	(131,929)	403,590	507,017
In need of caution (excluding loan in need of special caution)		要管理債権以外の要注意先債権	952,808	(108,701)	(182,802)	1,061,509	1,135,610
Normal (excluding in need of		正常先債権	6,839,096	172,662	414,931	6,666,434	6,424,165
Sub-total		正常債権 計	7,791,905	63,962	232,129	7,727,943	7,559,776
Total	(D)	合計 D	8,166,993	35,459	100,200	8,131,534	8,066,793
In need of special caution based on borrowers category of self-assessment	(E)	要管理先債権 E	125,666	(23,863)	(77,015)	149,529	202,681
Percentage of credits in need of special caution or below	(C)/(D)	要管理債権以下の割合 C／D	4.5	(0.4)	(1.7)	4.9	6.2

5.Coverage of credits disclosed under the Financial Reconstruction Law

5．金融再生法開示債権の保全状況

【Non-Consolidated】 【単体】 (Millions of Yen, %)

			September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Coverage amount	(F)	保全額 F	299,784	(23,939)	(91,043)	323,723	390,827
General reserve for possible loan		貸倒引当金	68,727	1,593	(4,121)	67,134	72,848
Specific reserve for loan losses		特定債務者引当金	－	－	－	－	－
Collateral and guarantees		担保保証等	231,057	(25,531)	(86,921)	256,588	317,978
Coverage ratio(%)	(F/C)	保全率（%） F／C	79.9	(0.3)	2.9	80.2	77.0
Coverage ratio(%)	(F)/(A+B+E)	保全率（%） F／（A＋B＋E）	76.6	0.7	3.7	75.9	72.9

6 Off-balanced credits

6．オフバランス化の状況

【Non-Consolidated】 【単体】 (Billions of Yen)

			September 30,2003(A)	(A)-(B)			March 31,2003(B)
					Increase/ (decrease)	off-balanced	
Unrecoverable or valueless credits	(A)	破産更正債権及びこれらに準ずる債権 A	53	3	6	3	50
Doubtful credits	(B)	危険債権 B	211	(15)	23	38	226
Total	(A)+(B)	合計 A＋B	265	(11)	30	41	276

RESERVE COVERAGE RATIO・TOTAL COVERAGE RATIO 引当率・保全率

【Non-consolidated】【単体】

(Billions of yen)
(単位：10億円)

Borrowers category of self-assessment 自己査定における債務者区分		Credits disclosed under the Financial Reconstruction Law 金融再生法に基づく開示債権	Categories 分類: No Categorization 非分類	Category II II分類	Category III III分類	Category IV IV分類	Allowance 引当金	Reserve coverage ratio 引当率 (%)	Total coverage ratio 保全率 (%)
Legal bankruptcy 破綻先 13 (△1) / Virtual bankruptcy 実質破綻先 40 (4)		Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権 53 (3)	16 (1)	37 (1)	Entirely reserved 全額引当 0 (0)	Entirely reserved, or direct write-off 全額償却・引当 0 (0)	6	100%	100%
Possible bankruptcy 破綻懸念先 211 (△14)		Doubtful 危険債権 211 (△14)	71 (△2) [22]	96 (△14) [96]	Fully reserved 必要額を引当 43 (2) [92]		49	53.41%	79.67%
In need of caution 要注意先 1,062 (△126)	In need of special caution 要管理先 125 (△23)	In need of special caution 要管理債権 109 (△17)	9 (△3)	116 (△20)			12	20.57%	61.43%
	Other than special caution 要管理先以外の要注意先 936 (△102)	Normal 正常債権 7,791 (64)	317 (△21)	619 (△80)			10	1.14%	
Normal 正常先 6,839 (172)			6,839 (172)				5	0.07%	

Legal / Virtual bankruptcy row, box over No Categorization and Category II: Covered by Allowance, collaterals,guarantees,etc 引当金・担保・保証等による保全部分

Possible bankruptcy row, box over No Categorization and Category II: Covered by reserves,collaterals, guarantees,etc 引当金・担保・保証等による保全部分

※ [ ]: Classified loans before reserve
※[ ]内の計数は引当前の分類額

In need of special caution row, box over No Categorization and Category II: Covered by collaterals,etc (担保) 64 Non-covered (信用) 61

Total 合計	Total 合計	No Categorization 非分類	Category II II分類	Category III III分類	Category IV IV分類	Total 合計	Total coverage ratio
8,166	8,166	7,253	870	43	0	84	76.61%
(35)	(35)	(146)	(△113)	(2)	(0)		
100.0%		88.8%	10.7%	0.5%	0.0%		

※ ( ) : Amount of increase compared with that of March 31,2003
※ (△) : Amount of decrease compared with that of March 31,2003
※ ( ) 内の計数は１５年３月期比増減額

EACH STANDARDS CONCERNING DISCLOSURE OF ASSETS

資産内容の開示における各種基準の比較

【Non-consolidated】 【単体】

(Billions of yen)

(単位：10億円)

Borrowers category of self-assessment 自己査定における債務者区分 (Object: Credit exposures) (対象：総与信)		
Legal bankruptcy 破綻先 13		
Virtual bankruptcy 実質破綻先 40		
Possible bankruptcy 破綻懸念先 211		
In need of caution 要注意先 1,062	In need of special caution 要管理先 125	
	Other than special caution 要管理先以外の要注意先 936	
Normal 正常先 6,839		
Total 合計 8,166		

Credits disclosed under the Financial reconstruction law 金融再生法に基づく開示債権 (Object: All assets relating to credit) (対象:総与信)	(Loans only) (うち貸出金)	
Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権 53	52	13
		38
Doubtful 危険債権 211	211	
In need of special caution 要管理債権 109 (Note) Object: Loans only 注)要管理債権は貸出金のみ	109	11
		97
Sub total 小計 375	Sub total 小計 373	
Normal 正常債権 7,791	7,530	
Total 合計 8,166	Total 合計 7,903	

Risk managed loans リスク管理債権 (Object: Loans) (対象：貸出金)
Loans to customers in bankruptcy 破綻先債権 13
Past due loans 延滞債権 250
Accruing loans cotractually past due 3 months or more 3ヶ月以上延滞債権 11
Restructuered loans 貸出条件緩和債権 97
Total 合計 373

7. Loan portfolio

7．業種別貸出状況等

①Classification of loans by type of industry

①業種別貸出金

【Non-Consolidated】 **【単体】**

(Millions of yen)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Domestic loans (excluding JOM account)	国内店分 （除く特別国際金融取引勘定）					7,724,326
Manufacturing	製造業					1,043,594
Agriculture	農業					7,926
Forestry	林業					55
Fishery	漁業					3,573
Mining	鉱業					7,303
Construction	建設業					402,502
Electric, gas and water	電気・ガス・熱供給・水道業					14,760
Transport and telecommunication	運輸・通信業					346,679
Wholesale, retail and food services	卸売・小売業、飲食店					819,847
Financial and insurance services	金融・保険業					442,965
Real Estate	不動産業					782,606
Services	サービス業					903,608
Municipal governments	地方公共団体					81,109
Others	その他					2,867,797
Domestic loans (excluding JOM account)	国内店分 （除く特別国際金融取引勘定）	7,901,148	1,751		7,899,397	
Manufacturing	製造業	1,034,152	(64,480)		1,098,632	
Agriculture	農業	8,195	(336)		8,531	
Forestry	林業	51	(4)		55	
Fishery	漁業	3,848	715		3,133	
Mining	鉱業	9,531	1,332		8,199	
Construction	建設業	415,373	(49,946)		465,319	
Electric, gas and water	電気・ガス・熱供給・水道業	15,704	(839)		16,543	
IT and telecommunication	情報通信業	46,844	(4,135)		50,979	
Transport	運輸業	351,745	(1,141)		352,886	
Wholesale and retail services	卸売・小売業	773,847	(37,704)		811,551	
Financial and insurance services	金融・保険業	409,835	39,835		370,000	
Real Estate	不動産業	839,582	15,550		824,032	
Services	各種サービス業	915,599	(10,961)		926,560	
Municipal governments	地方公共団体	69,384	(113)		69,497	
Others	その他	3,007,455	113,977		2,893,478	

②Classification of Risk Managed Loans by type of industry ②業種別リスク管理債権

【Non-Consolidated】 【単体】 (Millions of yen)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Domestic loans (excluding JOM account)	国内店分 (除く特別国際金融取引勘定)					504,687
Manufacturing	製造業					60,300
Agriculture	農業					232
Forestry	林業					55
Fishery	漁業					463
Mining	鉱業					286
Construction	建設業					54,358
Electric, gas and water	電気・ガス・熱供給・水道業					566
Transport and telecommunication	運輸・通信業					9,154
Wholesale, retail and food services	卸売・小売業、飲食店					83,958
Financial and insurance services	金融・保険業					39,495
Real Estate	不動産業					140,293
Services	サービス業					66,091
Municipal governments	地方公共団体					-
Others	その他					49,432
Domestic loans (excluding JOM account)	国内店分 (除く特別国際金融取引勘定)	373,064	(27,881)		400,945	
Manufacturing	製造業	42,047	(4,042)		46,089	
Agriculture	農業	118	(91)		209	
Forestry	林業	-	-		-	
Fishery	漁業	445	(7)		452	
Mining	鉱業	261	170		91	
Construction	建設業	37,312	(4,223)		41,535	
Electric, gas and water	電気・ガス・熱供給・水道業	-	-		-	
IT and telecommunication	情報通信業	968	(114)		1,082	
Transport	運輸業	3,210	(2,647)		5,857	
Wholesale and retail services	卸売・小売業	47,278	(9,052)		56,330	
Financial and insurance services	金融・保険業	23,461	(3,182)		26,643	
Real Estate	不動産業	116,332	(4,738)		121,070	
Services	各種サービス業	49,078	(536)		49,614	
Municipal governments	地方公共団体	-	-		-	
Others	その他	52,550	583		51,967	

③Classification of credits disclosed under the Financial Reconstruction Law by type of industry ③業種別金融再生法開示債権

【Non-Consolidated】 【単体】 (Millions of yen)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Domestic loans (excluding JOM account)	国内店分 (除く特別国際金融取引勘定)					506,712
Manufacturing	製造業					60,459
Agriculture	農業					247
Forestry	林業					55
Fishery	漁業					463
Mining	鉱業					286
Construction	建設業					54,508
Electric, gas and water	電気・ガス・熱供給・水道業					566
Transport and telecommunication	運輸・通信業					9,155
Wholesale, retail and food services	卸売・小売業、飲食店					84,390
Financial and insurance services	金融・保険業					39,496
Real Estate	不動産業					140,578
Services	サービス業					66,485
Municipal governments	地方公共団体					—
Others	その他					50,018
Domestic loans (excluding JOM account)	国内店分 (除く特別国際金融取引勘定)	375,088	(28,216)		403,304	
Manufacturing	製造業	42,242	(4,028)		46,270	
Agriculture	農業	133	(92)		225	
Forestry	林業	-	-		-	
Fishery	漁業	445	(7)		452	
Mining	鉱業	264	173		91	
Construction	建設業	37,550	(4,079)		41,629	
Electric, gas and water	電気・ガス・熱供給・水道業	-	-		-	
IT and telecommunication	情報通信業	969	(115)		1,084	
Transport	運輸業	3,212	(2,646)		5,858	
Wholesale and retail services	卸売・小売業	47,541	(9,082)		56,623	
Financial and insurance services	金融・保険業	23,636	(3,573)		27,209	
Real Estate	不動産業	116,516	(4,679)		121,195	
Services	各種サービス業	49,338	(659)		49,997	
Municipal governments	地方公共団体	-	-		-	
Others	その他	53,237	572		52,665	

（注）要管理債権以下の債権が対象

Note: Credits in the category of unrecoverable or valueless, doubtful or in need of special caution are classfied in the above table.

④Loans to small and medium-sized companies and Percentage to total domestic loans

④中小企業等貸出残高および貸出比率

【Non-Consolidated】 **【単体】** (Millions of yen、%)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Loans to small and medium-sized companies	中小企業等貸出残高	6,414,090	(7,536)	362,509	6,421,626	6,051,581
Percentage to total domestic loans	中小企業等貸出比率	81.1	(0.1)	2.8	81.2	78.3

⑤Total Loans to Individuals

⑤消費者ローン残高

【Non-Consolidated】 **【単体】** (Millions of yen)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Total loans to individuals	消費者ローン残高	2,989,050	111,537	248,115	2,877,513	2,740,935
Housing-related loans	住宅系ローン	2,668,721	112,542	254,938	2,556,179	2,413,783
Housing loans	うち住宅ローン	1,746,551	77,514	199,125	1,669,037	1,547,426
Apartment house loans	うちアパートローン	922,170	35,028	55,813	887,142	866,357
Other loans	その他のローン	320,329	(1,005)	(6,823)	321,334	327,152

8.Loans to Entities Overseas by Country

8．国別貸出状況等

①Certain Overseas Loans

Not applicable

①特定海外債権残高

該当ございません

②Loans to certain areas
【Non-Consolidated】

②地域別貸出金残高
【単体】

(Millions of Yen)

				September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Loans to Asian countries		アジア向け		3,531	(1,331)	(2,102)	4,862	5,633
	Risk-managed loans		うちリスク管理債権	-	(286)	(304)	286	304
Loans to Latin America		中南米向け		2,134	(385)	(665)	2,519	2,799
	Risk-managed loans		うちリスク管理債権	-	-	-	-	-
Loans to Russia		ロシア向け		-	-	-	-	-
	Risk-managed loans		うちリスク管理債権	-	-	-	-	-

9. Loans and Deposits

9．預金、貸出金の残高

①Balances of Loans and deposits

①預金・貸出金の末残、平残

【単体】

(Billions of yen)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Deposits (outstanding balance)	預金（末残）	9,037	(337)	379	9,374	8,658
Deposits (average balance)	預金（平残）	8,889	287	258	8,602	8,631
Loans and bills discounted (outstanding balance)	貸出金（末残）	7,903	1	176	7,902	7,727
Loans and bills discounted (average balance)	貸出金（平残）	7,565	61	54	7,504	7,511

②Breakdown of depositors' categories

②預金者別預金末残
（特別国際金融取引勘定を除く国内店分）

【Non-Consolidated】

【単体】

(Billions of yen)

		September 30,2003(A)	(A)-(B)	(A)-(C)	March 31,2003(B)	September 30,2002(C)
Corporation	法人	1,973	(86)	241	2,059	1,732
Individuals	個人	6,759	38	191	6,721	6,568
Local governments	公金	196	(220)	(13)	416	209
Financial institutions	金融	108	(69)	(40)	177	148
Total	合計	9,037	(337)	379	9,374	8,658

1. This information contains a description of future performance. Such description, however, does not guarantee future performance and contains risks and uncertainties. Please take note that future performance may differ from forecasts due to changes in the economic environment.
2. In the information contained herein, it is possible that information is included, which falls under material facts prescribed in the Securities and Exchange Law, Article 166. In the event that an individual, who has obtained material facts on the web site of the Bank within 12 hours of an announcement of material facts to the media under the provisions of the Securities and Exchange Law, Enforcement Regulations, Article 30, has conducted sale of shares of the Bank, etc., the individual may be subject to regulations regarding insider transactions and may be in contravention of the provisions of the Securities and Exchange Law. Please take note.

RECEIVED
2004 JUL 29 A 9:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A-3

TRANSLATION

ANNUAL REPORT(EXCERPT)
For the year ended March 31,2003

CONTENTS

A. Digest of Financial Results for the year ended March 31, 2003

1. Income status (Billion of yen, %)

	March 31. 2002	March 31. 2003	Increase /(Decrease)	Ratio(%)
Gross operating income	202.5	194.9	(7.6)	(3.7)
(Excluding gains or losses on government bonds and other bonds	195.3	199.5	4.2	2.1
Gross operating income from domestic operations	194.9	187.3	(7.6)	(3.9)
Interest income	161.1	159.6	(1.5)	
Fees and commissions	25.3	25.5	0.2	
Trading profits	0.6	0.9	0.3	
Other operating income	7.8	1.1	(6.7)	
Gross operating income from international operations	7.5	7.5	0.0	0.0
Expenses	94.4	90.1	(4.3)	(4.6)
Of which, personnel	40.4	35.3	(5.1)	(12.7)
Of which, facilities	48.2	49.2	1.0	(2.1)
Net business profit (before transfer to allowance for possible loan losses)	108.1	104.8	(3.3)	(3.0)
(Excluding gains or losses on government bonds and other bonds)	100.9	109.4	8.5	8.4
Transfer to allowance for possible loan losses	0.0	(6.1)	(6.1)	
Net business profit (after transfer to reserve for possible loan losses)	108.0	111.0	3.0	2.7
Of which, gains or losses on government bonds and other bonds	7.2	(4.5)	(11.7)	
Unusual profits and losses	(73.8)	(85.7)	(11.9)	
Of which, disposal of bad debts	50.2	49.8	(0.4)	
(Including transfer to allowance for possible loan losses)	50.3	43.6	(6.7)	
Of which,gains or losses on securities	(18.7)	(29.5)	(10.8)	
Of which, losses on devaluation of securities	20.0	33.2	13.2	
Ordinary profit	34.2	25.3	(8.9)	(26.1)
Special gains and losses	(1.3)	2.7	4.0	
Income taxes-deferred	12.4	12.9	0.5	
Net income	20.4	15.1	(5.3)	(25.9)

(1) Gross Operating Income is continuously maintained at a high level.

While continious efforts have been made to increase interest margin sand strengthen fees & commissions, Gross Operating Income has decreased by 3.7% against the previous year to 194.9 billion yen due to the decrease in the gains on government and other bonds(decrease by 11.7 billion yen).

(Reference1) Transition of profit margins (from domestic operations)



1.2%
1.0%
0.8%
0.6%
0.4%
Profit margin from deposits and loans
Profit margin from total funds
0.63%
0.79%
0.93%
1.01%
1.04%
0.52%
0.63%
0.69%
0.81%
0.84%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003

Gross Operating Income — Billions of yen

179.4	182.4	190.2	202.5	194.9

(Reference 2) Transition of fees and commissions(from domestic operations).



Billions of yen
< 3.5 billion yen increase since March 31, 1999 >
Due to a 2.3 billion yen increase in revenue from investment trusts
26
24
22
20
22.0
22.0
23.1
25.3
25.5
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003

(2) Expenses: *OHR has decreased to 46.2% as a result of further cost reduction efforts.

As a result of continuous cost reduction efforts, expenses have decreased by 4.6% against the previous interim term to 90.1 billion yen and *OHR has further decreased to 46.2%.

*OHR(%)=Expenses／Gross operating income(Excluding gains or losses on government bonds and other bonds)

(Reference) Transition of Expenses and OHR



Billions of yen
120
110
100
90
80
70
70%
60%
50%
40%
Expenses
OHR
111.2
105.2
98.9
94.4
90.1
61.9%
57.6%
51.9%
46.6%
46.2%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003

OHR Excluding gains or losses on government bonds and on bond derivatives)

59.6%	55.1%	51.8%	48.4%	46.7%

(3) Net business profit is continuously maintained at a high level.

Despite gross operating income decreased by 7.6 billion yen against the previous year, as a result of continious costs reduction efforts, net business profit before transfer to allowance for possible loan losses has reached to 104.8billion yen with a slig

(Reference) Transition of net business profit before transfer to allowance for possible loan losses



Billiions of yen
120
100
80
60
40
20
Increase in gross operating income by 15.5 billion yen
Decrease in expenses by 21.1 billion yen
68.2
77.2
91.3
108.1
104.8
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003

(4) Disposal of bad debts: 43.6billion yen, decreased by 6.7 billion yen against the previous term.

We have handled 43.6 billion yen of bad debts which decreased by 6.7 billion yen against the previous term as a result of conducting rigorous assessment of collateral and wider application of DCF methods to more debts as well as improveing category of bor

(5) Losses on devaluation of securities: write off 33.2 billion yen due to the effects of falling share prices.

Write off shares reached 33.2 billion yen due to the effect of falling share prices.

(Reference) Standard for share subject to impairment losses

- Market value was below book value by more than 50% ......All shares
- Market value was below book value by more than 30% and less than 50% ......Shares classified as in need of caution or below
- Market value was below book value by less than 30% ......Shares classified as possible bankruptcy

(6) Both ordinary profit and net income have decreased mainly due to an increase in the amount of impairment losses.

As a result of the above, ordinary profit reached 25.3 billion yen, which was a decrease by 26.1% against the previous term. Net income reached 15.1 billion yen, which was a decrease by 25.9% against the previous term

2. **Assets and Liabilities**

(1) Loans: Loans to individuals mainly through housing loans have made a large increase.

As a result of efforts in concentrating into regional retail banking, loans to individuals have satisfactorily progressed mainly through housing loans with an increase by 261.7billion yen (10% increase) against the previous term to 2877.5 billion yen. The percentage of loans to individuals against total loans increased to 36.4%.

(Reference) Transition of loans related to regional retail market (Billions of yen, %)

	March 31, 2001	March 31, 2002	Increase /(Decrease)	March 31, 2003	Increase / (Decrease)
Loans to small businesses, etc.	6,115.3	6,212.4	(1.5%) 97.1	6,421.6	(3.4%) 209.2
Of which, loans to individuals	2,432.3	2,615.8	(7.5%) 183.5	2,877.5	(10.0%) 261.7
Of which, housing-related loans	2,084.3	2,279.8	(9.3%) 195.5	2,556.1	(2.1%) 276.3
Housing loans	1,257.4	1,434.0	14.0%) 176.6	1,669.0	16.4%) 235.0
Apartment house loans	826.8	845.8	2.3%) 19.0	887.1	4.9%) 41.3
Percentage of loans to small businesses against total loans	78.6%	80.3%	1.7%	81.2%	0.9%
Of which, loans to individuals	31.2%	33.8%	2.6%	36.4%	2.6%

(2) Deposits: Individual deposits have steadily progressed

Individual deposits have steadily progressed with an by 2.3% increase against the previous term.Total deposits have increased by 260.5 billion yen (2.8% increase) against the previous term.

(Reference) Transition of Deposits (Billions of yen, %)

	March 31, 2001	March 31, 2002	Increase /(Decrease)	March 31, 2003	Increase /(Decrease)
Deposits	8,887.6	9,113.8	(2.5%) 226.2	9,374.3	(2.8%) 260.5
Of which, individual deposits	6,389.5	6,567.7	(2.8%) 178.2	6,721.3	(2.3%) 153.6
Of which, corporate deposits	1,794.5	1,850.3	(3.1%) 55.8	2,059.7	(1.3%) 209.4

(3) Products for individuals: Balance of investment trusts has increased to the level of 200 billio

The balance of investment trusts has increased by 40.4billion yen against the previous term, which resulted in 222.2 billion yen, proactive responding to the diversifying customer needs with commission revenues of 2.3billion yen. Commission revenue from sales of Non-life insurance products have steadily progressed to 0.7 billion yen with increase of0.5 billion yen against the previous term.

(Reference 1) Transition of products for individuals (Billions of yen)

	March 31, 2001	March 31, 2002	Increase /(Decrease)	March 31, 2003	Increase /(Decrease)
Balance of investment trusts	113.5	181.8	68.3	222.2	40.4
Balance of foreign currency deposits	57.8	52.8	(5.0)	63.2	10.4

(Reference 2)Commission revenues from products for individuals (Billions of yen)

	March 31, 2001	March 31, 2002	Increase /(Decrease)	March 31, 2003	Increase /(Decrease)
Invesment trusts(fees and commissions)	1.2	2.1	0.9	2.3	0.2
Non-life insurance(fees and commisions)	—	0.2	0.2	0.7	0.5
Foreign currency deposits (income from international operations)	1.5	1.5	0.0	1.2	(0.3)

(4) Securities: Shares have decreased by 42.9 billion yen due to outright sales, etc.

The book value of shares has decreased by 42.9 billion yen against the previous term (decrease of 14.8 billion yen through outright sales and decrease of 33.2 billion yen through devaluation etc). The ratio against capital account has continuously decreased to 49%.

(Reference) Transition of book value of shares and capital account



Billions of yen
800
600
400
200
0
140%
120%
100%
80%
60%
40%
20%
0%
Book value of shares
Capital account
Ratio of book value of shares against capital account
129%
105%
81%
59%
49%
525.6
405.9
451.1
427.0
367.5
450.7
267.2
447.5
224.3
451.8
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003

Increase/(decrease) of book value of shares — Billions of yen

(92.3)	(74.5)	(83.6)	(100.3)	(42.9)

**Although we have taken market value appraisal since March 2001, the amount above was stated at acquisition cost.*

3. Bad debts: Ratio of bad debts has decreased by 0.9% to 4.9%.

Bad debts (under the Financial Reconstruction Law) have decreased by 73.2 billion yen against the previous term as a result of further off-balancing, collection and etc. The ratio of bad debts has decreased by 0.9% to 4.9%.

(Reference) Transition of credits disclosed under the Financial Reconstruction Law

(Billions of yen)

Categories of credits	March 31, 2001	March 31, 2002	Increase /(Decrease)	March 31, 2003	Increase /(Decrease)
Unrecoverable or valueless (in legal or virtual bankruptcy)	86.0	84.6	(1.4)	50.6	(34.0)
Doubtful (in possible bankruptcy)	256.5	247.3	(9.2)	226.2	(21.1)
In need of special caution	193.9	144.7	(49.2)	126.7	(18.0)
Subtotal(bad debts) A	536.5	476.7	(59.8)	403.5	(73.2)
In need of caution other than special caution	1,238.3	1,162.9	(75.4)	1,061.5	(101.4)
Credits to normal customers	6,473.6	6,464.8	(8.8)	6,666.4	201.6
Normal credits B	7,711.9	7,627.8	(84.1)	7,727.9	100.1
Total credits C =A+B	8,248.4	8,104.6	(143.8)	8,131.5	26.9

(%)

Ratio against total credits A/C	6.5	5.8	(0.7)	4.9	(0.9)

4. Conditions in Kanagawa Prefecture: Both share of deposits and loans rose.

Especially individual deposits and loans have steadily progressed.

Shares in Kanagawa Prefecture have reached 27.9% for loans by increase of 1.8% and 23.5% for deposits by increase of 0.5%, as a result of concentration of business resources in the prefecture as a regional bank. Among them, individual loans have largely increased at 9.9% annually.

(1) Shares in Kanagawa Prefecture



30%
28%
26%
24%
22%
20%
Loans
Deposits
23.9%
24.3%
25.0%
26.1%
27.9%
22.7%
23.2%
23.1%
23.0%
23.5%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003

(2) Individual deposits in Kanagawa Prefecture



Billions of yen
6,500
6,000
5,500
5,000
% :Auual growth rate〉
5,711.5
5,869.7
6,068.5
6,236.8
6,371.4
+2.7%
+3.3%
+2.7%
+2.1
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003

(3)Loans to small businessses in Kanagawa Prefecture



Billions of yen
6,000
5,500
5,000
4,500
4,000
% :Auual growth rate〉
4,856.3
4,982.9
5,324.8
5,472.1
5,677.5
+2.6%
+6.8%
+2.7%
+3.7%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003

(4)Loans to individuals in Kanagawa Prefecture



Billions of yen
3,000
2,500
2,000
1,500
% :Auual growth rate〉
2,063.1
2,129.5
2,240.6
2,420.3
2,659.8
+3.2%
+5.2%
+8.0%
+9.9%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003

5. Capital Ratio: continiously retained above 10%.

We have achieved to 10.32% of capital ratio keeping above 10% level successively to the previous term with increase in Tier 1, in spite of the increase of risk weighted assets mainly due to increase of Individual loans.

(Reference)Transition of capital ratio(consolidated, based on domestic standards)


Billions of yen
500
450
400
350
12%
10%
8%
6%
Tier 1
Capital Ratio
10.04%
10.03%
9.59%
10.72%
10.32%
377.2
402.5
424.6
422.3
423.1
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003

Tier1 Ratio	5.04%	5.66%	6.15%	6.47%	6.36%

6. Deferred Tax assets: Both balance and ratio to total assets have steadily decreased.

The balance of deffered tax assets and its ratio to capital account have steadily decreased to 26.2%.

(Reference)Transition of ratio of deferred tax assets to capital account (excluding net unrealized profit from other investment securities, Non-consolidated


Billions of yen
200
150
100
50
0
60%
50%
40%
30%
20%
10%
Deferred tax assets
Ratio to capital account
187.5
163.1
142.8
130.3
118.4
46.2%
38.2%
31.7%
29.1%
26.2%
March 31,1999
March 31,2000
March 31,2001
March 31,2002
March 31,2003

Ratio to Tier 1(including net unrealized profit from other investment securities, consolidated)

51.2%	41.7%	34.2%	34.9%	32.9%

7. Prospects: We expect to make satisfactory improvement in both ordinary profit and net income in fiscal year 20(

We expect net business profit (before transfer to allowance for possible loan losses) will reach 105.5 billion yen which is above the fiscal year 2002 through further strengthening profitability with focusing on retail banking. Both Ordinary profit and net income are expected to largely increase against the previous term by improvement in disposal of bad debt and gains or losses on securities.

Non-consolidated

(Billions of yen)

	Prospects for the interim term of 2003	Increase/(decrease) against the previous interim term	Prospects for the year 2003	Increase/(decrease)
Gross operating income	99.0	0.2	195.5	0.6
Expenses	45.5	(0.1)	90.0	(0.1)
Net business profit (before transfer to allowance for possible loan losses)	53.5	0.4	105.5	0.7
Disposal of bad debts	25.0	(1.4)	40.0	(3.6)
Gains or losses on securities	(5.0)	14.2	(5.0)	24.5
Ordinary profit	19.0	14.0	56.0	30.7
Net income	10.0	7.0	31.5	16.4

Consolidated

(Billions of yen)

	Prospects for the interim term of 2003	Increase/(decrease) against the previous interim term	Prospects for the year 2003	Increase/(decrease)
Ordinary profit	19.0	15.4	56.0	28.9
Net income	10.0	8.0	31.5	14.7

B. CONSOLIDATED FINANCIAL INFORMATION
B. 連結決算情報

1. Consolidated Balance Sheet *(Unaudited)*
1. 連結貸借対照表

March 31,2003
(Millions of yen)

ASSETS:	(資産の部)		LIABILITIES：	(負債の部)	
Cash and due from banks	現金預け金	493,925	Deposits	預金	9,364,106
Call loans	ｺｰﾙﾛｰﾝ及び買入手形	19,436	Negotiable CDs	譲渡性預金	69,488
Commercial paper and other debts purchased	買入金銭債権	62,341	Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	276
Trading assets	特定取引資産	72,529	Trading liabilities	特定取引負債	4,167
Investment securities	有価証券	1,492,241	Borrowed money	借用金	221,987
Loans and bills discounted	貸出金	7,833,029	Foreign exchanges	外国為替	151
Foreign exchanges	外国為替	7,582	Bonds and notes	社債	45,999
Other assets	その他資産	133,562	Convertible bonds	新株予約権付社債	60,000
Premises and equipment	動産不動産	206,014	Other liabilities	その他負債	113,721
Deferred tax assets	繰延税金資産	139,518	Liability for employees' retirement benefits	退職給付引当金	68
Customers' liabilities for acceptances and guarantees	支払承諾見返	303,666	Allowance for possible losses on collateralized real estate loans sold	債権売却損失引当金	1,815
Allowance for possible loan losses	貸倒引当金	(91,051)	Allowance under special laws	特別法上の引当金	0
			Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	22,536
			Goodwill	連結調整勘定	1,450
			Acceptances and guarantees	支払承諾	303,666
			Total Liabilities	負債の部合計	10,209,435
			MINORITY INTERESTS STOCKHOLDERS' EQUITY	（少数株主持分）	
			Minority interests stockholders' equity	少数株主持分	6,135
			STOCKHOLDERS' EQUITY:	（資本の部）	
			Common stock and preferred	資本金	184,803
			Capital surplus	資本剰余金	146,281
			Earned surplus	利益剰余金	113,613
			Land revaluation excess	土地再評価差額金	33,206
			Net unrealized gain/(loss) on available-for-sale securities	株式等評価差額金	(20,348)
			Foreign currency translation adjustment	為替換算調整勘定	0
			Treasury stock	自己株式	(330)
			Total stockholders' equity	資本の部合計	457,225
Total Assets	資産の部合計	10,672,796	Total Liabilities, Minority Interests and Stockholders' Equity	負債少数株主持分及び資本の部合計	10,672,796

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

2. Consolidated Statement of Income*(Unaudited)*
2. 連結損益計算書

		For the year ended March 31,2003 (Millions of yen)
Total ordinary income :	経常収益	285,432
Interest received	資金運用収益	177,655
Interest on loans and discounts	（うち貸出金利息）	156,028
Interest and dividends on investment securities	（うち有価証券利息配当金）	18,486
Fees and commissions	役務取引等収益	38,938
Trading profits	特定取引収益	975
Other operating income	その他業務収益	56,343
Other ordinary income	その他経常収益	11,519
Total ordinary expenses :	経常費用	258,276
Interest paid	資金調達費用	15,270
Interest on deposits	（うち預金利息）	4,155
Fees and commissions	役務取引等費用	8,481
Trading lossses	特定取引費用	157
Other operating expenses	その他業務費用	45,906
General and administrative expenses	営業経費	98,897
Other expenses	その他経常費用	89,563
Ordinary profit	経常利益	27,156
Special gains	特別利益	6,056
Special losses	特別損失	2,329
Income before income taxes and minority interests	税金等調整前当期純利益	30,883
Income taxes-current	法人税、住民税及び事業税	2,404
Income taxes-deferred	法人税等調整額	11,073
Income from minority interests in consolidated subsidiaries	少数株主利益	508
Net income	当期純利益	16,896

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Consolidated Statement of Retained Earnings *(Unaudited)*
3. 連結剰余金計算書

For the year ended March 31,2003 (Millions of yen)

Capital surplus	（資本剰余金の部）	
Balance of capital surplus at beginning of term	資本剰余金期首残高	146,277
Increase in capital surplus	資本剰余金増加高	4
Issuance of common stock	増資による新株の発行	3
Surplus on disposal of treasury stock	自己株式処分差益	0
Decrease in capital surplus	資本剰余金減少高	0
Decrease of retained earnings due to decrease of consolidated subsidiaries	連結子会社の減少に伴う剰余金減少高	0
Balance at end of term	資本剰余金期末残高	146,281
Earned surplus	（利益剰余金の部）	
Balance of earned surplus at beginning of term	利益剰余金期首残高	103,433
Increase in earned surplus	利益剰余金増加高	17,229
Net income	当期純利益	16,896
Reversal of land revaluation excess	土地再評価差額金取崩による増加高	333
Decrease in earned surplus	利益剰余金減少高	7,049
Cash dividends	配当金	7,049
Balance at end of term	利益剰余金期末残高	113,613

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

4. Consolidated Statement of Cash Flows*(Unaudited)*
4．連結キャッシュフロー計算書

		For the year ended March 31,2003 (Millions of yen)
1. Cash flows from operating activities	Ⅰ．営業活動によるキャッシュフロー	
Income before income taxes and minority interests	税金等調整前当期純利益	30,883
Depreciation and amortization	減価償却費	33,811
Amortization of goodwill	連結調整勘定償却額	(60)
Increase (Decrease) in reserve for possible loan losses	貸倒引当金の増加額	(19,187)
Increase (Decrease) in reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金の増加額	(12,479)
Increase (Decrease) in reserve for contingent liabilities	偶発損失引当金の増加額	(10)
Increase (Decrease) in liability for employee's retirement benefits	退職給付引当金の増加額	(1)
Interest income	資金運用収益	(177,655)
Interest expenses	資金調達費用	15,270
Investment securities gains (losses)	有価証券関係損益 (△)	30,989
Foreign exchange losses (gains)	為替差損益 (△)	3,490
Losses (Gains) on disposal of premises and equipment	動産不動産処分損益 (△)	948
Net decrease(increase) in trading assets	特定取引資産の純増 (△) 減	(20,218)
Net increase (decrease) in trading liabilities	特定取引負債の純増減(△)	(519)
Net decrease in loans	貸出金の純増 (△) 減	(230,127)
Net increase(decrease) in deposits	預金の純増減 (△)	264,717
Net increase(decrease) in negotiable certificates of deposit	譲渡性預金の純増減 (△)	(23,662)
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	借用金（劣後特約付借入金を除く）の純増減 (△)	(19,222)
Net increase(decrease) in due from bank (excluding deposits at BOJ)	預け金（日銀預け金を除く）の純増 (△)減	24,196
Net increase(decrease) in call loans and others	コールローン等の純増 (△)減	780
Net increase(decrease) in margin money deposited under securities lending transactions	債券貸借取引支払保証金の純増(△)減	69,316
Net increase (decrease) in call money and others	コールマネー等の純増減 (△)	(1,497)
Net decrease(increase) in foreign exchange (assets)	外国為替（資産）の純増 (△)減	2,711
Net increase(decrease) in foreign exchange (liabilities)	外国為替（負債）の純増減 (△)	68
Interest and dividends received	資金運用による収入	196,359
Interest paid	資金調達による支出	(18,499)
Other	その他	(106,211)
Subtotal	小計	44,189
Income taxes paid	法人税等の支払額	(1,210)
Net cash provided by operating activities	営業活動によるキャッシュフロー	42,979

2. Cash flows from investing activities	Ⅱ．投資活動によるキャッシュフロー	
Purchases of securities	有価証券の取得による支出	(2,291,322)
Proceeds from sales of securities	有価証券の売却による収入	1,420,689
Proceeds from maturities of securities	有価証券の償還による収入	271,594
Expenditures for premises and equipment	動産不動産の取得による支出	(22,867)
Proceeds from sales of premises and equipment	動産不動産の売却による収入	4,825
Net cash provided by investing activities	投資活動によるキャッシュフロー	(617,079)

3. Cash flows from financing activities	Ⅲ．財務活動によるキャッシュフロー	
Payment of subordinated notes and convertible bonds	劣後特約付社債・新株予約権付社債の償還による支	(9,997)
Proceeds from treasury stock	株式の発行による収入	7
Proceeds from sales of treasury stock	自己株式の売却による収入	50
Purchase of treasury stock	自己株式の取得による支出	(282)
Dividends paid	配当金支払額	(7,049)
Dividends paid to minority interests stockholders	少数株主への配当金支払額	(140)
Net cash used in financing activities	財務活動によるキャッシュフロー	(17,411)

4. Foreign currency translation adjustments on cash and cash equivalents	Ⅳ．現金及び現金同等物に係る換算差額	(33)
5. Net increase (decrease) in cash and cash equivalents	Ⅴ．現金及び現金同等物の増加額	(591,544)
6. Cash and cash equivalents at beginning of term	Ⅵ．現金及び現金同等物の期首残高	1,069,096
7. Cash and cash equivalents at end of term	Ⅶ．現金及び現金同等物の期末残高	477,551

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

5. Comparison of Consolidated Balance Sheets*(Unaudited)*
5．比較連結貸借対照表（主要内訳）

March 31,2003
(Millions of yen)

		March 31,2003(A)	March 31,2002(B)	Increase/(Decrease) (A)-(B)
ASSETS:	（資産の部）			
Cash and due from banks	現金預け金	493,925	1,109,666	(615,741)
Call loans	ｺｰﾙﾛｰﾝ及び買入手形	19,436	61,900	(42,464)
Commercial paper and other debts purchasec	買入金銭債権	62,341	20,658	41,683
Trading assets	特定取引資産	72,529	52,310	20,219
Investment securities	有価証券	1,492,241	953,716	538,525
Loans and bills dliscounted	貸出金	7,833,029	7,593,463	239,566
Foreign exchanges	外国為替	7,582	10,294	(2,712)
Other assets	その他資産	133,562	258,074	(124,512)
Premises and equipment	動産不動産	206,014	230,935	(24,921)
Deferred tax assets	繰延税金資産	139,518	147,824	(8,306)
Goodwill	連結調整勘定	—	156	(156)
Customers' liabilities for acceptances and guarantees	支払承諾見返	303,666	436,138	(132,472)
Allowance for possible loan losses	貸倒引当金	(91,051)	(110,256)	19,205
Total assets	資産の部合計	10,672,796	10,764,882	(92,086)
LIABILITIES：	（負債の部）			
Deposits	預金	9,364,106	9,099,005	265,101
Negotiable CDs	譲渡性預金	69,488	93,150	(23,662)
Call money and bills sold	ｺｰﾙﾏﾈｰ及び売渡手形	276	1,773	(1,497)
Trading liabilities	特定取引負債	4,167	4,687	(520)
Borrowed money	借用金	221,987	241,210	(19,223)
Foreign exchanges	外国為替	151	82	69
Bonds and notes	社債	45,999	55,997	(9,998)
Convertible bonds	転換社債	—	60,000	(60,000)
Convertible bonds	新株予約権付社債	60,000	—	60,000
Other liabilities	その他負債	113,721	267,688	(153,967)
Liability for employees' retirement benefits	退職給付引当金	68	71	(3)
Reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金	1,815	14,295	(12,480)
Reserve for contingent liabilities	偶発損失引当金	—	4,200	(4,200)
Reserves under special laws	特別法上の引当金	0	0	0
Deferred tax liabilities	繰延税金負債	—	484	(484)
Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	22,536	23,369	(833)
Goodwill	連結調整勘定	1,450	—	1,450
Acceptances and guarantees	支払承諾	303,666	436,138	(132,472)
Total liabilities	負債の部合計	10,209,435	10,302,156	(92,721)
MINORITY INTERESTS STOCKHOLDERS' EQUITY	（少数株主持分）			
Minority interests stockholders' equity	少数株主持分	6,135	11,458	(5,323)
STOCKHOLDERS' EQUITY:	（資本の部）			
Total stockholders' equity	資本勘定	457,225	451,267	5,958
Total liabilities, minority interests and stockholders' equity	負債、少数株主持分及び資本の部合計	10,672,796	10,764,882	(92,086)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

6. Comparison of Consolidated Statements of Incom*(Unaudited)*
6. 比較連結損益計算書（主要内訳）

For the year ended March 31,2003
(Millions of yen)

		March 31,2003(A)	March 31,2002(B)	Increase/(Decrease) (A)-(B)
Total ordinary income	経常収益	285,432	310,707	(25,275)
Interest received	資金運用収益	177,655	193,838	(16,183)
Interest on loans and discounts	(うち貸出金利息)	156,028	164,267	(8,239)
Interest and dividends on investment securities	(うち有価証券利息配当金)	18,486	20,142	(1,656)
Fees and commissions	役務取引等収益	38,938	37,813	1,125
Trading profits	特定取引収益	975	636	339
Other operating income	その他業務収益	56,343	60,749	(4,406)
Other ordinary income	その他経常収益	11,519	17,669	(6,150)
Total ordinary expenses	経常費用	258,276	277,081	(18,805)
Interest paid	資金調達費用	15,270	30,578	(15,308)
Interest on deposits	(うち預金利息)	4,155	14,366	(10,211)
Fees and commissions	役務取引等費用	8,481	7,634	847
Trading lossses	特定取引費用	157	6	151
Other operating expenses	その他業務費用	45,906	44,430	1,476
General and administrative expenses	営業経費	98,897	99,956	(1,059)
Other expenses	その他経常費用	89,563	94,475	(4,912)
Ordinary profit	経常利益	27,156	33,626	(6,470)
Special gains	特別利益	6,056	196	5,860
Special losses	特別損失	2,329	1,435	894
Income before income taxes and minority interests	税金等調整前当期純利益	30,883	32,387	(1,504)
Income taxes-current	法人税、住民税及び事業税	2,404	871	1,533
Income taxes-deferred	法人税等調整額	11,073	11,963	(890)
Income/(losses) from minority interests in consolidated subsidiaries	少数株主利益 (又は少数株主損失)	508	(299)	807
Net income	当期純利益	16,896	19,852	(2,956)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

7. Comparison of Consolidated Statements of Retained Earnings *(Unaudited)*
7. 比較連結剰余金計算書（主要内訳）

For the year ended March 31,2003
(Millions of yen)

		March 31,2003(A)	March 31,2002(B)	Increase/(Decrease) (A)-(B)
Balance of retained earnings at beginning of term	連結剰余金期首残高	–	86,868	(86,868)
Increase in consolidated retained earnings	連結剰余金増加高	–	236	(236)
Decrease in consolidated retained earnings	連結剰余金減少高	–	3,524	(3,524)
Net income	当期純利益	–	19,852	(19,852)
Balance at end of term	連結剰余金期末残高	–	103,433	(103,433)
Capital surplus	（資本剰余金の部）			
Balance of capital surplus at beginning of term	資本剰余金期首残高	146,277	–	146,277
Increase in capital surplus	資本剰余金増加高	4	–	4
Decrease in capital surplus	資本剰余金減少高	0		0
Balance at end of term	資本剰余金期末残高	146,281	–	146,281
Earned surplus	（利益剰余金の部）			
Balance of earned surplus at beginning of term	利益剰余金期首残高	103,433	–	103,433
Increase in earned surplus	利益剰余金増加高	17,229	–	17,229
Decrease in earned surplus	利益剰余金減少高	7,049	–	7,049
Balance at end of term	利益剰余金期末残高	113,613	–	113,613

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

8. Comparison of Consolidated Statements of Cash Flows *(Unaudited)*

8．比較連結キャッシュ・フロー計算書

For the year ended March 31,2003

(Millions of yen)

		March 31,2003(A)	March 31,2002(B)	Increase/(Decrease) (A)-(B)
1. Cash flows from Operating Activities	Ⅰ．営業活動によるキャッシュフロー			
Income before income taxes and minority interests	税金等調整前当期純利益	30,883	32,387	(1,504)
Depreciation and amortization	減価償却費	33,811	36,814	(3,003)
Amortization of goodwill	連結調整勘定償却額	(60)	113	(173)
Increase (Decrease) in reserve for possible loan losses	貸倒引当金の増加額	(19,187)	(5,277)	(13,910)
Increase (Decrease) in reserve for possible losses on investments	投資損失引当金の増加額	—	(70)	70
Increase (Decrease) in reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金の増加額	(12,479)	(8,397)	(4,082)
Increase (Decrease) in reserve for contingent liabilities	偶発損失引当金の増加額	(10)	422	(432)
Increase (Decrease) in liability for employee's retirement benefits	退職給付引当金の増加額	(1)	(110)	109
Interest income	資金運用収益	(177,655)	(193,838)	16,183
Interest expenses	資金調達費用	15,270	30,578	(15,308)
Investment securities gains (losses)	有価証券関係損益 (△)	30,989	12,959	18,030
Foreign exchange losses (gains)	為替差損益(△)	3,490	(2,176)	5,666
Losses (Gains) on disposal of premises and equipment	動産不動産処分損益 (△)	948	1,335	(387)
Net decrease(increase) in trading assets	特定取引資産の純増 (△)減	(20,218)	66,395	(86,613)
Net increase (decrease) in trading liabilities	特定取引負債の純増減 (△)	(519)	(519)	0
Net decrease in loans	貸出金の純増 (△)減	(230,127)	126,670	(356,797)
Net increase(decrease) in deposits	預金の純増減 (△)	264,717	229,067	35,650
Net increase(decrease) in negotiable certificates of deposit	譲渡性預金の純増減 (△)	(23,662)	(109,420)	85,758
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	借用金 劣後特約付借入金を除く の純増減 (△)	(19,222)	(39,653)	20,431
Net increase(decrease) in due from bank (excluding deposits at BOJ)	預け金 日銀預け金を除く の純増 (△)減	24,196	11,281	12,915
Net increase(decrease) in call loans and others	コールローン等の純増 △)減	780	147,280	(146,500)
Net increase(decrease) in margin money deposited under securities lending transactions	債券貸借取引支払保証金の純増 △)減	69,316	—	69,316
Net increase(decrease) in margin money received under securities borrowing transactions	債券借入取引担保金の純増(△)減	—	(69,316)	69,316
Net increase (decrease) in call money and others	コールマネー等の純増減 (△)	(1,497)	(130,811)	129,314
Net decrease(increase) in foreign exchange (assets)	外国為替 資産)の純増 (△)減	2,711	(2,625)	5,336
Net increase(decrease) in foreign exchange (liabilities)	外国為替 負債)の純増減 (△)	68	(79)	147
Interest and dividends received	資金運用による収入	196,359	208,413	(12,054)
Interest paid	資金調達による支出	(18,499)	(36,646)	18,147
Other	その他	(106,211)	15,945	(122,156)
Subtotal	小計	44,189	320,723	(276,534)
Income taxes paid	法人税等の支払額	(1,210)	(1,012)	(198)
Net cash provided by operating activities	営業活動によるキャッシュフロー	42,979	319,711	(276,732)
2. Cash flows from investing activities	Ⅱ．投資活動によるキャッシュフロー			
Purchases of securities	有価証券の取得による支出	(2,291,322)	(769,562)	(1,521,760)
Proceeds from sales of securities	有価証券の売却による収入	1,420,689	929,262	491,427
Proceeds from maturities of securities	有価証券の償還による収入	271,594	292,712	(21,118)
Expenditures for premises and equipment	動産不動産の取得による支出	(22,867)	(23,503)	636
Proceeds from sales of premises and equipment	動産不動産の売却による収入	4,825	3,180	1,645
Net cash provided by investing activities	投資活動によるキャッシュフロー	(617,079)	432,088	(1,049,167)
3. Cash flows from financing activities	Ⅲ．財務活動によるキャッシュフロー			
Repayments of subordinated loans	劣後特約付借入金の返済による支出	—	(6,000)	6,000
Proceeds from subordinated bonds and convertible bonds	劣後特約付社債 転換社債の発行による収入	—	85,000	(85,000)
Repayments of subordinated bonds and convertible bonds	劣後特約付社債 新株予約権付社債の償還による支出	(9,997)	—	(9,997)
Proceeds from treasury stock	株式の発行による収入	7	—	7
Dividends paid	配当金支払額	(7,049)	(3,524)	(3,525)
Dividends paid to minority interests stockholders	少数株主への配当金支払額	(140)	(20)	(120)
Purchase of treasury stock	自己株式の取得による支出	(282)	(100)	(182)
Proceeds from sales of treasury stock	自己株式の売却による収入	50	152	(102)
Net cash used in financing activities	財務活動によるキャッシュフロー	(17,411)	75,507	(92,918)
4. Foreign currency translation adjustments on cash and cash equivalents	Ⅳ．現金及び現金同等物に係る換算差額	(33)	30	(63)
5. Net increase (decrease) in cash and cash equivalents	Ⅴ．現金及び現金同等物の増加額	(591,544)	827,337	(1,418,881)
6. Cash and cash equivalents at beginning of term	Ⅵ．現金及び現金同等物の期首残高	1,069,096	241,759	827,337
7. Cash and cash equivalents at end of term	Ⅶ．現金及び現金同等物の期末残高	477,551	1,069,096	(591,545)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

C. NON-CONSOLIDATED FINANCIAL INFORMATION
C. 単体決算情報

1. Non-Consolidated Balance Sheet*(Unaudited)*
1. 第142期末貸借対照表

March 31,2003
(Millions of yen)

ASSETS:	(資産の部)		LIABILITIES :	(負債の部)	
Cash and due from banks	現金預け金	492,755	Deposits	預金	9,374,396
Call loans	コールローン	19,436	Negotiable CDs	譲渡性預金	89,738
Commercial paper and other debts purchased	買入金銭債権	44,471	Call money	コールマネー	276
Trading assets	特定取引資産	72,529	Trading liabilities	特定取引負債	4,167
Investment securities	有価証券	1,486,036	Borrowed money	借用金	195,109
Loans and bills discounted	貸出金	7,902,054	Foreign exchanges	外国為替	151
Foreign exchanges	外国為替	7,582	Bonds and notes	社債	45,000
Other assets	その他資産	111,174	Convertible bonds	新株予約権付社債	60,000
Premises and equipment	動産不動産	137,249	Other liabilities	その他負債	77,064
Deferred tax assets	繰延税金資産	132,170	Reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金	1,815
Customers' liabilities for acceptances and guarantees	支払承諾見返	213,469	Reserves under special laws	特別法上の引当金	0
Reserve for possible loan losses	貸倒引当金	(83,324)	Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	22,536
			Acceptances and guarantees	支払承諾	213,469
			Total Liabilities	負債の部合計	10,083,726
			STOCKHOLDERS' EQUITY:	(資本の部)	
			Common stock and preferred stock	資本金	184,803
			Capital surplus	資本剰余金	146,281
			Capital surplus	資本準備金	146,281
			Earned surplus	利益剰余金	108,219
			Transfer to Legal reserve	利益準備金	34,512
			Appropriated retained earnings	任意積立金	52,363
			Unappropriated retained earnings at end of term	当期未処分利益	21,343
			Net income	当期利益	15,171
			Land revaluation excess	土地再評価差額金	33,206
			Net unrealized gain/(loss) on available-for-sale securities	株式等評価差額金	(20,297)
			Treasury stock	自己株式	(330)
			Total stockholders' equity	資本の部合計	451,881
Total Assets	資産の部合計	10,535,608	Total Liabilities and Stockholders' Equity	負債及び資本の部合計	10,535,608

2. Non-Consolidated Statement of Income（*Unaudited)*
2. 第142期末損益計算書

		For the year ended March 31,2003 (Millions of yen)
Total ordinary Income :	経常収益	238,263
Interest received	資金運用収益	178,551
Interest on loans and discounts	(うち貸出金利息)	156,585
Interest and dividends on investment securities	(うち有価証券利息配当金)	18,825
Fees and commissions	役務取引等収益	36,294
Trading profits	特定取引収益	975
Other operating income	その他業務収益	14,889
Other ordinary income	その他経常収益	7,551
Total ordinary expenses :	経常費用	212,943
Interest paid	資金調達費用	14,561
Interest on deposits	(うち預金利息)	4,156
Fees and commissions	役務取引等費用	10,162
Trading losses	特定取引費用	157
Other operateing expenses	その他業務費用	10,906
General and administrative expenses	営業経費	96,770
Other expenses	その他経常費用	80,384
Ordinary profit	経常利益	25,320
Special gains	特別利益	3,691
Special losses	特別損失	935
Income before income taxes	税引前当期利益	28,076
Income taxes-current	法人税、住民税及び事業税	1,216
Income taxes-deferred	法人税等調整額	11,688
Net income	当期利益	15,171
Unappropriated retained earnings at beginning of term	前期繰越利益	5,838
Reversal of land revaluation excess	土地再評価差額金取崩額	333
Unappropriated retained earnings at end of term	当期未処分利益	21,343

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

3. Non-Consolidated Appropriation of Retained Earnings*(Unaudited)*
3. 第142期利益処分計算書案

		For the year ended March 31,2003 (yen)
Unappropriated retained earnings at end of term	当期未処分利益	21,343,538,927
Transfer from appropriated retained earnings	任意積立金取崩額	148,445,406
Transfer from revaluation reserve for premises and equipment	動産不動産圧縮積立金取崩額	148,445,406
Subtotal	計	21,491,984,333
Appropriations:	利益処分額	15,478,236,520
Transfer to Legal reserve	利益準備金	1,420,000,000
Dividends on preferred stock, #1(¥5.66per share)	第一回優先株式配当金	792,400,000
Dividends on preferred stock, #2(¥9.46per share)	第二回優先株式配当金	567,600,000
Dividends on common stock(¥5.00per share)	普通株式配当金	5,689,751,430
Transfer to appropriated retained earnings	任意積立金	7,008,485,090
Revaluation reserve for premises and equipment	動産不動産圧縮積立金	8,485,090
Appropriation for other reserves	別途積立金	7,000,000,000
Unappropriated retained earnings to be carried forward	次期繰越利益	6,013,747,813

4. Comparison of Non-Consolidated Balance Sheets（*Unaudited*)
4. 比較貸借対照表

(Millions of yen)

		March 31,2003(A)	March 31,2002(B)	Increase/(Decrease) (A)-(B)
ASSETS:	(資産の部)			
Cash and due from banks	現金預け金	492,755	1,105,320	(612,565)
Call loans	コールローン	19,436	61,900	(42,464)
Commercial paper and other debts purchasec	買入金銭債権	44,471	3,471	41,000
Trading assets	特定取引資産	72,529	52,310	20,219
Investment securities	有価証券	1,486,036	931,526	554,510
Loans and bills discounted	貸出金	7,902,054	7,735,016	167,038
Foreign exchanges	外国為替	7,582	10,294	(2,712)
Other assets	その他資産	111,174	231,760	(120,586)
Premises and equipment	動産不動産	137,249	141,070	(3,821)
Deferred tax assets	繰延税金資産	132,170	141,779	(9,609)
Customers' liabilities for acceptances and guarantees	支払承諾見返	213,469	345,496	(132,027)
Reserve for possible loan losses	貸倒引当金	(83,324)	(104,733)	21,409
Total assets	資産の部合計	10,535,608	10,655,212	(119,604)
LIABILITIES：	(負債の部)			
Deposits	預金	9,374,396	9,113,849	260,547
Negotiable CDs	譲渡性預金	89,738	165,550	(75,812)
Call money	コールマネー	276	1,773	(1,497)
Trading liabilities	特定取引負債	4,167	4,687	(520)
Borrowed money	借用金	195,109	205,460	(10,351)
Foreign exchanges	外国為替	151	82	69
Bonds and notes	社債	45,000	45,000	—
Convertible bonds	転換社債	—	60,000	(60,000)
Convertible bonds	新株予約権付社債	60,000	—	60,000
Other liabilities	その他負債	77,064	223,861	(146,797)
Reserve for possible losses on collateralized real estate loans sold	債権売却損失引当金	1,815	14,295	(12,480)
Reserve for contingent liabilities	偶発損失引当金	—	4,200	(4,200)
Reserve under special laws	特別法上の引当金	0	0	0
Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	22,536	23,369	(833)
Acceptances and guarantees	支払承諾	213,469	345,496	(132,027)
Total liabilities	負債の部合計	10,083,726	10,207,627	(123,901)
STOCKHOLDERS' EQUITY:	(資本の部)			
Common stock and preferred stock	資本金	—	184,799	(184,799)
Legal reserve	法定準備金	—	179,369	(179,369)
Land revaluation excess	再評価差額金	—	32,942	(32,942)
Retained earnings	剰余金	—	66,674	(66,674)
Appropriated retained earnings	任意積立金	—	40,219	(40,219)
Unappropriated retained earnings at end of term	当期未処分利益	—	26,454	(26,454)
Net income	当期利益	—	20,461	(20,461)
Net unrealized gain on available-for-sale securities	評価差額金	—	(16,153)	16,153
Treasury stock	自己株式	—	(48)	48
Total stockholders' equity	資本の部合計	—	447,585	(447,585)
Common stock and preferred stock	資本金	184,803	—	184,803
Capital surplus	資本剰余金	146,281	—	146,281
Capital surplus	資本準備金	146,281	—	146,281
Earned surplus	利益剰余金	108,219	—	108,219
Transfer to Legal reserve	利益準備金	34,512	—	34,512
Appropriated retained earnings	任意積立金	52,363	—	52,363
Unappropriated retained earnings at end of term	当期未処分利益	21,343	—	21,343
Net income	当期利益	15,171	—	15,171
Land revaluation excess	土地再評価差額金	33,206	—	33,206
Net unrealized gain/(loss) on available-for-sale securities	株式等評価差額金	(20,297)	—	(20,297)
Treasury stock	自己株式	(330)	—	(330)
Total stockholders' equity	資本の部合計	451,881	—	451,881
Total liabilities and stockholders' equity	負債及び資本の部合計	10,535,608	10,655,212	(119,604)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

5. Comparison of Non-Consolidated Statements of Income *(Unaudited)*
5. 比較損益計算書

For the year ended
March 31,2003
(Millions of yen)

		March 31,2003(A)	March 31,2002(B)	Increase/(Decrease) (A)-(B)
Total ordinary income :	経常収益	238,263	260,450	(22,187)
Interest received:	資金運用収益	178,551	194,669	(16,118)
Interest on loans and discounts	(うち貸出金利息)	156,585	164,667	(8,082)
Interest and dividends on investment securities	(うち有価証券利息配当金)	18,825	20,587	(1,762)
Fees and commissions	役務取引等収益	36,294	34,858	1,436
Trading profits	特定取引収益	975	636	339
Other operating income	その他業務収益	14,889	14,675	214
Other ordinary income	その他経常収益	7,551	15,610	(8,059)
Total ordinary expenses :	経常費用	212,943	226,173	(13,230)
Interest paid:	資金調達費用	14,561	29,056	(14,495)
Interest on deposits	(うち預金利息)	4,156	14,393	(10,237)
Fees and commissions	役務取引等費用	10,162	8,987	1,175
Trading losses	特定取引費用	157	6	151
Other operateing expenses	その他業務費用	10,906	4,239	6,667
General and administrative expenses	営業経費	96,770	97,437	(667)
Other expenses	その他経常費用	80,384	86,446	(6,062)
Ordinary profit	経常利益	25,320	34,277	(8,957)
Special gains	特別利益	3,691	50	3,641
Special losses	特別損失	935	1,393	(458)
Income before income taxes	税引前当期利益	28,076	32,933	(4,857)
Income taxes-current	法人税、住民税及び事業税	1,216	99	1,117
Income taxes-deferred	法人税等調整額	11,688	12,372	(684)
Net income	当期利益	15,171	20,461	(5,290)
Unappropriated retained earnings at beginning of term	前期繰越利益	5,838	5,756	82
Reversal of land revaluation excess	再評価差額金取崩額	—	236	(236)
Reversal of land revaluation excess	土地再評価差額金取崩額	333	—	333
Unappropriated retained earnings at end of term	当期未処分利益	21,343	26,454	(5,111)

Note: The amounts are presented in millions of yen and are rounded down to the nearest million.

6． Comparison of Non-Consolidated Appropriation of Retained Earnings*(Unaudited)*
6．比較利益処分計算書案

For the year ended
March 31,2003
(Millions of yen)

		March 31,2003(A)	March 31,2002(B)	Increase/(Decrease) (A)-(B)
Unappropriated retained earnings at end of term	当期未処分利益	21,343	26,454	(5,111)
Transfer from appropriated retained earnings	任意積立金取崩額	148	3	145
Transfer from revaluation reserve for premises and equipment	動産不動産圧縮積立金取崩額	148	3	145
Subtotal	計	21,491	26,457	(4,966)
Appropriations:	利益処分額	15,478	20,618	(5,140)
Transfer to legal reserve	利益準備金	1,420	1,420	—
Dividends on preferred stock, #1 (¥5.66 per share)	第一回優先株式配当金	792	792	—
Dividends on preferred stock, #2 (¥9.46per share)	第二回優先株式配当金	567	567	—
Dividends on common stock (¥5.00per share)	普通株式配当金	5,689	5,692	(3)
Transfer to appropriated retained earnings	任意積立金	7,008	12,146	(5,138)
Revaluation reserve for premises and equipment	動産不動産圧縮積立金	8	146	(138)
Appropriation for other reserves	別途積立金	7,000	12,000	(5,000)
Unappropriated retained earnings to be carried forward	次期繰越利益	6,013	5,838	175

D. SUMMARY OF FINANCIAL RESULTS
D. 平成15年3月期決算の概況

1.Profit and Loss 1.損益状況
【Non-Consolidated】【単体】

For the year ended

(Millions of yen)

			March 31,2003(A)	(A)-(B)	March 31,2002(B)
Gross operating income	業務粗利益		194,924	(7,626)	202,550
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	（除く国債等債券損益（5勘定尻））		199,523	4,207	195,316
Gross operating income from domestic operations	国内業務粗利益		187,351	(7,647)	194,998
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	除く国債等債券損益（5勘定尻））		193,088	5,517	187,571
Interest income	資金利益		159,623	(1,562)	161,185
Fees and commissions	役務取引等利益		25,596	286	25,310
Trading profits	特定取引利益		975	339	636
Other operating income	その他業務利益		1,155	(6,710)	7,865
Of which,from gains or losses on government bonds and other bonds	（うち国債等債券損益）		(5,736)	(13,162)	7,426
Gross operating income from international operations	国際業務粗利益		7,572	20	7,552
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	除く国債等債券損益（5勘定尻））		6,435	(1,310)	7,745
Interest income	資金利益		4,366	(61)	4,427
Fees and commissions	役務取引等利益		535	(26)	561
Trading profits	特定取引利益		(157)	(151)	(6)
Tther operating income	その他業務利益		2,827	257	2,570
Of which,from gains or losses on government bonds and other bonds)	（うち国債等債券損益）		1,136	1,328	(192)
Expenses(excluding extraordinary adjustments)	経費（除く臨時処理分）	(△)	90,068	(4,327)	94,395
Personnel	人件費	(△)	35,252	(5,132)	40,384
Facilities	物件費	(△)	49,219	1,034	48,185
Taxes	税金	(△)	5,596	(230)	5,826
Net business profit (before transfer to allowance for possible loan losses)	業務純益（一般貸倒繰入前）		104,856	(3,299)	108,155
Excluding gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	除く国債等債券損益（5勘定尻））		109,455	8,534	100,921
① Transfer to allowance for possible loan losses	①一般貸倒引当金繰入	(△)	(6,185)	(6,249)	64
Net business profit	業務純益		111,042	2,951	108,091
Of which, from gains or losses on government bonds and other bonds (net balance of 5 bond trading accounts)	うち国債等債券損益（5勘定尻）		(4,599)	(11,833)	7,234
Unusual profits and losses	臨時損益		(85,722)	(11,909)	(73,813)
② Disposal of bad debts	②不良債権処理額	(△)	49,884	(367)	50,251
Net write-off of loans	貸出金償却	(△)	37,245	4,229	33,016
Net transfer to specific allowance for loan losses	個別貸倒引当金繰入額	(△)	9,993	(3,242)	13,235
Net losses on sales of bad loans to cooperative credit purchasing company,ltd	共同債権買取機構売却損	(△)			
Net losses on sales of non-performing loans	延滞債権等売却損	(△)	526	(253)	779
Net transfer to reserve for losses on sales of claims	債権売却損失引当金繰入額	(△)	980	(1,820)	2,800
Transfer to specific reserve for loans for certain refinancing countries	特定海外債権引当勘定繰入額	(△)	(69)	60	(129)
Others	その他	(△)	1,207	658	549
Total credit costs (①+②)	（貸倒償却引当費用①＋②）		43,698	(6,617)	50,315
Gains or losses on securities	株式等関係損益		(29,538)	(10,780)	(18,758)
Gains on sales of securities	株式等売却益		5,229	(8,180)	13,409
Losses on sales of securities	株式等売却損	(△)	1,545	(10,563)	12,108
Losses on devaluation of securities	株式等償却	(△)	33,222	13,164	20,058
Other unusual profits	その他の臨時損益		(6,299)	(1,495)	(4,804)
Ordinary profit	経常利益		25,320	(8,957)	34,277
Special gains and losses	特別損益		2,756	4,099	(1,343)
Of which, from sale of premises and equipment	うち動産不動産処分損益		(811)	536	(1,347)
Gains on sales of premises and equipment	動産不動産処分益		123	77	46
Losses on sales of premises and equipment	動産不動産処分損	(△)	935	(458)	1,393
Income before income taxes	税引前当期利益		28,076	(4,857)	32,933
Income taxes-current	法人税、住民税及び事業税	(△)	1,216	1,117	99
Income taxes-deferred	法人税等調整額	(△)	11,688	(684)	12,372
Net income	当期利益		15,171	(5,290)	20,461

Note: The amount are presented in millions of yen and are rounded down to the nearest million.

For the year ended

【Consolidated】 【連結】 (Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)
Consolidated gross operating income	連結粗利益	204,098	(6,290)	210,388
Interest income	資金利益	162,384	(876)	163,260
Fees and commissions	役務取引等利益	30,457	278	30,179
Trading profits	特定取引利益	818	188	630
Other operating income	その他業務利益	10,437	(5,882)	16,319
Operating expenses (△)	営業経費(△)	98,897	(1,059)	99,956
Write-off loans cost (△)	貸倒償却引当費用	51,119	(4,612)	55,731
Write-off of loans	貸出金償却	41,022	3,959	37,063
Transfer to specific allowance for loan losses	個別貸倒引当金繰入額	11,004	(2,969)	13,973
Transfer to allowance for possible loan losses	一般貸倒引当金繰入額	(3,741)	(4,313)	572
Other write-off loans cost	その他	2,832	(1,289)	4,121
Gains or losses on equity	株式等関係損益	(26,349)	(6,145)	(20,204)
Gains or losses on investment by equity	持分法による投資損益	—	—	—
Others (△)	その他（△）	575	(294)	869
Ordinary profit	経常利益	27,156	(6,470)	33,626
Special gains and losses	特別損益	3,726	4,964	(1,238)
Net income before income taxes and minority interests	税金等調整前当期純利益	30,883	(1,504)	32,387
Income taxes-current (△)	法人税、住民税及び事業税（△）	2,404	1,533	871
Income taxes-deferred	法人税等調整額	11,073	(890)	11,963
Minority interests/(loss) in net income	少数株主利益(△は損失)	508	807	(299)
Net income	当期純利益	16,896	(2,956)	19,852

注：連結粗利益＝（資金運用収益－資金運用費用）＋（役務取引等収益－役務取引等費用）
＋(特定取引収益-特定取引費用)+(その他業務収益-その他業務費用)

Note:Consolidated Gross Operating Income =(Gain on Fund Management - Fund Management Cost)+(Gain on Fee and Commissions - Fees and Commissions Cost)+(Gain on Trading profits - Trading Profits Cost) +(Gain on Other Operating - Other Operating Cost)

(Reference) （参考） (Millions of Yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)
Consolidated net business profit	連結業務純益	107,410	148	107,262

注：連結業務純益＝単体業務純益（一般貸倒引当金繰入前）＋子会社経常利益
＋関連会社経常利益×持ち分－内部取引（配当等）

Note:Consolidated Net Business Profit = Non-Consolidated Net Business Profit+ Consolidated Ordinary Profit - Non-Consolidated Ordinary Profit

(Number of Consolidated Subsidiaries) (Number of companies)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)
Number of consolidated subsidiaries	連結子会社数	12	(3)	15
Number of companies accounted for by the equity method	持分法適用会社数	0	0	0

2.Average Balance of Use and Source of Funds (Domestics)

２．資金平残
（国内業務部門）

Non-Consolidated】 【単体】

For the year ended (Billions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Assets	資金運用勘定	8,859	102	8,756	(445)	9,202
Loans and bills discounted	貸出金	7,484	22	7,462	(154)	7,616
Loans to individuals	個人貸出	2,725	229	2,495	137	2,357
Securities	有価証券	1,184	(13)	1,198	(210)	1,409
Bonds	債券	926	51	874	(122)	996
Stocks	株式	258	(65)	323	(88)	412
Liabilities	資金調達勘定	8,947	113	8,834	(303)	9,137
Deposits	預金	8,517	203	8,314	(151)	8,466
Deposit from individuals	個人預金	6,578	145	6,432	181	6,251

3.Interest margins (Domestics)

３．利回・利鞘
（国内業務部門）

Non-Consolidated】 【単体】

For the year ended (%)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Yield on assets (1)	資金運用利回 A	1.95	(0.12)	2.07	(0.03)	2.10
Loans and bills discounted	貸出金利回	2.08	(0.10)	2.18	(0.06)	2.24
Securities	有価証券利回	1.41	(0.15)	1.56	(0.01)	1.57
Yield on assets (2)	資金調達利回 B	0.14	(0.09)	0.23	(0.14)	0.37
Deposits and NCD	預金利回	0.04	(0.06)	0.10	(0.10)	0.20
External debt	外部負債利回	2.14	0.51	1.63	0.34	1.29
Operating expenses	経費率	1.00	(0.07)	1.07	(0.03)	1.10
Total funding cost (3)	資金調達原価 C	1.11	(0.15)	1.26	(0.15)	1.41
Yield spread (1)-(2)	資金運用調達利回差 A－B	1.81	(0.03)	1.84	0.11	1.73
Interest margin between loans and deposits	預貸金利鞘	1.04	0.03	1.01	0.08	0.93
Net interest margin (1)-(3)	総資金利鞘A－C	0.84	0.03	0.81	0.12	0.69

4.Gains or Losses on Investment Securities

4．有価証券関係損益

①Gains or Losses on Bonds (Government Bond,etc)

①国債等債券関係損益

【Non-Consolidated】 【単体】

For the year ended

(Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Gains or losses on government bonds and other bonds (net profits on sales and redemption of bonds)	国債等債券損益（5勘定尻）	(4,599)	(11,833)	7,234	8,830	(1,596)
Gains on sales	売却益	6,267	(5,152)	11,419	8,337	3,082
Gains on redemption	償還益	39	(14)	53	(447)	500
Losses on sales	売却損	7,002	5,057	1,945	(1,671)	3,616
Losses on redemption	償還損	3,831	1,558	2,273	756	1,517
Losses on devaluation	償却	72	52	20	45	45

②Gains or Losses on Stocks

②株式等損益

【Non-Consolidated】 【単体】

For the year ended

(Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Gains or losses on equities (net profit on sales and devaluation)	株式等損益（3勘定尻）	(29,538)	(10,780)	(18,758)	(32,478)	13,720
Gains on sales	売却益	5,229	(8,180)	13,409	(7,761)	21,170
Losses on sales	売却損	1,545	(10,563)	12,108	8,970	3,138
Losses on devaluation	償却	33,222	13,164	20,058	15,747	4,311

5.Gains or Losses from Valuation of Marketable Securities

5．有価証券の評価損益

(1) Valuation Standards of Investment Securities

（１）有価証券の評価基準

【Consolidated】【Non-Consolidated】　　【連結】【単体】

Trading securities	売買目的有価証券	Market Value Method(Valuation differences are appropriated to profit and loss)	時価法（評価差額を損益処理）
Held to maturity securities	満期保有目的の債券	Depreciation Cost Method	償却原価法
Other investment securities	その他有価証券	Market Value Method (Valuation differences are included directly into capital)	時価法（評価差額を全部資本直入）
Subsidiary and affiliate stock	子会社株式及び関連会社株式	Cost Method	原価法

(2)Gains or Losses from Valuation

（２）評価損益

【Non-Consolidated】　【単体】　(Millions of yen)

		March 31,2003(A)				March 31,2002(B)		
		Net(A)	(A)-(B)	Gains	Losses	Net(B)	Gains	Losses
Held to maturity	満期保有目的	(44)	(44)	62	107	0	0	—
Other investment	その他有価証券	(34,073)	(6,461)	14,779	48,853	(27,612)	22,026	49,639
Stocks	株式	(39,990)	(4,318)	8,085	48,076	(35,672)	13,780	49,452
Bonds	債券	4,908	(2,852)	5,559	651	7,760	7,860	100
Others	その他	1,008	709	1,134	126	299	385	86
Total	合計	(34,117)	(6,505)	14,842	48,960	(27,612)	22,026	49,639
Stocks	株式	(39,990)	(4,318)	8,085	48,076	(35,672)	13,780	49,452
Bonds	債券	4,863	(2,897)	5,621	758	7,760	7,860	100
Others	その他	1,009	710	1,135	126	299	385	86

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得価額の差額を計上しております。

Note: Since Other Investment Securities are stated at market value, the differences between balance sheet amount and cost are recorded in the above table

【Consolidated】　【連結】　(Millions of yen)

		March 31,2003(A)				March 31,2002(B)		
		Net(A)	(A)-(B)	Gains	Losses	Net(B)	Gains	Losses
Held to maturity	満期保有目的	(44)	(44)	62	107	(0)	0	0
securities	その他有価証券	(34,323)	(8,086)	14,952	49,275	(26,237)	23,685	49,923
Stocks	株式	(40,240)	(5,943)	8,257	48,498	(34,297)	15,439	49,736
Bonds	債券	4,908	(2,852)	5,559	651	7,760	7,860	100
Others	その他	1,008	709	1,134	126	299	385	86
Total	合計	(34,367)	(8,129)	15,015	49,382	(26,238)	23,685	49,924
Stocks	株式	(40,240)	(5,943)	8,257	48,498	(34,297)	15,439	49,736
Bonds	債券	4,863	(2,896)	5,621	758	7,759	7,860	101
Others	その他	1,009	710	1,135	126	299	385	86

（注）「その他有価証券」については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得価額の差額を計上しております。

Note: Since Other Investment Securities are stated at market value, the differences between balance sheet amount and cost are recorded in the above table

6. Outline of Derivative Transactions (to which hedge accounting has been applied)
6. デリバティブ取引（ヘッジ会計適用分）の概要

【Non-Consolidated】　【単体】　(Millions of yen)

		Interim Period of 2002			Deferred Profit and Loss ③
		Assets ①	Liabilities ②	Net Appraisal Profit and Loss ①-②	
Interest Rate Swap	金利スワップ	6,945	11,259	(4,314)	(3,618)
Total	合計	6,945	11,259	(4,314)	(3,618)

(Note)

1 With respect to derivative transactions, market value has been recorded as the value on the balance sheet, except for those to which "Exceptional Treatment of Interest Rate Swaps" has been applied (① and ② in the above table).

2 Treatment of profit and loss has been as follows.

- As the hedge accounting method, the "Risk Adjustment Approach" has been mainly applied, which is the approach to macro-hedges, therefore deferred hedge accounting has been adopted.

- Deferred hedge accounting is the method to defer as assets or liabilities the portion not corresponding to the profit and loss of the hedged commodities (accrual accounting), among profit and loss from derivative transactions as a means of hedging (mark-to-market accounting).

  Specifically speaking, the amount deducted for the accrued interest to be recorded in the case of accrual accounting from net appraisal profit and loss (①—② in the above table) related to derivative transactions will be deferred profit and loss (③ in the above table).

- For the purpose of changing conditions for receipts and payments of hedged commodities, swap transactions satisfying certain requirements with respect to notional principal amounts, conditions for receipts and payments of interest and contract term, have not been marked to market in accordance with "Exceptional Treatment of Interest Rate Swaps" based on accounting standards for financial products, and profit and loss has been recognized based on accrual methods as previously applied.

(Supplementation)

Notional principal amount by the remaining life of an interest rate swap (portion for which deferred hedge accounting has been applied) are as follows.

【Non-Consolidated】　【単体】　(Millions of yen)

		September 30, 2002			
		Within one year	Over one year and less than five years	Over five years	Total
Of which fixed receipts /floating payments	うち受取固定・支払変動	87,000	168,500	—	255,500
Of which floating receipts /fixed payments	うち受取変動・支払固定	96,200	116,400	—	212,600
Total Notional Principal Amount of Interest Rate Swap	金利スワップ想定元本合計	183,200	284,900	—	468,100

7. Expenses and Employees

7．経営合理化の状況

①Expenses
【Non-Consolidated】

①経費の推移
【単体】

(Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Personnel	人件費	35,252	(5,132)	40,384	(4,424)	44,808
Facilities	物件費	49,219	1,034	48,185	222	47,963
Taxes	税金	5,596	(230)	5,826	(340)	6,166
Expenses	経費	90,068	(4,327)	94,395	(4,544)	98,939
(Reference)	（参考）					
OHR (%)	ＯＨＲ（%）	46.2%	(0.4)	46.6%	(5.3)	51.9%

②Operating Expenses
【Non-Consolidated】

②営業経費の内訳
【単体】

(Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Salaries and allowance	給料・手当	28,479	(3,764)	32,243	(3,371)	35,614
Retirement allowance cost	退職給付費用	9,251	3,777	5,474	1,496	3,978
Welfare	福利厚生費	309	(55)	364	(24)	388
Depreciation	減価償却費	7,365	(297)	7,662	(643)	8,305
Rent of premises and equipment	土地建物機械賃借料	7,547	(643)	8,190	(1,803)	9,993
Building for repairing expense	営繕費	241	57	184	(18)	202
Stationery and supplies	消耗品費	1,147	(78)	1,225	(310)	1,535
Utilities	給水光熱費	1,413	(183)	1,596	(126)	1,722
Allowance of business trips	旅費	108	(3)	111	(18)	129
Cable and telex	通信費	1,258	(80)	1,338	(339)	1,677
Advertisement	広告宣伝費	809	(25)	834	(379)	1,213
Dues and membership, contribution, dinner and meeting	諸会費・寄付金・交際費	417	(88)	505	(60)	565
Taxes	租税公課	5,596	(230)	5,826	(340)	6,166
Others	その他	32,823	942	31,881	2,726	29,155
General expense	営業経費	96,770	(667)	97,437	(3,211)	100,648

③Employees and Officers
【Non-Consolidated】

③人員の推移
【単体】

(Number of people)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Total employees	総人員	3,869	(400)	4,269	(546)	4,815
In-house employees	実働人員	3,070	(376)	3,446	(433)	3,879
Directors and auditors	役員	11	(1)	12	0	12
Executive officers	執行役員	7	(2)	9	1	8

④Branches

④店舗等の推移

《Domestic Branch》
【Non-Consolidated】

《国内店舗数の推移》
【単体】

(Number of branches)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Head office and branches	本支店	157	0	157	(2)	159
Sub-branches	出張所	26	(2)	28	4	24
Total	店舗数	183	(2)	185	2	183

《Overseas》
【Non-Consolidated】

《海外拠点数の推移》
【単体】

(Number of branches)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Branches	支店	0	0	0	0	0
Sub-branches	出張所	0	0	0	0	0
Representative offices	駐在員事務所	4	0	4	(2)	6
Total	拠点数	4	0	4	(2)	6
Subsidiaries	現地法人	0	0	0	(1)	1

8. Net business profit

8．業務純益

【Non-Consolidated】

【単体】

For the year ended

(Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Net business profit(before transfer to allowance for possible loan losses)	業務純益（一般貸倒繰入前）	104,856	(3,299)	108,155	16,824	91,331
As per employee (in thousands of yen)	職員一人当たり（千円）	32,184	2,654	29,530	7,019	22,511
Net business profit	業務純益	111,042	2,951	108,091	16,952	91,139
As per employee (in thousands of yen)	職員一人当たり（千円）	34,082	4,570	29,512	7,048	22,464

9.Return On Equity

9．ROE

【Non-Consolidated】

【単体】

For the year ended

(%)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Net business profit per shareholders' common equity	業務純益（一般貸倒繰入前）ベース	29.59	(0.99)	30.58	4.04	26.54
Net income per shareholders' common equity	当期利益ベース	3.94	(1.53)	5.47	(2.08)	7.55

10.Return On Assets

10．ROA

【Non-Consolidated】

【単体】

For the year ended

(%)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Net business profit per total average assets	業務純益（一般貸倒繰入前）ベース	1.08	(0.03)	1.11	0.20	0.91
Net income per total average assets	当期利益ベース	0.15	(0.06)	0.21	(0.06)	0.27

For the year ended

11. Retirement Allowance Costs 11. 退職給付費用
【Non-Consolidated】 【単体】

(Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001
Retirement allowance costs	退職給付費用	5,715	241	5,474	(11,187)	16,661
Employment costs	勤務費用	2,232	34	2,198	(468)	2,666
Interest costs	利息費用	3,405	(349)	3,754	(158)	3,912
Expected operation gains	期待運用収益	(2,914)	473	(3,387)	748	(4,135)
Cost of amortization of difference resulting from change in accounting standards	会計基準変更時差異処理額	—	—	—	(15,860)	15,860
Others	その他	2,991	83	2,908	4,550	(1,642)

For the year ended

(Reference) (参考)
【Consolidated】 【連結】

(Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001
Retirement allowance costs	退職給付費用	5,733	142	5,591	(11,217)	16,808

12.Capital Ratio １２．自己資本比率（国内基準）

【Consolidated】 【連結】 (Millions of yen,%)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
(1)Capital ratio	（１）自己資本比率	10.32 %	(0.40) %	10.72 %	1.13 %	9.59 %
Tier I capital ratio	Tier I 比率	6.36 %	(0.11) %	6.47 %	0.32 %	6.15 %
(2)Tier I capital	（２）Tier I	423,105	724	422,381	(2,294)	424,675
(3)Tier II capital	（３）Tier II	264,130	(14,175)	278,305	38,307	239,998
(a)Land revaluation excess	(イ)うち自己資本に計上された土地再評価差額	25,084	(256)	25,340	(182)	25,522
(b)Balance of subordinated loans(securities)	(ロ)うち劣後ローン（債券）残高	204,999	(9,998)	214,997	39,281	175,716
(4)Deductions	（４）控除項目	851	0	851	(1,980)	2,831
(guarantees for fund-raising activities of other financial institutions)	(他の金融機関の資本調達手段の意図的な保有相当額)					
(5)Owned Capital(2)+(3)-(4)	（５）自己資本（２）＋（３）－（４）	686,385	(13,450)	699,835	37,993	661,842
(6)Risk-weighted Assets	（６）リスクアセット	6,650,870	122,747	6,528,123	(372,605)	6,900,728
Of which, on balanced	うちオンバランス	6,444,612	233,964	6,210,648	(330,502)	6,541,150
Of which, off balanced	うちオフバランス	206,258	(111,216)	317,474	(42,104)	359,578

【Non-Consolidated】 【単体】 (Millions of yen,%)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
(1)Capital ratio	（１）自己資本比率	10.22 %	(0.32) %	10.54 %	1.03 %	9.51 %
Tier I capital ratio	Tier I 比率	6.28 %	(0.01) %	6.29 %	0.24 %	6.05 %
(2)Tier I capital	（２）Tier I	411,624	4,031	407,593	(2,457)	410,050
(3)Tier II capital	（３）Tier II	259,354	(16,434)	275,788	39,161	236,627
(a)Land revaluation excess	(イ)うち自己資本に計上された土地再評価差額	25,084	(256)	25,340	(182)	25,522
(b)Balance of subordinated loans(securities)	(ロ)うち劣後ローン（債券）残高	204,999	(9,998)	214,997	39,281	175,716
(4)Deductions	（４）控除項目	851	0	851	(1,980)	2,831
(guarantees for fund-raising activities of other financial institutions)	(他の金融機関の資本調達手段の意図的な保有相当額)					
(5)Owned capital(2)+(3)-(4)	（５）自己資本（２）＋（３）－（４）	670,128	(12,402)	682,530	38,684	643,846
(6)Risk-weighted assets	（６）リスクアセット	6,554,496	84,298	6,470,198	(296,753)	6,766,951
Of which, on balanced	うちオンバランス	6,394,210	189,995	6,204,215	(258,591)	6,462,806
Of which, off balanced	うちオフバランス	160,286	(105,697)	265,983	(38,161)	304,144

E. **LOANS AND OTHER ASSETS INFORMATION**
E. 貸出金等の状況

1.Risk Managed Loan Information
1. リスク管理債権の状況

【Non-Consolidated】 【単体】 (Millions of yen)

Risk managed loans	リスク管理債権	March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
①Loans to customers in bankruptcy	①破綻先債権額	14,953	(12,692)	27,645	8,137	19,508
②Past due loans	②延滞債権額	259,566	(42,589)	302,155	(18,105)	320,260
③Accruing loans contractually past due 3 months or more	③3カ月以上延滞債権額	15,190	2,237	12,953	4,077	8,876
④Restructured loans	④貸出条件緩和債権額	111,521	(20,261)	131,782	(53,305)	185,087
Total ①+②+③+④)	合計 (①+②+③+④)	401,231	(73,305)	474,536	(59,197)	533,733

Amount of partial direct write-off	(部分直接償却額)	202,342	1,864	200,478	(3,348)	203,826

Loans and bills discounted	貸出金残高(末残)	7,902,054	167,038	7,735,016	(66,177)	7,801,193

【Non-Consolidated】 【単体】 (%)

Percentage against total loans and bills discounted	貸出残高比率	March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
①Loans to customers in bankruptcy	①破綻先債権額	0.1	(0.2)	0.3	0.1	0.2
②Past due loans	②延滞債権額	3.2	(0.7)	3.9	(0.2)	4.1
③Accruing loans contractually past due 3 months or more	③3カ月以上延滞債権額	0.1	0.0	0.1	0.0	0.1
④Restructured loans	④貸出条件緩和債権額	1.4	(0.3)	1.7	(0.6)	2.3
Total ①+②+③+④)	合計 (①+②+③+④)	5.0	(1.1)	6.1	(0.7)	6.8

【Consolidated】 【連結】 (Millions of yen)

Risk managed loans	リスク管理債権	March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
①Loans to customers in bankruptcy	①破綻先債権額	15,250	(13,020)	28,270	7,937	20,333
②Past due loans	②延滞債権額	244,736	(66,424)	311,160	(20,021)	331,181
③Accruing loans contractually past due 3 months or more	③３カ月以上延滞債権額	15,255	2,124	13,131	4,198	8,933
④Restructured loans	④貸出条件緩和債権額	119,017	(17,053)	136,070	(49,017)	185,087
Total ①+②+③+④)	合計（①+②+③+④)	394,259	(94,374)	488,633	(56,902)	545,535

Amount of partial direct write-off	（部分直接償却額)	214,953	(828)	215,781	(4,031)	219,812

Loans and bills discounted	貸出金残高（末残)	7,833,029	239,566	7,593,463	(126,670)	7,720,133

【Consolidated】 【連結】 (%)

Percentage of loans and bills discounted	貸出残高比率	March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
①Loans to customers in bankruptcy	①破綻先債権額	0.1	(0.2)	0.3	0.1	0.2
②Past due loans	②延滞債権額	3.1	(0.9)	4.0	(0.2)	4.2
③Accruing loans contractually past due 3 months or more	③３カ月以上延滞債権額	0.1	0.0	0.1	0.0	0.1
④Restructured loans	④貸出条件緩和債権額	1.5	(0.2)	1.7	(0.6)	2.3
Total ①+②+③+④)	合計（①+②+③+④)	5.0	(1.4)	6.4	(0.6)	7.0

2. Allowance for Possible Loan Losses

2. 貸倒引当金等の状況

①Allowance for Possible Loan Losses

①貸倒引当金

【Non-Consolidated】 【単体】 (Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Allowance for possible loan losses	貸倒引当金	83,324	(21,409)	104,733	(4,510)	109,243
General allowance for possible loan losses	一般貸倒引当金	29,271	(6,186)	35,457	64	35,393
Specific allowance for loan losses	個別貸倒引当金	54,052	(15,145)	69,197	(4,448)	73,645
Specific allowance for certain overseas loans	特定海外債権引当勘定	—	(77)	77	(127)	204

【Consolidated】 【連結】 (Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Allowance for possible loan losses	貸倒引当金	91,051	(19,205)	110,256	(5,278)	115,534
General allowance for possible loan losses	一般貸倒引当金	34,046	(3,920)	37,966	(793)	38,759
Specific allowance for loan losses	個別貸倒引当金	57,004	(15,208)	72,212	(4,358)	76,570
Specific allowance for certain overseas loans	特定海外債権引当勘定	—	(77)	77	(127)	204

②Provision for Losses Incurred from Supporting Certain Borrowers

②特定債務者支援引当金

Not applicable

該当ございません

③Allowance for Possible Losses on the Sale of Claims

③債権売却損失引当金

【Non-Consolidated】 【単体】 (Millions of yen,%)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Allowance for Possible Losses on the Sale of Claims(A)	債権売却損失引当金A	1,815	(12,480)	14,295	(8,397)	22,692
Amount of Loan for Cooperative Credit Purchasing Company,Ltd(B)	買取機構向け貸出金残高B	2,794	(13,900)	16,694	(13,380)	30,074
(A)÷(B)(%)	引当率（%）A／B	64.9	(20.7)	85.6	10.2	75.4

3.Percentage of Allowance to Total Risk Managed Loans

3. リスク管理債権に対する引当率

【Non-Consolidated】 【単体】 (%)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	42.8	2.8	40.0	2.4	37.6
After Partial Direct Write-Off	部分直接償却後	13.4	(1.1)	14.5	0.8	13.7
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	47.7	2.5	45.2	2.7	42.5
After Partial Direct Write-Off	部分直接償却後	20.7	(1.3)	22.0	1.5	20.5

【Consolidated】 【連結】 (%)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Specific Allowance for Loan Losses	個別貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	45.1	4.0	41.1	2.2	38.9
After Partial Direct Write-Off	部分直接償却後	14.4	(0.3)	14.7	0.7	14.0
Allowance for Possible Loan Losses	貸倒引当金					
Before Partial Direct Write-Off	部分直接償却前	50.7	4.3	46.4	2.4	44.0
After Partial Direct Write-Off	部分直接償却後	23.0	0.5	22.5	1.4	21.1

4.Credits disclosed under the Financial Reconstruction Law 4．金融再生法開示債権

【Non-Consolidated】 【単体】 (Millions of Yen)

			March 31,2003(A)	(A)-(B)	March 31,2002(B)	(C)-(D)	March 31,2001(C)
Unrecoverable or valueless	(A)	破産更正債権及びこれらに準ずる債権 A	50,679	(33,943)	84,622	(1,442)	86,064
Doubtful	(B)	危険債権 B	226,200	(21,180)	247,380	(9,154)	256,534
In need of special caution		要管理債権	126,711	(18,024)	144,735	(49,229)	193,964
Sub-total	(C)	小計 C	403,590	(73,148)	476,738	(59,825)	536,563
In need of caution (excluding loan in need of special caution)		要管理債権以外の要注意債権	1,061,509	(101,483)	1,162,992	(75,315)	1,238,307
Normal (excluding in need of caution)		正常先債権	6,666,434	201,544	6,464,890	(8,721)	6,473,611
Sub-total		小計	7,727,943	100,061	7,627,882	(84,037)	7,711,919
Total	(D)	合計 D	8,131,534	26,913	8,104,621	(143,862)	8,248,483

In need of special caution based on borrowers category of self-assessment	(E)	要管理先債権 E	149,529	(19,831)	169,360	(44,383)	213,743
Percentage of credits in need of special caution or below	(C)/(D)	要管理先債権以下の割合 C／D %)	4.9	(0.9)	5.8	(0.7)	6.5

5.Coverage of credits disclosed under the Financial Reconstruction Law 5．金融再生法開示債権の保全状況

【Non-Consolidated】 【単体】 (Millions of Yen)

			March 31,2003(A)	(A)-(B)	March 31,2002(B)	(C)-(D)	March 31,2001(C)
Coverage amount	(F)	保全額 F	323,723	(61,343)	385,066	12,070	372,996
General allowance for possible loan		貸倒引当金	67,134	(15,699)	82,833	(10,382)	93,215
Specific allowance for loan losses		特定債務者引当金	－	－	－	－	－
Collateral and guarantees		担保保証等	256,588	(45,645)	302,233	22,453	279,780

Coverage ratio(%)	(F/C)	保全率（%）F／C	80.2	(0.5)	80.7	11.2	69.5
Coverage ratio(%)	(F)/(A+B+E)	保全率（%）F／（A＋B＋E）	75.9	(0.9)	76.8	9.8	67.0

6 Off-balanced credits 6．オフバランス化の状況

【Non-Consolidated】 【単体】 (Billions of Yen)

			March 31,2003(A)	(A)-(B)			March 31,2002(B)
					Increase/ (decrease)	Amount off-balanced	
Unrecoverable or valueless credits	(A)	破産更正債権及びこれらに準ずる債権、危険債権 計 A	50	(34)	11	45	84
Doubtful credits	(B)	危険債権 計 B	226	(21)	66	88	247
Total	(A)+(B)	合計 A＋B	276	(55)	78	133	332

RESERVE COVERAGE RATIO・TOTAL COVERAGE RATIO 引当率・保全率

【Non-consolidated】 【単体】

(Billions of yen)
(単位：10億円)

Borrowers category of self-assessment 自己査定における債務者区分	Credits disclosed under the Financial Reconstruction Law 金融再生法に基づく開示債権	Categories 分類: No Categorization 非分類	Category Ⅱ Ⅱ分類	Category Ⅲ Ⅲ分類	Category Ⅳ Ⅳ分類	Allowance 引当金	Reserve coverage ratio 引当率 (%)	Total coverage ratio 保全率 (%)
Legal bankruptcy 破綻先 15 (△13) Virtual bankruptcy 実質破綻先 35 (△20)	Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権 50 (△34)	Covered by allowance,collaterals, guarantees,etc 引当金・担保・保証等による保全部分 14 (△7)	35 (△26)	Entirely reserved 全額引当 0 (0)	Entirely reserved, or direct write-off 全額償却・引当 0 (0)	6	100%	100%
Possible bankruptcy 破綻懸念先 226 (△21)	Doubtful 危険債権 226 (△21)	Covered by allowance,collaterals, guarantees,etc 引当金・担保・保証等による保全部分 74 (△14) [26]	111 (5) [111]	Fully reserved 必要額を引当 40 (△12) [88]		47	53.87%	82.00%
In need of caution 要注意先 1,188 (△119): In need of special caution 要管理先 149 (△19)	In need of special caution 要管理債権 126 (△18)	Covered by collaterals,etc (担保) 74 Non-covered (信用) 75 12 (△6)	136 (△13)	※ [ ]: Classified loans before allowance ※[ ]内の計数は引当前の分類額		13	17.66%	58.54%
In need of caution 要注意先: Other than special caution 要管理先以外の要注意先 1,038 (△99)	Normal 正常債権 7,727 (100)	339 (△79)	699 (△20)			11	1.14%	
Normal 正常先 6,666 (201)		6,666 (201)				4	0.06%	

Total 合計	Total 合計	No Categorization 非分類	Category Ⅱ Ⅱ分類	Category Ⅲ Ⅲ分類	Category Ⅳ Ⅳ分類	Total 合計	Total coverage ratio
8,131 (26) 100.0%	8,131 (26)	7,107 (94) 87.4%	983 (△54) 12.1%	40 (△12) 0.5%	0 (0) 0.0%	83	75.91%

※ ( ) : Amount of increase compared with that of March 31,2002
※ (△) : Amount of decrease compared with that of March 31,2002
※ ( ) 内の計数は１４年３月期比増減額

EACH STANDARDS CONCERNING DISCLOSURE OF ASSETS

資産内容の開示における各種基準の比較

【Non-consolidated】【単体】

(Billions of yen)
(単位：10億円)

Borrowers category of self-assessment 自己査定における債務者区分 (Object: Credit exposures) (対象：総与信)		Credits disclosed under the Financial reconstruction law 金融再生法に基づく開示債権 (Object: All assets relating to credit) (対象：総与信)	(Loans only) (うち貸出金)		Risk managed loans リスク管理債権 (Object: Loans) (対象：貸出金)
Legal bankruptcy 破綻先 15		Unrecoverable or valueless 破産更生債権およびこれらに準ずる債権 50	48	14	Loans to customers in bankruptcy 破綻先債権 14
Virtual bankruptcy 実質破綻先 35				33	Past due loans 延滞債権 259
Possible bankruptcy 破綻懸念先 226		Doubtful 危険債権 226	225		
In need of caution 要注意先 1,188	In need of special caution 要管理先 149	In need of special caution 要管理債権 126 (Note) Object: Loans only (注) 要管理債権は貸出金のみ		15	Accruing loans cotractually past due 3 months or more 3ヶ月以上延滞債権 15
				111	Restructuered loans 貸出条件緩和債権 111
		Sub total 小計 403	Sub total 小計 401		Total 合計 401
	Other than special caution 要管理先以外の要注意先 1,038	Normal 正常債権 7,727	7,500		
Normal 正常先 6,666					
Total 合計 8,131		Total 合計 8,131	Total 合計 7,902		

7. Loan portfolio　　7．業種別貸出状況等

①Classification of loans by type of industry　　①業種別貸出金

【Non-Consolidated】　【単体】　(Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Domestic loans (excluding JOM account)	国内店分（除く特別国際金融取引勘定）	－	－	7,731,126	(46,375)	7,777,501
Manufacturing	製造業	－	－	1,123,099	(19,569)	1,142,668
Agriculture	農業	－	－	8,747	191	8,556
Forestry	林業	－	－	58	(8)	66
Fishery	漁業	－	－	3,043	(1,198)	4,241
Mining	鉱業	－	－	7,731	948	6,783
Construction	建設業	－	－	503,428	(1,668)	505,096
Electric, gas and water	電気・ガス・熱供給・水道業	－	－	16,507	1,228	15,279
Transport and telecommunication	運輸・通信業	－	－	320,866	17,714	303,152
Wholesale, retail and food services	卸売・小売業、飲食店	－	－	902,994	(60,105)	963,099
Financial and insurance services	金融・保険業	－	－	387,885	(44,627)	432,512
Real Estate	不動産業	－	－	827,038	(82,378)	909,416
Servises	サービス業	－	－	921,119	(29,173)	950,292
Municipal governments	地方公共団体	－	－	75,123	(15,953)	91,076
Others	その他	－	－	2,633,484	188,222	2,445,262
Domestic loans (excluding JOM account)	国内店分（除く特別国際金融取引勘定）	7,899,397	－	－	－	－
Manufacturing	製造業	1,098,632	－	－	－	－
Agriculture	農業	8,531	－	－	－	－
Forestry	林業	55	－	－	－	－
Fishery	漁業	3,133	－	－	－	－
Mining	鉱業	8,199	－	－	－	－
Construction	建設業	465,319	－	－	－	－
Electric, gas and water	電気・ガス・熱供給・水道業	16,543	－	－	－	－
IT and telecommunication	情報通信業	50,979	－	－	－	－
Transport	運輸業	352,886	－	－	－	－
Wholesale and retail services	卸売・小売業	811,551				
Financial and insurance services	金融・保険業	370,000	－	－	－	－
Real Estate	不動産業	824,032	－	－	－	－
Servises	各種サービス業	926,560	－	－	－	－
Municipal governments	地方公共団体	69,497	－	－	－	－
Others	その他	2,893,478	－	－	－	－

②Classification of Risk Managed Loans by type of industry ②業種別リスク管理債権

【Non-Consolidated】 【単体】 (Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Domestic loans (excluding JOM account)	国内店分 （除く特別国際金融取引勘定）	—	—	473,715	(56,040)	529,755
Manufacturing	製造業	—	—	41,068	(4,582)	45,650
Agriculture	農業	—	—	271	(220)	491
Forestry	林業	—	—	—	—	—
Fishery	漁業	—	—	470	34	436
Mining	鉱業	—	—	13	13	0
Construction	建設業	—	—	63,077	(1,286)	64,363
Electric, gas and water	電気・ガス・熱供給・水道業	—	—	738	712	26
Transport and telecommunication	運輸・通信業	—	—	8,649	(1,377)	10,026
Wholesale, retail and food services	卸売・小売業、飲食店	—	—	78,330	(2,013)	80,343
Financial and insurance services	金融・保険業	—	—	8,837	(32,581)	41,418
Real Estate	不動産業	—	—	156,944	(19,084)	176,028
Servises	サービス業	—	—	64,048	805	63,243
Municipal governments	地方公共団体	—	—	—	—	—
Others	その他	—	—	51,266	3,541	47,725
Domestic loans (excluding JOM account)	国内店分 （除く特別国際金融取引勘定）	400,945	—	—	—	—
Manufacturing	製造業	46,089	—	—	—	—
Agriculture	農業	209	—	—	—	—
Forestry	林業	—	—	—	—	—
Fishery	漁業	452	—	—	—	—
Mining	鉱業	91	—	—	—	—
Construction	建設業	41,535	—	—	—	—
Electric, gas and water	電気・ガス・熱供給・水道業	—	—	—	—	—
IT and telecommunication	情報通信業	1,082	—	—	—	—
Transport	運輸業	5,857	—	—	—	—
Wholesale and retail services	卸売・小売業	56,330				
Financial and insurance services	金融・保険業	26,643	—	—	—	—
Real Estate	不動産業	121,070	—	—	—	—
Servises	各種サービス業	49,614	—	—	—	—
Municipal governments	地方公共団体	—	—	—	—	—
Others	その他	51,967	—	—	—	—

③Classification of credits disclosed under the Financial Reconstruction Law by type of industry

③業種別金融再生法開示債権

【Non-Consolidated】 【単体】 (Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Domestic loans (excluding JOM account)	国内店分（除く特別国際金融取引勘定）	—	—	475,917	(56,666)	532,583
Manufacturing	製造業	—	—	41,200	(4,537)	45,737
Agriculture	農業	—	—	271	(222)	493
Forestry	林業	—	—	—	—	—
Fishery	漁業	—	—	470	34	436
Mining	鉱業	—	—	13	13	0
Construction	建設業	—	—	63,285	(1,209)	64,494
Electric, gas and water	電気・ガス・熱供給・水道業	—	—	738	712	26
Transport and telecommunication	運輸・通信業	—	—	8,651	(1,377)	10,028
Wholesale, retail and food services	卸売・小売業、飲食店	—	—	78,959	(2,623)	81,582
Financial and insurance services	金融・保険業	—	—	8,846	(32,596)	41,442
Real Estate	不動産業	—	—	157,262	(19,091)	176,353
Servises	サービス業	—	—	64,550	836	63,714
Municipal governments	地方公共団体	—	—	—	—	—
Others	その他	—	—	51,667	3,393	48,274
Domestic loans (excluding JOM account)	国内店分（除く特別国際金融取引勘定）	403,304	—	—	—	—
Manufacturing	製造業	46,270	—	—	—	—
Agriculture	農業	255	—	—	—	—
Forestry	林業	—	—	—	—	—
Fishery	漁業	452	—	—	—	—
Mining	鉱業	91	—	—	—	—
Construction	建設業	41,629	—	—	—	—
Electric, gas and water	電気・ガス・熱供給・水道業	—	—	—	—	—
IT and telecommunication	情報通信業	1,084	—	—	—	—
Transport	運輸業	5,858	—	—	—	—
Wholesale and retail services	卸売・小売業	56,623				
Financial and insurance services	金融・保険業	27,209	—	—	—	—
Real Estate	不動産業	121,195	—	—	—	—
Servises	各種サービス業	49,997	—	—	—	—
Municipal governments	地方公共団体	—	—	—	—	—
Others	その他	52,665	—	—	—	—

（注）要管理債権以下の債権が対象

Note: Credits in the category of unrecoverable or valueless, doubtful or in need of special caution are classfied in the above table.

④Loans to small and medium-sized companies

④中小企業等貸出残高および貸出比率

【Non-Consolidated】 【単体】 (Millions of yen、%)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Loans to small and medium-sized companies	中小企業等貸出残高	6,421,626	209,219	6,212,407	97,074	6,115,333
Percentage to total domestic loans	中小企業等貸出比率	81.2	0.9	80.3	1.7	78.6

⑤Total Loans to Individuals

⑤消費者ローン残高

【Non-Consolidated】 【単体】 (Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Total loans to individuals	消費者ローン残高	2,877,513	261,649	2,615,864	183,505	2,432,359
Housing-related loans	住宅ローン	2,556,179	276,341	2,279,838	195,491	2,084,347
Housing loans	うち住宅ローン	1,669,037	235,004	1,434,033	176,558	1,257,475
Apartment house loans	うちアパートローン	887,142	41,337	845,805	18,933	826,872
Other loans	その他のローン	321,334	(14,692)	336,026	(11,986)	348,012

(Reference)

（参考）

The Government Housing Loan Corporation

住宅金融公庫の取扱高 (Millions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Outstanding balance	取扱残高	1,913,607	(81,870)	1,995,477	(9,056)	2,004,533

8.Loans to Entities Overseas by Country

8．国別貸出状況等

①Certain Overseas Loans
【Non-Consolidated】

①特定海外債権残高
【単体】

(Millions of Yen, Number of countries)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Outstanding balance	債権額	-	(299)	299	(285)	584
Number of countries	対象国数	-	(1)	1	(1)	2

②Loans to certain areas
【Non-Consolidated】

②地域別貸出金残高
【単体】

(Millions of Yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Loans to Asian countries	アジア向け	4,862	(3,638)	8,500	(13,073)	21,573
Risk-managed loans	うちリスク管理債権	286	(534)	820	(3,158)	3,978
Loans to Latin America	中南米向け	2,519	(736)	3,255	(375)	3,630
Risk-managed loans	うちリスク管理債権	-	-	-	-	-
Loans to Russia	ロシア向け	-	-	-	-	-
Risk-managed loans	うちリスク管理債権	-	-	-	-	-

9. Loans and Deposits

9．預金、貸出金の残高

①Balances of Loans and deposits

①預金・貸出金の末残、平残

【単体】 (Billions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Deposits (outstanding balance)	預金（末残）	9,374	260	9,113	226	8,887
Deposits (average balance)	預金（平残）	8,602	85	8,517	(90)	8,607
Loans and bills discounted (outstanding balance)	貸出金（末残）	7,902	167	7,735	(66)	7,801
Loans and bills discounted (average balance)	貸出金（平残）	7,504	7	7,496	(175)	7,671

②Breakdown of depositors' categories

③預金者別預金末残

（特別国際金融取引勘定を除く国内店分）

【Non-Consolidated】

【単体】 (Billions of yen)

		March 31,2003(A)	(A)-(B)	March 31,2002(B)	(B)-(C)	March 31,2001(C)
Corporation	法人	2,059	209	1,850	55	1,794
Ordinary deposits	流動性預金	1,671	234	1,436	284	1,151
Time deposits	定期性預金	339	(43)	382	(217)	600
Individuals	個人	6,721	153	6,567	178	6,389
Ordinary deposits	流動性預金	3,516	456	3,060	634	2,425
Time deposits	定期性預金	3,140	(312)	3,452	(448)	3,901
Local governments	公金	416	(156)	572	13	559
Ordinary deposits	流動性預金	378	(53)	431	202	228
Time deposits	定期性預金	1	(1)	2	(16)	19
Financial institutions	金融	177	54	122	(18)	141
Ordinary deposits	流動性預金	112	40	72	(19)	92
Time deposits	定期性預金	3	1	2	(3)	5
Total	合計	9,374	260	9,113	228	8,885
Ordinary deposits	流動性預金	5,678	677	5,000	1,102	3,898
Time deposits	定期性預金	3,484	(355)	3,840	(686)	4,526

RECEIVED
2004 JUL 29 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exhibit A-4

INTERIM
REPORT

THE BANK OF YOKOHAMA, LTD.

Six months ended
September 30, 2003

CONTENTS

Consolidated Financial Highlights

The Bank of Yokohama, Ltd. and Consolidated Subsidiaries

	Millions of yen		Thousands of U.S.dollars
At September 30,2003 and 2002	2003	2002	2003
Total assets	¥ 10,449,341	¥ 10,145,537	$ 93,926,661
Cash and due from banks	318,818	391,343	2,865,780
Deposits	9,111,396	8,739,519	81,900,189
Loans and bills discounted	7,901,423	7,589,991	71,024,027
Securities	1,347,183	1,118,904	12,109,510
Total stockholders' equity	490,282	445,561	4,407,029
Capital stock	184,807	184,803	1,661,186
Six months ended September 30,2003 and 2002	2003	2002	2003
Total income	¥ 133,359	¥ 141,872	$ 1,198,733
Total expenses	97,033	137,923	872,207
Income before income taxes and minority interests	36,326	3,949	326,526
Net income	19,783	2,047	177,825
Dividends declared per share(yen and U.S.dollars)	¥ -	¥ -	$ -

Note:U.S.dollar amounts are translated,for convenience only,
at the rate of ¥111.25=$1.00, as of Sept.30,2003.

Note: The amounts are presented in millions of yen and are rounded off to the nearest million.

Message from the President

I am very grateful for your continued support and patronage.

As of now, business prospects remain uncertain and conditions within the financial industry call for an ever-vigilant eye.

Under such circumstances, the Bank started a three-year business plan, "Value-up" for the period between April 2003 and March 2006 in order to build a more solid foundation of existence as a regional financial institution.

With regard to business results in the current interim period, both gross operating income and net business profit remain in high standing as a result of our continued implementation of cost reductions and efforts at reinforcing earnings potential, in addition to thorough sales activities focusing on our region.

In particular, "Increasing loan volume," "Improving ROA" and "Enhancing fees and commissions," which we set out as targets of reinforcement efforts in the beginning of the year, have yielded steady results and we will continue to actively tackle these.

Ensuring a Business Strategy as a Regional Financial Institution

Our mid-term business plan, "Value-up," calls for focusing business resources on the regional retailing business in Kanagawa Prefecture and the southwestern area of Tokyo, where we remain steadfast in being "a bank that is strongly supported by customers in the region." Last August, we formulated a "Plan for Reinforcement of Functions of Relationship Banking" in order to realize this objective.

This plan for reinforcement of functions consists of an action plan for strengthening our prior efforts in the course of expanding transactions with small and medium sized businesses and individuals.

In each item, the plan has substantiated our "improvements in financial value" and "improvements in shareholder value," which presupposes appropriate risk management and a strict compliance system, "improvements in customer value within the region" by offering added value, which is the pillar of "Value-up," and "improvements in the personnel value" of our employees.

The Bank will ensure a strategy as a regional financial institution more thoroughly by carrying out its plans consistently as well as attempt to improve the system for securing soundness to contribute to the development of the regional economy through improved financial services.

Toward Establishment of an Organization of 3,500 Personnel

The Bank will reduce by March 2004 the number of personnel at the head office to 25% of the peak and total number of personnel to 55% of the peak, which amount to 3,500 personnel in total. On the other hand, we decide to increase branch office staff by downsizing the number of staff at our headquarters in response reinforce sales potential.

Since November, last year, the bank has announced and implemented "Measures for reinforcing sales potential and earnings potential" (the first to fifth step, total 19 items) and placed about 100 staff to our branch offices.

Related to the measures, we will continue to provide information and services, offering high added value and contributing the region in a timely and precise manner, especially focusing on small and medium sized businesses and individual customers.

As stated in the above, we will continue to build an efficient business model by strengthening retail sales potential in the field and also through low cost operations. Our plan anticipates the highest level of OHR (overhead ratio) achieved in Japan by March 2006.

Further Reinforcement of Risk Management

In facilitating the reinforcement of the management practices of the Bank, in addition to the formulation of an efficient and profitable sales organization, we believe further reinforcement of risk management is required.

The Bank continues to make efforts to secure returns in relation to risk after uniformly comprehending measurable risks in order to distribute business resources appropriately within our effective capital.

We will further deepen research on enhancing total risk management and continue to improve our organization and infrastructure toward reinforcement of total risk management.

Through these efforts, while we will strengthen our management practices, we will reinforce financial strength to realize repayment of public funds and aim at being known as a "high quality bank" with significant earnings potential and soundness.

I ask for your further support and encouragement in the future with sincere gratitude.

December 2003

S. Hirasawa

Sadaaki Hirasawa
President

Consolidated Interim Financial Statements

1.Consolidated Interim Balance Sheets *(Unaudited)*

The Bank of Yokohama, Ltd. and Consolidated Subsidi
September 30,2003 and 2002

	Millions of yen		Thousands of U.S.dollars
	2003	2002	2003
ASSETS:			
Cash and due from banks	¥ 318,818	¥ 391,343	$ 2,865,780
Call loans	612	172,290	5,501
Other debt purchased	131,739	19,309	1,184,171
Trading assets	73,694	50,910	662,418
Securities	1,347,183	1,118,904	12,109,510
Loans and bills discounted	7,901,423	7,589,991	71,024,027
Foreign exchanges	6,498	7,169	58,409
Other assets	93,863	102,862	843,712
Premises and equipmen	145,644	226,244	1,309,159
Deferred tax assets	110,101	147,930	989,672
Customers' liabilities for acceptances and guarantee	411,666	418,319	3,700,369
Allowance for possible loan losses	(91,900)	(99,734)	(826,067)
TOTAL	¥10,449,341	¥10,145,537	$93,926,661
LIABILITIES:			
Deposits	¥ 9,111,396	¥ 8,739,519	$ 81,900,189
Call money and bills sold	367	243	3,299
Trading liabilities	3,193	4,544	28,701
Borrowed money	164,059	226,008	1,474,688
Foreign exchanges	154	43	1,384
Bonds and notes	66,000	46,000	593,258
Bonds with warrants	60,000	60,000	539,326
Other liabilities	115,153	163,712	1,035,083
Liability for employees' retirement benefit	69	75	620
Reserve for possible losses on collateralized real estate loan sold		8,469	
Deferred tax liabilities		482	
Deferred tax liabilities for land revaluation excess	22,551	23,149	202,706
Negative goodwill	47	1,642	422
Acceptances and guarantees	411,666	418,319	3,700,369
Total liabilities	9,954,655	9,692,205	89,480,045
MINORITY INTERESTS	4,404	7,771	39,587
Stockholders' equity:			
Capital stock	184,807	184,803	1,661,186
Capital surplus	146,424	146,282	1,316,171
Retained earnings	126,186	98,758	1,134,256
Land revaluation excess	33,227	32,604	298,670
Net unrealized loss on available-for-sale securities	(13)	(16,714)	(117)
Treasury stock	(349)	(172)	(3,137)
Total stockholders' equity	490,282	445,561	4,407,029
TOTAL	¥10,449,341	¥10,145,537	$93,926,661

Note:U.S.dollar amounts are translated,for convenience only at the rate of ¥111.25=$1.00, as of Sept.30,2003.

Note: The amounts are presented in millions of yen and are rounded off to the nearest millic

2.Consolidated Interim Statements of Income *(Unaudited)*

The Bank of Yokohama, Ltd. and Consolidated Subsidi

Six months ended September 30,2003 and 2002

	Millions of yen		Thousands of U.S.dollars
	2003	2002	2003
INCOME:			
Interest on:			
loans and discounts	¥ 79,470	¥ 78,055	$ 714,337
securities	7,224	9,626	64,935
other	757	1,365	6,804
Fees and commissions	20,509	18,069	184,351
Trading profits	245	455	2,202
Other operating income	15,255	28,790	137,124
Other income	9,899	5,512	88,980
Total income	133,359	141,872	1,198,733
EXPENSES:			
Interest on:			
deposits	1,438	2,466	12,926
other	3,273	6,365	29,420
Fees and commissions	3,450	3,573	31,011
Trading lossses	1	65	9
Other operating expenses	7,945	20,435	71,416
General and administrative expenses	47,004	49,394	422,508
Other expenses	33,922	55,625	304,917
Total expenses	97,033	137,923	872,207
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	36,326	3,949	326,526
INCOME TAXES:			
current	1,305	1,077	11,730
deferred	14,542	643	130,715
Total income taxes	15,847	1,720	142,445
MINORITY INTERESTS IN NET INCOME	696	182	6,256
INTERIM NET INCOME	¥19,783	¥2,047	$177,825

Note:U.S.dollar amounts are translated,for convenience only, at the rate of ¥111.25=$1.00, as of Sept.30,2003.

Note: The amounts are presented in millions of yen and are rounded off to the nearest million.

3.Consolidated Interim Statements of Cash Flows(Unaudited)

The Bank of Yokohama, Ltd. and Consolidated Subsidi:
Six months ended September 30,2003 and 2002

	Millions of yen		Thousands of U.S.dollars
	2003	2002	2003
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	¥ 36,326	¥ 3,949	$ 326,526
Depreciation	3,775	16,998	33,933
Amortization of(negative)goodwil	(1)	57	(9)
Equity in earnings of affiliates	(213)		(1,915)
Increase (Decrease) in allowance for possible loan losses	1,674	(10,523)	15,047
Decrease in allowance for possible losses on collaterelizec estate loans sold	(1,816)	(5,826)	(16,324)
Decrease in reserve for contingent liabilitie:		(11)	
Increase in liability for employee's retirement benefit:	9	4	81
Interest income	(87,452)	(89,046)	(786,085)
Interest expenses	4,711	8,831	42,346
Securities losses-net	4,750	16,678	42,697
Foreign exchange losses-net	5,183	3,092	46,589
Losses on disposal of premises and equipment-net	281	413	2,526
Net decrease(increase) in trading assets	(1,165)	1,400	(10,472)
Net decrease in trading liabilities	(974)	(144)	(8,755)
Net decrease (increase) increase in loans	(10,003)	3,472	(89,915)
Net decrease in deposits	(324,547)	(452,637)	(2,917,276)
Net decrease in other borrowing	(51)	(15,202)	(458)
Net increase in due from banks	(304)	(30,267)	(2,733)
Net increase in call loans and others	(68,741)	(109,040)	(617,897)
Net decrease in margin money deposited under securities lending transactions		69,317	
Net increase (Decrease) in call money and others	91	(1,531)	818
Net decrease in foreign exchange (assets)	1,085	3,125	9,753
Net increase(decrease) in foreign exchange (liabilities)	3	(39)	27
Interest and dividends received	97,501	101,610	876,413
Interest paid	(6,976)	(11,285)	(62,706)
Other- net	31,483	(25,220)	282,993
Subtotal	(315,371)	(521,825)	(2,834,796)
Income taxe paid	(1,433)	(782)	(12,880)
Net cash provided by operating activities-(Forward)	(316,804)	(522,607)	(2,847,676)
Investing activities:			
Purchases of securities	(1,523,218)	(968,467)	(13,691,847)
Proceeds from sales of securities	1,515,118	649,524	13,619,038
Proceeds from maturities of securities	166,718	120,437	1,498,588
Expenditures for premises and equipment	(1,585)	(11,937)	(14,247)
Proceeds from sales of premises and equipment	186	1,592	1,672
Proceeds from sales of stocks of subsidiaries	2,418		21,735
Net cash provided by (used in) investing activities	159,637	(208,851)	1,434,939
Financing activities:			
Repayments of subordinated loans	(30,000)		(269,663)
Proceeds from issuance of subordinated bonds, bonds with subscription rights for shares	20,000		179,775
Repayments of subordinated bonds and convertible bonds		(9,998)	
Issuance of common	7	7	63
Dividends paid	(7,050)	(7,049)	(63,371)
Dividends paid to minority interests stockholders		(20)	
Purchase of treasury stock	(25)	(93)	(224)
Proceeds from sales of treasury stock	6	51	54
Net cash provided by (used in) financing activities	(17,062)	(17,102)	(153,366)
FOREIGN CURRENCY TRANSLATION ON CASH AND CASH EQUIVALENTS	(26)	(30)	(234)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(174,255)	(748,590)	(1,566,337)
CASH AND CASH EQUIVALENTS, BEGINNING	477,552	1,069,096	4,292,602
CASH AND CASH EQUIVALENTS, AT END OF INTERIM TERM	¥ 303,297	¥ 320,506	$ 2,726,265

Note:U.S.dollar amounts are translated,for convenience only,
at the rate of ¥111.25=$1.00, as of Sept.30,2003.
Note: The amounts are presented in millions of yen and are rounded off to the nearest million.

Non-Consolidated Interim Financial Statements

1.Non-Consolidated Interim Balance Sheets (Unaudited)

The Bank of Yokohama, Ltd.
September 30,2003 and 2002

	Millions of yen		Thousands of U.S.dollars
	2003	2002	2003
ASSETS:			
Cash and due from banks	¥ 318,817	¥ 391,300	$ 2,865,771
Call loans	612	172,290	5,501
Other debt purchased	131,739	4,841	1,184,171
Trading assets	73,694	50,910	662,418
Securities	1,343,209	1,110,942	12,073,789
Loans and bills discounted	7,903,195	7,727,242	71,039,955
Foreign exchanges	6,498	7,169	58,409
Other assets	93,376	80,036	839,335
Premises and equipment	148,646	138,870	1,336,144
Deferred tax assets	103,924	140,463	934,148
Customers' liabilities for acceptances and guarantees	250,128	322,860	2,248,342
Allowance for possible loan losses	(84,953)	(92,900)	(763,623)
TOTAL	¥10,288,885	¥10,054,023	$92,484,360
LIABILITIES:			
Deposits	9,137,736	8,826,415	82,136,953
Call money	367	243	3,299
Trading liabilities	3,193	4,544	28,701
Borrowed money	165,059	195,149	1,483,676
Foreign exchanges	154	43	1,384
Subordinated bonds	65,000	45,000	584,270
Bonds with warrants	60,000	60,000	539,326
Other liabilities	92,725	125,292	833,483
Reserve for possible losses on collateralized real estate		8,469	
Deferred tax liabilities for land revaluation excess	22,551	23,149	202,706
Acceptances and guarantees	250,128	322,860	2,248,342
Total liabilities	9,796,913	9,611,164	88,062,140
STOCKHOLDERS' EQUITY:			
Capital stock	184,807	184,803	1,661,186
Capital surplus	146,424	146,282	1,316,171
Retained earnigs:			
Legal reserve	35,935	34,512	323,011
Unappropriated	91,920	61,518	826,247
Land revaluation excess	33,227	32,604	298,670
Net unrealized loss on available-for-sale securities	8	(16,719)	72
Treasury stock	(349)	(141)	(3,137)
Total stockholders' equity	491,972	442,859	4,422,220
TOTAL	¥10,288,885	¥10,054,023	$92,484,360

Note:U.S.dollar amounts are translated,for convenience only,
at the rate of ¥111.25=$1.00, as of Sept.30,2003.

Note: The amounts are presented in millions of yen and are rounded off to the nearest million.

2. Non-Consolidated Interim Statements of Income (Unaudited)

The Bank of Yokohama, Ltd.

Six months ended September 30,2003 and 2002

	Millions of yen		Thousands of U.S.dollars
	2003	2002	**2003**
INCOME:			
Interest on:			
Loans and discounts	**¥ 79,397**	¥ 78,291	**$ 713,681**
Securities	**7,306**	9,460	**65,672**
Other	**757**	1,365	**6,805**
Fees and commissions	**19,211**	16,762	**172,683**
Trading profits	**245**	455	**2,202**
Other operating income	**14,696**	7,991	**132,099**
Other income	**7,970**	3,987	**71,640**
Total income	**129,582**	118,311	**1,164,782**
EXPENSES:			
Interest on:			
Deposits	**1,438**	2,467	**12,926**
Other	**3,272**	5,871	**29,411**
Fees and commissions	**4,699**	4,368	**42,238**
Trading losses	**1**	65	**9**
Other operateing expenses	**7,883**	2,695	**70,859**
General and administrative expenses	**46,377**	48,299	**416,872**
Other expenses	**31,156**	50,009	**280,054**
Total ordinary expenses :	**94,826**	113,774	**852,369**
INCOME BEFORE INCOME TAXES	**34,756**	4,537	**312,413**
INCOME TAXES:			
Current	**71**	54	**638**
Deferred	**14,606**	1,495	**131,290**
Total income taxes	**14,677**	1,549	**131,928**
INTERIM NET INCOME	**¥ 20,079**	¥ 2,988	**$ 180,485**

Note:U.S.dollar amounts are translated,for convenience only,
at the rate of ¥111.25=$1.00, as of Sept.30,2003.

Note: The amounts are presented in millions of yen and are rounded off to the nearest million.

Board of Directors and Corporate Auditors As of November 30, 2003

President and CEO
Sadaaki Hirasawa

Management Section

Representative Director and CRO
Kazumi Shimizu

Representative Director and CIO
Chiyuki Okubo

Director and CPO
Yoshio Ota

Directors
Norito Ikeda

Marketing Section

Director and COO
Yasunaka Fujikawa

Director and Managing Executive Officers
Koichi Okubo
Masuo Yokota

Managing Executive Officers
Kazutaka Tsumura
Kiyohito Imai
Toshiyuki Nakamura
Shinobu Suzuki

Executive Officers
Soichi Ushijima
Masaji Kurihara
Yasuhiko Teramura

Corporate Auditors

Hiroshi Hayakawa
Jun Okura
Shinsuke Kobayashi
Yutaka Ueno

CEO=Chief Executive Officer
CRO=Chief Risk-managing Officer
COO=Chief Operating Officer
CIO=Chief Information Officer
CPO=Chief Personnel Officer

International Network As of November 30, 2003

JAPAN

Head Office
1-1,Minatomirai 3-chome,
Nishi-ku,Yokohama,
Kanagawa 220-8611,Japan
Tel :81(45)225-1111
Fax :81(45)225-1160
URL:http://www.boy.co.jp/

Tokyo Office
8-2,Nihonbashi 2-chome,
Chuo-ku,Tokyo 103-0027,Japan
Tel :81(3)3272-4171

ASIA

Hong Kong
Representative Office
Suites 2113- 15,Jardine House,
Connaught Place 1,Central,
Hong Kong,S.A.R.,
People 's Republic of China
Tel :852- 2523- 6041
Fax :852- 2845- 9022
Chief Representative
Hironori Nakajima

Shanghai
Representative Office
Room No.1411,Ruijin Building,
205 Mao Ming Nan Lu,Shanghai,
People 's Republic of China
Tel :86 (21)6472- 5930
Fax :86 (21)6472- 9255
Chief Representative
Masahiro Nakazawa

NORTH AMERICA

New York
Representative Office
405 Park Avenue,Suite 1101
New York,NY 10022,U.S.A.
Tel :1 (212)750- 0022
Fax :1 (212)750- 8008
Chief Representative
Shoichi Ohama

EUROPE

London
Representative Office
40 Basinghall Street,
London EC2V 5DE,U.K.
Tel :44 (20)7628- 9973
Fax :44 (20)7638- 1886
Chief Representative
Masaki Kimura

Corporate Data As of September 30,2003

Date of Establishment
December 16, 1920

Number of Branches and Offices
189
Domestic: 185
Overseas: 4

Number of Employees
3,695

Paid-in Capital
¥184,807 million

Capital Adequacy Ratio(Consolidated)
10.83%

Number of Stockholders
30,927
(Incomplete stock units are not included)

Stock Listing
First Section of the Tokyo Stock Exchange

Head Office
1-1,Minatomirai 3-chome,
Nishi-ku,Yokohama,
Kanagawa 220-8611,Japan
Tel :81(45)225-1111
Fax :81(45)225-1160

THE BANK OF YOKOHAMA, LTD

1-1,Minatomirai 3-chome,Nishi-ku,Yokohama,Kanagawa 220-8611,Japan

Internet URL Address: http://www.boy.co.jp/

E-mail: iroffice@hamagin.co.jp

April 22, 2004

To Whom It May Concern:

Company Name: The Bank of Yokohama Ltd.
Name of Representative: Sadaaki Hirasawa
(Code No. 8332, 1st Section of Tokyo Stock Exchange)

Re: Proposal for Sales in the Market and Purchase Retirement, etc. of the Public Funds (Preferred Stocks)

Regarding preferred stocks of ¥100 billion, which were subscribed in March 1999 by the RCC through the Deposit Insurance Corporation of Japan under "the Law of Emergency Measures for Early Strengthening of Financial Functions (Early Strengthening Law)", the Bank has recently proposed the related authorities concerned for sales in the market and purchase retirement, etc., and we hereby announce it.

By the said measure, the Bank will repay the entire amount of the public funds, including subordinated loans of ¥120 billion already paid (including the payment of ¥50 billion as of May 11, 2004, already approved).

1. On Sales in the Market

(1) Method of Sales in the Market

① The method will be based on the assumption that the exercise of conversion rights by the RCC is approved by the Deposit Insurance Corporation of Japan and the common stocks converted as such are sold (offered) in the market. Upon sales, such stocks will be sold toward a wide range of investors both in Japan and abroad as much as possible.

② Part or all of the 1st Preferred Stocks of ¥70 billion, which acceptable period of conversion into common stocks already started (specific amount shall be determined through the negotiation with the related authorities taking into consideration of the market conditions, etc.).

(2) Reasons for Proposing Sales of Common Stocks in the market

① The Bank has focused on market principles as part of its management and has made efforts to expand the base of shareholders along with improvements in performance. To shift to financing from the capital market this time is in line with the management policy of the Bank, and it is deemed to contribute to the soundness and stabilization of the Japanese financial system as a whole.

② In addition, compared with unlisted preferred stocks, by having them converted into common stocks, which, with higher liquidity and transparency, will be able to attract a wide range of investors, from regional individual investors to domestic and foreign institutional investors, through which the Bank can expect the expansion of its base of investors.

(3) Time of Sales in the market

While avoiding imposing any burden in the nation, we will conduct negotiation with the related authorities to complete sales as soon as possible, by assessing market conditions.

2. On Purchase Retirement, etc.

(1) Method of Purchase

① The Bank will conduct purchases under the condition that the Bank receives approval to establish a frame of acquisition of repurchased stocks at the annual stock holders meeting of the Bank to be held in June 2004.

② All of the 2nd Preferred Stocks of ¥30 billion and the stocks excluding the portion being sold in the market under 1. as described above among the 1st Preferred Stocks of ¥70 billion.

③ Regarding the 2nd Preferred Stocks of ¥30 billion, retirement shall be made as a result of retained earnings as soon as possible after the purchase. In addition, regarding the 1st Preferred Stocks of ¥70 billion, excluding the portion sold in the market, we will also consider holding them as treasury stocks, taking into consideration in the market conditions, in order to keep future flexibility in our capital policy.

(2) Time of Purchase

In order to carry out purchasing as soon as possible after the conclusion of the annual stock holders meeting, we will proceed with negotiation with the related authorities.

<Reference> Summary of Preferred Stocks

(1) 1st Preferred Stock

① Total amount issued:	¥70 billion
② Issue price:	¥500 per share
③ Number of shares issued:	140 million shares
④ Dividend to preferred stockholders:	5 Yen 66 Sen (dividend yield: 1.13%) per share
⑤ Distribution of remaining assets:	¥500 per share
⑥ Conversion price:	397 Yen 90 Sen (Note) upward or downward adjustment may be made (minimum conversion price during the year : ¥168)
⑦ Adjustment date of conversion price:	Every July 31 until July 31, 2008
⑧ Period for conversion request acceptable:	From August 1, 2001 to July 30, 2009
⑨ Simultaneous conversion date:	July 31, 2009

(2) 2nd Preferred Stock

① Total amount issued:	¥30 billion
② Issue price:	¥500 per share
③ Number of shares issued:	60 million shares
④ Dividend to preferred stockholders:	9 Yen 46 Sen (dividend yield: 1.89%) per share
⑤ Distribution of remaining assets:	¥500 per share
⑥ Conversion price:	397 Yen 90 Sen (Note) upward or downward adjustment may be made (minimum conversion price during the year : ¥168)
⑦ Adjustment date of conversion price:	Every July 31 until July 31, 2008
⑧ Period for conversion request acceptable:	From August 1, 2004 to July 30, 2009
⑨ Simultaneous conversion date:	July 31, 2009

Exhibit A-7

Jan. 30, 2004

The Bank of Yokohama, Ltd.
(Code 8332)

四半期情報の開示について

Financial Information for 3rd Quarter of the Fiscal Year ending March 31, 2004

1. Credits disclosed under the Financial Reconstruction Law (Non-consolidated)

(Unit:0.1billion yen)

	Dec.31.2003	Jun.30.2003	Sep.30.2003
Unrecoverable or Valueless 破産更生債権及びこれらに準ずる債権	571	699	538
Doubtful 危険債権	2,028	1,950	2,117
In need of special caution 要管理債権	1,086	1,253	1,094
Total	3,686	3,903	3,750

2. Capital ratio (based on domestic standards)

	Mar.31.2004 (Planning)	<Reference> Sep.30.2003 (Results)
Capital ratio (consolidated) 連結自己資本比率	10%low	10.83%
Tier I capital ratio (consolidated) 連結 Tier I 比率	7%low	7.00%

3. Gains or Losses from valuation of marketable securities (Non-consolidated)

Gains/Losses

(Unit:0.1billion yen)

	Dec.31.2003				Jun.30.2003				Sep.30.2003			
	Market Value 時価	Gains or Losses from Valuation 評価差額	Gains うち益	Losses うち損	Market Value 時価	Gains or Losses from Valuation 評価差額	Gains うち益	Losses うち損	Market Value 時価	Gains or Losses from Valuation 評価差額	Gains うち益	Losses うち損
Securities その他有価証券	12,160	27	395	367	16,089	△204	217	421	13,080	0	294	293
Stocks 株式	1,820	113	380	267	1,792	△200	173	374	1,733	△9	256	266
Bonds 債券	8,585	△84	8	93	12,226	△18	25	43	9,359	5	25	20
Others その他	1,753	△1	5	6	2,071	14	17	3	1,987	4	11	6

(Unit:0.1billion yen) (Unit:0.1billion yen)

	Dec.31.2003 Book Value 帳簿価額	Dec.31.2003 Gains or Losses from Valuation 含み損益	Gains うち益	Losses うち損	Jun.30.2003 Book Value 帳簿価額	Jun.30.2003 Gains or Losses from Valuation	Gains うち益	Losses うち損	Sep.30.2003 Book Value 帳簿価額	Sep.30.2003 Gains or Losses from Valuation	Gains うち益	Losses うち損
Bonds held to Maturity 満期保有目的の債券	152	△0	0	1	191	△0	0	1	155	△1	0	1

4. Derivative transactions (Non-consolidated)

(1) Interest related transactions

(Unit:0.1billion yen) (Unit:0.1billion yen)

	Transaction Type 種類	Dec.31.2003 Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益	Jun.30.2003 Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益	Sep.30.2003 Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益
Market 取引所	Futures 金利先物	25	0	0	49	△0	△0	237	0	0
OTC 店頭	Interest rate swaps 金利スワップ	12,399	△2	33	10,828	△6	△6	11,527	△0	35
	Others その他	1,098	△1	9	1,077	△0	11	1,109	△2	8
Total				43			4			44

(2) Currency related transactions

(Unit:0.1billion yen) (Unit:0.1billion yen)

	Transaction Type 種類	Dec.31.2003 Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益	Jun.30.2003 Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益	Sep.30.2003 Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益
OTC 店頭	Currency swaps 通貨スワップ	731	△6	△6	724	△20	△20	674	△10	△10
	Forward contract 為替予約	365	1	1	197	△0	△0	401	0	0
	Currency options 通貨オプション	185	0	0	300	2	0	284	1	1

(3) Stocks related transactions

Not Applicable

(4) **Bonds related transactions**

(Unit:0.1billion yen)

	Transaction Type	Dec.31.2003			Jun.30.2003			Sep.30.2003		
		Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益	Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益	Contract Amount 契約額等	Market Value 時価	Gains or losses from valuation 評価損益
Market 取引所	Bonds futures 債券先物	157	0	0	355	1	1	53	△0	△0
	Bonds option 債券ｵﾌﾟｼｮﾝ	—	—	—	155	△0	△0	—	—	—
	Bonds future option 債券先物ｵﾌﾟｼｮﾝ	15	0	—	30	△0	△0	—	—	—
OTC 店頭	Bond OTC option 債券店頭ｵﾌﾟｼｮﾝ	86	△0	0	360	△2	3	—	—	—
Total				0			4			△0

(5) **Commodity related transactions**

Not Applicable

(6) **Credit derivative transactions**

Not Applicable

5. **Domestic deposits/Domestic loans and bills discounted (Non-consolidated)**

(Unit:0.1billion yen)

		Dec.31.2003	Dec.31.2002	Sep.30.2003
Deposits (individuals)	国内個人預金	69,218	68,330	67,593
Of which liquidity deposit	うち流動性預金	38,737	35,657	36,513
Of which term deposit	うち定期性預金	29,835	32,012	30,495
Deposits(corporation)	国内法人預金	17,078	16,525	19,738
Deposits(others)	国内その他預金	2,387	2,402	3,046
Total	国内預金合計	88,684	87,257	90,378
Loans and bills discounted	国内貸出金	77,599	75,293	79,011

Exhibit A-8

RECEIVED
2004 JUL 29 A 9:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Progress Report
on
Corporate Revitalization Plan

(Selected tables from the original Japanese report)

December,2003
The Bank of Yokohama Ltd.

Contents

(Table1-1) Financial projection (Non-consolidated)

		Results of March Term 2002	Results of March Term 2003	Results of September Term 2003	Remark	Plan for March Term 2004
(Balance information)						(Unit: 0.1billion yen)
Total Assets	総資産	100,394	99,467	101,003		99,492
Loans and bills discounted	貸出金	74,964	75,040	75,654		76,039
Investment securities	有価証券	12,391	12,483	15,115		14,192
Trading assets	特定取引資産	1,209	980	781		1,000
Deferred tax assets	繰延税金資産	1,417	1,321	1,039		1,097
Total Liabilities	総負債	95,727	94,827	96,483		94,643
Deposits/Negotiable CDs	預金・NCD	86,894	87,175	89,922		88,113
Bonds	債券	-	-	-		-
Trading liabilities	特定取引負債	0	0	0		0
Deferred tax liabilities	繰延税金負債	-	-	-		-
Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	233	225	225		225
Total stockholder's equity	資本勘定計	4,475	4,518	4,919		4,861
Common stock and preferred	資本金	1,847	1,848	1,848		1,848
Capital surplus	資本準備金	1,462	1,462	1,464		1,462
Other capital surplus	その他資本剰余金	-	-	-		-
Retained earnings: Legal reserve	利益準備金	330	345	359		359
Retained earnings: Others	剰余金 (注)	666	737	919		1,006
Land revaluation excess	土地再評価差額金	329	332	332		332
Net unrealized gain/(loss) on available for sale securities	その他有価証券評価差額金	▲ 161	▲ 202	0	①	▲ 143
Treasury stock	自己株式	▲ 0	▲ 3	▲ 3		▲ 3
(Income)						(Unit: 0.1billion yen)
Gross operating income	業務粗利益	2,025	1,949	1,043		1,955
Interest income	資金運用収益	1,946	1,785	874		1,766
Interest expenses	資金調達費用	290	145	47		114
Fees and commissions	役務取引等利益	258	261	145		273
Trading profit	特定取引利益	6	8	2		5
Other operating income	その他業務利益	104	39	68		25
Of which from gains or losses on government bonds and other bonds	国債等債券関係損(▲)益	72	▲ 45	▲ 55		▲ 22
Net business profit(before transfer to allowance for possible loan losses)	業務純益(一般貸倒引当金繰入前)	1,081	1,048	607		1,055
	業務純益	1,080	1,110	615		1,055
Transfer to general allowance for possible loan losses	一般貸倒引当金繰入額	0	▲ 61	▲ 7	②	0
Expenses	経費	943	900	435		900
Personnel	人件費	403	352	163		316
Facilities	物件費	481	492	244		524
Disposal of bad debts	不良債権処理損失額	502	498	247		400
Gains or losses on securities	株式等関係損(▲)益	▲ 187	▲ 295	▲ 0		▲ 100
Losses on devaluation of securities	株式等償却	200	332	0		100
Ordinary profit	経常利益	342	253	340	③	504
Special gains	特別利益	0	36	32		0
Special losses	特別損失	13	9	24		30
Income taxes-current	法人税、住民税及び事業税	0	12	0		6
Income taxes deferred	法人税等調整額	123	116	146		184
Net income	税引後当期利益	204	151	200	③	284
(Cash dividends)						(Unit:0.1billion yen, %)
Profit available for dividend	配当可能利益	421	442			716
Dividend	配当金総額(中間配当を含む)	70	70	-	④	70
Dividend on common stock	普通株配当金	56	56	-		56
Preferred stock for public fund	優先株配当金<公的資金分>	13	13	-		13
Preferred stock for private fund	優先株配当金<民間調達分>	-	-	-		-
Dividend ratio (common stock)	1株当たり配当金(普通株)	5円	5円	-		5円
Dividend ratio(preferred stock for public fund)	配当率(優先株<公的資金分>)	1.36	1.36	-		1.36
Dividend ratio(preferred stock for private fund)	配当率(優先株<民間調達分>)	-	-	-		-
Dividend payout ratio	配当性向	29.80	41.19	-		21.03

		Results of March Term 2002	Results of March Term 2003	Results of September Term 2003	Remark	Plan for March Term 2004
(Management indicators)						(%)
Yield on assets (A)	資金運用利回(A)	2.16	1.98	1.89		1.95
Loans and bills discounted (B)	貸出金利回(B)	2.19	2.08	2.09		2.07
Securities	有価証券利回	1.66	1.50	0.96		1.16
Total funding cost (C)	資金調達原価(C)	1.35	1.15	1.03		1.11
Deposits and NCD (D)	預金利回(含むNCD)(D)	0.16	0.04	0.03		0.03
Operating expenses (E)	経費率(E)	1.08	1.02	0.96		1.02
Personnel ratio	人件費率	0.46	0.40	0.35		0.36
Facilities ratio	物件費率	0.55	0.56	0.54		0.60
Net interest margin(A)-(C)	総資金利鞘(A)-(C)	0.81	0.83	0.86		0.84
Interest margin between loans and deposits(B)-(D)-(E)	預貸金利鞘(B)-(D)-(E)	0.95	1.01	1.10		1.02
Non-interest income ratio	非金利収入比率	18.23	15.86	20.67		15.49
OHR (Expenses/Gross operating income)	OHR(経費/業務粗利益)	46.60	46.20	41.76		46.03
ROE(Net business profit credit cost/Stockholder's equity<Average balance>)	ROE(一般貸引前業務純益/資本勘定<平残>)	24.07	23.31	25.67		22.49
ROA	ROA(注)	1.07	1.05	1.22		1.08

*Mar.2003 Net business profit before credit cost/Total assets(Average balance)

*Mar.2004～Mar.2007 Net business profit before credit cost/Total assets-customers' liabilities for acceptance and guarantees(Average balance)

(Table1-2) Financial projection (Consolidated)

		Results of March Term 2003	Results of September Term 2003	Remark	Plan for March Term 2004
(Balance Information)					(Unit:0.1billion yen)
Total assets	総資産	106,727	104,493		106,382
Loans and bills discounted	貸出金	78,330	79,014		80,973
Investment securities	有価証券	14,922	13,471		14,242
Trading assets	特定取引資産	725	736		650
Deferred tax asstes	繰延税金資産	1,395	1,101		1,019
Total liabilities	総負債	102,094	99,546		101,254
Deposits/Negotiable CDs	預金・NCD	94,335	91,113		90,385
Bonds	債券	-	-		-
Trading liabilities	特定取引負債	41	31		30
Deferred tax liabilities	繰延税金負債	-	-		-
Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	225	225		255
Minority interest stockholders' equity	少数株主持分	61	44		46
Total stockholders' equity	資本勘定計	4,572	4,902		5,082
Common stock and preferred	資本金	1,848	1,848		1,848
Capital surplus	資本剰余金	1,462	1,464		1,464
Earned surplus	利益剰余金	1,136	1,261		1,441
Land revaluation excess	土地再評価差額金	332	332		332
Net unrealized gain/(loss) on available for sale securities	その他有価証券評価差額金	▲ 203	▲ 0		0
Foreign currency adjustment	為替換算調整勘定	▲ 0	▲ 0		0
Treasury stock	自己株式	▲ 3	▲ 3		▲ 3
(Income)					(Unit:0.1billion yen)
Total ordinary income	経常収益	2,854	1,293		2,500
Interest income	資金運用収益	1,776	874		1,760
Fees and commissions	役務取引等収益	389	205		425
Trading profit	特定取引収益	9	2		5
Other operating income	その他業務収益	563	152		210
Other ordinary income	その他経常収益	115	59		100
Total ordinary expenses	経常費用	2,582	945		1,850
Interest expenses	資金調達費用	152	47		95
Fees and commissions	役務取引等費用	84	34		85
Trading losses	特定取引費用	1	0		0
Other operating losses	その他業務費用	459	79		135
General and administrative expenses	営業経費	988	470		950
Other expenses	その他経常費用	895	314		585
Net write-off of loans	貸出金償却	410	156		270
Transfer to allowance for possible loan losses	貸倒引当金繰入額	71	101		160
Net transfer to general allowance for possible loan losses	一般貸倒引当金純繰入額	▲ 37	4		0
Net transfer to specific allowance for possible loan losses	個別貸倒引当金純繰入額	110	96		160
Ordinary profit	経常利益	271	348		650
Special gains	特別利益	60	39		65
Special losses	特別損失	23	24		30
Income before income taxes and minority interests	税金等調整前当期純利益	308	363		685
Income taxes-current	法人税、住民税及び事業税	24	13		12
Income taxes-deferred	法人税等調整額	110	145		284
Income from minority interests in consolidated subsidiaries	少数株主利益	5	6		9
Net income	当期純利益	168	197		380

(Table2-1) BIS capital ratio (based on domestic standards)

(Non-consolidated)

(Unit:0.1billion yen)

		Results of March Term 2002	Results of March Term 2003	Results of September Term 2003	Remark	Plan for March Term 2004
Common stock and preferred	資本金	1,847	1,848	1,848		1,848
Preferred stock(non-cumulative)	うち非累積的永久優先株	500	500	500		500
Capital surplus	資本準備金	1,462	1,462	1,464		1,462
Other capital surplus	その他資本剰余金	-	-	-		-
Transfer to legal reserve	利益準備金	345	359	359		373
Appropriated retained earnings	任意積立金	523	593	657		861
Net inome carry-forward	次期繰越利益	58	58	261		60
Others	その他	0	▲0	▲0		0
Of which preferred securities	うち優先出資証券	-	-	-		-
Net unrealized loss on available for sale securities	その他有価証券の評価差損	161	202	-		143
Treasury stock	自己株式	0	3	3		3
Tier I capital	Tier I 計	4,075	4,116	4,587	①	4,458
(Of which tax effect amount)	(うち税効果相当額)	(1,417)	(1,321)	(1,039)		(1,097)
Unrealized gains of securities	有価証券含み益	-	-	-		-
Land revaluation excess	土地再評価益	253	250	251		250
General allowance for possible loan losses	一般貸倒引当金	354	292	284		292
Perpetual subordinated loans	永久劣後債務	800	800	500		0
Others	その他		-	-		-
Upper Tier II	Upper Tier II 計	1,407	1,343	1,035		542
Fixed term subordinated debt/loan	期限付劣後債務・優先株	1,349	1,249	1,450		1,350
Others	その他	-	-			-
Lower Tier II	Lower Tier II 計	1,349	1,249	1,450		1,350
Tier II capital	Tier II 計	2,757	2,593	2,485		1,892
	(うち自己資本への算入額)	(2,757)	(2,593)	(2,485)		(1,892)
Tier III capital	Tier III	-	-	-		-
Deductions	控除項目	8	8	8		8
Owned capital	自己資本合計	6,825	6,701	7,064	②	6,342

(Unit:0.1billion yen)

Risk-weighted assets	リスクアセット	64,701	65,540	65,423	③	66,500
Of which, on balanced	オンバランス項目	62,042	63,937	63,663		65,000
Of which, off balanced	オフバランス項目	2,659	1,602	1,760		1,500
Others	その他	-	-	-		-

(%)

Capital ratio	自己資本比率	10.54	10.22	10.79		9.53
Tier I capital ratio	Tier I 比率	6.29	6.28	7.01		6.70

(Table2-2) BIS capital ratio (based on domestic standards)

(Consolidated)

(Unit:0.1billion yen)

		Results of March Term 2002	Results of March Term 2003	Results of September Term 2003	Remark	Plan for March Term 2004
Common stock and preferred	資本金	1,847	1,848	1,848		1,848
Preferred stock(non-cumulative)	うち非累積的永久優先株	500	500	500		500
Capital surplus	資本剰余金(注1)	1,462	1,462	1,464		1,462
Earned surplus	利益剰余金(注2)	961	1,065	1,261		1,263
Minority interests stockholders' equity	連結子会社の少数株主持分	108	62	44		40
Net unrealized loss on available for sale securities	その他有価証券の評価差損	153	204	0		143
Treasury stock	自己株式	2	3	3		3
Foreign currency adjustment	為替換算調整勘定	0	▲ 0	▲ 0		0
Others	その他	-	-	-		-
Tier I capital	Tier I 計	4,223	4,231	4,614	①	4,467
(Of which tax effect amount)	(うち税効果相当額)	(1,478)	(1,395)	(1,101)		(1,160)
Unrealized gains of securities	有価証券含み益	-	-	-		-
Land revaluation excess	土地再評価益	253	250	251		250
General allowance for possible loan losses	一般貸倒引当金	379	340	334		340
Perpetual subordinated loans	永久劣後債務	800	800	500		0
Others	その他	-	-			-
Upper Tier II	Upper Tier II 計	1,433	1,391	1,085		590
Fixed term subordinated debt/loan	期限付劣後債務・優先株	1,349	1,249	1,450		1,350
Others	その他	-	-			-
Lower Tier II	Lower Tier II 計	1,349	1,249	1,450		1,350
Tier II capital	Tier II 計	2,783	2,641	2,535		1,940
	(うち自己資本への算入額)	(2,783)	(2,641)	(2,535)		(1,940)
Tier III capital	Tier III	-	-	-		-
Deductions	控除項目	8	8	14		8
Owned capital	自己資本合計	6,998	6,863	7,135	②	6,399

(Unit:0.1billion yen)

Risk-weighted assets	リスクアセット	65,281	66,503	65,875	③	67,000
Of which, on balanced	オンバランス項目	62,106	64,441	63,693		65,000
Of which, off balanced	オフバランス項目	3,174	2,062	2,181		2,000
Others	その他	-	-	-		-

(%)

Capital ratio	自己資本比率	10.72	10.32	10.83		9.55
Tier I capital ratio	Tier I 比率	6.47	6.36	7.00		6.66

(Table 5) Income by unit

(Non-consolidated) (Unit: 0.1billion yen)

	Results of March Term 2003	Results of September Term 2003	Remark	Plan for March Term 2004
Domestic	760	441		873
Corporation	614	342		682
Local governments/Financial institusion	43	18		35
Individals	103	81		155
Overseas	0	0		▲ 0
Treasury and Capital Markets	329	201		329
Trading	8	1		4
Net investment	29	13		24
ALM	292	188		301
Others	▲ 40	▲ 35		▲ 61
Total	1,048	607		1,140

(Consolidated) (Unit: 0.1billion yen)

	Results of March Term 2003	Results of September Term 2003	Remark	Plan for March Term 2004
Domestic	760	441		873
Corporation	614	342		682
Local government/Financial institusions	43	18		35
Individuals	103	81		155
Overseas	0	0		▲ 0
Treasury and Capital Market	329	201		329
Trading	8	1		4
Net investment	29	13		24
ALM	292	188		301
Others	▲ 40	▲ 35		▲ 61
Total	1,048	607		1,140
Transfer to general allowance for possible loan losses(▲)	▲ 61	▲ 7		0
Disposal of bad debts(▲)	498	247		400
Losses on devaluation of securities(▲)	332	0		▲ 50
Others	▲ 26	▲ 27		▲ 50
Ordinary profit (Non-consolidated)	253	340		640
Ordinary profit (Of which consolidated subsidiary)	5	0		9
Consolidation adjustment	13	7		1
Ordinary profit(consolidated)	271	348		650

*Euro yen impactloan is appropriated at domestic division.

(Table 6) Restructuring plan

	Results of March Term 2002	Results of March Term 2003	Results of September Term 2003	Remark	Plan for March Term 2004
Number of directors and employees					
Number of directors	12	11	12		12
Of which director	8(1)	7	8(1)		8
Of which auditor	4(1)	4(1)	4(1)		4(1)
Number of employees	4,269	3,869	3,695		3,447

*Registered employees excluding contract employees and temporary recruited.

Branches

Headoffice and branches (Domestic)	157	157	159		162
(Overseas)	0	0	0		0
Overseas subsidiaries	0	0	0		0

*Excluding sub-branches,agencies,instored branch, branch specialized in transfering money, ATM.

*Excluding sub-branches and representative offices.

		Results of March Term 2002	Results of March Term 2003	Results of September Term 2003	Remark	Plan for March Term 2004
(Personnel expenses)						
Personnel expenses	(millions of yen)	40,384	35,252	16,305		31,600
Of which remuneration	(millions of yen)	23,642	21,257	9,771		19,300
Average monthly salary of employees	(thousands of yen)	439	436	427		436

*Average age of the employee is 39.0 years old(as of September,2003)

(Salary and bonus for directors)

Salary and bonus for directors	(millions of yen)	189	201	92		214
Of which salary	(millions of yen)	189	201	92		214
Of which bonus	(millions of yen)	0	0	0		0
Average salary and bonus for direcotrs	(millions of yen)	18	18	18		19
Average retirement allowance for directors	(millions of yen)	56	47	71		58

(Facilities expenses)

Facilities expenses	(millions of yen)	48,185	49,219	24,485		52,400
Of which IT expenses	(millions of yen)	10,555	11,086	6,636		14,200
Excluding IT expenses	(millions of yen)	37,630	38,133	17,849		38,200

*Including leasing expenses.

(Personnel expenses+Facilities expenses)

Personnel expenses+Facilities expenses	(millions of yen)	88,569	84,471	40,791		84,000

(Table7) Subsidiaries and affiliates

(Unit:0.1billion yen)

Company Names	Established	President	Primary business	Recent fiscal year ended	Total assets	Debts	Debts from the bank	Shareholders 'equity	The capital from the bank	Net operating income	Net income	Subsidiary orAffiliate
Hamagin Finance Co Ltd	Sep.1979	Takeshi Tomita	Leasing business, Cash management	Sep.2003	987.8	839.4	554.2	58.3	0.40	10.1	6.6	Affiliate
Yokohama Capital Co Ltd	Mar.1984	Tooru Chiba	Venture capital business, M&A consulting	Sep.2003	51.4	50.5	50.5	0.8	1.05	▲ 1.7	▲ 0.8	Subsidiary
Hamagin Mortgage Securities Co Ltd	Apr.1988	Tatsuo Yamaguchi	Mortgage securities busines	Sep.2003	214.2	224.3	224.3	▲ 12.7	0.05	▲ 6.8	▲ 5.9	Subsidiary

(Unit: million of US dollar)

Yokohama Finance Cayman Limited	Nov.1992	Masayuki Ito	Investment business	Jun.2003	9.3	9.3	8.3	0.0	0.01	0.0	0.0	Subsidiary

*1 Only the subsidiary and affiliates which borrowed over 0.1 million yen from the Bank of Yokohama are indicated in these tables.

*2 Based on The Bank of Yokohama's consolidated financial results.

*3 Debts from the bank includes guarantees.

*4 For the subsidiary or affiliate reporting Operating losses, Net losses or Retained losses, projection of income in the group strategy of Bank of Yokohama are described below.

Company Names	Future Prospect
Yokohama Career Services Co Ltd	Operating loss due to the payment of social security. We continue to strengthen our asset quality and cut our cost and we estimate that net income will be generated in the end of fiscal-year. *We win a mandate from the bank regarding management operations and payroll operation on August 2003.
Yokohama Capital Co Ltd	Because we booked net unrealized loss on available for sale securities,we booked operating loss on the first half of the year. We continue to strengthen our sales activities by investing venture capital and M&A activities, and estimate to get into the black in the end of the fiscal-year.
Hamagin Mortgage Securities Co Ltd	Net operating loss and negative shareholders equity due to strict valuation of assets. We continue to strength our asset quality and cut our cost.

*5 Description of the company currently excluding our subsidiaries and affiliates.

Company Names	Reason	Date of exclusion
Hamagin Finance Co Ltd	Sold 60% of common stock to Sumisho Leasing.	Jun.2003
Yokohama Business Services Co Ltd	Bank of Yokohama merged on Sep.1,2003.	Sep.2003

(Table10) Transition of loan amount

(Balance) (Unit:0.1 billion yen)

		Results of March Term 2003 (A)	Results of September Term 2003 (B)	Remark	Plan forMarch Term 2004 (C)
Domestic loans	including impact loans	78,993	79,011		79,886
	excluding impact loans	78,870	78,912		79,762
Loans to small businesses *	including impact loans	34,428	33,417		33,768
	excluding impact loans	34,343	33,351		33,683
Of which loans with guarantees by credit guarantee corporations		4,340	4,041		3,700
Loans to individuals(excluding corporation)		28,775	29,890		30,848
Of which housing related loans		16,690	17,465		18,565
Others		15,790	15,704		15,270
Overseas loans		27	20		26
Total		79,020	79,031		79,912

*Small business: Capital less than 0.1 billion yen and employees less than 300.

(Unit:0.1 billion yen)

		Results of September Term 2003 (B)-(A)+(D)	Remark	Plan forMarch Term 2004 (C)-(A)+(E)
Domestic loans	including impact loans	1,793		1,593
	excluding impact loans	1,817		1,592
Loans to small businesses	including impact loans	▲ 297		40
	excluding impact loans	▲ 278	※	40

(Unit:0.1billion yen (Loans to small businesses))

	Results of September Term 2003 (D)		Remark	Plan for Fiscal Term 2003 (E)	
Disposal of bad debts	452	(390)			( )
Write off of loans	6	(5)			( )
Partial direct write-offs	206	(191)			( )
Losses on sales of loans to CCPC	19	(0)			( )
Losses on sales of loans to RCC	0	(0)			( )
Losses on sales of loans to other parties	5	(4)			( )
Others	216	(190)			( )
Securitization	782	(0)			( )
Private placements	541	(324)			( )
Subsidiaries	0	(0)			( )
Total	1,775	(714)		700	(700)

*Untaxable direct write-off.

(Table13) Credits disclosed under the Financial Reconstruction law

(Unit:0.1billion yen)

	Results of march Term 2003 (Non-consolidated)	Results of march Term 2003 (Consolidated)	Results of september Term 2003 (Non-consolidated)	Results of september Term 2003 (Consolidated)
Unrecoverable or valueless	506	560	538	583
Doubtful	2,262	2,066	2,117	1,934
In need of special caution	1,267	1,342	1,094	1,159
Subtotal	4,035	3,969	3,750	3,677
Normal	77,279	77,736	77,919	78,809
Total	81,315	81,706	81,669	82,486

Allowances

(Unit:0.1 billion yen)

	Results of march Term 2003 (Non-consolidated)	Results of march Term 2003 (Consolidated)	Results of september Term 2003 (Non-consolidated)	Results of september Term 2003 (Consolidated)
General allowance for possible loan losses	292	340	284	334
Specific allowance for loan losses	540	570	564	584
Specific allowance for certain overseas loans	–	–	–	–
Allowance for possible loan losses (Total)	833	910	849	919
Allowance for possible losses on the sale of claims	18	18	–	–
Specific allowance for loan losses	–	–	–	–
Subtotal	851	928	849	919
Total	851	928	849	919

(Table14) Risk managed loan information

(Unit:0.1billion yen, %)

	Results of March Term 2003 (Non-consolidated)	Results of March Term 2003 (Consolidated)	Results of September Term 2003 (Non-consolidated)	Results of September Term 2003 (Consolidated)
Loans to customers in bankruptcy(A)	149	152	134	134
Past due loans(B)	2,595	2,447	2,501	2,358
Accruing loans contractually past due 3 months or more(C)	151	152	115	116
Restructured loans(D)	1,115	1,190	979	1,043
①Interest rate reduction	47	63	56	72
②Interest payment rescheduled	-	-	-	-
③Loans to financially supported borrowers	-	17	-	-
④Principal payment rescheduled	1,067	1,108	923	970
⑤Others	-	-	-	-
Total(E)=(A)+(B)+(C)+(D)	4,012	3,942	3,730	3,652
Amount of partial direct write-off	2,023	2,149	1,645	1,757
Percentage of risk-managed loans	5.07	5.03	4.72	4.62

(Table15) Bad debts

(Non-consolidated) (Unit:0.1billion yen)

	Results of March Term 2003	Results of September Term 2003	Remark	Plan for March Term 2004
Disposal of bad debts(A)	498	247		400
Net transfer to specific allowance for loan losses	99	103		150
Net write off of loans and others(C)	389	144		250
Net write off of loans	372	138		230
Losses on sale of loans to CCPC	-	-		-
Lossses on sale of loans to RCC	-	-		-
Other losses on sale of loans	5	0		10
Losses on debt forgiveness	-	-		-
Others	12	4		10
Net transfer to allowance for losses on sales of claims	9	-		-
Transfer to specific allowance for loan losses	-	-		-
Transfer to specific allowance for loans for certain refinancing countries	▲ 0	-		-
Transfer to general allowance for possible loan losses(B)	▲ 61	▲ 7		-
Total(A)+(B)	436	239		400

<reference>

Direct write offs by approproation of allowance(D)	251	79		150
Gross direct write offs(C)+(D)	640	223		400

(Consolidated) (Unit:0.1billion yen)

	Results of March Term 2003	Results of September Term 2003	Remark	Plan for March Term 2004
Disposal of bad debts(A)	548	259		450
Net transfer to specific allowance for loan losses	110	96		160
Net write off of loans and others(C)	429	162		290
Net write off of loans	410	156		270
Losses on sale of loans to CCPC	-	-		-
Lossses on sale of loans to RCC	-	-		-
Other losses on sale of loans	7	0		10
Losses on debt forgiveness	-	-		-
Others	12	4		10
Net transfer to allowance for losses on sales of claims	9	-		-
Transfer to specific allowance for loan losses	-	-		-
Transfer to specific allowance for loans for certain refinancing countries	▲ 0	-		-
Transfer to general allowance for possible loan losses(B)	▲ 37	4		-
Total(A)+(B)	511	263		450

<Reference>

Direct write offs by approproation of allowance(D)	258	79		150
Gross direct write offs(C)+(D)	687	242		440

*Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law

(Table17) Bankruptcies

(Unit:0.1billion yen)

Internal rating	Internal ratings 1year before bankruptcies		Internal ratings 6 months before bankruptcies	
	Number of bankruptcies	Amount	Number of bankruptcies	Amount
I	–	–	–	–
II	–	–	–	–
III	–	–	–	–
IV	–	–	–	–
V	–	–	1	0
VI	1	0	–	–
VII	2	8	3	7
VIII	1	0	3	10
IX	10	22	8	13
X	–	–	–	–
X I	4	11	5	10
X II	3	9	5	16
格付なし	5	8	1	0

*No rating includes only personal loans, loans with guarantees by credit guarantee corporations,loans with deposit guarantee.

*Bankruptcies with credit amount less than 50 million yen are excluded.

(Reference) Credits disclosed under the Financial reconstruction Law.

	Results of September 2003 (Unit:0.1billion yen)
Unrecoverable or valueless	538
Doubtful	2,117
In need of special caution	1,094
Normal	77,919
Total	81,670

(Table18-1) Gains or losses from valuation of marketable securities(Sep.2003,Non-consolidated)

Securities (Unit:0.1billion yen)

		Balance	Gains or losses from valuation		
				gains	losses
Held to maturity purpose	Securities	1,265	▲ 1	0	1
	Bonds	1,230	▲ 1	0	1
	Stocks	–	–	–	–
	Others	35	–	–	–
	Money held in trust	–	–	–	–
Subsidiaries	Securities	12	–	–	–
	Bonds	–	–	–	–
	Stocks	12	–	–	–
	Others	0	–	–	–
	Money held in trust	–	–	–	–
Other securities	Securities	13,423	0	294	293
	Bonds	9,359	5	25	20
	Stocks	1,891	▲ 9	256	266
	Others	2,172	4	11	6
	Money held in trust	–	–	–	–

Others (Unit:0.1 billion yen)

	Book value	Market value	Gains or losses from valuation		
				Gains	Losses
Real estate for sale	905	574	▲ 331	80	▲ 411
Other real estate	0	0	0	0	0
Other estate	–	4	4	6	2

*Based on revaluation of land at fair value as of March.1998 under the revaluation Act of land Properties and the law concerning amendment of the Law

(Table18-2) Gains or losses from valuation of marketable securities(Sep.2003,Consolidated)

Securities (Unit:0.1billion yen)

		Balance	Gains or losses from valuation	gains	losses
Held to maturity purpose	Securities	1,265	▲ 1	0	1
	Bonds	1,230	▲ 1	0	1
	Stocks	—	—	—	—
	Others	35	—	—	—
	Money held in trust	—	—	—	—
Subsidiaries, etc	Securities	7	—	—	—
	Bonds	—	—	—	—
	Stocks	7	—	—	—
	Others	—	—	—	—
	Money held in trust	—	—	—	—
Other securities	Securities	13,468	▲ 0	294	294
	Bonds	9,365	5	25	20
	Stocks	1,930	▲ 10	257	267
	Others	2,172	4	11	6
	Money held in trust	—	—	—	—

Others (Unit:0.1billion yen)

	Book value	Market value	Gains or losses from valuation	Gains	Losses
Real estate for sale	1,277	951	▲ 325	79	405
Other real estate	16	11	▲ 5	0	5
Other estate	—	4	4	6	2

*Based on revaluation of land at fair value as of March.1998 under the Revaluaiton Act of Land Properties and the law concerning amendment of the Law.

(Table19) Summary of derivative transactions

(Unit:0.1billion yen)

	Contract or Notional Amount		Credit risk equivalent	
	March.2003	September.2003	March.2003	September.2003
Futures	30	952	—	-
Interest rate swap	10,389	11,536	204	195
Currency swap	897	804	40	40
Forward exchange contracts	396	590	5	10
Interest options purchased	119	117	0	0
Currency options purchased	210	151	4	5
Other derivatives	0	0	0	0
Effect on netting agreement	—	—	0	0
Total	12,041	14,150	254	250

*Figures given above were computed according to capital adequancy guidelines set by BIS.
Transactions for which the original contract has a matuirity of 2 weeks or less are also added.

(Table20) Credit risk (as of Sep.2003)

(Unit:0.1 billion yen)

	Customers with credit rating BBB/Baa or above	Customers with credit rating BB/Ba or below	Others	Total
Credit risk equivalent	223	11	16	250
Credit cost	0	0	0	1
Amount of credit risk	0	0	1	2

*Personal transactions(Foreign currnecy time deposit) Impact loans against corporation without credit ratings.

*Corporation with credit ratings by rating agencies.
Adopt Moody's Investment-grade Speculative-grade(1970-2002).

*Corporation without credit ratings by rating agencies.
Adopt Internal rating.
Internal rating Ⅰ~ Ⅳ (Investment-grade), Internal rating under Ⅴ (Speculative-grade)

Exhibit A-9

October 7, 2003
To Whom It May Concern

Company Name: The Bank of Yokohama, Ltd.
Name of Representative: President and Representative Director: Sadaaki Hirasawa
(Code No. 8332, Listed on First Section of Tokyo Stock Exchange)
Contact: Business Planning Dept., Director of Accounting Office: Yoji Maekawa
(TEL 045-225-1111)

On Correction of Forecast of Business Results and Consolidated Business Results for the Six months ended September 30, 2003

With respect to the forecast of business results and consolidated business results for the Six months ended September 30, 2003, we have corrected these results as follows, and hereby inform you.

1. Correction of Forecast of Business Results for the Six months ended September 30, 2003

(Unit: 0.1 billions of yen)

	Ordinary Profit	Ordinary Profit	Interim net income
Forecast previously announced (A)	1,150	190	100
Correction forecast this time (B)	1,250	330	190
Increases (decreases) (B-A)	100	140	90
Ratio of increase (decrease) (%)	8.7	73.7	90.0

[Reasons for Correction]

In addition to the reinforced earning capacity as a result of thorough sales activities, specialization in regional retailing business, and steady implementation of cost reductions, net business profit (before transfer to reserves for possible loan losses) increases and profits and losses on securities have improved due to gains in the stock market. These are the main reasons for the correction.

2. Correction of Consolidated Business Results in the Year ended September 30, 2003

(Unit: 0.1 billions of yen)

	Ordinary Profit	Ordinary Profit	Interim net income
Forecast previously announced (A)	1,180	190	100
Corrected forecast this time (B)	1,280	340	190
Increases (decreases) (B-A)	100	150	90
Ratio of increase (decrease) (%)	8.5	78.9	90.0

[Reasons for Correction]

With regard to consolidation, this is due to the correction made for the forecast of business results of the parent alone.

3. Forecast of Business Results and Consolidated Business Results in the Year ending March 31, 2004

With regard to the forecast of business results and consolidated business results for the entire financial year, results will be announced in November, when the interim closing will be disclosed.

Thereinabove

Contact for this Matter (Press relations)
The Bank of Yokohama, Business Planning Dept. PR-IR Office
TEL 045 (225) 1141

Exhibit

1. Summary of Forecast of Business Results for the Six months ended September 30, 2003 <Parent alone> (Preliminary figures)

(Unit: 0.1 billions of yen)

	At the time of announcement of closing in May (A)	After this correction (B)	Increases (decreases) (B-A)	(Reference) Six months ended September 30, 2002
Gross operating income	990	1,030	40	988
Expenses	△455	△440	15	△456
Net business profit	535	590	55	531
Disposal of bad debts	△250	△240	10	△264
Profits and losses on securities	△50	△1	49	△192
Ordinary profit	190	330	140	50
Interim net income	100	190	90	30

(Note) 1. Net business profit shows the figure before transfer to reserves for possible loan losses.
2. Disposal of bad debts includes transfer to reserves for possible loan losses.
3. Symbol is entered on the basis of profit.

2. Valuation Difference on "Other Securities" as of the End of September, 2003 <Parent alone> (Preliminary figures)

(Unit: 0.1 billions of yen)

		End of March 2003	End of September 2003	Increases (decreases)	(Reference) End of September 2002
Other Securities		△340	0	340	△285
	Out of which Stocks	△399	△9	390	△344
	Out of which Bonds	49	5	△44	49

3. Capital Ratio as of the End of September 2003 <Consolidation> (Preliminary figures)

	End of March 2003	End of September 2003	(Reference) End of September 2002
Capital ratio (consolidation)	10.32%	Latter half of 10%	10.98%

Thereinabove

Exhibit A-10

RECEIVED
2004 JUL 29 A 9:32
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

September 1, 2003

To Whom It May Concern

Company Name: The Bank of Yokohama Ltd.
Representative: President and Representative Director Sadaaki Hirasawa
(Code No. 8332: Listed in the 1st Section of Tokyo Stock Exchange)

On Submission of Plan for Reinforcement of Functions of Relationship Banking

The Bank of Yokohama Ltd. (President: Sadaaki Hirasawa) submitted, as of August 29, a "Plan for Reinforcement of Functions of Relationship Banking" to the Kanto Local Finance Bureau.

Relationship banking is generally understood as "a business model in which a financial institution accumulates information about customers through maintaining a close relationship with customers over an extended period of time. As a result, the financial institution develops its business by providing financial services, including loans based on this information."

The Bank has aimed at becoming "a bank strongly supported by customers across the region." As a regional financial institution having a home market, which consists of Kanagawa Prefecture and the southwestern part of Tokyo, and based on its basic strategy of specialization in regional retailing, the Bank has developed sales activities, concentrating in its home market.

The Plan for Reinforcement of Functions has formulated an action plan for further strengthening the activities of the Bank conducted so far. With respect to each item, it has further realized a "value-up of financial aspects" and "value-up of shareholders" of the Bank, based on the appropriate risk management and strict compliance, in addition to "value-up of the customers in the region" through provision of added values, which is a pillar of the mid-term business plan "Value-up" that was initiated last April, and "value-up of human resources" of the employees of the Bank.

By carrying out the Plan for Reinforcement of Functions, the Bank will aim at becoming a very sound regional financial institution that positively contributes to the local economy, through the promotion of smoother finance to small business, including initiation, business support, management consultation and support and business rehabilitation in its home market, and securing soundness, improvements in systems and mechanisms for higher profitability.

Additionally, as relates to the summary of the Plan for Reinforcement of Functions, please refer to the "Points of Plan for Reinforcement of Functions" on the following pages and the attached "Summary of Plan for Reinforcement of Functions."

Contact for this Plan (Press relations)
The Bank of Yokohama, Management Planning Department, Public Relations IR Office: 045 (225) 1141

<Points of Plan for Reinforcement of Functions>

– Realization of Mid-term Management Plan "Value-up"--

Based on the Plan for Reinforcement of Functions, during the "concentrated reform period" from the year 2003 to 2004, the Bank will focus on the following matters.

Additionally, for the Bank to carry out the strategy of a regional financial institution more thoroughly than before, we have made efforts at realization, continuously aiming at becoming "a bank strongly supported by its customers across the region" during the mid-term management plan "Value-up."

With regard to the Plan for Reinforcement of Functions, this has the same basic direction as "Value-up." We will strengthen the functions of relationship banking and link the following activities to the achievement of the mid-term management plan through actively promoting the Plan for Reinforcement of Functions, in addition to the implementation of various previous measures.

○ Reinforcement of Support Functions for Creating and Opening of New Businesses

We have handled the smooth supply of funds through the establishment of "Yume Fund," an exclusive financing fund in addition to investments by the "Yume Fund Investment Business Cooperative." The Bank has also participated in "TSUNAMI," a venture company support institution as well as participating in the "Industry Cluster Support Finance Conference" as an organizer of the initial meeting.

In addition to the said activities, we will strengthen collaboration with external institutions as well as consider the handling of loans under new schemes.

With respect to the reinforcement the financing examination system, the credit risk management manager (Risk Manager) has been assigned to each sales block. We will make efforts to improve the ability of proper risk taking and financing examinations at operating branches, as well as assigning investigating personnel within the Financing Department by business category for the purposes of improving the examination ability based on the business characteristics. We will develop human resources that can correctly assess the prospects and technical potential of a company through the holding of seminars for financing and public relations personnel in order to deepen understanding of the characteristics of businesses and the region.

○ Reinforcement of Management Consultation and Support Functions

We have already carried out business matching, assigning an "Information Meister" to each area as well as cooperating in individual consultations and formulation of plans with a view to supporting clients. We are also engaged in consulting and M & A activities, utilizing affiliated companies, including Hamagin Research Institute and Yokohama Capital. We will further promote business matching that utilizes our information network among regional banks.

On the other hand, in terms of improvements in skills to support small businesses, we have been conducting "Information Public Relations Practice Seminars" for the purpose of cultivating personnel who are able to grasp the needs of clients and respond flexibly. We also offer a "Business Topics Open Seminar" to provide business owners with management information.

In the future, in addition to the leveling up of the said activities, we will conduct and maximize the use of training and correspondence courses (e.g., hosted by the Regional Banks Association of Japan), for the purpose of developing human resources that have broad knowledge and consulting abilities concerning small business management. We will also conduct training for contributing to improvements in finance and business management abilities of small business, etc., and dispatch of lecturers to seminars.

○ Reinforcement of New Activities of Small Business Finances

In loan examinations, we will fully consider the credit status, appropriateness of the usage of funds, repayment ability, management ability, etc., of clients and also promote financing not overly dependent on mortgages and guarantees, by utilizing credit scoring models for certain loans. We will continue to develop new types of loan products by reviewing credit scoring models and expand the base of transactions in order to promote financing not overly dependent on mortgages and guarantees.

We will also reinforce activities of privately subscribed bonds, syndicated loans and PFI financing.

○ Reinforcement of Activities for Early Rehabilitation of Business

With respect to supporting business rehabilitation, we have established a Small Business Support Center to strengthen support functions, including support in the formulation of management reform plans and dispatching of personnel. We have also established an internal qualifications verification system to raise the consciousness of support in management reform of financing and public relations personnel.

We will further consider the use of new schemes for early rehabilitation of businesses and also cooperate with external organizations, while reinforcing development of human resources related to supporting business rehabilitation.

In order to assume the role of funds provider for early rehabilitation of local businesses, we will also engage in DIP financing according to the criteria of economic and social usefulness, potential for development and certainty of business rehabilitation, etc., of businesses under continuation efforts.

○ Reinforcement of Preparation of Explanation Condition to Customers and Consultation and Complaint Handling

With respect to the preparation of an explanation condition to customers, we will make proper explanation regarding the details and terms of transactions with customers and their risks, etc., and make efforts for seeking a common understanding with customers.

We will further conduct arrangements for internal rules and training of employees for improvements in information sharing and mutual understanding with customers, in consideration of the revised purpose of the "Business Affairs Guidelines."

With regard to consultations and a complaint handling system, we have already implemented a system focusing on the Business Affairs Administration Department, Customer Consultation Office, and we have already carried out the enhancement measures such as improvements in the reporting system. Based on the current system, we will make more thorough responses.

○ Reinforcement of Asset Valuation, Credit Risk Management

While we carry out appropriate asset valuations and reserves for amortization, we have promoted upgrading of our credit risk management by implementing measures for improvements in our mortgage assessment system. We will continue to carry out reserves for amortization, clarifying the response policy by individual company and further improve our real estate mortgage assessment and management system and make it more precise.

○ Improvements in Profit Management Condition

While taking necessary risks in the region, in order to determine the corresponding interest, we have developed a rating system and interest guidelines, by utilizing a business financing database and credit risk database, etc., held within the Bank. We will continue to promote improvements and enhancement of our credit risk database, etc., and become more precise with an upgraded rating system and interest guidelines.

○ Information Disclosure concerning Regional Contributions

With respect to the results of various activities concerning regional contributions, in order to obtain understanding of local clients, investors and shareholders, we will enhance our information disclosure policies, including credit granting within the region, provisions of convenience and activities for revitalization of the region, etc.

Summary of Plan for Reinforcement of Functions

1. Basic Policy

- The Bank is a regional financial institution, which has its home market in Kanagawa Prefecture and the southwestern part of Tokyo. Based on a basic strategy previously adopted, which calls for specialization in regional retailing, the Bank has been concentrating its operations in its home market.
- Plan for Reinforcement of Functions basically provides for the same direction as previous efforts and realizes a Mid-term Management Plan "Value-up."
- By implementing the Plan for Reinforcement of Functions, the Bank will contribute to the revitalization of the regional economy, striving to rehabilitate small business finances. In conjunction, we are also promoting increases in profitability through expansion of trade in the home market and efforts to secure sound credit risk management, etc., and aim at becoming "a bank strongly supported by its customers across the region," having robust business foundation.

2. Planning of Individual Items based on the Action Program

Item	Present Condition	Specific Efforts	Schedule		Remarks (Details of Plan)
			2003	2004	
I. Activities for rehabilitation of small business finances					
1. Reinforcement of supporting functions for creating and opening new businesses					
Reinforcement of financing examination system, including assignment of personnel in charge by business category	Assigning credit risk management manager and investigation personnel by business category, as well as arranging a mechanism of managing credits by the Management Committee.	To improve financing examination abilities through preparation of reports by Finance Department and holding of study meetings, etc.	Preparation of report once every half year, holding of study meetings and enhancement of Management Committee	The same as at the left (implementation to be continued)	· Preparation of "credit condition by block" by the finance department credit risk manager (Risk Manager), and of "points of examination by business category" through personnel by business category · Increasing the level of personnel of operating branches by holding study meetings by block, utilizing the said reports
Conducting training for the purpose of developing personnel able to precisely assess the prospects and technical potential of companies.	Development of personnel by dispatching to other companies and encouragement of acquiring qualifications.	Enhancement of opportunities for human resources development through encouraging participation in outside seminars and enrolling in correspondence courses.	· Participation in seminars held by the Regional Banks Association and returning the results of seminars · Conducting study meetings by block	The same as at the left (implementation to be continued)	· Mainly participation by investigation personnel by business category in the seminars of Regional Banks Association and return of the results · Encouragement of enrolling in "good judgment" related correspondence courses offered outside, including the Regional Banks Association
Formulation and utilization of network with industries, academia and government and collaboration with the Development Bank of Japan. Participation in "Industry Cluster Support Meetings"	Develop and identify of investment matters through venture business support organizations and participation in "Industry Cluster Support Meetings"	· Continue to carry out development and identification of investment matters through venture support organizations and support to investment clients · Utilization of "Industry Cluster Support Meetings" · External tie-ups	· Conducting regular presentation meetings at venture support organizations · Participation in "Industry Cluster Support Meetings" · Regularly exchanging information with external organizations	The same as at the left (implementation to be continued)	· Development and identification of matters through participation in "TSUNAMI," a venture business support organization. · Excavation of matters through participation in "Industry Cluster Support Meetings" · Tie-ups with external organizations and regular exchange of information

Item	Present Condition	Specific Efforts	Schedule 2003	Schedule 2004	Remarks (Details of Plan)
Strengthen cooperation, including sharing of information and joint investment and finance for venture company businesses, with Development Bank of Japan, Japan Finance Corporation for Small Businesses, and The Shoko Chukin Bank, etc.	· Development of investments by related venture capitals, etc. · Establishment of "Yume Fund," an exclusive commitment line.	· Development and identification of matters through collaboration and sharing of information with external institutions and utilization of know-how of a new loan scheme.	Start of handling of loans under the new scheme.	The same as at the left (implementation to be continued)	Start of handling of loans under a new scheme in collaboration with external institutions (provided, however, that with respect to the introduction of new products, it must be made after thoroughly considering the right or wrong of introduction, including risk assessment).
Utilization of Small Business Support Center	· Make efforts to collect information and return through dispatch of personnel to the Center. · Participating in venture support organizations in which the Center is an operation manager.	Conducting internal training for provision of information regarding support businesses of the Center and its utilization.	Preparation of manuals for introduction and utilization of support businesses of the Center and to carry out training	The same as at the left (implementation to be continued)	· Provision of information regarding support businesses of the Center (initiation support, management innovation support) · Preparation of manuals on how to utilize and carry out training.
2. Reinforcement of Management Consultation and Support Function to the Client Corporations					
Arrangement of mechanism for provision of information regarding management and business matching.	· By utilizing the "Information Meister System," we will survive for business matching (B.M.) · By utilizing the affiliated companies, deal with consulting and M & A.	· In addition to the previous activities, tie-ups with the outside for B. M. · With respect to consultation and M & A, we will thoroughly increase the abilities and use of affiliated companies through internal training.	· Regularly holding B.M. related meetings. · Enhancement of Intranet.	· Continuance of regular B. M. related meetings. · Effective use of Intranet.	· Holding regularly B. M. related meetings (Information Meister Meeting) (6 times a year). · Expansion of information network through utilization of "Regional Banks Information Network." · With respect to consultation and M & A, strengthen the dealing by utilizing affiliated companies as well as carry out internal training.
Arrangement and reinforcement of a system for normalization of credits requiring of caution, etc., and prevention of new accrual of bad loans, and announcement of the results	Support to companies through Finance Department (Small Business Support Center) and dispatch of personnel (in particular caution is paid to larger loans)	· Clarification of response policy for the targeted companies of management reform support. · Thoroughly progressive management and consideration of the use of external institutions. · Announcement of the results of efforts.	· Selection of targeted management reform support, development of reform measures, and progressive management. · Announcement of the results of efforts.	Follow-up of implementation situation and continuation of the measures.	· Selection of targeted management reform support, development of specific support measures and clarification of the roles of the head office and branches. · Thorough intermediate management for loans in need of special caution and consideration of the use of external and affiliated companies. · Conditions of activities on normalization of non-performing loans and announcement of the results on the web site, etc.

Item	Present Condition	Specific Efforts	Schedule		Remarks (Details of Plan)
			2003	2004	
Carrying out training for the purpose of improvements in small business support skills	Continuous holding of internal training, "Information Public Relations Practicing Seminar."	· Enhancement of the contents of internal training. · Encouraging participation in seminars hosted by Regional Banks Association and enrolling in the correspondence courses.	· Continuous holding of internal training and enhancement of the contents. · Participation in seminars hosted by the Regional Banks Association.	The same as at the left (implementation to be continued)	· Continuous holding of internal training for personnel in charge, "Information Public Relations Practicing Seminar" (contents to be reviewed from time to time). · Participation in "Management Support and Consultation Seminar" held by the Regional Banks Association. · Encouragement of enrolling in the correspondence courses of Regional Banks Association.
Cooperation in "Development Program for Regional Finance Human Resources Cultivating System," etc.	· Continuous holding of seminars for business owners. · Dispatch of lecturers to seminars for small businesses.	Continuous implementation of previous activities and consideration of new training curricula.	· Continuous holding of seminars for business owners. · Dispatch of lecturers to seminars for small businesses. · Consideration of training for development of regional finance human resources	The same as at the left (implementation to be continued).	· Continuous holding of "Business Topics Open Seminar." · Holding of seminars by affiliated companies. Dispatch of lecturers to seminars for small businesses. · Consideration of training programs for development of regional finance human resources.
3. Active Efforts for Early Rehabilitation of Businesses					
Efforts for resolving over debt structure of a small business and its rehabilitation. Early start of business rehabilitation based on the purposes of "Early Business Rehabilitation Guidelines."	Support of management reform is provided mainly through ordinary support including management consultation, support of the development of management reform plan, etc.	Promotion of early rehabilitation of clients through a review of pre-package type business rehabilitation and development of human resources.	· Review of each scheme of management reform and business rehabilitation. · New establishment of internal training and continuous implementation.	The same as at the left (implementation to be continued).	· Formulation of management reform support measures for the targeted management reform. · Continuous implementation of internal training "Corporate Rehabilitation Practice Seminar," new set up of "Corporate Rehabilitation Theoretical Seminar."
Efforts for composing corporate rehabilitation fund for regional small business.	Activities under consideration	Consider concurrently composition of corporate rehabilitation fund and utilization of RCC trust function.	Study fundamental management reform scheme and consider the possibilities of its use.	Follow-up of use conditions, continuous review.	To study the scheme as an option for fundamental support measures toward management reform and consideration of its use.
Utilization of debt equity swap (DES), DIP finance, etc.	Activities under consideration	Consideration for activities of DES, DIP finance in support to management reform	· Study of DES for small business. · Clarification of policy for activities of DIP and consideration of utilization of the policy.	Follow-up of usage condition, continued consideration	· Regarding DES for small businesses, study schemes based on the results of reviewing by the Regional Banks Association. · Regarding DIP, consider clarification of activity policy and cooperation with the outside.

Item	Present Condition	Specific Efforts	Schedule		Remarks (Details of Plan)
			2003	2004	
Utilization of RCC trust function, including "Small Business Rehabilitation Type Trust Scheme," etc.	Activities under consideration.	Consideration of utilization of RCC trust function.	Consideration of utilization of RCC trust function.	Follow-up of usage condition, continued consideration.	To study the scheme as an option for fundamental support measures toward management reform and consideration of its use.
Utilization of Industrial Revitalization Corporation	Activities under consideration	Consideration of utilization of Industrial Revitalization Corporation.	Consideration of utilization of Industrial Revitalization Corporation.	Follow-up of usage condition, continued consideration.	To study the scheme as an option for fundamental support measure towards management reform and consideration of its use.
Cooperation with Small Businesses Rehabilitation Support Council and utilization of its function	Cooperation in the support of businesses of Small Business Rehabilitation Support Council is now under consideration	· Consider dispatch of personnel. · Tie-up with the Council.	· Response to a request for dispatch of personnel. · Tie-up with the Council.	Follow-up of tie-up and cooperation conditions.	· Consider dispatch of qualified personnel in response to a request for human resources from the Council. · Consider support for management reform in collaboration with the Council
Conducting training with a view toward development of human resources (turn around specialists) in relation to support for corporate rehabilitation.	Having made efforts so far by setting up internal qualification certification system.	Increased levels through training, knowledge, know how by utilizing internal and external training.	· Continuous implementation and expansion of internal training. · Participation in external training, etc.	The same as at the left (implementation to be continued).	· Continuous implementation of internal training "Corporate Rehabilitation Practice Seminar," new set up of "Corporate Rehabilitation Theoretical Seminar." · Distribution of instruction manuals prepared by the Regional Banks Association and consideration of participation in the seminars held by the Regional Banks Association.
4. Reinforced Activities of New Small Business Finance					
Promotion of finance not overly dependent on mortgage sand guarantees, etc. How the use of third party guarantees should be.	More thorough loan examination, obtaining guarantors, conducting loan reviews, implementation of use of scoring models, etc.	Loans focusing on cash flow, promote more precise credit risk management.	· Consider new type loans utilizing scoring models. · Consider utilization of restrictive financial covenants. · Strengthened loan reviews.	The same as at the left (implementation to be continued).	· Consider new type small business loans, focusing attention on the relations with the Bank and cash flow, which utilizes scoring models. · Consider utilization of restrictive financial covenants. · More precise rating system.
Activities of Securitization, etc.	Actively deal with privately subscribed bonds, syndicated loans and PFI, etc.	· Active response to privately subscribed bonds, syndicated loans and PFI. · Consider a securitization scheme.	· Improvements in related rules, etc., for syndicated loans. · Accumulation of know-how through PFI activities.	· Reinforced activities of new scheme of syndicated loans. · Improvements in risk management system of PFI projects.	· Continue to positively deal with privately subscribed bonds, syndicated loans and PFI. · Regarding securitization, consider a scheme beneficial to small businesses.

Item	Present Condition	Specific Efforts	Schedule		Remarks (Details of Plan)
			2003	2004	
Improvements in financing programs for small businesses which have relatively precise financial statements.	Conduct approaches to companies in collaboration with external organizations.	Consider treatment of exclusive loans toward reinforcement of activities set forth at the left.	Release of exclusive loans.	Expansion of sales of exclusive loans.	Reinforce collaboration with external organizations and start handling of exclusive loans as well as make efforts to develop new transactions (provided, however, that with respect to the introduction of new products, after reviewing the pros and cons of an introduction, including risk assessment).
Improvement, enhancement and utilization of credit risk database	In addition to the internal databases, utilize various database, including regional banks common credit risk database	Promote database utilization measures as well as attempt to enhance and reinforce regional banks common database.	· Consider enhancement and upgrading of regional banks common credit risk database. · Consider how to use the said database.	The same as at the left (implementation to be continued).	· Cooperation in response toward enhancement and upgrading of regional banks common credit risk database. · Consider development and utilization of new scoring models and pricing models. · Consider response to new BIS regulations.
5. Improvements in preparation of explanation system to customers, reinforcement of consultation and complaint handling function.					
Improvement in preparation of explanation system to debtors with respect to significant matters, including the details of a loan agreement, guarantee agreement, which is required by the Banking Law, etc.	Enforced establishment of internal rules and changes in bank transaction deeds of a contract, etc.	Implemented further explanation system improvement based on the revision of business affairs guidelines.	· Comprehension of the problems of rules, systems, etc., consider countermeasures. · System improvements	The same as at the left (implementation to be continued). Implementation of training.	· Revision of rules, etc., and system improvements based on the business affairs guidelines. · Establishment of manuals and implementation of training for attempting to carry out appropriate business execution.
Reinforcement of consultation and complaint handling system	Improvements in consultation and complaint handling system through clarification of central departments and managing department. Unified control of response to anti-social groups and cases related to the laws punishing organized crime.	· Reinforcement of management in consultation and complaint cases concerning loans. · More precise administrative work of Business Management Department, Compliance Control Office.	· Clarification of report of consultation and complaint cases and report to Management Committee. · Improvements in related rules. · Reinforce response to anti-social groups, more precise controls.	The same as at the left (implementation to be continued)	Clarification and elaboration of management, improvements in rules and thorough response based on the present consultation and complaint handling system and response to anti-social groups.
6. Announcement of Progress		Announce every half a year activities toward rehabilitation of small business finance on the web site, etc.	To be implemented sequentially after the second half.	The same as at the left (implementation to be continued)	· Announce every half a year generally at the same time as "Information concerning Contributions to the Region," etc. · In order to promote understanding, devise the contents and method of announcement.

Item	Present Condition	Specific Efforts	Schedule		Remarks (Details of Plan)
			2003	2004	
II. Activities of each financial institution for securing soundness and improvements in profitability, etc.					
1. Reinforcement of asset valuation and credit risk management					
(1) Appropriate self-assessment and depreciation and reserves	Arrange a system in which appropriate self-assessment and depreciation and reserves are made, including improvements in rules, conducting regular audits.	· Continuance of appropriate responses, based on the revision of laws and regulations. · Reinforcement of response to bad loan problem through clarification of response by each company.	· Maintaining appropriateness of standards for self-assessment, depreciation and reserves. · Promotion of corporate rehabilitation and realization of off-balance based on policies by each company.	The same as at the left (implementation to be continued)	· Review sequentially for maintaining appropriateness of standards for self-assessment, depreciation and reserves. · Review of responding policy by each company and development of an action plan for possible rehabilitation target. · Implementation of <designed activities> based on the action plan. · Promotion of realization of off-balance.
(2) Strict verification concerning assessment accuracy in view of rationality of mortgage assessment and disposition results	Now coping with measures for improvements in assessment accuracy.	· Renewal of real estate mortgage assessment and management system. · Verification of correctness of mortgage assessment.	· Formulation of assessment review system by regular physical inspection. · Verification of correctness by comparing the assessed value and the sold price.	· Renewal of real estate mortgage assessment and management system. · Verification of correctness by comparing the assessed value and the sold price.	· Improvements in assessment accuracy through total renewal of real estate mortgage assessment and management system · Verification of correctness by comparing the assessed value and the sold price · Review of assessment method · Consider response to Land Pollution Control Law.
2. Arrangement of Income Management System and Improvements in Profitability					
Accumulation of credit risk data, formulation of internal rating system consistent with the category of debtors and arrangement of internal standards for setting interest rates.	Utilizing various databases, etc., improving the internal rating system and interest setting standards.	Further elaboration and upgrading of credit risk management.	· Enhancement of financial data and various databases · Improvements in consistency between internal rating system and the category of debtors	· Review of setting method of interest guidelines · Improvements in consistency between internal rating system and the category of debtors.	· Organization, integration and enhancement of financial data registration system and various databases · Reinforcement of collaboration between internal rating system and self-assessment · Transition to case-based from rating-based concerning setting of interest guidelines.
3. Reinforcement of Governance					
Improvements in the system as to the same degree of disclosure as open banks (including timely disclosure).					
4. Information Disclosure, etc., concerning Contribution to the Region					
Information Disclosure concerning Contributions to the Region	Disclosing the loan-to-deposit share in Kanagawa Prefecture.	Enhanced disclosure as a regional financial institution of the details of activities concerning contributions to the region and numerical items.	· Organization of system for correct and speedy disclosure · Implementation of regular disclosure every half a year	The same as at the left (implementation to be continued)	To expand the scope of disclosure with regard to credit granting, provision of convenience to the region and activities of regional revitalization, etc.

Remarks) Number of plans under individual item--- 27

3. Other related Activities

Item	Specific Activities
Activities of support to venture companies by investment	<Yume Fund Investment Business Cooperative>: In order to strengthen support to and investment in venture companies at an early stage. Established by contributions of the Bank and Yokohama Capital. <Yokohama Capital>: Established as an affiliated venture capital company and supports public offerings of venture companies during an intermediate stage focusing on their on investments. <Yume Fund>: In order to promote the use of institutional finance for the founders by local public corporations. Established commitment line of 20 billion yen in total (April 2002).
Reinforcement of support system to initiation	· For the purpose of reinforcing support for initiation, a company was established in May 2000, and positively promotes handling of business affairs of paying up of shares. · Prepared "Guidebook of Incorporation of Companies" as an initiation support tool.
Implementation of Questionnaires for Corporations	· As part of business consulting and support functions for client companies, questionnaires will be sent. · The results will be used for product development and review of the promotion system, etc.

Exhibit A-11

Summary of "Corporate Revitalization Plan"

August 2003

The Bank of Yokohama Ltd.

1. Measures for Rationalization of Management, etc.

(1) Business Model and Business Strategy, etc.

The Bank concentrates business resources in its home market, Kanagawa Prefecture and the southwestern part of Tokyo, and the Bank promotes regional retailing specialization strategies to provide financial services to individuals and small businesses in this region.

We will continue to aggressively strengthen our sales capability in line with the said strategy. We will aim at becoming "a bank that is strongly supported by customers in the region" by further reinforcing a long-term increase in our loan-to-deposit share, profitability and financial strength in Kanagawa Prefecture.

(2) Response to unachievable net profit by more than 30% as of March 31, 2003

In the year ended March 31, 2003, net business profit exceeded the plan but due to active disposition of bad loans and a drop in stock prices, ordinary profit and net profit were less than the objective by more than 30%.

Based on the said results, in order to strengthen future profitability, we will implement the following measures and aim at reliable achieving the profit plan.

① Increase in net business profit—improvement in gross business profit through reinforcement of sales capability and thorough cost reductions through more efficient business.

② Reinforced response to bad loans—constraint of disposing cost by proper pricing and more sound assets by active disposition of bad loans

③ Reduction of stock price fluctuation risk—outright sale of policy investment stocks

(3) Plan for Rationalization of Management

While the Bank continues to carry out rationalization of non-profitable and less profitable departments and indirect departments as before, the Bank will positively invest essential business resources along with its basic strategy of focusing on regional retailing, taking into consideration the balance between customer convenience and business efficiency.

Unit: %	March 2003	March 2004	March 2005	March 2006	March 2007
OHR	46.20	46.03	45.20	44.50	44.27

- After the year ending March 31, 2005, we will aim at achieving an OHR level of less than 45%.
- Through thorough cost reductions and realization of effective new investments, we will continue to make efforts to reduce OHR.

Unit: 0.1 billion of yen	March 2003	March 2004	March 2005	March 2006	March 2007
Personnel expenses + Facilities expenses	844	840	835	830	830

① Personnel Expenses

Unit: 0.1 billion of yen, man	March 2003	March 2004	March 2005	March 2006	March 2007
Personnel expenses	352	316	300	295	295
Number of employees	3,869	3,447	3,410	3,410	3,410

· With respect to personnel expenses, as a result of a reduction in the number of employees and of reserves for bonuses, etc., for four years from the start of the Plan for Improved Sound Management, 14.8 billion yen (decrease by 29.6% from the year 1998) in cutbacks has been attained.

· For the future, we are planning a contraction to 29.5 billion yen by the year ending March 31, 2007 as we will continue to reduce personnel, further tighter post assignments and establish a job rating system in line with our new personnel system adopted in July, 2002.

② Facilities Expenses

Unit: 0.1 billion of yen	March 2003	March 2004	March 2005	March 2006	March 2007
Total facilities expenses	492	524	535	535	535
Excluding computerization cost	381	382	385	380	380

· We expect an increase in computerization-related costs due to new investments with improvements in customer service, reinforced profitability and labor savings.

· Through utilization of outsourcing in connection with a reduction in the number of personnel, consignment expenses will increase. Facilities expenses excluding computerization-related costs, however, are expected to be lower in the year ending March 31, 2007 than those for March 31, 2003.

· Through a reduction in the branches outside of Kanagawa (reduction of 8 branches for five years from the end of 1997 (165 branches)) and a review of functions, we have promoted cost reductions while maintaining our branch network. We will enhance the branch network by newly establishing low-cost individual retailing specialized branches (approximately six branches) and continue to reinforce competitiveness while implementing the cost reduction plan.

③ Subsidiaries and Affiliated Companies

· While we will strengthen the business, centering on regional retailing operations as a sales companies, we will supplement business by withdrawing less profitable departments and cooperation among departments.

· With respect to administrative business consigned companies, we will aim at further efficiency through more efficient operations, outsourcing and consolidation and abolition.

<On Results of Review, etc.>

We have conducted a transfer of our credit card business of Hamagin JCB Co., Ltd. (in the year of 2001), dissolution of Hamagin System Service Co., Ltd. (in the year of 2002) and capital and business tie-ups between Hamagin Finance Co., Ltd. and Sumisho Lease Co., Ltd. (in June, 2003).

2. Table 1 Digest Version

(Unit: 0.1 billion of yen)

	Results of March Term 2003	Plan for March Term 2004	Plan for March Term 2005	Plan for March Term 2006	Plan for March Term 2007
Gross business profit	1,949	1,955	1,980	2,000	2,010
Cost	900	900	895	890	890
Actual net business profit (Note 1)	1,048	1,055	1,085	1,110	1,120
Credit-related expenses (Note 2)	436	400	400	350	350
Gains or losses on equities	▲295	▲100	▲50	▲50	0
Ordinary profit	253	504	616	670	720
Net profit	151	284	363	395	425
OHR	46.20%	46.03%	45.20%	44.50%	44.27%

(Note 1) Actual net business profit is net business profit before transfer to reserves for possible loan losses.

(Note 2) Credit-related expenses are the amount transferred to reserves for possible loan losses + losses from disposition of bad loans.

3. Measures for Establishing Responsible Management Organization

(1) Governance System

The Bank respects the purpose of laws and regulations, including the Commercial Code and carries out supervision and audits of the duty execution of directors for its board of directors and auditors. We have also introduced an executive officer system, and organized the system under which businesses are carried out while executive officers are responsible for sales departments, and directors are responsible for administration departments. We will continue to reinforce corporate governance, risk management and profitability.

<Management Decision Making Process >

We have established an organization that places the board of directors at the top and strictly operates internal rules including organization rules, rules for division of duties, rules for decisive powers of authority, etc., and conducts appropriate delegation of authorities that enables expeditious decision making.



General Meeting of Shareholders
Board of Directors
Auditors
Board of Auditors
Headquarters Departments
Management Committee
Office of Auditors

(Board of Directors)

Board of Directors shall decide important matters related to management and business under laws and regulations.

(Management Committee)

This is a committee consisting of a representative director and directors, which discusses and decides important matters of management.

(Board of Auditors)

Board of Auditors has two outside auditors to reinforce the audit function.

<Compliance System>

(Improvement of System for Compliance with Laws and Regulations)

As one of the most important issues of management, we focus our efforts on compliance with laws and regulations.

① We formulate a compliance program every year and implement it. We also distribute compliance manuals to all officers and employees to make them understand thoroughly without exception.

② We have established a Business Management Department, Compliance Control Office and the Director of the Office (Compliance Officer) is appointed by the Board of Directors and charged with the duties of compliance. Compliance assistants are assigned to the headquarters and operating office compliance mangers are assigned to operating branches. The compliance condition of the entire Bank is regularly reported to officers. Cases of a violation of laws and regulations are mainly handled through the said Office and a thorough response is made.

③ We make every effort to detect early cases that might be in violation of laws and regulations by setting up a "Compliance Box."

④ We conduct an audit of business operations (business audit) by the Audit Department and the Department gives recommendations to management and instructions to each department and office in the headquarters.

(Management of Internal Documents and Information Assets)

The Bank has assigned a Document Manager to manage internal documents. The Bank has also established a security policy for protection of information assets and maintains system security.

4. Measures for Preventing Outflow of Profit by Dividends, etc.

(1) Basic Policy

We will promote improvements in financial strength focusing on reinforcement of profitability and continue measures, conscious about the accumulation of internal reserves and maintain appropriate levels of ROE.

We will continue to respond to capital policies focusing on TIER I and aim at qualitative improvements in shareholder equity by carrying out reinforcement of profitability and the profit plan.

(2) Policies regarding Dividends, Compensation for Officers and Bonuses

With respect to dividends, from a viewpoint of return to stockholders, we will follow a policy of stable dividends and continue to maintain a dividend of five yen per common stock. We will also pay strict attention to constraints of outflow of profits and enhancement of internal reserves.

We will continue constraints in compensation and bonuses to officers.

5. Measures for Attachment of Funds to Loans and other Measures for Smoother Credit Granting

(1) Basic Posture for Activities

Smooth supply of funds to individuals and small businesses is an important mission of a regional financial institution. Therefore, we will build up a stable fund supply system and continue to improve our posture for activities.

(2) Specific Measures

In order to be an essential bank as a regional financial institution, we will expeditiously and actively provide financial and information services depending on the size of business through optimum channels.

(3) Review of Organization and System

A. Formulation of Area Sales Department Organization

We have divided the market in Kanagawa Prefecture into 26 areas and improved the organization.

B. Enhancement of New Corporation Promotion System

Responding to the demands of funds from local small businesses and to support business activities, we have increased the number of personnel exclusively assigned to new corporations from November 2002, which totals 50.

C. Establishment of Block Corporation Department

In order to make lending proposals and provision of information, etc., more expeditious for local small businesses, we established a Block Corporation Department at 9 offices (total of 16 personnel) in April 2003.

(4) Provision of Products that will Support Development of Regional Economy

We have provided products that contribute to the development and revitalization of the regional economy and we will further contribute to smooth financing by making efforts to develop new services responding to diversification and deepening of financial needs of companies.

(5) Posture to respond to Finance

- In February 2003, we introduced a Block Sales Division System, which was given decisive powers of authority regarding financial matters within a certain amount and by block.
- As for results, domestic loans as of March 2003 (actual condition) have increased by 287.7 billion yen from the end of the previous year mainly due to an increase in individual loans centering on housing loans under a continued strategy of specializing in regional retailing. Loans to small businesses (actual condition) have increased by 44.4 billion yen against 4 billion yen of the plan as at the end of March 2003.

6. Measures for securing financial resources that respond to amortization, refund, redemption or repayment by profits for stocks concerning the issuance of stocks and borrowings

(1) Basic Policy

As provided in the "Law concerning Urgent Measures for Early Stabilization of Financial Function" Article 10, paragraph 2, item 6, we will secure financial resources for amortization, redemption or repayment of injected capital early as well as continue enhancement of capital. We will also aim at early repayment, paying sufficient attention to ROE after repayment.

(2) On Preferred Stocks

Under the new plan, we expect a surplus in the parent company of 190 billion yen in four years and pro-actively consider repayment, taking into consideration improvements in ROE and impact on the stock price due to dilution of stocks.

(3) On Subordinate Monetary Loans (Subordinate Loans)

With respect to subordinate loans, we are preparing for repayment, taking into consideration the market environment and ROE, etc., as well as paying attention to the time of step up and keeping an eye on refinancing.

Transition of Surplus (Unit: 0.1 billion of yen)

March 2003 (Results)	March 2004 (Plan)	March 2005 (Plan)	March 2006 (Plan)	March 2007 (Plan)
737	1,006	1,285	1,592	1,942

(Note) Summary of Public Funds (Preferred Stocks)

・First Preferred Stock (Convertible bond type)

Injected amount 70 billion yen

Blanket conversion period July 31, 2009

・Second Preferred Stock (Convertible bond type)

Injected amount 30 billion yen

Blanket conversion period July 31, 2009

7. Measures for Securing a Sound Financial Condition and Sound and Proper Operation of Business

(1) Condition of Risk Management

We have realized appropriate risk management of various risks, including credit risk, market risk, liquidity risk, etc., by establishing individual provisions and basic policies.

(2) Condition of Decisive Power of Authority concerning Asset Management

In the mid-term management plan, we have determined mid and long-term management and procurement policies and have carried out a review of a plan in the process of preparation of a general budget and monthly calculations at the beginning of year. (Mid-term management plan and general budget are determined at the Board of Directors and monthly fund operations and procurement plan are determined by the Management Committee.)

<On Loan Operation>

As a basic policy for loan operations, we have determined credit policy to specify the basic principles and basic policies of loans.

With respect to decisive powers of authority of individual loans, internal rules provide for this and it is operated within the rules. With regard to large loans, the Investment and Loan Committee makes a determination.

<On Management of Securities>

With respect to investment securities, an ALM meeting determines the overall management policies. Regarding commodity securities, allowable limits on losses are predetermined and the department in charge manages within that limit.

(3) Depreciation and Reserve Policy

We will continue to respond to early disposition of bad loans. Along with a plan for reinforcement of functions of relationship banking, we will work toward a more sound financial condition during the concentrated improvement period by independently and actively promoting realization of off-balances, depreciation, reserves and corporate rehabilitation, etc.

We will utilize selling off of bad loans, etc., for early disposition but we will not so easily rely on selling, taking into consideration the impact the region. While we will secure economic rationality, we will make efforts toward a stricter assessment in the evaluation of mortgages and reserves.

(4) Condition of Valuation Profit and Loss and Future Disposition Policy

By continuously making contractions in our balance of retained stocks, we will promote improvements in the valuation profit and loss on securities.

With respect to other assets, a valuation loss has occurred in business use real estate due to a drop in land prices. However, these assets are necessary for operation and we do not plan on a disposal through sales.

RECEIVED
2004 JUL 29 A 9:21
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A-12

Corporate Revitalization Plan

(Selected tables from the original Japanese report)

August 2003

The Bank of Yokohama Ltd.

Contents

(Table1-1) Financial projection (Non-consolidated)

		Results of March Term 2003	Plan for March Term 2004	Plan for March Term 2005	Plan for March Term 2006	Plan for March Term 2007
(Balance information)						(Unit: 0.1 billion yen)
Total Assets	総資産	99,467	99,492	101,965	106,738	107,107
Loans and bills discounted	貸出金	75,040	76,039	78,635	81,719	82,559
Investment securities	有価証券	12,483	14,192	14,165	15,730	15,673
Trading assets	特定取引資産	980	1,000	970	970	970
Deferred tax assets	繰延税金資産	1,321	1,097	991	857	721
Total Liabilities	総負債	94,827	94,643	96,557	100,754	100,788
Deposits/Negotiable CDs	預金・NCD	87,175	88,113	89,227	90,954	92,404
Bonds	債券	-	-	-	-	-
Trading liabilites	特定取引負債	0	0	0	0	0
Deferred tax liabilities	繰延税金負債	-	-	-	-	-
Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	225	225	225	225	225
Total stockholders' equity	資本勘定計	4,518	4,861	5,726	6,076	6,427
Common stock and preferred	資本金	1,848	1,848	2,118	2,118	2,118
Capital surplus	資本準備金	1,462	1,462	1,733	1,733	1,733
Other capital surplus	その他資本剰余金	-	-	-	-	-
Retained earnings : Legal reserve	利益準備金	345	359	373	385	385
Retained earnings : Others	剰余金	737	1,006	1,285	1,592	1,942
Land revaluation excess	土地再評価差額金	332	332	332	332	332
Net unrealized gain/(loss)on available-for-sale securities	その他有価証券評価差額金	▲ 202	▲ 143	▲ 114	▲ 84	▲ 84
Treasury stock	自己株式	▲ 3	▲ 3	▲ 3	▲ 3	▲ 3
(Income)						(Unit: 0.1 billion yen)
Gross operating income	業務粗利益	1,949	1,955	1,980	2,000	2,010
Interest income	資金運用収益	1,785	1,766	1,778	1,788	1,791
Interest expenses	資金調達費用	145	114	92	77	76
Fees and commissions	役務取引等利益	261	273	282	286	286
Trading profit	特定取引利益	8	5	5	5	5
Other operating income	その他業務利益	39	25	6	▲ 1	4
Of which from gains or losses on government bonds and other bonds	国債等債券関係損(▲)益	▲ 45	▲ 22	▲ 13	3	3
Net business profit(before transfer to allowance for possible loan losses)	業務純益(一般貸倒引当金繰入前)	1,048	1,055	1,085	1,110	1,120
Net business profit	業務純益	1,110	1,055	1,085	1,110	1,120
Transfer to allowance for possible loan losses	一般貸倒引当金繰入額	▲ 61	0	0	0	0
Expenses	経費	900	900	895	890	890
Personnel	人件費	352	316	300	295	295
Facilities	物件費	492	524	535	535	535
Disposal of bad debts	不良債権処理損失額	498	400	400	350	350
Gains or losses on securities	株式等関係損(▲)益	▲ 295	▲ 100	▲ 50	▲ 50	0
Losses on devaluation of securities	株式等償却	332	100	50	50	10
Ordinary profit	経常利益	253	504	616	670	720
Special gains	特別利益	36	0	0	0	0
Special losses	特別損失	9	30	10	10	10
Income taxes-current	法人税、住民税及び事業税	12	6	158	151	149
Income taxes deferred	法人税等調整額	116	184	85	114	136
Net income	税引後当期利益	151	284	363	395	425
(Cash dividends)						(Unit: 0.1 billion yen , %)
Profit available for dividend	配当可能利益	442	716	973	1,254	1,545
Dividend	配当金総額(中間配当を含む)	70	70	75	75	75
Dividend on common stock	普通株配当金	56	56	62	62	62
Preferred stock for public fund	優先株配当金<公的資金分>	13	13	13	13	13
Preferred stock for private fund	優先株配当金<民間調達分>	-	-	-	-	-
Dividend ratio(common stock)	1株当たり配当金(普通株)	5円	5円	5円	5円	5円
Dividend ratio(preferred stock for public fund)	配当率(優先株<公的資金分>)	1.36	1.36	1.36	1.36	1.36
Dividend ratio(preferred stock for private fund)	配当率(優先株<民間調達分>)	-	-	-	-	-
Dividend payout ratio	配当性向	41.19	21.03	17.75	16.26	15.07

		Results of March Term 2003	Plan for March Term 2004	Plan for March Term 2005	Plan for March Term 2006	Plan or March Term 2007
(Management indicators)						(%)
Yield on assets (A)	資金運用利回(A)	1.98	1.95	1.91	1.82	1.82
Loans and bills discounted (B)	貸出金利回(B)	2.08	2.07	2.04	2.01	2.00
Securities	有価証券利回	1.50	1.16	1.07	0.81	0.82
Total funding cost (C)	資金調達原価(C)	1.15	1.11	1.07	0.99	0.99
Deposits and NCD (D)	預金利回(含むNCD)(D)	0.04	0.03	0.03	0.03	0.03
Operating expenses (E)	経費率(E)	1.02	1.02	1.00	0.98	0.96
Personnel ratio	人件費率	0.40	0.36	0.34	0.32	0.32
Facilities ratio	物件費率	0.56	0.60	0.60	0.59	0.58
Net interest margin (A)-(C)	総資金利鞘(A)-(C)	0.83	0.84	0.84	0.83	0.83
Interest margin between loans and deposits (B)-(D)-(E)	預貸金利鞘(B)-(D)-(E)	1.01	1.02	1.01	1.00	1.01
Non interest income ratio	非金利収入比率	15.86	15.49	14.84	14.45	14.67
OHR (Expenses/Gross operating income)	OHR(経費/業務粗利益)	46.20	46.03	45.20	44.50	44.27
ROE (Net business profit credit cost/Stockholders' equity<Average balance>)	ROE(一般貸引前業務純益/資本勘定<平残>)	23.31	22.49	20.49	18.80	17.91
ROA (注)	ROA (注)	1.05	1.08	1.08	1.05	1.06

*Mar.2003 Net business profit before credit cost/Total assets(Average balance)

*Mar.2004～Mar.2007 Net business profit before credit cost/Total assets-customers' liabilities for acceptances and guarantees(Average balance)

(Table1-2) Financial projection (Consolidated)

(Balance information) (Unit:0.1billion yen)

		Results of March Term 2002	Results of March Term 2003	Plan for March Term 2004
Total assets	総資産	107,648	106,727	104,114
Loans and bills discounted	貸出金	75,934	78,330	79,153
Investment securities	有価証券	9,537	14,922	13,900
Trading assets	特定取引資産	523	725	600
Deferred tax assets	繰延税金資産	1,478	1,395	1,159
Minority interests stockholders' equity	少数株主持分	114	61	40
Total Liabilities	総負債	103,021	102,094	99,258
Deposits/Negotiable CDs	預金・NCD	91,921	94,335	88,553
Bonds	債券	-	-	—
Trading liabilites	特定取引負債	46	41	42
Deferred tax liabilities	繰延税金負債	4	-	—
Deferred tax liabilities for land revaluation excess	再評価に係る繰延税金負債	233	225	225
Total stockholders' equity	資本勘定計	4,512	4,572	4,816
Common stock and preferred	資本金	1,847	1,848	1,848
Capital surplus	資本剰余金	1,462	1,462	1,462
Earned surplus	利益剰余金	1,034	1,136	1,320
Land revaluation excess	土地再評価差額金	329	332	332
Net unrealized gain/(loss)on available-for-sale securities	その他有価証券評価差額金	▲ 159	▲ 203	▲ 143
Foreign currency adjustment	為替換算調整勘定	0	▲ 0	0
Treasury stock	自己株式	▲ 2	▲ 3	▲ 3

(Income) (Unit:0.1billion yen)

		Results of March Term 2002	Results of March Term 2003	Plan for March Term 2004
Total ordinary income	経常収益	3,107	2,856	2,360
Interest received	資金運用収益	1,938	1,778	1,765
Fees and commissions	役務取引等収益	378	389	395
Trading profits	特定取引収益	6	9	5
Other operating income	その他業務収益	607	563	155
Other ordinary income	その他経常収益	176	115	40
Total ordinary expenses	経常費用	2,770	2,582	1,856
Interest paid	資金調達費用	305	152	115
Fees and commissions	役務取引等費用	76	84	85
Trading losses	特定取引費用	0	1	0
Other operating expenses	その他業務費用	444	459	120
General and administrative expenses	営業経費	999	988	960
Other expenses	その他経常費用	944	895	576
Net write-off of loans	貸出金償却	370	410	340
Transfer to allowance for possible loan losses	貸倒引当金繰入額	144	71	70
Net transfer to general allowance for possible loan losses	一般貸倒引当金純繰入額	5	▲ 37	—
Net transfer to specific allowance for possible loan losses	個別貸倒引当金純繰入額	139	110	70
Ordinary profit	経常利益	336	273	504
Special gains	特別利益	1	60	0
Special losses	特別損失	14	23	30
Income before income taxes and minority interests	税金等調整前当期純利益	323	311	474
Income taxes-current	法人税、住民税及び事業税	8	24	16
Income taxes-deferred	法人税等調整額	119	110	169
Income from minority interests in consolidated subsidiaries	少数株主利益	▲ 2	7	5
Net income	当期純利益	198	168	284

(Table 2-1) BIS capital ratio(based on domestic standards)

(Non-consolidated)

(Unit: 0.1 billion yen)

		Results of March Term 2003	Plan for March Term 2004	Plan for March Term 2005	Plan for March Term 2006	Plan for March Term 2007
Common stock and preferred	資本金	1,848	1,848	2,118	2,118	2,118
Preferred stock (non-cumulative)	うち非累積的永久優先株	500	500	500	500	500
Capital surplus	資本準備金	1,462	1,462	1,733	1,733	1,733
Other capital surplus	その他資本剰余金	-	-	-	-	-
Transfer to legal reserve	利益準備金	359	373	385	385	385
Appropriated retained earnings	任意積立金	593	861	1,137	1,456	1,806
Net income carry-forward	次期繰越利益	58	60	60	60	60
Others	その他	▲ 0	0	0	0	0
Of which preferred securities	うち優先出資証券	-	-	-	-	-
Net unrealized loss on available for sale securities	その他有価証券の評価差損	202	143	114	84	84
Treasury stock	自己株式	3	3	3	3	3
Tier I capital		4,116	4,458	5,316	5,665	6,015
(Of which tax effect amount)	(うち税効果相当額)	(1,321)	(1,097)	(991)	(857)	(721)
Unrealized gains of securities	有価証券含み益	-	-	-	-	-
Land revaluation excess	土地再評価益	250	250	250	250	250
General allowance for possible loan losses	一般貸倒引当金	292	292	292	292	292
Perpetual subordinated loans	永久劣後債務	800	0	0	0	0
Others	その他	-	-	-	-	-
Upper Tier II	Upper Tier II 計	1,343	542	542	542	542
Fixed term subordinated debt/loan	期限付劣後債務・優先株	1,249	1,350	850	850	850
Others	その他	-	-	-	-	-
Lower Tier II		1,249	1,350	850	850	850
Tier II capital	Tier II 計	2,593	1,892	1,392	1,392	1,392
	(うち自己資本への算入額)	(2,593)	(1,892)	(1,392)	(1,392)	(1,392)
Tier III capital	Tier III	-	-	-	-	-
Deductions	控除項目	8	8	8	8	8
Owned capital	自己資本合計	6,701	6,342	6,700	7,049	7,399

(Unit: 0.1 billion yen)

Risk-weighted assets	リスクアセット	65,540	66,500	68,500	70,500	72,500
Of which, on balanced	オンバランス項目	63,937	65,000	67,000	69,000	71,000
Of which, off balanced	オフバランス項目	1,602	1,500	1,500	1,500	1,500
Others	その他(注)	-	-	-	-	-

(%)

Capital ratio	自己資本比率	9.53	9.78	9.99	10.20
Tier I capital ratio	Tier I 比率	6.70	7.76	8.03	8.29

*Market risk equivalent assets divided by 8%.

(Table 2-2) BIS capital ratio(based on domestic standards)

(Consolidated)

(Unit: 0.1 billion yen)

		Results of March Term 2003	Plan for March Term 2004	Plan for March Term 2005	Plan for March Term 2006	Plan for March Term 2007
Common stock and preferred	資本金	1,848	1,848	2,118	2,118	2,118
Preferred stock (non-cumulative)	うち非累積的永久優先株	500	500	500	500	500
Capital surplus	資本剰余金	1,462	1,462	1,733	1,733	1,733
Earned surplus	利益剰余金	1,065	1,263	1,551	1,870	2,220
Minority interests stockholders' equit	連結子会社の少数株主持分	62	40	40	40	40
Unrealized loss of other securities	その他有価証券の評価差損	204	143	114	84	84
Treasury stock	自己株式	3	3	3	3	3
Foreign curerency adjustment	為替換算調整勘定	▲0	0	0	0	0
Others	その他	-	-	-	-	-
Tier I capital	Tier I 計	4,231	4,467	5,325	5,674	6,024
(Of which tax effect amount)	(うち税効果相当額)	(1,395)	(▲ 1,160)	(1,054)	(920)	(784)
Unrealized gains of securities	有価証券含み益	-	-	-	-	-
Land revaluation excess	土地再評価益	250	250	250	250	250
General allowance for possible loan losses	一般貸倒引当金	340	340	340	340	340
Perpetual subordinated loans	永久劣後債務	800	0	0	0	0
Others	その他	-	-	-	-	-
Upper Tier II	Upper Tier II 計	1,391	590	590	590	590
Fixed term subordinated debt/loan	期限付劣後債務・優先株	1,249	1,350	850	850	850
Others	その他	-	-	-	-	-
Lower Tier II	Lower Tier II 計	1,249	1,350	850	850	850
Tier II capital	Tier II 計	2,641	1,940	1,440	1,440	1,440
	(うち自己資本への算入額)	(2,641)	(1,940)	(1,440)	(1,440)	(1,440)
Tier III capital	Tier III	-	-	-	-	-
Deductions	控除項目	8	8	8	8	8
Owned capital	自己資本合計	6,863	6,399	6,757	7,106	7,456

(Unit: 0.1 billion yen)

		Results of March Term 2003	Plan for March Term 2004	Plan for March Term 2005	Plan for March Term 2006	Plan for March Term 2007
Risk-weighted assets	リスクアセット	66,503	67,000	69,000	71,000	73,000
Of which, on balanced	オンバランス項目	64,441	65,000	67,000	69,000	71,000
Of which, off balanced	オフバランス項目	2,062	2,000	2,000	2,000	2,000
Others	その他(注)	-	-	-	-	-

(%)

		Results of March Term 2003	Plan for March Term 2004	Plan for March Term 2005	Plan for March Term 2006	Plan for March Term 2007
Capital ratio	自己資本比率	10.32	9.55	9.79	10.00	10.21
Tier I capital ratio	Tier I 比率	6.36	6.66	7.71	7.99	8.25

*Market risk equivalent assets divided by 8%.

(Table 5) Income by unit

(Non-consolidated) (Unit : 0.1 billion yen)

	Results of March Term 2002	Results of March Term 2003	Plan for March Term 2004
Domestic	764	760	811
Corporation	610	614	642
Local goverments/Financial institusions	49	43	40
Individuals	105	103	130
Overseas	1	0	▲ 1
Treasury and Capital Markets	380	329	312
Trading	8	8	6
Net investment	13	29	30
ALM	359	292	276
Others	▲ 64	▲ 40	▲ 67
Total	1,082	1,048	1,055

(Consolidated) (Unit : 0.1 billion yen)

	Results of March Term 2002	Results of March Term 2003	Plan for March Term 2004
Domestic	764	760	811
Corporation	610	614	642
Local governments/Financial institusions	49	43	40
Individuals	105	103	130
Overseas	1	0	▲ 1
Treasury and Capital Markets	380	329	312
Trading	8	8	6
Net investment	13	29	30
ALM	359	292	276
Others	▲ 64	▲ 40	▲ 67
Total	1,082	1,048	1,055
Transfer to reserve for possible loan losses(▲)	0	▲ 61	0
Disposal of bad debts(▲)	503	498	400
Losses on devaluation of securities(▲)	200	332	100
Others	▲ 35	▲ 26	▲ 51
Ordinary profit (Non-cosolidated)	342	253	504
Ordinary profit (Of which consolidated subsidiary)	0	5	10
Consolidation adjustment	▲ 6	13	10
Ordinary profit (consolidated)	336	271	504

*Euro yen impactloan is appropriated at domestic division.

(Table 6) Restructuring Plan

	Results of March Term 2003	Plan for March Term 2004	Plan for March Term 2005	Plan for March Term 2006	Plan for March Term 2007
Number of directors and employes					
Number of directors	11	12	12	12	12
Of which director (Of which part-time)	7	8	8	8	8
Of which auditor (Of which part-time)	4(1)	4(1)	4(1)	4(1)	4(1)
Number of employees	3,869	3,447	3,410	3,410	3,410

* Registered employees,excluding contract employees and temporary recruited.

(Branches)

Headoffice and branches (Domestic) *1	157	162	163	163	163
(Overseas) *2	0	0	0	0	0
Overseas subsidiaries	0	0	0	0	0

*1 Excluding sub-branches,agencies,instored branch,branch specialized in transfering money,ATM.

*2 Excluding sub-branches and representative offices.

		Results of march Term 2003	Plan for March Term 2004	Plan for March Term 2005	Plan for March Term 2006	Plan for March Term 2007
(Personnel expenses)						
Personnel expenses	(millions of yen)	35,252	31,600	30,000	29,500	29,500
Of which remuneration	(millions of yen)	21,257	19,300	18,300	18,000	18,000
Average monthly salary of employees	(thousands of yen)	436	436	436	436	436

*Average age of the employee is 40.0 years old (as of March,2003)

(Salary and bonus for directors)

Salary and bonus for directors	(Millions of yen)	201	214	214	214	214
Of which salary	(Millions of yen)	201	214	214	214	214
Of which bonus	(Millions of yen)	0	0	0	0	0
Average salary and bonus for directors	(Millions of yen)	18	19	19	19	19
Average retirement allowance for directors	(Millions of yen)	47	58	58	58	58

(Facilities expenses)

Facilities expenses	(Millions of yen)	49,219	52,400	53,500	53,500	53,500
Of which IT expenses	(Millions of yen)	11,086	14,200	15,000	15,500	15,500
Excluding IT expenses	(Millions of yen)	38,133	38,200	38,500	38,000	38,000

*Including leasing expenses.

(Personnel expenses+Facilities expenses)

(Personnel expenses+Facilities expenses)	(Millions of yen)	84,471	84,000	83,500	83,000	83,000

(Table 7) Subsidiaries and Affiliates(*1)

(Unit : 0.1 billion yen)

Company Names	Established	President	Primary business	Recent fiscal year ended	Total assets	Debts	Debts from the bank	Shareholders' equity	Thecapital from the bank	Net operating income	Net income	Subsidiary or Affiliate
Hamagin Finance	Sep.1979	Motoya Hamada	Leasing business、Cash management	Mar.2003	1,083.1	889.0	610.2	51.1	0.90	11.7	8.5	subsidiary
Yokohama Capital	Mar.1984	Tooru Chiba	Venture capital business, M&A consulting.	Mar.2003	81.5	80.0	80.0	1.4	1.05	▲ 0.1	0.3	subsidiary
Hamagin Mortgage Securities	Apr.1988	Motoya Hamada	Mortgage securities business	Mar.2003	242.0	233.4	233.4	▲ 4.9	0.05	▲ 5.1	▲ 5.2	subsidiary
Yokohama business services	Oct.1976	Yasuho Shimizu	Management of banks' facilities and realestates	Mar.2003	135.2	62.4	62.4	68.9	0.10	5.2	3.7	subsidiary

(Unit : million of US dollar)

Yokohama Finance Cayman Limited	Nov.1992	Masayuki Ito	Investment business	Dec.2002	8.4	8.3	8.3	0.0	0.01	0.0	0.0	subsidiary

*1 Only the subsidiary and affiliates which borrowed over 0.1 billion yen from the Bank of Yokohama are indicated in these tables.

*2 Debts from the bank includes guarantees

*3 Based on The Bank of Yokohama's consolidated financial results.

*4 For the subsidiary or affiliate reporting Operating losses,Net losses or Retained losses ,projection of income and position in the group strategy of Bank of Yokohama are described below.

Company Name	Future prospect
Yokohama Capital	Net operating loss due to devaluation loss and loss from valuation of securities. We continue to strengthen our sales activities by investing venture capital through "Yume Fund" and M & A activities etc. and cut our cost by rationalising our operation.
Hamagin Mortgage Securities	Net operating loss and negative shareholders equity due to strict valuation of assets. We continue to strengthen our asset quality and cut our cost.

(*5) Description of the company currently excluding our subsidiaries and affiliates

Company Name	Reason	Date of exclusion
Kyoeki Jisho	Sold common stocks to ourside investors	Mar. 2003

(Table 9) Board of Directors

	担当業務		Title
Business Promotion Supervisory Department	統括営業本部	Yasunaka Fujikawa	Director and COO
Retail Business Planning Department	リテール企画部	Yasunaka Fujikawa	Director and COO
Strategic Database Management Office	データ統合戦略室	Yasunaka Fujikawa	Director and COO
Operation Planning and Administration Department (excluding Securities Management Center & Market	事務統括部(証券管理センター、市場事務センターを除く)	Yasunaka Fujikawa	Director and COO
Operation Planning and Administration Department (Securities Management Center)	事務統括部証券管理センター	Chiyuki Okubo	Representative Director and CIO
Operation Planning and Administration Department (Market Management Center)	事務統括部市場事務センター	Chiyuki Okubo	Representative Director and CIO
Treasury and Capital Markets Department	金融市場部	Yasunaka Fujikawa	Director and COO
Internal Audit Department	監査部	Kazumi Shimizu	Representative Director and CRO
Personnel related (Corporate Administration Department)	人事関連業務(経営管理部人事室、人材開発室)	Yoshio Ota	Director and CPO
Compliance related (Corporate Administration Department)	コンプライアンス関連業務(経営管理部コンプライアンス統括室)	Yoshio Ota	Director and CPO
Regional Bank Association related	協会関連業務	Chiyuki Okubo	Representative Director and CIO
Public and Investor Relations Office	広報(経営企画部広報IR室)	Chiyuki Okubo	Representative Director and CIO
System related (Corporate Planning Department System Planning Office)	システム関連業務(経営企画部システム企画室)	Chiyuki Okubo	Representative Director and CIO
Secretariat	秘書室	Kazumi Shimizu	Representative Director and CRO

As of June 30,2003

(Table 10-2) Transition of loan amount

(Balance) (Unit: 0.1 billion yen)

		Results of March Term 2003 (A)	Plan for March Term 2004 (B)
Domestic loans	including impact loans	78,993	79,886
	excluding impact loans	78,870	79,762
Loans to small businesses (*1)	including impact loans	34,428	33,768
	excluding impact loans	34,343	33,683
Of which loans with guarantees by credit guarantee corporations		4,340	3,700
Loans to individuals (excluding corporation)		28,775	30,848
Of which housing related loans		16,690	18,565
Others		15,790	15,270
Overseas loans		27	26
Total		79,020	79,912

(*1) Small business : Capital less than 0.1 billion yen and emploees less than 300

(Unit: 0.1 billion yen)

		Results of March Term 2003	Plan for March Term 2004 (B)-(A)+(C)
Domestic loans	including impact loans	2,768	1,593
	excluding impact loans	2,877	1,592
Loans to small businesses	including impact loans	386	40
	excluding impact loans	444	40

(Unit: 0.1 billion yen (Loans to small businesses))

	Plan for FY 2003 (C)
Disposal of bad debts	( )
Write off of loans (*)	( )
Partial direct write-offs	( )
Losses on sales of loans to CCPC	( )
Losses on sales of loans to RCC	( )
Losses on sales of loans to other parties	( )
Others	( )
Securitization	( )
Subidiaries	( )
Total	700 (700)

(*) Untaxable direct write-off

(Table 13) Credits disclosed under the Financial Reconstruction Law

(Unit: 0.1 billion yen)

	Results of March Term 2002 (Non-consolidated)	Results of March Term 2002 (Consolidated)	Results of March Term 2003 (Non-consolidated)	Results of March Term 2003 (Consolidated)
Unrecoverable or valueless	846	904	506	560
Doubtful	2,473	2,514	2,262	2,066
In need of special caution	1,447	1,492	1,267	1,342
Subtotal	4,767	1,910	4,035	3,969
Normal	76,278	75,786	77,279	77,736
Total	81,046	80,697	81,315	81,706

Allowances

(Unit: 0.1 billion yen)

	Results of March Term 2002 (Non-consolidated)	Results of March Term 2002 (Consolidated)	Results of March Term 2003 (Non-consolidated)	Results of March Term 2003 (Consolidated)
General allowance for possible loan losses	354	379	292	340
Specific allowance for loan losses	691	722	540	570
Specific allowance for certain overseas loans	0	0	–	–
Allowance for possible loan losses (Total)	1,047	1,102	833	910
Allowance for possible losses on the sale of claims	142	142	18	18
Specific allowance for loan losse	–	–	–	–
Subtotal	1,190	1,245	851	928
Total	1,190	1,245	851	928

(Table 14) Risk managed loan information

(Unit: 0.1 billion yen, %)

	Results of March Term 2002 (Non-consolidated)	Results of March Term 2002 (Consolidated)	Results of March Term 2003 (Non-consolidated)	Results of March Term 2003 (Consolidated)
Loans to customers in bankruptcy (A)	276	282	149	152
Past due loans (B)	3,021	3,111	2,595	2,447
Accruing loans contactually past due 3 months or more(C)	129	131	151	152
Restructed loans (D)	1,317	1,360	1,115	1,190
①Interest rate reduction	127	127	47	63
②Interest payment rescheduled	–	–	–	–
③Loans to financially supported borrowers	–	–	–	17
④Principal payment rescheduled	1,021	1,064	1,067	1,108
⑤Others	168	168	–	–
Total (E)=(A)+(B)+(C)+(D)	4,745	4,886	4,012	3,942
Amount of partial direct write-off	2,010	2,157	2,027	2,149
Percentage of risk-managed loans	6.13%	6.43%	5.07%	5.03%

(Table 15) Bad debts

(Nonconsolidated) (Unit: 0.1 billion yen)

	Results of March Term 2002	Results of March Term 2003	Plan for March Term 2004
Disposal of bad debts (A)	502	498	400
Net transfer to specific allowance for loan losses	132	99	60
Net write off of loans and others (C)	343	389	330
Net write off of loans	330	372	300
Losses on sale of loans to CCPC	-	-	-
Losses on sale of loans to RCC *1	-	-	-
Other losses on sale of loans	7	5	20
Losses on debt forgiveness	-	-	-
Others	5	12	10
Net tansfer to allowance for losses on sales of claims	28	9	10
Transfer to specific allowance for loan losses	-	-	-
Transfer to specific allowance for loans for certain refinancing countries	▲ 1	▲ 0	-
Transfer to general allowance for possible loan losses (B)	0	▲ 61	-
Total (A)+(B)	503	436	400

<Reference>

Direct write offs by approproation of allowance (D)	176	251	200
Gross direct write offs (C)+(D)	520	640	530

(Consolidated) (Unit: 0.1 billion yen)

	Results of March Term 2002	Results of March Term 2003	Plan for March Term 2004
Disposal of bad debts (A)	551	548	450
Net transfer to specific allowance for loan losses	139	110	70
Net write off of loans and others (C)	385	429	370
Net write off of loans	370	410	340
Losses on sale of loans to CCPC	-	-	-
Losses on sale of loans to RCC *1	-	-	-
Other losses on sale of loans	8	7	20
Losses on debt forgiveness	-	-	-
Others	5	12	10
Net tansfer to allowance for losses on sales of claims	28	9	10
Transfer to specific allowance for loan losses	-	-	-
Transfer to specific allowance for loans for certain refinancing countries	▲ 1	▲ 0	-
Transfer to general allowance for possible loan losses (B)	5	▲ 37	-
Total (A)+(B)	557	511	450

<Reference>

Direct write offs by approproation of allowance (D)	189	258	210
Gross direct write offs (C)+(D)	574	687	580

*1 Losses due to the sales of loans to the specific bank defined in Article 53 of Financial Reconstruction Law.

(Table 17) Bankruptcies

(Unit: 0.1 billion yen)

Internal rating	Internal ratings 1year before bankruptcies		Internal ratings 6 months before bankruptcies	
	Number of bankruptcies	Amount	Number of bankruptcies	Amount
I	–	–	–	–
II	–	–	–	–
III	–	–	–	–
IV	–	–	–	–
V	–	–	–	–
VI	–	–	–	–
VII	5	8	2	5
VIII	11	27	11	21
IX	27	89	24	83
X	4	26	1	2
X I	8	66	7	22
X II	10	198	21	281
No rating	3	3	2	2

*1 "No rating" includes only personal loans, loans with guarantees by credit guarantee corporations, loans with deposit guarantee.

*2 Bankruptcies with credit amount less than 50 million yen are excluded.

(Reference) Credits disclosed under the Financial Reconstruction Law

	Results of March Term 2003 (Unit: 0.1 billion yen)
Unrecoverable or valueless	506
Doubtful	2,262
In need of special caution	1,495
Normal	77,051
Total	81,315

(Table 18-1) Gains or losses from valuation of marketable securities (Mar.2003,Non-consolidated)

Securities (Unit: 0.1 billion yen)

		Balance	Gains or losses from valuation	Gains	Losses
Held to maturity purpose	Securities	856	▲ 0	0	1
	Bonds	790	▲ 0	0	1
	Stocks	–	–	–	–
	Others	65	0	0	–
	Money held in trust	–	–	–	–
Subsidiaries, etc	Securities	18	–	–	–
	Bonds	–	–	–	–
	Stocks	18	–	–	–
	Others	0	–	–	–
	Money held in trust	–	–	–	–
Other securities	Securities	14,386	▲ 340	147	488
	Bonds	11,235	49	55	6
	Stocks	1,824	▲ 399	80	480
	Others	1,325	10	11	1
	Money held in trust	–	–	–	–

Others (Unit: 0.1 billion yen)

	Book value	Market value	Gains or losses from valuation	Gains	Losses
*1 Real estate for sale	1,195	829	▲ 366	0	366
Other real estate	12	8	▲ 4	–	4
*2 Other estate	–	▲ 30	▲ 30	127	157

*1 Based on revaluation of land at fair value as of March.1998 under the Revaluation Act of Land Properties and the law concerning amendment of the Law

(Total 18-2) Gains or losses from valuation of marketable securities (Mar.2003,Consolidated)

Securities (Unit: 0.1 billion yen)

		Balance	Gains or losses from valuation	Gains	Losses
Held to maturity purpose	Securities	856	▲ 0	0	1
	Bonds	790	▲ 0	0	1
	Stocks	—	—	—	—
	Others	65	0	0	—
	Money held in trust	—	—	—	—
Subsidiaies, etc	Securities	3	—	—	—
	Bonds	—	—	—	—
	Stocks	3	—	—	—
	Others	—	—	—	—
	Money held in trust	—	—	—	—
Other securities	Securities	14,462	▲ 342	149	492
	Bonds	11,242	49	55	6
	Stocks	1,894	▲ 402	82	484
	Others	1,325	10	11	1
	Money held in trust	—	—	—	—

Others (Unit: 0.1 billion yen)

	Book value	Market value	Gains or losses from valuation	Gains	Losses
*1 Real estate for sale	1,289	999	▲ 289	115	405
Other real estate	12	8	▲ 4	—	4
*2 Other estate	—	▲ 30	▲ 30	127	157

*1 Based on revaluation of land at fair value as of March.1998 under the Revaluation Act of Land Properties and the law concerning amendment o the Law.

(Table 19) Summary of derivative transactions

(Unit: 0.1 billion yen)

	Contract or Notional Amount		Credit risk equivalent	
	March.2002	March.2003	March.2002	March.2003
Futures	1	30	—	—
Interest rate swap	12,005	10,389	258	204
Currency swap	1,099	897	59	40
Forward exchange contracts	1,892	396	27	5
Interest options purchased	121	119	1	0
Currency options purchased	506	210	12	4
Other derivatives	0	0	0	0
Effect on netting agreement	—	—	0	0
Total	15,624	12,041	357	254

*Figures given above were computed according to capital adequacy guidelines set by BIS.
Transactions for which the original contract has a maturity of 2 weeks or less are also added.

(Table 20) Credit risk (as of March.2003)

(Unit: 0.1 billion yen)

	Customers with credit rating BBB/Baa or above	Customers with credit rating BB/Ba or below	Others *	Total
Credit risk equivalent	252	2	0	254
Credit cost	0	0	0	0
Amount of credit risk	1	0	0	1

*Personal transactions (Foreign currency time deposit),Impact loans against corporation without credit ratings.

Corporations with credit ratings by rating agencies.
Adopt Moody's Investment-grade,Speculative-grade(1970-2002).

Corporations without credit ratings by rating agencies.
Adopt Internal rating.
Internal rating Ⅰ ～Ⅳ (Investment-grade), Internal rating under Ⅴ (Speculative-grade)

Exhibit A-13

Date: July 31, 2003

The Bank of Yokohama, Ltd.

Financial Information for the 1st Quarter of the Fiscal Year ending March 31,2003

We announce our quarterly information for the 1st Quarter of the FY 2003 (from April 1, 2003 to June 30, 2003).
(Note) The following figures are unaudited.

1. "Disclosure by Category on the basis of Financial Reconstruction Law" (Non-consolidated)

(Billions of yen) <Reference> (Billions of yen)

	As of June 30, 2003	As of December 31, 2002	As of March 31, 2003
Unrecoverable or valueless credits	69.9	69.8	50.6
Doubtful credits	195.0	253.2	226.2
Credits in need of special caution	125.3	165.8	126.7
Total	390.3	488.9	403.5

(Note) The above figures for the end of each quarter are classified by category as set forth in Article 4 of "Law Concerning Emergency Measures for the Reconstruction of the Function of the Financial System." However, these figures are not consecutive as the calculation methods differ in the following points from that of the figures disclosed at the end of a fiscal year or interim period.

1. "Unrecoverable or valueless credits" and "Doubtful credits"

① Disclosure Category

On the basis of borrowers categorization (*) at the end of the fiscal year or interim period, borrowers who have undergone objective facts such as becoming bankrupt or dishonored, and are subject to changes in internal ratings, etc., and among self-assessed amounts at the end of the fiscal year or interim period during the quarter, regarding credits to top-30 large-scale borrowers, we have reviewed categorization of borrowers based on self-assessment standards established by the Bank.

② Disclosed Amount

This amount was based on the balance at the end of each quarter.

In this regard, an amount equal to a partial direct write-off through self-assessment has been reduced at the end of each quarter.

2. "Credits in need of special caution"

① Disclosure Category

On the basis of borrowers categorization (*) at the end of the fiscal year or interim period, among credits for borrowers categorized as normal and in need of caution during the quarter, with respect to newly accruing credits contractually past due 3 months or more and credits that have been confirmed as restructured, and among self-assessed amounts at the end of the fiscal year or interim period, with respect to credits to top-30 large-scale borrowers, we have reviewed categorization of borrowers based on self-assessment standards established by the Bank.

② Disclosed Amount

This amount was based on the balance at the end of each quarter.

* Relationship between the Financial Reconstruction Law categories and self-assessment categories:
Unrecoverable or valueless credits (loans to customers in legal bankruptcy or virtual bankruptcy)
Doubtful credits (loans to customers in possible bankruptcy)
Credits in need of special caution (among the loans in need of caution, loans whose interest payments contractually past due 3 months or more, or restructured loans)

2. Capital Ratio (Domestic Standards)

	As of September 30, 2003 (Projected)	<Reference> As of March 31, 2003 (Actual)
Consolidated capital ratio	Former half of 10%	10.32%
Consolidated Tier I capital ratio	Middle half of 6%	6.36%

(Note) The above projected figure may be revised should the business environment presumptions change.

3. Valuation Differences of Investment Securities Having Market Value (Non-consolidated)

○ Valuation Differences

(Billions of yen) <Reference> (Billions of yen)

	As of June 30, 2003				As of December 31, 2002				<Reference> As of March 31, 2003			
	Market Value	Valuation Difference			Market Value	Valuation Difference			Market Value	Valuation Difference		
			Gains	Losses			Gains	Losses			Gains	Losses
Other Investment Securities	1,608.9	(20.4)	21.7	42.1	1,104.2	(73.7)	10.5	84.3	1,425.1	(34.0)	14.7	48.8
Stocks	179.2	(20.0)	17.3	37.4	173.5	(70.0)	7.3	77.4	169.1	(39.9)	8.0	48.0
Bonds	1,222.6	(1.8)	2.5	4.3	856.1	(4.3)	2.4	6.7	1,123.4	4.9	5.5	0.6
Others	207.1	1.4	1.7	0.3	74.6	0.6	0.7	0.1	132.5	1.0	1.1	0.1

(Note) 1. Regarding "Valuation Differences" and "Unrealized Gains or Losses," the differences between book value (before amortization and impairment) and the market value have been recorded. In this regard, as of March 31, 2003, the same standards (after amortization and impairment) have been applied. The valuation difference (before amortization and impairment) of other investment securities as of March 31,2003 is loss of 78.2 billion yen.

2. Unrealized gains or losses related to held to maturity securities are as follows.

(Billions of yen) <Reference> (Billions of yen)

	As of June 30, 2003				As of December 31, 2002				<Reference> As of March 31, 2003			
	Book Value	Net Unrealized Gains/(Losses)			Book Value	Net Unrealized Gains/(Losses)			Book Value	Net Unrealized Gains/(Losses)		
			Gains	Losses			Gains	Losses			Gains	Losses
Held to Maturity Securities	19.1	(0.0)	0.0	0.1	26.9	(0.1)	0.0	0.2	23.1	(0.0)	0.0	0.1

3. There have been no unrealized gains or losses regarding subsidiary and affiliate stocks.

4. Derivative Transactions (Non-consolidated)

(1) Interest Rate-related Transactions

(Billions of yen) <Reference> (Billions of yen)

Category	Type	As of June 30, 2003			As of December 31, 2002			<Reference> As of March 31, 2003		
		Contract Amount	Market Value	Valuation Gains/ (Losses)	Contract Amount	Market Value	Valuation Gains/ (Losses)	Contract Amount	Market Value	Valuation Gains/ (Losses)
Securities Exchange	Interest Rate Futures	4.9	(0.0)	(0.0)	—	—	—	—	—	—
OTC	Interest Rate Swaps	1,082.8	(0.6)	(0.6)	509.7	0.4	0.4	501.1	0.2	0.2
	Other	107.7	(0.0)	1.1	101.0	(0.0)	1.0	106.8	(0.0)	1.1
Total				0.4			1.4			1.3

(Note) Derivative transactions to which hedge accounting has been applied are excluded from the above table.

(2) Currency-related Transactions

(Billions of yen) <Reference> (Billions of yen)

Category	Type	As of June 30, 2003			As of December 31, 2002			<Reference> As of March 31, 2003		
		Contract Amount	Market Value	Valuation Gains/ (Losses)	Contract Amount	Market Value	Valuation Gains/ (Losses)	Contract Amount	Market Value	Valuation Gains/ (Losses)
OTC	Currency Swaps	72.4	(2.0)	(2.0)	32.2	0.0	0.0	32.2	0.0	0.0
	Exchange Contracts	19.7	(0.0)	(0.0)	–	–	–	–	–	–
	Currency Options	30.0	0.2	0.0	–	–	–	–	–	–

(Note) 1. Derivative transactions to which hedge accounting has been applied and transactions below (Note 3) are excluded from the above table.

2. Forward exchange contracts and currency options have been marked to market and are included in the above statement from the current quarter.

3. Contract amounts of currency swap transactions that were calculated by periodic accounting of profit and loss are as follows. Moreover, currency swap transactions, to which periodic accounting of profit and loss had been applied, were excluded from the following statement below as hedge accounting has been applied from the current quarter.

(Billions of yen) <Reference> (Billions of yen)

Type	As of December 31, 2002			<Reference> As of March 31, 2003		
	Contract Amount	Market Value	Valuation Gains/ (Losses)	Contract Amount	Market Value	Valuation Gains/ (Losses)
Currency Swaps	196.9	(0.8)	(0.8)	136.5	1.3	1.3

Contract amounts of revaluated foreign exchange and currency options are as follows.

(Billions of yen) <Reference> (Billions of yen)

Category	Type	As of December 31, 2002	<Reference> As of March 31, 2003
		Contract Amount	Contract Amount
OTC	Forward Foreign Exchange	140.0	25.3
	Currency Options	43.8	38.4

(3) Stock-related Transactions

There have been no stock-related transactions.

(4) Bond-related Transactions

(Billions of yen) <Reference> (Billions of yen)

Category	Type	As of June 30, 2003			As of December 31, 2002			<Reference> As of March 31, 2003		
		Contract Amount	Market Value	Valuation Gains/ (Losses)	Contract Amount	Market Value	Valuation Gains/ (Losses)	Contract Amount	Market Value	Valuation Gains/ (Losses)
Securities Exchange	Bond Futures	35.5	0.1	0.1	5.2	(0.0)	(0.0)	–	–	–
	Bond Options	15.5	(0.0)	(0.0)	–	–	–	–	–	–
	Bond Futures Options	3.0	(0.0)	(0.0)	1.0	(0.4)	(0.0)	7.7	0.0	(0.0)
OTC	Bond Options	36.0	(0.2)	0.3	–	–	–	–	–	–
Total	Total			0.4			(0.0)			(0.0)

(Note) Derivative transactions to which hedge accounting has been applied are excluded from the above table.

(5) Commodities-related Transactions

There have been no commodities-related transactions.

(6) Credit Derivative Transactions

There have been no credit derivative transactions.

5. Outstandings of Domestic Deposits and Domestic Loans (Non-consolidated)

(Billions of yen) <Reference> (Billions of yen)

	As of June 30, 2003	As of June 31, 2002	As of March 31, 2003
Domestic individual deposits	6,898.6	6,728.9	6,721.3
Floating deposits	3,740.9	3,352.3	3,516.1
Time deposits	3,096.8	3,317.2	3,140.0
Domestic corporation deposits	1,658.4	1,642.1	2,059.7
Other domestic deposits	441.9	437.2	593.3
Total Domestic Deposits	8,998.9	8,808.3	9,374.3
Domestic Loans	7,576.4	7,548.8	7,899.3

(Note) 1. The above figures are derived from domestic branches (excluding offshore banking accounts).

2. Other domestic deposits include deposits of local governments and financial institutions.

3. Floating deposits = current deposits + ordinary deposits + savings deposits + deposits at notice
Time deposits = time deposits + installment savings accounts

Please contact the office below in regards to the above information.

Public and Investor Relations Office, Corporate Planning Department Phone: 045-225-1980

RECEIVED
2004 JUL 29 A 9:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Exhibit A-14

June 26, 2003

The Bank of Yokohama, Ltd.
President and CEO Sadaaki Hirasawa
(Code No.8332 Tokyo Stock Exchange, 1st section)

Notice of Merger (Simplified Merger) between The Bank of Yokohama Ltd. and its Subsidiary

The Bank of Yokohama, Ltd. (the Bank) and its wholly-owned subsidiary, Yokohama Business Service have agreed with the contract that they are scheduled to merge on September 1, 2003, after a resolution at the Board of Directors' Meeting of the Bank held on June 26, 2003, subject to the approval of the relevant authorities.

1. Purpose of Merger

   The Bank will absorb its wholly-owned subsidiary, Yokohama Business Service, whose major business is real estate leasing to the Bank, in order to improve our efficient branches and welfare facilities management.

2. Basic Items of Merger

(1) Schedule of Merger

Board for approval of merger agreement	: June 26, 2003
Conclusion of merger agreement	: June 26, 2003
Shareholders' Meeting for approval of merger agreement*	: June 27,2003 (Tentative schedule: merged company)
Effective date of merger	: September 1, 2003 (Tentative schedule)
Official registration of merger	: September 1, 2003 (Tentative schedule)

*In accordance with the provision of Article 413-3, paragraph 1 of the Commercial Code, this merger will be concluded without the approval of Shareholders' Meeting regarding merger agreement.

(2) Method of Merger

The Bank of Yokohama, Ltd., as an ongoing concern, will absorb Yokohama Business Service, which will be subsequently dissolved.

(3) Others

There will be no issuance of new stocks or delivered money due to the merger.

3. Outline of Concerned Companies

(1)Trade Name	The Bank of Yokohama, Ltd. (Merging Company)		Yokohama Business Service (Merged Company)
(2)Business Description	Banking		Real Estate Leasing
(3)Establishment	December 20, 1920		October 28, 1976
(4)Head Office Address	3-1-1 Minatomirai, Nishi-ku, Yokohama, Kanagawa		3-1-1 Minatomirai, Nishi-ku, Yokohama, Kanagawa
(5)Representative	Sadaaki Hirasawa, President		Yasuo Shimizu, Representative Director
(6)Capital Stock	184.8 billion yen		10 million yen
(7)Number of Shares Issued	Common Stock 1,138,644,220 Preferred Stock 200,000,000		Common Stock 20,040
(8)Stockholders' Equity	451.8 billion yen		6.8 billion yen
(9)Total Assets	10,535.6 billion yen		13.5 billion yen
(10)Fiscal Year End	March 31		March 31
(11)Number of Employees	3,869		51
(12)Principal Stockholders and Percentage of Shares Outstanding	The Master Trust Bank of Japan, Ltd. Trust Account	6.50%	The Bank of Yokohama, Ltd. 100% (As of June 26, 2003)
	Japan Trustee Services Bank, Ltd. Trust Account	5.48%	
	Meiji Life Insurance Company	3.20%	
	The Yasuda Mutual Life Insurance Company	3.20%	
	The Dai-ichi Mutual Life Insurance Company	3.20%	
(13)Relations of Concerned Companies	Capital	The merged company is 100% owned subsidiary of the merging company	
	Officers	Officers of the merged company: One officer concurrently serves for the merging company, two officers are temporarily transferred and one officer is transferred from the merging company.	
	Business	The merging company leases branches etc. from the merged company.	

(Note) Figures stated above are as of March 31, 2003

(14)Operating Results for the Latest Three Years Billions of yen

	The Bank of Yokohama, Ltd. (Merging Company)			Yokohama Business Service (Merged Company)		
Settlement Date	March 31, 2001	March 31, 2002	March 31, 2003	March 31, 2001	March 31, 2002	March 31, 2003
Net Sales (Ordinary Income)	284.1	260.4	238.2	2.6	2.5	2.2
Operating Income	—	—	—	0.8	0.8	0.7
Ordinary Profit	48.8	34.2	25.3	0.6	0.6	0.5
Net Income	26.9	20.4	15.1	(0.2)	0.4	0.4
Net Income Per Share (Yen)	22.49	16.77	12.13	(9,123)	17,894	18,382
Dividend Per share, Common Stock (Yen)	5.00	5.00	5.00	13,000	17,500	19,500
Stockholders' Equity Per Share(Yen)	308.08	305.29	309.22	347,906	342,801	343,682

4. Influence on our financial results

We consider that influence of this merger on our performance will be little.

Contact: Public and Investor Relations Office
Corporate Planning Department
TEL:045(225)1141

Exhibit A-15

June 20, 2003

The Bank of Yokohama, Ltd.
President and CEO Sadaaki Hirasawa
(Code No.8332 Tokyo Stock Exchange, 1st section)

Business Reform Order by Financial Services Agency regarding Establishment of Compliance Structure

The Bank of Yokohama Ltd.(the Bank) today received a Business Reform Order from Japan's Financial Services Agency as a result of their inspection due to our insufficient internal supervisory system concerning establishment of compliance structure.

We express our sincere apologies to our customers, shareholders and other business associates.

We will continuously reinforce and improve the contents stated below toward establishment of satisfactory compliance structure.

1. Content of the Business Reform Order

(1) The Bank will reinforce its internal supervisory system in order to establish compliance structure and retain its sound management system based on the following matters.

①Recognizing the importance of compliance with laws and regulations.

②Establishing compliance structure by reinforcing the functions of Board of Directors.

③Establishing supervisory system for compliance matters in the new business fields.

④Establishing unified supervisory system concerning laws and regulations in order to appropriately report Suspicious Transactions in accordance with the Law for Punishment of Organized Crimes, Control of Crime Proceeds and other matters.

(2) The Bank will submit a Reform Plan concerning matters stated above until July 22, 2003, and will report on progress toward implementation every three months until its completion.

2. Actions to be taken

The Bank will steadily implement the Reform Plan based on the above Reform Order and establish satisfactory compliance structure, while carrying out further active participation of management in compliance matters, reinforcement of inspection system and establishment of supervisory system.

Contact: Public and Investor Relations Office
Corporate Planning Department
TEL:045(225)1141

Exhibit A-16

RECEIVED
2004 JUL 29 A 9:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

May 26, 2003

The Bank of Yokohama, Ltd.
President and CEO Sadaaki Hirasawa
(Code No.8332 Tokyo Stock Exchange, 1st section)

Reform of Retirement Benefits Scheme (Severance Benefits and Pension Plan)

The Bank of Yokohama Ltd. (President Sadaaki Hirasawa) will reform its severance benefits and pension plan from July 1, 2003 as finishing touches to its personnel system restructuring with the objective of implementing a company-wide performance-based system and transformation of it corporate culture.

With respect to our salary system, we already introduced a performance rating system last July, in which salary varies in relation to contributions based on job content. Also, with respect to our severance benefits and pension plan, we will employ a system in which benefits will vary depending on job-related contributions and eliminate seniority criterion.

As a result of implementing these systems, and as set out in our latest medium-term management plan, entitled "The Value-up," we will aim at accomplishing further strong and efficient organization by motivating or "valuing up" our employees.

<Outline of New Severance Benefits and Pension Plan>

(1) Introduction of Point System

In order to raise the motivation level of employees, we will introduce a point system in which the amount of severance pay and pension will be determined by employee accumulated points. This point system will be enforced by excluding the notion of years of service and by an accumulation of points, with weight placed on expertise and degree of difficulty of a position.

(2) Introduction of "Severance Pay Prepayment Scheme" and "Defined Contribution Pension Plan (401k)"

In order to raise the consciousness of the autonomy of employees, 20% of the lump sum severance payment will be changed to a "severance pay prepayment scheme." We will also offer a system in which an employee may choose either contributions to a "defined contribution plan (401k)" or receipt of an annual prepayment.

(3) Introduction of Cash Balance Plan"

In order to flexibly vary the amount of the pension depending on actual market conditions, the present defined benefit pension plan will be changed to a "cash balance plan" (combined pension plan), in which the pension amount will vary depending on government bond interest rates.

Contact: Public and Investor Relations Office
Corporate Planning Department
TEL:045(225)1141

Exhibit A-17

May 19, 2003

The Bank of Yokohama, Ltd.
President and CEO Sadaaki Hirasawa
(Code No.8332 Tokyo Stock Exchange, 1st section)

Transfer of Shares of Our Consolidated Subsidiary

We, The Bank of Yokohama, Ltd.(the Bank) and SUMISHO LEASE CO., LTD.(SCL) have agreed with the contract to transfer 60% shares of Hamagin Finance Co. Ltd. (HFC), our consolidated subsidiary, held by us and other shareholders to SCL on June 30, 2003 as follows:

1. Reasons for affiliation

   Based on our new medium-term management plan 'The Value-up', we will further enhance our sales capabilities by concentrating our business resources on regional retail market in order to obtain high trust from our regional customers.

   By establishing this affiliation with SCL, HFC will be able to equip high edge of leasing capabilities in order to satisfy various requirements from our customers.

   We also expect further expansion of our business fields not only leasing area but also other area cooperating with SCL, trading industry based leasing company with strong and sound business and financial foundation.

2. Outline of HFC

Name	:	The Hamagin Finance Co. Ltd.
President	:	Motoya Hamada
Head Office	:	3-1-1, Minatomirai Nishi-ku, Yokohama, Kanagawa Prf.
Establishment	:	September 20, 1979
Major business	:	Financial Lease, Installment Selling, Factoring Cash Management
Fiscal year end	:	March
Number of employees	:	76
Other offices	:	Yamato city (Kanagawa Prf.), Tokyo, Gunma Prf.
Capital	:	200 Million yen
Number of issued shares	:	400 thousand
Major shareholders	:	The Bank of Yokohama Ltd. : 45% Yokohama Shinyo Hosho Ltd. : 40% Houei Co. Ltd.: 15%

Recent financial results: Millions of yen

	March 31, 2003 (Forecast)	March 31, 2004 (Forecast)
Sales	38,739	37,000
Operating income	1,588	1,200
Ordinary profit	1,650	1,200
Net income	854	600
Total assets	108,313	—
Stockholders' equity	5,112	—

3. Outline of purchaser

Name	:	SUMISHO LEASE CO., LTD.
President	:	Mitsuharu Ishii
Head Office	:	2-1-1 Hitotsubashi, Chiyoda-ku, Tokyo
Major Business	:	Financial Lease, Installment Selling, Money Lending
Capital Tie-up with the Bank	:	None

4. Numbers of shares before/ after the transfer

	SCL	The Bank	Yokohama Shinyo Hosho Ltd.	Houei Co. Ltd.
Before the transfer	0	180,000	160,000	60,000
Increase/(decrease) of shares by the transfer	240,000	(100,000)	(80,000)	(60,000)
After the transfer	240,000	80,000	80,000	0

(Reference)

Outline of Yokohama Shinyo Hosho Ltd. and Houei Co. Ltd.

Name	Yokohama Shinyo Hosho Ltd.	Houei Co. Ltd.
President	Takashi Tanabe	Masahiro Hoshino
Head Office	3-1-1, Minatomirai Nishi-ku, Yokohama	2 Yamashita-cho, Naka-ku, Yokohama
Major Business	Credit guarantee relating to individual loans	Non-life insurance agency Life insurance agency

5. Conditions of consolidation

Before the transfer: Consolidated subsidiary

After the transfer: Affiliated company (Equity method)

6. Schedule of transfer

May 19, 2003: The date of Resolutions of the Board of Directors

June 30, 2003: Transfer date

7. Influence on our financial results

We consider that influence of this affiliation on our consolidated/ non-consolidated performance as of March 31, 2004 will be little.

Contact: Public and Investor Relations Office
Corporate Planning Department
TEL:045(225)1141

Exhibit A-18

April 18, 2003

RECEIVED
2004 JUL 29 A 9:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Bank of Yokohama, Ltd.
President and CEO Sadaaki Hirasawa
(Code No.8332 Tokyo Stock Exchange, 1st section)
Contact: Jun Okura
General Manager of Accounting Office
Corporate Planning Department

Adjustment in performance prospects for the Fiscal Year ended March 31, 2003 and performance prospects for consolidated accounting
Valuation losses on securities as of March 31, 2003

1. Adjustment in performance prospects for the term (from April 1, 2002 through March 31,2003)
   We have adjusted our performance prospects for the year ended March 31, 2003 and the performance prospect for the consolidated accounting as follows.

(Billions of yen)

	Consolidated			Non-consolidated		
	Ordinary income	Ordinary profit	Net income	Ordinary income	Ordinary profit	Net income
Previous announcement (A)	275.0	48.0	28.0	235.0	48.0	28.0
Adjusted prospects (B)	278.0	25.3	15.1	238.0	25.3	15.1
Increase/(decrease)	3.0	(22.7)	(12.9)	3.0	(22.7)	(12.9)
Percentage of increase/(decrease) (%)	1.1	(47.3)	(46.1)	1.3	(47.3)	(46.1)

[Reasons for adjustment]

This is mainly due to the effects of a fall in share prices, and the large increase in the amount of impairment losses on a non-consolidated basis.

Due to the effects of assessment by estimation on the basis of business sizes, which will be applied from Fiscal Year 2004, effective tax rate in tax effect accounting will decrease and we expect to have 2 billion yen of reversal of deferred tax assets(decrease of net income).

In this regard, net business profit(before transfer to possible loan losses) is expected to increase by 2.8 billion yen compared with the initial prospect, as it has favorably progressed.

2. Valuation Losses on Securities

Among "other investment securities (whcich mean other securities provided in Article 8, paragraph 21 of Regulation of Financial Statements.)", market value or actual value of which remarkably decreased from book value, loss handling is conducted.

Valuation losses (amount of impairment losses) on these securities at the end of the year ended March 31, 2003 are valued as follows.

(Billions of yen)

	Amount	Ratio	
Appropriated amount of valuation losses on securities (A)	32.1		
Net assets in the year ended March 31, 2002 (B)	447.5	(A) / (B)	7.2%
Ordinary profit in the year ended March 31, 2002 (C)	34.2	(A) / (C)	93.9%
Net income in the year ended March 31, 2002 (D)	20.4	(A) / (D)	157.4%

(Note) The amount of valuation losses above has been calculated for the securities whose market value is reasonably calculable, such as listed securities and OTC securities among other investment securities.

Contact: Public and Investor Relations Office
Corporate Planning Department
TEL:045(225)1141

Reference

1. Summary of performance prospects for the year ended March 31, 2003 (non-consolidated)

(Billions of yen)

	Announcement of accounts in November (A)	Adjusted prospects (B)	Increase/(Decrease) (C)
Gross operating income	194.5	194.9	0.4
Expenses	(92.5)	(90.1)	2.4
Net business profit	102.0	104.8	2.8
Amount of disposed bad debts	(45.0)	(43.6)	1.4
Gains/(losses) on securities	(7.0)	(29.5)	(22.5)
Ordinary profit	48.0	25.3	(22.7)
Net income	28.0	15.1	(12.9)

(Note) 1.Net business profit shows the amount before transfer to reserve for possible loan losses.

2. The amount of disposed bad debts includes transfer to reserve for possible loan losses.

3. Symbols are employed on the basis of profit.

2. Net unrealized profit or loss (non-consolidated) from "Other Investment Securities" as of March 31, 2003

(Unit: 0.1 billion yen)

	As of March 31, 2002	As of March 31, 2003	Increase/(decrease)
Other investment securities	(27.6)	(34.0)	(6.4)
of which, stocks	(35.6)	(39.9)	(4.3)

(Note) Stocks having market value have been valued on the basis of the market value as of the closing date.

3. Standard for share subject to impairment losses

(1) Stocks the market value of which decreased by 50% or more of book value	All shares
(2) Stocks the market value of which decreased by 30% to 50% of book value	Shares of companies classified as in need of caution or below
(3) Stocks the market value of which decreased by less than 30% of book value	Shares of the companies classified as possible bankruptcy or below

4. Capital Ratio (Consolidated)

	As of March 31, 2002	As of March 31, 2003 (Prospect)
Capital Ratio (Consolidated)	10.72%	Approximately 10.5%

Exhibit A-6

This preliminary offering memorandum is not complete. We may complete or amend this preliminary offering memorandum without notice. This preliminary offering memorandum
an offer to sell, nor is it seeking an offer to buy, the shares in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY OFFERING MEMORANDUM (Subject to Completion) STRICTLY CONFIDENTIAL

Dated July 8, 2004

138,225,000 Shares

THE BANK OF YOKOHAMA, LTD.

COMMON STOCK

This is a global offering of 138,225,000 shares of our common stock. The international managers named in this offering memorandum are offering of the shares. Concurrently, Japanese underwriters are offering of the shares. The selling shareholder named in this offering memorandum is selling all of the shares offered in the global offering, and we will not receive any of the proceeds.

The shares of common stock currently issued are listed on the First Section of the Tokyo Stock Exchange and application has been made to list the additional shares of common stock being sold in the global offering. On July 6, 2004, the reported closing price on the Tokyo Stock Exchange for the common stock was ¥608 per share.

The international managers are offering shares in offshore transactions outside the United States in reliance on Regulation S under the United States Securities Act of 1933. In addition, U.S. broker-dealer affiliates of the international managers are offering shares in the United States to institutions that are qualified institutional buyers, or QIBs, as defined in Rule 144A under the Securities Act. The shares may be resold or transferred only in accordance with the procedures described under "Transfer Restrictions" and "Plan of Distribution."

THE SHARES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO THE EXCEPTIONS REFERRED TO IN THIS OFFERING MEMORANDUM, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS.

Investing in the shares involves risks. See "Risk Factors" beginning on page 5.

OFFER PRICE ¥ PER SHARE

The shares are offered by the international managers subject to receipt and acceptance of any order by them and subject to their right to reject any order in whole or in part. It is expected that payment for the shares will be made in yen for value, and delivery of the shares will be made through the book-entry facilities of Japan Securities Depository Center, Inc. in Tokyo, on or about July , 2004.

Joint Global Coordinators and Joint Bookrunners

Nikko Citigroup **Merrill Lynch Japan Securities**

Joint Lead Managers

Merrill Lynch International **Nikko Citigroup**

Daiwa Securities SMBC Europe **Goldman Sachs International**

Morgan Stanley **Nomura International** **UBS Investment Bank**

Deutsche Bank **JPMorgan**

July , 2004

No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this offering memorandum in connection with the offering covered by this offering memorandum. If given or made, the information or representations must not be relied upon as having been authorized by us, the selling shareholder or the international managers. This offering memorandum does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of, any shares to any person in any circumstances or in any jurisdiction in which it is unlawful to make such an offer, solicitation or sale. Neither the delivery of this offering memorandum nor any sale made hereunder shall, under any circumstances, create any implication that there has not been any change in the facts described in this offering memorandum or in our affairs since the date of this offering memorandum.

TABLE OF CONTENTS

We are furnishing this offering memorandum in connection with an offering not registered under the United States Securities Act of 1933, or the Securities Act, solely for the purpose of enabling prospective investors to consider the purchase of shares. The information contained in this offering memorandum has been provided by us and other sources identified in this offering memorandum. Any reproduction or distribution of this offering memorandum, in whole or in part, and any disclosure of its contents or use of any information contained in it for any purpose other than considering an investment in the shares offered hereby is prohibited. Each offeree of the shares, by accepting delivery of this offering memorandum, agrees to the foregoing.

The securities offered hereby are not required to be and have not been registered with, recommended by or approved by the United States Securities and Exchange Commission, or SEC, or any other federal or state securities commission or regulatory authority of or in the United States, nor has any such authority reviewed or passed upon the accuracy or adequacy of this offering memorandum. Any representation to the contrary is a criminal offense under the laws of the United States.

No representation or warranty, express or implied, is made by the international managers as to the accuracy or completeness of the information contained in this offering memorandum. This offering memorandum does not contain all the information that would be included in a prospectus for the offering of

the shares if the offering were registered under the Securities Act. In making an investment decision, prospective investors must rely on their own examination of us and the terms of the offering of the shares, including the merits and risks involved.

No action has been or will be taken to permit a public offer of the shares in any jurisdiction other than Japan. This offering memorandum may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in that jurisdiction.

In this offering memorandum, "we," "us" and "our" refer to The Bank of Yokohama, Ltd. and, unless the context indicates otherwise, its consolidated subsidiaries.

In this offering memorandum, references to "U.S. dollars," "dollars" and "$" refer to the currency of the United States and those to "yen" and "¥" refer to the currency of Japan. For convenience, yen amounts translated into dollars in this offering memorandum have been translated at the rate of ¥105.63 = $1.00, the rate of exchange on March 31, 2004. However, these translations should not be construed as representations that the yen amounts have been, could have been or could be converted into dollars at that or any other rate. The exchange rate quotation quoted by leading commercial banks in Tokyo for buying and selling spot dollars in the Tokyo foreign exchange market by telegraphic transfers against yen on July 6, 2004 was ¥109.34 = $1.00.

In this offering memorandum, where information is presented in millions, billions or trillions of yen or thousands or millions of dollars, amounts of less than one hundred thousand, one hundred million or one hundred billion, as the case may be, have been truncated, except that courtesy U.S. dollar translations of yen amounts have been rounded. Where information is presented as percentages, amounts of less than one-tenth or one-one hundredth of one percent, as the case may be, have been truncated except in certain cases in which percentages have been rounded. Accordingly, the total of each column of figures may not be equal to the total of the individual items.

Our fiscal year end is March 31. Our financial statements are prepared in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, which differ in certain significant respects from accounting principles generally accepted in other countries. Certain significant differences between Japanese GAAP and accounting principles generally accepted in the United States, or U.S. GAAP, are summarized in this offering memorandum under "Summary of Certain Significant Differences Between Japanese GAAP and U.S. GAAP."

In connection with the global offering, Merrill Lynch International, Citigroup Global Markets Limited and the other international managers, and any of their respective affiliates, acting as an investor for its or their own account(s) may subscribe for our shares and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for its or their own account(s) in our securities or other related investments in connection with the global offering and otherwise. Accordingly, references in this offering memorandum to the shares being offered, subscribed or otherwise dealt in should be read as including any offer to, or subscription or dealing by, the international managers or any of them and any of their affiliates acting as an investor for its or their own account(s). Merrill Lynch International, Citigroup Global Markets Limited and the other international managers do not intend to disclose the extent of any such investment or transaction otherwise than in accordance with any legal or regulatory obligation to do so.

Nikko Cordial Corporation and Citigroup Inc. have established a series of business alliances in respect of Japan-related activities. Citigroup Global Markets Limited is authorized to conduct Japan-related business under the name Nikko Citigroup.

FORWARD-LOOKING STATEMENTS

This offering memorandum contains forward-looking statements regarding the intent, belief or current expectations of our management with respect to our financial condition and future results of operations. In many cases, but not all, we use such words as "anticipate," "assume," "believe," "could," "estimate," "expect," "intend," "may," "plan," "probability," "project," "risk," "seek," "should," "target" and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results may vary materially from those we currently anticipate. Given these risks and uncertainties, prospective investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this offering memorandum. We disclaim any obligation to update, or to announce publicly any revision to, any of the forward-looking statements contained in this offering memorandum to reflect future actual events or developments. The information contained in this offering memorandum, including without limitation the information under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," identifies important factors that might cause the forward-looking statements not to be realized.

OFFERING RESTRICTIONS

We have prepared this offering memorandum on a confidential basis for use in connection with the international offering. This offering memorandum is personal to each offeree and does not constitute an offer to any other person or to the public generally to subscribe for or otherwise acquire shares.

Each person receiving this offering memorandum acknowledges that:

- it has not relied on the international managers or any person affiliated with the international managers in connection with its investigation of the accuracy of that information or its investment decision; and

- no person has been authorized to give any information or to make any representation concerning us or the shares offered hereby other than as contained in this offering memorandum and, if given or made, the other information or representation should not be relied upon as having been authorized by us, any international manager or any U.S. selling agent.

Prospective purchasers in the United States are hereby notified that the seller of any shares offered hereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.

The shares have not been and will not be registered under the Securities Act and may not be offered or sold in the United States except pursuant to an effective registration statement or in accordance with an applicable exemption from the registration requirements of the Securities Act, and are being offered and sold in the United States only to institutions that are QIBs in transactions exempt from the registration requirements of the Securities Act. See "Transfer Restrictions."

Until 40 days after the commencement of the international offering, offers or sales of the shares within the United States by a dealer, including a dealer that is not participating in the global offering, may violate the registration requirement of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or another exemption from registration under the Securities Act. As used in this paragraph, the term "United States" has the meaning given to it by Regulation S under the Securities Act.

We shall not recognize any resale or other transfer, or attempted resale or other transfer, of the shares made other than in compliance with the above-stated restrictions.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY OF THESE FACTS NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEMENT OF LIABILITIES

We are a corporation organized under the laws of Japan. All of our directors and officers reside in Japan, and a substantial portion of our assets and the assets of our directors and officers are located outside of the United States. As a result, it may not be possible for holders or beneficial owners of our shares to effect service of process within the United States upon us or our directors or officers, or to enforce judgments obtained in U.S. courts against us or our directors or officers, whether or not predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States or any state thereof.

Under the Civil Procedure Law of Japan, the enforceability in Japanese courts of a final judgment (which is conclusive and no longer appealable) rendered in the United States is subject to the following:

- the U.S. court had jurisdiction, in accordance with Japanese laws or international treaties, with respect to the case for which the judgment was obtained;
- the defendant received service of process other than by public notice or any other method comparable thereto, or appeared before the U.S. court that rendered the judgment;
- the U.S. court procedures and the judgment obtained would not violate Japanese public policy; and
- there exists reciprocity between Japan and the state in which the judgment was obtained regarding recognition by courts in that state of a judgment obtained in Japanese courts.

In addition, enforceability of the judgment may be barred if a conflicting final judgment has been already rendered by a Japanese court, or there is pending in a Japanese court a matter among the same parties and arising from the same facts and circumstances as those that gave rise to the action brought before the U.S. court. We have been advised by Tokyo Aoyama Aoki Law Office, our Japanese counsel, that in original actions or in actions for enforcement of judgments of U.S. courts brought before Japanese courts there is in general doubt as to the enforceability of liabilities based solely on U.S. securities laws.

AVAILABLE INFORMATION

We intend to furnish to the SEC information in accordance with Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, or the Exchange Act. We have agreed that so long as any of the shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, we will, unless we become subject to and comply with Section 13 or 15(d) of the Exchange Act or become exempt from the reporting requirements pursuant to, and comply with, Rule 12g3-2(b) under the Exchange Act, provide to each holder of restricted securities and to each prospective purchaser (as designated by the holder) of restricted securities, upon the request of the holder or prospective purchaser, any information required to be provided by Rule 144A(d)(4) under the Securities Act. This covenant is intended to be for the benefit of the holders, and the prospective purchasers designated by the holders, from time to time of the restricted securities.

You should read this summary together with the more detailed information, including "Risk Factors" and the financial statements and related notes, appearing elsewhere in this offering memorandum.

The Bank of Yokohama, Ltd.

We are the largest regional bank in Japan in terms of total assets, loans outstanding and deposits. Our headquarters are located in Yokohama City, which is Japan's third most populous city and the capital of Kanagawa Prefecture. Our strategy is focused on providing individuals and small and medium-sized businesses in Kanagawa Prefecture and the southwestern Tokyo metropolitan area with a full range of banking services and products designed to suit their needs.

As of March 31, 2004, we provided services to our customers through 215 branches and outlets and 345 proprietary automated teller machine, or ATM, locations, most located in Kanagawa Prefecture, as well as the Internet and other direct banking channels and a number of non-proprietary nationwide ATM networks.

For the fiscal year ended March 31, 2004, we had net income of ¥47.4 billion. As of March 31, 2004, we had total assets of ¥10,660.2 billion, deposits of ¥9,174.0 billion and total stockholders' equity of ¥554.9 billion.

Our Revitalization

Like many other financial institutions in Japan, we encountered severe difficulties in the late 1990s as the result of prolonged weakness of the Japanese economy and the declining asset quality of our loan portfolio. In addressing our problem claims, we incurred significant credit costs and recorded net losses in the fiscal years ended March 31, 1998 and 1999. Like other major banks, in order to support our disposal of problem claims and reinforce our capital base, we received infusions of public funds from The Resolution and Collection Corporation, or RCC, in 1998 and 1999 in the form of subordinated loans and in 1999 from issuing our first and second series preferred stock to the RCC.

As a result of the implementation of our management plans and corporate revitalization strategies, we recorded net income in each fiscal year commencing with the fiscal year ended March 31, 2000, and achieved our goals of steadily reducing problem claims, restructuring our operations, reorienting our strategy to focus on regional retail banking, improving profitability and strengthening our capital base. We have repaid all of the subordinated loans that we received from the RCC in 1998 and 1999 and recently repurchased and retired all 60,000,000 shares of second series preferred stock held by the RCC. With this global offering of common stock acquired by the RCC through the conversion of 110,000,000 shares of our first series preferred stock and our contemplated repurchase of the remaining 30,000,000 shares of first series preferred stock, we expect to achieve another important step in our revitalization by returning the last of the public funds we received in 1998 and 1999. There can be no assurance, however, that we will repurchase the remaining shares of first series preferred stock from the RCC. See "Capitalization."

Strengths

Through our revitalization, we believe that we have acquired the following strengths:

- ***We are the leading bank in Kanagawa Prefecture, one of Japan's most populous and prosperous regions***
- ***We have a growing loan portfolio concentrated on regional retail customers***
- ***We have achieved a sound profit structure, including increasing fees and commissions income***
- ***We have an effective sales organization***
- ***We have a lower cost operating structure utilizing efficient service channels***
- ***We have a reduced level of problem claims and declining credit costs***
- ***We have a strong capital base to support our future growth***

Strategy

In April 2003, we adopted a new medium-term management plan called "Value-Up" that seeks to increase value for our shareholders, our customers and The Bank of Yokohama itself by building upon the accomplishments of our prior plan. Our goal is to continue to be a bank that "customers can always trust" by continuing to emphasize our regional retail banking strategy and providing services that meet our customers' needs. In implementing our new plan, we expect to pursue the following strategies:

- ***Continue to strengthen our regional retail banking operations by improving our organization and network and continuing to focus on individual customers and small and medium-sized businesses***
- ***Continue to reduce costs by seeking further organizational efficiencies and lowering credit costs***
- ***Continue to improve our profitability***
- ***Further strengthen our capital base***
- ***Continue to enhance our risk management***

Company Information

Our head office is located at 1-1, Minatomirai 3-chome, Nishi-ku, Yokohama, Kanagawa 220-8611, Japan. Our main telephone number is 81-45-225-1111, and our website is *www.boy.co.jp*. The information on our website is not incorporated by reference into this offering memorandum.

The Global Offering

Global Offering	138,225,000 shares offered by the selling shareholder.
Joint Global Coordinators and Joint Bookrunners	Nikko Citigroup Limited and Merrill Lynch Japan Securities Co., Ltd.
International Offering	shares
Joint Lead Managers	Merrill Lynch International and Citigroup Global Markets Limited
Japanese Offering	shares
Japanese Joint Lead Managers	Nikko Citigroup Limited and Merrill Lynch Japan Securities Co., Ltd.
Selling Shareholder	All of the shares being offered in the global offering are being sold by the RCC, a wholly-owned subsidiary of the Deposit Insurance Corporation of Japan, or DIC. Prior to the global offering, the RCC owned all 140,000,000 issued and outstanding shares of our first series preferred stock. The RCC will convert 110,000,000 of those shares into the 138,225,000 shares of common stock being sold in the global offering and 684 shares of common stock that we expect to repurchase after the conversion. We also expect to repurchase the remaining 30,000,000 shares of first series preferred stock after the closing of the global offering. See "Capitalization." In addition, we repurchased from the RCC and retired all 60,000,000 issued and outstanding shares of our second series preferred stock on July 2, 2004. The shares being sold represent 9.7% of the total issued and outstanding shares of our common stock (after giving effect to the conversion of the 110,000,000 shares of first series preferred stock).
Offer Price	¥ per share.
Dividends	The declaration, payment and amount of any year-end dividend is subject to the approval of the holders of shares of common stock at the ordinary general meeting of shareholders and to statutory restrictions. The declaration, payment and amount of any interim dividend requires a resolution of the board of directors and is subject to statutory restrictions. The shares offered in the global offering will entitle holders of record of such shares as of September 30, 2004 and March 31, 2005 to receive the full amount of any interim and year-end dividend, respectively, declared to holders of record as of such date. See "Information Concerning the Shares—Dividends" and "Description of the Shares—Dividends."
Withholding Tax	Dividends payable by us to non-residents of Japan or non-Japanese corporations are subject to Japanese withholding tax at the rate of 7% for dividends paid until March 31, 2008 and 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of our total issued shares, for which the applicable rate is 20%, subject to some exceptions, as described under "Taxation—Japanese Taxation."
Payment and Settlement	Payment for the shares will be made in yen for value, and delivery of the shares will be made through the facilities of Japan Securities Depository Center, Inc., or JASDEC, in Tokyo, on or about July , 2004.

Lock-up Agreement	We have agreed with the international managers and the Japanese underwriters to a lock-up arrangement, subject to some exceptions, for a period of 180 days as described under "Plan of Distribution—Lock-up Agreement."
Listing	The shares of common stock currently issued are listed on the First Section of the Tokyo Stock Exchange, Inc., or TSE, and application has been made to list the additional shares of common stock being sold in the global offering.
Use of Proceeds	We will not receive any proceeds from the sale of shares by the selling shareholder.
Security Codes	ISIN: JP3955400001 TSE Securities Identification Code: 8332 Common Code: 001225090 SEDOL: 6986449

RISK FACTORS

Prior to making an investment decision, you should carefully consider the following risks, along with the other information in this offering memorandum.

Risks Related to Our Business

We may suffer additional losses in the future due to problem claims.

As of March 31, 2004, problem claims, which we define as our non-performing claims under the Financial Revitalization Law of Japan, constituted 4.1% of our total non-consolidated claims, and claims in need of caution other than in need of special caution (*youkanri-saki igai no youchui-saki*), which are not included in problem claims, were an additional 9.1%. While our problem claims and in need of caution other than in need of special caution claims as well as our credit costs have declined in recent years, our problem claims and credit-related expenses could increase if:

- economic conditions in Japan again deteriorate;
- real estate prices or stock prices in Japan decline;
- the rate of corporate or individual bankruptcies in Japan rises;
- our large borrowers become insolvent or must be restructured; or
- the global economic environment deteriorates generally.

An increase in problem claims and credit-related expenses would adversely affect our results of operations, weaken our financial condition and erode our capital base. In particular, a relatively high percentage of our problem claims and in need of caution other than in need of special caution claims are to a small number of large borrowers, which we define as borrowers with claims in the amount of ¥5 billion or more. As of March 31, 2004, of the total ¥1,173.9 billion of these claims, ¥206.5 billion, or 17.5%, were claims to 19 large borrowers. If our allowance for possible loan losses and collateral for these claims is insufficient, our results of operations may be materially adversely affected by a deterioration in the credit quality of one or more of these large borrowers. For a discussion of our historical problem claims, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset Quality and Disposal of Problem Claims."

Our allowance for possible loan losses may be insufficient to cover future loan losses.

Our allowance for possible loan losses is based on our past experience of credit losses and assumptions and estimates about general business and economic conditions, the character, quality and performance of our loan portfolio, the value of collateral and guarantees and other pertinent indicators. Our actual loan losses could prove to be materially different from our estimates and could materially exceed our allowance. If our actual loan losses are higher than we currently expect, our current allowance for possible loan losses will be insufficient. If general economic conditions deteriorate, causing us to change some of our assumptions and estimates, if the value of collateral we hold declines or if we are adversely affected by other factors to an extent that is worse than anticipated, we may have to provide for additional allowance for possible loan losses. For a detailed discussion of our allowance policy and the historical trend of allowances for possible loan losses, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Asset Quality and Disposal of Problem Claims."

The credit quality of our loan portfolio may be adversely affected by the continuing financial difficulties of the Japanese real estate and construction sectors.

Loans to borrowers in the real estate and construction sectors represented 16.3% of our total non-consolidated loans as of March 31, 2004, and problem claims to such borrowers were 39.0% of our total non-consolidated problem claims. The Japanese real estate and construction industries have been severely and adversely affected by the sharp decline in Japanese real estate values and the number of construction projects. Japanese real estate prices have declined for thirteen straight years and may still be falling. Our allowance and collateral in respect of these loans may not be sufficient and if the financial situation in these industries does not improve we may incur additional credit costs.

Local governments and agencies in our region are important customers and borrowers and a deterioration in our relationships with them, or in their credit quality, could have a negative effect on us.

We have close relationships with many local governments and government-related agencies and entities in our home market, including Kanagawa Prefecture, Yokohama City and Kawasaki City, for which we act as the sole designated financial institution handling remittances and other financial business. These customers are important to our business and we have also extended significant credit to them and related quasi-governmental entities, either through direct loans or through loans that they guarantee or indemnify. A deterioration in our relationship with an important local government customer could have a material adverse effect on our business, both directly and indirectly, if our reputation in the region were to suffer as a result, and a significant decline in the credit quality of important local governments and agencies or entities in the region could expose us to unanticipated credit costs.

Because of our concentrated focus on retail banking in Kanagawa Prefecture, our results of operations are dependent on this source of revenue and earnings.

Our strategy is to focus on regional retail banking in our home market of Kanagawa Prefecture and its surrounding areas. A high percentage of our loans, deposits and net interest income is derived from individual and small and medium-sized businesses in this market. The activities from which we earn fees and commissions, including remittances and other banking services and income from the sale of investment products, also depend primarily on this customer base. As a result, our sources of revenue and earnings are less diversified, both geographically and in terms of business lines, than Japan's major banking groups and our results of operations could be adversely affected by developments that have a particularly greater negative impact on customers and businesses in our region. Adverse changes in the economic, business or natural environment of Kanagawa Prefecture may also affect our earnings or financial condition to a greater extent than those of our competitors with more geographically diversified operations.

We are required to maintain our capital ratios above minimum required levels, and those capital ratios could be adversely affected by factors including losses on our securities portfolio and regulatory changes.

We are required to maintain risk-weighted capital ratios above the levels specified in the capital adequacy guidelines of Japan's Financial Services Agency, or FSA. Our total capital adequacy ratio, which was 10.66% as of March 31, 2004, is higher than the 4% minimum level required of Japanese banks like us with only domestic operations. However, our capital ratio could decline as a result of a number of factors, including:

- credit costs we may incur as we dispose of problem claims;
- credit costs we may incur due to losses from a future deterioration in asset quality;
- declines in the value of our securities portfolio;
- a reduction in the value, or changes in the assumptions underlying the calculation, of our deferred tax assets;
- changes in accounting rules or in the guidelines regarding the calculation of bank capital ratios; and
- our inability to refinance our subordinated debt obligations with new subordinated debt.

As of March 31, 2004, we held ¥197.7 billion of marketable equity securities. The market values of these securities are inherently volatile. While as of March 31, 2004, we had substantial unrealized gains on our Japanese equity securities portfolio, future material declines in the Japanese stock market could adversely affect our capital ratios because unrealized losses on our securities portfolio at a fiscal period end will reduce our Tier I capital ratio.

The Financial System Council of the FSA is discussing the adoption of rules limiting the amount of deferred tax assets that may be included in the calculation of Tier I and/or total regulatory capital. The imposition of any such limits could reduce our regulatory capital. As of March 31, 2004, our consolidated net deferred tax assets (excluding deferred tax liabilities for net unrealized gain on available-for-sale securities) amounted to ¥94.7 billion, which was included in our Tier I capital of ¥489.1 billion.

The risk-weighted capital guidelines promulgated by the Basel Committee on Banking Supervision, which form the basis for the capital adequacy guidelines set by the FSA, are being revised, and new

guidelines are expected to be implemented in 2006. These changes or other changes proposed in the future could adversely affect our capital ratios.

If our capital ratios fall below required levels, the FSA could require us to implement a variety of corrective measures, including suspension of all or part of our business operations. For a discussion of our capital ratios and the related regulatory guidelines, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Capital Resources and Adequacy—Capital Ratios" and "Supervision and Regulation—Capital Adequacy."

Our trading and investment activities expose us to interest rate and other risks.

We undertake trading and investment activities, primarily for asset liability management, or ALM, purposes, involving a variety of financial instruments, including derivatives. Our income from these activities is subject to volatility caused by, among other things, changes in interest rates, changes in credit ratings of the bonds in our portfolio, foreign currency exchange rates and equity and debt prices. We held ¥1,010.5 billion of Japanese government, local government and corporate bonds as of March 31, 2004. An increase in interest rates, particularly if such increase is unexpected or sudden, may negatively affect the value of our bond portfolio. Declines in the Japanese stock market may also reduce the value of our equity securities portfolio. Our results of operations and financial condition in future periods will be exposed to risks of losses or reduced earnings associated with these activities. For information on our investment portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Securities" and "Additional Financial Information—Investment Portfolio."

A significant downgrade of our credit ratings could have a negative effect on us.

A significant downgrade of our credit ratings by one or more credit rating agencies could have a negative effect on our treasury operations, procurement of funds and other aspects of our business. In the event of a downgrade of our credit ratings, we may have to accept less favorable terms in our transactions with counterparties, including capital raising activities, or may be unable to enter into some transactions. This could have a negative impact on the profitability of our treasury, fund procurement and other operations and adversely affect our results of operations and financial condition.

Losses relating to our pension plans and a decline in returns on our plan assets may negatively affect our results of operations and financial condition.

Our pension costs may increase if the fair value of our pension plans' assets declines or if there is a change in the actuarial assumptions on which the calculations of the projected benefit obligations are based, such as a decline in the discount rate of the projected benefit obligations or the expected rate of return on plan assets. In addition, we may have to recognize expenses related to the recognition of previously unrecognized prior service costs as the result of plan amendments. Changes in the interest rate environment and other factors may also adversely affect the amount of unfunded pension obligations and the resulting annual amortization expense.

Our risk management policies and procedures may not adequately address unidentified or unanticipated risks.

We have devoted significant resources to developing our risk management policies and procedures and expect to continue to do so in the future. Despite this, our policies and procedures to identify, monitor and manage risks may not be fully effective. Some of our methods of managing risk are based upon our use of observed historical market behavior. As a result, these methods may not accurately predict future risk exposures, which could be significantly greater than the historical measures indicate. Management of operations, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events, and these policies and procedures may not be fully effective.

Our operations would be disrupted if important third-party data service providers stop providing services to us.

NTT Data Corporation operates the mainframe computer system and related software that we rely on to handle our banking operations. In addition, Fujitsu Limited operates the backup computer system that we use to store our backup data. See "Business—Information Technology." If NTT Data or Fujitsu ceases to provide its services and we are not able to find another third party to provide similar services on comparable terms and on a timely basis, our operations would be disrupted and we could suffer a material adverse effect on our

results of operations. We may also be adversely affected if there are problems with or interruptions in the services NTT Data or Fujitsu provides, including those caused by earthquakes or other natural disasters. Industry or other developments may cause NTT Data or Fujitsu to increase the service fees it charges us, which could adversely affect our financial condition and results of operations.

Risks Related to the Japanese Banking Industry

We are subject to significant regulation, and adverse regulatory developments or changes in laws, government policies or economic controls could have a negative impact on our results of operations.

We are subject to significant regulation and regulatory supervision as a financial institution. We conduct our business subject to ongoing regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies, voluntary codes of practice and interpretations in Japan. Future developments or changes in laws, regulations, policies, voluntary codes of practice, fiscal or other policies and their effects are unpredictable and beyond our control. The FSA and other governmental agencies conduct regular and special inspections with respect to both our operations generally and our loan classifications. In recent years, the FSA has encouraged a stricter evaluation of claims by Japanese banks and its inspections of banks have often resulted in the identification of more problem claims than had been initially reported by the bank inspected. The FSA has on occasion in the past encouraged us to apply stricter evaluation standards and could do so again in the future, which could result in an increase in our problem claims and credit-related expenses. Any of the changes referred to above or any action that may be taken by us, whether as a result of regulatory developments or changes or inspections, could negatively affect our business and results of operations. Further, as a recipient of public funds, we have been required to submit and periodically update a corporate revitalization plan setting forth certain performance objectives. Until we repurchase or otherwise retire the remaining shares of first series preferred stock issued to the RCC, we will continue to be subject to this regulatory review.

Our business may be adversely affected by negative developments with respect to other Japanese financial institutions, both directly and through the effect they may have on the overall Japanese banking environment and on their borrowers.

Many Japanese financial institutions, including banks, non-bank lending and credit institutions, affiliates of securities companies and insurance companies, have in recent years experienced and may continue to experience declining asset quality and capital adequacy and other financial problems. This may lead to severe liquidity and solvency problems, which have in the past resulted, and may in the future result, in the liquidation, government control or restructuring of affected institutions. The continued financial difficulties of other financial institutions could adversely affect us because:

- troubled banks and financial institutions may discontinue or decrease their credit support to troubled borrowers to whom we are also a lender, resulting in significant failures of those borrowers and/or a deterioration in the quality of our loan portfolio;

- financial institutions may become majority owned and/or controlled by the Japanese government as a result of the government's conversion of their preferred shares into common stock and/or injection of additional public funds into financial institutions pursuant to the Deposit Insurance Law of Japan, such as the public fund injection into Resona Bank, Ltd. in 2003, or other newly introduced frameworks for the injection of public funds into financial institutions;

- if the government takes control of major financial institutions, we will become a direct competitor of government-controlled financial institutions and may be put at a competitive disadvantage if the Japanese government provides regulatory, tax, funding or other benefits to those financial institutions to strengthen their capital and operations, facilitate their sale or otherwise;

- we may be requested to participate in providing assistance to support distressed financial institutions;

- deposit insurance premiums which we are obligated to pay to the DIC could rise if deposit insurance funds held by the DIC prove to be inadequate; and

- repeated or large-scale bankruptcies and/or government support or control of financial institutions could generally undermine depositor confidence or adversely affect the overall banking environment.

Our business may be adversely affected by competitive pressures.

Competition for retail banking business in our home market is intense. We compete with a variety of financial service providers, some of which have advantages over us. Our major competitors include:

- *Japan's largest banking groups*: Mitsubishi Tokyo Financial Group, Mizuho Financial Group, Resona Group, Sumitomo Mitsui Financial Group and UFJ Group each has significant retail banking operations centered in the greater Tokyo metropolitan area. Although we have the largest market share of loans and deposits and the largest branch network in Kanagawa Prefecture, each of these groups is active in Kanagawa Prefecture and overall are much larger than us in terms of assets, capital base, customer base, branch network and employee headcount. They have more diversified banking and other operations than us and are able to offer customers a broader range of services. As the Japanese economy continues to recover, these banking groups may focus more aggressively on acquiring new deposits and loans, including in our home market, resulting in increased competition.

- *Government-controlled and government-affiliated entities*: Japan Post, operator of Japan's postal savings system, is the country's single largest deposit-taking institution and the Government Housing Loan Corporation of Japan is a major provider of housing loans to individuals. While the government has announced that it will abolish the Government Housing Loan Corporation by 2006 and the institution has been gradually reducing its loan services to individuals, a reversal of this policy or the emergence of another government institution to provide housing loans directly to individuals would have an adverse impact on the housing loan business of private banks, including ours.

- *Other regional banks*: regional banks, particularly banks headquartered in the Tokyo metropolitan area and prefectures adjacent to Kanagawa Prefecture, also have operations in our region and focus on providing retail banking services to customers in our home market.

- *Local credit associations and credit unions*: Kanagawa Prefecture is home to a large number of credit associations and credit unions whose businesses are concentrated on making loans and providing other banking services to small and medium-sized businesses and individuals.

If we are unable to compete effectively in this competitive business environment, our business, results of operations and financial condition will be adversely affected.

We may be adversely affected if economic conditions in Japan again worsen.

Since the early 1990s, the Japanese economy has performed poorly due to a number of factors, including weak consumer spending, lower capital investment by Japanese companies and sharp declines in real estate and stock prices, causing an increase in corporate and individual bankruptcies and the failure of several major financial institutions. There can be no assurance that the recent recovery of the Japanese economy will continue. If economic conditions again worsen, we could experience weakness in our retail banking business and a deterioration in the credit quality of our loan portfolio, which could adversely affect our results of operations and financial condition.

A change to the current interest rate policy could adversely affect our results of operations.

The Bank of Japan now maintains interest rates at low levels near zero percent. If interest rate policies change, we could be adversely affected by lower spreads or a decline in the value of our investments in domestic bonds. In addition, an increase in interest rates may increase our problem claims as some of our borrowers may not be able to meet the increased interest payment requirements, or decrease demand for residential loans, an important element of our lending activities. Any of these developments would adversely affect our results of operations and financial condition.

Risks Related to Owning Our Shares

Negative media coverage of Japan's banking industry may have a material adverse effect on our stock price.

Recently, Japan's banking industry has been covered extensively by both Japanese and foreign media. This coverage includes Japanese banks' problem claims and deferred tax assets. Much of this coverage has been negative and some of this coverage suggests that the amount of problem claims that Japanese banks

actually hold is substantially greater than what is disclosed and that the amount of deferred tax assets recognized by Japanese banks is excessively high. Negative media coverage of Japan's banking industry focusing on problem claims, deferred tax assets and other issues, whether or not accurate and whether or not applicable to us, may have a material adverse effect on our stock price.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell our shares at a particular price on any particular trading day, or at all.

Stock prices on the TSE are determined on a real-time basis by the balance between bids and offers. The TSE is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the exchange sets daily upward and downward price range limitations for each listed stock, based on the previous day's closing price. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit on the TSE may not be able to effect a sale at such price on a particular trading day, or at all. See "Clearance and Settlement—Daily Price Fluctuation Limits Under Japanese Stock Exchange Rules."

INFORMATION CONCERNING THE SHARES

Dividends

The declaration, payment and amount of any year-end dividend on shares of our common stock is subject to the approval of the holders of shares of our common stock at the ordinary general meeting of shareholders and to statutory restrictions. The declaration, payment and amount of any interim dividend requires a resolution of the board of directors and is subject to statutory restrictions, although we have not paid an interim dividend in recent years. If such resolution is made or given, dividend payments are made to shareholders or pledgees of record as of the record date for such payments. September 30 is the record date for interim dividends, while March 31 is the record date for annual dividends. The shares offered in the global offering will entitle holders of record of such shares as of September 30, 2004 and March 31, 2005 to receive the full amount of any interim and year-end dividend, respectively, declared to holders of record as of such date. See "Description of the Shares—Dividends."

We have consistently paid a dividend of ¥5.00 per share annually on our common stock. We intend to continue to pay dividends, subject to the level of our future earnings, financial condition and other factors, including legal and contractual restrictions as they may apply from time to time. See "Description of the Shares—Dividends." Dividends are subject to Japanese withholding tax. See "Taxation—Japanese Taxation."

Authorized and Issued Share Capital

The following table shows the changes in our issued share capital as of the dates or for the periods indicated:

	As of or for the fiscal year ended March 31,				
	2000	2001	2002	2003	2004
Total number of issued shares:					
Common stock	1,138,624,220	1,138,624,220	1,138,624,220	1,138,644,220	1,154,928,832
Preferred stock:					
First series	140,000,000	140,000,000	140,000,000	140,000,000	140,000,000
Second series	60,000,000	60,000,000	60,000,000	60,000,000	60,000,000
Total preferred stock	200,000,000	200,000,000	200,000,000	200,000,000	200,000,000
Total number of outstanding shares:					
Common stock	1,133,261,717	1,137,924,805	1,138,015,850	1,137,950,286	1,154,089,726
Preferred stock	200,000,000	200,000,000	200,000,000	200,000,000	200,000,000
			(millions of yen)		
Share capital:					
Increase	¥ 253	—	—	¥ 3	¥ 3,419
Balance	184,799	¥ 184,799	¥ 184,799	184,803	188,223
Capital surplus:					
Increase	253	—	—	3	3,558
Balance	146,277	146,277	146,277	146,281	149,839
Type of issue	Conversion of convertible bonds	—	—	Exercise of warrants	Exercise of warrants; Conversion of convertible bonds

As of June 30, 2004, we had an authorized share capital of 2,600,000,000 shares of common stock, of which 1,281,509,370 shares were issued and 1,280,574,356 shares were outstanding, and 400,000,000 shares of non-voting and non-cumulative preferred stock, of which 200,000,000 shares were issued and outstanding. We repurchased at a price of ¥580.70 per share and retired all 60,000,000 shares of our second series preferred stock on July 2, 2004. The selling shareholder will convert 110,000,000 shares of our first series preferred stock into the 138,225,000 shares of common stock for sale in the global offering and 684 shares of common stock that we expect to repurchase after the conversion. We also expect to repurchase the remaining 30,000,000 shares of first series preferred stock after the closing of the global offering. See "Capitalization." As of June 30, 2004, we held an additional 935,014 shares of common stock as treasury stock.

Price Range of the Shares

Our shares are listed and traded on the First Section of the TSE. The following table shows, for the periods indicated, the reported high and low sales prices of our shares on the TSE and the highs and lows of the closing Nikkei Stock Average and the closing Tokyo Stock Price Index, or TOPIX:

	Price per share		Nikkei Stock Average		TOPIX	
	High	Low	High	Low	High	Low
Fiscal year ended March 31,						
2000	¥ 650	¥ 295	¥ 20,706.65	¥ 15,972.68	1,754.78	1,292.07
2001	552	360	20,833.21	11,819.70	1,732.45	1,161.97
2002	520	389	14,529.41	9,420.85	1,440.97	922.51
2003	555	345	11,979.85	7,862.43	1,139.43	770.62
2004	639	361	11,770.65	7,607.88	1,179.23	773.10
Calendar year 2004						
January	503	451	11,103.10	10,665.15	1,076.93	1,044.57
February	466	444	11,041.92	10,365.40	1,082.47	1,022.61
March	639	459	11,770.65	11,162.75	1,179.23	1,107.37
April	702	586	12,163.89	11,683.42	1,217.87	1,175.01
May	635	529	11,571.34	10,505.05	1,165.24	1,053.77
June	694	580	11,884.06	11,027.05	1,189.60	1,119.56
July (through July 6)	680	608	11,896.01	11,475.27	1,188.42	1,148.99

On July 6, 2004, the reported closing price of our shares on the TSE was ¥608 per share and the closing Nikkei Stock Average and the closing TOPIX were ¥11,475.27 and 1,148.99, respectively.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the selling shareholder in the global offering.

EXCHANGE RATES

We maintain our general books of accounts in yen. The following table sets forth, for the periods indicated, the highs, lows and averages of the exchange rates for dollars against yen traded in the Tokyo foreign exchange market and the exchange rate quotations at each period end by leading commercial banks in Tokyo for buying and selling spot dollars by telegraphic transfer against yen:

	High	Low	Average[(1)]	Period end
		(yen per dollar)		
Fiscal year ended March 31,				
2000	¥ 124.40	¥ 101.55	¥ 110.70	¥ 106.15
2001	123.90	104.30	111.19	123.90
2002	134.80	116.55	125.89	133.25
2003	133.20	115.95	121.20	120.20
2004	120.80	105.37	113.19	105.69
Calendar year 2004				
January	107.34	105.70	106.43	106.08
February	109.62	105.37	106.61	109.62
March	112.12	105.56	108.77	105.69
April	110.35	103.96	107.37	110.35
May	114.50	108.81	112.45	110.08
June	111.11	107.17	109.48	108.42
July (through July 6)	109.34	108.32	108.76	109.34

Note:

(1) Annual averages are calculated based on the average of the closing exchange rates on the last business day of each month during the year. Monthly averages are calculated based on the average of the closing exchange rates on each business day during the month.

The exchange rates are reference rates and are not necessarily the rates used to calculate ratios or the rates used to convert yen to dollars in the financial statements contained in this offering memorandum.

The following table sets forth our consolidated capitalization as of March 31, 2004 and as adjusted to give effect to the following:

- first, as adjusted for
  - the conversion of ¥53.1 billion aggregate principal amount of zero coupon unsecured convertible bonds due in September 2004 into 126,497,538 shares of common stock in April and May 2004 and redemption of ¥47 million principal amount of such bonds,
  - the repayment of ¥50 billion aggregate principal amount of subordinated loans held by the RCC in May 2004, and
  - the repurchase for ¥34.8 billion and retirement of 60,000,000 shares of second series preferred stock held by the RCC on July 2, 2004; and
- second, as further adjusted for
  - the conversion of 110,000,000 shares of first series preferred stock held by the RCC into 138,225,684 shares of common stock at a conversion price of ¥397.90 per share prior to the closing date of the global offering, and
  - the repurchase of the remaining 30,000,000 shares of first series preferred stock held by the RCC expected to be conducted after the closing of the global offering, assuming we repurchase the shares at a price of ¥500 per share, which is equal to the per share liquidation preference of the first series preferred stock. We expect the repurchase price will be higher than the liquidation preference. The actual repurchase price will be determined through negotiations between representatives of the RCC and us, taking into consideration a number of factors including, particularly, the value of the conversion right of the first series preferred stock based upon the conversion price of ¥   per share, which will apply for the 12-month period commencing July 31, 2004. While we are engaged in discussions with the RCC to repurchase such shares, there is no assurance that we will reach agreement to do so.

	As of March 31, 2004	As adjusted	As further adjusted for conversion and repurchase of first series preferred stock
		(billions of yen)	
Long-term debt:			
Borrowed money (excluding subordinated debt)	¥ 35.0	¥ 35.0	¥ 35.0
Convertible bonds	53.1	—	—
Subordinated debt:			
Bonds and notes	85.9	85.9	85.9
Borrowed money	79.0	29.0	29.0
Total subordinated debt	164.9	114.9	114.9
Total long-term debt	253.1	150.0	150.0
Stockholders' equity:			
Capital stock[1]			
Common stock—2,600,000,000 shares authorized, 1,154,928,832 shares issued[2]; Preferred stock—400,000,000 shares authorized, 140,000,000 shares of first series and 60,000,000 shares of second series issued[3]	188.2	214.7	214.7
Capital surplus	149.8	176.4	176.4
Retained earnings[4]	154.1	119.2	119.2
Land revaluation surplus	32.2	32.2	32.2
Net unrealized gains on available-for-sale securities	30.8	30.8	30.8
Treasury stock, at cost, 839,106 shares of common stock[5]	(0.3)	(0.3)	(15.3)
Total stockholders' equity	554.9	573.2	558.2
Total capitalization[6]	¥ 808.1	¥ 723.2	¥ 708.2

Notes:

(1) Upon repurchase or retirement of the first and second series preferred stock, no change is recorded in the amount of capital stock because such repurchase is accounted for as an increase of treasury stock and such retirement is charged directly to retained earnings.

(2) 1,281,426,370 shares issued as adjusted, and 1,419,652,054 shares issued as further adjusted.

(3) 140,000,000 shares of first series preferred stock and no shares of second series preferred stock issued as adjusted, and no shares of first series preferred stock and no shares of second series preferred stock issued as further adjusted.

(4) Does not reflect our results of operations for any period subsequent to March 31, 2004.

(5) As further adjusted, includes an additional 684 shares of common stock which are not being sold in the global offering and which we expect to repurchase from the RCC after the conversion because they constitute less than a minimum unit of 1,000 shares as prescribed under our articles of incorporation and the 30,000,000 shares of first series preferred stock we expect to repurchase from the RCC after the closing of the global offering.

(6) Except as disclosed above, there has been no material change in our capitalization since March 31, 2004.

The information in the table above should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes included in this offering memorandum.

SELECTED FINANCIAL AND OTHER OPERATING DATA

The following table sets forth selected consolidated financial data and other operating data. The selected consolidated income statement data for the fiscal years ended March 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of March 31, 2002, 2003 and 2004 are derived from our audited consolidated financial statements included elsewhere in this offering memorandum. The selected consolidated income statement data for the fiscal years ended March 31, 2000 and 2001 and the selected consolidated balance sheet data as of March 31, 2000 and 2001 are derived from our audited consolidated financial statements not included in this offering memorandum. Our financial statements are prepared in accordance with Japanese GAAP, which differs in certain significant respects from U.S. GAAP. See "Summary of Certain Significant Differences Between Japanese GAAP and U.S. GAAP." The selected consolidated income statement data and selected consolidated balance sheet data reflect certain accounting changes and the adoption of certain new accounting pronouncements that affect the comparability of the five years of selected financial information presented.

The information below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included elsewhere in this offering memorandum.

	As of or for the fiscal year ended March 31,					
	2000	2001	2002	2003	2004	*2004*
	(billions of yen or millions of dollars, except per share data and percentages)					
Income statement data:						
Interest income[1]	¥ 224.6	¥ 217.4	¥ 193.8	¥ 177.6	¥ 175.9	*$ 1,665.4*
Interest expense[1]	61.2	56.8	30.5	15.2	8.8	*83.5*
Net interest income	163.3	160.5	163.2	162.3	167.0	*1,581.9*
Net fees and commissions	26.9	27.9	30.1	30.4	34.6	*328.1*
Net trading profits	0.2	0.6	0.6	0.8	0.7	*7.3*
Net other operating income (expense)	(0.0)	9.5	16.3	10.4	7.9	*75.7*
General and administrative expenses	109.0	103.4	99.9	98.8	91.5	*866.7*
Provision for possible loan losses	22.5	30.9	14.4	7.1	9.8	*93.4*
Other income	57.2	47.2	17.8	17.5	18.1	*171.8*
Other expenses	61.0	64.3	81.4	84.6	44.2	*418.5*
Income before income taxes and minority interests[2][3]	55.1	47.2	32.3	30.8	83.0	*786.2*
Income taxes:						
Current	1.0	1.1	0.8	2.4	5.1	*48.6*
Deferred	24.3	19.0	11.9	11.0	29.6	*280.8*
Minority interests in net income (loss)	(1.8)	(0.5)	0.2	(0.5)	(0.8)	*(7.6)*
Net income	¥ 27.9	¥ 26.5	¥ 19.8	¥ 16.8	¥ 47.4	*$ 449.2*
Balance sheet data:						
Loans and bills discounted	¥ 7,848.8	¥ 7,720.1	¥ 7,593.4	¥ 7,833.0	¥ 7,946.8	*$ 75,232.9*
Allowance for possible loan losses	134.9	115.5	110.2	91.0	84.2	*798.0*
Total assets	10,728.2	10,740.0	10,764.8	10,672.7	10,660.2	*100,920.7*
Deposits	8,853.3	9,072.5	9,192.1	9,433.5	9,174.0	*86,850.3*
Total liabilities	10,287.8	10,273.6	10,302.1	10,209.4	10,100.8	*95,624.4*
Minority interests	10.6	11.5	11.4	6.1	4.5	*42.8*
Total stockholders' equity	429.7	454.8	451.2	457.2	554.9	*5,253.5*
Total liabilities, minority interests and stockholders' equity	10,728.2	10,740.0	10,764.8	10,672.7	10,660.2	*100,920.7*
Per share data:						
Basic net income[4]	¥ 23.48	¥ 22.12	¥ 16.24	¥ 13.64	¥ 40.49	*$ 0.38*
Diluted net income[4][5]			13.59	11.57	32.71	*0.31*
Dividend on common stock	5.00	5.00	5.00	5.00	5.00	*0.05*
Dividend on first series preferred stock	5.66	5.66	5.66	5.66	5.66	*0.05*
Dividend on second series preferred stock	9.46	9.46	9.46	9.46	9.46	*0.09*
Capital adequacy data:						
Tier I capital ratio	5.66%	6.15%	6.47%	6.36%	7.40%	
Total capital adequacy ratio	10.03	9.59	10.72	10.32	10.66	
Deferred tax assets as a percentage of Tier I capital[6]	41.83	35.08	34.99	32.97	19.37	
Ratio of carrying value of Japanese equity securities to Tier I capital	110.07	85.08	61.85	50.28	30.39	

	As of or for the fiscal year ended March 31,					
	2000	2001	2002	2003	2004	*2004*
	(billions of yen or millions of dollars, except per share data and percentages)					
Other data:						
Return on common equity based on net business profit, non-consolidated(7)	23.99%	26.54%	30.58%	29.59%	28.83%	
Return on common equity based on net income(8)	8.35	7.34	5.23	4.38	11.34	
Return on assets(9)	0.26	0.25	0.19	0.16	0.45	
Fees and commissions ratio, non-consolidated(10)	11.9	12.5	13.5	13.7	14.4	
Adjusted overhead ratio, non-consolidated(11)	55.1	51.8	48.4	46.7	41.3	
Net loan interest margin, non-consolidated(12)	0.79	0.93	1.01	1.04	1.13	
Problem claims, non-consolidated(13)	¥ 393.0	¥ 536.5	¥ 476.7	¥ 403.5	¥ 335.3	*$ 3,174.4*
Ratio of problem claims to total claims, non-consolidated	4.6%	6.5%	5.8%	4.9%	4.1%	
Credit cost ratio, non-consolidated(14)	0.50	0.74	0.67	0.58	0.47	

Notes:

(1) Effective April 1, 2000, in accordance with a new accounting standard for financial instruments, income and expense on swap contracts are required to be presented on a net basis. Such income and expense on swap contracts, which were previously presented on a gross basis for the fiscal year ended March 31, 2000, were restated for the fiscal year ended March 31, 2000 to conform to the presentation of the fiscal year ended March 31, 2004.

(2) Effective April 1, 2000, we adopted new accounting standards for employees' retirement benefits and financial instruments and a revised accounting standard for foreign currency transactions.

(3) Prior to April 1, 2002, dividend income from marketable equity securities was recorded upon receipt from investees. Effective April 1, 2002, we have recorded the accrued dividends on the day following the ex-dividend date. See note 2.s to our consolidated financial statements included elsewhere in this offering memorandum.

(4) Effective April 1, 2002, we adopted a new accounting standard for earnings per share of common stock. Basic net income and diluted net income per share for the fiscal years ended March 31, 2002, 2003 and 2004 are computed in accordance with the new accounting standard.

(5) See note 19 to the consolidated financial statements included elsewhere in this offering memorandum for information on the calculation of diluted net income.

(6) Excludes deferred tax liabilities for net unrealized gain on available-for-sale securities.

(7) Return on common equity based on net business profit is the ratio, on a non-consolidated basis, of (i) net business profit before transfer to general allowance for possible loan losses to (ii) the average of stockholders' equity minus the product of the number of issued shares of preferred stock multiplied by the issue price of such shares as of the end of the relevant fiscal year and as of the end of the prior fiscal year, expressed as a percentage. For a discussion of net business profit, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-consolidated Measures."

(8) Return on common equity based on net income is the ratio of (i) net income minus dividends on preferred stock to (ii) the average of stockholders' equity minus the product of the number of issued shares of preferred stock multiplied by the issue price of such shares, in each case as of the end of the relevant fiscal year and as of the end of the prior fiscal year, expressed as a percentage.

(9) Return on assets is the ratio of (i) net income to (ii) the average of total assets minus the amount of customers' liabilities for acceptances and guarantees as of the end of the relevant fiscal year and as of the end of the prior fiscal year, expressed as a percentage.

(10) Fees and commissions ratio is the ratio, on a non-consolidated basis, of domestic net fees and commissions to domestic gross operating income (excluding gains and losses on sales and redemptions of bonds and bond derivatives). For a discussion of gross operating income, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Supplemental Non-consolidated Measures."

(11) Adjusted overhead ratio is the ratio, on a non-consolidated basis, of general and administrative expenses (excluding extraordinary items) to gross operating income (excluding gains and losses on sales and redemptions of bonds and bond derivatives). Extraordinary items consist primarily of retirement costs considered to be non-recurring. For a discussion of gross operating income, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Supplemental Non-consolidated Measures."

(12) Net loan interest margin is the difference, on a non-consolidated basis and in respect of domestic operations, of the average interest rate on loans and bills discounted minus the sum of operating expense ratio plus the average interest rate on deposits. Operating expense ratio is the ratio of (i) expenses minus trading-related expenses to (ii) average balance of deposits and securities.

(13) Problem claims are non-consolidated claims classified as in need of special caution, doubtful or unrecoverable or valueless under the Financial Revitalization Law. For a discussion of problem claims, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Asset Quality and Disposal of Problem Claims."

(14) Credit cost ratio is the ratio, on a non-consolidated basis, of credit costs to average domestic loans and bills discounted. Credit costs consist of provision for possible loan losses, direct charge-off of loans and other credit costs. For a discussion of credit cost ratio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Supplemental Non-consolidated Measures."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Prospective investors should read the following discussion of our financial condition and results of operations together with the financial statements and related notes included in this offering memorandum. This section contains forward-looking statements.

Overview

We provide a range of banking and other financial services to individuals and small and medium-sized businesses, as well as other corporate and public sector customers, located primarily in Kanagawa Prefecture and the southwestern Tokyo metropolitan area.

With this global offering of our common stock by the RCC and our contemplated repurchase of the remaining shares of our first series preferred stock, we expect to achieve another important step in our revitalization by returning the last of the public funds we received in 1998 and 1999. Over the last six years, we have:

- strengthened our financial condition and asset quality by
  - significantly reducing problem claims, particularly concentrated exposures to large corporate borrowers,
  - disposing of a large amount of cross-shareholdings to reduce our exposure to Japanese equities,
  - steadily reducing the level of deferred tax assets relative to our stockholders' equity, and
  - improving our interest spread between the rate of interest on interest-earning assets and interest-bearing liabilities; and
- rationalized our continuing business operations by
  - improving our overhead ratio, in particular by significantly reducing both headquarters and general staffing from their peak levels,
  - exiting non-core businesses such as international operations and securities brokerage, and
  - optimizing our distribution channels and product offerings to improve service to individuals and small and medium-sized businesses in our home market and to increase fees and commissions income.

As a result of these achievements, we are much better prepared for both challenges and opportunities in the future. See "Business—Our Revitalization."

Operating Environment

In recent years the Japanese economy has experienced persistent deflationary conditions characterized by high rates of corporate bankruptcies and weak consumer sentiment. One key indicator is that real estate prices declined in calendar 2003 for the thirteenth straight year. Against this background, Japanese banking institutions have suffered from high credit costs and faced difficulties in improving interest margins given that interest rates have remained at or near historical lows.

The combined impact of the worsening condition of troubled borrowers and sharp declines in Japanese equity prices caused many of Japan's largest financial groups to report large losses in the fiscal year ended March 31, 2003. While we reported net income for that fiscal year, we recorded ¥40.2 billion in net unrealized loss on Japanese equity securities.

Equity markets in Japan and the general economic environment improved in the fiscal year ended March 31, 2004, contributing to our net income increasing by ¥30.6 billion from the prior year to ¥47.4 billion. Japan also experienced moderate economic growth for the fiscal year ended March 31, 2004 with gross domestic product, or GDP, increasing by 3.2% compared with the previous fiscal year. The improvement in the general environment has continued in the current fiscal year. While we expect to benefit if improved domestic demand contributes to a continuing economic recovery, there can be no assurance that

positive trends in the general economic environment will continue, particularly in light of uncertainty in the global economy caused by, among other things, high oil prices and continuing conflict in the Middle East.

Reduction in Problem Claims and Credit Costs

Problem Claims. Since March 31, 1999, when disclosure standards for problem claims under the Financial Revitalization Law were introduced, we have reduced our total non-consolidated problem claims from ¥637.4 billion to ¥335.3 billion as of March 31, 2004. As a percentage of total non-consolidated claims, problem claims decreased from 7.3% as of March 31, 1999 to 6.5% as of March 31, 2001 and 4.1% as of March 31, 2004. Within our normal claims, claims categorized as in need of caution other than in need of special caution (*youkanri-saki igai no youchui-saki*) have declined from 19.6% of total non-consolidated as of March 31, 1999 to 9.1% as of March 31, 2004.

Consistent with our focus on lending to individuals and small and medium-sized businesses, the amount of our problem claims and claims in need of caution other than in need of special caution against large borrowers (defined for these purposes as exposures of ¥5 billion or more) has decreased significantly. Our aggregate exposure of ¥592.6 billion to 57 such borrowers as of March 31, 1999 decreased to an aggregate exposure of ¥206.5 billion to 19 borrowers as of March 31, 2004.

Our total consolidated loans and bills discounted decreased slightly from ¥8,132.3 billion as of March 31, 1999 to ¥7,946.8 billion as of March 31, 2004. Within those amounts, however, we substantially reduced our credit extended to large corporate borrowers while increasing combined lending to individuals and small and medium-sized businesses from ¥5,968.6 billion as of March 31, 2000 to ¥6,601.8 billion as of March 31, 2004, on a non-consolidated basis.

Credit Costs. Our credit costs consist of:

- provision for possible loan losses;
- direct charge-off of loans, recorded under other expenses; and
- other credit costs included in the other category of other expenses, including losses from financial support to customers, losses arising in connection with debt-equity swaps with borrowers and losses on sales of loans.

Most of our loans are extended and our credit costs are incurred at the parent company level. Our primary measure of credit costs is our credit cost ratio, calculated as non-consolidated credit costs as a percentage of our non-consolidated domestic average loans and bills discounted. See "—Supplemental Non-consolidated Measures." After reaching a peak of 2.66% for the fiscal year ended March 31, 1999, our credit cost ratio has consistently been below 1%. This ratio has declined from 0.67% for the fiscal year ended March 31, 2002 to 0.47% for the fiscal year ended March 31, 2004, reflecting a reduction of total non-consolidated credit costs from ¥50.3 billion to ¥36.4 billion over the same period. Our consolidated credit costs were ¥55.7 billion, ¥51.1 billion and ¥42.0 billion for the fiscal years ended March 31, 2002, 2003 and 2004, respectively. Credit costs incurred by our subsidiaries are primarily credit costs of Yokohama Guarantee Co., Ltd., which is engaged primarily in guaranteeing residential loans extended by The Bank of Yokohama, and Hamagin Mortgage Co., Ltd., which is engaged primarily in lending to small and medium-sized businesses.

Reduction of Equity Securities Portfolio

We, like other Japanese banks, traditionally maintained large holdings of equity securities in the form of cross-shareholdings with corporate clients. However, we aggressively began to reduce our shareholdings in the fiscal year ended March 31, 1998. As of March 31, 1999, the carrying amount, or cost, of our marketable Japanese equities totaled ¥497.9 billion, equal to 122.8% of our stockholders' equity. While selective sales on such holdings were traditionally a source of profits for us and other Japanese banks, market declines and the introduction of stricter standards on the recognition of devaluation losses in the fiscal year ended March 31, 2002 contributed to our having net losses from sales and write-downs of stocks and other securities of ¥20.2 billion in the fiscal year ended March 31, 2002 and ¥26.3 billion in the fiscal year ended March 31, 2003.

General market gains and the effect of prior efforts to reduce our portfolio meant that we recorded a net gain from sales and write-downs of stocks and other securities in the fiscal year ended March 31, 2004 and at the end of that period the carrying amount of our remaining Japanese equities was ¥148.6 billion, equal to 26.8% of our stockholders' equity, and we had ¥49.1 billion of net unrealized gains. This level is well within

the FSA's requirement that banks reduce the aggregate market value less net unrealized gains, if any, of their equity portfolio to an amount equal to 100% or less of Tier I capital by September 30, 2006. At the current level, we believe we have made substantial progress in the systematic reduction of our equity securities portfolio and going forward expect to continue to reduce our equity holdings, subject to market conditions and the status of relationships with customers whose shares we hold.

Pension Plans

Our employee retirement benefits consist principally of a contributory funded defined benefit pension plan for employees of The Bank of Yokohama and a lump-sum retirement benefit plan covering substantially all of our employees. Until recently, our contributory funded defined benefit pension plan covered a substitutional portion of the governmental pension program managed by The Bank of Yokohama on behalf of the government. In light of the mounting pension liabilities that companies bore as a result of the continuing low interest rate environment and weakness in the Japanese stock market, the Japanese government enacted legislation in June 2001 that permitted companies to return to the government any pension assets covering their employees' public welfare pension obligation that they managed on the government's behalf. The fiscal year ended March 31, 2003 was the first year in which the government approved these returns. On March 1, 2003, we received approval for exemption from payments of benefits related to future employee services in respect of the portion of our defined benefit pension plan that we managed on the government's behalf. As a result, we recognized the elimination of the retirement benefit obligations and pension assets in respect of such substitutional portion of our pension plan, as both will be returned to the Japanese government, and recorded a gain under other income of ¥3.5 billion for the fiscal year ended March 31, 2003.

In July 2003, we revised our defined benefit pension plan and lump-sum retirement benefit plan in order to introduce performance-based elements, provide employees greater autonomy and link benefits more closely to changes in market conditions. In the case of the defined benefit pension plan, we introduced a cash balance plan which incorporates a point system. Under this plan, an employee's pension is determined by the employee's accumulated points. Points are in part awarded based on the employee's performance and position and in part accumulated based on an index interest rate tied to the yield on 10-year Japanese government bonds. Pension amounts are also adjusted every five years based on changes in the index interest rate. The point system was also implemented with respect to the calculation of lump-sum retirement benefits. As a result of these changes, prior services costs in the amount of ¥6.1 billion were recorded as a reduction of projected benefit obligations in the fiscal year ended March 31, 2004. Prior service cost is amortized using the straight-line method over a period of two years. The amortization of ¥2.3 billion of such costs in the fiscal year ended March 31, 2004 reflects an amortization period of nine months, as plan changes occurred in the second quarter of that fiscal year. The balance of the amortization will occur in the current fiscal year and the first quarter of the next fiscal year.

The lump-sum retirement benefit plan was further revised to terminate a portion of the plan corresponding to 20% of the lump-sum payment to which an employee is entitled and replace it with either a contribution to a defined contribution pension plan similar to a 401(k) plan in the United States or an advance payment plan by which the employee receives an annual advance payment. This change resulted in a loss of ¥2.2 billion in the fiscal year ended March 31, 2004, which is recorded under other expenses.

Our net periodic retirement benefit cost was ¥8.5 billion in the fiscal year ended March 31, 2004, compared with ¥5.7 billion in the fiscal year ended March 31, 2003, as in the more recent fiscal year the gain from reversal of prior service costs was offset by the loss resulting from the change to the lump-sum retirement plan, while in the earlier fiscal year we had a ¥3.5 billion gain on exemption of the substitutional portion of the governmental pension program.

In the fiscal year ended March 31, 2004, we decreased the expected rate of return on plan assets to 3.5% from the 4.0% rate used in the fiscal year ended March 31, 2003, which did not have a material impact on our pension costs for the fiscal year ended March 31, 2004.

Results of Operations

The following table sets forth certain information as to our income, expenses and net income for the fiscal years ended March 31, 2002, 2003 and 2004:

	Fiscal year ended March 31,		
	2002	2003	2004
	(billions of yen)		
Interest income	¥ 193.8	¥ 177.6	¥ 175.9
Interest expense	30.5	15.2	8.8
Net interest income	163.2	162.3	167.0
Net fees and commissions	30.1	30.4	34.6
Net trading profits	0.6	0.8	0.7
Net other operating income	16.3	10.4	7.9
General and administrative expenses	99.9	98.8	91.5
Provision for possible loan losses	14.4	7.1	9.8
Other income	17.8	17.5	18.1
Other expenses	81.4	84.6	44.2
Income before income taxes and minority interests	32.3	30.8	83.0
Income taxes:			
Current	0.8	2.4	5.1
Deferred	11.9	11.0	29.6
Minority interests in net income (loss)	0.2	(0.5)	(0.8)
Net income	¥ 19.8	¥ 16.8	¥ 47.4

Fiscal Year Ended March 31, 2004 Compared with Fiscal Year Ended March 31, 2003

Net Interest Income. Net interest income is a function of the amount of interest-earning assets and interest-bearing liabilities, the spread (the difference between the rate of the interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities), the general level of interest rates and the proportion of interest-earning assets financed by non-interest-bearing liabilities and equity. Our principal interest-earning assets are loans and bills discounted and, to a lesser extent, securities. Our principal interest-bearing liabilities are deposits.

The following table sets forth average balances, interest and yield or interest rates for our major asset and liability categories for the fiscal years ended March 31, 2003 and 2004:

	Fiscal year ended March 31, 2003			Fiscal year ended March 31, 2004		
	Average balance	Interest	Yield/rate	Average balance	Interest	Yield/rate
	(billions of yen, except percentages)					
Interest-earning assets:						
Loans and bills discounted	¥ 7,383.3	¥ 156.0	2.11%	¥ 7,619.6	¥ 159.8	2.09%
Securities	1,259.3	18.4	1.46	1,409.4	14.4	1.02
Call loans and bills purchased	104.3	1.1	1.06	10.9	0.1	0.93
Guarantee deposits paid under securities borrowing transactions	0.7	0.0	0.01	—	—	—
Deposits	85.3	1.4	1.68	19.4	0.3	1.81
Other interest-earning assets(1)	54.7	0.5	1.08	142.0	1.1	0.79
Total interest-earning assets	¥ 8,887.8	177.6	1.99	¥ 9,201.4	175.9	1.91
Interest-bearing liabilities:						
Deposits	¥ 8,587.5	4.1	0.04	¥ 8,794.5	2.5	0.02
Negotiable certificates of deposit	57.3	0.0	0.04	84.5	0.0	0.02
Call money and bills sold	1.4	0.0	0.63	4.9	0.0	0.08
Payables under repurchase agreements	6.8	0.0	0.00	1.2	0.0	0.00
Guarantee deposits received under securities lending transactions	7.6	0.0	0.04	2.3	0.0	0.02
Borrowed money	229.4	4.7	2.08	166.9	3.4	2.08
Other interest-bearing liabilities(1)	108.8	2.2	2.08	119.8	1.0	0.84
Total interest-bearing liabilities	8,998.9	11.2	0.12	9,174.4	7.1	0.07
Interest rate swaps	—	4.0	—	—	1.7	—
Total interest expenses	¥ 8,998.9	15.2	0.16	¥ 9,174.4	8.8	0.09
Net interest income		¥ 162.3			¥ 167.0	

Note:

(1) Interest on other interest-earning assets and other interest-bearing liabilities includes interest on off-balance sheet financial instruments such as fund swaps.

Net interest income increased by ¥4.7 billion, or 2.9%, in the fiscal year ended March 31, 2004 to ¥167.0 billion from ¥162.3 billion in the previous fiscal year, reflecting an increase in the average balance of our interest-earning assets, as our spread remained generally unchanged.

Total interest income decreased by ¥1.7 billion, or 1.0%, to ¥175.9 billion in the fiscal year ended March 31, 2004 from ¥177.6 billion in the previous fiscal year. Although the average balance of interest-earning assets increased by ¥313.6 billion, the average interest rate on those assets decreased from 1.99% to 1.91%. In particular, the average interest rate on securities decreased to 1.02% from 1.46%, resulting in a decrease in interest on securities of ¥4.0 billion. This was partially offset by an increase of ¥3.8 billion in interest on loans and bills discounted, attributable primarily to an increase in residential loans, which increased by ¥277.7 billion, or 10.8%, to ¥2,833.8 billion as of March 31, 2004.

Total interest expenses decreased by ¥6.4 billion, or 42.3%, to ¥8.8 billion in the fiscal year ended March 31, 2004 from ¥15.2 billion in the previous fiscal year. Although the average balance of our interest-bearing liabilities increased by ¥175.5 billion, average interest rates on those liabilities decreased to 0.07% from 0.12%. In addition, interest expenses related to interest rate and fund swaps decreased by ¥2.3 billion, reflecting reduced hedging activities.

Net Fees and Commissions. We derive fees and commissions income primarily from:

- our deposits, debentures and lending business, including ATM-related fees, automatic fund transfer fees and credit-card fees;
- our money remittance and transfer business;
- our securities-related business, including primarily fees and commissions on the sale of investment trust products and bond trustee fees;
- our guarantee business, including issuances of acceptances and guarantees; and
- other fees and commissions, including commissions on the sale of annuity insurance and non-life insurance products.

The table below sets forth the principal components of our net fees and commissions for the fiscal years ended March 31, 2003 and 2004:

	Fiscal year ended March 31,	
	2003	2004
	(billions of yen)	
Fees and commissions income:		
Deposits, debentures and lending business	¥ 14.9	¥ 15.8
Remittances business	11.9	11.9
Securities-related business	3.4	5.6
Guarantee business	2.7	3.0
Agency business	2.4	2.4
Safe custody and safety deposit box business	1.7	1.9
Other	1.4	2.3
Total fees and commissions income	38.9	43.2
Fees and commissions expenses:		
Remittances business	2.0	2.0
Other	6.4	6.5
Total fees and commissions expenses	8.4	8.5
Net fees and commissions	¥ 30.4	¥ 34.6

Net fees and commissions increased by ¥4.2 billion, or 13.8%, to ¥34.6 billion in the fiscal year ended March 31, 2004 from ¥30.4 billion in the previous fiscal year. The increase resulted primarily from increased fees and commissions from our securities-related business, deposits, debentures and lending business and other. The increase in securities-related business income reflects mainly an increase in commissions on the sale of investment trust products and bond trustee fees, including fees for acting as trustee for private placement bonds. The increase in deposits, debentures and lending fees and commissions was primarily due to an increase in fees from commitment lines. The increase in other reflects mainly an increase in commissions on sales of annuity insurance products, which we began offering in October 2002.

Net Trading Profits. Net trading profits represent income from transactions undertaken for trading purposes (that is, transactions seeking to capture gains arising from short-term changes in market value), primarily in domestic government bonds. Our trading and investment is conducted primarily for ALM purposes, rather than transactions for trading purposes, and therefore our net trading profits are insignificant.

Net trading profits decreased by 5.7% to ¥0.7 billion in the fiscal year ended March 31, 2004 from ¥0.8 billion in the previous fiscal year.

Net Other Operating Income. The table below sets forth the principal components of net other operating income for the fiscal years ended March 31, 2003 and 2004:

	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2004
	(billions of yen)	
Other operating income:		
Gain on foreign exchange transactions—net	¥ 1.8	¥ 2.0
Gain on sales and redemption of bonds and other securities	6.3	2.8
Revenues on leasing and installment sales	37.0	—
Gain on derivatives	6.6	9.5
Other	4.4	7.2
Total other operating income	56.3	21.6
Other operating expenses:		
Loss on sales and redemption of bonds and other securities	10.8	13.5
Costs on leasing and installment sales	33.7	—
Other	1.2	0.0
Total other operating expenses	45.9	13.6
Net other operating income	¥ 10.4	¥ 7.9

Net other operating income decreased by ¥2.5 billion, or 23.4%, to ¥7.9 billion in the fiscal year ended March 31, 2004 from ¥10.4 billion in the previous fiscal year. In the fiscal year ended March 31, 2004, we sold a controlling 60% interest in Hamagin Finance Co., Ltd. to Sumisho Lease Co., Ltd. As a result, Hamagin Finance ceased to be a consolidated subsidiary and became an equity-method affiliate of ours for that fiscal year, and accordingly we recorded no revenues or costs on leasing and installment sales in the fiscal year ended March 31, 2004. In addition, the decline in the other category of both other operating income and other operating expenses in the fiscal year ended March 31, 2004 was due in part to the absence of income and expenses related to Hamagin Finance's business. The aggregate impact on our net other operating income from the removal of Hamagin Finance as a consolidated subsidiary was a decline of ¥4.4 billion. We extend credit to Hamagin Finance and the related interest income was included in net interest income in the fiscal year ended March 31, 2004.

Net other operating income was also adversely affected by a ¥6.2 billion increase in net loss on sales and redemptions of bonds and other securities from ¥4.5 billion in the fiscal year ended March 31, 2003 to ¥10.7 billion in the fiscal year ended March 31, 2004. Offsetting a portion of these decreases in net other operating income were a ¥2.9 billion gain on derivatives and a ¥5.7 billion gain included in the other category of other operating income arising from our securitization of ¥79.3 billion in housing loans. See "—Off-balance Sheet Arrangements—Securitization."

General and Administrative Expenses. The table below sets forth the principal components of our general and administrative expenses for the fiscal years ended March 31, 2003 and 2004:

	Fiscal year ended March 31, 2003	Fiscal year ended March 31, 2004
	(billions of yen)	
Salaries	¥ 35.9	¥ 32.5
Retirement benefits	9.2	6.2
Depreciation	7.7	7.7
Rent for premises and equipment	5.9	5.8
Taxes	6.0	5.6
Other	33.9	33.4
Total general and administrative expenses	¥ 98.8	¥ 91.5

General and administrative expenses decreased by ¥7.3 billion, or 7.4%, to ¥91.5 billion in the fiscal year ended March 31, 2004 from ¥98.8 billion in the previous fiscal year. The decrease reflects a decrease in salaries resulting from our reduction in headcount and a decrease in retirement benefits related primarily to the reversal of ¥2.3 billion of prior service costs in connection with the introduction of a cash balance plan and point system, as discussed under "—Overview—Pension Plans."

Provision for Possible Loan Losses. The following table sets forth our provision for possible loan losses for the fiscal years ended March 31, 2003 and 2004:

	Fiscal year ended March 31,	
	2003	**2004**
	(billions of yen)	
Reversal of general allowance for possible loan losses	¥ (3.7)	¥ (5.6)
Specific allowance for possible loan losses	11.0	15.5
Specific allowance for certain overseas loans	(0.0)	—
Provision for possible loan losses	¥ 7.1	¥ 9.8

Provision for possible loan losses increased by ¥2.7 billion, or 37.1%, to ¥9.8 billion in the fiscal year ended March 31, 2004 from ¥7.1 billion in the previous fiscal year. An increase of ¥4.5 billion in the specific allowance for possible loan losses more than offset a ¥1.9 billion increase in reversal of general allowance for possible loan losses. The increase in the reversal of general allowance for possible loan losses reflected a reduction in our claims categorized as in need of caution.

Other Income and Expenses. The following table sets forth our other income and expenses for the fiscal years ended March 31, 2003 and 2004:

	Fiscal year ended March 31,	
	2003	**2004**
	(billions of yen)	
Other income:		
Gain on sales of stocks and other securities	¥ 9.3	¥ 8.5
Gain on sales of premises and equipment	1.3	0.3
Recovery of claims previously charged-off	1.1	4.8
Gain on exemption of the substitutional portion of the governmental pension program	3.5	—
Enterprise taxes on banking business refund including interest earned	—	1.1
Other	2.2	3.2
Total other income	17.5	18.1
Other expenses:		
Provision for possible losses on collateralized real estate loans sold	0.9	—
Loss on sales of stocks and other securities	1.7	6.3
Loss on write-down of stocks and other securities	33.8	0.4
Loss on disposal of premises and equipment	2.3	1.0
Direct charge-off of loans	41.0	27.8
Loss on termination of a portion of unfunded lump-sum retirement benefit plans and introduction of the defined contribution plan and advance payment plan	—	2.2
Other	4.7	6.2
Total other expenses	84.6	44.2
Net other expenses	¥ (67.1)	¥ (26.0)

Net other expenses decreased by ¥41.1 billion, or 61.1%, to ¥26.0 billion in the fiscal year ended March 31, 2004 from ¥67.1 billion in the previous fiscal year reflecting primarily substantial reductions in loss on write-down of stocks and other securities and credit costs.

Net gain on sales of stocks and other securities decreased by ¥5.4 billion to ¥2.2 billion in the fiscal year ended March 31, 2004 from ¥7.6 billion in the previous fiscal year, but, due to the recovery of the Japanese stock market, loss on write-down of stocks and other securities declined from ¥33.8 billion to only ¥0.4 billion.

Direct charge-off of loans declined to ¥27.8 billion in the fiscal year ended March 31, 2004 compared to a loss of ¥41.0 billion in the previous fiscal year, reflecting continuing improvement in our loan asset quality.

As discussed under "—Overview—Pension Plans," we recorded a one-time gain of ¥3.5 billion in the fiscal year ended March 31, 2003 in connection with the return of retirement benefit obligations and pension assets to the Japanese government and a one-time loss of ¥2.2 billion in the fiscal year ended March 31, 2004 in connection with the termination of a portion of our unfunded lump-sum retirement benefit plan and introduction of a defined contribution plan and an advance payment plan.

As discussed under "—Taxation—Gross Income Taxes," we received a tax refund of ¥1.1 billion in the fiscal year ended March 31, 2004 in connection with the settlement with the Tokyo metropolitan government relating to the Tokyo regional tax on banks' gross operating income.

A majority of the other category of other expenses represents various credit costs, including losses from financial support to borrowers. The increase in these other expenses of ¥1.5 billion was due to an increase in such other credit costs.

Income Before Income Taxes and Minority Interests. As a result of the foregoing, income before income taxes increased by ¥52.2 billion, or 168.9%, to ¥83.0 billion in the fiscal year ended March 31, 2004 from ¥30.8 billion in the previous fiscal year.

Income Taxes. In the fiscal year ended March 31, 2004, we recorded ¥5.1 billion in current income taxes and ¥29.6 billion in deferred income taxes, as compared to ¥2.4 billion and ¥11.0 billion, respectively, in the previous fiscal year. Our effective tax rate was 41.9% for the fiscal year ended March 31, 2004 and 43.6% for the prior fiscal year.

Minority Interests. Minority interests in net loss totaled ¥0.8 billion in the fiscal year ended March 31, 2004, compared to ¥0.5 billion in the previous fiscal year.

Net Income. Our net income in the fiscal year ended March 31, 2004 was ¥47.4 billion, an increase of ¥30.5 billion, or 180.8%, compared with ¥16.8 billion the previous fiscal year.

Fiscal Year Ended March 31, 2003 Compared with Fiscal Year Ended March 31, 2002

The following table sets forth average balances, interest and yield or interest rates for our major asset and liability categories for the fiscal years ended March 31, 2002 and 2003:

	Fiscal year ended March 31, 2002			Fiscal year ended March 31, 2003		
	Average balance	Interest	Yield/rate	Average balance	Interest	Yield/rate
	(billions of yen, except percentages)					
Interest-earning assets:						
Loans and bills discounted	¥ 7,376.1	¥ 164.2	2.22%	¥ 7,383.3	¥ 156.0	2.11%
Securities	1,254.7	20.1	1.60	1,259.3	18.4	1.46
Call loans and bills purchased	106.6	1.6	1.51	104.3	1.1	1.06
Guarantee deposits paid under securities borrowing transactions	—	—	—	0.7	0.0	0.01
Deposits	120.3	2.9	2.45	85.3	1.4	1.68
Other interest-earning assets[(1)]	59.8	4.8	8.12	54.7	0.5	1.08
Total interest-earning assets	¥ 8,917.7	193.8	2.17	¥ 8,887.8	177.6	1.99
Interest-bearing liabilities:						
Deposits	¥ 8,499.5	14.3	0.16	¥ 8,587.5	4.1	0.04
Negotiable certificates of deposit	100.8	0.1	0.10	57.3	0.0	0.04
Call money and bills sold	74.3	0.0	0.10	1.4	0.0	0.63
Payables under repurchase agreements	—	—	—	6.8	0.0	0.00
Guarantee deposits received under securities lending transactions	—	—	—	7.6	0.0	0.04
Borrowed money	264.4	5.8	2.21	229.4	4.7	2.08
Other interest-bearing liabilities[(1)]	80.2	3.1	3.92	108.8	2.2	2.08
Total interest-bearing liabilities	9,019.3	23.5	0.26	8,998.9	11.2	0.12
Interest rate swaps	—	7.0	—	—	4.0	—
Total interest expenses	¥ 9,019.3	30.5	0.33	¥ 8,998.9	15.2	0.16
Net interest income		¥ 163.2			¥ 162.3	

Note:

(1) Interest on other interest-earning assets and other interest-bearing liabilities includes interest on off-balance sheet financial instruments such as fund swaps.

Net Interest Income. Net interest income decreased by ¥0.9 billion, or 0.5%, in the fiscal year ended March 31, 2003 to ¥162.3 billion from ¥163.2 billion in the previous fiscal year as our average balance of interest-earning assets and spread remained generally unchanged.

Total interest income decreased by ¥16.2 billion, or 8.3%, to ¥177.6 billion in the fiscal year ended March 31, 2003 from ¥193.8 billion in the previous fiscal year. Although the average balance of interest-earning assets remained nearly unchanged, decreasing by ¥29.9 billion, or 0.3%, to ¥8,887.8 billion, the average interest rate on those assets decreased to 1.99% from 2.17%. Interest on loans and bills discounted decreased by ¥8.2 billion as the average interest rate on those assets decreased from 2.22% to 2.11%.

Total interest expenses decreased by ¥15.3 billion, or 50.1%, to ¥15.2 billion in the fiscal year ended March 31, 2003 from ¥30.5 billion in the previous year. The average balance of interest-bearing liabilities decreased slightly by ¥20.4 billion from ¥9,019.3 billion to ¥8,998.9 billion, and the average interest rate on those liabilities decreased from 0.26% to 0.12%. Although the average balance of deposits increased ¥88.0 billion, the average interest rate on those liabilities decreased from 0.16% to 0.04%, resulting in a decrease of ¥10.2 billion in interest.

Net Fees and Commissions. The table below sets forth the principal components of our net fees and commissions for the fiscal years ended March 31, 2002 and 2003:

	Fiscal year ended March 31,	
	2002	2003
	(billions of yen)	
Fees and commissions income:		
Deposits, debentures and lending business	¥ 13.6	¥ 14.9
Remittances business	12.1	11.9
Securities-related business	3.3	3.4
Guarantee business	2.7	2.7
Agency business	2.5	2.4
Safe custody and safety deposit box business	1.7	1.7
Other	1.7	1.4
Total fees and commissions income	37.8	38.9
Fees and commissions expenses:		
Remittances business	2.0	2.0
Other	5.6	6.4
Total fees and commissions expenses	7.6	8.4
Net fees and commissions	¥ 30.1	¥ 30.4

Net fees and commissions increased by ¥0.3 billion, or 0.9%, to ¥30.4 billion in the fiscal year ended March 31, 2003 from ¥30.1 billion in the previous fiscal year. The increase was primarily due to an increase of ¥1.3 billion, or 9.7%, in fees and commissions from our deposits, debentures and lending business. This increase reflects an increase in ATM-fees and fees from commitment lines.

Net Trading Profits. Net trading profits increased by ¥0.2 billion to ¥0.8 billion in the fiscal year ended March 31, 2003 from ¥0.6 billion in the previous fiscal year.

Net Other Operating Income. The table below sets forth the principal components of our net other operating income for the fiscal years ended March 31, 2002 and 2003:

	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003
	(billions of yen)	
Other operating income:		
Gain on foreign exchange transactions—net	¥ 2.0	¥ 1.8
Gain on sales and redemption of bonds and other securities	11.4	6.3
Revenue on leasing and installment sales	42.3	37.0
Gain on derivatives	1.1	6.6
Other	3.7	4.4
Total other operating income	60.7	56.3
Other operating expenses:		
Losses on sales and redemption of bonds and other securities	4.2	10.8
Costs on leasing and installment sales	39.2	33.7
Other	0.9	1.2
Total other operating expenses	44.4	45.9
Net other operating income	¥ 16.3	¥ 10.4

Net other operating income decreased by ¥5.9 billion, or 36.0%, to ¥10.4 billion in the fiscal year ended March 31, 2003 from ¥16.3 billion in the previous fiscal year. Net gain (loss) on sales and redemption of bonds and other securities decreased from a gain of ¥7.2 billion in the fiscal year ended March 31, 2002 to a loss of ¥4.5 billion in the fiscal year ended March 31, 2003. This was partially offset by a ¥5.5 billion increase in gain on derivatives to ¥6.6 billion in the fiscal year ended March 31, 2003 from ¥1.1 billion in the previous fiscal year reflecting primarily gains on derivatives related to bonds.

General and Administrative Expenses. The table below sets forth the principal components of our general and administrative expenses for the fiscal years ended March 31, 2002 and 2003:

	Fiscal year ended March 31, 2002	Fiscal year ended March 31, 2003
	(billions of yen)	
Salaries	¥ 38.5	¥ 35.9
Retirement benefits	5.5	9.2
Depreciation	8.1	7.7
Rent for premises and equipment	6.5	5.9
Taxes	6.2	6.0
Other	34.9	33.9
Total general and administrative expenses	¥ 99.9	¥ 98.8

General and administrative expenses decreased by ¥1.1 billion, or 1.1%, to ¥98.8 billion in the fiscal year ended March 31, 2003 from ¥99.9 billion in the previous fiscal year. The decrease reflects primarily a decrease of ¥2.6 billion in salaries from our reduction in headcount, offset by an increase of ¥3.7 billion in retirement benefits. Retirement benefits were lower in the prior fiscal year primarily because of the amortization of prior service costs in the amount of ¥3.1 billion, resulting in a gain in such amount, arising from a revision to our retirement benefits plan effective from the fiscal year ended March 31, 2001.

Provision for Possible Loan Losses. The following table sets forth our provision for possible loan losses for the fiscal years ended March 31, 2002 and 2003:

	Fiscal year ended March 31,	
	2002	2003
	(billions of yen)	
Provision (reversal) of general allowance for possible loan losses	¥ 0.5	¥ (3.7)
Specific allowance for possible loan losses	13.9	11.0
Specific allowance for certain overseas loans	(0.1)	(0.0)
Provision for possible loan losses	¥ 14.4	¥ 7.1

Provision for possible loan losses decreased by ¥7.3 billion, or 50.1%, to ¥7.1 billion in the fiscal year ended March 31, 2003 from ¥14.4 billion in the previous fiscal year. In the fiscal year ended March 31, 2003, we recorded a reversal of general allowance for possible loan losses, reflecting a reduction in our claims categorized as in need of caution, compared with a provision for general allowance for possible loan losses of ¥0.5 billion in the prior fiscal year. In addition, our specific allowance for possible loan losses declined ¥2.9 billion from ¥13.9 billion in the fiscal year ended March 31, 2002 to ¥11.0 billion.

Other Income and Expenses. The following table sets forth our other income and expenses for the fiscal years ended March 31, 2002 and 2003:

	Fiscal year ended March 31,	
	2002	2003
	(billions of yen)	
Other income:		
Gain on sales of stocks and other securities	¥ 14.1	¥ 9.3
Gain on sales of premises and equipment	0.0	1.3
Recovery of claims previously charged-off	0.0	1.1
Gain on exemption of the substitutional portion of the governmental pension program	—	3.5
Other	3.4	2.2
Total other income	17.8	17.5
Other expenses:		
Provision for possible losses on collateralized real estate loans sold	2.8	0.9
Loss on sales of stocks and other securities	12.1	1.7
Loss on write-down of stocks and other securities	22.2	33.8
Loss on disposal of premises and equipment	1.4	2.3
Direct charge-off of loans	37.0	41.0
Other	5.7	4.7
Total other expenses	81.4	84.6
Net other expenses	¥ (63.6)	¥ (67.1)

Net other expenses increased by ¥3.5 billion, or 5.5%, to ¥67.1 billion in the fiscal year ended March 31, 2003 from ¥63.6 billion in the previous fiscal year.

Net loss on sales and write-down of stocks and other securities increased ¥6.0 billion to ¥26.2 billion from ¥20.2 billion in the previous year, reflecting higher valuation losses as the result of a general decline in the Japanese stock market.

Credit costs included in other expenses increased from ¥41.3 billion to ¥43.9 billion, as an increase in direct charge-off of loans of ¥4.0 billion and an increase in credit costs included in the other category of other expenses of ¥0.4 billion was partially offset by a ¥1.9 billion decline in provision for possible losses on collateralized real estate sold to the Cooperative Credit Purchasing Corporation, Ltd., or CCPC.

Income Before Income Taxes and Minority Interests. As a result of the foregoing, income before income taxes decreased by ¥1.5 billion, or 4.6%, to ¥30.8 billion in the fiscal year ended March 31, 2003 from ¥32.3 billion in the previous fiscal year.

Income Taxes. In the fiscal year ended March 31, 2003, we recorded ¥2.4 billion in current income taxes and ¥11.0 billion in deferred income taxes, as compared to ¥0.8 billion and ¥11.9 billion, respectively, in the previous fiscal year. Our effective tax rate was 43.6% for the fiscal year ended March 31, 2003 and 39.7% for the prior fiscal year.

Minority Interests. Minority interests in net loss totaled ¥0.5 billion in the fiscal year ended March 31, 2003, compared to minority interests in net income of ¥0.2 billion in the previous fiscal year.

Net Income. Our net income in the fiscal year ended March 31, 2003 was ¥16.8 billion, a decrease of ¥3.0 billion, or 14.9%, compared with ¥19.8 billion in the previous fiscal year.

Supplemental Non-consolidated Measures

Gross Operating Income. In addition to the reporting items set forth in our non-consolidated financial statements, Japanese banking law requires us to disclose gross operating income (*gyomu sorieki*) on a non-consolidated basis. Furthermore, in the Japanese banking industry, net business profit before provision (reversal) of general allowance for possible loan losses (*jisshitsu gyomu jun-eki*) has traditionally been used as a measure of the profitability of core banking operations. We review these non-Japanese GAAP performance measures in monitoring the results of our operations.

Gross operating income is the sum of:

- net interest income;
- net fees and commissions;
- net trading profits; and
- net other operating income.

Net business profit before provision (reversal) of general allowance for possible loan losses is gross operating income minus non-consolidated general and administrative expenses (excluding extraordinary items).

Due to the adjustments made to certain line items, net business profit is not readily calculable based on information presented in our financial statements. Unlike net income, net business profit includes portions of operating income that may not be added to retained earnings and does not reflect certain expenses that are deducted from net income. Accordingly, net business profit does not necessarily reflect changes to net earnings that affect our stockholders' equity and regulatory capital.

Gross operating income for the fiscal year ended March 31, 2004 increased by ¥8.7 billion, or 4.5%, to ¥203.6 billion from ¥194.9 billion in the previous fiscal year. The increase was primarily due to an increase in net interest income, net fees and commissions and other operating income. Net business profit before provision (reversal) of general allowance for possible loan losses increased by ¥13.0 billion, or 12.4%, to ¥117.8 billion in the fiscal year ended March 31, 2004 from ¥104.8 billion in the previous fiscal year. The increase was primarily due to an increase in gross operating income and a reduction in expenses.

Gross operating income for the fiscal year ended March 31, 2003 decreased by ¥7.6 billion, or 3.8%, to ¥194.9 billion from ¥202.5 billion in the previous fiscal year. The decrease was primarily due to a decrease in net other operating income. Net business profit before provision (reversal) of general allowance for possible loan losses decreased by ¥3.3 billion, or 3.1%, to ¥104.8 billion in the fiscal year ended March 31, 2003 from ¥108.1 billion in the previous fiscal year. The decrease was primarily due to a decrease in gross operating income partially offset by a decrease in expenses.

While these measures should not be viewed as a substitute for net income, management believes that they provide a meaningful way of comparing a number of the important components of our income and profitability from year to year. The table below sets forth these supplemental financial data and corresponding reconciliations to net income under Japanese GAAP for the three fiscal years ended March 31, 2004:

	Fiscal year ended March 31,		
	2002	2003	2004
	(billions of yen)		
Gross operating income *(gyomu sorieki)*:			
Net interest income	¥ 165.6	¥ 163.9	¥ 166.9
Net fees and commissions	25.8	26.1	29.2
Net trading profits	0.6	0.8	0.7
Net other operating income	10.4	3.9	6.6
Total gross operating income *(gyomu sorieki)*	202.5	194.9	203.6
Expenses[(1)]	94.3	90.0	85.7
Net business profit before provision (reversal) of general allowance for possible loan losses *(jisshitsu gyomu jun-eki)*	108.1	104.8	117.8
Provision (reversal) of general allowance for possible loan losses	0.0	(6.1)	(7.3)
Net business profit *(gyomu jun-eki)*	108.0	111.0	125.1
Net other income (loss)[(2)]	(73.8)	(85.7)	(46.4)
Net operating income *(keijo rieki)*	34.2	25.3	78.6
Extraordinary income (loss)[(3)]	(1.3)	2.7	1.8
Income before income taxes	32.9	28.0	80.5
Current income taxes	0.0	1.2	3.5
Deferred income taxes	12.3	11.6	29.5
Net income	¥ 20.4	¥ 15.1	¥ 47.4

Notes:

(1) Consists of non-consolidated general and administrative expenses (excluding extraordinary items).

(2) Includes credit costs other than general allowance for possible loan losses and net gain (loss) on sales and write-down of stocks and other securities.

(3) Extraordinary loss in the fiscal year ended March 31, 2002 reflected primarily losses on disposal of premises and equipment. Extraordinary income in the fiscal year ended March 31, 2003 reflected primarily a gain on the exemption of the substitutional portion of the governmental pension program and losses on disposal of premises and equipment. Extraordinary income in the fiscal year ended March 31, 2004 reflected primarily recovery of claims previously charged off; a refund including interest of the Tokyo metropolitan government enterprise tax on banks; loss on termination of a portion of unfunded lump-sum retirement benefit plans and introduction of the defined contribution plan and advance payment plan; and losses on disposal of premises and equipment.

Adjusted Overhead Ratio. Our primary measure of expenses is our adjusted overhead ratio, calculated as non-consolidated general and administrative expenses (excluding extraordinary items), shown below as expenses, as a percentage of gross operating income (excluding gains and losses on sales and redemptions of bonds and bond derivatives). Extraordinary items excluded from general and administrative expenses consist primarily of retirement costs considered to be non-recurring.

The following table presents the components of our adjusted overhead ratio for the fiscal years ended March 31, 2002, 2003 and 2004:

	Fiscal year ended March 31,		
	2002	2003	2004
	(billions of yen, except percentages)		
Gross operating income	¥ 202.5	¥ 194.9	¥ 203.6
Net gain (loss) on sales and redemptions of bonds and bond derivatives	7.2	(4.5)	(10.7)
Gain on derivatives	0.3	6.8	6.8
Adjusted gross operating income	195.0	192.7	207.4
Expenses	94.3	90.0	85.7
Personnel	40.3	35.2	31.4
Premises	48.1	49.2	48.7
Taxes	5.8	5.5	5.5
Adjusted overhead ratio	48.4%	46.7%	41.3%

Our adjusted overhead ratio decreased from 48.4% for the fiscal year ended March 31, 2002 to 41.3% for the fiscal year ended March 31, 2004, reflecting primarily a decrease in personnel expenses from ¥40.3 billion to ¥31.4 billion over the same period. The decrease in personnel expenses was in turn primarily due to reductions in our workforce.

Credit Cost Ratio. Our primary measure of credit cost is our credit cost ratio, calculated as non-consolidated credit costs as a percentage of non-consolidated average domestic loans and bills discounted. Credit costs consist of provision for possible loan losses, direct charge-off of loans and other credit costs, including losses from financial support to customers, losses arising in connection with debt-equity swaps with borrowers and losses on sales of loans, including sales to CCPC. The following table sets forth out credit cost ratio for the fiscal years ended March 31, 2002, 2003 and 2004:

	Fiscal year ended March 31,		
	2002	2003	2004
	(billions of yen, except percentages)		
Provision for possible loan losses	¥ 13.2	¥ 3.8	¥ 8.7
Direct charge-off of loans	33.0	37.2	23.9
Other credit costs	3.9	2.6	3.7
Total non-consolidated credit costs	50.3	43.6	36.4
Non-consolidated average domestic loans and bills discounted	7,462.4	7,484.4	7,611.2
Credit cost ratio	0.67%	0.58%	0.47%

Critical Accounting Policies

General

Our financial statements are prepared in accordance with Japanese GAAP. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments which are based on various assumptions, including those related to the valuation of assets and liabilities. Although actual results may differ from these estimates under different assumptions and conditions, we have used the best information available at the time to make our estimates. Significant accounting policies are described in Note 2 to the consolidated financial statements included in this offering memorandum.

We believe the following are our critical accounting policies. We consider these policies critical because:

- the estimate requires us to make assumptions about matters that are highly uncertain at the time the estimate is made; and

- different estimates that we reasonably could have used in the current period, or changes in the estimate that are reasonably likely to occur from period to period, would have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations.

Allowance for Possible Loan Losses

The allowance for possible loan losses is management's estimate of the credit losses to be incurred in the lending portfolio and is discussed in further detail in "—Financial Condition—Asset Quality and Disposal of Problem Claims." We establish a specific allowance and a general allowance.

A specific allowance is provided for specific claims against possible bankruptcy, virtual bankruptcy and legal bankruptcy borrowers, as classified under our self-assessment guidelines. For claims against possible bankruptcy borrowers, we provide an amount for specific allowance calculated by one of the following two methods, after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims: an amount calculated based on the overall ability of the borrower to pay, or the estimated loss calculated on the basis of the probability of failure to collect over the next three years. Further, for listed companies and other borrowers for which cash flows can reasonably be estimated, and for borrowers with claims of ¥10 billion or more, we establish an allowance using the discounted cash flow method. For claims against virtual bankruptcy and legal bankruptcy borrowers, we either provide for the entire balance of the claims, after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims, or write off the entire balance.

A general allowance is provided for claims against normal borrowers, as well as claims against in need of caution borrowers, as classified under our self-assessment guidelines. We calculate the estimated loss based on the probability of failure to collect during the next year and provide for such loss in the general allowance for possible loan losses. For claims against in need of special caution borrowers, we calculate the estimated loss based on the probability of failure to collect during the next three years and provide for such loss in the general allowance for possible loan losses. For borrowers for which cash flows can reasonably be estimated and for borrowers with claims of ¥10 billion or more, we establish an allowance using the discounted cash flow method.

We review our classification of borrowers twice per year based on the results of our self-assessment process, described under "—Financial Condition—Asset Quality and Disposal of Problem Claims."

Estimating the specific allowance for claims against possible bankruptcy borrowers and the general allowance for claims against in need of special caution borrowers is subject to a number of significant judgments and uncertainties regarding discounted cash flows due to the changing financial conditions of the borrowers and general economic conditions surrounding the borrowers' business operations. In addition, because the portion of claims anticipated to be recoverable from the sale of collateral held against the claims are not covered by a specific allowance, actual losses on such claims are also subject to significant judgments and uncertainties regarding the fair value of collateral. Estimating the general allowance for claims against normal borrowers and in need of caution borrowers could be affected due to changes made by management in the methodologies used to calculate the migration analyses of borrowers or the assumptions used in calculation of the allowance. As a result, actual losses in the lending portfolio could be greater or smaller than we have estimated. If the estimated credit losses were not enough to cover actual losses incurred from ultimate disposition of the portfolio, it would result in additional losses on write-off or additional allowances in the future for the lending portfolio, increasing our reported total credit costs. If the estimation were in excess of actual losses, it would result in a reduction of our total credit costs.

Valuation of Deferred Tax Assets

We record deferred tax assets for deductible temporary differences and evaluate them in accordance with the Japanese Institute of Certified Public Accountants, or JICPA, guidelines. Under the JICPA guidelines for the valuation of deferred tax assets, each company must be classified in a certain category based on its financial condition, prior results of operations and other factors. Based on this classification and a forecast of

future operations, future taxable income and tax planning strategies, a company may recognize deferred tax assets within the period allowed for each category.

In accordance with these guidelines, we have evaluated the available evidence, both positive and negative, concerning our future taxable income and other possible sources of realization of deferred tax assets, and have concluded that it would be appropriate to recognize deferred tax assets that are realizable based on a reasonable estimate of future taxable income within the next five years. Accordingly, we have recorded a valuation allowance to reduce deferred tax assets.

The estimates and assumptions used in determining future taxable income and tax planning strategies are consistent with those used in our forecast of future operation approved by our management. The actual taxable income amounts for the next five years may be different from our estimate, which would result in a larger or smaller amount of deferred tax assets than should have been recognized.

Retirement Benefits

Our employee retirement benefits consist principally of a contributory funded defined benefit pension plan for employees of The Bank of Yokohama and a lump-sum retirement benefit plan covering substantially all of our employees. We account for the liability for employees' retirement benefits based on projected benefit obligation and plan assets at the balance sheet date, in accordance with the guidelines for accounting for employee retirement benefit plans issued by the JICPA. We estimate the amounts of the retirement benefit obligations and plan assets using assumptions for the discount rate and the expected rate of return on plan assets, respectively.

Expected Rate of Return on Plan Assets

We determine the expected rate of return on plan assets based on the past performance and the future targeted performance of the plan assets, taking into consideration the asset mix. Because assumptions regarding the rate of return on assets are affected by changing general economic and market conditions, we need to make significant judgments to determine appropriate assumptions underlying our estimates of such conditions. A change in such assumptions would affect the rate of return on assets and net periodic pension cost.

We lowered the expected rate of return on plan assets to 3.5% for the fiscal year ended March 31, 2004, from 4.0% for the fiscal year ended March 31, 2003, based on a change in our estimates of economic and market conditions. In general, if we lower the expected rate of return on plan assets, net periodic pension costs will increase.

Discount Rate

We have selected an interest rate for certain Japanese corporate bonds, rated above double A by certain rating agencies, with maturities that correspond to the estimated average remaining service period of our employees, as the basis for the discount rate. This interest rate assumption could change if we become aware of information that leads us to determine that a different average remaining service period is required. A change in that assumption could, in turn, change the discount rate and the amount of the projected benefit obligation. Changing our methodologies for calculating the estimated average remaining service period would also affect our estimate of the discount rate and the amount of the projected benefit obligation.

For the fiscal year ended March 31, 2003, the discount rate was 2.5%, and we did not change our estimate of the discount rate for the fiscal year ended March 31, 2004. In general, if we lower the discount rate, projected benefit obligations and net period pension costs will increase.

Valuation of Financial Instruments Measured at Fair Value

We have various types of financial instruments in our trading and banking accounts. In accordance with Japanese GAAP, we record some of our financial instruments at their fair values, which are measured based on market prices or third-party quotes or, if both are unavailable, our internal valuation models.

Impairment in Value of Debt and Equity Securities

Available-for-sale debt and equity securities and held-to-maturity debt securities are both exposed to the risk of a decline in their fair values. If the fair value of a security at a measurement date has declined by more than 50% of its cost, we recognize an impairment in book value of the security since the decline in fair value is deemed to be other than temporary, unless there is strong evidence that the fair value will recover

quickly and substantially from the decline. Alternatively, if the fair value of a security has declined by an amount ranging from 30% to 50% of its cost, we must evaluate the probability of recovery of fair value in order to determine whether an other-than-temporary impairment has occurred. The judgment of the likelihood and magnitude of a future recovery in fair value relies on management's subjective views concerning market uncertainties, the categories of the issuers of the securities classified by our self-assessment processes and various other factors. Different judgments could lead to different conclusions regarding the need to recognize impairments in value.

For the fiscal years ended March 31, 2003 and 2004, we recognized losses of ¥33.8 billion and ¥0.4 billion, respectively, on available-for-sale debt and equity securities due to impairment.

Derivative Financial Instruments

We have certain types of listed or unlisted derivative financial instruments in our trading and banking accounts and record them at their fair values, except those used for hedging purposes. Since unlisted derivative financial instruments do not have readily obtainable market prices or quotes, we estimate their fair values using our internal valuation models that are subject to some assumptions, including those relating to scenarios, interest rates and volatility. Although we strive to follow market standards in making assumptions and determining scenarios necessary for these valuation models, the outcomes of our models could differ from those which other companies use.

Recently Issued Accounting Pronouncements

In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets," and in October 2003, the Accounting Standards Board of Japan, or ASB, issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets." These new pronouncements are effective for fiscal years beginning on or after April 1, 2005, with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standards require an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset or asset group exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or asset group or the net selling price at disposition.

We did not adopt these standards in the fiscal year ended March 31, 2004 and are currently in the process of assessing the effect of the adoption of these standards.

Financial Condition

Total Assets

As of March 31, 2004, we had total assets of ¥10,660.2 billion. This represented a decrease of ¥12.5 billion, or 0.1%, from the ¥10,672.7 billion as of March 31, 2003. The decrease reflects mainly a decrease in securities and premises and equipment, partially offset by an increase in loans and bills discounted.

The ¥10,672.7 billion of total assets as of March 31, 2003 in turn represented a decrease of ¥92.1 billion, or 0.8% from ¥10,764.8 billion as of March 31, 2002. The decrease was primarily due to a decrease in cash and due from banks, partially offset by increases in securities and loans and bills discounted.

Securities

As of March 31, 2004, we held ¥1,298.7 billion of securities. This represented a decline of ¥193.5 billion, or 13.0%, from ¥1,492.2 billion as of March 31, 2003. The decrease was primarily due to a decrease in Japanese national government bonds. The ¥1,492.2 billion of securities as of March 31, 2003 in turn represented an increase of ¥538.5 billion, or 56.5%, from ¥953.7 billion as of March 31, 2002. The increase was primarily due to an increase in Japanese national government bonds and, to a lesser extent, increases in Japanese local government and corporate bonds.

On a non-consolidated basis, we held ¥1,294.9 billion of securities as of March 31, 2004, or ¥3.8 billion less than on a consolidated basis. In recent years, we have sought to reduce the interest risk in our securities

portfolio by reducing the average duration of our bond portfolio. As of March 31, 2004, ¥866.9 billion, or 80.3%, of our non-consolidated portfolio of bonds had a maturity of three years or less. The following table sets forth the composition of our non-consolidated portfolio of available-for-sale equity and debt securities and held-to-maturity debt securities as of March 31, 2004:

	As of March 31, 2004							
	One year or less	Over one year to three years	Over three years to five years	Over five years to seven years	Over seven years to ten years	Over ten years	Unspecified term	Total
				(billions of yen)				
Japanese national government bonds	¥ 41.8	¥ 199.1	¥ 11.4	¥ 1.0	—	¥ 11.7	—	¥ 265.1
Japanese local government bonds	120.1	130.9	23.2	—	¥ 0.3	—	—	274.6
Japanese corporate bonds	132.5	202.8	100.9	23.7	0.3	9.7	—	470.2
Japanese equity securities	—	—	—	—	—	—	¥ 214.7	214.7
Foreign bonds[1] and other	7.3	32.1	23.2	5.1	1.1	—	1.0	70.1
Total securities	¥ 301.8	¥ 565.1	¥ 158.9	¥ 29.9	¥ 1.8	¥ 21.5	¥ 215.7	¥ 1,294.9

Note:

(1) Foreign bonds are bonds denominated in any currency issued by a non-Japanese issuer and bonds denominated in a currency other than yen issued by a Japanese issuer.

For more information on our securities portfolio, see "Additional Financial Information—Investment Portfolio."

Loan Portfolio

As of March 31, 2004, we had ¥7,946.8 billion in loans and bills discounted on a consolidated basis. This represented 74.5% of total assets and a 1.5% increase from the ¥7,833.0 billion of loans and bills discounted as of March 31, 2003.

The following table sets forth our consolidated loans by industry of borrower as of the dates set forth below:

	As of March 31,					
	2002		2003		2004	
	(billions of yen, except percentages)					
Domestic offices (excluding Japan offshore market accounts):						
Manufacturing[1]	¥ 1,125.0	14.82%	¥ 1,100.3	14.05%	¥ 988.3	12.44%
Agriculture	8.7	0.12	8.5	0.11	8.4	0.11
Forestry	0	0.00	0	0.00	0	0.00
Fisheries	3.0	0.04	3.1	0.04	3.3	0.04
Mining	7.7	0.10	8.1	0.10	7.5	0.10
Construction	503.8	6.64	465.6	5.95	415.6	5.23
Electric power, gas, heat supply and water supply	16.5	0.22	16.5	0.21	14.0	0.18
Transportation and communications[2]	324.2	4.27	—	—	—	—
Information and communications[1][2]	—	—	51.1	0.65	48.4	0.61
Transportation[2]	—	—	356.0	4.55	368.4	4.64
Wholesale and retail[3]	905.6	11.93	813.3	10.39	781.4	9.84
Finance and insurance	345.4	4.55	338.6	4.32	281.8	3.55
Real estate	824.3	10.86	824.4	10.53	887.4	11.17
Services[1][3]	811.2	10.69	877.4	11.21	895.1	11.27
Local government	75.1	0.99	69.4	0.89	71.0	0.89
Others	2,638.4	34.77	2,897.4	37.00	3,173.7	39.93
Total domestic (A)	7,589.5	100.00%	7,830.3	100.00%	7,945.0	100.00%
Overseas offices (including Japan offshore market accounts):						
Governments	0.3	7.74%	0.1	4.70%	—	—
Others	3.5	92.26	2.5	95.30	1.8	100.00%
Total overseas (B)	3.8	100.00%	2.6	100.00%	1.8	100.00%
Total (A+B)	¥ 7,593.4		¥ 7,833.0		¥ 7,946.8	

Notes:

Due to reclassifications mandated by the Ministry of Public Management, Home Affairs, Posts and Telecommunications, starting as of March 31, 2003, we have recategorized certain loans as follows:

(1) Loans to the publishing industry, formerly classified under "manufacturing," and loans to the movie, information services and broadcasting industries, formerly classified under "services," are now classified under the category "information and communications."

(2) Loans to the transportation industry and the communications industry, formerly classified together under the "transportation and communications" category, are now classified under two new separate categories: "transportation" and "information and communications."

(3) Loans to restaurants, formerly classified under "wholesale and retail," are now classified under "services."

The largest category of borrowers, others, is comprised primarily of loans to individuals, which accounted for ¥2,615.8 billion, ¥2,877.5 billion and ¥3,153.1 billion as of March 31, 2002, 2003 and 2004, respectively. Most of these loans are residential loans. Among corporate borrowers, loans to the manufacturing industry were the largest, followed closely by loans to the services, real estate and wholesale and retail industries. From March 31, 2002 to March 31, 2004, loans to the manufacturing industry decreased by ¥136.7 billion, or 12.1%, loans to the construction industry decreased by ¥88.2 billion, or 17.5%, and loans to the wholesale and retail industry decreased by ¥124.2 billion, or 13.7%. Decreases in loans to these industries reflect primarily decreased loan demand from corporate borrowers, as well as our focus on loans to individuals. Loans to the real estate industry increased by ¥63.0 billion, or 7.6%, from March 31, 2003 to March 31, 2004. The increase reflects primarily loans related to our residential loan business, including loans to government-related entities engaged in extending credit to home owners.

Loan Maturity

The following table sets forth the composition of our loan portfolio on a non-consolidated basis by type of interest rate and maturity as of the dates indicated:

	As of March 31,		
	2002	2003	2004
	(billions of yen)		
Fixed-interest loans:			
One year or less(1)	—	—	—
Over one year to three years	¥ 544.1	¥ 507.5	¥ 503.5
Over three years to five years	419.8	388.8	411.3
Over five years to seven years	141.9	125.2	160.9
Over seven years	225.3	297.4	264.7
Indefinite term	873.1	873.4	866.0
Variable-interest loans:			
One year or less(1)	—	—	—
Over one year to three years	281.9	277.3	218.8
Over three years to five years	235.7	198.3	199.4
Over five years to seven years	141.8	141.8	154.1
Over seven years	2,714.9	2,972.5	3,290.7
Indefinite term	776.9	826.1	656.0
Total loans:			
One year or less	1,378.9	1,293.2	1,222.9
Over one year to three years	826.1	784.8	722.3
Over three years to five years	655.6	587.1	610.8
Over five years to seven years	283.7	267.0	315.1
Over seven years	2,940.3	3,269.9	3,555.4
Indefinite term	1,650.1	1,699.6	1,522.0
Total loans	¥ 7,735.0	¥ 7,902.0	¥ 7,948.9

Note:

(1) Loans with maturities of one year or less are not broken down by type of interest rate.

Asset Quality and Disposal of Problem Claims

We classify our borrowers and assess our asset quality based on our self-assessment manual developed in accordance with guidelines published by the FSA. The self-assessment process involves classifying borrowers based on their financial condition and then categorizing claims against borrowers in order of collection risk. Based on these classifications we establish allowances and disclose our problem loans and other claims using criteria specified in the Financial Revitalization Law. We also disclose our problem loans under a format devised initially by the Japanese Bankers Association and reflected currently in the Banking Law and related regulations.

Classification of Problem Claims and Allowance Policies

The steps we have taken in classifying our problem claims and determining allowance amounts are described below.

Self-Assessment Guidelines. Japanese banks are required to classify borrowers and asset quality under self-assessment guidelines originally issued in April 1997 by the Japan Institute of Certified Public Accountants, or JICPA, and included in the FSA's inspection manual. The self-assessment guidelines stress the need for a bank to establish the amount of allowance that it considers adequate, even if all or part of the allowance will not be tax-deductible under Japanese law.

We self-assess all assets twice per year to recognize asset quality accurately. Self-assessment of claims involves two steps. The first step is to classify the borrowers into the following five borrower classifications.

Borrower classification	Definition
Normal (*seijou-saki*)	Borrowers whose business conditions are favorable and who are deemed not to have any particular problems in terms of their financial position.
In need of caution (*youchui-saki*)	Borrowers who require close monitoring because there are problems with their borrowings, such as reduced or suspended interest payments, problems with fulfillment, such as substantial postponements of principal or interest payments, or problems with their financial positions as a result of their poor or unstable business conditions. Total claims against in need of caution borrowers include both: "claims against in need of special caution borrowers" (*youkanri-saki*), meaning borrowers with some claims that are loans on which principal or interest is past due for three months or more or restructured loans; and "claims against in need of caution borrowers other than in need of special caution borrowers" (*youkanri-saki igai no youchui-saki*), meaning claims against all other in need of caution borrowers.
Possible bankruptcy (*hatan kenen-saki*)	Borrowers who are not yet bankrupt but are in financial difficulties and are deemed to be very likely to go bankrupt in the future because they are finding it difficult to make progress in implementing their management improvement plans (including borrowers who are receiving ongoing support from financial institutions).
Virtual bankruptcy (*jisshitsu hatan-saki*)	Borrowers who have not yet gone legally or formally bankrupt but who are substantially bankrupt because they are in serious financial difficulties and are not deemed to be capable of restructuring.
Legal bankruptcy (*hatan-saki*)	Borrowers who have already gone bankrupt, from a legal or formal perspective.

The second step is to categorize the assets in order of collection risk, taking into consideration the collectability of the assets by borrowers (except in the case of normal borrowers), based on their corresponding collateral and guarantees.

Asset category	Definition
Category I	All credit given to normal borrowers, and credit given to other borrowers secured by guarantees or collateral of high quality, such as deposit collateral.
Category II	Credit given to in need of caution borrowers other than those included in Category I, as well as credit given to possible bankruptcy, virtual bankruptcy and legal bankruptcy borrowers that are covered by general collateral, such as real estate and guarantees.
Category III	Credit given to possible bankruptcy borrowers other than those included in Category I and Category II, the difference between the assessed value and market value of collateral on credit given to virtual bankruptcy and legal bankruptcy borrowers (i.e., the portion of loans for which final collection problems or losses are anticipated), and the portion of credit equivalent to the amount of debt forgiveness or other form of support scheduled to be provided to in need of caution borrowers who have drawn up management improvement plans on the assumption that support will be forthcoming from financial institutions in forms such as debt forgiveness in future periods.
Category IV	Credit given to virtual bankruptcy and legal bankruptcy borrowers, other than those in Category I, Category II and Category III (credit that is judged to be unrecoverable or without value).

Full allowances are made for claims in Category IV and those amounts are treated as having been written off and thus are no longer presented on a gross basis in the balance sheet.

Allowance Policies. Once the classification of borrowers and claims outlined above has been completed, we determine the appropriate loan loss allowance to provide. The following table sets forth our allowance policies for each category of claims:

Self-assessment classification	Allowance policy
Claims against normal borrowers	Calculate the estimated loss based on the probability of failure to collect during the next year and provide for such loss in the general allowance for possible loan losses.
Claims against in need of caution borrowers other than in need of special caution borrowers	Calculate the estimated loss based on the probability of failure to collect during the next year and provide for such loss in the general allowance for possible loan losses.
Claims against in need of special caution borrowers	Calculate the estimated loss based on the probability of failure to collect during the next three years and provide for such loss in the general allowance for possible loan losses. For borrowers for which cash flows can reasonably be estimated and for borrowers with claims of ¥10 billion or more, establish an allowance using the discounted cash flow method.
Claims against possible bankruptcy borrowers	Provide an amount in the specific allowance for possible loan losses as calculated by one of the following two methods, after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims: an amount calculated based on the overall ability of the borrower to pay, or the estimated loss calculated on the basis of the probability of failure to collect over the next three years. Further, for listed companies and other borrowers for which cash flows can reasonably be estimated, and for borrowers with claims of ¥10 billion or more, establish an allowance using the discounted cash flow method.
Claims against virtual bankruptcy and legal bankruptcy borrowers	Either provide for the entire balance of the claims, after deducting amounts anticipated to be recoverable from the sale of collateral held against the claims and from guarantors of the claims, in the specific allowance for possible loan losses, or write off the entire balance.

Disclosure of Problem Claims and Risk-Managed Loans. Based on the results of the self-assessment procedures discussed above, Japanese banks disclose their problem loans pursuant to both the Financial Revitalization Law and the Banking Law. The Financial Revitalization Law requires banks to classify and disclose "claims," which include, in addition to loans and bills discounted, foreign exchange claims, securities lent, accrued income and suspense payments in other assets, as well as customers' liabilities for acceptances and guarantees. By comparison, the format under the Banking Law only classifies, and calls for disclosure of, certain loans.

Since March 31, 1999, under the Financial Revitalization Law, Japanese banks disclose their total problem loans and other claims based on the following three categories: (1) claims in need of special caution (*youkanri saiken*), (2) doubtful claims (*kiken saiken*) and (3) unrecoverable or valueless claims (*hasan kosei saiken oyobi korera ni junzuru saiken*). Claims in need of special caution consist of both accruing loans contractually past due for three months or more as well as restructured loans, as those terms are defined below. Doubtful claims are equivalent to claims against possible bankruptcy borrowers under the self-assessment classifications. Finally, unrecoverable or valueless claims under the self-assessment classifications are equivalent to claims against virtual bankruptcy and legal bankruptcy borrowers. Claims that do not fall under any of those categories are disclosed pursuant to the Financial Revitalization Law as normal claims (*seijou saiken*).

Beginning March 31, 1998, we began disclosing risk-managed loans for financial reporting purposes according to the following guidelines issued at the time by the Japanese Bankers Association and subsequently reflected in the Banking Law and related regulations:

Category	Definition
Loans to customers in bankruptcy (*hatan-saki saiken*)	Loans to legal bankruptcy borrowers.
Past due loans (*entai saiken*)	Loans to possible bankruptcy and virtual bankruptcy borrowers.
Accruing loans contractually past due for three months or more (*sankagetsu ijyou entai saiken*)	Loans on which principal and/or interest are past due three months or more.
Restructured loans (*kashidashi jouken kanwa saiken*)	Loans with a concessionary interest rate, as well as loans with renegotiated conditions, including schedule and/or maturities.

Under these guidelines, "non-accrual loans," on which banks have stopped accruing interest based on self-assessment, are defined to be included in "loans to customers in bankruptcy" or "past due loans." These guidelines relate to loans extended rather than to total disclosed claims as under the Financial Revitalization Law.

The following chart presents an overview of our self-assessment classification and resulting categories and disclosure of claims and loans on a non-consolidated basis as of March 31, 2004:

(billions of yen)

Borrowers classification under the self-assessment guidelines (Credit exposures)		Claims disclosed under the Financial Revitalization Law (Credit exposures)	(Loans only)		Risk-managed loans under the Banking Law (Loans)
Legal bankruptcy *(hatan-saki)* ¥15.0		Unrecoverable or valueless *(hasan kousei saiken oyobi korera ni junzuru saiken)* ¥43.8	¥42.1	¥14.7	Loans to customers in bankruptcy *(hatan-saki saiken)* ¥14.7
Virtual bankruptcy *(jisshitsu hatan-saki)* ¥28.7				¥27.3	Past due loans *(entai saiken)* ¥233.7
Possible bankruptcy *(hatan kenen-saki)* ¥206.8		Doubtful *(kiken saiken)* ¥206.8	¥206.4		
In need of caution *(youchui-saki)* ¥923.4	In need of special caution *(youkanri-saki)* ¥177.8	In need of special caution *(youkanri saiken)* ¥84.6 (Loans only)	¥84.6	¥8.0	Accruing loans contractually past due for three months or more *(sankagetsu ijou entai saiken)* ¥8.0
				¥76.6	Restructured loans *(kashidashi jouken kanwa saiken)* ¥76.6
		Sub-total ¥335.3	Sub-total ¥333.1		Total ¥333.1
	Other than in need of special caution *(youkanri-saki igai no youchui-saki)* ¥745.5	Normal *(seijou saiken)* ¥7,783.7	¥7,615.7		
Normal *(seijou-saki)* ¥6,944.9					
Total ¥8,119.0		Total ¥8,119.0	Total ¥7,948.9		

The following chart shows our coverage ratios for each category of claims on a non-consolidated basis as of March 31, 2004. Figures in parentheses show the net change from March 31, 2003.

(billions of yen, except percentages)

Borrowers classification under the self-assessment guidelines	Claims disclosed under the Financial Revitalization Law	Categories[1]: No Categorization	Category II	Category III	Category IV	Allowance	Allowance coverage ratio[2] (%)	Total coverage ratio[3] (%)
Legal bankruptcy *(hatan-saki)* ¥15.0 (-¥0.2) Virtual bankruptcy *(jisshitsu hatan-saki)* ¥28.7 (-¥6.6)	Unrecoverable or valueless *(hasan kousei saiken oyobi korera ni junzuru saiken)* ¥43.8 (-¥6.8)	Covered by allowances, collateral and guarantees (No Categorization and Category II) ¥17.1 (+¥2.3)	¥26.6 (-¥9.2)	Entirely reserved *(zengaku hikiate)* ¥0.0 (¥0.0)	Entirely reserved, or direct write-off *(zengaku shoukyaku/ hikiate)* ¥0.0 (¥0.0)	¥5.1	100%	100%
Possible bankruptcy *(hatan kenen-saki)* ¥206.8 (-¥19.4)	Doubtful *(kiken saiken)* ¥206.8 (-¥19.4)	Covered by allowances, collateral and guarantees (No Categorization and Category II) ¥71.8 (-¥2.4) [¥22.0]	¥91.3 (-¥19.9) [¥91.3]	Partially reserved *(hitsuyougaku o hikiate)* ¥43.6 (+¥2.9) [¥93.4]		¥49.7	53.26%	78.87%
In need of caution *(youchui-saki)* ¥923.4 (-¥264.8): In need of special caution *(youkanri-saki)* 177.8 (+¥28.3)	In need of special caution *(youkanri saiken)* ¥84.6 (-¥42.1)	Covered by collateral ¥56.5 Non-covered ¥121.2 (No Categorization and Category II) ¥9.8 (-¥2.8)	¥168.0 (+¥31.1)			¥9.2	7.62%	37.01%
Other than in need of special caution *(youkanri-saki igai no youchui-saki)* ¥745.5 (-¥293.1)	Normal (covers this row and the next) *(seijou saiken)* ¥7,783.7 (+¥55.8)	¥271.9 (-¥67.2)	¥473.5 (-¥226.0)			¥7.4	1.00%	
Normal *(seijou-saki)* ¥6,944.9 (+¥278.5)		¥6,944.9 (+¥278.5)				¥5.2	0.07%	
Total ¥8,119.0 (-¥12.5) 100.0%	Total ¥8,119.0 (-¥12.5)	No Categorization ¥7,315.7 (+¥208.5) 90.1%	Category II ¥759.5 (-¥224.0) 9.4%	Category III ¥43.6 (+¥2.9) 0.5%	Category IV ¥0.0 (¥0.0) 0.0%	Total ¥76.9		Total coverage ratio 63.66%

Notes:

(1) Figures in brackets show amount of claims before recategorizations of claims due to provision of specific allowance for possible loan losses.

(2) Allowance coverage ratio is the ratio of allowance to claims to borrowers under the self-assessment guidelines that are not covered by collateral or guarantees.

(3) Total coverage ratio is based on claims to borrowers classified as in need of special caution or below under the self-assessment guidelines.

Under the self-assessment classification we categorize our credit exposure by borrower, while under the Financial Revitalization Law we categorize our credit exposure based on claims and, similarly, the Banking Law risk-managed loan categories are based on loans. While in most cases, the focus on borrowers or claims does not produce divergent results, in the case of in need of special caution borrowers and claims, the amount of problem claims is generally lower than the amount of credit exposure to borrowers classified as in need of special caution, because some of our claims to these borrowers are classified as a normal claim or a claim in need of caution other than in need of special caution under the Financial Revitalization Law and risk-managed loan standards. For the fiscal year ended March 31, 2004, this divergence widened significantly as the amount of claims classified under borrowers in need of special caution was ¥177.8 billion, while the amount of in need of special caution claims was only ¥84.6 billion. Substantially all of this difference was due to a borrower engaged in the business of housing lending. Under the Financial Revitalization Law and risk-managed loan standards, we classify our claims to this borrower based on the default experience of the borrower's underlying housing loan portfolio. For the fiscal year ended March 31, 2004, this assessment resulted in a small portion of our claims to the borrower being classified as in need of special caution. However, since a portion of the claims were so categorized the borrower itself and all of our claims to it were classified as in need of special caution under the self-assessment guidelines. In addition, because our allowance and total coverage ratios for problem claims are calculated based on the amount of claims to borrowers classified under the self-assessment guidelines, those ratios for in need of special caution borrowers declined significantly as of March 31, 2004, compared with the prior fiscal year end, with the total coverage ratio declining from 58.54% to 37.01% and the allowance ratio from 17.66 % to 7.62%. If coverage ratios for the category of in need of special caution were calculated on the basis of claims rather than the borrower classification, we believe our coverage ratios as of March 31, 2004 would be similar to those as of March 31, 2003.

Disclosure of Claims Classified Under the Financial Revitalization Law

The table below shows the reduction in the balance of our problem claims on a non-consolidated basis:

	As of March 31,		
	2002	**2003**	**2004**
	(billions of yen, except percentages)		
Unrecoverable or valueless claims	¥ 84.6	¥ 50.6	¥ 43.8
Doubtful claims	247.3	226.2	206.8
Claims in need of special caution	144.7	126.7	84.6
Total problem claims disclosed under the Financial Revitalization Law	476.7	403.5	335.3
Claims to borrowers in need of caution (excluding claims to borrowers in need of special caution)	1,162.9	1,061.5	838.7
Claims to normal borrowers	6,464.8	6,666.4	6,944.9
Total normal claims	7,627.8	7,727.9	7,783.7
Total claims	¥ 8,104.6	¥ 8,131.5	¥ 8,119.0
Percentage of claims in need of special caution or below	5.88%	4.96%	4.12%

Coverage Ratios

As of March 31, 2004, our coverage ratios on a non-consolidated basis for claims classified under our self-assessment guidelines, which is the total of collateral pledged against claims, guarantees for claims and allowance for possible loan losses, measured against total claims, were 100% for claims against legal bankruptcy and virtual bankruptcy borrowers, 78.87% for claims against possible bankruptcy borrowers and 37.01% for claims against in need of special caution borrowers. For all claims so classified, the coverage ratio was 63.66%.

In the case of real estate collateral, we value the collateral initially based on recent transactions in similar properties and government-appraised values. Collateral values are reviewed annually based primarily on changes in government-appraised values.

The table below shows the coverage ratios on a non-consolidated basis for claims to borrowers classified as in need of special caution or below under the self-assessment guidelines as of March 31, 2002, 2003 and 2004:

	Amount of claims (A)	Collateral and guarantees (B)	Allowance for possible loan losses (C)	Allowance coverage ratio (C)/[(A) − (B)]	Total allowance, collateral and guarantees (B) + (C)	Total coverage ratio [(B) + (C)]/(A)
	(billions of yen, except percentages)					
As of March 31, 2002						
Legal bankruptcy and virtual bankruptcy	¥ 84.6	¥ 74.1	¥ 10.4	100.00%	¥ 84.6	100.00%
Possible bankruptcy	247.3	135.6	58.5	52.39	194.2	78.50
In need of special caution	169.3	92.3	13.8	18.00	106.2	62.72
Total	¥ 501.3	¥ 302.2	¥ 82.8	41.59	¥ 385.0	76.80
As of March 31, 2003						
Legal bankruptcy and virtual bankruptcy	¥ 50.6	¥ 44.3	¥ 6.3	100.00	¥ 50.6	100.00
Possible bankruptcy	226.2	137.9	47.5	53.87	185.4	82.00
In need of special caution	149.5	74.2	13.2	17.66	87.5	58.54
Total	¥ 426.4	¥ 256.5	¥ 67.1	39.53	¥ 323.7	75.91
As of March 31, 2004						
Legal bankruptcy and virtual bankruptcy	¥ 43.8	¥ 38.6	¥ 5.1	100.00	¥ 43.8	100.00
Possible bankruptcy	206.8	113.3	49.7	53.26	163.1	78.87
In need of special caution	177.8	56.5	9.2	7.62	65.8	37.01
Total	¥ 428.5	¥ 208.5	¥ 64.2	29.19	¥ 272.7	63.66

As of March 31, 2004, we had collateral of ¥516.4 billion on our ¥745.5 billion of claims to borrowers classified as in need of caution other than in need of special caution, representing a collateral coverage ratio of 69.2%.

Disposal of Problem Claims

The following table sets forth a breakdown of disposals of doubtful claims and unrecoverable or valueless claims on a non-consolidated basis:

	Fiscal year ended March 31,		
	2002	2003	2004
	(billions of yen)		
Liquidation	¥ 0.8	¥ 0.4	¥ 1.9
Restructuring	26.4	5.3	22.4
Securitization and sale	33.2	54.2	44.2
Direct charge-offs(1)	(24.9)	(5.8)	(57.3)
Collection or repayment	52.3	65.0	58.4
Improvement in business performance	5.7	14.0	6.8
Total	¥ 93.6	¥ 133.2	¥ 76.5

Note:

(1) Direct charge-offs represent final disposal of claims against legal bankruptcy and virtual bankruptcy borrowers that were 100% allowed for in prior periods and ceased to be reported on a gross basis in problem claims at such time.

Claims disposed of through restructuring include primarily claims to borrowers that became the subject of statutory rehabilitation and reorganization proceedings. Claims disposed of through securitization and sale consist primarily of loans disposed of through bulk sales.

Changes in Amount of Problem Claims

The table below sets forth our experience since March 31, 2001 with the removal of doubtful and unrecoverable or valueless claims and the emergence of new doubtful and unrecoverable or valueless claims on a non-consolidated basis:

	Doubtful	Unrecoverable or valueless	Total
		(billions of yen)	
Balance of doubtful and unrecoverable or valueless claims as of March 31, 2001	¥ 256.5	¥ 86.0	¥ 342.6
Claims newly added April 1, 2001 to March 31, 2002	63.3	19.7	83.0
Claims removed April 1, 2001 to March 31, 2002	(72.3)	(21.3)	(93.6)
Net change	(9.2)	(1.4)	(10.6)
Balance of doubtful and unrecoverable or valueless claims as of March 31, 2002	247.3	84.6	332.0
Claims newly added April 1, 2002 to March 31, 2003	66.8	11.2	78.1
Claims removed April 1, 2002 to March 31, 2003	(88.0)	(45.2)	(133.2)
Net change	(21.1)	(34.0)	(55.2)
Balance of doubtful and unrecoverable or valueless claims as of March 31, 2003	226.2	50.6	276.8
Claims newly added April 1, 2003 to March 31, 2004	40.0	10.2	50.3
Claims removed April 1, 2003 to March 31, 2004	(59.4)	(17.1)	(76.5)
Net change	(19.4)	(6.8)	(26.2)
Balance of doubtful and unrecoverable or valueless claims as of March 31, 2004	¥ 206.8	¥ 43.8	¥ 250.6

In the fiscal year ended March 31, 2004, ¥50.3 billion of claims were newly classified as doubtful or unrecoverable or valueless. During the same period, we removed ¥76.5 billion of claims in these categories.

During the fiscal year ended March 31, 2003, while an additional ¥78.1 billion of claims were classified as doubtful or unrecoverable or valueless, we also removed ¥133.2 billion of claims from these categories.

Allowance for Possible Loan Losses

The following table sets forth a breakdown of our total allowance for possible loan losses on a non-consolidated basis as of the dates indicated:

	As of March 31,		
	2002	2003	2004
		(billions of yen, except percentages)	
General allowance for possible loan losses	¥ 35.4	¥ 29.2	¥ 21.9
Specific allowance for possible loan losses	68.9	53.8	54.9
Allowance for loans to restructuring countries	0.0	—	—
Total allowance for possible loan losses	¥ 104.5	¥ 83.1	¥ 76.9
Total claims	¥ 8,104.6	¥ 8,131.5	¥ 8,119.0
Ratio of total allowance for possible loan losses to total claims	1.2%	1.0%	0.9%

Risk-Managed Loans

As of March 31, 2004 we had ¥325.8 billion in risk-managed loans on a consolidated basis and ¥333.1 billion in such loans on a non-consolidated basis.

The following tables set forth information concerning our risk-managed loans on a consolidated and non-consolidated basis as of the dates indicated:

	As of March 31,		
	2002	2003	2004
	(billions of yen, except percentages)		
Consolidated			
Loans and bills discounted	¥ 7,593.4	¥ 7,833.0	¥ 7,946.8
Loans to customers in bankruptcy (A)	¥ 28.2	¥ 15.2	¥ 14.9
Past due loans (B)	311.1	244.7	219.9
Total (A) + (B)	339.4	259.9	234.8
Ratio to total loans and bills discounted	4.4%	3.3%	2.9%
Accruing loans contractually past due for three months or more (C)	¥ 13.1	¥ 15.2	¥ 8.0
Restructured loans (D)	136.0	119.0	82.8
Total risk-managed loans (A) + (B) + (C) + (D)	¥ 488.6	¥ 394.2	¥ 325.8
Ratio to total loans and bills discounted	6.4%	5.0%	4.0%
Allowance for possible loan losses	¥ 109.9	¥ 90.8	¥ 84.0

	As of March 31,		
	2002	2003	2004
	(billions of yen, except percentages)		
Non-consolidated			
Loans and bills discounted	¥ 7,735.0	¥ 7,902.0	¥ 7,948.9
Loans to customers in bankruptcy (A)	¥ 27.6	¥ 14.9	¥ 14.7
Past due loans (B)	302.1	259.5	233.7
Total (A) + (B)	329.8	274.5	248.5
Ratio to total loans and bills discounted	4.2%	3.4%	3.1%
Accruing loans contractually past due for three months or more (C)	¥ 12.9	¥ 15.1	¥ 8.0
Restructured loans (D)	131.7	111.5	76.6
Total risk-managed loans (A) + (B) + (C) + (D)	¥ 474.5	¥ 401.2	¥ 333.1
Ratio to total loans and bills discounted	6.1%	5.0%	4.1%
Allowance for possible loan losses	¥ 104.4	¥ 83.1	¥ 76.9

The following table sets forth our domestic risk-managed loans on a non-consolidated basis by industry of borrower and as a percentage of all domestic risk-managed loans as of the dates set forth below.

	As of March 31,					
	2002		2003		2004	
	(billions of yen, except percentages)					
Manufacturing[1]	¥ 41.0	8.7%	¥ 46.0	11.5%	¥ 38.7	11.6%
Agriculture	0.2	0.1	0.2	0.0	0.0	0.0
Forestry	—	—	—	—	—	—
Fisheries	0.4	0.1	0.4	0.1	0.4	0.1
Mining	0.0	0.0	0.0	0.0	0.0	0.0
Construction	63.0	13.3	41.5	10.4	32.4	9.7
Electric power, gas, heat supply and water supply	0.7	0.2	—	—	—	—
Transportation and communications[2]	8.6	1.8	—	—	—	—
Information and communications[1][2]	—	—	1.0	0.3	1.5	0.5
Transportation[2]	—	—	5.8	1.5	2.9	0.9
Wholesale and retail[3]	78.3	16.5	56.3	14.0	39.8	12.0
Finance and insurance	8.8	1.9	26.6	6.6	21.7	6.5
Real estate	156.9	33.1	121.0	30.2	97.7	29.4
Services[1][3]	64.0	13.5	49.6	12.4	43.6	13.1
Local government	—	—	—	—	—	—
Others	51.2	10.8	51.9	13.0	53.9	16.2
Total	¥ 473.7	100.0%	¥ 400.9	100.0%	¥ 333.1	100.0%

Notes:

Due to reclassifications mandated by the Ministry of Public Management, Home Affairs, Posts and Telecommunications, starting as of March 31, 2003, we have recategorized certain loans as follows:

(1) Loans to the publishing industry, formerly classified under "manufacturing," and loans to the movie, information services and broadcasting industries, formerly classified under "services," are now classified under the category "information and communications."

(2) Loans to the transportation industry and the communications industry, formerly classified together under the "transportation and communications" category, are now classified under two new separate categories: "transportation" and "information and communications."

(3) Loans to restaurants, formerly classified under "wholesale and retail," are now classified under "services."

Taxation

Deferred Tax Assets

A substantial majority of our deferred tax assets are attributable to temporary differences arising from the different financial and accounting treatment of provisions for possible loan losses, since such increased expenses are not reflected in taxable income until we dispose of the underlying assets. We evaluate the level of our deferred tax assets by comparing the amount of non-consolidated deferred tax assets net of net unrealized gain or loss on available-for-sale securities to:

- our stockholders' equity, which provides an indication of the extent to which our Tier I bank capital relies on deferred tax assets; and
- our non-consolidated pre-tax income, which provides an indication of the likelihood of our being able to earn income to utilize the deferred tax assets.

As of March 31, 1999, due to high levels of allowances for possible loan losses in the two-year period ended on that date, our non-consolidated net deferred tax assets totaled ¥187.5 billion, equal to 46.2% of our total stockholders' equity as of such date. For the fiscal year ended March 31, 1999, we incurred a non-consolidated loss before income taxes and in the following fiscal year ended March 31, 2000 our non-consolidated pre-tax income was ¥50.5 billion. In the five years following the fiscal year ended March 31, 1999, our steady reduction of problem claims and consistent recording of pre-tax income enabled us to reduce our non-consolidated net deferred tax assets to ¥88.7 billion as of March 31, 2004, equivalent to 15.9% of our total stockholders' equity as of that date and compared with ¥80.5 billion of non-consolidated pre-tax income for the fiscal year then ended.

Gross Income Taxes

Beginning April 2000, the Tokyo metropolitan government imposed a tax of 3% on the gross operating income of banks operating within its jurisdiction with deposits, negotiable certificates of deposit and

debentures of ¥5.0 trillion or more. Banks subject to the Tokyo regional tax, including us, filed a complaint in October 2000 with the Tokyo District Court challenging the legality of the special tax. After lower courts had largely upheld our challenge, in October 2003 we and the 14 other banks involved in the ongoing proceedings reached a settlement with the Tokyo metropolitan government. The terms of the settlement include a revision of the applicable tax rate to 0.9% from the current 3%, retroactive to the effective date of the tax in the fiscal year ended March 31, 2001 to the fiscal year ended March 31, 2004 and a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. We received a tax refund for the fiscal years ended March 31, 2001, 2002 and 2003 amounting to ¥1.1 billion as part of the settlement. The tax refund payment was reflected in our other income for the fiscal year ended March 31, 2004.

Beginning June 2000, the Osaka prefectural government also adopted a similar tax on banks operating in Osaka. Sixteen major banks, including us, also filed a lawsuit in April 2002 challenging the Osaka tax. In response, the Osaka prefectural government revised its tax rule for the fiscal year ended March 31, 2002 and the additional years subject to the rule. The revised rule required large banks to pay the lower of the 3% regional tax on their gross operating income or the regional tax computed based on their net income. As a result, we and the other 15 major banks withdrew the case in May 2004.

A new enterprise tax on gross profits of large corporations in general, and not just banks, was introduced in April 2004. This new tax supersedes all similar regional taxes, including those of Tokyo and Osaka. Assuming we continue to generate taxable income at levels consistent with recent years, we do not believe the imposition of the new enterprise tax on gross profits will have a material affect on our net income.

Funding and Liquidity

Funding and Liquidity Management

We continuously seek to enhance the management of our liquidity profile to meet clients' loan requirements and deposit withdrawals and to enable us to respond to unforeseen situations, such as adverse movements in securities markets or changes in general domestic economic conditions. In accordance with regulatory reserve requirements, we maintain reserves with the Bank of Japan against a certain portion of all checking and savings accounts and time deposits. We rely for funding primarily on deposits from individuals located in our home market, which we believe is a relatively stable source of funding. To the extent that deposits are insufficient, we from time to time access the capital markets. We supplement our sources of liquidity by maintaining a portfolio of securities with high credit ratings that can be quickly converted into cash.

Deposits

As of March 31, 2004, we had deposits of ¥9,174.0 billion, which constituted 90.8% of total liabilities and represented a decrease of ¥259.5 billion, or 2.7%, compared with ¥9,433.5 billion as of March 31, 2003.

The following table sets forth the composition of our time deposits by remaining maturity on a non-consolidated basis as of the dates indicated:

	As of March 31,		
	2002	2003	2004
	(billions of yen)		
Less than three months[(1)]	¥ 1,060.1	¥ 909.8	¥ 781.1
Three months or more, but less than six months	649.7	593.8	525.5
Six months or more, but less than one year	1,069.2	957.0	864.2
One year or more, but less than two years	336.1	256.6	266.8
Two years or more, but less than three years	180.5	203.0	226.2
Three years or more	113.1	118.8	114.4
Total	¥ 3,408.9	¥ 3,039.1	¥ 2,778.5

Note:

(1) Includes time deposits that have matured but not yet been paid.

Borrowed Money and Debentures

As of March 31, 2004, we had ¥114.0 billion in borrowed money and ¥139.1 billion in debentures outstanding. This represented 2.5% of our total liabilities and constituted a decrease of 22.8% from March 31, 2003.

As of March 31, 2004, scheduled repayments of borrowed money and debentures during the periods indicated below were as follows:

During the fiscal year ending March 31,	(billions of yen)	
2005	¥	83.7
2006		1.1
2007		2.8
2008		0.2
2009		0.2
2010 and thereafter		165.0
Total borrowed money and debentures	¥	253.1

Of the ¥83.7 billion due in the current fiscal year, ¥53.1 billion of convertible bonds was converted into common stock during April and May 2004 and of the ¥165.0 billion due in the fiscal year ending March 31, 2010 and thereafter, ¥50.0 billion of subordinated debt held by the RCC was repaid in May 2004.

Credit Ratings

Our borrowing costs and ability to raise funds are affected directly by our credit ratings and changes thereto. Our credit ratings as of June 30, 2004 are set forth in the table below:

Rating agency	Long-term	Short-term
Standard & Poor's	BBB+	—
Moody's	Baa2	P–2
Fitch	BBB	F2
R&I	A	a–1

Capital Resources and Adequacy

Stockholders' Equity

The following table sets forth a summary of our stockholders' equity as of March 31, 2004:

	As of March 31, 2004 (billions of yen, except percentages)	
Common stock	¥	138.2
Preferred stock		50.0
Capital surplus		149.8
Retained earnings		154.1
Land revaluation surplus		32.2
Net unrealized gains on available-for-sale securities		30.8
Treasury stock		(0.3)
Total stockholders' equity	¥	554.9
Ratio of total stockholders' equity to total assets		5.20%

Stockholders' equity as of March 31, 2004 increased by ¥97.7 billion, or 21.3%, as compared to March 31, 2003 due primarily to an increase of ¥40.5 billion, or 35.6%, in retained earnings, and an increase of net

unrealized gain on available for sale securities of ¥30.8 billion compared to a net unrealized loss of ¥20.3 billion as of March 31, 2003.

Capital Ratios

The FSA's bank capital guidelines are based on the risk-adjusted approach developed by the Basle Committee on Banking Regulations and Supervisory Practices of the Bank for International Settlements, or BIS. The FSA's guidelines are similar to those issued by other central bank regulators and the differences reflect the FSA's implementation of the BIS's approach in a manner designed to suit the Japanese banking environment. We continuously monitor our risk-adjusted capital ratios and manage our operations in light of the capital ratio requirements.

Our total capital adequacy ratio as of March 31, 2004 was 10.66%, compared with 10.32% as of March 31, 2003. Our Tier I capital ratio, or the ratio of Tier I capital to risk assets, increased from 6.36% as of March 31, 2003 to 7.40% as of March 31, 2004. The amount of our net deferred tax assets (excluding deferred tax liabilities for net unrealized gain on available-or-sale securities) represented 33.0% of our Tier I capital as of March 31, 2003 and 19.4% of our Tier I capital as of March 31, 2004. Japanese banks that have only domestic operations, like us, are subject to a minimum capital adequacy ratio of 4%. Japanese banks that have international operations must maintain a minimum capital adequacy ratio of 8%. The methods of calculating capital adequacy ratios under the two standards differ slightly.

The following table sets forth our consolidated capital ratios as of March 31, 2003 and 2004, and as of March 31, 2004 as adjusted to give effect to the changes in our capital described under "Capitalization," including the conversion of 110,000,000 shares of our first series preferred stock and the expected repurchase of the remaining 30,000,000 shares of first series preferred stock, assuming we repurchase those shares at a price of ¥500 per share, which is equal to the per share liquidation preference of the first series preferred stock. We expect the repurchase price will be higher than the liquidation preference. The actual repurchase price will be determined through negotiations between the RCC and us, taking into consideration a number of factors including, particularly, the value of the conversion right of the first series preferred stock based upon a conversion price of ¥   per share, which will apply for the 12-month period commencing July 31, 2004.

	As of March 31,		As of March 31, 2004 as adjusted
	2003	2004	
	(billions of yen, except percentages)		
Basic items (Tier I):			
Capital stock	¥ 184.8	¥ 188.2	¥ 214.7
Total Tier I (A)	423.1	489.1	492.4
Supplementary items (Tier II):			
45% of land revaluation surplus, net of tax	25.0	24.8	24.8
General allowance for possible loan losses	34.0	27.1	27.1
Perpetual subordinated debt and bonds	80.0	—	—
Non-perpetual subordinated debt and bonds	124.9	164.9	114.9
Total Tier II (B)	264.1	217.0	167.0
Deductions (C)	0.8	1.2	1.2
Total capital (D) [(A) + (B) – (C)]	¥ 686.3	¥ 704.9	¥ 658.2
Risk assets:			
On-balance sheet items	¥ 6,444.1	¥ 6,400.2	¥ 6,400.2
Off-balance sheet items	206.2	209.7	209.7
Total (E)	¥ 6,650.3	¥ 6,610.0	¥ 6,610.0
Consolidated total capital adequacy ratio (D) / (E)	10.32%	10.66%	9.95%
Consolidated Tier I capital ratio (A) / (E)	6.36	7.40	7.45

Composition of Tier I Capital

Common Stock and Retained Earnings. Our Tier I capital increased by ¥66.0 billion, or 15.6%, to ¥489.1 billion as of March 31, 2004 from ¥423.1 billion as of March 31, 2003. The increase was primarily due to an increase of ¥40.5 billion in retained earnings.

Preferred Stock. In March 1999, we issued 140,000,000 shares of first series preferred stock and 60,000,000 shares of second series preferred stock to the RCC, which was then named the Resolution and Collection Bank, for ¥100 billion. We repurchased and retired all of the shares of second series preferred stock on July 2, 2004. The RCC will convert 110,000,000 shares of first series preferred stock into the 138,225,000 shares of common stock being offered in the global offering and 684 shares that we expect to repurchase after the conversion. We also expect to repurchase the remaining 30,000,000 shares of first series preferred stock after the closing of the global offering. See "Capitalization."

Composition of Tier II Capital

The principal component of our Tier II capital is non-perpetual subordinated debt and bonds. We redeemed ¥80.0 billion of perpetual subordinated debt in the fiscal year ended March 31, 2004.

In addition to issuing preferred stock to the RCC, we received a ¥20 billion subordinated loan from the RCC in March 1998 and an additional ¥100 billion in March 1999. We repaid ¥70 billion of these loans in the fiscal year ended March 31, 2004 and the remaining ¥50 billion in May 2004. As a result, none of our Tier II capital now consists of public funds. In the future, we intend to continue to prepay, redeem or purchase and cancel our subordinated debt and bonds from time to time depending on our need for subordinated debt and other factors.

The table below sets forth the amount of our subordinated debt and bonds as of March 31, 2003 and 2004:

	As of March 31, 2003			As of March 31, 2004		
	Perpetual	Non-perpetual	Total	Perpetual	Non-perpetual	Total
		(billions of yen)			(billions of yen)	
Subordinated debt	¥ 80.0	¥ 79.0	¥ 159.0	—	¥ 79.0	¥ 79.0
Subordinated bonds	—	45.9	45.9	—	85.9	85.9
Total	¥ 80.0	¥ 124.9	¥ 204.9	—	¥ 164.9	¥ 164.9

See note 14 to our consolidated financial statements included elsewhere in this offering memorandum for further information on our subordinated bonds and notes.

Another element of our Tier II capital is our general allowance for possible loan losses, which decreased by ¥6.9 billion, or 20.1%, to ¥27.1 billion as of March 31, 2004 from ¥34.0 billion as of March 31, 2003.

Beginning in the fiscal year ended March 31, 1998, the Japanese government permitted banks to revalue land at fair market value and include 45% of unrealized appreciation on the land in Tier II capital. We adopted this change and revalued our land as of March 31, 1998. As of March 31, 2004, we had ¥32.2 billion of land revaluation surplus, of which ¥24.8 billion was included in Tier II capital.

Unlike Japanese banks that are subject to an 8% minimum capital adequacy ratio, banks subject to the 4% minimum capital adequacy ratio like us do not include any portion of unrealized gains on securities in Tier II capital.

Tier II capital is subject to the limitation that it cannot exceed the amount of Tier I capital.

Off-Balance Sheet Arrangements

Securitization

In August 2003, we securitized 4,022 of our housing loans in an aggregate principal amount of ¥79.3 billion, consisting of a senior interest of ¥67.0 billion and a residual subordinated interest of ¥12.3 billion. We retained the residual subordinated interest and we recorded ¥5.7 billion in income from the sale of the senior interest in the fiscal year ended March 31, 2004. The subordinated interest would be the first to suffer any losses as a result of any decline in the value of the underlying loans.

We routinely provide acceptances and guarantees, including letters of credit and guarantees on customers' borrowings from other creditors. These acceptances and guarantees require us to satisfy our customers' obligations in the event they fail to do so, although we would have a claim for reimbursement from them. Since many of these commitments expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Under Japanese GAAP, these commitments are deemed to be both contingent assets and liabilities and are recorded as both assets and liabilities in the amount of the principal amount of the acceptances and guarantees. We record the fees we earn from providing acceptances and guarantees on an accrual basis. As of March 31, 2004, we had ¥307.0 billion of outstanding acceptances and guarantees.

The table below sets forth the amount of our commitment lines, guarantees and other commitments as of the dates indicated:

	As of March 31,		
	2002	2003	2004
	(billions of yen)		
Commitment lines	¥ 1,973.6	¥ 1,858.5	¥ 2,067.2
Guarantee transactions	423.6	267.5	231.8
Other	8.0	0.0	74.7
Total	¥ 2,405.2	¥ 2,126.1	¥ 2,373.8

Overview

We are the largest regional bank in Japan in terms of total assets, loans outstanding and deposits. Our headquarters are located in Yokohama City, which is Japan's third most populous city and the capital of Kanagawa Prefecture. Our strategy is focused on providing individuals and small and medium-sized businesses in Kanagawa Prefecture and the southwestern Tokyo metropolitan area with a full range of banking services and products designed to suit their needs.

As of March 31, 2004, we provided services to our customers through 215 branches and outlets and 345 proprietary ATM locations, most located in Kanagawa Prefecture, as well as the Internet and other direct banking channels and a number of non-proprietary nationwide ATM networks.

Kanagawa Prefecture and Our Market Position


Kanto Region
Tokyo
Kanagawa
Prefecture

Kanagawa Prefecture

Kanagawa Prefecture is located in the center of Japan and shares its eastern boundary with Tokyo. It is the fifth smallest of Japan's 47 prefectures, being only 2,415 square kilometers in area. However, it has the third largest population in Japan, with approximately 8.7 million people as of June 1, 2004.

Kanagawa Prefecture's population growth rate of 2.32% from 2000 to 2003 was the second highest among Japan's prefectures and also exceeded the average of the Kanto region, which includes Tokyo and the six surrounding prefectures, including Kanagawa Prefecture. For the five-year period ended March 31, 2001, the latest period for which such data is available, the rate of establishment of new businesses in Kanagawa

Prefecture was 3.67%, which was the third highest among Japan's prefectures and also exceeded the average for the Kanto region. Kanagawa Prefecture had over 300,000 businesses at that time, ranking fourth among Japan's prefectures.

Kanagawa Prefecture has an extensive highway and railway system complemented by three international ports, including the Port of Yokohama, which is Japan's second largest export-import base. The eastern coastal area of Kanagawa Prefecture is the center of the Keihin industrial belt, which is the largest industrial zone in Japan and focuses on heavy chemical industries. Kanagawa Prefecture also has over 1,100 research and development institutes as well as Japanese and foreign high-tech industries.

Kanagawa Prefecture's gross prefectural product was ¥30.7 trillion for the fiscal year ended March 31, 2002, accounting for approximately 6.1% of Japan's GDP for that year. The services industry is Kanagawa Prefecture's main industry, contributing approximately 22.8% of its gross prefectural product.

The Banking Market in Kanagawa Prefecture

We face competition primarily from Japan's large banking groups, other regional banks, credit associations and credit unions, and Japan Post. See "—Competition." We believe we have the leading market share of loans and deposits for financial institutions in Kanagawa Prefecture, excluding Japan Post and other non-bank financial institutions such as consumer finance companies, with 28.5% of loans and 22.8% of deposits as of March 31, 2004, compared to 13.7% and 14.3%, respectively, for our nearest competitor. Our market share of deposits has remained relatively stable at or around 23% for the past several years, while our market share of loans has increased from 23.6% in the fiscal year ended March 31, 1998.

Our Revitalization

As the result of the efforts described below, we returned from two years of net losses to profitability in the fiscal year ended March 31, 2000, and have recorded net income in each fiscal year thereafter. With this global offering and our contemplated repurchase of the remaining shares of first series preferred stock held by the RCC and the recent repurchase and retirement of the shares of second series preferred stock also held by the RCC, we expect to achieve another important step in our revitalization by returning the last of the public funds that we received in 1998 and 1999.

Like many other financial institutions in Japan, we encountered severe difficulties in the late 1990s as the result of prolonged weakness of the Japanese economy and the declining asset quality of our loan portfolio. In addressing our problem claims, we incurred significant credit costs and recorded net losses in the fiscal years ended March 31, 1998 and 1999. In response to these pressures, we embarked in April 1997 on a medium-term plan, called Innovation 21, to reorganize our operations, strengthen our management and capital and return to profitability. Like other major banks, in order to support our disposal of problem claims and reinforce our capital base, we received infusions of public funds in 1998 and 1999.

Our receipt of public funds occurred in two phases as follows:

- in March 1998, we received a ¥20 billion subordinated loan from the RCC under the Financial System Stabilization Law; and

- in March 1999, we received an injection of ¥200 billion from the RCC under the then newly enacted Law Concerning Emergency Measures for Early Stabilization of Financial Functions, consisting of ¥100 billion from the issuance of the first and second series preferred stock and ¥100 billion in the form of a subordinated loan.

A condition to our receipt of public funds in 1999 was that we submit a corporate revitalization plan to the government in relation to our management, finances and other activities. Under our corporate revitalization plan, which we have revised periodically and made publicly available, we have set objectives for earnings, loans, cost reduction and other measures with the goal of steadily addressing our problem claims, restructuring our operations, improving profitability and strengthening our capital base.

Through the implementation of our Innovation 21 and Value-Up management plans and our corporate revitalization strategies, we made significant progress since 1997 in strengthening our financial condition and asset quality and achieving the following key objectives:

We withdrew from international operations and disposed of or withdrew from unprofitable non-core operations in order to focus on being a regional retail bank

We began to withdraw from our international operations in 1997 and by 1999 had closed all of our overseas branches and sold our London-based merchant bank. Domestically, we withdrew from the securities brokerage and investment management businesses, closing the subsidiaries that conducted those businesses. More recently, we sold a controlling 60% interest in our leasing subsidiary Hamagin Finance Co., Ltd. to Sumisho Lease Co., Ltd., a prominent diversified leasing company, to provide our customers with improved leasing services.

We shifted the focus of our loan portfolio in order to focus on regional retail customers and improve profitability

We reoriented our loan portfolio in three principal ways to emphasize:

- individuals and small and medium-sized business customers over larger-sized corporate customers. The percentage of our total loans made up of loans to individuals and small and medium-sized businesses grew from 73.8% as of March 31, 1998 to 83.0% as of March 31, 2004, with the share of individual customer loans increasing from 28.1% to 39.6%;

- customers located in Kanagawa Prefecture over those outside our region. The percentage of our total loans made up of loans to customers in Kanagawa Prefecture grew from 72.2% as of March 31, 1998 to 80.8% as of March 31, 2004, and our market share of total bank loans in Kanagawa Prefecture grew from 23.6% to 28.5% over the same period; and

- higher margin loans, in particular residential loans, over less profitable loans.

We streamlined operations and enhanced efficiency to lower costs

We lowered costs significantly, reducing our non-consolidated adjusted overhead ratio from 66.9% for the fiscal year ended March 31, 1998 to 41.3% for the fiscal year ended March 31, 2004, by steps such as:

- reducing our total consolidated workforce 32.9% from 6,006 as of March 31, 1998 to 4,027 as of March 31, 2004 and our non-consolidated workforce 42.2% from 5,938 to 3,431 over the same period;

- increasing our outsourcing of functions, such as outsourcing key information technology functions to NTT Data commencing in 2001;

- thoroughly reviewing the overall work flow of our operational systems to carry out tasks with a smaller number of employees and reduce the administrative staff in our head office, which decreased on a non-consolidated basis from 951 as of March 31, 1998 to 370 as of March 31, 2004; and

- reducing the members of our Board of Directors, from a peak of 25 to the current level of eight, to quicken our strategic decision-making process.

We overhauled our service channels, making them more efficient while improving the quality of our retail services

To improve both the quality and efficiency of our retail services, we restructured our branch network to centralize administrative functions in a smaller number of full-service branches, increase the number of specialized outlets such as Housing Loan Centers, and provide services and products better tailored to the needs of particular neighborhoods, ranging from business districts to residential suburbs. The total number of our branches and outlets grew modestly from 209 as of March 31, 1998 to 215 as of March 31, 2004, but the number of full service branches declined dramatically from 154 to 58 over the same periods. At the same time, we launched new direct service channels including telephone banking in 1998 and Internet banking in 1999, and rationalized our unmanned ATM locations.

We disposed of a large portion of our equity portfolio to reduce our exposure to equity market volatility

Between March 31, 1999 and March 31, 2004, the carrying amount of our marketable Japanese equities declined from ¥497.9 billion to ¥148.6 billion, significantly reducing our exposure to the risk of Japanese equity market declines. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Reduction of Equity Securities Portfolio."

We improved the quality of our capital by repaying or retiring public funds and increasing our core Tier I capital

In connection with this global offering and other recent transactions, we expect to repurchase or otherwise retire all of the remaining public funds that we received in 1998 and 1999. As the result of our accumulation of retained earnings in recent years, conversion of convertible bonds into common stock and other factors, we have increased, and after the consummation of this global offering will continue to maintain a high level of, Tier I capital consisting primarily of common stock, retained earnings and capital surplus. After giving effect to recent transactions and the conversion or repurchase of the first series preferred stock, our Tier I capital will be 7.45%, assuming that we repurchase the remaining shares of first series preferred stock at their liquidation preference.

Strengths

We believe that we have the following strengths:

We are the leading bank in Kanagawa Prefecture, one of Japan's most populous and prosperous regions. We have the leading market share of loans and deposits for financial institutions in Kanagawa Prefecture and the most extensive branch network among banking institutions in the prefecture.

We have a growing loan portfolio concentrated on regional retail customers. At a time when many banks have had difficulty increasing their loan assets, we have increased our total loans and bills discounted in each of the past two fiscal years by increasing our loans to individuals, particularly residential loans, and concentrating on our regional retail strategy.

We have achieved a sound profit structure, including increasing fees and commissions income. We have enhanced the structure of our profits by increasing our fees and commissions income, particularly fees from the sale of investment products to retail customers, and increasing our volume of higher interest-earning loans, particularly loans to individuals.

We have an effective sales organization. We have revamped our corporate sales organization to improve our services to small and medium-sized businesses in our home market, including measures to quicken the pace of loan approvals.

We have a lower cost operating structure utilizing efficient service channels. By streamlining our operations, reducing our workforce and improving operational efficiency, we have created a low cost operating structure reflected in a consistently low adjusted overhead ratio. At the same time, our branch network and other service channels are organized efficiently to provide services responsive to the needs of our customers in a cost-effective manner.

We have a reduced level of problem claims and declining credit costs. With problem claims at 4.1% of our total non-consolidated claims and a credit cost ratio of 0.47% for the fiscal year ended March 31, 2004, we believe our problem claims are at a manageable level that we will be able to continue to gradually reduce.

We have a strong capital base to support our future growth. Giving effect to this global offering and recent transactions, we believe our capital base is strong and sufficient to support continued growth in our loan assets.

Strategy

In April 2003, we adopted a new medium-term management plan, "Value-Up," that seeks to increase value for our shareholders, our customers and The Bank of Yokohama itself by building upon the accomplishments of our Innovation 21 six-year plan. Our goal is to continue to be a bank that "customers can always trust" by continuing to emphasize our regional retail banking strategy and providing services that meet our customers' needs. In implementing our new plan, we expect to pursue the following strategies:

Continue to strengthen our regional retail banking operations by improving our organization and network and continuing to focus on individual customers and small and medium-sized businesses

Taking advantage of our comprehensive network and sophisticated sales organization, we seek to continue to increase our penetration, including our market share of loans and deposits, in our home market of Kanagawa Prefecture and southwestern Tokyo. Our goal is to provide regional retail customers with products and services that respond to their needs through optimum channels and in a timely manner. To enhance our

organization and network in our home market, we will continue to implement many of the initiatives that we have in place, including:

- further improving our organizational structure, which is built around Block Business Headquarters and Area Business Departments;
- expanding the number of mini-branches for the convenience of customers;
- increasing and upgrading functionally our specialized outlets, such as Housing Loan Centers;
- continuing to review the deployment of our ATMs, both inside and outside our branches, to ensure their most efficient use; and
- effectively utilizing our real estate holdings, including branch outlets, and lowering related costs.

Continue to reduce costs by seeking further improvements in organizational efficiency and lowering credit costs

Our goal is to maintain our non-consolidated adjusted overhead ratio at a level below 45% while improving the quality of our services and the efficiency of our operations. We continue to review our business operations to find further ways to reduce costs and we have revised our compensation and retirement benefits programs to emphasize performance measures in order to provide additional incentives to our employees. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Overview—Pension Plans." We also seek to keep other costs, including credit costs, at recent low levels, such as by continuing reductions in our problem claims and further improvements to our credit and other risk management.

Continue to improve our profitability

We expect to continue to improve our profitability as our regional retail banking operations contribute to increased revenues and we maintain our cost discipline. In addition to growing net interest income from our core deposit and lending business, we are continuing to increase our fees and commissions revenue by focusing on providing our retail customers with investment trust, insurance and other products that meet their needs. In our lending business, we will seek to continue to increase our loan volume, particularly higher interest-earning loans such as residential loans as well as loans to small and medium-sized businesses.

Further strengthen our capital base

With this global offering, related transactions to retire our public funds and other recent transactions, we are increasing our Tier I capital ratio to in excess of 7.45%, assuming that we repurchase the remaining shares of first series preferred stock at their liquidation value. We intend to continue to increase our Tier I capital ratio in the future through the accumulation of our retained earnings. This will enhance our financial strength and provide a basis for continuing to improve our credit ratings.

Continue to enhance our risk management

We will continue to strengthen our risk management systems and procedures, including compliance and credit controls, in order to ensure that unanticipated events do not deter us from achieving our strategic and financial objectives. In particular, in the area of credit risk management, we are seeking to reinforce and enhance the coordination of our planning, credit analysis, monitoring and collection capabilities in order to improve our controls while at the same time accelerating the lending process. By so doing, we hope to gain a competitive advantage over other lenders while reducing lending operational costs and credit costs.

Principal Activities

General

We are engaged primarily in providing retail banking services to individuals and small and medium-sized businesses through a branch network concentrated in our home market of Kanagawa Prefecture and the southwestern Tokyo metropolitan area. We also provide banking services to other corporate customers and local government entities.

Our main activity is lending. We make loans primarily to individuals and small and medium-sized businesses, as well as to larger corporate customers and local government entities. As of March 31, 2004, on a non-consolidated basis, loans to individuals and small and medium-sized businesses were 83.0% of our total

domestic loans. Among loans to individuals, we are emphasizing residential loans, which were 89.8% of our total domestic loans to individuals as of March 31, 2004. We are also increasingly focused on lending to customers located in Kanagawa Prefecture, with loans to such customers constituting 80.8% of our total domestic loans as of March 31, 2004.

The following tables provide breakdowns of our total domestic loans on a non-consolidated basis as of the dates indicated by type of customer and location:

	As of March 31,				
	2000	2001	2002	2003	2004
	(billions of yen, except percentages)				
Total domestic loans	¥ 7,860.9	¥ 7,777.5	¥ 7,731.1	¥ 7,899.3	¥ 7,947.1
Individuals	2,327.2	2,432.3	2,615.8	2,877.5	3,153.1
Residential loans	1,958.8	2,084.3	2,279.8	2,556.1	2,833.8
Housing loans	1,138.1	1,257.4	1,434.0	1,669.0	1,888.4
Apartment loans	820.7	826.8	845.8	887.1	945.3
Other individual loans	368.3	348.0	336.0	321.3	319.2
Small and medium-sized businesses	3,641.4	3,682.9	3,596.5	3,544.1	3,448.7
Small and medium-sized businesses and individuals[1]	5,968.6	6,115.3	6,212.4	6,421.6	6,601.8
As a percentage of total domestic loans	75.9%	78.6%	80.3%	81.2%	83.0%

Note:

(1) Generally, banks in Japan disclose lending to small and medium-sized businesses based on figures for loans to "small and medium enterprises and others," which includes loans to individuals as well as loans to small and medium enterprises. Small and medium enterprises are defined as companies that have (a) capital of not more than ¥300 million (or ¥100 million in the case of companies in the wholesale business and ¥50 million in the case of companies in the retail or service industries), or (b) no more than 300 employees (or 100 employees for companies in the wholesale business, 50 employees for those in the retail business, and 100 employees for those in the service industry).

	As of March 31,					
	2000	2001	2002	2003	2004	2004
	(billions of yen, except percentages)					
Kanagawa Prefecture	¥ 5,936.9	¥ 6,000.4	¥ 6,076.3	¥ 6,258.1	¥ 6,422.1	80.8%
Small and medium-sized businesses	2,853.4	3,084.2	3,051.8	3,017.7	2,928.6	36.9
Individuals	2,129.5	2,240.6	2,420.3	2,659.8	2,894.3	36.4
Other	954.0	675.6	604.2	580.6	599.2	7.5
Outside Kanagawa Prefecture	1,924.1	1,777.1	1,654.8	1,641.2	1,524.9	19.2

We also handle money remittances and foreign exchange transactions for municipalities, public and private corporations and individuals. During the fiscal year ended March 31, 2004, we handled remittances totaling ¥128.2 trillion. We also handle the presentation and collection for our customers of promissory notes, bills of exchange and checks. During the fiscal year ended March 31, 2004, the total volume of such presentations and collections was ¥402.8 billion. During the fiscal year ended March 31, 2004, our foreign exchange trading volume was $34.5 billion, which included yen for deposit with the foreign exchange services rendered to the foreign currency accounts.

Our Branch Network and Other Service Channels

We have created an efficient branch network broadly divided between full banking service branches, which numbered 58 as of March 31, 2004, and other branches and outlets providing specialized services, or basic services such as over-the-counter administrative services and account management services. At the same time, we have diversified our service distribution channels by promoting ATM centers as well as Internet, telephone and other direct banking services. By increasing the number of customer interface points, we believe we have effectively responded to customers' demands for more convenient services. As of March 31, 2004, 89.3% of our 215 branches and outlets and 92.1% of our proprietary ATM locations were located in Kanagawa Prefecture. Customers can also access their accounts through nationwide ATM networks operated by Japan Post, other regional banks, various convenience store chains and others.

The following table shows a breakdown of our service channels as of the dates indicated:

	As of March 31,				
	2000	2001	2002	2003	2004
Full banking centers	110	95	78	58	58
Specialized outlets	94	107	131	151	157
Satellite branches	52	64	79	99	104
Other offices	24	24	28	26	26
Housing Loan Centers	18	19	24	26	27
ATM locations	326	326	320	312	345

Our full banking centers are located throughout our service area and provide a full range of services to our individual and corporate customers. In recent years, to increase the number of points of contact with regional customers while improving the efficiency of our network, we have developed lower cost branches focusing on individual customers, including satellite branches and other offices that seek to provide services on a more limited scale. These outlets include eight "mini-branches" of about 100 square meters that specialize in individual customer services, including sales of products such as investment trusts, and are staffed by four to six employees. We intend to increase the number of mini-branches.

We have also increased the number of functionally specialized outlets such as our Housing Loan Centers. Our Housing Loan Centers are staffed by employees specialized in handling residential loans and we have enhanced efficiency by integrating all residential loan procedures and services at the centers. We offer a variety of other products at these centers, such as fire insurance and credit cards. To improve customer convenience, in December 2002 we began operating all of our Housing Loan Centers on Sundays. In September 2003, we established a Housing Loan Center to promote residential loans through real estate developers. We have also established an Apartment Loan Center to strengthen our apartment loan business through real estate developers and condominium sales agents.

Our "My Bank" ATM corners are located throughout our service area. As of March 31, 2004, we had 1,434 ATMs and cash dispensers at our 345 ATM locations. In April 2003, we entered into an alliance with Odakyu Electric Railway Co., Ltd., one of the largest commuter railway services in Kanagawa Prefecture and western Tokyo, to place our ATMs in its railway stations. Because the Odakyu Electric Railway's primary line runs through Kanagawa Prefecture to central Tokyo, many individuals in our region use its railway service and are able to benefit from the convenience of using our station-located ATMs. As of March 31, 2004, we had 55 ATMs located in 50 Odakyu Railway stations, which we intend to increase to 81 ATMs at 70 stations by March 2005. We are also placing ATMs at all 15 stations on the Sagami line, which also runs through Kanagawa Prefecture. We also offer convenient ATM access for our customers through networks of third-party ATM operators, including convenience stores.

Our direct banking channels for both individual and business customers include the Internet, e-mail, telephone and facsimile. We are seeking to expand these channels in order to improve customer convenience and our operating efficiency. In April 2003, we launched our Hamagin (Bank of Yokohama) Business Support Direct Internet banking service. Business customers use this service to obtain account information, make remittances and engage in other transactions.

To raise the quality of services in the area of investment trust products, foreign currency accounts and other financial instruments that offer diversified investment opportunities, we have increased the number of financial advisors specialized in these areas.

We also maintain representative offices overseas in Hong Kong, Shanghai, New York and London.

Services for Individual Customers

Residential Loans

We offer individual customers a variety of loan products with a focus on residential loans, including both housing loans and apartment loans. Almost all of our individual loan customers are located in Kanagawa Prefecture. We recently opened three Housing Loan Centers in the Tokyo metropolitan area. In recent years, we have achieved steady growth in the volume of our residential loans through the strengthening of our sales activities, particularly through our Housing Loan Centers. We offer loans for both single-family residences and apartments, which constituted 66.6% and 33.4%, respectively, of our total residential loans as of March 31, 2004.

We began offering non-life insurance products, such as fire insurance policies of third-party insurers, at our branches and Housing Loan Centers in April 2001. We sell these products mainly together with our residential loans.

Consumer Loans

We also offer individual customers a variety of other loan products, such as home improvement, education and car loans, as well as credit card loans. In April 2002, we began to offer a new type of consumer card loan, QYQY or "quickie," with a loan limit of ¥100,000 to ¥500,000 and same-day application and approval. As of March 31, 2004, the aggregate outstanding balance of these loans was ¥1.9 billion. We have established Mini-Loan Centers, staffed by specialized employees, to strengthen our consumer loan business.

Asset Management Products

We sell individual customers investment trusts and annuity insurance products as well as non-life insurance products. As of March 31, 2004, we offered 24 investment trusts, all of which are sponsored by third parties. As of March 31, 2004, the balance of funds in these investment trusts was approximately ¥298.8 billion, an increase of 34.4% from March 31, 2003. We introduced annuity insurance products provided by life insurance companies in the fiscal year ended March 31, 2003, and the balance of annuity insurance products sold was ¥47.1 billion as of March 31, 2004.

Services for Business Customers

Loans to Small and Medium-Sized Businesses

In recent years, we have succeeded in increasing the number of our new corporate borrowers, particularly small and medium-sized businesses. To enhance our business customer sales activities, in 2003 we divided our operating region into nine blocks and established Business Block Headquarters for each block. We have delegated substantial authority, including loan approval authority, to the Business Block Headquarters and taken other steps to improve the efficiency and effectiveness of our local sales activities, including establishment of a corporate sales department in each block. Since September 2003 we have also established eight Business Loan Centers, each staffed by three to eight employees.

Small Business Loans

We provide a variety of loan products tailored to the needs of small and medium-sized businesses. In addition to general loans for operating and capital expenses, we also offer the following loan products for small and medium-sized businesses:

- *Super Business Loans*. These are loans for up to ¥50 million with terms of up to five years. No collateral or guarantee is required and approval is determined within five business days.

- *Yokohama Quick Business Loans*. These are loans for a maximum of ¥50 million with terms of up to five years. No collateral or guarantee is required and approval is determined within four business days. These loans are guaranteed by the Yokohama City Credit Guarantee Association, a quasi-government related agency.

- *TKC loans*. Tochigi Prefecture Keisan Center Corporation, or TKC, is a nationwide network of approximately 9,000 tax accounting and accounting firm members that offer accounting and tax advice to clients, many of whom are small and medium-sized businesses. TKC members recommend our business loans to their clients. These are loans for up to ¥50 million with terms of up to five years. No collateral or guarantee is required and approval is determined within five business days.

- *New Business Loans*. We support new business ventures with loans from our ¥20 billion Yume Kikin (Dream Fund). We have extended loans from this fund in an aggregate of over ¥2.6 billion to 212 companies as of March 31, 2004.

We also make equity investments in promising local venture businesses through our ¥2 billion Yume (Dream) Fund. As of March 31, 2004, we have invested in 43 companies, three of which have become public.

Loans to Larger Corporate Customers

We offer a variety of loan products to larger corporate customers, including syndicated loans. We focus on corporations based in Kanagawa Prefecture, particularly medium-sized companies.

Syndicated Loans and Privately-placed Notes

In addition to customary corporate loan products, we are focusing particularly on arranging syndicated loans to and acquiring private placement notes from our larger corporate customers. In the fiscal year ended March 31, 2004, we arranged 24 syndicated loans for a total of ¥73.9 billion in financing, up from only three transactions for ¥14.0 billion in the prior fiscal year. When we arrange a syndicated loan, we generally earn arrangement fees and provide a portion of the loan facility. We have also been active in arranging private placements for companies whereby the borrower issues a private placement note (*shibosai*) which is transferable. In the fiscal year ended March 31, 2004, we arranged 479 private placements for a total of ¥99.0 billion in financing, up from 135 transactions for ¥25.4 billion in the prior fiscal year and 40 transactions for ¥5.6 billion in the fiscal year ended March 31, 2002. Although the notes are transferable, we generally choose to hold them and these are included in our balance sheet under securities.

Services for Local Government Customers

We are the sole designated financial institution for Kanagawa Prefecture, Yokohama City and Kawasaki City, and many other local governments and government-related agencies and entities in the region are our customers. As a designated financial institution, we handle tax payments, pension payments and other financial business. We also underwrite local government bonds, often acting as lead arranger.

We also collaborate with local government entities on large development projects in Kanagawa Prefecture by providing capital, specialized personnel and project management expertise. In July 2003, we conducted our first project finance transaction.

Deposits

We offer a variety of banking accounts to our customers, including current deposits, ordinary deposits, savings deposits, deposits at notice, time deposits and foreign currency denominated deposits. We rely primarily on individual customers for deposits, almost all of whom are located in Kanagawa Prefecture.

The following table shows our total deposits on a non-consolidated basis as of the dates indicated and the amounts and percentages of deposits by individual customers:

	As of March 31,				
	2000	2001	2002	2003	2004
	(billions of yen, except percentages)				
Total deposits	¥ 8,648.4	¥ 8,887.6	¥ 9,113.8	¥ 9,374.3	¥ 9,154.3
Individual deposits	6,182.0	6,389.5	6,567.7	6,721.3	6,785.1
As a percentage of total deposits	71.5%	71.9%	72.1%	71.7%	74.1%

As of March 31, 2004 we had approximately 9.33 million deposit accounts, including approximately 470,000 accounts that receive direct deposit pension payments and approximately 990,000 accounts that receive direct deposit salary payments.

Information Technology

To reduce costs and provide our customers with improved service, we entered into an agreement in 2000 with NTT Data to outsource the development, maintenance and operation of our mainframe computer system and related software. Pursuant to this agreement, NTT Data Force, a wholly-owned subsidiary of NTT Data, acquired our mainframe computer system. Approximately 200 of our former information technology employees have transferred to NTT Data Force to operate the computer system. The term of the agreement is for eight years.

We have a standby computer system available at all times in the event of any problems or disruptions with the mainframe computer system. We backup operating data on a daily basis. In addition, we and a number of other regional banks use a backup computer system owned and operated by Fujitsu that is located in Gunma Prefecture.

Competition

Competition in the Japanese financial services industry is increasing. A weak economy in Japan has reduced capital investment and the demand for bank financing. In addition, deregulation has reduced the barriers between the Japanese banking and securities industries. Banks may own domestic subsidiaries to engage in the securities business and the trust banking business, while securities companies may engage in limited banking and trust business through subsidiaries. Deregulation also has blurred the distinctions among the permissible activities of Japan's three principal types of private banking institutions: ordinary banks (including both city banks and regional banks), trust banks and long-term credit banks. See "The Japanese Banking Industry." We believe that the principal factors of competition affecting us are the size, convenience and efficiency of network, the pricing of services and products, financial strength and reputation.

Our major competitors include:

- *Japan's largest banking groups*: Mitsubishi Tokyo Financial Group, Mizuho Financial Group, Resona Group, Sumitomo Mitsui Financial Group and UFJ Group each has significant retail banking operations centered in the greater Tokyo metropolitan area.
- *Government-controlled and government-affiliated entities*: Japan Post, operator of Japan's postal savings system, is the country's single largest deposit-taking institution and the Government Housing Loan Corporation of Japan is a major participant in housing loans to individuals.
- *Other regional banks*: regional banks, particularly banks headquartered in prefectures adjacent to Kanagawa Prefecture, also have operations in our region and focus on providing retail banking services.
- *Local credit associations and credit unions:* Kanagawa Prefecture is home to a large number of credit associations and credit unions whose business is concentrated on making loans and providing other banking services to small and medium-sized businesses and individuals.

Risk Policy and Management

General

Financial deregulation, internationalization and technological change have exposed financial institutions to increasingly various and complex risks, such as credit, market, liquidity and operational risks. In response, we have strengthened our risk management system.

In addition to the individual management of credit, market and liquidity risk, we have developed systems and an infrastructure to calculate risk and return through centralized tracking of quantifiable risk and to allocate capital and management resources appropriately. With respect to each type of risk, we have established a monitoring system comprised of our Risk Administration Sector and our Risk Operation Sector.

We take a comprehensive view of risk management and apply our risk management practices on a consolidated basis. In June 2004, we established the Comprehensive Risk Management Department to implement the independent operation of our Risk Management Sector and Compliance Management Sector. This new organization will provide our entire risk management structure increased flexibility.

The following chart shows our risk management structure:


Compliance Management Sector
External Auditors
Board of Directors
Corporate Auditors
Comprehensive Risk Management Department (Compliance Supervisory Office)
Crisis Management Committee
Management Committee
Credit Portfolio Committee
ALM Committee
Operational Risk Committee
Management Audit Committee
Audit Report Committee
Comprehensive Risk Management Department
Risk Management Sector
Credit Risk Management
Market/Liquidity Risk Management
Operational Risk Management
Reputational Risk Management
Internal Audit Department
Auditing Sector
Risk Administration Sector
• Credit Dept.
• Comprehensive Risk Management Dept. (Middle Office)
• Operations Planning and Administration Dept.
• System Planning Office
• Corporate Administration Dept. (Legal Office)
• Corporate Planning Dept. (Public and Investor Relations Office)
Risk Operation Sector
• Credit Dept.
• Treasury and Capital Markets Dept.
• Branches/Affiliates
• Corporate Planning Dept. (ALM)
• Treasury and Capital Markets Dept.
• Branches/Affiliates
• Each Department
• Outside Consultants

Risk Management Structure

Our risk management structure is built around our Basic Risk Management Guidelines. Our basic policies with respect to risk management are to:

- assess each type of risk to which we are exposed and take appropriate countermeasures, thereby ensuring stability and growth for our assets;
- state clear strategic objectives with respect to our risk management policies on a company-wide basis and review these objectives annually or as warranted by changes in circumstances;
- identify and mitigate each risk across all of our various operations, managing risk comprehensively to the extent possible; and
- apply our risk management structure on an integrated consolidated basis.

In measuring quantifiable risks, such as credit, market and liquidity risk, we use value-at-risk (VaR), basis point value (bpv) and simulation analyses, controlling expected return in line with our capital. For non-quantifiable risks, such as operational, system and reputational risk, we have implemented systems to prevent and mitigate such risks promptly and effectively. We have established concrete guidelines for each type of risk to ensure the efficiency of our entire risk management system. We also conduct an internal audit at least once a year to review our entire risk management structure.

Our newly established Comprehensive Risk Management Department incorporates and more fully utilizes the Management Committee. Both the Corporate Administration Department and the Internal Audit Department report to the Management Committee, which includes five subcommittees devoted to risk management:

- the Credit Portfolio Committee, focusing on credit risk;
- the ALM Committee, focusing on market and liquidity risk;
- the Operational Risk Committee, focusing on operational and reputational risk;
- the Management Audit Committee, focusing on comprehensive risk identification; and

- the Audit Report Committee.

Integrated Risk Management

In February 2003, we instituted our Integrated Risk Management Guidelines. These guidelines dictate the control of various risks to which we are exposed on an integrated basis in terms of quantifiably monitoring and calculating each risk as it relates to the health of our operations and capital. In order to increase profits and efficiency, the guidelines also provide for operations management based on earnings made through risk allocations, and we are striving to increase such earnings through more efficient operations management.

Credit Risk

Credit risk is the risk of loss due to a decline in the value of assets as a result of deterioration in a counterparty's financial position. We seek to control our credit risk in respect of both individual customers and our total loan portfolio.

Our credit policy, which contributes to a systematic, objective and consistent method of screening potential borrowers, contains strict standards relating to the potential for profits, growth and liquidity, and also takes into consideration public policy concerns. We also rely on our Investment and Lending Committee for the careful review of applications for large borrowings. The basis for our credit risk analyses is increasingly related to statistical methods of computing risk. We employ a comprehensive thirteen-tiered structure, which emphasizes the use of various indicators, such as cash flow, to rate borrowers. The rating, combined with statistical data, provides the basis for extending credit and fixing interest rates.

Our Credit Portfolio Committee, comprised of Directors and Executive Officers, meets quarterly and analyzes our entire portfolio according to criteria such as geography, counterparty size, rating and industry and manages our credit policies according to those analyses. By the end of 2004, we expect to have established a new credit risk system that we are currently developing. This new system will provide more effective statistical analyses and databases in assessing credit risk with newer technology and using new BIS methodologies.

Market Risk

We are exposed to risks caused by market volatility, principally in interest rates and currency exchange rates. We seek to minimize these risks while maximizing profits by focusing on ALM.

Our front office (the Treasury and Capital Markets Department), middle office (the Comprehensive Risk Management Department) and back office (the Operations Planning and Administration Department) operate independently from each other. In addition, each of our business divisions reports to the Comprehensive Risk Management Department on a daily basis to monitor potential losses.

We categorize and calculate market risk relating to foreign exchange transactions using BIS methodologies, financing and bond transactions using the bpv method, and equity transactions using the VaR method. Secondary methods of calculation, such as grid point sensitivity, are also used to analyze market risk.

We use the VaR method to measure market risk. VaR measures the maximum loss that could be incurred due to movements within a specified holding period, the length of which depends on the type of asset, and degree of probability, or confidence interval. We calculate VaR according to a one-tailed 99% confidence interval. To evaluate the effectiveness of market risk measurements calculated using the VaR method, we conduct back tests to compare actual profit and loss results with VaR predictions. Because the VaR method is based on statistical assumptions, we use stress tests to determine the levels of losses that could be incurred in cases of unanticipated or extreme market movement. We use past data and hypothetical scenarios to conduct stress tests.

Liquidity Risk

Liquidity risk management entails obtaining steady funding and ensuring that such funding is on market terms. We established basic guidelines for liquidity risk management in September 2000.

Our ALM Committee, which is part of our Management Committee, reviews and codifies a set of defined standards with respect to liquid assets on a quarterly basis. In addition to the ALM Committee, our market risk specialists meet weekly to discuss the outlook of interest and foreign exchange rates and examine their potential effect on our liquidity.

Operational Risk

We categorize other risks, such as clerical, system and legal risks, as operational risk and maintain an Operational Risk Committee to review practices and policies biannually.

Clerical Risk. We manage clerical risks by preparing various policy and procedure manuals. As crimes have become increasingly sophisticated, we have implemented systems designed to prevent access to customers' accounts with stolen passbooks. Additionally, we instituted more stringent policies in January 2003 to identify customers more accurately in an effort to prevent fraud and money laundering.

System Risk. We manage system risk, or the risk of incurring losses associated with computer system losses, by maintaining backup systems for emergencies, such as natural disasters. We also take measures to ensure the integrity of our computer system's security.

Legal Risk. Legal risk refers to possible losses resulting from legal disputes or violations of the law. Our Legal Division, part of the Comprehensive Risk Management Division is responsible for the management of legal risks. We also periodically conduct company-wide notifications of our legal policies.

Reputational Risk

Reputational risk refers to the possibility of our image being negatively impacted by the statements or actions of our representatives or affiliates. In response to this risk, we have established a guide with respect to standards of behavior and have established a risk management team in our Investor Relations Division.

ALM Structure

In consideration of the importance of ALM, we have established our ALM Committee at the center of our ALM structure. The committee consists of Directors and Executive Officers and was established as a decision-making body to involve top management directly in ALM. The ALM Committee limits the volume of risks based on various measures, including interest rate projections and market simulations, and seeks to assist in maximizing returns.

Crisis Management

To guard against emergency situations, such as natural disasters, computer system failures, scandals and liquidity crises, we have formulated an emergency contingency plan and established a Crisis Management Committee, headed by the Chief Risk Managing Officer, to centralize information and decision-making. If a crisis occurs, the Crisis Management Committee directs the implementation of our emergency response task force according to the nature of the circumstances.

Compliance

We have recently strengthened our internal supervisory and compliance systems, partly in response to a business reform order issued to us by the FSA in June 2003. Pursuant to the recommendations of the order, we instituted a reform plan to strengthen our compliance structure. We established compliance regulations to set forth our basic compliance policy and we produce a specific compliance program each year to reinforce compliance structures. We conduct compliance activities in accordance with the compliance program.

To strengthen employee compliance, we have created and periodically revise a compliance manual, which is approved by the Board of Directors and is distributed to each employee. The compliance manual describes specific compliance issues and examples, as well as ethical considerations, and sets forth laws and regulations to which we are subject and procedures to be followed.

Compliance Structure

The Compliance Supervisory Office and the Corporate Administration Department are responsible for compliance matters. The Board of Directors appoints the general manager of the Compliance Supervisory Office to supervise compliance issues. We assign compliance assistants to each department and compliance managers to each branch to monitor operations. These assistants and managers report to the compliance officer in the Compliance Supervisory Office. If a regulatory or legal violation occurs, the Compliance Supervisory Office is responsible for thoroughly investigating the cause of the violation and establishing measures to prevent a recurrence.

To ensure the thoroughness of our compliance structure, we hold two legal compliance conferences each month: one for the compliance officer and the compliance assistants from each department and the other

for the Compliance Supervisory Office and the Internal Audit Department. In addition, the compliance managers from each branch hold a legal compliance conference semiannually.

The Internal Audit Department verifies the appropriateness and effectiveness of the internal management structure within each department. In addition, our Corporate Auditors conduct audits to assess our compliance with applicable laws and our internal regulations.

The following chart shows our compliance reporting and supervision structure:



Board of Directors
Corporate Auditors
Operational Risk Committee (Management Committee)
Management Audit Committee (Management Committee)
Audit Report Committee (Management Committee)
Compliance Conference
Comprehensive Risk Management Department
Compliance Supervisory Office
Compliance Officer
Each Department
Compliance Assistants
Internal Audit Department
Inspection
Head Office
Compliance Report System
Employees
Compliance Support Window
Branch Compliance Manager's Conference
Customers
Report
Branch Compliance Managers
Employees
Branches
Inspection

Properties

We own our headquarters building in Yokohama and we own or lease the space for our branches and other facilities.

Employees

As of March 31, 2004, we had 4,027 employees on a consolidated basis. In addition, we had an average of 4,052 temporary staff on a consolidated basis during the fiscal year ended March 31, 2004. We consider our labor relations to be good.

Legal Proceedings

We are not involved in any litigation or other legal proceedings that would individually or in the aggregate be expected to have a material adverse effect on our results of operations or financial condition.

Below is additional financial information concerning our deposits, loans, investments and derivatives. Some of the information below is presented on a non-consolidated basis as we normally report such information.

Deposits

The following table sets forth the mix of our corporate, individual and public deposits on a non-consolidated basis as of March 31, 2002, 2003 and 2004:

	As of March 31,		
	2002	2003	2004
	(billions of yen)		
Corporations	¥ 1,850.3	¥ 2,059.7	¥ 2,017.3
Individuals	6,567.7	6,721.3	6,785.1
Public	572.9	416.0	240.4
Financial institutions	122.7	177.2	111.3
Total[(1)]	¥ 9,113.8	¥ 9,374.3	¥ 9,154.3

Note:

(1) Negotiable certificates of deposit and Japan offshore market accounts are excluded.

The following table sets forth a breakdown of our deposits (including negotiable certificates of deposits), on a consolidated basis as of the dates indicated:

	As of March 31,		
	2002	2003	2004
	(billions of yen)		
Fixed-term deposits	¥ 3,837.9	¥ 3,483.6	¥ 3,241.9
Liquid deposits[(1)]	4,988.6	5,669.2	5,698.4
Other	272.4	211.1	185.5
Total deposits	9,099.0	9,364.1	9,125.9
Negotiable certificates of deposit	93.1	69.4	48.0
Total deposits and negotiable certificates of deposit	¥ 9,192.1	¥ 9,433.5	¥ 9,174.0

Note:

(1) Liquid deposits include current deposits, ordinary deposits, savings deposits and deposits at notice.

The following table sets forth the average amount of, and the average rate on, the following deposit categories (including negotiable certificates of deposit) on a consolidated basis for each of the fiscal years ended March 31, 2002, 2003 and 2004:

	Fiscal year ended March 31,					
	2002		2003		2004	
	Average amount	Average rate	Average amount	Average rate	Average amount	Average rate
	(billions of yen, except percentages)					
Fixed-term deposits	¥ 4,333.3		¥ 3,609.9		¥ 3,375.3	
Liquid deposits[1]	3,888.8		4,805.5		5,227.2	
Other	277.3		172.1		191.9	
Total deposits	8,499.5	0.16%	8,587.5	0.04%	8,794.5	0.02%
Negotiable certificates of deposit	100.8	0.10	57.3	0.04	84.5	0.02
Total deposits and negotiable certificates of deposit	¥ 8,600.3		¥ 8,644.8		¥ 8,879.1	

Note:

(1) Liquid deposits include current deposits, ordinary deposits, savings deposits and deposits at notice.

Lending

The following table sets forth the composition of our loan portfolio (loans and bills discounted) on a non-consolidated basis by use of funds as of the dates indicated:

	As of March 31,				
	2000	2001	2002	2003	2004
	(billions of yen)				
Funds for capital investment	¥ 3,256.6	¥ 3,322.2	¥ 3,438.5	¥ 3,625.7	¥ 3,886.8
Funds for working capital	4,649.0	4,478.9	4,296.4	4,276.2	4,062.0
Total	¥ 7,905.6	¥ 7,801.1	¥ 7,735.0	¥ 7,902.0	¥ 7,948.9

The following table sets forth our loans outstanding (including bills discounted) on a non-consolidated basis classified by type of collateral as of the dates indicated:

	As of March 31,				
	2000	2001	2002	2003	2004
	(billions of yen)				
Securities	¥ 73.5	¥ 58.9	¥ 55.2	¥ 45.7	¥ 62.1
Commercial claims	265.0	242.1	213.5	197.5	191.5
Merchandise	1.9	1.9	1.4	1.2	5.0
Real estate	2,612.2	2,626.1	2,602.8	2,713.6	2,812.7
Other collateral	1.8	1.6	1.3	0.4	0.1
Total secured loans and bills discounted	2,954.5	2,930.7	2,874.4	2,958.7	3,071.4
Guaranteed loans and bills discounted	3,120.9	3,142.2	3,331.8	3,501.3	3,454.3
Unsecured loans and bills discounted	1,830.1	1,728.1	1,528.7	1,442.0	1,423.0
Total loans and bills discounted	¥ 7,905.6	¥ 7,801.1	¥ 7,735.0	¥ 7,902.0	¥ 7,948.9

As of March 31, 2004, ¥1.8 billion, or less than 1%, of our principal amount of loans and bills discounted outstanding were to entities outside of Japan.

Investment Portfolio

The following table sets forth the composition of our portfolio of available-for-sale and held-to-maturity securities on a consolidated basis, but excluding securities held for trading purposes and the equity of our affiliates, as of the dates indicated:

	As of March 31,		
	2002	2003	2004
	(billions of yen)		
Japanese national government bonds	¥ 141.4	¥ 520.9	¥ 265.1
Japanese local government bonds	205.9	293.1	274.6
Japanese corporate bonds	283.3	389.2	470.6
Japanese equity securities	242.5	189.8	218.1
Foreign bonds and other	80.4	99.0	70.1
Total	¥ 953.7	¥ 1,492.2	¥ 1,298.7

The following table sets forth the acquisition cost for, book value of, and unrealized gains and losses on, our available-for-sale securities with fair values on a consolidated basis as of March 31, 2002, 2003 and 2004:

	As of March 31, 2002				
	Acquisition cost	Book value	Net unrealized	Unrealized gains	Unrealized losses
	(billions of yen)				
Japanese national government bonds	¥ 128.6	¥ 131.4	¥ 2.8	¥ 2.8	¥ 0.0
Japanese local government bonds	203.2	205.9	2.7	2.7	0.0
Japanese corporate bonds	240.5	242.8	2.2	2.3	0.0
Japanese equity securities	261.2	226.9	(34.2)	15.4	49.7
Foreign bonds and other	45.7	46.0	0.2	0.3	0.0
Total	¥ 879.4	¥ 853.2	¥ (26.2)	¥ 23.6	¥ 49.9

	As of March 31, 2003				
	Acquisition cost	Book value	Net unrealized	Unrealized gains	Unrealized losses
	(billions of yen)				
Japanese national government bonds	¥ 519.7	¥ 520.9	¥ 1.1	¥ 1.2	¥ 0.1
Japanese local government bonds	290.7	293.1	2.3	2.5	0.1
Japanese corporate bonds	307.9	309.3	1.3	1.7	0.3
Japanese equity securities	212.7	172.5	(40.2)	8.2	48.4
Foreign bonds and other	131.5	132.5	1.0	1.1	0.1
Total	¥ 1,462.8	¥ 1,428.5	¥ (34.3)	¥ 14.9	¥ 49.2

	As of March 31, 2004				
	Acquisition cost	Book value	Net unrealized	Unrealized gains	Unrealized losses
	(billions of yen)				
Japanese national government bonds	¥ 264.3	¥ 265.1	¥ 0.8	¥ 0.9	¥ 0.1
Japanese local government bonds	273.9	274.6	0.7	1.0	0.2
Japanese corporate bonds	310.3	310.8	0.4	0.8	0.3
Japanese equity securities	148.6	197.7	49.1	62.3	13.2
Foreign bonds and other	192.6	193.2	0.6	1.0	0.4
Total	¥ 1,189.8	¥ 1,241.7	¥ 51.8	¥ 66.3	¥ 14.4

Derivatives

For information on our derivative transactions, see note 27 to our consolidated financial statements included elsewhere in this offering memorandum.

MANAGEMENT

Our Articles of Incorporation provide for more than three Directors and for more than three Corporate Auditors. Directors and Corporate Auditors are elected at general meetings of shareholders. The normal term of office of Directors is one year and the normal term of office of Corporate Auditors is four years (or if elected prior to June 26, 2003, three years), but each can serve any number of consecutive terms. Directors constitute a Board of Directors and Corporate Auditors constitute a Board of Corporate Auditors.

The Board of Directors has the ultimate responsibility for the management of our affairs. The Board of Directors may appoint from among its members a Chairman, a Deputy Chairman and a President, and one or more Deputy Presidents, Managing Directors and Senior Managing Directors. The Chairman, the President and the Deputy Presidents are also Representative Directors who have the authority individually to represent us generally in the conduct of our affairs. The Board of Directors may also elect from among its members one or more other Representative Directors.

Each Corporate Auditor has the duty of supervising the administration by the Directors of our affairs and examining the financial statements and business reports to be submitted by the Board of Directors to general meetings of shareholders. Corporate Auditors must fulfill their duties in accordance with auditing policy and rules relating to the execution of Corporate Auditors' duties prescribed by resolutions of the Board of Corporate Auditors. The Board of Corporate Auditors has a statutory duty to report to the Board of Directors on the results of such supervision and examination. Under the Commercial Code of Japan, or Commercial Code, and related legislation, Corporate Auditors are not required to be certified public accountants, but they may not be our employees or Directors or those of our subsidiaries, and at least one of them (and following the ordinary general meeting of shareholders to be held in respect of the fiscal year ending March 31, 2006, not less than half) must be a person who has not been one of our Directors or employees or those of our subsidiaries for a period of five years preceding the date on which such person assumes the office of Corporate Auditor. Following the ordinary general meeting of shareholders to be held in respect of the fiscal year ending March 31, 2006, at least one Corporate Auditor must be a person who has never been one of our employees or Directors or those of our subsidiaries. Corporate Auditors are required to attend meetings of the Board of Directors and are entitled to express their opinion thereat, but they are not entitled to vote.

Under Japanese law, we must appoint independent certified public accountants in addition to our Corporate Auditors. Such independent certified public accountants have a statutory duty to examine the financial statements proposed to be submitted by the Board of Directors to general meetings of shareholders and to report thereon to the Board of Corporate Auditors, the Directors and shareholders.

In 1999, we introduced the Executive Officer system to separate the functions of overall management decision making and corporate governance from the functions of the management of operations. Executive Officers are not necessarily Directors under the Commercial Code. Executive Officers are appointed and removed by resolutions of the Board of Directors and have the authority to perform duties prescribed under our regulations.

As a result of the introduction of the Executive Officer system, members of the Board of Directors and the Executive Officers perform different roles, and their authority and responsibilities have been clarified. We introduced the Executive Officer system to strengthen the functions of the Board of Directors by allowing it to concentrate on strategic decision making and on supervisory functions, while permitting the Executive Officers to focus on particular areas of business, thereby enhancing the efficiency and speed of the management of operations.

Our Directors and Corporate Auditors are as follows:

Name	Title	Director or Corporate Auditor since
Sadaaki Hirasawa	Representative Director, Chairman, President and Chief Executive Officer	June 1994
Yasunaka Fujikawa	Director and Deputy Chairman	June 1996
Chiyuki Okubo	Representative Director and Chief Information Officer	June 2002
Yoshio Ota	Representative Director and Chief Risk Managing Officer	June 2003
Toshiyuki Nakamura	Representative Director and Chief Operating Officer	June 2004
Kazutaka Tsumura	Director	June 2004
Shinobu Suzuki	Director	June 2004
Masuo Yokota	Director	June 2001
Hiroshi Hayakawa	Full-time Corporate Auditor	June 2002
Jun Okura	Full-time Corporate Auditor	June 2003
Shinsuke Kobayashi(1)	Full-time Corporate Auditor	June 2002
Masahiro Hoshino(1)	Corporate Auditor	June 2004

Note:

(1) Outside Corporate Auditor.

Our Executive Officers are as follows:

Name	Title	Executive Officer since
Kazutaka Tsumura	Managing Executive Officer	May 2000
Shinobu Suzuki	Managing Executive Officer	April 2001
Soichi Ushijima	Managing Executive Officer	April 2002
Masaji Kurihara	Managing Executive Officer	April 2003
Yasuhiko Teramura	Executive Officer	April 2003
Tetsunobu Ikeda	Executive Officer	June 2004
Hiroshi Kono	Executive Officer	June 2004
Toshiyuki Mimura	Executive Officer	June 2004
Ryuichi Kaneko	Executive Officer	June 2004
Masaki Ito	Executive Officer	June 2004

All the Directors, Corporate Auditors and Executive Officers are engaged in our business on a full-time basis other than Mr. Masuo Yokota and Mr. Masahiro Hoshino.

We established a Management Advisory Committee in July 2004 to provide independent advice to the Board of Directors.

Executive Compensation

The aggregate compensation, including bonuses, we paid our Directors in the aggregate for the fiscal year ended March 31, 2004 was ¥138 million. The aggregate compensation, including bonuses, we paid our Corporate Auditors in the aggregate for the fiscal year ended March 31, 2004 was ¥52 million. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders.

Stock Option Plans

We have adopted the following stock option plans for our Directors and employees:

Date of adoption	Number of shares subject to options	Number of shares subject to options not exercised as of June 30, 2004	Exercise period	Exercise price
June 1999	310,000	260,000	June 2001 to June 2009	¥ 369
June 2000	1,504,000	1,429,000	June 2002 to June 2010	498
June 2001	1,489,000	1,474,000	June 2003 to June 2011	502
June 2002	1,473,000	1,473,000	June 2004 to June 2012	520
June 2003	1,407,000	1,407,000	June 2005 to June 2013	437
June 2004(1)	2,186,000	2,186,000	June 2006 to June 2014	624

Note:

(1) Information for this plan is as of July 6, 2004.

We conduct our business together with our subsidiaries and affiliates (companies over which we have significant influence with respect to their finances, operations or businesses). As of March 31, 2004, we had 13 subsidiaries, ten of which were consolidated and two affiliates, one of which was accounted for by the equity method in our consolidated financial statements. As permitted by Japanese GAAP, our consolidated financial statements do not include the accounts of three subsidiaries and one affiliate because they would not have a material impact on our consolidated financial statements. Investments in these unconsolidated subsidiaries and this affiliate are stated at cost.

The following table presents information on our consolidated subsidiaries and equity-method affiliate as of March 31, 2004:

Name	Country	Main business	Paid-in capital	Percentage of voting interests directly and indirectly owned by us
Consolidated subsidiaries				
Yokohama Operation Service Co., Ltd.	Japan	Cash dispenser control center	¥ 20 million	100.0%
Yokohama Staff Service Co., Ltd.	Japan	Temporary staff employment agency and management of real estate	¥ 30 million	100.0
Hamagin Mortgage Service Co., Ltd.	Japan	Real estate appraisal services	¥ 30 million	100.0
Hamagin General Management Co., Ltd.	Japan	Acquisition and sale by auction of mortgaged property	¥ 350 million	100.0
Hamagin Business Operations Center Co., Ltd.	Japan	Settlement services	¥ 30 million	100.0
Yokohama Guarantee Co., Ltd.	Japan	Residential loan guarantees services	¥ 50 million	13.2(1)
Yokohama Capital Co., Ltd.	Japan	Investment in, and financing to, small and medium-sized corporate customers	¥ 300 million	65.0
Hamagin Mortgage Co., Ltd.	Japan	Financing business	¥ 100 million	100.0
Hamagin Research Institute, Ltd.	Japan	Information services and surveys of regional plan, management consulting services and other information services	¥ 100 million	95.0
Yokohama Finance Cayman Limited	Cayman Islands	Financing business	$ 10,000	100.0
Equity-method affiliate				
Hamagin Finance Co., Ltd.	Japan	Leasing and factoring business services	¥ 200 million	40.0

Note:

(1) Consolidated due to control principles under Japanese GAAP. See note 2 to our consolidated financial statements included elsewhere in this offering memorandum.

PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDER

The following table sets forth the number of shares of common stock held of record by each of our ten largest shareholders on our register of shareholders as of March 31, 2004 and the amount of each such shareholding as a percentage of the number of the then issued shares. Subsequent to March 31, 2004,

- ¥53.1 billion aggregate principal amount of zero coupon unsecured convertible bonds due in September 2004 was converted into 126,497,538 shares of common stock; and
- 110,000,000 shares of the first series preferred stock will be converted into the 138,225,000 shares of common stock being sold in the global offering and the 684 shares of common stock constituting less than one minimum unit, representing 9.7% of the total issued shares of common stock.

The as adjusted column in the table below reflects the effect of those conversions on shareholder percentages as of March 31, 2004 but not any other transactions that may have occurred since that date.

Shareholder	Number of shares owned (thousands)	Actual percentage of shares issued	As adjusted percentage of shares issued
Japan Trustee Services Bank, Ltd.	84,055	7.27%	5.92%
The Master Trust Bank of Japan, Ltd.	63,858	5.52	4.49
State Street Bank and Trust Company	38,589	3.34	2.71
Meiji Yasuda Life Insurance Company	36,494	3.15	2.57
Mizuho Trust & Banking Co., Ltd.	36,494	3.15	2.57
The Dai-ichi Mutual Life Insurance Company	36,494	3.15	2.57
Nippon Life Insurance Company	27,413	2.37	1.93
Sumitomo Life Insurance Company	18,194	1.57	1.28
The Nomura Trust and Banking Co., Ltd.	15,037	1.30	1.05
Yokohama Maruuo Co., Ltd.	11,760	1.01	0.82
Total	368,389	31.89%	25.94%

Note:

According to filings submitted to the Kanto Local Finance Bureau on May 31, 2004, as of May 26, 2004 the DIC owned 5,985,000 shares of common stock, representing 0.41% of the shares of common stock then issued, and Resona Trust Bank, which is majority-owned by the DIC and the RCC, owned 16,285,000 shares of common stock, representing 1.12% of the shares of common stock then issued.

Selling Shareholder

Prior to the global offering, the RCC owned all 140,000,000 shares of our first series preferred stock. The RCC will convert 110,000,000 of those shares into the 138,225,000 shares of common stock being sold in the global offering and 684 shares of common stock that we expect to repurchase after the conversion. We expect to repurchase the remaining 30,000,000 shares of our first series preferred stock after the closing of the global offering. See "Capitalization." In addition, we repurchased from the RCC and retired all 60,000,000 previously issued and outstanding shares of our second series preferred stock on July 2, 2004.

Types of Financial Institutions

Private banking institutions in Japan are normally classified into three categories:

- ordinary banks, of which there were 122 as of December 2003, not including foreign commercial banks with banking operations in Japan;

- trust banks, of which there were 27 as of December 2003, including Japanese subsidiaries of foreign financial institutions and subsidiaries of Japanese financial institutions; and

- long-term credit banks, of which there were two as of December 2003.

Ordinary banks are classified as city banks, of which there were six as of December 2003, and regional banks, of which there were 116 as of December 2003 (including member banks of the second association of regional banks that were formerly counted among the mutual loan and savings (*sogo*) banks). In general, the operations of ordinary banks correspond to commercial banking operations in the United States. City banks and regional banks are distinguished on the basis of head office location as well as the size and scope of their operations.

The city banks generally are considered to be the largest and most influential group of banks in Japan. Generally, these banks are based in large cities, such as Tokyo, Osaka and Nagoya, and operate domestically on a nation-wide scale through networks of branch offices. City banks have strong links with large corporate clients, including the major industrial companies in Japan. In light of deregulation and other competitive factors, however, many of these banks have placed increasing emphasis on other markets, including small- to medium-sized companies, retail banking, international operations and, more recently, investment banking and related services.

With some exceptions, including us, regional banks tend to be much smaller in terms of total assets than city banks. Each regional bank is based in one of the prefectures in Japan and may extend its operations into neighboring prefectures. Their clients are mostly regional enterprises and local public utilities, although they also lend to large corporations.

Trust banks are engaged in providing long-term loans, raising their funds mainly through selling beneficiary certificates. Long-term credit banks primarily raise funds through the issuance of debentures and lend funds to Japanese companies in the form of long-term loans.

In addition to ordinary banks, trust banks and long-term credit banks, certain other private financial institutions in Japan, including credit associations and credit unions, engage in making loans to small businesses and individuals.

A number of government financial institutions have been organized in order to supplement the activities of private banking institutions. These institutions are wholly owned by the government and operate under its supervision through senior officials appointed by the government. Their funds are provided mainly from government sources. Among them are: The Development Bank of Japan, the purpose of which is to contribute to the economic development of Japan by extending long-term loans, mainly to basic industry; The Japan Bank for International Cooperation, the purpose of which is to supplement and encourage the private financing of exports and overseas investments; and the Japan Finance Corporation for Small Business, The Government Housing Loan Corporation and the Agriculture, Forestry and Fisheries Finance Corporation of Japan, the purpose of each of which is to supplement private financing in its respective fields of activity.

Foreign banks operating banking businesses in Japan are subject to a statutory framework similar to the regulations applicable to Japanese domestic banks. Their principal sources of funds come from their overseas head offices or other branches.

Continuing Challenges to Japanese Financial Institutions

Problem claims resulting from declining prices for real estate and other assets and weak corporate results have plagued the Japanese banking sector for much of the last ten years. A series of crises and government interventions to promote financial system stability have failed to resolve these issues completely. Significant events have included:

- the 1996 liquidation of housing loan companies known as *jusen* as part of a government-sponsored restructuring. In connection with the restructuring, other Japanese financial institutions waived repayment of approximately ¥5.2 trillion of outstanding loans to the *jusen* and made further contributions of ¥1.9 trillion to a fund to support the institution that assumed management of the *jusen* assets;

- the enactment of law and promulgation of regulations in 1998 under which financial institutions were required to establish self-assessment and prompt corrective action systems to improve disclosure of problem claims, as described under "Supervision and Regulation;"

- the failure and temporary nationalization of two long-term credit banks in 1998;

- in March 1999, a number of major Japanese banks applied for an injection of ¥7.5 trillion in public funds pursuant to a government program implemented to strengthen financial institutions;

- amid consolidation of Japan's largest banks into several large banking groups, most Japanese banks recorded record losses in the fiscal year ended March 31, 2002 in the wake of special inspections by the FSA of the classification of major borrowers in the in need of caution and substandard categories;

- the Law Concerning Restriction on Shareholdings by Banks, which became effective in January 2002, requires Japanese banks and their subsidiaries to limit the aggregate market value (excluding unrealized gains, if any) of their holdings in equity securities to an amount equal to 100% of their Tier I capital, with certain adjustments, from September 30, 2006 in order to reduce exposure to stock price fluctuations. Treasury stock, shares issued by subsidiaries or private companies, as well as shares acquired through debt-for-equity swaps in restructurings are excluded from this limitation;

- in October 2002, the FSA announced its Program for Financial Revival, which included measures and proposals such as:

    - requiring the use of discounted cash flow methodology in providing allowances for major substandard borrowers,

    - harmonizing the loan classifications of major borrowers,

    - studying the appropriateness of the inclusion of the full amount of deferred tax assets in calculating BIS capital ratios, and

    - requiring a number of Japan's largest banks to reduce by about half their existing ratio of problem claims to total claims by March 31, 2005. It remains uncertain whether the banking industry will be able to meet this objective;

- in March 2003, the FSA announced a program to enhance relationship banking during the two fiscal years ending March 31, 2005. The program calls for a number of measures to revitalize financing for small and medium-sized businesses and improve the problem claims situation facing these businesses and regional financial institutions. The program required each financial institution to submit a plan for reinforcing its relationship banking with small and medium-sized businesses;

- in July 2003, the FSA undertook a ¥1.96 trillion recapitalization of Resona Bank, Japan's fifth largest banking group, that made the government the majority owner. For the six months ended September 30, 2003, Resona Bank reported a net loss of ¥1.76 trillion arising partially from its limitation of the application of its deferred tax assets to those realizable within the next year; and

- in November 2003, the Japanese government announced its decision to take control of Ashikaga Bank, a large regional bank with approximately ¥5 trillion in assets. The semi-annual financial statements of Ashikaga Bank as of September 30, 2003 indicated that it was effectively insolvent, as its liabilities exceeded its assets due to, among other reasons, the recognition of no deferred tax assets. Accordingly, the DIC acquired all of Ashikaga Bank's stock on December 1, 2003, and is expected to provide Ashikaga Bank with financial assistance in accordance with the Deposit Insurance Law.

Postal Savings System

Another distinctive element of the Japanese banking system is the role of the postal savings system. Postal savings deposits are gathered through the network of post offices scattered throughout Japan. The system offers a variety of types of deposits, at interest rates that are set by Japan Post, based on principles approved by the Minister for Public Management, Home Affairs, Posts and Telecommunications, taking into consideration the interest levels of Japanese government bonds as well as the market-based interest rates of private financial institutions. The funds in the postal savings system are used to finance various government activities and investments in the public sector. In April 2003, the Japanese government transferred the Postal Services Agency's mail delivery, postal savings and life insurance services to a government-owned public corporation, Japan Post. As of June 1, 2004, the balance of deposits with the postal savings system was approximately ¥225 trillion, representing a significant portion of all household deposits in Japan.

SUPERVISION AND REGULATION

We are extensively regulated under Japanese banking laws. Pursuant to the Banking Law, the Prime Minister has authority to supervise banks in Japan and the Prime Minister has delegated certain supervisory control over banks to the Commissioner of the FSA. The Bank of Japan also has supervisory authority over banks in Japan based primarily on its contractual agreements and transactions with the banks. Only joint stock companies with limited liability licensed by the Prime Minister are defined as banks or bank holding companies under the Banking Law, and only a company with paid-up capital of ¥2 billion or more may be licensed as a bank.

General

Under the Banking Law, the Prime Minister's authority over banks includes:

- the power to approve or reject:
  - reductions in capital,
  - the establishment or closure of overseas offices, and
  - mergers, corporate splits, transfers or assumptions of all or part of the business, dissolutions and discontinuations of business;
- receipt of notifications of the establishment or closure of domestic offices;
- the power to order the removal of directors for violations of laws or regulations, or for acts contrary to public policy;
- the power to require banks to submit business reports or materials, if deemed necessary to maintain sound and appropriate operations; and
- the power to require banks to hold specified property within Japan, if deemed necessary for a public purpose, such as the protection of depositors.

Under the prompt corrective action system based on the Banking Law, the FSA, acting on behalf of the Prime Minister, may take a number of corrective actions in the event that a financial institution's capital condition has deteriorated. These actions include:

- requiring a financial institution to formulate and implement reform measures;
- issuing an order suspending all or part of its business operations; and
- reducing its assets, restricting increases in the amount of its assets, or requiring it to take other specific actions.

Additionally, under the prompt warning system introduced in December 2002 based on the Law Concerning Emergency Measures for Early Stabilization of Financial Functions and the Financial Revitalization Law, the FSA may take precautionary measures to maintain and promote the sound operations of financial institutions even before those financial institutions become subject to the prompt corrective action system. These measures require a financial institution to improve:

- profitability, if deemed necessary to do so based upon a fundamental profit index;
- stability, if deemed necessary to improve management of market and other risks based upon the effect of securities price fluctuations and other fluctuations; and
- cash flow, if deemed necessary to improve management of liquidity risks based upon deposit trends and level of liquidity reserves.

The Bank of Japan

The Bank of Japan is the central bank of Japan and serves as the primary instrument for the execution of Japan's monetary policy. The principal measures by which the Bank of Japan implements monetary policy are the adjustment of its discount rate, its operations in the open market and the imposition of deposit reserve

requirements. All banks in Japan rely upon obtaining borrowings from, and rediscounting bills with, the Bank of Japan. Moreover, most banks in Japan maintain current accounts under agreements with the Bank of Japan pursuant to which the Bank of Japan is entitled to examine and monitor the banks. The supervisory functions of the Bank of Japan are intended to enable it to execute monetary policy effectively, whereas the supervisory practices of the Prime Minister or the Commissioner of the FSA are intended to maintain the sound operations of banks and promote the security of depositors. The law establishing the Bank of Japan was amended effective April 1998 to give the Bank of Japan greater independence with respect to, among other things, the setting of interest rates, additional power to aid financial institutions with liquidity problems, and a clearer statutory basis for examining banks.

Examination of Banks

The Banking Law authorizes the Prime Minister to inspect banks at any time. The inspections are conducted by officials of the FSA and cover such matters as business management, asset quality and risk management. The FSA normally conducts inspections on a regular basis and follow-up reviews and special examinations from time to time as it sees fit. In addition, the Minister of Finance conducts examinations of banks in relation to foreign exchange transactions under the Foreign Exchange and Foreign Trade Law.

The Bank of Japan also conducts examinations of correspondent banks similar to those undertaken by the FSA pursuant to the terms of contracts it has entered into with such banks. The examinations involve such matters as examining business operations, asset quality, risk management and reliability of operations.

In addition, the Securities and Exchange Surveillance Commission examines banks in connection with their monitoring customers' broker registrations under the Securities and Exchange Law of Japan.

Each of these examinations is normally conducted once every few years.

Scope of Activities of Banks

As a result of the gradual deregulation of the Japanese financial industry that commenced in the 1990s, banks and their securities and trust banking subsidiaries may engage in a broad variety of financial services activities from which they were previously excluded. Among other activities, banks may now:

- through a securities subsidiary, engage in a range of securities dealing activities. For example, the subsidiary may act as lead manager for an offering of corporate bonds in which its bank parent is acting as the trustee. A bank and its securities subsidiary may also engage in certain activities jointly, such as visiting customers and, subject to firewall and other various limitations, marketing its products and using the same offices;

- through a trust banking subsidiary, engage in all aspects of the "monetary assets held in trust" business other than pension trusts and some jointly operated, designated money trusts, and undertake almost all aspects of the trust business except for real estate brokerage, estate administration and certain other businesses;

- sell beneficiary certificates issued by securities investment trusts as well as securities of investment companies;

- offer various types of insurance products;

- underwrite and deal in Japanese government bonds, Japanese local government bonds and Japanese government guaranteed bonds;

- engage in over-the-counter securities derivatives transactions; and

- with prior registration with the Prime Minister, act as a broker for securities companies engaging in certain securities dealing activities.

Deposit Insurance System

In 1971, the Deposit Insurance Law was enacted in order to protect depositors in cases where financial institutions fail to meet their obligations. The DIC, which was established in 1971 to implement the Deposit Insurance Law, was reformed as part of the Japanese government's plan to liquidate housing loan corporations (*jusen*) in accordance with legislation enacted in June 1996. The DIC is supervised by the

Commissioner of the FSA, acting for the Prime Minister, and the Minister of Finance. The business operations conducted by the DIC can be broadly summarized into four categories:

- operation of the deposit insurance system as a public safety net for the protection of depositors and, in particular, financial assistance, insurance pay-outs and other operations associated with the resolution of failed financial institutions;
- management, disposal, and other treatment of failed financial institutions as a financial administrator;
- guidance and support to the RCC, a subsidiary of the DIC, in its resolution and collection of problem claims assumed from former *jusen* companies and failed financial institutions, as well as the pursuit of civil and criminal liability on the part of their former executives and others; and
- capital injection to sound financial institutions and the purchase and disposal of their problem claims. The RCC has been established with the aim of executing these operations.

Since April 1, 2003, the DIC has received annual insurance premiums from insured banks, equivalent to 0.09% of ordinary, current and special deposits they hold, as well as 0.08% of other deposits, to cover the costs of reorganization of insolvent institutions. These insurance premiums may be paid out in the event of a suspension of repayments of deposits, a banking license revocation or a dissolution or bankruptcy of a bank, up to a maximum of ¥10 million per depositor. Under an amendment of the Deposit Insurance Law that became effective on April 1, 2003, the DIC covers the full amount of losses by depositors with respect to ordinary, current and special deposits until March 31, 2005. After that date, full coverage will be provided only to "payment and settlement deposits" that bear no interest, are payable on demand and are used for payment and settlement. The uncovered portion of the insured deposits as well as uninsured deposits plus interest thereon may be partially payable depending on the asset status of a failed financial institution. The following table outlines the deposit protection system:

		April 2002-March 2005	April 2005 onwards
Deposits within the scope of protection	Current deposits Ordinary deposits Special deposits	Full protection	Full protection for deposits that bear no interest and meet other conditions[1]
	Other deposits (time deposits, installment savings, money in trust under the guarantee of principal, bank debentures)	Protection up to a maximum principal amount of ¥10 million[2] plus interest[3] (All or some of the portion in excess of that amount may be paid depending on the asset status of the failed financial institution)	
Deposits outside the scope of protection (foreign currency deposits, negotiable certificates of deposit, money in trust under no guarantee of principal, bank debentures (other than of safe deposit instruments))		Not protected (Liquidation dividends payable depending on asset status of the failed financial institution)	

Notes:

(1) These are referred to as payment and settlement deposits. They must satisfy three conditions: bear no interest; be redeemable on demand; and provide normally required payment and settlement services.

(2) If the financial institution merges with or takes over all businesses or operations of another financial institution in April 2003 or thereafter, the amount protected will be ¥10 million multiplied by the number of financial institutions subject to the merger or takeover instead of ¥10 million for the first year after the merger or takeover. (For example, if two institutions merge, the amount protected will be ¥20 million.)

(3) Provisions for installment savings, allocation of proceeds from money trusts, etc. will also be protected in the same manner as interest.

Currently, the DIC is authorized, subject to the approval of the Prime Minister and the Minister of Finance, to borrow from the Bank of Japan, private financial institutions or other institutions, or to issue DIC bonds, up to ¥19 trillion for its "general account," mainly for the purpose of making required payments to beneficiaries of the DIC system, which include insured depositors and holders of insured debentures. Borrowings by and bonds of the DIC are guaranteed by the Japanese government up to this ¥19 trillion amount. The general account also includes assets and liabilities that used to be part of a separate "special

business account" that raised funds by borrowing from the Bank of Japan, private financial institutions or other institutions, as well as by issuing bonds, to provide special financial assistance to financial institutions that failed during fiscal years 1996 through 2001.

City banks, regional banks, long-term credit banks, trust banks, credit associations and cooperatives, labor banks and other financial institutions are required to participate in the deposit insurance system.

Credit Limits and Reserves

The Banking Law restricts the aggregate amount of loans to any single customer for the purposes of avoiding excessive concentration of credit risks. The aggregate amount of lending by a bank (or a bank together with its subsidiaries and affiliates), with some exceptions, may not exceed 25% of the total qualifying capital of the bank (or the bank together with its subsidiaries and affiliates) with respect to a single customer and 40% of total qualifying capital of the bank (or the bank together with its subsidiaries and affiliates) with respect to a customer group.

Sales of Financial Products

As a result of the deregulation of the financial services industry, more financial products, including highly structured and complicated ones, can now be more freely marketed to retail customers. In response to this development, the Law of Sales of Financial Products, which became effective in April 2001, introduced measures to protect consumers by requiring financial service providers to provide customers with information concerning the risks for loss of principal associated with the financial products they offer and any restrictions on the period for exercising rights or the period for rescission, unless the customers are financial service providers or have waived their right to receive such explanations. The law also holds financial service providers liable for damages caused by a failure to follow those requirements, and establishes a rebuttable presumption that the amount of damages is the amount of principal lost. Additionally, the law requires financial service providers to endeavor to solicit customers in an appropriate manner. In particular, financial service providers must formulate and publicize a solicitation policy that deals with, among other things:

- how they take into consideration the knowledge, investment experience and asset conditions of customers when soliciting;
- the methods for soliciting and the time of day during which they solicit; and
- other matters necessary to ensure appropriate soliciting.

Financial service providers that fail to formulate or publicize a solicitation policy will be subject to administrative fines.

Protection of Personal Information

In May 2003, the Japanese government promulgated the Law Concerning Protection of Personal Information. The law imposes various requirements on businesses that use databases containing personal information, such as appropriate custody of such information, prohibition of its use for a purpose other than that for which it was acquired and restriction of its provision to third parties. As a bank, we are subject to the law as we use databases that contain the personal information of our customers. The law will become effective from April 1, 2005.

Governmental Measures to Treat Troubled Institutions and Address Problem Claims

The Law Concerning Emergency Measures for Early Stabilization of Financial Functions and the Financial Revitalization Law

The Law Concerning Emergency Measures for Early Stabilization of Financial Functions requires banks to conduct self-assessments of their loans and other assets (including negotiable securities) in line with guidelines promulgated by the FSA and make appropriate provisions or allowances based on these assessments. As a result of these assessments, banks are classified by the Prime Minister into categories based on their capital adequacy ratios measured by international or domestic standards. Banks falling in the lowest category (less than 2% but not less than 0% measured by international standards or less than 1% but not less than 0% measured by Japanese domestic standards) may at the discretion of the Prime Minister be ordered to enhance their capital, substantially reduce their operations, merge or discontinue their banking business.

The law established a framework under which banks could, but were not required to, apply for capital injections of public funds prior to March 31, 2001. Such financial assistance was given to the applying bank by way of, among other things, subscription by the RCC (prior to March 31, 1999, by the Resolution and Collection Bank) of capital stock or subordinated debt issued by the bank, subject to the authorization of the Prime Minister. Conditions were specified for authorization of these applications, which depended on factors such as the capital adequacy classification of the applicant bank. More stringent conditions were placed on institutions classified in the lower categories.

These conditions included the preparation by the applicant of a revitalization plan in relation to its management, finances and other activities. Banks that received government funds under this framework are required to report to the Prime Minister regarding their progress in meeting the targets set by the revitalization plan and banks that underperform those targets may be required to report to the FSA regarding reasonable measures to remedy the underperformance. As a recipient of public funds, we have been required to submit revitalization plans since July 1999, and will be required to continue submitting such plans until we have repurchased all of our outstanding preferred stock held by the Japanese government. We submitted our most recent revitalization plan in December 2003.

If a bank materially fails to meet the operating targets set in its revitalization plan, the Commissioner of the FSA can require it to report on alternative measures to achieve the targets, and also issue a business improvement order requiring it to submit a business improvement plan that indicates concrete measures for achieving the targets.

The Financial Revitalization Law was also enacted at the same time as the Law Concerning Emergency Measures for Early Stabilization of Financial Functions for the purpose of stabilizing and restructuring financial institutions. The law provided for emergency measures such as the temporary nationalization of banks (as described below) and the establishment of plans to purchase assets from financial institutions with the intention of maintaining financial credibility and protection of depositors.

The Deposit Insurance Law

The Deposit Insurance Law was amended effective April 2001 to create a permanent system for resolving failed financial institutions. This system superceded the framework for injecting public funds into financial institutions provided under the Financial Revitalization Law, except for banks that applied for funds before March 31, 2001, as well as the framework for treating failed financial institutions set forth in the Financial Revitalization Law.

Under the Deposit Insurance Law, a Financial Reorganization Administrator will be appointed by the Prime Minister if:

- a bank is unable to fully perform its obligations with its assets or may suspend or has suspended repayment of deposits; and

- the management of the bank is wholly inappropriate or the bank's closure (without transferring its business to, or merging with, another financial institution or other measures set forth in the law) will have a material adverse impact on financial activities in certain regions and sectors.

If appointed, the Financial Reorganization Administrator will take control of the assets of the bank, dispose of the assets and search for another institution willing to take over its business. The relevant bank's business may also be transferred to a "bridge bank" established by the DIC for the purpose of the temporary maintenance and continuation of operations of these types of institutions, and the bridge bank will seek to transfer the bank's assets to another financial institution or dissolve the bank.

In order to facilitate and encourage a financial institution to succeed to a failed business, financial aid may be provided by the DIC to the successor financial institution. The financial aid may take the form of a monetary grant, loan or deposit of funds, purchase of assets, guarantee or assumption of debts, subscription of preferred stock, or loss sharing. Additional financial aid can be provided by the DIC if necessary in response to applications from the successor financial institution. If the successor financial institution asks the DIC to subscribe for preferred stock or other instruments, it must submit to the DIC a plan to ensure the financial health of the institution.

If it is anticipated that the failure of a bank may cause an extremely grave problem in maintaining the financial function's order in Japan or the area where the bank is operating, the following measures may be taken:

- the DIC may subscribe to the shares or other instruments of the relevant bank in order to enhance the capital adequacy of the bank and the bank must submit a restructuring plan to the Prime Minister;
- if the bank fails to pay any deposit when due or suffers a capital deficit, financial aid is available for the bank to cover the total amount to be paid by it; and
- if the bank fails to pay any deposit when due and suffers a capital deficit, the Prime Minister will commence Special Crisis Administrative Proceedings against the bank.

The DIC has a responsibility to make available the funds necessary to implement the measures above by establishing a "crisis response account" and may, subject to the approval of the Prime Minister and the Minister of Finance, borrow up to ¥15 trillion from the Bank of Japan, private financial institutions or other institutions or issue DIC bonds in order to do so.

The Japanese government proclaimed in its Program for Financial Revival released in October 2002 that the injection of public funds under the Deposit Insurance Law and the provision of liquidity through special loans by the Bank of Japan be implemented promptly as needed in order to resolve the banking sector's problem claims situation by the fiscal year ending March 31, 2005. Discussions by the Financial System Council concerning the necessity of a new public funds system and other relevant issues culminated in the July 2003 release of a "Report of the Second Sub-Committee Regarding the Use of Public Funds for Financial Institutions," in which the council articulated a proposed framework for the introduction of a new scheme to inject capital into banks using public funds.

Under the Deposit Insurance Law, the DIC is empowered to establish, manage and fund bridge banks. The DIC is also empowered to instruct the RCC to purchase assets from failed banks and to manage or dispose of such assets. The DIC provides loans and guarantees to the RCC to finance such acquisitions and management by the RCC and compensates the RCC for losses incurred in connection with these activities. For the above business, the DIC is authorized, subject to the approval of the Prime Minister and the Minister of Finance, to borrow up to ¥19 trillion from the Bank of Japan or other financial institutions, or to issue DIC bonds, for its "general account." These borrowings and bonds are guaranteed by the Japanese government.

Under the Financial Revitalization Law, the DIC is empowered to designate the RCC to purchase assets from failed as well as sound financial institutions that applied for purchases prior to March 31, 2001. Under an amendment of that law that became effective in June 2001, this period was extended solely with respect to sound financial institutions to March 31, 2004. The DIC established a "financial revitalization account" and may, subject to the approval of the Prime Minister, borrow up to ¥15 trillion from the Bank of Japan, private financial institutions or other institutions or issue DIC bonds to carry out these purchases. Under the amended Financial Revitalization Law, which became effective in January 2002, the RCC has been given new powers to assist in the speedy resolution of Japanese banks' problem claims situation by purchasing assets from sound financial institutions at market prices set through a public bidding process or by private negotiation with a disposing bank.

The Industrial Revival Law

Pursuant to the Industrial Revival Law, the DIC established the Industrial Revitalization Corporation, or IRC, in April 2003. The IRC's mandate is to identify substandard borrowers that are good candidates for revitalization. Once a company is selected for support, the IRC will acquire its outstanding loans from lenders and, typically with one or more private sector sponsors, support the company's restructuring in order to recover its investments within three years. The IRC is initially expected to operate for approximately five years. In the case of a deficit at the end of that period, the Japanese government is expected to support the IRC.

Capital Adequacy

In 1988, the Basle Committee on Banking Supervision Practices of the BIS, comprised of representatives of the G-10 countries and Luxembourg, issued a statement containing its agreement on a framework for measuring the capital adequacy of international banking organizations. The BIS statement,

which was endorsed by the G-10 Central Bank Governors, also established a risk asset ratio as the principal measure of capital adequacy. This ratio compares a bank's capital base, which is divided into two tiers, to its assets and off-balance sheet exposures weighted according to broad categories of relative credit risk.

The BIS statement sets minimum international risk asset ratios, but national banking regulators are permitted to set further ratios.

The capital adequacy guidelines applicable to Japanese banks with only domestic operations generally supervised by the FSA closely follow the risk-adjusted approach proposed by the BIS and are intended to strengthen further the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty and the risk regarding the category of transactions. Five categories of risk weights (0%, 10%, 20%, 50% and 100%) are applied to the different types of balance sheet assets. Off-balance exposures are taken into account by applying different categories of "credit conversion factors" to arrive at credit-equivalent amounts, which are then weighted in the same manner as balance sheet assets involving similar counterparties.

With regard to capital, these guidelines require a target minimum standard risk-adjusted capital ratio of 4.0% (at least half of which must consist of Core Capital (Tier I) on both a consolidated and non-consolidated basis for banks with only domestic operations. These guidelines place considerable emphasis on tangible common stockholders' equity as the core element of the capital base, with appropriate recognition of other components of capital.

For banks with only domestic operations, capital is classified into two tiers, referred to as Core Capital (Tier I) and Supplementary Capital (Tier II). Core Capital generally consists of stockholders' equity less any recorded goodwill and consolidation adjustment accounts. Supplementary Capital generally consists of general allowances for loan losses, subject to a limit of 0.625% of total risk-adjusted assets and off-balance sheet exposures, 45% of the gains on valuation of the unrealized appreciation in the value of land, the balance of subordinated perpetual debt, and the balance of subordinated term debt with an original maturity of over five years and preferred term shares up to 50% of Core Capital. Supplementary Capital may be included in a bank's capital base up to the amount equivalent to Core Capital.

Japanese banks with international operations are subject to capital adequacy requirements which are similar to those applicable to Japanese banks with only domestic operations, but such requirements more closely follow the standard of the BIS. For example, those banks are required to have a minimum risk-adjusted capital ratio of 8.0%, at least half of which must consist of Tier I capital, and Junior Supplementary Capital (Tier III) capital is included in the calculation of the capital adequacy ratio. The methods of calculating the ratios are similar to those used for banks with only domestic banking operations discussed above. As we have no international banking operations, we are subject to the lower capital ratio requirement discussed above.

The provisions of the Banking Law and the Ministry of Finance/FSA notice concerning the criteria for maintenance of capital ratios were amended by the Financial System Reform Act effective December 1998. The amended notice requires that the capital ratio of a bank with international operations be 8% or more on both a consolidated basis and a non-consolidated basis and that the capital ratio of a bank with no international operations be 4% or more on both a consolidated and non-consolidated basis. The amended notice made it clear that redeemable preferred shares issued by a foreign special purpose company which satisfies certain conditions designated in the notice qualify as core capital under certain restrictions.

Revisions to the risk-adjusted capital guidelines promulgated by the Basle Committee have recently been approved and new guidelines are expected to be implemented in 2006.

Prompt Corrective Action and Improvement Plan

Pursuant to legislation enacted in June 1996, the prompt corrective action system was introduced in April 1998. Under laws and regulations issued thereunder, the Prime Minister may, depending upon the extent of capital deterioration of a financial institution, take certain corrective actions such as requiring a financial institution to formulate and implement reform measures, requiring it to suspend all or part of its business operations, reducing its assets, restricting increases in the amount of its assets or requiring it to take other specific actions. The prompt corrective action system also requires financial institutions to establish an "improvement plan" program. Financial institutions, including us, are required to analyze their assets giving due consideration to accounting principles and other applicable rules and to classify their assets into various

categories taking into account the likelihood of repayment and the risk of impairment to the value of the assets. These classifications will determine whether an addition to or reduction in allowances or charge-offs is necessary.

Based on this legislation, the JICPA issued guidelines for the accounting practice for Japanese banks effective the fiscal year ended March 31, 1998. Pursuant to these guidelines, banks are required to classify substantially all of their claims by reference to the relevant borrowers into five categories (normal borrowers, in need of caution borrowers, possible bankruptcy borrowers, virtual bankruptcy borrowers and legal bankruptcy borrowers), based on their improvement plans.

Banks' allowances for loan losses are calculated based on the borrower categories above, as well as accounting standards issued by the Japanese Bankers Association that require the establishment of three categories of allowances: a general allowance, a specific allowance, and an allowance for loans to restructuring countries. See "—Critical Accounting Policies—Allowance for Possible Loan Losses" and "—Financial Condition—Asset Quality and Disposal of Problem Claims" under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Based on the accounting standards for banks issued by the Japanese Bankers Association, for statutory purposes a bank is required to establish three categories of allowances as follows:

- a general allowance is established to account for an amount at a specified rate of the aggregate amount of specified outstanding loans of the bank at each balance sheet date;
- a specific allowance is established for specific loans, the repayment of which is considered materially doubtful, in amounts equal to the expected loan losses of those loans; and
- an allowance for possible loan losses relating to restructuring countries, which is the allowance for loans to certain countries which fall within a classification of restructuring countries.

Financial institutions may establish the amount of allowances for their loan portfolio considered adequate by them at a balance sheet date, even if all or part of such allowances may not be tax-deductible under Japanese tax law.

The Financial Revitalization Law requires banks to classify their assets by the following four categories by reference to the nature of the relevant assets:

- non-categorized, or normal, claims;
- claims in need of caution;
- doubtful claims; and
- unrecoverable or valueless claims.

Based on the foregoing, we have developed internal guidelines for self-assessment of our assets taking into account various factors, including the classification of our debtors (including borrowers and guarantors). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Asset Quality and Disposal of Problem Claims."

Under the prompt corrective action system, if the capital ratio of a bank without international operations, such as us, becomes less than 4% but not less than 2%, the FSA may require the bank to submit and implement a capital reform plan. If the capital ratio of a bank without international operations becomes less than 2%, but not less than 1%, the FSA may:

- order the bank to submit and implement a plan for improving its capital;
- prohibit or restrict the payment of dividends to shareholders or bonuses to officers;
- reduce the bank's assets or restrict the increase of its assets;
- prohibit or restrict the acceptance of deposits under terms disadvantageous compared to ordinary terms;
- reduce the business of some offices;

- eliminate some offices other than the bank's head office; or
- reduce businesses, other than the banking business, or prohibit the expansion of those businesses.

If the capital ratio of a bank without international operations becomes less than 1% but not less than 0%, the Commissioner of the FSA may order the bank to increase its capital ratio, to reduce substantially its business, to merge or to abolish its banking business. If the capital ratio of a bank without international operations becomes less than 0%, the Commissioner of the FSA may order the bank to suspend all or part of its business.

In January 1999, the Financial Reconstruction Commission announced its "Guidelines Concerning Write-offs and Reserves" with respect to problem claims required for large banks which applied for capital injections of public funds pursuant to the Law Concerning Emergency Measures for Early Stabilization of Financial Functions. Thereafter, the FSA issued a set of operating guidelines, the Financial Inspection Manual, on inspection of financial institutions including credit-risk management and the standards concerning write-offs and allowances. Although the Financial Inspection Manual itself does not have the force of law, the FSA inspection of banks is based upon the manual. As a result of the inspection, the FSA may exercise its authority over the banks.

Under amended administrative guidelines issued by the FSA effective in December 2002, a bank subject to a prompt corrective action order is required to improve its capital adequacy ratio within one year.

FSA Approval Requirement Applicable to Principal Shareholders of Banks

Under an amendment to the Banking Law that took effect in April 2002, a shareholder is required to obtain FSA approval before acquiring an ownership interest in a bank exceeding 20% of the bank's outstanding voting rights (or 15%, if the shareholder's interest is accompanied by certain rights indicative of control or influence over the bank's affairs). In evaluating whether to grant the approval, the FSA examines the proposal and qualifications of the principal shareholder in order to determine whether:

- giving consideration to the source of funds, purpose of ownership and other matters regarding ownership by the applicant, the applicant would not adversely affect the sound and proper management of the bank;

- after assessing the asset condition (including, if the applicant is a business concern, the cash flow) of the applicant, the applicant would not adversely affect the sound and proper management of the bank; and

- in light of its personnel structure and other relevant matters, the applicant fully understands the public nature of the business operations of banks and has a satisfactory social reputation.

In addition, the Banking Law requires any person who has become a holder of more than 5% of the total voting rights of a bank to file a report with the Commissioner of the FSA within five business days. A similar report must also be made if the percentage of the holding subsequently increases or decreases by 1% or more, or if there is any change in the information included in a previously filed report.

Recent Developments

FSA Program for Financial Revival

In October 2002, the FSA announced a new program for financial revival in order to restore trust in the Japanese financial system. A number of the measures and proposals were intended to stabilize the Japanese financial system as well as provide a safety net for borrowers and depositors. The FSA also stated that if a financial institution falls into financial distress, has inadequate capital to carry on its business or faces similar prospects, the FSA will immediately implement a "special support" framework in cooperation with the Bank of Japan. Under that framework, the Japanese government and the Bank of Japan will take measures necessary to prevent systemic risk, including the Japanese government's injecting public funds under the Deposit Insurance Law and, if it is necessary to avoid the threat of financial crisis, requesting the Bank of Japan to extend emergency loans. The FSA has obtained significant powers over the management of a financial institution that receives special support, including the ability:

- to appoint inspectors to attend board of directors meetings and management committee meetings;

- to strongly urge management to clarify its responsibility for the financial institution's difficulties;

- to require the institution to divide its loan accounts into a "new account" and a "revival account" for the purposes of proper management of its assets; and

- to review business plans submitted by supported institutions.

The Task Force on Financial Issues, established within the FSA in December 2002, advises the Minister for Financial Services as to whether their plans are appropriate and will also advise the FSA on appropriate actions if a financial institution is expected to remain unprofitable even after adopting management reforms.

In addition, the FSA will review whether a new legislative framework should be established to allow the Japanese government to invest new public funds in a financial institution to maintain the stability of the Japanese financial system.

Action Program Concerning Enhancement of Relationship Banking Functions

In March 2003, the FSA announced an action program to strengthen relationship banking during the two fiscal years ending March 31, 2005. The action plan is designed to revitalize and sustain financing for small and medium-sized businesses and solve the problem claims situation facing small and medium-sized businesses and regional financial institutions. Under the action program, each financial institution, including us, was required to submit a plan for reinforcing relationship banking to the FSA by the end of August 2003. The framework of the action program is as follows:

- Measures to revitalize financing for small and medium-sized businesses:
    - strengthening functions to support creation and opening of new businesses,
    - strengthening functions of management consultations and support for client companies,
    - aggressive efforts towards prompt business revitalization,
    - strengthening efforts for new financing for small and medium-sized businesses,
    - strengthening systems of customer support and consultation and handling of complaints, and
    - disclosure of the progress of the above efforts.
- Measures to ensure soundness and improve profitability:
    - tightening assessment on assets and credit risk management,
    - developing management systems of earnings and improving profitability,
    - strengthening governance,
    - disclosure of information of contributions to local communities,
    - compliance,
    - ensuring the stability of regional financial systems, and
    - supervision and inspection systems.

We submitted our plan to the FSA in August 2003 and a follow-up report in May 2004.

The Law Concerning Special Measures for Strengthening Financial Functions

On June 14, 2004, the Law Concerning Special Measures for Strengthening Financial Functions was passed by the Japanese Diet. The law will become effective by September 18, 2004. Under the law, any financial institution, regardless of its capital adequacy ratio, may, prior to March 31, 2008, request the DIC to subscribe for its shares, provided it meets certain requirements, such as the likelihood of an increase in profitability, improvement in asset assessment, efforts to improve management, and the necessity for regional banking relationships.

DESCRIPTION OF THE SHARES

The following is a summary of the material provisions of our articles of incorporation and share handling regulations, as well as of the Commercial Code and related legislation, all currently in effect, as they relate to our common stock. Where relevant to the rights of holders of shares of common stock, provisions of our outstanding shares of preferred stock are also described. Additional details on the terms of our two classes of preferred stock are given in the notes to the financial statements included in this offering memorandum. Because it is a summary, this discussion should be read together with the articles of incorporation and the share handling regulations, copies of which may be obtained from us.

General

We are a joint stock company, which is a legal entity incorporated under the Commercial Code. The investment and rights of the member shareholders of a joint stock company are represented by shares of stock in the company, and shareholders' liability is limited to the subscription price of the shares.

As of June 30, 2004, our authorized share capital consisted of:

- 2,600,000,000 shares of common stock, of which 1,281,509,370 shares were issued. All of the issued shares of common stock were outstanding except for 935,014 shares held as treasury stock; and

- 400,000,000 shares of non-voting and non-cumulative preferred stock, of which 140,000,000 shares of first series preferred stock and 60,000,000 shares of second series preferred stock were issued and outstanding.

On July 2, 2004, we repurchased and retired all 60,000,000 shares of second series preferred stock. As a result, as of the date hereof, the number of authorized shares of preferred stock has decreased to 340,000,000 and none of the second series preferred stock is outstanding.

Authorized but unissued share capital may be issued following an authorizing resolution by the board of directors. An increase in the authorized share capital is only possible by means of an amendment to the articles of incorporation.

Under the Commercial Code, shares are transferable by delivery of share certificates. In order to assert shareholder's rights against us, the transferee must have its name and address registered on our register of shareholders with its seal impression (or its signature in the case of a foreign national who so chooses) in accordance with the share handling regulations. No temporary documents of title with respect to shares will be issued.

A holder of shares may choose, at its discretion, to participate in the central clearing system for share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities of Japan. For that purpose, participating shareholders must deposit certificates representing all of the shares to be included in this clearing system with JASDEC. If a holder is not a participating institution in JASDEC, it must participate through a participating institution, such as a securities company or bank that has a clearing account with JASDEC. All shares deposited with JASDEC will be registered in the name of JASDEC on the register of shareholders. Each participating shareholder will be registered in turn on the register of beneficial shareholders and be treated in the same way as shareholders registered on the register of shareholders. For the purpose of transferring deposited shares, delivery of share certificates is not required. Entry of the share transfer in the books maintained by JASDEC for participating institutions, or in the book maintained by a participating institution for its customers, has the same effect as delivery of share certificates. The central clearing system is intended to streamline deposit and delivery of shares. Beneficial owners may at any time withdraw their shares from deposit and receive share certificates.

Dividends

Dividends on common stock are generally distributed in proportion to the number of shares owned by each shareholder.

Under the articles of incorporation, we are relieved of our obligation to pay any annual or interim dividends unclaimed for a period of five years after the date on which they first become payable.

Under the articles of incorporation, our financial accounts will be closed on March 31 of each year and dividends, if any, will be paid to shareholders and registered pledgees as of March 31 following shareholders' approval at the ordinary general meeting of shareholders. In addition to year-end dividends, the board of directors may by resolution declare an interim cash dividend to holders of common stock and registered pledgees as of September 30 of each year. The Banking Law provides that a bank may not make any distribution of profits by way of annual or interim dividends unless it has set aside in its legal reserve an amount equal to at least one-fifth of the amount to be paid as the relevant annual distribution of profits and an amount equal to one-fifth of the amount of the interim dividends, until the aggregate amount of its legal reserve together with its capital surplus equals the amount of its stated capital.

Payment of dividends on our common stock is also subject to the prior payment of dividends on our preferred stock of ¥5.66 per first series preferred stock. In the event we pay an interim dividend on our common stock, an interim preferred dividend of one-half the annual preferred dividend amount is paid on the two series of preferred stock. As a recipient of public funds, our payment of dividends on common stock may also be constrained by the terms of, and our progress toward implementing, the revitalization plan submitted to the FSA. See "Supervision and Regulation—Governmental Measures to Treat Troubled Institutions and Address Problem Claims."

We may distribute profits by way of annual dividends out of the excess of our net assets, on a non-consolidated basis, over the aggregate of:

(1) our stated capital;

(2) our capital surplus;

(3) our accumulated legal reserve;

(4) the legal reserve to be set aside in respect of the financial period concerned;

(5) the excess, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (2), (3) and (4) above;

(6) if certain assets are stated at market value on our balance sheet, the excess, if any, of the aggregate market value over the aggregate acquisition cost thereof;

(7) our land revaluation surplus; and

(8) amounts paid for new shares and the amount of application money for new shares.

We may distribute profits by way of interim dividends in an amount equal to the sum of (i) the excess of our net assets, on a non-consolidated basis, over the sum of items (9) through (21) below and (ii) the sum of (22) to (26) below.

(9) our stated capital as of the end of the previous fiscal year;

(10) our capital surplus as of the end of the previous fiscal year;

(11) our accumulated legal reserve as of the end of the previous fiscal year;

(12) the legal reserve accumulated at an ordinary general meeting of shareholders concerning the latest settlement of accounts;

(13) the legal reserve required to be set aside at the time of payment of the relevant interim dividends;

(14) the excess as of the end of the previous fiscal year, if any, of unamortized expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (10), (11) and (12) above;

(15) amounts paid for new shares and the amount of application money for new shares;

(16) if certain assets are marked to market on the latest balance sheet, the excess, if any, of the aggregate market value over the aggregate acquisition cost thereof;

(17) our land revaluation surplus;

(18) the amount determined at an ordinary general meeting of shareholders concerning the latest settlement of accounts to be distributed as dividends or paid out from the profits or to be incorporated into the capital;

(19) if we have been authorized to purchase our own shares by a resolution passed at (i) an ordinary general meeting of shareholders, (ii) a board meeting which authorizes the purchase of our shares held by our subsidiaries or (iii) a board meeting held after the previous fiscal year based on our articles of incorporation, then the total amount authorized by the resolution that we may pay to purchase our shares, excluding amounts with respect to which authorization has expired;

(20) the amount of our own shares, if any, we purchased after the end of the previous fiscal year which is recorded in our balance sheet;

(21) in the event that (i) a corporate split results in one of our units being merged into a newly formed company (*shinsetsu-bunkatsu*) or being spun off into another entity (*kyushu-bunkatsu*) and (ii) the joint stock company or limited liability company (*yugen kaisha*) that will be formed upon the corporate split or that will succeed to our business operations allots all or any portion of the new shares to be issued upon the corporate split (including, in the case of a *kyushu-bunkatsu*, its own existing shares to be transferred in place of the new shares) or equity units (including, in the case of a *kyushu-bunkatsu*, its own existing equities to be transferred in place of the equity units) to our shareholders, the excess, if any, of the aggregate value of assets transferred by us upon the corporate split (as shown in our books and records) over the aggregate sum of the following amounts:

- the aggregate value of liabilities we transferred, as shown in our books and records;
- the aggregate sum of the values of shares or equity units allotted to us upon the corporate split, if any, as shown in our books and records, plus the amounts paid to us; and
- in the case where certain assets are stated at market value on the balance sheet, and the aggregate market value is greater than the aggregate acquisition cost thereof, the excess of the aggregate market value over the aggregate acquisition cost in respect of assets we transferred upon the corporate split;

(22) the amount derived by subtracting from the amount of capital surplus and/or legal reserve decreased after settlement of the previous fiscal year that amount to be paid to shareholders or the amount to be used to fill the capital loss, as the case may be, in connection with such decrease of capital surplus and/or legal reserve;

(23) the amount derived by subtracting from the amount of stated capital decreased after the settlement of the previous fiscal year the amount to be paid to shareholders, the amount to be used to retire the shares, or the amount to be used to fill the capital loss, as the case may be, in connection with such decrease of stated capital;

(24) the amount appropriated to absorb capital loss by using or decreasing stated capital, capital surplus or legal reserve after the settlement of the last fiscal year;

(25) the amount derived by subtracting the amount of legal reserve increased upon certain corporate splits from the amount not incorporated into capital surplus upon a corporate split after the settlement of the previous fiscal year; and

(26) the amount derived by subtracting the amount included in earned surplus reserve upon certain mergers from the amount not included in capital reserve after the close of the previous fiscal year.

Interim dividends may not be paid where there is a risk that at the end of the fiscal year there might not be any excess of net assets over the aggregate of the amounts referred to in clauses (1), (2), (3), (4), (5), (6), (7) and (8) above.

Stock Splits

We may at any time split shares in issue into a greater number of shares by resolution of the board of directors. We must give a public notice not less than two weeks prior to the record date to be used to

determine shareholders subject to the split. Share certificates will not be required to be submitted upon any stock split. The articles of incorporation provide that no stock split will be made with respect to preferred stock.

Consolidation of Shares

We may consolidate shares into a smaller number of shares generally by a special resolution of a general meeting of the shareholders. We must give public notice (and, in addition, notice to each shareholder and registered pledgee) that, within a period of not less than one month specified in the notice, share certificates must be submitted to us for exchange. The articles of incorporation provide that no consolidation of shares will be made with respect to the preferred stock.

Minimum Unit of Shares

Our articles of incorporation provide for a minimum unit (*tangen kabu*) of 1,000 shares, meaning that we do not issue share certificates for ownership interests that consist of less than 1,000 shares.

Although under the Commercial Code holders of shares constituting less than a minimum unit may not exercise voting rights with respect to their shares, they are entitled to:

- the economic benefits of their shares, such as the right to receive dividends and interim dividends, the right to receive money as a result of share repurchases and redemptions and the right to receive their allocable amounts of any distribution of residual assets;
- require us to purchase our shares in accordance with our share handling regulations;
- access certain of our corporate documents; and
- initiate or participate in a shareholder's derivative suit.

In addition, our articles of incorporation provide that any holder of shares constituting less than a minimum unit is entitled to require us to sell to the shareholder shares in the amount that will, together with the shares owned by the shareholder, equal one minimum unit of shares.

General Meeting of Shareholders

The ordinary general meeting of our shareholders is held in Yokohama in June of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary. Notice of a shareholders' meeting stating the place, the time and the purpose of the meeting must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to its standing proxy or temporary mailing address in Japan) at least two weeks prior to the date set for the meeting.

Any shareholder or group of shareholders who has continuously held 300 or more voting rights or 1% or more of the total outstanding voting rights for the last six months or longer may request in writing to our representative directors that a specific matter be added to the agenda of a general meeting of shareholders and that a summary of the proposal be described in the notice of a general meeting of shareholders at least eight weeks prior to the date of the meeting.

Holders of our preferred stock will not have the right to receive notice of, or to vote at, a general meeting of shareholders except in the circumstances described below under "—Voting Rights."

Voting Rights

A shareholder is in principle entitled to one voting right per 1,000 shares of common stock. Our articles of incorporation generally provide (subject to certain exceptions described below) that a shareholders' resolution can be adopted at a meeting of shareholders by the affirmative vote of shareholders holding a majority of the total number of exercisable votes represented at such meeting.

With respect to election of directors and statutory auditors, however, our articles of incorporation require a quorum of one-third or more of the total number of voting rights owned by shareholders. In addition, with regard to the election of directors, our articles of incorporation prohibit cumulative voting.

Under the Commercial Code and our articles of incorporation, certain corporate actions must be approved by a special resolution of our shareholders. Shareholders holding two-thirds or more of the total number of exercisable voting rights represented at a meeting of shareholders that collectively hold at least

one-third of our outstanding voting rights must vote in favor of a special resolution in order for the resolution to be passed. Examples of corporate actions that require a special resolution are:

- an amendment to the articles of incorporation;
- the removal of a director or statutory auditor;
- a dissolution, merger or corporate split (subject to limited exceptions); and
- the transfer of the whole or a substantial part of our business.

No holder of preferred stock has the right to receive notice of, or to vote at, a general meeting of shareholders, except as otherwise specifically provided under the Commercial Code or other applicable law. Under the Commercial Code and/or our articles of incorporation, holders of the preferred stock will be entitled to receive notice of, and have one voting right per minimum unit of preferred stock at, a general meeting of shareholders:

- from the commencement of our ordinary general meeting of shareholders, if an agenda for approval to declare a preferred dividend is not submitted to such meeting; or
- from the close of our ordinary general meeting of shareholders, if a proposed resolution to declare a preferred dividend is not approved at such meeting until such time as a resolution of an ordinary general meeting of shareholders declaring a preferred dividend is passed.

Holders of preferred stock may also have the right to vote separately as a class with respect to certain amendments to our articles of incorporation, the issuance of new classes of securities or major corporate transactions requiring approval of holders of common stock, such as mergers, in each case if the amendment, issuance or transaction would be prejudicial to the interests of holders of preferred stock.

Liquidation Rights

If we liquidate, the assets remaining after payment of all debts, liquidation expenses, taxes and liquidation distributions relating to the then outstanding preferred stock will be distributed among the holders of common stock in proportion to the number of shares they own. Our first series preferred stock is entitled to a preferred distribution of ¥500 per share upon a liquidation.

Issue of Additional Shares and Subscription Rights

Under the Commercial Code, the board of directors may determine that shareholders be given subscription rights in connection with a particular issue of new shares. The rights to subscribe for new shares may be transferable or non-transferable as determined by the board of directors.

Record Date and Closing Shareholders' Register

March 31 is the record date for the payment of annual dividends and the determination of the shareholders entitled to vote at the ordinary general meeting of shareholders, and September 30 is the record date for the payment of interim dividends, if any. In addition, under our articles of incorporation, we may specify, by a resolution of the board of directors and by giving prior public notice, a record date for the determination of shareholders who are entitled to exercise their rights.

Transfer Agent

The Mitsubishi Trust and Banking Corporation is the transfer agent for our shares. Their office is located at 11-1, Nagatacho 2-chome, Chiyoda-ku, Tokyo, Japan. The Mitsubishi Trust and Banking Corporation maintains the register of shareholders and records transfers of ownership in accordance with our share handling regulations.

Purchase of Shares by Us

Under the Commercial Code, we must obtain authorization of any share buybacks by means of either:

(i) a resolution at an ordinary general shareholders' meeting. Such authorization will be valid until the date of the next ordinary general shareholders' meeting;

(ii) a resolution of the board of directors obtained in accordance with our articles of incorporation; or

(iii) a resolution of the board of directors approving buybacks of our shares from our subsidiaries.

We may only dispose of any shares we may so acquire in accordance with the procedures similar to those applicable to a new share issue under the Commercial Code. Upon the above authorization, we may acquire our own shares:

- through any stock exchange on which our shares are listed or over-the-counter market on which our shares are traded, in the cases of (i) and (ii) above;
- by way of tender offer, in the cases of (i) and (ii) above;
- from a specific party, in the case of (i) above (provided, however, in this case our shareholders must approve the acquisition by a special resolution); or
- from one of our subsidiaries, in the case of (iii) above if authorized by a resolution of the board of directors.

If we are to acquire our shares from a specific party other than one of our subsidiaries, any shareholder may make a request to our representative directors, five days or more prior to the relevant shareholders' meeting, that we also acquire the shares held by the shareholder.

Our acquisition of our shares by a resolution at an ordinary general shareholders' meeting as described in (i) above must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for dividend payments and the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if the reduction of the stated capital, capital surplus or legal reserve has been authorized pursuant to a resolution of the relevant general meeting of shareholders), minus the amounts determined at the annual shareholders' meeting to be distributed or paid from the profits or to be incorporated into the stated capital.

In case of our acquisition of our shares by a resolution of the board of directors as described in (ii) or (iii) above, the acquisition shall be subject to a similar limitation, namely that the total amount of the purchase price may not exceed the amount of the net assets as shown in the final balance sheet of the previous fiscal year, (a) less the sum of items (9) through (21) under the caption "—Dividends" above and the amount of the interim dividend paid in the relevant fiscal year (if any), (b) plus the sum of items (22) through (26) under the caption "—Dividends" above.

Further, if it is anticipated that the net assets on the balance sheet as of the end of the relevant fiscal year will be less than the aggregate amount of the stated capital, capital surplus and other items as described in items (1) through (6) under the caption "—Dividends" above, we may not purchase our shares in the case of either (i), (ii) or (iii) above.

Reporting of Substantial Shareholdings

The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a Japanese corporation listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file a report concerning such shareholdings with the director of the relevant Local Finance Bureau of the Ministry of Finance of Japan within five business days. A similar report must also be made if the percentage of the holding subsequently increases or decreases by 1% or more, or if any change occurs in material matters set out in reports previously filed. For this purpose, shares issuable or transferable to the person upon his or her exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by the holder and the issuer's total issued share capital. Any report so filed will be made available for public inspection.

CLEARANCE AND SETTLEMENT

JASDEC

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan applies to the shares. Under this system, holders of shares may deposit certificates for shares with JASDEC, the sole depositary under the system, through the institutions participating in the system. See "Description of the Shares—General."

Euroclear and Clearstream

Book-entry interests in shares may be held through Euroclear or Clearstream and, if so, the relevant purchasers must deliver their shares to the nominee in Japan for the relevant clearing system which will hold the shares in JASDEC. Settlement for the purchasers of the shares will be made only through accounts of participating institutions having a clearing account with JASDEC.

The aggregate holdings of book-entry interests in the shares in Euroclear and Clearstream will be reflected in the book-entry accounts for each institution. Euroclear or Clearstream, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interest in the shares, will be responsible for establishing and maintaining accounts for their respective participants and clients having interests in the book-entry interests in the shares.

Fees

We will not impose any fees in respect of the holding of book-entry interests in the shares; however, holders of book-entry interests in the shares through Euroclear and Clearstream may incur fees normally payable for the maintenance and operation of accounts in Euroclear or Clearstream. In addition, a Japanese securities firm or commercial bank acting as standing proxy will charge standard fees. See "Description of the Shares—General."

Settlement Procedures—Secondary Marketing Trading

Secondary market sales of book-entry interests in the shares held through Euroclear or Clearstream to purchasers of book-entry interests in the shares through Euroclear and Clearstream will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream. Any transfer of interests in the shares out of Euroclear and Clearstream will be effected in accordance with the rules of Euroclear and Clearstream and those of JASDEC and our share handling regulations. Secondary market sales and transfers of shares held outside of Euroclear and Clearstream will also be conducted in accordance with the share handling regulations, any applicable rules of JASDEC and the rules of the TSE applicable to listed securities.

Daily Price Fluctuation Limits under Japanese Stock Exchange Rules

Share prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges set daily price limits, which limit the maximum range of fluctuation within a single trading day. Daily price limits are set according to the previous day's closing price or special quote. Although transactions may continue at the upward or downward limit price if the limit price is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell at a price above or below the relevant daily limit may not be able to sell his or her shares at that price on a particular trading day, or at all.

TAXATION

The following summaries are not intended to be a complete analysis of the tax consequences under Japanese or United States law as a result of the acquisition, ownership and sale of shares by investors. Potential investors should consult their own tax advisers on the tax consequences of acquisition, ownership, sale, and other relevant circumstances concerning the shares, including specifically the applicable tax consequences under Japanese or United States law, the law of the jurisdiction of their country of residence (if different) and any tax treaty between Japan and their country of residence.

Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of shares who are nonresident individuals or non-Japanese corporations without a permanent establishment in Japan (collectively, "Non-Resident Holders"). The statements below regarding Japanese tax laws are based on the laws in force and as interpreted by the Japanese taxation authorities as of the date of this offering memorandum, and are subject to changes in applicable Japanese laws, taxation treaties, conventions or agreements occurring after that date.

Generally, a Non-Resident Holder will be subject to Japanese withholding tax on any dividends that we pay with respect to the shares. The rate of the Japanese withholding tax is:

- 7% for dividends to be paid between January 1, 2004 and March 31, 2008, as a temporary measurement; and
- 15% thereafter, except for dividends paid to any individual shareholder who holds 5% or more of our total issued shares, in which case the applicable rate is 20%.

Japan is party to a number of income tax treaties, conventions and agreements, or collectively Tax Treaties, whereby the maximum withholding tax rate for dividend payments is set at, in most cases, 15% for portfolio investors who are Non-Resident Holders. Specific countries with which such Tax Treaties have been entered into include Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland and the United Kingdom. Under a new tax treaty between the United States and Japan, the maximum withholding tax rate on dividends declared on or after July 1, 2004 is generally 10% for portfolio investors who are qualified U.S. residents eligible to enjoy treaty benefits, and dividends declared on or after July 1, 2004 and paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension funds. Under applicable law, if the Japanese statutory rate is lower than the maximum rate applicable under the Tax Treaty, the Japanese statutory rate shall apply. Non-Resident Holders who are entitled under an applicable Tax Treaty to a reduced rate of Japanese withholding tax on any dividends on the shares are required to submit, through us to the relevant tax authority prior to the time the dividend is paid, an Application Form for the Income Tax Convention regarding Relief from Japanese Income Tax on Dividends. A standing proxy for Non-Resident Holders may be used in order that we can submit the application on a Non-Resident Holder's behalf. See "Description of the Shares." Non-Resident Holders who do not submit the application in advance of the applicable dividend payment will be entitled to claim a refund from the relevant Japanese tax authorities of withholding taxes withheld in excess of the rate set forth in the applicable Tax Treaty.

Gains derived from the sale of shares outside Japan, or from the sale of shares within Japan by a Non-Resident Holder who is a portfolio investor, will in general not be subject to Japanese income or corporation taxes.

Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

Potential investors should consult with their own tax advisors regarding tax consequences of the ownership and disposition of the shares in light of their particular circumstances.

United States Taxation

The following summary describes the material U.S. federal income tax consequences of ownership of shares at the date of this offering memorandum. The following discussion is applicable to you if you are a U.S. holder (as defined below):

- who is a resident of the United States for purposes of the current tax treaty between the United States and Japan, which we refer to in this section as the "Treaty;"

- whose shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan; and

- who otherwise qualify for the full benefits of the Treaty.

Except where noted, this summary deals only with shares held as capital assets and does not deal with U.S. holders that are subject to special rules, such as the following:

- dealers in securities or currencies;

- traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

- persons liable for the alternative minimum tax;

- financial institutions;

- tax-exempt entities;

- insurance companies;

- persons holding shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

- persons owning 10% or more of our voting shares; or

- persons whose "functional currency" is not the U.S. dollar.

In addition, the following discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to in this section as the "Code," and regulations, rulings and judicial decisions issued under the Code at the date of this offering memorandum. However, these authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below.

If a partnership holds our shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor.

You should consult your own tax advisor concerning the U.S. federal income tax consequences of the purchase, ownership or disposition of shares in light of your particular situation, as well as any consequences arising under the laws of any other taxing jurisdiction.

You are a "U.S. holder" if you are a beneficial owner of a share (other than a partnership) and if you are for U.S. federal income tax purposes:

- an individual citizen or resident of the United States;

- a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, and state thereof or the District of Columbia;

- an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

- a trust (1) that is subject to the primary supervision of a court within the United States and one or more U.S. persons has the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

Subject to the "Passive Foreign Investment Company" discussion below, the gross amount of distributions (other than certain distributions of shares or rights to subscribe for shares) paid to you, including amounts withheld in respect of Japanese withholding taxes, will be treated as dividend income to you, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. This income will be includable in your gross income as ordinary income on the day you actually or constructively receive it. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. holders, certain dividends paid by a qualified foreign corporation and received by such holders before January 1, 2009 may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the United States which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the current income tax treaty between the United States and Japan meets these requirements, and we believe we are eligible for the benefits of that treaty. However, non-corporate U.S. holders who do not meet a minimum holding period requirement during which they are not protected from a risk of loss or that elect to treat the dividend income as "investment income" pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. If you are a non-corporate U.S. holder, you should consult your own tax advisors regarding the application of these rules to your particular circumstances.

The amount of any dividend paid in yen will equal the U.S. dollar value of the yen received, calculated by reference to an exchange rate in effect on the date the dividend is received by you regardless of whether the yen is converted into U.S. dollars on such date. If the yen received as a dividend is not converted into U.S. dollars on the date of receipt, you will have a basis in the yen equal to its U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the yen will be treated as U.S. source ordinary income or loss.

Currently, the maximum rate of withholding tax on dividends paid to you pursuant to the Treaty is 10%. As discussed under "—Japanese Taxation" above, if the Japanese statutory rate is lower than the maximum applicable treaty rate, the Japanese statutory rate will be applicable. Under current Japanese law, the statutory rate will be lower than the maximum treaty rate until April 1, 2008, at which time the Treaty rate will be lower than the statutory rate. When the Japanese statutory rate is greater than the maximum treaty rate, you will be required to properly demonstrate to the Japanese tax authorities and to us your entitlement to the reduced withholding rate under the Treaty, as discussed under "—Japanese Taxation" above.

Subject to conditions and limitations, Japanese withholding taxes on dividends not in excess of the Treaty rate may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on shares will be treated as income from sources outside the United States and will generally constitute "passive income" or, in the case of certain U.S. holders, "financial services income." In some circumstances, a U.S. holder that:

- has held shares for less than a specified minimum period during which it is not protected from risk of loss; or
- is obligated to make payments related to the dividends

will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on shares.

The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Distributions of shares or rights to subscribe for shares that are received as part of a pro rata distribution to all shareholders in some circumstances may not be subject to U.S. federal income tax. Consequently these distributions will not give rise to foreign source income and you will not be able to use the foreign tax credit arising from any Japanese withholding tax unless that credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the general limitation basket. The basis of the new shares or rights received will be determined by allocating your basis in the old shares

between the old and new shares received based on their relative fair market values on the date of distribution. However, the basis of the rights will be zero if (1) the fair market value of the rights is less than 15% of the fair market value of the old shares at the time of distribution, unless the taxpayer elects to determine the market value of the old shares and of the rights by allocating between the old and new shares the adjusted basis of the old shares or (2) the rights are not exercised and expire.

Passive Foreign Investment Company

Based on the projected composition of our income and valuation of our assets, including goodwill, we do not believe that we will be a passive foreign investment company for the current taxable year and do not expect that we will become one in the future, although there can be no assurance in this regard. However, passive foreign investment company status is a factual determination that is made annually. Accordingly, it is possible that we may become a passive foreign investment company in the current or any future taxable year due to changes in valuation or composition of our assets or income. In addition, this determination is based in part upon certain proposed U.S. Treasury regulations that are not yet in effect and are subject to change in the future. Those regulations and other administrative pronouncements from the Internal Revenue Service provide special rules for determining the character of income and assets derived in the banking business for purposes of the passive foreign investment company rules. Although we believe we have adopted a reasonable interpretation of the regulations and administrative pronouncements, there can be no assurance that the Internal Revenue Service will follow the same interpretation.

In general, we will be considered a passive foreign investment company for any taxable year if either:

- at least 75% of our gross income is passive income; or

- at least 50% of the value of our assets is attributable to assets that produce or are held for the production of passive income.

The 50% of value test is based on the average of the value of our assets for each quarter during the taxable year. If we own at least 25% by value of another company's stock, we will be treated, for purposes of the passive foreign investment rules, as owning its proportionate share of the assets and receiving its proportionate share of the income of that company.

If we are a passive foreign investment company for any taxable year during which you hold shares, you will be subject to special tax rules with respect to any "excess distribution" that you receive and any gain you realize from the sale or other disposition (including a pledge) of the shares. These special tax rules generally will apply even if we cease to be a passive foreign investment company in future years. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the shares will be treated as excess distributions. Under these special tax rules:

- the excess distribution or gain will be allocated ratably over your holding period for the shares;

- the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we are a passive foreign investment company, will be treated as ordinary income; and

- the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year, and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

Alternatively, you could make a mark-to-market election provided that our shares are regularly traded on a qualified exchange or other market. Our shares are currently listed on the TSE. Under applicable regulations, in order to be treated as a qualified exchange or other market, a foreign exchange must meet certain trading, listing, financial disclosure and other requirements. In addition, for the shares to be considered regularly traded, the shares must be traded in more than *de minimis* quantities on at least 15 days during each calendar quarter. No assurance can be given, therefore, that the shares will be considered regularly traded on a qualified exchange for these purposes. You should consult your tax advisor as to whether the mark-to-market election is available if we are treated as a passive foreign investment company in any year.

A U.S. holder that makes a valid mark-to-market election in the first year in which we are a passive foreign investment company will not be subject to the excess distribution rules described above. Instead, such

holder will generally include in each year as ordinary income, rather than capital gain, the excess, if any, of the fair market value of its shares at the end of the year over its adjusted basis in the shares and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted basis in the shares over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. An electing U.S. holder's basis in the shares will be adjusted to reflect any such income or loss amounts. Any gain on the sale of the shares will be ordinary income and any loss on such sale will be ordinary loss to the extent of the previously included net mark-to-market gain and thereafter capital loss. It is unclear how a U.S. holder's mark-to-market election with respect to its shares will affect the application of the excess distribution rules discussed above to excess distributions from, or our gains from the sale of stock of, lower-tier passive foreign investment companies (if any).

If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the shares are no longer marketable stock or the Internal Revenue Service consents to the revocation of the election. Under recently finalized U.S. Treasury regulations, mark-to-market inclusions and deductions will be suspended during taxable years in which we are not a passive foreign investment company but will resume if we become a passive foreign investment company. You are urged to consult your tax advisors about the availability of the mark-to-market election and whether making the election would be advisable in your particular circumstances.

In addition, a holder of shares in a passive foreign investment company can sometimes avoid the rules described above by electing to treat the company as a "qualified electing fund" under section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit holders to make this election.

If you hold our shares in any year in which we are classified as a passive foreign investment company, you would be required to file Internal Revenue Service Form 8621.

U.S. holders who are individuals will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2009, if we are a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. You should consult your tax advisor concerning the determination of our passive foreign investment company status and the U.S. federal income tax consequences of holding shares if we are considered a passive foreign investment company in any taxable year.

Taxation of Capital Gains

Subject to the "Passive Foreign Investment Company" discussion above, for U.S. federal income tax purposes, you will recognize taxable gain or loss on any taxable sale or exchange of a share in an amount equal to the difference between the amount realized for the share and your basis in the share. The gain or loss will be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. As discussed under "—Japanese Taxation," capital gains on sales of shares will in general not be subject to tax in Japan.

Estate and Gift Taxation

You should consult your own tax advisors regarding the effect of any Japanese inheritance or gift taxes that may be imposed on the shares and the potential applications of the Estate and Gift Tax Treaty between the United States and Japan.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to dividends in respect of the shares or the proceeds received on the sale, exchange or redemption of the shares paid within the United States, and, in some cases, outside of the United States, to you unless you are an exempt recipient, such as a corporation. In addition, backup withholding may apply to those amounts if you fail to provide an accurate taxpayer identification number or to report interest and dividends required to be shown on your U.S. federal income tax returns. The amount of any backup withholding from a payment to you will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

Under the terms and subject to the conditions set forth in the international purchase agreement dated the date of this offering memorandum among us, the selling shareholder and the international managers named below, for whom Merrill Lynch International and Citigroup Global Markets Limited are acting as the joint lead managers and joint bookrunners, the international managers have severally, and not jointly, agreed to purchase, and the selling shareholder has agreed to sell to the several international managers, the respective numbers of shares set forth opposite the names of such international managers below at the offer price set forth on the cover page of this offering memorandum per share:

International Manager	Number of shares to be purchased
Merrill Lynch International	
Citigroup Global Markets Limited	
Daiwa Securities SMBC Europe Limited	
Goldman Sachs International	
Morgan Stanley & Co. International Limited	
Nomura International plc	
UBS Limited	
Deutsche Bank AG London	
J. P. Morgan Securities Ltd.	
Total	

Nikko Citigroup Limited and Merrill Lynch Japan Securities Co., Ltd. are acting as joint global coordinators in connection with the global offering.

The selling shareholder has agreed to pay the international managers an underwriting commission of per share.

The shares will initially be offered at the offer price set forth on the cover page of this offering memorandum. After the initial offering of the shares, the offer price and other selling terms may from time to time be varied by the joint global coordinators.

The international managers are entitled to be released and discharged from their obligations under, and to terminate, the international purchase agreement in certain circumstances prior to payment to the selling shareholder for the shares. If an international manager defaults, the international purchase agreement provides that the purchase commitments of the non-defaulting international managers may be increased. The international managers are offering the shares subject to their acceptance of the shares from the selling shareholder and subject to prior sale. The international purchase agreement provides that the obligations of the several international managers to pay for and accept delivery of the shares are subject to approval of certain legal matters by their counsel and to certain other conditions. The international managers reserve the right to withdraw, cancel or modify offers and to reject orders.

The international purchase agreement provides that we will indemnify the international managers and their affiliates against specified liabilities, including liabilities under the Securities Act, in connection with the offer and sale of the shares, and will contribute to payments the international managers and their affiliates may be required to make in respect of those liabilities.

The shares are being offered by the international managers in offshore transactions outside the United States and Japan in reliance on Regulation S under the Securities Act and by U.S. broker-dealer agents of certain of the international managers to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act.

We and the selling shareholder have also entered into an underwriting agreement dated the date of this offering memorandum with the Japanese underwriters providing for the concurrent offering and sale by the selling shareholder of an aggregate of shares. The offer prices for the international offering

and the Japanese offering are identical. The closing for the sale of shares in the international offering is conditioned on the sale of shares in the Japanese offering. If the sale of shares in the Japanese offering does not close, the sale of the shares in the international offering will not close unless the international managers elect to waive the closing condition. Nikko Citigroup Limited and Merrill Lynch Japan Securities Co., Ltd. are acting together as joint lead managers and joint bookrunners, or the Japanese joint lead managers, for the Japanese offering. For the purpose of the Japanese offering, we have filed a securities notice, including amendments, pursuant to the Securities and Exchange Law of Japan, as amended.

Intersyndicate Agreement

To provide for the coordination of their activities, the international managers and the Japanese underwriters have entered into an intersyndicate agreement pursuant to which, among other things, the Japanese underwriters may sell to the International Managers such number of shares as is mutually agreed upon among the joint global coordinators. To the extent there are sales of shares among the international managers and the Japanese underwriters pursuant to the intersyndicate agreement and in compliance with any applicable laws, regulations and rules, the number of shares initially available for sale by the international managers and the number of shares initially available for sale by the Japanese underwriters may be more or less than the numbers appearing on the cover page of this offering memorandum.

Pursuant to the intersyndicate agreement, as part of the distribution of shares and subject to certain exceptions, the international managers and the Japanese underwriters have agreed that (i) the international managers will neither purchase, directly or indirectly, any shares for the benefit of any Japanese person, nor offer or sell, directly or indirectly, any shares or distribute any offering memorandum or prospectus relating to such shares in Japan or to or for the benefit of any Japanese person, and (ii) the Japanese underwriters will neither purchase, directly or indirectly, any shares for the benefit of any person or entity other than a Japanese person, nor offer or sell, directly or indirectly, any shares or distribute any offering memorandum or prospectus relating to such shares outside Japan or to or for the benefit of any person or entity other than a Japanese person.

Price Stabilization

In connection with the global offering, the international managers and the Japanese underwriters may purchase and sell the shares in the open market and engage in other transactions. These transactions may include, on the part of the international managers, over-allotment and purchases to cover syndicate short positions created in connection with the global offering. These transactions may also include stabilizing transactions by the Japanese underwriters and the international managers. Short sales involve the sale by the international managers of a greater number of shares than they are required to purchase from the selling shareholder in the global offering. Stabilizing transactions consist of certain bids or purchases by the Japanese underwriters and the international managers for the purpose of preventing or retarding a decline in the market price of the shares while the offer is in progress.

These activities may stabilize, maintain or otherwise affect the market prices of the shares. As a result, the price of the shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Japanese underwriters and the international managers at any time. Stabilizing transactions may be effected on the TSE or otherwise in Japan by Nikko Citigroup Limited or another Japanese underwriter designated by the joint global coordinators in accordance with applicable law and only as mutually agreed between the joint global coordinators.

Lock-up Agreement

In connection with the international offering we have agreed that, during the period commencing on the date of this offering memorandum and ending 180 days after such date, without the prior written consent of the joint global coordinators, we will not, and we will not permit any subsidiary or any person acting on our behalf to:

- offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

- enter into any swap or other arrangement that transfers to another, in whole or in part, directly or indirectly, any of the economic consequences of ownership of our common stock; or

- make any public announcement of our intention to do any of the foregoing

whether any such transaction described in the clauses above is to be settled by delivery of our common stock or such other securities, in cash or otherwise.

The restrictions described in the previous paragraph will not apply to:

- shares issued as a result of conversion of first series preferred stock and to be sold pursuant to the global offering; and

- common stock issued or transferred in accordance with the stock option plans disclosed in this offering memorandum.

Selling Restrictions

United States

Each international manager has agreed that it will offer and sell shares as part of its distribution of shares under the international purchase agreement at any time only in accordance with Rule 903 of Regulation S or Rule 144A under the Securities Act.

The shares have not been registered under the Securities Act and may not be offered or sold within the United States (as defined in Regulation S) or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. U.S. affiliates of the international managers may arrange for the sale of a portion of the shares in the United States exclusively to persons reasonably believed by them to be qualified institutional buyers (as defined in Rule 144A) in reliance on the exemption from registration provided by Rule 144A under the Securities Act, and each United States purchaser of shares is hereby notified that the offer and sale of shares to it is being made in reliance upon such exemption. The offering of the shares outside the United States will be made in compliance with Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the international offering, an offer or sale of shares within the United States by a dealer (whether or not participating in the global offering) may violate the registration requirements of the Securities Act if such offer is made otherwise than pursuant to Rule 144A under the Securities Act or another exemption from registration under the Securities Act.

Japan

The shares have not been and will not be registered under the Securities and Exchange Law of Japan. Each international manager has represented and agreed that the shares being purchased by it will be purchased by it as principal and that, in connection with the international offering, it will not, directly or indirectly, offer or sell any international shares in Japan or to, or for the benefit of, any resident of Japan or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan.

United Kingdom

Each international manager has represented, warranted and agreed that:

- it has not offered or sold and, prior to the date of six months from the closing date of the international offering, will not offer or sell any shares to persons in the United Kingdom, except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

- it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and

- it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from, or otherwise involving the United Kingdom.

The Netherlands

The shares may not, directly or indirectly, be offered in or from the Netherlands, as part of their initial distribution or as part of any reoffering, and neither this offering memorandum, nor any other document in respect of the international offering may be distributed in or from the Netherlands, other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade (which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and treasury departments and finance companies of large enterprises).

Others

Each international manager has represented and agreed that it has not and will not offer or sell the shares offered by this offering memorandum nor make the shares offered by this offering memorandum the subject of an invitation for subscription or purchase, nor circulate or distribute this offering memorandum or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to the public in any country or jurisdiction, except as permitted under applicable laws.

Stamp Taxes and Other Charges

Purchasers of the shares offered by this offering memorandum may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase and in addition to the offer price on the cover page of this offering memorandum.

Other Relationships

Certain of the international managers, the Japanese underwriters or their affiliates have in the past provided, and may in the future provide, investment and commercial banking, underwriting, advisory and other services to us and our affiliates and to the selling shareholder and its affiliates for which they have received or may receive (as the case may be) customary compensation.

TRANSFER RESTRICTIONS

The international offering is being made in accordance with Rule 144A and Regulation S under the Securities Act. The shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction of the United States. Accordingly, they may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons except to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A and to persons outside the United States in accordance with Regulation S.

Terms used in this "Transfer Restrictions" that are defined in Rule 144A or Regulation S under the Securities Act are used as defined therein.

Shares Offered in Reliance on Rule 144A

Each U.S. purchaser of shares will be deemed to have represented and agreed as follows:

- the purchaser:
  - is a QIB,
  - is aware that the sale of the shares to it is being made in reliance on Rule 144A, and
  - is acquiring the shares for its own account or for the account of a QIB, as the case may be; and
- the purchaser understands that the shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or otherwise transferred, except:
  - to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB within the meaning of Rule 144A under the Securities Act purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A,
  - in an offshore transaction complying with Regulation S, or
  - pursuant to an exemption from registration under the Securities Act provided by Rule 144 (if available) under the Securities Act;

in each case, in accordance with all applicable securities laws of the states of the United States.

Shares Offered in Reliance on Regulation S

Each purchaser of shares offered in reliance on Regulation S will be deemed to have represented and agreed as follows:

- the purchaser is acquiring the shares in an offshore transaction in accordance with Regulation S; and
- the purchaser understands that the shares have not been and will not be registered under the Securities Act and may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions in accordance with Rule 144A or Regulation S under the Securities Act.

Certain legal matters with respect to the international offering will be passed upon for us by Simpson Thacher & Bartlett LLP and Tokyo Aoyama Aoki Law Office and for the international managers by Davis Polk & Wardwell and Nagashima Ohno & Tsunematsu.

INDEPENDENT AUDITORS

Our consolidated financial statements as of and for the fiscal years ended March 31, 2002, 2003 and 2004 have been audited by Deloitte Touche Tohmatsu (the Japanese member firm of Deloitte Touche Tohmatsu), independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in the method of accounting for dividend income) appearing herein.

SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN JAPANESE GAAP AND U.S. GAAP

The audited consolidated financial statements included in this offering memorandum are prepared and presented in accordance with industry practices of accounting for banks and accounting principles generally accepted in Japan ("Japanese GAAP").

Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States ("U.S. GAAP"), which might be material to the financial information in this offering memorandum. This summary should not be taken as an exhaustive list of all the differences between Japanese GAAP and U.S. GAAP. Consequently, there can be no assurance that these are the only differences in accounting principles that have an impact on our financial information included herein. Furthermore, we have made no attempt to identify or quantify the impact of these differences or any future differences between Japanese GAAP and U.S. GAAP which may result from prospective changes in accounting standards. Regulatory bodies that promulgate Japanese GAAP and U.S. GAAP have significant on-going projects that could affect the differences between Japanese GAAP and U.S. GAAP described below and the impact of these differences relative to our financial statements in the future. In making an investment decision, investors must rely upon their own examination of us, the terms of the international offering, and the financial information contained in this offering memorandum. Potential investors should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP, and how those differences might affect the financial information herein.

Statement of Changes in Accumulated Other Comprehensive Income

Under Japanese GAAP, there are no specific standards requiring a statement of changes in accumulated other comprehensive income which outlines changes in equity from non-owner sources.

U.S. GAAP requires that accumulated other comprehensive income be displayed as a separate component of equity in the balance sheet and that changes in accumulated other comprehensive income during each period reported be displayed in the financial statements. Comprehensive income consists of net income for the period and other comprehensive income, including foreign currency translation adjustments, minimum pension liability adjustments, changes in unrealized gains and losses related to available-for-sale securities, results of certain cash flow hedges and certain reclassifications.

Scope of Consolidation

Under Japanese GAAP, an effective control approach has been adopted as the basis for consolidation. Under this approach, companies which are effectively controlled by a parent company are treated as subsidiaries and consolidated by the parent company. Companies over which an investor has significant influence over their financial and operating policies are treated as affiliates. Investments in affiliates are accounted for using the equity method of accounting, whereby the investor recognizes its proportionate share of the affiliates' income or losses. Immaterial investees are permitted to be excluded from consolidation and/ or being accounted for by the equity method.

Under U.S. GAAP, a company consolidates all of its majority-owned subsidiaries in which the company holds more than 50% of the outstanding voting shares, subject to certain exceptions related to the parent company's inability to exercise control over the subsidiary. The equity method of accounting is applied to investments in corporate joint ventures and less than majority-owned companies where the investor has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed at an ownership level of greater than 20%. Under the equity method of accounting, the investor recognizes its proportionate share of the investee's income or losses.

In January 2003, the Financial Accounting Standards Board (the "FASB") issued Interpretation No. 46 (revised in December 2003), Consolidation of Variable Interest Entities ("FIN46"). FIN46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both.

Accounting Changes

Under Japanese GAAP, the effects of changes in accounting policies resulting from management decisions or changes in accounting standards are generally reflected in the statement of income during the

year of the change, and are accompanied by footnote disclosures. Financial statements for previous periods are not restated.

Under U.S. GAAP, the cumulative effect, based on retroactive computation of a change in accounting principle, on retained earnings at the beginning of the period during which the change is made should be included in net income of the period of the change except as specified in other authoritative accounting pronouncements.

Allowance for Possible Loan Losses

Under Japanese GAAP, general and specific allowances for possible loan losses are established in an amount necessary to cover possible losses based upon a consideration of, among other things, regulatory guidelines and the results of self-assessments.

For claims to legal bankruptcy borrowers or virtual bankruptcy borrowers, a specific allowance is provided based on the amount of loans, after charge-off, net of amounts expected to be collected through the disposal of collateral or execution of guarantees.

For claims to possible bankruptcy borrowers, the specific allowance amount is provided based on an overall assessment performed for the amount of loans due from the borrowers, net of amounts expected to be collected through the disposal of collateral or execution of guarantees. Alternatively, the necessary level of allowance for possible loan losses can be calculated as the difference between the recorded amount of loan and the amount derived from discounting cash flow from the loans by original interest rate at the time of lending ("DCF method").

For other loans, a general allowance is established based on such factors as historical credit loss experience. For loans to borrowers in need of special caution for which future cash flows can be reasonably estimated, the DCF method is used to calculate the necessary level of general allowance.

For loans to specific foreign borrowers, an allowance for loans to restructuring countries is established based on losses estimated due to the political and economic condition in those countries.

The allowance for possible loan losses is presented as a deduction from assets on the balance sheet.

Under U.S. GAAP, the allowance for possible loan losses is based upon management's continuing review and evaluation of the loan portfolio and is management's best estimate of probable losses that have been incurred as of the balance sheet date. The allowance for possible loan losses is presented as a deduction from the related loan balance, and includes only allowances related to outstanding loans.

The allowance consists of two key elements, the specific allowance for loans individually reviewed for impairment and the general allowance for loans not specifically reviewed for impairment such as large groups of small-balance homogeneous loans.

A loan is considered impaired when it is probable that all amounts, both principal and interest, contractually due will not be collected as scheduled. The allowance is determined for specifically impaired loans based on (1) the present value of expected future cash flows discounted at the loan's effective interest rate, (2) the loan's observable market price or (3) the fair value of the collateral if the loan is collateral dependent.

Loans not specifically reviewed for impairment such as large groups of small-balance homogeneous loans may be collectively evaluated for impairment. Such an evaluation may include consideration of historical portfolio loan losses, delinquency rates, a risk rating migration analysis and other statistical estimation techniques when establishing the allowance for credit losses.

Impairment in Value of Debt and Equity Securities

Available-for-sale debt and equity securities and held-to-maturity debt securities are all exposed to the risk of decline in their fair values.

Under Japanese GAAP, if the fair value of a security at a measurement date has declined by more than 50% of its cost, an impairment in book value of the security is recognized since the decline in fair value is deemed to be other than temporary unless there is strong evidence that the fair value will recover quickly and substantially from the decline. Alternatively, if the fair value of a security has declined by an amount ranging

from 30% to 50% of its cost, the probability of recovery of fair value must be evaluated in order to determine whether an other-than-temporary impairment has occurred. A decline in fair value of less than 30% is generally not considered as a significant decline. The judgment of the likelihood and magnitude of a future recovery in fair value relies on management's subjective views concerning market uncertainties, the creditworthiness of the issuers of the securities and various other factors.

U.S. GAAP does not have any specific criteria regarding the maximum percentage by which the fair value of an investment, may decline before a company must record an other-than-temporary impairment. Individual debt and equity securities are written down to fair value with the resulting losses charged to operations when, in the opinion of management, a decline in estimated fair value below the cost of such securities is other than temporary. In determining if an other-than-temporary impairment on investment securities has occurred, management should consider factors such as the financial condition of the issuer, the extent of decline in fair value, the length of time that the fair value of the investment security has been below its cost and management's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

Translation Gain/Loss on Available for Sale Foreign-currency-denominated Debt Securities

In general, under Japanese GAAP, translation gains/losses on available for sale foreign-currency-denominated debt securities are directly charged to equity on a net of tax basis. However, it is also permissible under Japanese GAAP to record the translation gains/losses attributable to the change in foreign currency exchange rates in current earnings.

Under U.S.GAAP, all translation gains/losses on available for sale foreign-currency-denominated debt securities are reported in other comprehensive income, on a net of tax basis.

Derivative Financial Instruments

Under Japanese GAAP, derivative instruments are recorded at fair value with unrealized gains and losses recorded in the current year's income, unless they qualify as a hedge. Derivative instruments designated as hedging either risk exposure of a portfolio of assets or liabilities ("Portfolio Hedge") or the risk related to a specific asset or liability ("Specific Hedge") are accounted for as follows:

Derivative instruments used as Portfolio Hedges are accounted for using the deferral method, whereby unrealized gains and losses on the hedging instruments are carried as assets or liabilities on the balance sheet until the profits and losses on the hedged items are realized. Banks assess effectiveness, and a similarity of hedged items and hedging instruments in accordance with Industry Audit Committee Report No. 24 issued by the Japanese Institute of Certified Public Accountants ("JICPA").

Derivative instruments used as Specific Hedges are also accounted for using mainly the deferral method, whereby unrealized gains and losses on the hedging instruments are carried as assets or liabilities on the balance sheet until the profits and losses on the hedged items are realized.

Forward exchange contracts and currency swaps hedging foreign exchange risk are accounted for as deferral hedges if certain criteria are met as stipulated in the Industry Audit Committee Report No. 25 issued by the JICPA.

The ineffective portion of a hedge transaction does not have to be measured and recorded in the current period income.

Under U.S. GAAP, all derivative financial instruments are recorded as either assets or liabilities in the balance sheet and measured at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (referred to as a fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge), or (c) a hedge of foreign currency exposure.

The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

For a derivative designated as a fair value hedge, the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being

hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

For a derivative designated as a cash flow hedge, the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when gain or loss of the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

For a derivative not designated as a hedging instrument, the gain or loss from change in fair value is recognized in earnings in the period of change.

Accounting for Employee Retirement Benefits

Pension liabilities are determined by an actuarial appraisal approach under both Japanese and U.S. GAAP.

Under Japanese GAAP, unrecognized net gains or losses are amortized on a straight-line basis over a period not to exceed the average remaining service years of active employees whereas, under U.S. GAAP, they should be amortized either on an interest method or a straight-line basis over the shorter of the average remaining service years of active employees or 15 years. In addition, under Japanese GAAP, companies are not required to disclose the additional minimum liability or to adopt a "corridor" approach in amortizing unrecognized gains or losses, both of which are required under U.S. GAAP.

Accounting for the Transfer of the Substitutional Portion of Employee Pension Fund

In June 2001, the Defined Benefit Pension Plan Law in Japan was enacted, allowing a company to return the substitutional portion of employee pension fund liabilities to the government, thereby eliminating the company's responsibility for future benefits. To return the substitutional portion, a company must obtain approval from the Ministry of Health, Labor and Welfare for the exemption from the payment of future benefits. Upon completion of the approval and transfer process, the remaining substitutional obligation and related plan assets are transferred to Japan Pension Insurance.

Under Japanese GAAP, any gain or loss on transfer of the substitutional portion is recognized on the date of completion of the transfer. As an alternative, the gain or loss on the transfer of the substitutional portion may be recognized when the exemption from the payment of benefits for future employees' services is approved by the Ministry of Health, Labor and Welfare if return is approved by the board of representatives of the pension fund and the pension fund has plan assets equivalent to the amount that should be transferred to the government. This alternative treatment was allowed until March 31, 2004.

Under U.S. GAAP, the termination/settlement of the substitutional portion should be accounted for on the date of completion of transfer, in accordance with FASB Emerging Issues Task Force Issue No. 03-2.

Transfers of Financial Assets

Under Japanese GAAP, financial assets are derecognized when:

- the contractual right is executed;
- the contractual right has expired; or
- control over the contractual right is transferred to others.

In addition, the following three criteria must be met for control over financial assets to be surrendered and derecognized by the transferor:

- transferred assets are legally isolated from the transferor;
- the transferee obtains all contractual rights in the transferred assets; and
- the transferor does not have rights and obligations to repurchase the transferred assets.

Under the first criterion, transferred assets are required to be legally isolated from the transferor, even in bankruptcy. A transfer of financial assets that does not meet the above criteria is accounted for as a secured borrowing.

Certain loan participations, in which substantially all the risks and benefits associated with the loan are transferred, are allowed to be treated as a sale, even though the loans are not legally isolated from the transferor.

Under U.S. GAAP, a transfer of financial assets must meet the following three criteria in order to be accounted for as a sale:

- the transferred assets must be put beyond the reach of the transferor and its creditors, even in bankruptcy;
- (a) the transferee has a right to pledge or exchange the assets or (b) the assets must be transferred to a qualified special purpose entity ("QSPE") whose beneficial interests holders must be able to freely transfer their interests in the QSPE; and
- the transferor does not maintain effective control over the assets through either (a) an agreement that both entitles and obligates the transferor to repurchase or redeem the assets before their maturity or (b) the ability to unilaterally cause the holder to return specific assets, other than through a cleanup call.

A transfer of financial assets that does not meet these criteria is accounted for as a secured borrowing.

Under U.S. GAAP, in order for a special purpose entity to be qualified and to treat the transfer of assets as a sale, it must satisfy a broad range of restrictions that limit its activities, assets it may hold and how they are disposed of. The special purpose entity must also be demonstrably distinct from the transferor in order to be qualified.

Land Revaluation

Under the "Law of Land Revaluation" promulgated on March 31, 1998 (and revised on March 31, 1999 and 2001), a company could elect a one-time revaluation of land owned and used for business purposes from its acquisition cost to fair value.

Under Japanese GAAP, any revaluation increases, net of income tax, after April 1, 1999 were recognized as a separate component of the stockholders' equity.

Under U.S. GAAP, there is no comparable standard and land revaluation is not permitted.

Financial Guarantees

Under Japanese GAAP for banks, contractual amount of financial guarantees, including letters of credit, are recorded as liabilities, and the contra amounts are recorded as assets.

Under U.S. GAAP, a guarantor is required to recognize, for certain guarantees issued or modified after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee at the inception of the guarantee.

Leases

Under Japanese GAAP, a lease meeting any one of four specified criteria is called a finance lease and accounted for as a financing transaction. If a lease does not meet these criteria, it is an operating lease and is accounted for like rental property. However, finance leases that do not involve the transfer of ownership of the property to the lessee may be accounted for as operating leases if certain "as if capitalized" information is disclosed in the notes to the financial statements of the lessor and lessee.

Under U.S. GAAP, a lease meeting any one of four specified criteria is called a capital lease for the lessee and sales-type, direct financing, or leveraged lease for the lessor and accounted for as a financing transaction. If a lease does not meet these criteria, it is an operating lease and is accounted for like rental property.

Impairment of Long-lived Assets

Under Japanese GAAP, there were no specific standards for impairment of long-lived assets, and in practice, an impairment loss is usually recognized when the related asset is disposed of or when a significant permanent impairment of the asset becomes apparent.

In August 2002, new accounting standards for the impairment of long-lived assets were issued. The new standards require recognition of an impairment loss equal to the excess of the carrying amount of the asset over the estimated recoverable amount. The standards are effective for fiscal years beginning on or after April 1, 2005, with early adoption permitted for fiscal years ending on or after March 31, 2004.

Under U.S. GAAP, an impairment loss must be recognized for long-lived assets, including property, plant and equipment and certain identifiable intangibles where the carrying amount of the asset exceeds the future undiscounted cash flows expected to result from use and eventual disposal of the asset. Where an impairment has occurred, the impairment loss recognized would equal the amount that the carrying amount of the asset exceeds its fair value.

Accounting for Compensated Absences

Under Japanese GAAP, there are no specific accounting standards for compensated absences.

Under U.S. GAAP, an employer is required to accrue a liability for employees' compensation for future absences if certain conditions are met.

Stock-based Compensation

Under Japanese GAAP, there are no specific accounting standards for recognizing stock-based compensation.

Under U.S. GAAP, accounting for employee stock-based compensation expense is based on either the fair value method of accounting or the intrinsic value method of accounting. If the latter is chosen, the company must disclose the effects of the fair value method.

Segment Information

Under Japanese GAAP, certain information on business segments, geographical segments, and overseas sales are required to be disclosed. The business segments should be determined primarily based on product lines or service lines. Required disclosures include: segment operating revenues and operating income, segment assets, capital expenditures and segment depreciation and amortization.

Under U.S. GAAP, SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information," adopted a management approach and requires a public enterprise to report certain financial and descriptive information about operating segments on a basis that is used internally by management for evaluating segment performance and allocating resources to segments.

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INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Bank of Yokohama, Ltd.:

We have audited the accompanying consolidated balance sheets of The Bank of Yokohama, Ltd. (the "Bank") and consolidated subsidiaries as of March 31, 2002, 2003 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for the fiscal years then ended, all expressed in Japanese yen. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and consolidated subsidiaries as of March 31, 2002, 2003 and 2004 and the consolidated results of their operations and their cash flows for the fiscal years then ended in conformity with accounting principles generally accepted in Japan.

As discussed in Note 2.s to the consolidated financial statements, the Bank and consolidated subsidiaries changed their method of accounting for dividend income as of April 1, 2002.

As discussed in Note 29.(1) to the consolidated financial statements, by May 10, 2004, all of the outstanding convertible bonds were converted into common stock or redeemed prior to maturity.

Our audits also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

Tokyo, Japan
June 25, 2004
(July 2, 2004 as to Note 29.(3))

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars) (Note 1)*
ASSETS:				
Cash and due from banks (Note 3)	¥ 1,109,666	¥ 493,925	¥ 556,767	*$ 5,270,926*
Call loans	61,900	19,436	28,002	*265,100*
Other debt purchased	20,658	62,341	149,257	*1,413,024*
Trading assets (Note 4)	52,310	72,529	121,130	*1,146,746*
Securities (Notes 5 and 11)	953,716	1,492,241	1,298,771	*12,295,481*
Loans and bills discounted (Notes 6 and 11)	7,593,463	7,833,029	7,946,846	*75,232,853*
Foreign exchange assets (Notes 6 and 7)	10,294	7,582	8,080	*76,502*
Other assets (Notes 8 and 11)	258,074	133,562	109,851	*1,039,967*
Premises and equipment (Note 9)	230,935	206,014	145,114	*1,373,798*
Deferred tax assets (Note 24)	147,824	139,518	73,686	*697,586*
Goodwill	156			
Customers' liabilities for acceptances and guarantees (Note 10)	436,138	303,666	307,039	*2,906,749*
Allowance for possible loan losses	(110,256)	(91,051)	(84,297)	*(798,044)*
TOTAL	¥ 10,764,882	¥ 10,672,796	¥ 10,660,252	*$ 100,920,688*

See notes to conso

LANCE SHEETS

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars) (Note 1)*
LIABILITIES:				
Deposits (Notes 11 and 12)	¥ 9,192,155	¥ 9,433,594	¥ 9,174,001	*$ 86,850,337*
Call money and bills sold (Note 11)	1,773	276	908	*8,600*
Trading liabilities (Note 4)	4,687	4,167	2,617	*24,780*
Borrowed money (Notes 11 and 13)	241,210	221,987	114,004	*1,079,282*
Foreign exchange liabilities (Note 7)	82	151	105	*997*
Bonds and notes (Note 14)	55,997	45,999	85,999	*814,163*
Convertible Bonds (Note 15)	60,000	60,000	53,176	*503,418*
Other liabilities (Note 16)	267,688	113,721	339,829	*3,217,169*
Liability for employees' retirement benefits (Note 17)	71	68	62	*588*
Reserve for possible losses on collateralized real estate loans sold	14,295	1,815		
Reserve for contingent liabilities	4,200			
Deferred tax liabilities (Note 24)	484			
Deferred tax liabilities for land revaluation surplus (Note 24)	23,369	22,536	23,011	*217,854*
Negative goodwill		1,450	49	*464*
Acceptances and guarantees (Note 10)	436,138	303,666	307,039	*2,906,749*
Total liabilities	¥ 10,302,156	¥ 10,209,435	¥ 10,100,805	*$ 95,624,401*
MINORITY INTERESTS	11,458	6,135	4,520	*42,795*
STOCKHOLDERS' EQUITY (Notes 18, 24 and 29):				
Capital stock:				
Common stock—authorized, 2,600,000 thousand shares; issued, 1,138,624 thousand shares in 2002, 1,138,644 thousand shares in 2003 and 1,154,928 thousand shares in 2004; preferred stock—authorized, 400,000 thousand shares; issued, 200,000 thousand shares in 2002, 2003 and 2004	184,799	184,803	188,223	*1,781,910*
Capital surplus	146,277	146,281	149,839	*1,418,536*
Retained earnings	103,433	113,613	154,132	*1,459,172*
Land revaluation surplus	32,942	33,206	32,289	*305,686*
Net unrealized gain (loss) on available-for-sale securities	(15,943)	(20,348)	30,838	*291,945*
Treasury stock—at cost, 608,370 shares in 2002, 693,934 shares in 2003 and 839,106 shares in 2004	(243)	(330)	(396)	*(3,757)*
Total stockholders' equity	451,267	457,225	554,926	*5,253,492*
TOTAL	¥10,764,882	¥10,672,796	¥10,660,252	*$100,920,688*

nancial statements.

CONSOLIDATED STATEMENTS OF INCOME

	For the fiscal year ended March 31,			
	2002	2003	2004	*2004*
	(millions of yen)			*(thousands of U.S. dollars) (Note 1)*
INCOME:				
Interest income:				
Interest on loans and discounts	¥ 165,882	¥ 157,135	¥ 159,933	*$ 1,514,093*
Interest and dividends on securities	20,142	18,486	14,495	*137,230*
Other interest income	7,814	2,032	1,484	*14,056*
Fees and commissions	37,813	38,938	43,214	*409,110*
Trading profits	636	975	771	*7,301*
Other operating income (Note 20)	60,749	56,343	21,624	*204,717*
Other income (Note 21)	17,865	17,575	18,150	*171,829*
Total income	310,904	291,488	259,674	*2,458,336*
EXPENSES:				
Interest expenses:				
Interest on deposits	14,471	4,183	2,600	*24,620*
Interest on borrowings and rediscounts	5,929	4,787	3,492	*33,066*
Other interest expenses	10,177	6,298	2,722	*25,770*
Fees and commissions	7,634	8,481	8,558	*81,028*
Trading losses	6	157		
Other operating expenses (Note 22)	44,430	45,906	13,628	*129,023*
General and administrative expenses	99,956	98,897	91,554	*866,750*
Provision for possible loan losses	14,416	7,194	9,865	*93,393*
Other expenses (Note 23)	81,493	84,699	44,210	*418,540*
Total expenses	278,516	260,605	176,633	*1,672,190*
INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS	32,387	30,883	83,040	*786,146*
INCOME TAXES (Note 24):				
Current	871	2,404	5,133	*48,596*
Deferred	11,963	11,073	29,661	*280,806*
Total income taxes	12,834	13,478	34,794	*329,402*
MINORITY INTERESTS IN NET INCOME (LOSS)	299	(508)	(800)	*(7,577)*
NET INCOME	¥ 19,852	¥ 16,896	¥ 47,445	*$ 449,167*
PER SHARE INFORMATION (Notes 2.r and 19):				
Basic net income per share	¥ 16.24	¥ 13.64	¥ 40.49	*$ 0.38*
Diluted net income per share	13.59	11.57	32.71	*0.31*
Dividend on common stock	5.00	5.00	5.00	*0.05*
Dividend on first series preferred stock	5.66	5.66	5.66	*0.05*
Dividend on second series preferred stock	9.46	9.46	9.46	*0.09*

See notes to consolidated financial statements.

THE BANK OF YOKOHAMA, LTD. AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the fiscal year ended March 31,

	Outstanding Number of Shares Common Stock	Outstanding Number of Shares Preferred Stock	Capital Stock	Capital Surplus	Retained Earnings	Land Revaluation Surplus	Net Unrealized Gain (Loss) on Available-for-sale Securities	Foreign Currency Translation Adjustment	Tre S
	(thousands)					(millions of yen)			
BALANCE, APRIL 1, 2001	1,137,924	200,000	¥ 184,799	¥ 146,277	¥ 86,868	¥ 33,253	¥ 4,049	¥ (80)	¥ (273)
Net income					19,852				
Cash dividends, ¥2.50 per share for common stock, ¥2.83 per share for first series preferred stock and ¥4.73 per share for second series preferred stock					(3,524)				
Reversal of land revaluation surplus					236	(310)			
Net decrease in treasury stock (91,045 shares)	91								30
Net increase in unrealized loss on available-for-sale securities							(19,992)		
Net increase in foreign currency translation adjustment								80	
BALANCE, MARCH 31, 2002	1,138,015	200,000	184,799	146,277	103,433	32,942	(15,943)		(243)
Net income					16,896				
Cash dividends, ¥5.00 per share for common stock, ¥5.66 per share for first series preferred stock and ¥9.46 per share for second series preferred stock					(7,049)				
Reversal of land revaluation surplus					333	263			
Net increase in treasury stock (85,564 shares)	(85)								(87)
Exercise of warrants	20		3	3					
Net increase in unrealized loss on available-for-sale securities							(4,405)		
BALANCE, MARCH 31, 2003	1,137,950	200,000	184,803	146,281	113,613	33,206	(20,348)		(330)
Net income					47,445				
Cash dividends, ¥5.00 per share for common stock, ¥5.66 per share for first series preferred stock and ¥9.46 per share for second series preferred stock					(7,049)				
Reversal of land revaluation surplus					262	(916)			
Adjustment to retained earnings due to merger				138	(138)				
Net increase in treasury stock (145,172 shares)	(145)				(1)				(66)
Exercise of warrants	37		7	7					
Conversion of convertible bonds	16,247		3,411	3,411					
Net increase in unrealized gain on available-for-sale securities							51,186		
BALANCE, MARCH 31, 2004	1,154,089	200,000	¥ 188,223	¥ 149,839	¥ 154,132	¥ 32,289	¥ 30,838		¥ (396)

	Capital Stock	*Capital Surplus*	*Retained Earnings*	*Land Revaluation Surplus*	*Net Unrealized Gain (Loss) on Available-for-sale Securities*	*Foreign Currency Translation Adjustment*	*Tre S*
			(thousands of U.S. dollars) (Note 1)				
BALANCE, MARCH 31, 2003	*$ 1,749,534*	*$ 1,384,848*	*$ 1,075,582*	*$ 314,362*	*$ (192,636)*		*$ (3,132)*
Net income			*449,167*				
Cash dividends, $0.05 per share for common stock, $0.05 per share for first series preferred stock and $0.09 per share for second series preferred stock			*(66,740)*				
Reversal of land revaluation surplus			*2,489*	*(8,676)*			
Adjustment to retained earnings due to merger		*1,312*	*(1,312)*				
Net increase in treasury stock (145,172 shares)			*(14)*				*(625)*
Exercise of warrants	*75*	*75*					
Conversion of convertible bonds	*32,301*	*32,301*					
Net increase in unrealized gain on available-for-sale securities					*484,581*		
BALANCE, MARCH 31, 2004	*$ 1,781,910*	*$ 1,418,536*	*$ 1,459,172*	*$ 305,686*	*$ 291,945*		*$ (3,757)*

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the fiscal year ended March 31,			
	2002	2003	2004	*2004*
	(millions of yen)			*(thousands of U.S. dollars) (Note 1)*
OPERATING ACTIVITIES:				
Income before income taxes and minority interests	¥ 32,387	¥ 30,883	¥ 83,040	*$ 786,146*
Adjustments to reconcile income before income taxes and minority interests to net cash provided by (used in) operating activities:				
Depreciation	36,814	33,811	7,742	*73,302*
Amortization of (negative) goodwill	113	(60)	1	*12*
Equity in earnings of associated companies			(370)	*(3,505)*
Decrease in allowance for possible loan losses	(5,277)	(19,187)	(5,928)	*(56,124)*
Decrease in allowance for possible losses on investments	(70)			
Decrease in reserve for possible losses on collateralized real estate loans sold	(8,397)	(12,479)	(1,815)	*(17,187)*
Increase (decrease) in reserve for contingent liabilities	422	(10)		
Increase (decrease) in liability for employees' retirement benefits	(110)	(1)	2	*23*
Interest income	(193,838)	(177,655)	(175,914)	*(1,665,379)*
Interest expenses	30,578	15,270	8,815	*83,456*
Losses on sales, write-down and redemption of securities—net	12,959	30,989	9,043	*85,618*
Foreign exchange losses (gains)—net	(2,176)	3,490	8,407	*79,597*
Losses on disposal of premises and equipment—net	1,335	948	678	*6,428*
Net decrease (increase) in trading assets	66,395	(20,218)	(48,601)	*(460,107)*
Net decrease in trading liabilities	(519)	(519)	(1,550)	*(14,675)*
Net decrease (increase) in loans	126,670	(230,127)	(55,426)	*(524,721)*
Net increase (decrease) in deposits	119,647	241,055	(261,942)	*(2,479,809)*
Net decrease in other borrowings	(39,653)	(19,222)	(104)	*(993)*
Net decrease in due from banks	11,281	24,196	5,460	*51,696*
Net decrease (increase) in call loans and others	147,280	780	(113,454)	*(1,074,075)*
Net increase (decrease) in margin money deposited under securities lending transactions	(69,316)	69,316		
Net increase (decrease) in call money and others	(130,811)	(1,497)	631	*5,983*
Net decrease (increase) in foreign exchange (assets)	(2,625)	2,711	(497)	*(4,714)*
Net increase (decrease) in foreign exchange (liabilities)	(79)	68	(46)	*(437)*
Interest and dividends received	208,413	196,359	191,428	*1,812,254*
Interest paid	(36,646)	(18,499)	(9,441)	*(89,385)*
Other—net	15,945	(106,211)	235,302	*2,227,611*
Subtotal	320,723	44,189	(124,536)	*(1,178,985)*
Income tax paid	(1,012)	(1,210)	(2,549)	*(24,137)*
Net cash provided by (used in) operating activities—(Forward)	¥ 319,711	¥ 42,979	¥ (127,085)	*$ (1,203,122)*

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the fiscal year ended March 31,			
	2002	2003	2004	*2004*
	(millions of yen)			*(thousands of U.S. dollars) (Note 1)*
Net cash provided by (used in) operating activities—(Forward)	¥ 319,711	¥ 42,979	¥ (127,085)	*$ (1,203,122)*
INVESTING ACTIVITIES:				
Purchases of securities	(769,562)	(2,291,322)	(2,160,662)	*(20,455,004)*
Proceeds from sales of securities	929,262	1,420,689	2,107,608	*19,952,750*
Proceeds from maturities of securities	292,712	271,594	297,884	*2,820,072*
Expenditures for premises and equipment	(23,503)	(22,867)	(5,314)	*(50,313)*
Proceeds from sales of premises and equipment	3,180	4,825	1,755	*16,621*
Proceeds from transfer of investments of a subsidiary accompanying change of scope of consolidation			2,418	*22,892*
Net cash provided by (used in) investing activities	432,088	(617,079)	243,690	*2,307,018*
FINANCING ACTIVITIES:				
Repayments of subordinated loans	(6,000)		(80,000)	*(757,360)*
Proceeds from subordinated bonds and convertible bonds	85,000		40,000	*378,680*
Repayments of subordinated bonds		(9,997)		
Issuance of common stock		7	15	*150*
Dividends paid	(3,524)	(7,049)	(7,049)	*(66,740)*
Dividends paid to minority interests stockholders	(20)	(140)		
Purchase of treasury stock	(100)	(282)	(75)	*(718)*
Proceeds from sales of treasury stock	152	50	8	*79*
Net cash provided by (used in) financing activities	75,507	(17,411)	(47,101)	*(445,909)*
FOREIGN CURRENCY TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	30	(33)	(42)	*(407)*
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	827,337	(591,544)	69,460	*657,580*
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	241,759	1,069,096	477,551	*4,520,985*
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 3)	¥ 1,069,096	¥ 477,551	¥ 547,011	*$ 5,178,565*
NONCASH FINANCING ACTIVITIES:				
Convertible bonds converted into common stock			¥ 3,411	*$ 32,301*
Convertible bonds converted into capital surplus			3,411	*32,301*

See notes to consolidated financial statements.

1. BASIS OF PRESENTATION

The accompanying consolidated financial statements of The Bank of Yokohama, Ltd. (the "Bank") and consolidated subsidiaries have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulation and the Enforcement Regulation for the Banking Law and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

In preparing the consolidated financial statements, certain reclassifications and rearrangements have been made to the financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan. In addition, certain reclassifications have been made in the 2002 and 2003 financial statements to conform to the classifications used in 2004.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Bank is incorporated and operates. As permitted by the Securities and Exchange Law of Japan, amounts less than one million yen have been omitted. As a result, the totals do not necessarily agree with the sum of the individual amounts. Yen amounts, other than per share amounts, have been rounded down to millions of yen. Yen amounts of per share amounts have been rounded down to two decimal places.

The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥105.63 to U.S.$1, the rate of exchange at March 31, 2004. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Principles of Consolidation***—The consolidated financial statements include the accounts of the Bank and its significant subsidiaries. The number of consolidated subsidiaries as of March 31, 2002, 2003 and 2004 was 15, 12 and 10, respectively. Hamagin Finance Co., Ltd. ("HFC") and Yokohama Business Service Co., Ltd. ("YBS"), which were previously consolidated until 2003, were not consolidated subsidiaries in 2004 because the Bank transferred a portion of its investment in HFC to Sumisho Lease Co., Ltd. and YBS was merged with the Bank in 2004.

Under the control or influence concept, those companies in which the Bank, directly or indirectly, is able to exercise control over operations are to be fully consolidated, and those companies over which the Bank, directly or indirectly, has the ability to exercise significant influence are accounted for by the equity method.

Of the consolidated subsidiaries, thirteen in 2002, ten in 2003 and eight in 2004 have a fiscal year ending on March 31, which is the same as the fiscal year of the Bank.

Two consolidated subsidiaries have a fiscal year ending on December 31, which differs from the Bank's fiscal year. The consolidated financial statements include the financial statements of these subsidiaries for their respective fiscal years after making appropriate adjustments for significant transactions during the periods from their respective year-ends to the date of the consolidated financial statements.

The consolidated financial statements do not include the accounts of two subsidiaries in 2002, five subsidiaries in 2003 and three subsidiaries in 2004, respectively, because the total assets, total income, net income and retained earnings of these entities would not have had material effects on the consolidated financial statements.

Investment in HFC was accounted for by the equity method in 2004. Investments in the three (two in 2002 and five in 2003) unconsolidated subsidiaries and one (five in 2002) associated company were stated at cost in 2004. If the equity method of accounting had been applied to the investments in these companies, the effect on the accompanying consolidated financial statements would not be material.

All significant intercompany balances, transactions and unrealized profits included in assets are eliminated in consolidation.

Goodwill and negative goodwill represent the differences between the cost of an acquisition and the fair value of the net assets of the acquired subsidiary at the date of acquisition. Goodwill and negative goodwill on acquisitions of subsidiaries are amortized using the straight-line method over 5 years.

b. ***Trading Purpose Transactions***—"Transactions for trading purposes" (the purpose of seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or market prices of securities and other market-related indices or from arbitrage opportunities) are included in "Trading assets" and "Trading liabilities" on a trade date basis. Trading securities and monetary claims purchased for trading purposes recorded in these accounts are stated at fair value and trading-related financial derivatives are stated at the amounts that would be settled if they were terminated at the end of the fiscal year.

Profit and losses on transactions for trading purposes are shown as "Trading profits" or "Trading losses" on a trade date basis.

c. ***Securities***—Securities are classified and accounted for, depending on management's intent, as follows: (1) held-to-maturity debt securities, which are expected to be held to maturity with the positive intent and ability to hold to maturity are stated at amortized cost computed by the straight-line method and (2) available-for-sale securities, which are not classified as held-to-maturity debt securities, are stated at fair value with unrealized gains and losses, net of applicable taxes, reported in a separate component of stockholders' equity. Non-marketable available-for-sale securities are stated at cost determined by the moving-average cost method.

For other than temporary declines in fair value, securities are reduced to net realizable value by a charge to income.

d. ***Premises and Equipment***—Premises and equipment are stated at cost less accumulated depreciation. Depreciation of premises and equipment owned by the Bank is computed by the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998.

The range of useful lives is from 2 to 60 years for buildings and from 2 to 20 years for equipment.

Depreciation of premises and equipment owned by consolidated subsidiaries is computed principally using the declining-balance method over the estimated useful lives of the assets and depreciation of leased property and equipment is provided on the straight-line method over the lease periods.

e. ***Software***—Cost of computer software obtained for internal use is amortized principally using the straight-line method over the estimated useful lives of 5 years.

f. ***Land Revaluation***—Under the "Law of Land Revaluation," promulgated on March 31, 1998 (and revised on March 31, 1999 and 2001), the Bank elected a one-time revaluation of its own-use land to a value based on a real estate appraisal as of March 31, 1998.

The resulting land revaluation surplus represents unrealized appreciation of land and is stated, net of income taxes, as a component of stockholders' equity. There is no effect on the consolidated statements of income. Continuous readjustment is not permitted unless the land value subsequently declines significantly such that the amount of the decline in value should be removed from the land revaluation surplus account and deferred tax liabilities. The details of the one-time revaluation as of March 31, 1998 were as follows:

		As of March 31, 1998
		(millions of yen)
Land before revaluation	¥	26,419
Land after revaluation		85,623
Land revaluation surplus	¥	59,204

The carrying amount of the land after the above one-time revaluation exceeded the market value by ¥26,657 million, ¥36,377 million and ¥38,961 million (*$368,852 thousand*) as of March 31, 2002, 2003 and 2004, respectively.

g. ***Stock and Bond Issue Costs***—Issuance costs of stocks and bonds are charged to income when paid.

h. ***Allowance for Possible Loan Losses***—The Bank and certain consolidated finance companies provide allowance for possible loan losses which is determined based on management's judgment and assessment of future losses based on their self-assessment systems. These systems reflect past experience of credit losses, possible credit losses, business and economic conditions, the character, quality and performance of the portfolio, value of collateral or guarantees and other pertinent indicators.

The Bank has implemented a self-assessment system to determine its asset quality. The quality of all loans is assessed by branches and the credit supervisory division with a subsequent audit by the asset review and inspection division in accordance with the Bank's policy and guidelines for self-assessment of asset quality.

The Bank has established a credit rating system under which its customers are classified into five categories. The credit rating system is used for self-assessment of asset quality. All loans are classified into five categories for self-assessment purposes: "normal," "in need of caution," "possible bankruptcy," "virtual bankruptcy" and "legal bankruptcy."

The allowance for possible loan losses is calculated based on the actual historical loss ratio for normal and in need of caution categories, and the fair value of the collateral for collateral-dependent loans and other factors of solvency including future cash flows for other categories. For claims to borrowers who are classified as possible bankruptcy or under restructured lending conditions, for which future cash flows could be reasonably estimated, an allowance is provided for the difference between the present value of expected future cash flows discounted at the contracted interest rate and carrying value of the claims.

For collateralized or guaranteed claims to borrowers who are in "virtual bankruptcy" or "legal bankruptcy," the amount exceeding the estimated value of collateral or guarantees has been deducted as deemed uncollectible, directly from those claims. As of March 31, 2002, 2003 and 2004, the deducted amounts were ¥216,902 million, ¥217,976 million and ¥182,068 million (*$1,723,639 thousand*), respectively.

The allowance for loans to specific foreign borrowers is provided based on the amount of expected losses due to the political and economic situation of their respective countries.

Other consolidated subsidiaries maintain allowances for possible loan losses which are provided as deemed necessary to cover expected losses based on their own experience.

i. ***Reserve for Possible Losses on Collateralized Real Estate Loans Sold***—The reserve for possible losses on loans collateralized by real estate sold to the Cooperative Credit Purchasing Company, Limited ("CCPC") was provided at an amount deemed necessary to cover possible losses based

on the estimated fair value of the real estate. In accordance with the terms of the loans collateralized by real estate sales contracts, the Bank was required to cover certain portions of losses incurred, as defined in the contract, when CCPC disposes of the real estate in satisfaction of debt.

j. ***Reserve for Contingent Liabilities***—The reserve for contingent liabilities was provided at an amount deemed necessary to cover possible losses based on the estimated fair value of loans sold under loan participation agreements.

k. ***Liability for Employees' Retirement Benefits***—The Bank and domestic consolidated subsidiaries have lump-sum retirement benefit plans. The Bank has a contributory funded defined benefit pension plan and a domestic consolidated subsidiary has a non-contributory funded pension plan covering substantially all of its employees. The Bank and domestic consolidated subsidiaries account for the liability for employees' retirement benefits based on projected benefit obligation and plan assets at the balance sheet date. Prior service cost is amortized using the straight-line method over 2 years. Net actuarial gain (loss) is amortized using the straight-line method over 15 years commencing from the next fiscal year of incurrence.

l. ***Leases***—All leases of the Bank and the consolidated domestic subsidiaries are accounted for as operating leases. Under the Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's consolidated financial statements.

m. ***Derivatives and Hedging Activities***—Derivative financial instruments are classified and accounted for as follows: (a) all derivatives except those entered into for trading purposes will be recognized as either assets or liabilities and measured at fair value with gains or losses on derivative transactions recognized in the statements of income, and (b) for derivatives used for hedging purposes, if derivatives qualify for hedge accounting because of high correlation and effectiveness between the hedging instruments and the hedged items, gains or losses on derivatives are deferred until maturity of the hedged transactions ("deferral hedge accounting").

Prior April 1, 2003, the Bank applied a "macro-hedge," which was permitted for Japanese banks pursuant to the Japanese Institute of Certified Public Accountants ("JICPA") Industry Audit Committee Report No. 15 and the transitional treatment of the JICPA Industry Audit Committee Report No. 24, respectively, for interest rate derivatives to manage interest rate risk from various financial assets and liabilities as a whole. Macro-hedge accounting permitted interest rate swaps which qualify for hedge accounting and meet specific matching criteria not to be remeasured at market value but for the differential paid or received under the swap agreements to be recognized and included in interest expenses or income.

Effective April 1, 2003, the Bank has applied the main accounting rules of JICPA Industry Audit Committee Report No. 24. Under these main rules, the effectiveness of a fair value hedge is assessed by each of identified group of hedge deposits, loans and similar instruments and by corresponding group of hedging instruments such as interest rate swaps in the same maturity category. Also, under these main rules, the effectiveness of cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.

Deferred hedge gains or losses recorded in the previous periods under the macro-hedge are amortized as income or expenses over remaining maturities of up to five years of the respective hedging instruments. The unamortized balance of deferred hedge gains and losses under macro-hedge as of March 31, 2004 were ¥2,841 million (*$26,902 thousand*) and ¥4,376 million (*$41,434 thousand*), respectively.

Prior to April 1, 2003, the Bank applied the JICPA Industry Audit Committee Report No. 20 and the transitional treatment of the JICPA Industry Audit Committee Report No. 25, respectively, which permitted that the currency swaps and funding swaps for the purpose of currency exchange were accounted for by accrual basis. Effective April 1, 2003, the Bank applied deferral hedge accounting for such currency swaps and funding swaps based on the main rules of JICPA Industry Audit Committee Report No. 25.

As a result of the application of the main rules, other assets and other liabilities decreased by ¥74 million (*$705 thousand*) as of March 31, 2004, respectively, as compared to under the previous method. The application of the main rules did not affect the Bank's results of operations. Also as a result of the application of the main rules, unrealized transaction gain and losses for foreign currency forward transactions that were previously presented on a net basis are now recorded on a gross basis as derivative financial instruments in other assets and other liabilities. This change resulted in increases of other assets and other liabilities of ¥987 million (*$9,350 thousand*), respectively, as of March 31, 2004.

n. ***Translation of Foreign Currencies***—The financial statements of foreign consolidated subsidiaries are translated into Japanese yen at exchange rates as of the balance sheet date, except for stockholders' equity which is translated at the historical exchange rate. Differences arising from such translations are shown as "Foreign currency translation adjustment" as a separate component of stockholders' equity.

Assets and liabilities denominated in foreign currencies held by the Bank have been translated at exchange rates prevailing as of the balance sheet date.

Foreign currency accounts held by consolidated foreign subsidiaries are translated into the currency of the subsidiaries at the respective year-end exchange rates.

o. ***Income Taxes***—The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences. A valuation allowance is provided for any portion of the deferred tax assets if it is considered more likely than not that they will not be realized.

p. ***Cash and Cash Equivalents***—For the purpose of the consolidated statements of cash flows, cash and cash equivalents represent cash and amounts due from the Bank of Japan.

q. ***Cash Dividends***—Cash dividends charged to retained earnings are those actually paid during the year and represent year-end dividends for the preceding year and interim dividends for the current year.

r. ***Per Share Information***—Effective April 1, 2002, the Bank adopted a new accounting standard for earnings per share of common stock issued by the Accounting Standards Board of Japan. Under the new standard, basic net income per share is computed by dividing net income available to common stockholders, which is more precisely computed than under previous practices, by the weighted-average number of shares of common stock outstanding for the period, retroactively adjusted for stock splits.

Diluted net income per share reflects the potential dilution that could occur if securities were exercised or converted into common stock. Diluted net income per share of common stock assumes full conversion of the outstanding convertible notes and bonds at the beginning of the year (or at the time of issuance) with an applicable adjustment for related interest expense, net of tax, and full exercise of outstanding warrants. Basic net income and diluted net income per share for the fiscal year ended March 31, 2002, were recomputed in accordance with the new standard.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

s. ***Accounting Change***—Prior to April 1, 2002, dividend income from marketable equity securities was recorded upon receipt from investees. Effective April 1, 2002, the Bank and consolidated subsidiaries have recorded accrued dividends on the day following the ex-dividend date, based on the actual dividend of the previous year or the published prospective dividend of each investee.

The effect of this change was to increase total income and income before income taxes and minority interests for the fiscal year ended March 31, 2003, by ¥1,436 million.

t. ***New Accounting Pronouncements***— In August 2002, the Business Accounting Council issued a Statement of Opinion, "Accounting for Impairment of Fixed Assets", and in October 2003, the Accounting Standards Board of Japan (ASB) issued ASB Guidance No. 6, "Guidance for Accounting Standard for Impairment of Fixed Assets". These new pronouncements are effective for fiscal years beginning on or after April 1, 2005 with early adoption permitted for fiscal years ending on or after March 31, 2004.

The new accounting standards require an entity to review its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. An impairment loss would be recognized if the carrying amount of an asset or asset group exceeds the sum of the undiscounted future cash flows expected to result from the continued use and eventual disposition of the asset or asset group. The impairment loss would be measured as the amount by which the carrying amount of the asset or asset group exceeds its recoverable amount, which is the higher of the discounted cash flows from the continued use and eventual disposition of the asset or asset group or the net selling price at disposition.

The Bank is currently in the process of assessing the effect of adoption of these pronouncements.

3. CASH AND CASH EQUIVALENTS

The reconciliations of "Cash and cash equivalents" and "Cash and due from banks" in the consolidated balance sheets as of March 31, 2002, 2003 and 2004, were as follows:

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Cash and due from banks	¥ 1,109,666	¥ 493,925	¥ 556,767	*$ 5,270,926*
Interest-bearing deposits included in due from banks (other than deposits with the Bank of Japan)	(40,569)	(16,373)	(9,756)	*(92,361)*
Cash and cash equivalents	¥ 1,069,096	¥ 477,551	¥ 547,011	*$ 5,178,565*

4. TRADING ASSETS AND LIABILITIES

Trading assets and liabilities as of March 31, 2002, 2003 and 2004, consisted of the following:

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Trading assets:				
Trading securities	¥ 47,716	¥ 68,572	¥ 118,720	*$ 1,123,925*
Trading-related financial derivatives	4,594	3,956	2,410	*22,821*
Total	¥ 52,310	¥ 72,529	¥ 121,130	*$ 1,146,746*
Trading liabilities—				
Trading-related financial derivatives	¥ 4,687	¥ 4,167	¥ 2,617	*$ 24,780*

5. SECURITIES

Securities as of March 31, 2002, 2003 and 2004, consisted of the following:

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Japanese national government bonds	¥ 141,448	¥ 520,937	¥ 265,160	*$ 2,510,279*
Japanese local government bonds	205,984	293,117	274,692	*2,600,515*
Japanese corporate bonds	283,314	389,247	470,648	*4,455,630*
Japanese corporate stocks	242,567	189,865	218,148	*2,065,214*
Other securities	80,400	99,073	70,121	*663,843*
Total	¥ 953,716	¥ 1,492,241	¥ 1,298,771	*$ 12,295,481*

The carrying amounts and aggregate fair value of securities as of March 31, 2002, 2003 and 2004, were as follows:

	As of March 31, 2002			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(millions of yen)			
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 261,264	¥ 15,439	¥ 49,736	¥ 226,966
Debt securities	572,491	7,860	100	580,251
Other securities	45,731	385	86	46,030
Held-to-maturity	10,049			10,049

	As of March 31, 2003			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(millions of yen)			
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 212,751	¥ 8,257	¥ 48,498	¥ 172,511
Debt securities	1,118,506	5,559	651	1,123,414
Other securities	131,575	1,134	126	132,584
Held-to-maturity	23,198	62	107	23,153

	As of March 31, 2004			
	Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(millions of yen)			
Securities classified as:				
Available-for-sale:				
Equity securities	¥ 148,676	¥ 62,366	¥ 13,254	¥ 197,787
Debt securities	848,542	2,881	763	850,659
Other securities	192,629	1,070	412	193,287
Held-to-maturity	13,297	17	100	13,214

	As of March 31, 2004			
	Cost	*Unrealized Gains*	*Unrealized Losses*	*Fair Value*
	(thousands of U.S. dollars)			
Securities classified as:				
Available-for-sale:				
Equity securities	*$ 1,407,518*	*$ 590,422*	*$ 125,480*	*$ 1,872,460*
Debt securities	*8,033,155*	*27,274*	*7,226*	*8,053,203*
Other securities	*1,823,621*	*10,138*	*3,905*	*1,829,854*
Held-to-maturity	*125,886*	*169*	*951*	*125,104*

Principal items of securities whose fair value were not readily determinable as of March 31, 2002, 2003 and 2004, were as follows:

	As of March 31,			
	2002	2003	2004	*2004*
	(millions of yen)			*(thousands of U.S. dollars)*
Available-for-sale	¥ 15,188	¥ 16,967	¥ 37,772	*$ 357,597*
Held-to-maturity	72,702	62,094	148,530	*1,406,144*

Proceeds from sales by early redemption of held-to-maturity debt securities for the fiscal years ended March 31, 2002 and 2004 were ¥222 million and ¥250 million (*$2,367 thousand*), respectively. Net realized gains on these sales, computed on the amortized cost basis, were ¥11 million and ¥8 million (*$83 thousand*) for the fiscal years ended March 31, 2002 and 2004, respectively. Transfer of held-to-maturity debt securities to available-for-sale securities due to deterioration of issuers' creditworthiness amounts to ¥86 million, ¥99 million and ¥549 million (*$5,202 thousand*) for the fiscal years ended March 31, 2002, 2003 and 2004, respectively.

Proceeds from sales of available-for-sale securities and gross realized gains and losses on these sales, computed on the moving average cost basis for the fiscal years ended March 31, 2002, 2003 and 2004 were as follows:

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Proceeds from sales of available-for-sale securities	¥ 921,635	¥ 1,418,461	¥ 2,107,310	*$ 19,949,922*
Gross realized gains	25,811	12,446	9,560	*90,510*
Gross realized losses	14,286	8,818	16,218	*153,543*

The carrying values of debt securities with specific maturities by contractual maturities for securities classified as available-for-sale and held-to-maturity as of March 31, 2004, were as follows:

	As of March 31, 2004			
	Due in 1 Year or Less	Due after 1 Year through 5 Years	Due after 5 Years through 10 Years	Due after 10 Years
		(millions of yen)		
Bonds	¥ 294,754	¥ 668,724	¥ 25,511	¥ 21,510
Other	13,587	115,525	8,086	76,418
Total	¥ 308,341	¥ 784,249	¥ 33,598	¥ 97,928

	As of March 31, 2004			
	Due in 1 Year or Less	*Due after 1 Year through 5 Years*	*Due after 5 Years through 10 Years*	*Due after 10 Years*
		(thousands of U.S. dollars)		
Bonds	*$ 2,790,446*	*$ 6,330,819*	*$ 241,521*	*$ 203,638*
Other	*128,629*	*1,093,681*	*76,560*	*723,453*
Total	*$ 2,919,075*	*$ 7,424,500*	*$ 318,081*	*$ 927,091*

Securities also include corporate stocks in unconsolidated subsidiaries and associated companies, which totaled ¥406 million, ¥386 million and ¥931 million (*$8,818 thousand*) as of March 31, 2002, 2003 and 2004, respectively.

6. LOANS AND BILLS DISCOUNTED

Loans and bills discounted as of March 31, 2002, 2003 and 2004, consisted of the following:

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Bills discounted	¥ 122,971	¥ 92,510	¥ 83,976	*$ 795,009*
Loans on bills	685,828	609,910	582,416	*5,513,738*
Loans on deeds	5,265,379	5,495,703	5,782,645	*54,744,349*
Overdrafts	1,519,283	1,634,905	1,497,807	*14,179,757*
Total	¥ 7,593,463	¥ 7,833,029	¥ 7,946,846	*$ 75,232,853*

"Past due loans" include loans classified as "possible bankruptcy" and "virtual bankruptcy" under the Bank's self-assessment guidelines. Accrued interest receivables for these categories are not recognized as accruals for accounting purposes. The loans and bills discounted include "loans to borrowers in bankruptcy" totaling ¥28,270 million, ¥15,250 million and ¥14,952 million (*$141,551 thousand*) as of March 31, 2002, 2003 and 2004, respectively, as well as "past due loans" totaling ¥311,160 million, ¥244,736 million and ¥219,935 million (*$2,082,129 thousand*) as of March 31, 2002, 2003 and 2004, respectively.

In addition to "past due loans" as defined, certain other loans classified as "in need of caution" under the Bank's self-assessment guidelines include "accruing loans contractually past due for three months or more." "accruing loans contractually past due for three months or more" are loans on which the principal and/or interest is three months or more past due but exclude "loans to borrowers in bankruptcy" or "past due loans." The balances of "accruing loans contractually past due for three months or more" as of March 31, 2002, 2003 and 2004, were ¥13,131 million, ¥15,255 million and ¥8,053 million (*$76,244 thousand*), respectively.

"Restructured loans" are loans of which the Bank and its subsidiaries have restructured lending conditions, such as by a reduction of the original interest rate, forbearance of interest payments, principal repayments or renunciation of claims to support the borrowers' reorganization, but exclude "loans to borrowers in bankruptcy," "past due loans" or "accruing loans contractually past due for three months or more." The outstanding balance of "restructured loans" as of March 31, 2002, 2003 and 2004, were ¥136,070 million, ¥119,017 million and ¥82,874 million (*$784,576 thousand*), respectively.

The allowance for possible loan losses is not deducted from the amounts of loans shown in the above three paragraphs.

Contracts of overdraft facilities and loan commitment limits are the contracts under which the Bank lends to customers up to the prescribed limits in response to customers' application for loans as long as there is no violation of any condition in the contracts. As of March 31, 2002, 2003 and 2004, the amounts of unused commitments were ¥1,093,562 million, ¥926,712 million and ¥1,245,096 million (*$11,787,337 thousand*), respectively. As of March 31, 2002, 2003 and 2004, the amounts of unused commitments whose original contract terms were within one year were ¥609,618 million, ¥439,344 million and ¥838,663 million (*$7,939,636 thousand*), respectively.

Since many of these commitments expire without being drawn down, the unused amount does not necessarily represent a future cash requirement. Most of these contracts have conditions whereby the Bank can refuse customers' application for loans or decrease the contract limits for proper reason (e.g., changes in financial situation, deterioration in customers' creditworthiness). At the inception of contracts, the Bank obtains real estate, securities or other assets as collateral if considered to be necessary. Subsequently, the Bank performs periodic reviews of the customers' business results based on internal rules, and takes necessary measures to reconsider conditions in contracts and/or require additional collateral and guarantees.

Discounting bills is treated as secured lending transactions. As of March 31, 2002, 2003 and 2004, the Bank has right by contract or custom to sell or repledge bills discounted and foreign exchange bills bought and their total face value was ¥122,971 million (bills discounted only), ¥96,722 million and ¥88,127 million (*$834,300 thousand*), respectively.

7. FOREIGN EXCHANGES

Foreign exchange assets and liabilities as of March 31, 2002, 2003 and 2004, consisted of the following:

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Assets				
Foreign exchange bills bought	¥ 4,362	¥ 4,212	¥ 4,150	*$ 39,291*
Foreign exchange bills receivable	3,143	2,262	2,968	*28,098*
Due from foreign correspondent accounts	2,787	1,107	962	*9,113*
Total	¥ 10,294	¥ 7,582	¥ 8,080	*$ 76,502*
Liabilities				
Foreign exchange bills sold	¥ 36	¥ 128	¥ 48	*$ 460*
Foreign exchange bills payable	25	20	50	*476*
Due to foreign correspondent accounts	20	2	6	*61*
Total	¥ 82	¥ 151	¥ 105	*$ 997*

8. OTHER ASSETS

Other assets as of March 31, 2002, 2003 and 2004, consisted of the following:

	As of March 31,			
	2002	2003	2004	2004
	(millions of yen)			(thousands of U.S. dollars)
Accrued income	¥ 22,658	¥ 16,665	¥ 13,637	$ *129,103*
Prepaid expenses	18,946	23,902	27,888	*264,019*
Margin money deposited under securities lending transactions	69,316			
Securities deposited	65,700			
Financial derivatives	12,343	8,101	12,969	*122,783*
Deferred hedge losses	7,587	3,626	1,240	*11,748*
Other	61,522	81,266	54,115	*512,314*
Total	¥ 258,074	¥ 133,562	¥ 109,851	$ *1,039,967*

9. PREMISES AND EQUIPMENT

The accumulated depreciation of premises and equipment as of March 31, 2002, 2003 and 2004 amounted to ¥262,132 million, ¥254,973 million and ¥103,823 million (*$982,895 thousand*), respectively.

Premises and equipment included security deposits amounting to ¥9,877 million, ¥10,087 million and ¥9,525 million (*$90,177 thousand*) as of March 31, 2002, 2003 and 2004, respectively.

10. CUSTOMERS' LIABILITIES FOR ACCEPTANCES AND GUARANTEES

All contingent liabilities arising from acceptances and guarantees are reflected in acceptances and guarantees. As a contra account, customers' liabilities for acceptances and guarantees are presented as assets, representing the Bank's and certain consolidated subsidiaries' rights of indemnity from the applicants.

11. ASSETS PLEDGED

Assets pledged as collateral and their relevant liabilities as of March 31, 2002, 2003 and 2004 were as follows:

	As of March 31,			
	2002	2003	2004	2004
	(millions of yen)			(thousands of U.S. dollars)
Assets pledged as collateral:				
Securities	¥ 132,222	¥ 540,385	¥ 333,832	$ *3,160,398*
Loans and bills discounted	12,299	41,639	24,552	*232,438*
Other assets	65,700			
Relevant liabilities to above assets:				
Deposits	40,316	54,083	25,434	*240,785*
Call money and bills sold	1,590			

Additionally, securities amounting to ¥110,389 million, ¥140,914 million and ¥634,283 million (*$6,004,766 thousand*) as of March 31, 2002, 2003 and 2004, respectively, and other assets amounting to ¥247 million (*$2,346 thousand*) as of March 31, 2004 were pledged as collateral for transactions such as exchange settlement transactions or as substitute securities for initial margin on futures transactions and others. Other than the items shown above, rights under finance leases amounting to ¥8,057 million were pledged for borrowed money amounting to ¥4,250 million as of March 31, 2002.

Other assets included deposits on futures transactions amounting to ¥13 million and margin money deposited under securities lending transactions amounting to ¥69,316 million as of March 31, 2002.

12. DEPOSITS

Deposits as of March 31, 2002, 2003 and 2004, consisted of the following:

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Current deposits	¥ 491,107	¥ 657,693	¥ 569,018	*$ 5,386,905*
Ordinary deposits	4,053,355	4,625,968	4,737,950	*44,854,210*
Savings deposits	325,297	313,077	307,635	*2,912,385*
Deposits at notice	118,928	72,489	83,879	*794,088*
Time deposits	3,837,913	3,483,683	3,241,933	*30,691,411*
Negotiable certificates of deposit	93,150	69,488	48,059	*454,975*
Other deposits	272,404	211,192	185,524	*1,756,363*
Total	¥ 9,192,155	¥ 9,433,594	¥ 9,174,001	*$ 86,850,337*

13. BORROWED MONEY

As of March 31, 2002, 2003 and 2004, the weighted average annual interest rates applicable to borrowed money were 2.2%, 2.1% and 2.2%, respectively.

Borrowed money includes rediscounted bills and borrowings from the Bank of Japan and other financial institutions. In addition, as of March 31, 2002, 2003 and 2004, borrowed money included subordinated debt totaling ¥159,000 million, ¥159,000 million and ¥79,000 million (*$747,894 thousand*), respectively, of which ¥120,000 million, ¥120,000 million and ¥50,000 million (*$473,350 thousand*) as of March 31, 2002, 2003 and 2004, respectively, was subordinated debt from the Resolution and Collection Corporation (the "RCC"), a Japanese governmental entity.

Annual maturities of borrowed money as of March 31, 2004, were as follows:

Fiscal year ending March 31,	(millions of yen)	*(thousands of U.S. dollars)*
2005	¥ 30,564	*$ 289,349*
2006	1,123	*10,633*
2007	2,857	*27,048*
2008	210	*1,996*
2009	220	*2,083*
2010 and thereafter	79,029	*748,173*
Total	¥ 114,004	*$ 1,079,282*

14. BONDS AND NOTES

Bonds and notes as of March 31, 2002, 2003 and 2004, consisted of the following:

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due April 2010, 2.25% interest until April 2005	¥ 10,000	¥ 10,000	¥ 10,000	*$ 94,670*
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due September 2010, 2.0% interest until September 2005	10,000	10,000	10,000	*94,670*
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due May 2011, 1.53% interest until May 2006	10,000	10,000	10,000	*94,670*
Unsecured floating subordinated bonds, payable in Japanese yen, due May 2011, interest of 1.09% in 2002, 1.08% in 2003 and 1.07% in 2004	5,000	5,000	5,000	*47,335*
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due June 2011, 1.5% interest until June 2006	5,000	5,000	5,000	*47,335*
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due September 2011, 1.55% interest until September 2006	5,000	5,000	5,000	*47,335*
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due August 2013, 1.23% interest until August 2008			20,000	*189,340*
Unsecured fixed and floating subordinated bonds, payable in Japanese yen, due February 2014, 1.35% interest until February 2009			20,000	*189,340*
Unsecured floating subordinated notes, payable in Japanese yen, due in November 2010, interest of 0.94% in 2002, 0.78% in 2003 and 0.77% in 2004	999	999	999	*9,468*
Unsecured floating subordinated notes, payable in Japanese yen, due in July 2007, 0.78% interest in 2002	6,000			
Unsecured floating subordinated notes, payable in U.S. dollars, due in July 2007, 6.02% interest in 2002	3,997			
Total	¥ 55,997	¥ 45,999	¥ 85,999	*$ 814,163*

Unsecured floating subordinated notes, payable in Japanese yen, due in July 2007 and unsecured floating subordinated notes, payable in U.S. dollars, due in July 2007, were redeemed prior to maturity in July 2002.

Annual maturities of bonds and notes as of March 31, 2004, were as follows:

Fiscal year ending March 31,	(millions of yen)	*(thousands of U.S. dollars)*
2010 and thereafter	¥ 85,999	*$ 814,163*

15. CONVERTIBLE BONDS

Convertible bonds as of March 31, 2002, 2003 and 2004, consisted of the following:

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Zero coupon unsecured 4th convertible bonds with 120% call option, payable in Japanese yen, due in September 2004	¥ 60,000	¥ 60,000	¥ 53,176	*$ 503,418*

The convertible bonds are convertible into common stock of the Bank from December 3, 2001 to September 29, 2004 (See Note 29.(1)). The convertible bonds outstanding as of March 31, 2004 were convertible into 126,609 thousand shares of the Bank's common stock at the conversion price of ¥420 per share. According to fluctuations in the market price of the Bank's common stock, the conversion price of the convertible bonds will be modified downwards within 80% of the above initial conversion price, and the convertible bonds may be redeemed prior to maturity in whole or in part at price 100% of the principal

amount. The conversion price of the convertible bonds is subject to adjustment to reflect stock splits and certain events.

16. OTHER LIABILITIES

Other liabilities as of March 31, 2002, 2003 and 2004, consisted of the following:

	As of March 31,			
	2002	2003	2004	*2004*
	(millions of yen)			*(thousands of U.S. dollars)*
Domestic exchange settlement account credit (see below)	¥ 4,594	¥ 4,107	¥ 4,136	*$ 39,164*
Accrued expenses	28,059	21,727	10,154	*96,128*
Unearned income	24,093	27,560	28,170	*266,689*
Accrued income taxes	1,054	2,158	4,278	*40,503*
Securities borrowed	65,700			
Financial derivatives	20,022	11,997	13,493	*127,741*
Other	124,163	46,169	279,596	*2,646,944*
Total	¥ 267,688	¥ 113,721	¥ 339,829	*$ 3,217,169*

The domestic exchange settlement account consists of outstanding remittance bills from other banks and/or collection bills for which the Bank has received notices for payment from other banks which have not been settled.

17. EMPLOYEES' RETIREMENT BENEFITS

Under the unfunded lump-sum retirement benefit plans, the employees of the Bank and its domestic consolidated subsidiaries terminating their employment are, under most circumstances, entitled to lump-sum payments determined by reference to basic rates of pay at the time of termination, length of service and conditions under which the termination occurs.

In addition, under the pension plan of the Bank, employees terminating their employment after more than 15 years of participation are entitled to pension benefits.

The Bank's contributory funded defined benefit pension plan, which is established under the Japanese Welfare Pension Insurance Law, covers a substitutional portion of the governmental pension program managed by the Bank on behalf of the government and a corporate portion established at the discretion of the Bank. According to the enactment of the Defined Benefit Pension Plan Law in April 2002, the Bank applied for an exemption from obligation to pay benefits for future employee services related to the substitutional portion which would result in the transfer of the pension obligations and related assets to the government by another subsequent application. The Bank obtained an approval of exemption from future obligation by the Ministry of Health, Labor and Welfare on March 1, 2003.

As a result of this exemption, the Bank recognized a gain on exemption from future pension obligations of the governmental program in the amount of ¥3,536 million in accordance with a transitional measurement of the accounting standard for employees' retirement benefits for the fiscal year ended March 31, 2003. The substitutional portion of the plan assets which would be transferred to the government as measured as of March 31, 2003 was approximately ¥28,833 million.

The Bank implemented a cash balance pension plan and pension point system in July 2003 by which the former qualified defined benefit pensions plan and the severance lump-sum payment plan were revised. In connection with this change, prior service cost of ¥6,135 million (*$58,082 thousand*) was recorded as a reduction of projected benefit obligations for the fiscal year ended March 31, 2004.

The Bank introduced a defined contribution pension plan and advance payment plan ("New Plans") in July 2003 by which a portion of severance lump-sum payment plan was terminated. The Bank recognized a loss on termination of a portion of severance lump-sum payment plan and introduction of the New Plans in the amount of ¥2,211 million (*$20,937 thousand*) for the fiscal year ended March 31, 2004.

The liability (asset) for employees' retirement benefits as of March 31, 2002, 2003 and 2004, consisted of the following:

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Projected benefit obligation	¥ (117,512)	¥ (77,680)	¥ (68,103)	*$ (644,739)*
Fair value of plan assets	87,557	47,561	61,925	*586,246*
Unfunded projected benefit obligation	(29,955)	(30,118)	(6,178)	*(58,493)*
Unrecognized prior service cost			(3,834)	*(36,301)*
Unrecognized actuarial loss	46,004	52,028	36,329	*343,930*
Net liability recognized	16,049	21,910	26,316	*249,136*
Prepaid pension cost	16,121	21,978	26,378	*249,724*
Liability for employees' retirement benefits	¥ (71)	¥ (68)	¥ (62)	*$ (588)*

The component of net periodic retirement benefit costs for the fiscal years ended March 31, 2002, 2003 and 2004, were as follows:

	For the fiscal year ended March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Service cost	¥ 2,315	¥ 2,269	¥ 1,354	*$ 12,827*
Interest cost	3,754	3,405	1,806	*17,103*
Expected return on plan assets	(3,387)	(2,914)	(1,370)	*(12,975)*
Amortization of prior service cost	(3,176)		(2,300)	*(21,781)*
Recognized actuarial loss	1,679	3,086	3,545	*33,567*
Gain on exemption of substitutional portion of the governmental pension program		(3,536)		
Loss on termination of a portion of unfunded lump-sum retirement benefit plans and introduction of the defined contribution plan and advance payment plan			2,211	*20,937*
Other retirement costs (non-actuarial basis cost)	4,406	3,441	3,262	*30,890*
Net periodic retirements benefit costs	¥ 5,591	¥ 5,751	¥ 8,510	*$ 80,568*

Assumptions used for the fiscal years ended March 31, 2002, 2003 and 2004, were set forth as follows:

	For the fiscal year ended March 31,		
	2002	2003	2004
Discount rate	3.00%	2.50%	2.50%
Expected rate of return on plan assets	4.50%	4.00%	3.50%
Amortization period of prior service cost	2 years		2 years
Recognition period of actuarial gain/loss	15 years	15 years	15 years

18. STOCKHOLDERS' EQUITY

As of March 31, 2002, 2003 and 2004, the authorized number of shares were 2,600,000 thousand shares of common stock and 400,000 thousand shares of non-voting, non-cumulative preferred stock.

Japanese banks are subject to the Japanese Commercial Code (the "Code") and the Banking Law to which certain amendments became effective from October 1, 2001.

The Code was revised whereby common stock par value was eliminated resulting in all shares being recorded with no par value and at least 50% of the issue price of new shares is required to be recorded as common stock and the remaining net proceeds as additional paid-in capital, which is included in capital surplus. The Code permits Japanese companies, upon approval of the Board of Directors, to issue shares to existing stockholders without consideration as a stock split. Such issuance of shares generally does not give rise to changes within the stockholders' accounts.

The revised Banking Law provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain other appropriations of retained earnings associated with cash outlays applicable to each period shall be appropriated as a legal reserve (a component of retained earnings) until such reserve and additional paid-in capital equals 100% of stated capital. The amount of total additional paid-in capital and legal reserve that exceeds 100% of the stated capital may be available for dividends by resolution of the stockholders. The Bank's legal reserve amounts, which were included in retained earnings, totaled ¥33,092 million, ¥34,512 million and ¥35,934 million (*$340,194 thousand*) as of March 31, 2002, 2003 and 2004, respectively. In addition, the Code permits the transfer of a portion of additional paid-in capital and legal reserve to the stated capital by resolution of the Board of Directors.

The revised Code eliminated restrictions on the repurchase and use of treasury stock allowing Japanese companies to repurchase treasury stock by a resolution of the stockholders at the general stockholders meeting and dispose of such treasury stock by resolution of the Board of Directors beginning April 1, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general stockholders meeting.

The amount of retained earnings available for dividends under the Code was ¥114,618 million (*$1,085,091 thousand*) as of March 31, 2004, based on the amount recorded in the Bank's general books of account. In addition to the provision that requires an appropriation for a legal reserve in connection with the cash payment, the Code imposes certain limitations on the amount of retained earnings available for dividends.

Dividends are approved by the stockholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

Effective April 1, 2002, the Bank and consolidated subsidiaries have adopted a new accounting standard for treasury stock and reversal of legal reserves issued by Accounting Standards Board of Japan. The effect of this adoption was not material for the Bank and consolidated subsidiaries.

On March 31, 1999, the Bank issued 200,000,000 shares of non-voting, non-cumulative preferred stock to the RCC at ¥500 per share (140,000,000 shares of first series preferred stock and 60,000,000 shares of second series preferred stock), which were convertible into shares of common stock at a conversion price of ¥397.90 per share as of March 31, 2004. The conversion price to the common stock is to be modified on July 31 annually from 1999 to 2008. The preferred stockholder shall be entitled, in priority to any payment of dividends on or in respect of any other class of shares, to an annual dividend of ¥5.66 (first series preferred stock) and ¥9.46 (second series preferred stock) per share. Preferred stockholders receive liquidation preference of ¥500 per share and do not have the right to participate in any further liquidation distribution.

Shares of first series preferred stock are convertible on or after August 1, 2001, and up to and including July 30, 2009, at the option of the preferred stockholder. Shares of second series preferred stock are convertible on or after August 1, 2004, and up to and including July 30, 2009, at the option of the preferred stockholder. Unless previously converted at the option of the preferred stockholder, all outstanding preferred stock will be mandatorily exchanged for fully paid shares of common stock on July 31, 2009, at the number of shares of common stock calculated by the average market price per share during a certain period preceding July 31, 2009.

19. PER SHARE INFORMATION

Reconciliation of the differences between basic and diluted net income per share ("EPS") for the fiscal years ended March 31, 2002, 2003 and 2004, is as follows:

For the fiscal year ended March 31, 2002	Net Income	Weighted-average Shares	EPS
	(millions of yen)	(thousands of shares)	(yen)
Basic EPS—Net income available to common stockholders	¥ 18,492	1,138,572	¥ 16.24
Effect of dilutive securities:			
Warrants		61	
Convertible bonds		114,285	
Preferred stocks	1,360	207,727	
Diluted EPS—Net income for computation	¥ 19,852	1,460,647	¥ 13.59
For the fiscal year ended March 31, 2003			
Basic EPS—Net income available to common stockholders	¥ 15,536	1,138,219	¥ 13.64
Effect of dilutive securities:			
Warrants		65	
Convertible bonds		114,285	
Preferred stocks	1,360	207,727	
Diluted EPS—Net income for computation	¥ 16,896	1,460,298	¥ 11.57

For the fiscal year ended March 31, 2004	Net Income	Weighted-average Shares	EPS	
	(millions of yen)	(thousands of shares)	(yen)	*(U.S. dollars)*
Basic EPS—Net income available to common stockholders	¥ 46,085	1,138,137	¥ 40.49	*$ 0.38*
Effect of dilutive securities:				
Warrants		80		
Convertible bonds		114,101		
Preferred stocks	1,360	197,863		
Diluted EPS—Net income for computation	¥ 47,445	1,450,183	¥ 32.71	*$ 0.31*

20. OTHER OPERATING INCOME

Other operating income for the fiscal years ended March 31, 2002, 2003 and 2004, consisted of the following:

	For the fiscal year ended March 31,			
	2002	2003	2004	*2004*
	(millions of yen)			*(thousands of U.S. dollars)*
Gain on foreign exchange transactions—net	¥ 2,053	¥ 1,883	¥ 2,055	*$ 19,458*
Gain on sales and redemption of bonds and other securities	11,484	6,307	2,819	*26,695*
Revenues on leasing and installment sales	42,330	37,021		
Gain on derivatives	1,146	6,698	9,533	*90,252*
Other	3,733	4,433	7,215	*68,312*
Total	¥ 60,749	¥ 56,343	¥ 21,624	*$ 204,717*

21. OTHER INCOME

Other income for the fiscal years ended March 31, 2002, 2003 and 2004, consisted of the following:

	For the fiscal year ended March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Gain on sales of stocks and other securities	¥ 14,194	¥ 9,316	¥ 8,525	*$ 80,709*
Gain on sales of premises and equipment	99	1,381	386	*3,662*
Gain on exemption of the substitutional portion of the governmental pension program		3,536		
Recovery of claims previously charged-off	96	1,138	4,885	*46,250*
Enterprise taxes on banking business refund including interest earned			1,126	*10,667*
Other	3,474	2,202	3,226	*30,541*
Total	¥ 17,865	¥ 17,575	¥ 18,150	*$ 171,829*

22. OTHER OPERATING EXPENSES

Other operating expenses for the fiscal years ended March 31, 2002, 2003 and 2004, consisted of the following:

	For the fiscal year ended March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Losses on sales and redemption of bonds and other securities	¥ 4,218	¥ 10,854	¥ 13,529	*$ 128,087*
Losses on write-down of bonds and other securities	20	92	39	*371*
Costs on leasing and installment sales	39,265	33,773		
Other	925	1,186	59	*565*
Total	¥ 44,430	¥ 45,906	¥ 13,628	*$ 129,023*

23. OTHER EXPENSES

Other expenses for the fiscal years ended March 31, 2002, 2003 and 2004, consisted of the following:

	For the fiscal year ended March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Provision for possible losses on collateralized real estate loans sold	¥ 2,800	¥ 980		
Loss on sales of stocks and other securities	12,122	1,794	¥ 6,330	*$ 59,934*
Loss on write-down of stocks and other securities	22,276	33,871	489	*4,629*
Loss on disposal of premises and equipment	1,435	2,329	1,065	*10,090*
Direct charge-off of loans	37,063	41,022	27,828	*263,450*
Loss on termination of a portion of unfunded lump-sum retirement benefit plans and introduction of the defined contribution plan and advance payment plan			2,211	*20,937*
Other	5,795	4,700	6,284	*59,500*
Total	¥ 81,493	¥ 84,699	¥ 44,210	*$ 418,540*

24. INCOME TAXES

The Bank and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in normal effective statutory tax rates of approximately 41.5% for the fiscal years ended March 31, 2002, 2003 and 2004.

The Tokyo tax base for enterprise tax was changed from income to gross operating income with the implementation of "The Ordinance Concerning Special Treatment of Tax Base, etc. for Enterprise Tax on Banking Business in Tokyo," a bylaw enacted on April 1, 2000 as Tokyo Metropolitan Ordinance No. 145. Banks subject to the Tokyo regional tax, including the Bank, filed a complaint in October 2000 with the Tokyo District Court challenging the legality of the tax. After lower courts had largely upheld the challenge,

in October 2003 banks involved in the ongoing proceedings reached a settlement with the Tokyo metropolitan government. The terms of the settlement include a revision of the applicable tax rate to 0.9% from the current 3.0%, retroactive to the effective date of the tax in the fiscal year ended March 31, 2001 and a refund representing the difference between the amount already paid by the banks and the amount computed based on the newly enacted rate plus accrued interest. The Bank received a tax refund for the fiscal years ended March 31, 2001, 2002 and 2003 amounting to ¥1,126 million (*$10,667 thousand*) as part of the settlement. (See Note 21.)

The Osaka tax base for enterprise tax was also changed from income to gross operating income with the implementation of the "Municipal Ordinance Concerning Special Treatment of Tax Base, etc. for Enterprise Tax on Banking Business, etc., in Osaka," a bylaw enacted on June 9, 2000 as Osaka Municipal Ordinance No. 131. Banks subject to the tax, including the Bank, filed a lawsuit in April 2002 challenging the Osaka tax. In response, the Osaka prefectural government revised its tax rule for the fiscal year ended March 31, 2002 and the additional years subject to the rule. The revised rule required large banks to pay the lower of the 3% regional tax on their gross operating income or the regional tax computed based on their net income. As a result, banks involved in the proceedings, including the Bank, withdrew the case in May 2004. There will be no refund payment to the Bank.

On March 31, 2003, a tax reform law concerning enterprise tax was enacted in Japan which changed the normal effective statutory tax rate from 41.5% to 40.4%, effective for fiscal years beginning on or after April 1, 2004. The deferred tax assets and liabilities which will be realized on or after April 1, 2004 are measured at the effective tax rate of 40.4% as of March 31, 2003 and 2004.

The tax effects of significant temporary differences and loss carryforwards which result in deferred tax assets and liabilities as of March 31, 2002, 2003 and 2004, were as follows:

	As of March 31,			
	2002	**2003**	**2004**	***2004***
		(millions of yen)		***(thousands of U.S. dollars)***
Deferred tax assets:				
Allowance for possible loan losses	¥ 101,356	¥ 108,094	¥ 84,658	*$ 801,465*
Net unrealized loss on available-for-sale securities	11,491	13,878		
Write down of securities	12,362	12,834	9,636	*91,227*
Tax loss carryforwards	8,570			
Reserve for possible losses on collateralized real estate loans sold	5,932			
Other	16,333	12,815	9,955	*94,249*
Less valuation allowance			(1,064)	*(10,079)*
Total deferred tax assets	156,046	147,623	103,185	*976,862*
Deferred tax liabilities:				
Gain on contribution of the employees' retirement benefit trust	6,927	7,091	7,126	*67,463*
Net unrealized gain on available-for-sale securities			21,082	*199,588*
Others	1,778	1,013	1,291	*12,225*
Total deferred tax liabilities	8,705	8,104	29,499	*279,276*
Net deferred tax assets	¥ 147,340	¥ 139,518	¥ 73,686	*$ 697,586*

A reconciliation between the normal effective statutory tax rates and actual effective tax rates reflected in the accompanying consolidated statement of income for the fiscal year ended March 31, 2003, was as follows:

	For the fiscal year ended March 31, 2003
Normal effective statutory tax rate	41.5%
Reduction of deferred tax assets according to change of tax rate	6.8
Effect of disposal of investments in consolidated subsidiaries	(3.3)
Other—net	(1.4)
Actual effective tax rate	43.6%

A reconciliation between the normal effective statutory tax rate for the fiscal years ended March 31, 2002 and 2004 and the actual effective tax rates reflected in the accompanying consolidated statements of income was not required under Japanese accounting standards due to immaterial differences of tax rates.

25. LEASES

a. *Lessee*

The Bank and its consolidated subsidiaries lease certain equipment and other assets.

Lease payments under finance leases for the fiscal years ended March 31, 2002, 2003 and 2004, amounted to ¥747 million, ¥19 million and ¥94 million (*$894 thousand*), respectively.

Pro forma information of leased property such as acquisition cost, accumulated depreciation, obligations under finance leases, depreciation expense and interest expense of finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the fiscal years ended March 31, 2002, 2003 and 2004, was as follows:

	As of March 31,	
	2002	2003
	(millions of yen)	
Equipment		
Acquisition cost	¥ 3,335	¥ 133
Accumulated depreciation	1,381	102
Net leased property	¥ 1,953	¥ 30

	As of March 31, 2004			*As of March 31, 2004*		
	Equipment	Other Assets	Total	*Equipment*	*Other Assets*	*Total*
	(millions of yen)			*(thousands of U.S. dollars)*		
Acquisition cost	¥ 377	¥ 115	¥ 493	*$ 3,574*	*$ 1,097*	*$ 4,671*
Accumulated depreciation	231	53	285	*2,194*	*509*	*2,703*
Net leased property	¥ 145	¥ 62	¥ 207	*$ 1,380*	*$ 588*	*$ 1,968*

Obligations under finance leases:

	As of March 31,			
	2002	2003	2004	*2004*
	(millions of yen)			*(thousands of U.S. dollars)*
Due within one year	¥ 560	¥ 15	¥ 85	*$ 813*
Due after one year	1,284	13	129	*1,221*
Total	¥ 1,845	¥ 28	¥ 214	*$ 2,034*

Depreciation expense and interest expense under finance leases:

	For the fiscal year ended March 31,			
	2002	2003	2004	*2004*
	(millions of yen)			*(thousands of U.S. dollars)*
Depreciation expense	¥ 583	¥ 17	¥ 82	*$ 783*
Interest expense	90	1	12	*119*
Total	¥ 673	¥ 19	¥ 95	*$ 902*

Depreciation expense and interest expense, which are not reflected in the accompanying consolidated statements of income, were computed by the straight-line method and the interest method, respectively.

The minimum rental commitments under noncancelable operating leases as of March 31, 2002, 2003 and 2004, were as follows:

	As of March 31,			
	2002	2003	2004	*2004*
		(millions of yen)		*(thousands of U.S. dollars)*
Due within one year	¥ 15	¥ 7	¥ 5	*$ 49*
Due after one year	14	5		
Total	¥ 30	¥ 12	¥ 5	*$ 49*

b. Lessor

A consolidated subsidiary, which was not a subsidiary in 2004 but had been a consolidated subsidiary until 2003, leased certain equipment and other assets to various customers.

Lease receipts under finance leases for the fiscal years ended March 31, 2002 and 2003, were ¥35,605 million and ¥30,546 million, respectively.

Pro forma information on leased property such as acquisition cost, accumulated depreciation, rights under finance leases, depreciation expense and interest income of finance leases that do not transfer ownership of the leased property to the lessee for the fiscal years ended March 31, 2002 and 2003 was as follows:

	As of March 31, 2002			As of March 31, 2003		
	Equipment	Other Assets	Total	Equipment	Other Assets	Total
		(millions of yen)			(millions of yen)	
Acquisition cost	¥ 122,533	¥ 20,580	¥ 143,113	¥ 113,768	¥ 18,410	¥ 132,178
Accumulated depreciation	60,921	11,029	71,951	56,404	9,735	66,139
Net leased property	¥ 61,611	¥ 9,550	¥ 71,161	¥ 57,364	¥ 8,674	¥ 66,038

Rights under finance leases:

	As of March 31,	
	2002	2003
	(millions of yen)	
Due within one year	¥ 25,709	¥ 23,247
Due after one year	49,470	42,775
Total	¥ 75,179	¥ 66,023

Depreciation expense and interest income under finance leases:

	For the fiscal year ended March 31,	
	2002	2003
	(millions of yen)	
Depreciation expense	¥ 23,958	¥ 21,751
Interest income	3,864	3,271
Total	¥ 27,823	¥ 25,023

Interest income, which is not reflected in the accompanying consolidated statement of income, was computed by the interest method.

The minimum rental commitments under noncancelable operating leases as of March 31, 2002 and 2003 were as follows:

	For the fiscal year ended March 31,	
	2002	2003
	(millions of yen)	
Due within one year	¥ 456	¥ 82
Due after one year	313	184
Total	¥ 769	¥ 266

26. SEGMENT INFORMATION

a. *Business Segment Information*

The Bank and consolidated subsidiaries are engaged in the business of banking and other related activities such as credit guarantee, venture capital and other. The leasing segment was not presented in 2004, because the subsidiary engaged in leasing was not consolidated in 2004. Ordinary income and total assets as of and for the fiscal year ended March 31, 2004 were primarily concentrated in the business of banking. Accordingly, the presentation of segment information by business segment is not required under the related regulations for the fiscal year ended March 31, 2004. The business segment information for the fiscal years ended March 31, 2002 and 2003 is summarized as follows:

	For the fiscal year ended March 31, 2002				
	Banking	Leasing	Other	Eliminations/ Corporate	Consolidated
			(millions of yen)		
Ordinary income (1):					
Outside customers	¥ 258,460	¥ 43,673	¥ 8,573		¥ 310,707
Intersegment income	1,805	789	3,044	¥ (5,640)	
Total	260,266	44,463	11,617	(5,640)	310,707
Ordinary expenses (2)	226,303	44,049	12,659	(5,930)	277,081
Ordinary profit (loss)	¥ 33,962	¥ 414	¥ (1,041)	¥ 290	33,626
Other income and expenses—net					(1,238)
Income before income taxes and minority interests					¥ 32,387
Assets, depreciation and capital expenditures:					
Assets	¥ 10,652,170	¥ 190,452	¥ 182,209	¥ (259,950)	¥ 10,764,882
Depreciation	8,053	28,482	278		36,814
Capital expenditures	6,070	23,511	835		30,417

	For the fiscal year ended March 31, 2003				
	Banking	Leasing	Other	Eliminations/ Corporate	Consolidated
			(millions of yen)		
Ordinary income (1):					
Outside customers	¥ 236,608	¥ 38,579	¥ 10,244		¥ 285,432
Intersegment income	2,042	383	3,545	¥ (5,970)	
Total	238,651	38,962	13,790	(5,970)	285,432
Ordinary expenses (2)	213,076	38,295	11,855	(4,950)	258,276
Ordinary profit	¥ 25,574	¥ 667	¥ 1,934	¥ (1,020)	27,156
Other income and expenses—net					3,726
Income before income taxes and minority interests					¥ 30,883
Assets, depreciation and capital expenditures:					
Assets	¥ 10,539,146	¥ 108,354	¥ 148,517	¥ (123,220)	¥ 10,672,796
Depreciation	7,726	25,771	313		33,811
Capital expenditures	6,063	23,004	146		29,214

Notes:

1. "Ordinary income" represents total income less certain special income included in other income in the accompanying consolidated statements of income. Such ordinary income and ordinary expenses are summarized by the business engaged in by consolidated companies.
2. "Ordinary expenses" represent total expenses less certain special expenses included in other expenses in the accompanying consolidated statements of income.
3. Prior to April 1, 2002, dividend income from marketable equity securities was recorded upon receipt from investees. Effective April 1, 2002, the Bank and consolidated subsidiaries have recorded the accrued dividends on the day following the ex-dividend date which have been estimated based on the actual dividend of the previous year or the published prospective dividend of each investee. The effect of this change was to increase ordinary income and ordinary profit of banking, leasing and other for the fiscal year ended March 31, 2003 by ¥1,407 million, ¥22 million and ¥5 million, respectively.

b. Segment Information by Geographic Area

Ordinary income and total assets as of and for the fiscal years ended March 31, 2002, 2003 and 2004 were primarily concentrated in Japan. Accordingly, the presentation of segment information by geographic area is not required under the related regulations for these fiscal years.

c. Ordinary Income from International Operations

Ordinary income arising from international operations both in and outside Japan was minor in relation to the total ordinary income for the fiscal years ended March 31, 2002, 2003 and 2004. Accordingly, the presentation of ordinary income from international operations is not required under the related regulations for these fiscal years.

27. DERIVATIVE INFORMATION

The Bank uses swap, futures, forward and option contracts, and other similar types of contracts based on either interest rates, foreign exchange rates or securities prices. These financial instruments are used in trading activities to generate trading revenues and fee income and are also used in Asset and Liability Management ("ALM") activities to control exposure to fluctuations in such market rates or prices.

The Bank uses derivatives to provide customers with risk hedging methods, to complement their ALM activities, to hedge market risks, and to strengthen earnings. The Bank carefully studies the risks involved with derivatives transactions and maintains a policy of limiting the volume of the risks within a range which they are capable of controlling based on their financial strength.

Derivatives used for hedging purposes are recorded on the basis of hedge accounting in accordance with the Japanese accounting standard for financial instruments. Such derivatives are currency swaps, forward exchange contracts, interest rate swaps and others, which are utilized to control the risks from foreign-currency monetary claims and debt, borrowed money and other financial instruments. The Bank reviews the effectiveness of hedging activities by the methods permitted under the accounting standard.

Similar to other market transactions, derivatives transactions are subject to a variety of risks, including market, credit, liquidity, operational and legal risks. Among those risks, the Bank emphasizes establishing the risk management structure to comprehend and manage market risk and credit risk. As of March 31, 2002, 2003 and 2004, the estimated amount of derivative-related credit risk exposure of the Bank and consolidated subsidiaries were ¥33.8 billion, ¥25.1 billion and ¥29.6 billion (*$281 million*), respectively.

The Bank has adopted an integrated management approach in developing a comprehensive risk management system that is based on global standards. The Bank has established the Corporate Administration Department ("CAD") to perform the integrated management of all market, credit and operational risks. With their middle office function, teams from CAD are monitoring the transaction execution department ("front office") of the Treasury and Capital Markets Department (TCMD) on a daily basis.

The volume of risk associated with interest rate, currency, securities and other transactions is gathered and managed on an integrated basis. The ultimate decision on market risk position limits is made by the Executive Committee. Based on this limit, each department establishes loss-cutting rules and maximum risk exposures for each type of derivative transaction and product. The middle office ensures that risk exposure limits and other rules are observed while using value-at-risk (VaR), basis points value, and other methods to calculate quantitative measures of risk volume. The CAD reports the total volume of the Bank's market risk to the ALM Committee. Credit risk associated with derivatives transactions is managed in conjunction with other off-balance-sheet as well as on-balance-sheet transactions. The ultimate decision on credit risk is made

by a credit department and definitely separated from the front office. The CAD calculates the Bank's total credit exposure and reports this amount to the Credit Portfolio Committee.

The Bank and consolidated subsidiaries had the following derivatives contracts that were quoted on listed exchanges, outstanding as of March 31, 2002, 2003 and 2004:

	As of March 31, 2002		
	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)
		(millions of yen)	
Interest rate contracts—Interest rate futures:			
Written	¥ 6,400	¥ 14	¥ 14
Purchased	6,357	(22)	(22)
Bond contracts—Futures written	2,745	(14)	(14)

	As of March 31, 2003		
	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)
		(millions of yen)	
Bond contracts:			
Options written	¥ 4,700	¥ (3)	
Options purchased	3,000	4	

	As of March 31, 2004			*As of March 31, 2004*		
	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)	*Contract or Notional Amount*	*Fair Value (Loss)*	*Valuation Gain (Loss)*
		(millions of yen)			*(thousands of U.S. dollars)*	
Interest rate contracts—Interest rate futures written	¥ 49			*$ 473*		
Bond contracts—Futures:						
Written	5,255	¥ 28	¥ 28	*49,756*	*$ 273*	*$ 273*
Purchased	1,246	(8)	(8)	*11,798*	*(79)*	*(79)*
Bond contracts—Future options:						
Written	2,000	(4)	(2)	*18,934*	*(44)*	*(23)*
Purchased	1,000	1		*9,467*	*12*	

The Bank and consolidated subsidiaries had the following derivatives contracts that were not quoted on listed exchanges, outstanding as of March 31, 2002, 2003 and 2004:

	As of March 31, 2002		
	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)
		(millions of yen)	
Interest rate contracts:			
Interest rate swaps:			
Receive fixed and pay floating	¥ 279,550	¥ 6,264	¥ 6,264
Receive floating and pay fixed	233,401	(5,411)	(5,411)
Receive floating and pay floating	4,083		
Caps written	80,728	(259)	990
Caps purchased	12,140	25	(136)
Foreign exchange:			
Currency swaps	34,587	20	20
Forward exchange contracts written	31,641		
Forward exchange contracts purchased	24,443		
Options written	60,688		
Options purchased	50,618		
Bond contracts—Options written	10,000	(113)	(9)

	As of March 31, 2003		
	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)
	(millions of yen)		
Interest rate contracts:			
Interest rate swaps:			
Receive fixed and pay floating	¥ 267,940	¥ 4,947	¥ 4,947
Receive floating and pay fixed	231,140	(4,743)	(4,743)
Receive floating and pay floating	2,025		
Caps written	94,951	(69)	1,268
Caps purchased	11,924	3	(156)
Foreign exchange:			
Currency swaps	32,298	14	14
Forward exchange contracts written	13,681		
Forward exchange contracts purchased	11,631		
Options written	17,447		
Options purchased	21,046		

	As of March 31, 2004			*As of March 31, 2004*		
	Contract or Notional Amount	Fair Value (Loss)	Valuation Gain (Loss)	*Contract or Notional Amount*	*Fair Value (Loss)*	*Valuation Gain (Loss)*
	(millions of yen)			*(thousands of U.S. dollars)*		
Interest rate contracts:						
Interest rate swaps:						
Receive fixed and pay floating	¥ 812,253	¥ 8,732	¥ 2,759	*$ 7,689,614*	*$ 82,673*	*$ 26,128*
Receive floating and pay fixed	769,699	(7,002)	2,588	*7,286,748*	*(66,293)*	*24,504*
Receive floating and pay floating	107	2	2	*1,013*	*22*	*22*
Caps written	88,077	(174)	1,106	*833,834*	*(1,651)*	*10,476*
Caps purchased	6,720	6	(90)	*63,618*	*58*	*(852)*
Foreign exchange:						
Currency swaps	102,895	(674)	(674)	*974,108*	*(6,387)*	*(6,387)*
Forward exchange contracts written	16,682	197	197	*157,930*	*1,870*	*1,870*
Forward exchange contracts purchased	22,513	(115)	(115)	*213,133*	*(1,090)*	*(1,090)*
Options written	3,922	(17)	15	*37,130*	*(167)*	*149*
Options purchased	7,854	71	38	*74,357*	*677*	*364*

Notes:

1. Derivatives which qualify for hedge accounting are excluded in the above table.
2. The difference between fair value (loss) and valuation gain (loss) in interest rate swap as of March 31, 2004 is unamortized balance of deferred gains or losses attributable to macro-hedge.
3. Foreign exchange forward contracts and options have been valued at market rates and the gain (loss) has been reflected in the consolidated statements of income. Only contract or notional amount was disclosed with such derivatives for the fiscal years ended March 31, 2002 and 2003.

Currency swaps accounted for by accrual method pursuant to the JICPA Industry Audit Committee Report No. 20 for the fiscal year ended March 31, 2002 and the temporary treatment of the JICPA Industry Audit Committee Report No. 25 for the fiscal year ended March 31, 2003 were as follows:

	As of March 31, 2002			As of March 31, 2003		
	Contract or Notional Amount	Fair Value	Valuation Gain	Contract or Notional Amount	Fair Value	Valuation Gain
	(millions of yen)					
Foreign exchange—Currency swaps	¥ 297,307	¥ 1,884	¥ 1,884	¥ 136,524	¥ 1,345	¥ 1,345

28. STOCK OPTION PLAN

At the stockholders meeting held on June 25, 1999, the Bank's stock option plan for directors and executive officers was approved by the stockholders. The plan provided for granting options to directors and executive officers to purchase 310 thousand shares of the Bank's common stock in the period from June 26, 2001 to June 25, 2009. The options to purchase 270 thousand shares had not been exercised as of March 31, 2004. The exercise price of the stock options is ¥369 per share, which is subject to adjustments for stock issuance below fair value and stock splits.

At the stockholders meeting held on June 28, 2000, the Bank's stock option plan for directors, executive officers and managers was approved by the stockholders. The plan provided for granting options to directors, executive officers and managers to purchase 1,504 thousand shares of the Bank's common stock in the period from June 29, 2002 to June 28, 2010. The options to purchase 1,490 thousand shares had not been exercised as of March 31, 2004. The exercise price of the stock options is ¥498 per share, which is subject to adjustments for stock issuance below fair value and stock splits.

At the stockholders meeting held on June 27, 2001, the Bank's stock option plan for directors, executive officers and managers was approved by the stockholders. The plan provided for granting options to directors, executive officers and managers to purchase 1,489 thousand shares of the Bank's common stock in the period from June 28, 2003 to June 27, 2011. The options to purchase 1,486 thousand shares had not been exercised as of March 31, 2004. The exercise price of the stock options is ¥502 per share, which is subject to adjustments for stock issuance below fair value and stock splits.

At the stockholders meeting held on June 26, 2002, the Bank's stock option plan for directors and employees was approved by the stockholders. The plan provided for granting options to directors and employees to purchase 1,473 thousand shares of the Bank's common stock in the period from June 27, 2004 to June 26, 2012. The exercise price of the stock options is ¥520 per share, which is subject to adjustments for stock issuance below fair value and stock splits.

At the stockholders meeting held on June 26, 2003, the Bank's stock option plan for directors and employees was approved by the stockholders. The plan provided for granting options to directors and employees to purchase 1,407 thousand shares of the Bank's common stock in the period from June 27, 2005 to June 26, 2013. The exercise price of the stock options is ¥437 per share, which is subject to adjustments for stock issuance below fair value and stock splits.

Another stock option plan was approved at the stockholders meeting held on June 25, 2004. (See Note 29.(2)b)

29. SUBSEQUENT EVENTS

(1) On April 7, 2004, the Board of Directors of the Bank resolved to redeem the zero coupon unsecured 4th convertible bonds with 120% call option at par prior to maturity on May 10, 2004 based on its conditional call option established on April 6, 2004. By May 10, 2004, out of the balance of ¥53,176 million (*$503,418 thousand*) as of March 31, 2004, ¥53,129 million (*$502,973 thousand*) had been converted to 126,497 thousand shares of common stock at a conversion price of ¥420 and ¥47 million (*$445 thousand*) was redeemed at par on that date by exercising the option. The Bank's capital stock and capital surplus increased by ¥26,564 million (*$251,486 thousand*), respectively.

(2) At the general stockholders meeting held on June 25, 2004, the Bank's stockholders approved the following appropriations of retained earnings, stock option plan and purchase of treasury stock:

a. *Appropriation of Retained Earnings as of March 31, 2004*

	(millions of yen)	*(thousands of U.S. dollars)*
Transfer to legal reserve	¥ 1,430	*$ 13,538*
Dividends:		
First series preferred stock (¥5.66—*$0.05* per share)	792	*7,502*
Second series preferred stock (¥9.46—*$0.09* per share)	567	*5,373*
Common stock (¥5.00—*$0.05* per share)	5,770	*54,629*

b. Stock Option Plan

The plan provides for granting options to directors and employees to purchase up to 2,254 thousand shares of the Bank's common stock in the period from June 26, 2006 to June 25, 2014. The options will be granted at an exercise price of 105% of the average market price for a certain period before the date of option grant. The exercise price is subject to adjustments for stock issuance below fair value and stock splits.

c. *Purchase of Treasury Stock*

The Bank is authorized to repurchase up to 60,000,000 shares of the Bank's first series preferred stock and second series preferred stock, respectively, (aggregate amount up to ¥60 billion) as treasury stock until the next general stockholders meeting.

(3) On July 2, 2004, the Bank repurchased all 60,000,000 shares of its issued and outstanding second series preferred stock at a price of ¥580.70 per share for an aggregate amount of ¥34,842 million (*$329,849 thousand*) from the RCC and retired such shares.

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REGISTERED HEAD OFFICE

The Bank of Yokohama, Ltd.
1-1, Minatomirai 3-chome
Nishi-ku, Yokohama
Kanagawa
Japan

LEGAL ADVISERS TO THE BANK AND THE SELLING SHAREHOLDER

As to Japanese law

Tokyo Aoyama Aoki Law Office
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo
Japan

As to U.S. law

Simpson Thacher & Bartlett LLP
Ark Mori Building 30F
12-32, Akasaka 1-chome
Minato-ku, Tokyo
Japan

LEGAL ADVISERS TO THE INTERNATIONAL MANAGERS

As to Japanese Law

Nagashima Ohno & Tsunematsu
Kioicho Building
3-12, Kioicho
Chiyoda-ku, Tokyo
Japan

As to U.S. law

Davis Polk & Wardwell
Izumi Garden Tower 33F
6-1, Roppongi 1-chome
Minato-ku, Tokyo
Japan

INDEPENDENT AUDITORS

Deloitte Touche Tohmatsu
(the Japanese member firm of Deloitte Touche Tohmatsu)
MS Shibaura Building
13-23, Shibaura 4-chome
Minato-ku, Tokyo
Japan

TRANSFER AGENT

The Mitsubishi Trust and Banking Corporation
11-1, Nagatacho 2-chome
Chiyoda-ku, Tokyo
Japan

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